Form 20-F
period 2007-12-31
Qiao Xing Mobile Communication Co., Ltd.
filed 2008-06-26
CIK 1386607

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 1-33430
QIAO XING MOBILE
COMMUNICATION CO., LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable	British Virgin Islands
(Translation of Registrant’s name into English)	(Jurisdiction of Incorporation or Organization)
10th Floor CEC Building, 6 Zhongguancun South Street, Beijing 100086, People’s Republic of China
(Address of Principal Executive Offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Exchange on which registered
Ordinary Shares, without par value	New York Stock Exchange, Inc.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2007:
52,500,000 Ordinary Shares, without par value
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐     No ☑
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.
Yes ☐     No ☑
     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑     No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)
     Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐     Item 18 ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐     No ☑

INTRODUCTION
This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2006 and 2007, and for the year ended December 31, 2005, the period from January 1, 2006 to November 30, 2006, the period from November 30, 2006 to December 31, 2006, and the year ended December 31, 2007.
We and certain selling shareholders of our company completed the initial public offering of 13,333,334 ordinary shares of nil par value on May 8, 2007. On May 3, 2007, we listed our ordinary shares on the New York Stock Exchange, or NYSE, under the symbol “QXM.”
Unless otherwise indicated, references in this annual report to:
•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“CDMA” are to Code Division Multiple Access, a method for transmitting simultaneous encoded signals over a shared portion of the spectrum. The foremost application of CDMA is digital cellular phone technology;

•	“EMS” are to electronic manufacturing services, a general term used to describe the services provided by companies that design, test, manufacture, distribute and provide return and repair services for electronic components and assemblies for original equipment manufacturers;

•	“GSM” are to Global System for Mobile Communications, a digital cellular phone technology based on time division multiple access;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“SMT” are to Surface Mount Technology, a space saving technique whereby special leadless components are soldered onto the surface of a printed circuit board; and

•	“US$,” “$,” and “U.S. dollars” are to the legal currency of the United States.
Unless the context indicates otherwise, “we,” “us,” “our company” and “our” refer to Qiao Xing Mobile Communication Co., Ltd., its predecessor entities, including, for periods prior to February 8, 2003, CEC Telecom Co., Ltd. or CECT, and their consolidated subsidiaries.
Unless otherwise indicated, all historical share information and per-share information contained in this annual report has been retroactively adjusted to reflect a 40-for-one share split that became effective on April 13, 2007.

FORWARD-LOOKING STATEMENTS
This annual report contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:
•	our expectations regarding the market for mobile handsets;

•	our expectations regarding the continued growth of the mobile communications industry;

•	our expectations with respect to advancements in our technologies;

•	our beliefs regarding the competitiveness of our mobile handset products;

•	our expectations regarding the expansion of our manufacturing capacity;

•	our expectations with respect to increased revenue growth and our ability to achieve profitability resulting from increases in our production volumes;

•	our future business development, results of operations and financial condition; and

•	competition from other manufacturers of mobile handsets.
The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we filed as exhibits in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
The following selected consolidated statement of operations data and selected consolidated cash flow data for the year ended December 31, 2005, the period from January 1, 2006 to November 30, 2006, the period from November 30, 2006 to December 31, 2006 and the year ended December 31, 2007, and the selected consolidated balance sheet data as of December 31, 2006 and December 31, 2007 are derived from our audited consolidated financial statements included elsewhere in this annual report, and are qualified by reference to, and should be read in conjunction with, our audited consolidated financial statements and related notes. The selected consolidated statement of operations data and the selected consolidated cash flow data for the years ended December 31, 2003 and 2004, and the selected consolidated balance sheet data as of December 31, 2003, 2004 and 2005 and November 30, 2006 have been derived from our audited consolidated financial statements, which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate the results that may be expected for any future periods.
Due to the impact of push-down accounting adjustments resulting from our parent company’s purchase of the remaining 20% equity interest in our company on November 30, 2006, as more fully described in “Item 5. Operating and financial review and prospects—Financial impact of our corporate history,” our 2006 consolidated financial data are presented by two separate periods: (1) the “old basis” period from January 1, 2006 through November 30, 2006 and (2) the “new basis” period from November 30, 2006 through December 31, 2006.

	(Old Basis)				(New Basis)
				January 1,	November
				2006 to	30, 2006 to
Consolidated statement of operations data	Year ended December 31,			November	December	Year ended
(Amounts in thousands, except per share data)	2003(1)	2004	2005	30, 2006	31, 2006	December 31, 2007
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	($)

Revenues	1,602,807	1,414,265	1,864,125	2,281,198	256,013	3,141,094	430,605
Gross profit	183,750	168,751	337,747	437,871	37,131	885,250	121,357
In-process research and development	(35,263)	—	—	—	(41,739)	—	—
Amortization of other intangible assets	(31,361)	(11,880)	(11,880)	(10,890)	(4,288)	(32,280)	(4,425)
Operating income (loss)	23,295	100,367	273,890	379,917	(13,934)	729,017	99,939
Interest expense	(11,752)	(21,719)	(32,332)	(27,115)	(2,213)	(47,034)	(6,448)
Gain on disposal of a subsidiary	—	—	10,307	—	—	—	—
Gain on disposal of an investment in affiliate	—	10,721	—	—	—	—	—
Equity in earnings of an affiliate	6,920	1,681	—	—	—	—	—
Earnings (loss) before income tax expense, minority interests, and extraordinary items	16,442	91,283	251,518	371,607	(13,435)	711,251	97,504
Income tax expense	(5,008)	(7,533)	(16,719)	(55,991)	(4,251)	(113,377)	(15,543)
Minority interests	(29,265)	(43,520)	(52,349)	(27,260)	(1,799)	(33,074)	(4,534)
Earnings (loss) before extraordinary items	(10,911)	41,911	182,450	288,356	(19,485)	564,800	77,427
Extraordinary items: Gains on acquisitions of additional equity interests in CECT, net of nil tax	—	—	48,157	17,796	—	28,689	3,933
Net income (loss) (2)	(10,911)	41,911	230,607	306,152	(19,485)	593,489	81,360
Basic and diluted earnings (loss) per share before extraordinary gains (3)	(0.27)	1.05	4.56	7.21	(0.49)	11.69	1.60
Basic and diluted earnings (loss) per share (2)(3)	(0.27)	1.05	5.77	7.65	(0.49)	12.28	1.68
Weighted average number of shares outstanding	40,000	40,000	40,000	40,000	40,000	48,322	48,322

	(Old Basis)				(New Basis)
Consolidated balance sheet data	December 31,			November	December
(Amounts in thousands)	2003	2004	2005	30, 2006	31, 2006	December 31, 2007
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	($)

Cash	112,502	81,741	379,377	713,099	762,086	2,729,982	374,247
Accounts receivable, net	213,616	373,051	513,035	407,610	546,893	418,564	57,380
Prepayments to suppliers	295,732	233,098	232,189	145,652	232,008	155,993	21,385
Total current assets	831,990	1,228,800	1,678,800	1,684,197	1,893,910	3,601,182	493,678
Total assets	1,118,762	1,452,774	1,798,408	1,985,147	2,336,152	3,994,102	547,543
Short-term borrowings	323,550	638,068	639,972	610,314	602,790	983,904	134,881
Accounts payable	114,329	214,204	312,806	177,609	165,326	107,990	14,804
Total current liabilities	700,852	954,089	1,156,072	1,026,702	1,207,228	1,239,764	169,957
Total liabilities	718,111	966,692	1,161,491	1,030,413	1,218,968	1,245,325	170,719
Total shareholders’ equity	297,445	339,356	569,963	879,637	1,040,288	2,670,542	366,099

	(Old Basis)				(New Basis)
				January 1,	November 30,
				2006 to	2006 to
Consolidated cash flow data	Year ended December 31,			November 30,	December 31,	Year ended
(Amounts in thousands)	2003(1)	2004	2005	2006	2006	December 31, 2007
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	($)

Net cash provided by (used in) operating activities	(298,098)	(13,426)	110,970	513,378	(215,111)	855,524	117,281
Net cash provided by (used in) investing activities	(10,441)	(43,455)	18,386	(249,317)	63,431	23,016	3,156
Net cash provided by financing activities	421,026	26,120	168,413	69,661	200,667	1,117,327	153,172

	Year ended December 31,
Other selected operating data(4)	2003	2004	2005	2006	2007

Mobile handsets shipped (in thousands of units)	1,210	1,353	1,730	2,262	3,816
Average mobile handset selling price (RMB) (5)	1,299	1,011	1,012	1,094	816

(1)	Includes the operating results and cash flow data of CECT from the date of our acquisition of 65% of CECT on February 8, 2003 under the purchase method of accounting. Before such acquisition, we were a holding company incorporated in the British Virgin Islands with no significant operations. As a result, we consider CECT to be our predecessor company. Therefore, as this information does not reflect the full-year results for CECT, it may not be comparable to our operating results and cash flow data for the year ended December 31, 2004 or subsequent years. Separate selected financial data of CECT for the period from January 1, 2003 to February 7, 2003 have not been presented as we believe such additional data is not significant in order for investors to understand our results of operations.

(2)	Our PRC operating subsidiary, CECT, enjoys certain preferential tax rates and holidays under local government policies. See “Item 5. Operating and financial review and prospects—Taxation” and note 12 to our audited consolidated financial statements included elsewhere in this annual report. Without the tax holidays, our net income (loss) and basic and diluted earnings (loss) per share for the following periods would have been reduced or increased as follows:

	(Old Basis)				(New Basis)
				January 1,	November 30,
				2006 to	2006 to
	Year ended December 31,			November 30,	December 31,
(Amounts in thousands)	2003	2004	2005	2006	2006	Year ended December 31, 2007
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	($)
(Reduction in net income by) / increase in net loss by	1,923	(11,133)	(24,017)	(1,147)	1	(1,056)	(145)
(Reduction in basic and diluted earnings per share by) / increase in basic and diluted earnings per share by(3)	0.35	(0.28)	(0.61)	(0.02)	0.00	(0.02)	(0.00)

(3)	Basic and diluted earnings (loss) per share data reflects on a retroactive basis a 40-for-one share split that became effective on April 13, 2007. See note 14 to our audited consolidated financial statements.

(4)	Other selected operating data is derived from our operating records and, for the period from January 1, 2003 to February 7, 2003, the operating records of CECT.

(5)	The average mobile handset selling price for handsets in a given period is calculated by dividing revenue from handsets by unit sales volume during the same period.

We publish our financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2007, which was RMB7.2946 to $1.00. No representation is made that the Renminbi amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.
On June 24, 2008, the noon buying rate was RMB6.8699 to $1.00.
The following table sets forth information regarding the noon buying rates in Renminbi and U.S. dollars for the periods indicated.

	Renminbi per U.S. dollar noon buying rate
	Period end	Average(1)	Low	High
2003	8.2767	8.2771	8.2765	8.2800
2004	8.2765	8.2768	8.2764	8.2774
2005	8.0702	8.1826	8.0702	8.2765
2006	7.8041	7.9579	7.8041	8.0702
2007	7.2946	7.5806	7.2946	7.8127
December	7.2946	7.3682	7.2946	7.4120
2008
January	7.1818	7.2405	7.1818	7.2946
February	7.1115	7.1644	7.1100	7.1973
March	7.0120	7.0722	7.0105	7.1110
April	6.9870	6.9997	6.9840	7.0185
May	6.9400	6.9725	6.9377	7.0000
June (through June 24, 2008)	6.8699	6.9080	6.8699	6.9460

Source: Federal Reserve Bank of New York

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Risks Related to Our Business
Due to our rapid growth in recent years, evaluating our business and prospects may be difficult and our past results may not be indicative of our future performance.
Our business has grown and evolved rapidly since we acquired control of CECT in February 2003. We may not be able to achieve a similar growth rate in future periods and our historical operating results therefore may not provide a meaningful basis for evaluating our business, financial performance and prospects. Moreover, our business model, technology and ability to achieve satisfactory manufacturing results at higher volumes are unproven. Therefore, you should not rely on our past results or our historical rate of growth as an indication of our future performance.

If we cannot keep pace with market changes and produce mobile handsets with new technologies and features in a timely and cost-efficient manner to meet our customers’ requirements and preferences, the growth and success of our business will be materially adversely affected.
The mobile handset market in China is characterized by changing consumer preferences with respect to style and functionality, increasing demand for new and advanced technologies and features, rapid product obsolescence and price erosion, evolving industry standards, intense competition and wide fluctuations in product supply and demand. If we cannot keep pace with market changes and produce new mobile handsets in a timely and cost-efficient manner to meet our customers’ requirements and preferences, the growth and success of our business will be materially adversely affected.
From time to time, we or our competitors may announce new products, product enhancements or technologies that may replace or shorten the life cycles of our products or cause mobile phone users to defer purchasing our existing products. Shorter product cycles may require us to invest more in developing and designing new products and to introduce new products more rapidly, which may increase our costs of product development and decrease our margins and profitability. In addition, we may not be able to make such additional investments and any additional investments we make in new product development and introductions may not be successful.
Even if we are able to continually develop and introduce new products, they may not gain market acceptance. Market acceptance of our products will depend on various factors including:
•	the perceived advantages of our new products over existing competing products;

•	our ability to attract mobile handset users who are currently using products of our competitors;

•	product cost relative to performance; and

•	the level of customer service available to support new products.
For example, development of 3G wireless telecommunication services and subsequent new technologies could materially impact the sales of our existing and future products. In addition, the introduction of inexpensive limited mobility telecommunication services or other competitive services, such as personal handyphone system, in China may also have a material adverse effect on the sales of our mobile handsets.
Therefore, commercial acceptance by customers of new products we offer may not occur at the rate or level we expect, and we may not be able to successfully adapt existing products to effectively and economically meet customer demand, thus impairing the return from our investments. In addition, a very small portion of our mobile handset models represented a disproportionately large percentage of our handset unit sales and revenue in the past several years and these product leaders served as important drivers for our overall growth. However, we may not be able to replicate such “hit” models on a regular basis, if at all, in future periods. If our existing or new products fail to achieve market acceptance for any reason, our business and growth prospects could be materially adversely affected. We may also be required under applicable accounting standards to recognize a charge for the impairment of assets to the extent our existing products become uncompetitive or obsolete, or if any new products fail to achieve commercial acceptance. Any such charge may have a material adverse effect on our results of operations.
Competition in our industry is intense. Our failure to maintain or improve our market position and respond successfully to changes in the competitive landscape may have a material adverse impact on our business and results of operations.
The mobile handset manufacturing industry in China is intensely competitive. Industry participants compete with each other mainly on the basis of the breadth and depth of their product portfolios, price, operational and manufacturing efficiency, technical performance, product features, quality, customer support and brand recognition. We are facing significant competition from a number of competitors, including domestic mobile handset producers such as Lenovo Group Limited, Bird Ningbo Co., Ltd., Amoi Electronics Co., Ltd., Konka Group Co., Ltd., TCL Communication Technology Holdings Limited, and Haier (Qingdao) Telecom Co., Ltd. and a number of large multinational mobile handset producers, such as Nokia Corporation, Motorola, Inc., Samsung Electronics Co., Ltd., Sony Ericsson Mobile Communications (China) Co. Ltd., and LG Electronics (China) Ltd. Many of our competitors have longer operating histories, greater name recognition, significantly larger market shares, access to larger customer bases and significantly greater economies of scale and financial, sales and marketing, manufacturing, distribution, technical and other resources than we do. Some of these competitors have used, and we expect will continue to use, more aggressive pricing strategies, greater amounts of incentives and subsidies for distributors, retailers and customers, more successful design approaches and more advanced technologies. In addition, some competitors have chosen to focus on building products based on commercially available components, which may enable them to introduce these products faster and with lower levels of research and development spending than us. Furthermore, consolidation among the industry participants in China may potentially result in stronger competitors that are better able to compete as end-to-end suppliers as well as competitors who are more specialized in particular areas and geographic markets. This could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our operating results significantly depend on our ability to compete in this market environment, in particular on our ability to adapt to political, economic or regulatory changes, to introduce new products to the market and to continuously enhance the functionality while reducing the cost of new and existing products. If we fail to maintain or increase our market share and scale compared to our competitors, our cost advantage may be eroded, which could materially adversely affect our competitive position and our results of operations, particularly our profitability.
In addition, we also face competition from unlicensed mobile handset manufacturers in China that make mobile handsets without the requisite governmental approvals and licenses. We believe that these manufacturers are able to keep their production costs low primarily as a result of tax avoidance and non-payment of various fees that are required for all licensed products. Despite recent government action against many of these unlicensed manufacturers, we believe that such mobile handsets still account for a significant portion of all mobile handsets sold in China. If the government is not successful in preventing these unlicensed mobile handset manufacturers from producing and selling their mobile handsets, our market share and our results of operations could be materially adversely affected.
As a result of developments in our industry, we also expect to face new competition from companies in related industries, such as consumer electronics manufacturers. Additionally, we face increasing competition from mobile telecommunication operators that are increasingly offering mobile devices under their own brands. If we cannot respond successfully to these competitive developments, our business and results of operations may be materially adversely affected.
Our sales, results of operations and reputation could be materially adversely affected if we fail to efficiently manage our manufacturing operations without interruption, or fail to ensure that our products meet the expectations of our distributors and our end-user customers and are delivered on time.
The operation of our business requires successful coordination of several sequential and complex manufacturing processes, the disruption of any of which could interrupt our revenue generation and have a material and adverse effect on our relationships with our distributors and end-user customers, our brand name, and our financial performance. Our manufacturing operations involve raw material and component sourcing from third parties, internal assembly processes and distribution processes. These operations are modified on a regular basis in an effort to improve manufacturing and distribution efficiency and flexibility. We may experience difficulties in coordinating our supplies of components and raw materials to meet the demand for our products, increasing or decreasing production at our facilities, adopting new manufacturing processes, finding a timely way to develop the best technical solutions for new products, or achieving manufacturing efficiency and flexibility. We may experience delays in adjusting or upgrading production at our facilities when we introduce new models, delays in expanding manufacturing capacity, failure in our manufacturing processes or failure by our business partners to adequately perform the services we have outsourced to them, which in turn may have a material adverse effect on our sales and results of operations. In addition, a failure or an interruption could occur at any stage of our product development, manufacturing and delivery processes, resulting in products not meeting the expectations of our distributors and our customers, or being delivered late, which could have a material adverse effect on our sales, results of operations and reputation.
Our operations could be materially adversely affected if we fail to manage effectively our relationships with, or lose the services of, our third-party manufacturers or other third-party service providers.
We rely on the manufacturing services provided by third-party manufacturers, including EMS providers, to manufacture a significant portion of our mobile handset products. In 2005, 2006 and 2007, we outsourced to third-party EMS providers 71.3%, 71.8% and 85.6%, respectively, of the total mobile handsets we shipped. Reliance on third-party manufacturers involves a number of risks, including the lack of control over the manufacturing process and the potential absence or unavailability of adequate capacity. If any of our third-party manufacturers cannot or will not manufacture our products in required volumes on a cost-effective basis, in a timely manner, at a sufficient level of quality, or at all, we will need to secure additional manufacturing capacity. Even if this additional capacity is available at commercially acceptable terms, the qualification process could be lengthy and could cause interruptions in product shipments, which may result in a decrease in our sales. In many cases, some of our competitors also utilize the same contract manufacturers, and we could be blocked from acquiring the needed components or increasing capacity if they have purchased capacity ahead of us. The unexpected loss of any of our third-party manufacturers could be disruptive to our business.

We rely on independent mobile handset designers in China for certain software and hardware designs used in our production. If these or other mobile handset designers terminate their business relationships with us, or are otherwise unable to provide us with designs suitable for our products, or if we fail to enhance our in-house research and development activities to compensate for our inability to obtain designs suitable for our products from these handset designers, our business and our results of operations could be materially adversely affected.
We outsource certain software and hardware designs used in producing our products, such as high-end handset main boards, to independent mobile handset designers in China, such as SIM Technology Group Limited. If these or other mobile handset designers terminate their business relationships with us, or are otherwise unable to provide us with designs suitable for our products, or if we fail to increase our in-house research and development activities to compensate for our inability to obtain designs suitable for our products from these handset designers, our business and our results of operations could be materially adversely affected.
Our results of operations, particularly our profitability, may be materially adversely affected if we do not successfully manage price erosion and are not able to manage costs related to our products and operations.
Price erosion is a characteristic of the mobile handset industry, and the products offered by us are also subject to natural price erosion over time. If we are not able to lower our costs at the same rate or faster than this price erosion and introduce new cost-efficient products with higher prices in a timely manner, as well as manage costs related to our products and operations generally, it will have a material adverse effect on our business and results of operations, particularly our profitability.
We rely primarily on our distributors for marketing our products at the provincial and local levels and for after-sales support of our products. Because we have limited influence over our distributors, we cannot be certain that their marketing and after-sale support of our products will be adequate or will not harm our brand and reputation. Moreover, if we fail to timely identify additional or replacement distributors upon the loss of one or more of our distributors, or if we are unable to successfully manage our distribution network, or if we are unable to collect payments from our distributors on a timely basis, our operating results may suffer.
Substantially all of our sales are made to our distributors. Our distribution network currently includes five national distributors, 77 provincial distributors, three TV direct sales distributors and two internet distributors. These distributors sell our products to approximately 300 local distributors, over 4,000 retail outlets and directly to end users in China. We grant our distributors the right to use our brand name and logo when they market our products within their respective sales territories or channels and when they provide after-sales support to our end-user customers. However, our contractual arrangements with our distributors do not provide us with control over their everyday business activities, and one or more of our distributors may engage in activities that are prohibited under our contractual arrangements with them, that violate PRC laws and regulations governing the mobile handset industry or other PRC laws and regulations generally, or that are otherwise harmful to our business or our reputation in the industry.
Distributors individually accounting for more than 10% of our revenues collectively accounted for 23.2%, 71.1% and 36.1% of our revenues in 2005, 2006 and 2007, respectively. See note 1(c) to our audited consolidated financial statements included elsewhere in this annual report for a list of such distributors. Due to our dependence on distributors for the sale, marketing and after-sales support of our products, any one of the following events may cause material fluctuations or declines in our revenue and have a material adverse effect on our financial condition and results of operations:
•	reduction, delay or cancellation of orders from one or more of our distributors;

•	selection by one or more of our distributors of our competitors’ products;

•	failure to timely identify additional or replacement distributors upon the loss of one or more of our distributors; and

•	failure of any of our distributors to make timely payment for our products.
In addition, we rely on our distributors for marketing activities at the provincial and local levels. This approach may not be effective in building brand recognition at provincial and local levels consistent with our national brand-building efforts. We also outsource to some of our distributors and other third parties our after-sales support to end-user customers. If our after-sales service providers fail to provide adequate, satisfactory and effective after-sales support, our brand image may suffer, and our business and results of operations could be materially adversely affected.

We currently enjoy a number of favorable arrangements with some of our distributors, such as exclusive sales relationships, up-front payment by distributors, and settlement by cash or promissory notes guaranteed by banks. However, the competition for distribution channels is intense in the mobile handset industry in China and many of our competitors are expanding their distribution channels in China. We may not be able to compete successfully against the larger and better funded sales and marketing operations of some of our current or potential competitors, especially if these competitors provide more favorable contractual arrangements for distributors. As a result, we may lose some of our distribution channels to our competitors, which may cause us to lose some or all of our favorable arrangements with these distributors and may even result in the termination of our contractual relationships with some of our distributors. While we do not believe we are substantially dependent upon any individual distributor, finding replacement distributors could be time-consuming and any resulting delay may be disruptive and costly to our business. In addition, we may not be able to successfully manage our distribution channels and the cost of any consolidation or further expansion may exceed the revenue generated from these efforts. The occurrence of any of these factors could result in a significant decrease in the sales volume of our products and therefore materially harm our financial condition and results of operations.
Our distributors often must make a significant commitment of capital to purchase our products, and we provide trade credits to some of our distributors. As a result, any downturn in a distributor’s business that affects the distributor’s ability to pay us could harm our financial condition. Historically, we have not experienced any significant bad debt or collection problems, but such problems may arise in the future. The failure of any of our distributors to make timely payments could require us to write off accounts receivable or increase provisions made against our accounts receivable, either of which could adversely affect our financial condition.
If we fail to source a sufficient quantity of high-quality components used in our products at reasonable costs from our suppliers, our competitive position, reputation and business could suffer. Our dependence on suppliers for certain types of components could jeopardize our production activities and increase our cost of sales.
We do not produce most of the components and raw materials necessary for the production of our mobile handsets and rely on suppliers to provide us with a substantial portion of these components and raw materials. The aggregate costs attributable to our five largest raw materials and components suppliers in 2005, 2006 and 2007 were 55.5%, 77.9% and 70.0%, respectively, of our total purchases during the relevant periods. We may experience a shortage in the supply of certain components in the future and if any such shortage occurs, our manufacturing capabilities and results of operations could be materially adversely affected. If any supplier is unwilling or unable to provide us with high quality components and raw materials in required quantities and at acceptable costs, we may not be able to find alternative sources on satisfactory terms in a timely manner, or at all. Our inability to find or develop alternative sources if and as required could result in delays or reductions in manufacturing and product shipments. Moreover, these suppliers may delay component or material shipments or supply us with inferior quality components or raw materials that may adversely impact the performance of our mobile handsets. If any of these events occur, our competitive position, reputation and business could suffer.
Some of our products also incorporate imported components. Our imported electronic components and raw materials are subject to a variety of Chinese governmental permit requirements, approval procedures and import duties, and may also, from time to time, be subject to export controls and other legal restrictions imposed by foreign countries. Should the Chinese government refuse to issue the necessary permits or approvals to us or our suppliers, or take any administrative actions to limit imports of certain components, or if we or our suppliers fail to pay any required import duties, or if governmental agencies or laws of foreign countries prevent the timely export of certain components we require to China, we may become subject to penalties and fines or fail to obtain important components for our mobile handsets, and our ability to manufacture and sell our products in China could be adversely affected. In addition, import duties increase the cost of our products and may make them less competitive.
Some components and materials used in our products are currently purchased from a single supplier or a small number of suppliers and our ability to deliver our products according to market demands depends in large part on obtaining timely and adequate supplies of components and materials on competitive terms. Failure by any of our suppliers to meet our needs for components could impact our production targets, limit our sales or increase our costs. While we do not believe we are substantially dependent upon any individual supplier, finding alternative suppliers for these components and materials could be costly and time-consuming. Moreover, if we fail to anticipate customer demand properly, an over- or undersupply of components and production capacity could occur. This factor could limit our ability to supply sufficient products to our customers or could increase our costs. At the same time, we may commit to certain capacity levels or component quantities, which, if unused, will result in charges for unused capacity or scrapping costs.
We maintain inventories of raw materials, components and handsets, and our inventories may become obsolete.
The rapid technological change in our industry, the short product life cycle of our handsets, our limited forecasting experience and processes and the competitive nature of our target markets make forecasting our future sales and operating results difficult. Our expense levels are based, in part, on our expectations regarding future sales. In addition, to enable us to promptly fill orders, we maintain inventories of raw materials, components and handsets. As a result, we have to commit to considerable costs in advance of anticipated sales. Any significant shortfall of sales may result in our maintaining higher levels of inventories of raw materials, components and finished goods than we require, thereby increasing our risk of inventory obsolescence and corresponding inventory write-downs and write-offs. We cannot guarantee that such write-downs will be adequate to cover all losses resulting from inventory obsolescence.

We plan to market our products to countries outside of China, which may subject us to various economic, political, regulatory, legal and foreign exchange risks.
We currently sell substantially all of our products in China. We plan to selectively enter into international markets in which we identify an opportunity to sell differentiated products and where we believe we will be able to minimize our distribution and marketing costs in order to maintain a reasonable return on sales. The marketing, distribution and sale of our mobile handsets overseas expose us to a number of risks, including:
•	fluctuations in currency exchange rates of the U.S. dollar and other foreign currencies against the Renminbi;
•	difficulty in engaging and retaining distributors and agents who are knowledgeable about, and can function effectively in, overseas markets;
•	difficulty in designing products that are compatible with communications and product standards in foreign countries;
•	longer accounts receivable collection periods and greater difficulty in accounts receivable collection;
•	increased costs associated with maintaining marketing and sales activities in various countries;
•	difficulty and costs relating to compliance with unexpected changes in regulatory requirements and different commercial and legal requirements in the jurisdictions in which we offer our products;
•	inability to obtain, maintain or enforce intellectual property rights; and
•	changes to import and export regulations, including quotas, tariffs and other trade barriers, delays or difficulties in obtaining export and import licenses, potential foreign exchange controls and repatriation controls on foreign earnings, exchange rate fluctuations and currency conversion restrictions.
If we are unable to effectively manage these risks, our ability to conduct or expand our business abroad would be impaired, which may in turn have a material adverse effect on our business, financial condition, results of operations and prospects.
We may require additional capital and we may not be able to obtain it on acceptable terms or at all.
We believe that our current cash and cash flow from operations will be sufficient to meet our present cash needs. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:
•	investors’ perception of, and demand for, securities of China-based mobile handset companies;
•	conditions of the U.S. and other capital markets in which we may seek to raise funds;
•	our future results of operations, financial condition and cash flows;
•	PRC governmental regulation of foreign investment in the telecommunications industry;
•	economic, political and other conditions in China; and
•	PRC governmental policies relating to foreign currency borrowings.
Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could have a material adverse effect on our business, financial condition and results of operations.

Our past brand-sharing practices may result in negative publicity and may even lead to investigations or penalties by relevant PRC regulatory authorities, which could have a material adverse impact on our reputation and business.
Through the first half of 2006, we allowed other mobile handset manufacturers to use our GSM licenses to produce mobile handsets and sell these mobile handsets under our brand name. Although we exerted a certain degree of control over the manufacturing processes of these mobile handsets, we had almost no control over most other aspects of the production and sale of these handsets, including raw materials purchases. As a result, mobile handsets produced under these arrangements by the other manufacturers may not have the same quality as the products made by us and any product quality claims associated with these mobile handsets may result in adverse publicity for us and harm to our reputation in the market, which may result in a decrease in sales of our mobile handsets and materially adversely affect our financial condition and results of operations.
In addition, although there are no specific laws and regulations in China governing the brand-sharing practice as described above or similar practices, the Ministry of Industry and Information, or MII and the State Administration of Industry and Commerce launched certain campaigns in the past aimed at stopping practices they considered inconsistent with acceptable industry practices. Should these relevant regulatory authorities decide that our past brand-sharing practices were unacceptable or contravened existing laws and regulations in China, we may become subject to investigations or penalties. Furthermore, if any new regulation prohibiting brand-sharing is promulgated with retroactive effect, our past brand-sharing practice may be subject to investigation based upon such new regulation, which may result in penalties and may have an adverse effect on us.
Our operating results are difficult to predict and may fluctuate significantly from period to period in the future.
Our operating results are difficult to predict and may fluctuate significantly from period to period based on a number of factors such as the launch of particular best-selling products in a given period, the seasonality of our mobile handset sales, the short life-cycle of any given handset model in China due to rapid technological advances, a possible deterioration of economic conditions in China and potential changes to the regulation of the mobile handset industry in China. These factors are discussed elsewhere in this annual report. As a results, you may not be able to rely on period-to-period comparisons of our operating results as an indication of our future performance. If our revenues for a particular period are lower than we expect, we may be unable to reduce our fixed costs and operating expenses for that period by a corresponding amount, which would negatively impact our operating results for that period relative to our operating results for other periods.
We must develop or otherwise acquire complex, evolving technologies to use in our business and meet market demand. Our failure to develop or otherwise acquire these complex technologies, or to successfully commercialize such technologies as new advanced products that meet customer demand on a timely basis, will have a material adverse effect on our business, our ability to meet our targets and our results of operations.
To succeed in our markets and meet market demand, we must develop or otherwise acquire complex, evolving technologies to use in our business. However, the development and use of new technologies, applications and technology platforms for our mobile handsets involves the commitment of significant amounts of our management’s time, substantial costs and risks both within and outside of our control. This is true whether we develop these technologies internally, acquire or invest in other companies with these technologies or collaborate with third parties on the development of these technologies.
The technologies, functionalities and features on which we choose to focus may not achieve as broad or timely customer acceptance as we expect. This may result from numerous factors, including the availability of more attractive alternatives or a lack of sufficient compatibility with other existing technologies, products and solutions. Additionally, even if we do select the technologies, functionalities and features that customers ultimately want, we or the companies that work with us may not be able to bring them to the market in a timely manner. We may also face difficulties obtaining and providing the technologies preferred by our potential customers, or at prices acceptable to them.
In addition, our products include increasingly complex technologies developed or licensed to us by third parties. We may not be able to obtain or maintain necessary or desirable licenses or permits from third parties, with full rights needed to use them in our business, on commercially acceptable terms at such times as we may seek to use them.
We rely on a number of technologies licensed from third parties and the loss of some or all of these licenses or failure to renew them on a timely basis could interrupt our production and have a material adverse impact on our business.
We rely on a number of technologies licensed from third parties for manufacturing our mobile handsets. For example, we rely on Access China Inc. for certain software supporting wireless application protocol and multimedia messaging service functions and Huayu Ziyuan Software Technology (Beijing) Co., Ltd. for our word processing software. If some or all of such licenses are terminated, or if we fail to renew certain licenses on a timely basis, our production of mobile handsets would be disrupted and our business and financial conditions could be materially adversely affected.

We have not applied for patents or registered copyrights for most of our intellectual property and our failure to adequately protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.
Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. We rely primarily on trade secrets and other contractual restrictions to protect our intellectual property. We have not applied for patents or registered copyrights in China for most of our inventions, original works of authorship, developments and improvements relating to the mobile handsets we produce. The actions we have taken to protect our intellectual property rights may not be adequate to provide us with meaningful protection or commercial advantage. As a result, third parties may use the technologies that we have developed and compete with us, which could have a material adverse effect on our business, financial condition and operating results.
In addition, policing unauthorized use of proprietary technology can be difficult and expensive. Litigation may be necessary to enforce our intellectual property rights and the outcome of any such litigation may not be in our favor. Given the relative unpredictability of China’s legal system and potential difficulties in enforcing a court judgment in China, there is no guarantee that we would be able to halt the unauthorized use of our intellectual property through litigation in a timely manner. Furthermore, any such litigation may be costly and may divert management attention away from our business and cause us to expend significant resources. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse impact on our business, financial condition and results of operations.
We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely against us, could disrupt our business and subject us to significant liability to third parties, as well as have a material adverse effect on our financial condition and results of operations.
Our success depends, in large part, on our ability to use and develop our technology, know-how and product designs without infringing upon the intellectual property rights of third parties.
Our products include increasingly complex technology and, as the amount of such technologies and the number of parties claiming rights continue to increase, the possibility of alleged infringement and related intellectual property claims against us continues to rise. The holders of patents and other intellectual property rights potentially relevant to our product offerings may be unknown to us, or may otherwise make it difficult for us to acquire a license on commercially acceptable terms. There may also be technologies licensed to and relied on by us that are subject to infringement or other corresponding allegations or claims by others which could damage our ability to rely on such technologies. In addition, although we endeavor to ensure that companies that work with us possess appropriate intellectual property rights or licenses, we cannot fully avoid the risks of intellectual property rights infringement created by suppliers of components used in our products or by companies with which we work in cooperative research and development activities.
Since all technology standards, including those used and relied on by us, include some intellectual property rights, we cannot fully avoid risks of a claim for infringement of such rights due to our reliance on such standards. We believe that the number of third parties declaring their intellectual property to be relevant to these standards, for example, those standards related to 3G mobile communication technologies as well as other advanced mobile communications standards, is increasing, which may increase the likelihood that we will be subject to such claims in the future. While we believe that any such intellectual property rights declared and found to be essential to a given standard carry with them an obligation to be licensed on fair, reasonable and non-discriminatory terms, not all intellectual property owners agree on the meaning of that obligation and, thus, costly and time-consuming litigation over such issues may result in the future.
As we continue to market and sell our products throughout China, and as litigation becomes more common in China, we face a higher risk of becoming subject to claims for intellectual property infringement. While we have not, to date, become subject to these types of claims, it is possible that we may, in the future, become subject to such intellectual property infringement claims. Regardless of whether such claims have merit or are decided in our favor, any such litigation could have a negative impact on our brand, reputation and ability to conduct our business and sell some or all of our products.

Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our products in China or other countries. The validity and scope of claims relating to these patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. In addition, the defense of intellectual property claims, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming, and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceeding to which we may become a party could cause us to:
•	pay damage awards;
•	seek licenses from third parties;
•	pay additional ongoing royalties, which could decrease our profit margins;
•	redesign our products; or
•	be restricted by injunctions,
each of which could effectively prevent us from pursuing some or all of our business and result in our customers or potential customers deferring or limiting their purchase or use of our products, which could have a material adverse effect on our financial condition and results of operations.
It may become more difficult to maintain our quality standards, and problems with product quality or product performance could result in a decrease in customers and revenue, unexpected expenses and loss of market share. Product liability claims against us could result in adverse publicity and potentially significant monetary damages.
Our operating results depend, in part, on our ability to deliver quality products on a timely and cost-effective basis. In the past, we have experienced manufacturing defects as a result of various factors, including defects in component parts and human error in assembly. As mobile handset products become technologically more complex, it may become more difficult to maintain our quality standards. If we experience deterioration in the performance or quality of any of our products, it could result in delays in shipments, cancellations of orders or customer returns and complaints, loss of goodwill, and harm to our brand and reputation. Furthermore, as a result of ongoing technological developments, our products are increasingly used together with hardware or software components that have been developed by third parties and when a problem occurs, it may be difficult to identify the source of the problem. In addition, some components, such as batteries or software applications, may not be fully compatible with our products and may not meet our and our customers’ quality, safety, security or other standards. The use by customers of our products with incompatible or otherwise substandard hardware or software components, while largely outside of our control, could result in malfunctions or defects in our handsets and result in harm to our brand. These problems may lead to a decrease in customers and revenue, harm to our brand, unexpected expenses, loss of market share, the incurrence of significant warranty and repair costs, diversion of the attention of our engineering personnel from our product development efforts, customer relation problems or loss of customers, any one of which could materially adversely affect our business.
In addition, we contract with third parties, such as EMS providers, to use their manufacturing facilities to produce our mobile handsets. We may be unable to exercise the same degree of quality control over these manufacturing facilities as we can over our own facilities. Any product quality problems associated with the products produced by these third parties may also lead to adverse publicity against us, affect our reputation and cause a decrease in sales of our mobile handsets.
As with other mobile handset producers, we are also exposed to risks associated with product liability claims if the use of the mobile handsets we sell results in injury, death or damage to property. We cannot predict at this time whether product liability claims will be brought against us in the future or the effect of any resulting negative publicity on our business. We do not have product liability insurance and have not made provisions for potential product liability claims. Therefore, we may not have adequate resources to satisfy a judgment if a successful claim is brought against us. Moreover, the successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments and incur substantial legal expenses. Even if a product liability claim is not successfully pursued to judgment by a claimant, we may still incur substantial legal expenses defending against such a claim.
Allegations of health risks from the electromagnetic fields generated by base stations and mobile devices, and the lawsuits and publicity relating to them, regardless of merit, could negatively affect our operations by leading consumers to reduce their use of mobile handsets or by causing us to allocate monetary and personnel resources to address these issues.
There has been public speculation about possible health risks to individuals from exposure to electromagnetic fields from base stations and from the use of mobile devices, including mobile handsets. While a substantial amount of scientific research conducted to date by various independent research bodies has indicated that these radio signals, at levels within the limits prescribed by safety standards set by public health authorities, present no adverse effect to human health, we cannot be certain that future studies, irrespective of their scientific basis, will not suggest a link between electromagnetic fields and adverse health effects that would adversely affect our sales and share price. Research into these issues is ongoing by government agencies, international health organizations and other scientific bodies in order to develop a better scientific and public understanding of these issues.

Although we have not been named as a defendant in any such legal proceedings and our products are designed to meet all relevant safety standards, we may become subject to such product liability claims or be held liable for such claims or be required to comply with future regulatory changes that may have an adverse effect on our business. Furthermore, any perceived risk of adverse health effects of mobile communications devices could adversely affect us through a reduction in sales of mobile handsets generally, and could have a negative effect on our reputation and brand as well as harm the price of our ordinary shares.
Our sales and profitability depend on the continued growth of the mobile telecommunications industry, especially in China, and if the mobile telecommunications industry does not grow as we expect or grows at a slower speed than we expect, our sales and profitability may be materially adversely affected.
We derive substantially all of our revenues from sales of mobile handsets in China. The continued development of our business depends, in large part, on continued growth in the mobile telecommunications industry, especially in China, in terms of the number of existing mobile subscribers who upgrade or replace their existing mobile handsets, the number of new subscribers and increased usage. Although China’s wireless telecommunication industry has grown rapidly in the past, it may not continue to grow at the same growth rate in the future or at all.
Furthermore, our sales and profitability are also affected by the extent to which there is increasing demand for, and development of, value-added services, leading to opportunities for us to successfully market mobile handsets that feature those services. To a certain extent, we are dependent on third-party mobile telecommunication operators to successfully introduce these value-added services that encourage end users to upgrade or replace their mobile handsets. For instance, mobile telecommunication operators in China have plans to upgrade their networks to offer 3G wireless telecommunication services, which we believe will lead to increased demand for enhanced wireless value-added services and, therefore, increased demand for mobile handsets with more advanced technologies in China. Therefore, if mobile telecommunication operators are not successful in their attempts to introduce new services, increase the number of subscribers, stimulate increased usage and drive replacement sales, our business and results of operations could be materially adversely affected.
These developments in our industry are, to a large extent, outside of our control and any reduced demand for wireless voice and data services, any other downturn or other adverse changes in China’s wireless telecommunication industry could severely harm our business.
Changes in the regulatory environment for telecommunications systems and services, especially in China, could negatively impact our business.
The telecommunications industry in China is heavily regulated and regulatory changes may affect both our customers and us. For example, changes in regulations that impose more stringent standards for the production of mobile handsets could adversely affect our business. Similarly, tariff regulations that affect the pricing of new services offered by mobile telecommunication operators could also affect their ability to invest in network infrastructure, which in turn could affect the sales of our mobile handsets. License fees, environmental, health and safety, privacy and other regulatory changes may increase costs and restrict operations of mobile telecommunication network operators and service providers. The indirect impact of such changes could affect our business adversely even though the specific regulations may not directly apply to our products or us.
MII has broad discretion and authority to regulate all aspects of the telecommunication and information technology industry in China, including managing spectrum bandwidths, setting mobile handset specifications and standards, approving the adoption of new technologies such as 3G, and drafting laws and regulations related to the electronics and telecommunication industries. MII also determines the forms and types of services that may be offered by telecommunication companies to the public, the rates that are charged to subscribers for those services and the content of material available in China over wireless services, including Internet content. In addition, China’s telecommunication regulatory framework is still at a relatively early stage of development, and prone to directional shifts and major structural changes. The PRC government is in the process of drafting a national telecommunication law, which may include new legislation governing the mobile handset industry. If MII sets standards with which our company is unable to comply or which would render our products uncompetitive, our ability to sell products could be severely limited, resulting in substantial harm to our operations.

Any environmental claims or failure to comply with any present or future environmental regulations may require us to spend additional funds and may materially adversely affect our financial condition and results of operations.
We are subject to environmental, health and safety laws and regulations that affect our operations, facilities and products in each of the jurisdictions in which we operate. We believe that we are in compliance with all material environmental, health and safety laws and regulations related to our products, operations and business activities. Although we have not suffered material environmental claims in the past, the failure to comply with any present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of our operations. New regulations could also require us to acquire costly equipment or to incur other significant expenses. Any failure by us to control the use of, or to adequately restrict the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspension of our business operations, which could materially adversely affect our financial condition and results of operations.
We do not carry any business interruption insurance or third-party liability insurance for our manufacturing facilities.
We currently have one main handset manufacturing facility and another newly established manufacturing facility that is engaged in the production of molds, cast components and other handset products located in Huizhou City, Guangdong Province, China. Operation of manufacturing facilities involves many risks, including equipment failures, natural disasters, industrial accidents, power outages, labor disturbances and other business interruptions. We do not carry any business interruption insurance or third-party liability insurance for our manufacturing facilities to cover claims in respect of personal injury or property or environmental damage arising from accidents on our property or relating to our operations. Therefore, our existing insurance coverage may not be sufficient to cover all risks associated with our business. As a result, we may be required to pay for financial and other losses, damages and liabilities, including those caused by natural disasters and other events beyond our control, out of our own funds, which could have a material adverse effect on our business, financial condition and results of operations.
The discontinuation of the preferential tax treatment currently available to our PRC subsidiary, CECT, could materially adversely affect our results of operations.
Our primary PRC operating subsidiary, CECT, was subject to the PRC Enterprise Income Tax Law Concerning Foreign-Invested Enterprises and Foreign Enterprises. CECT, as a foreign-invested enterprise, was generally subject to enterprise income tax at a statutory rate of 33% (30% national income tax plus 3% local income tax) through 2007 under this law and its related regulations, and 25% from January 1, 2008 under the new tax law described below. However, as a “high-tech enterprise” formed in the Zhongguancun Science Park high technology zone in Beijing, CECT enjoyed preferential tax treatment through 2007. In particular, CECT was exempted from enterprise income tax from May 22, 2000 to December 31, 2002 and was entitled to preferential enterprise income tax rates of 7.5% from January 1, 2003 to December 31, 2005 and 15% from January 1, 2006 to December 31, 2007.
On March 16, 2007, the National People’s Congress of the PRC passed the PRC Enterprise Income Tax Law, which law took effect as of January 1, 2008. In accordance with the new tax law, a unified enterprise income tax rate of 25% and unified tax deduction standards will be applied equally to both domestic-invested enterprises and foreign-invested enterprises such as CECT. However, certain qualifying high-technology enterprises may still benefit from a preferential tax rate of 15% under the new tax law if they meet the definition of “qualifying high-technology enterprise” to be set forth in the more detailed implementing rules when they are adopted. As a result, if CECT qualifies as a “qualifying high-technology enterprise”, it will continue to benefit from a preferential tax rate of 15%. Before being qualified as a “qualifying high-technology enterprise” under the new tax law, CECT’s applicable tax rate increased from its then existing tax rate of 15% to the unified tax rate of 25% effective January 1, 2008. Regarding the implementation of the preferential treatment for “qualifying high-technology enterprise” under the new tax law, the Chinese government has taken the first step in creating a mechanism to review the qualifications of “high-technology enterprise” with the issuance of “Circular 172” on April 14, 2008. This guidance, however, is not detailed enough and specifies that additional detailed guidelines will be issued. Such additional guidelines are expected to be issued within the next several months, with the actual detailed procedures being set up sometime thereafter. As a result, we expect that qualified enterprises will only receive their “High-technology Enterprise Certificate” in the second half of 2008 or sometime next year.
We cannot assure you that CECT will qualify as a “qualifying high-technology enterprise” under the new tax law, and even if CECT successfully obtains this high-tech enterprise status, its preferential tax treatment may be discontinued by the tax authorities at their discretion or pursuant to any future changes in PRC tax laws, rules or regulations. Before being qualified as a “qualifying high-technology enterprise” under the new tax law, CECT is subject to a 25% rate from January 1, 2008 under the new tax law described above, which significantly increases our effective tax rate and materially adversely affect our operating results.

The dividends we receive from CECT and our global income may be subject to PRC tax under the new PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operations. In addition, our foreign corporate holders of ordinary shares may be subject to a PRC withholding tax upon the dividends payable by us and upon gains realized on the sale of our ordinary shares, if we are classified as a PRC “resident enterprise.”
Under the new PRC Enterprise Income Tax Law, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The British Virgin Islands, where we are incorporated, does not have such a tax treaty with the PRC. If we are considered a non-resident enterprise, this new 10% withholding tax imposed on our dividend income received from CECT would reduce our net income and have an adverse effect on our operating results.
Under the new tax law, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its worldwide income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. Substantially all of our management members are based in the PRC. If the PRC tax authorities subsequently determine that we should be classified as a resident enterprise, then our worldwide income will be subject to income tax at a uniform rate of 25%, which may have a material adverse effect on our financial condition and results of operations. Notwithstanding the foregoing provision, the new tax law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if we are classified as a resident enterprise, the dividends we receive from CECT may be exempted from income tax.
In addition, under the new tax law, foreign corporate holders of our ordinary shares may be subject to a 10% withholding tax upon dividends payable by us and gains realized on the sale or other disposition of ordinary shares, if such income is sourced from within the PRC. Although we are incorporated in the British Virgin Islands, it remains unclear whether the dividends payable by us or the gains our foreign corporate holders may realize will be regarded as income from sources within the PRC if we are classified as a PRC resident enterprise. Any such tax may reduce the return on an investment in our ordinary shares by a foreign corporation.
We depend on our key personnel, and our business and growth may be severely disrupted if we lose their services. We may also have difficulty attracting and retaining qualified management and research and development personnel.
Our future success depends substantially on the continued services of our key personnel. In particular, we are highly dependent on Mr. Zhi Yang Wu, our chairman, and Dr. David Li, our chief executive officer. We rely on their experience in the mobile handset manufacturing industry, similar business operations and sales and marketing and on their relationships with our shareholders, customers and suppliers. If we lose the services of one or more of these key personnel, we may not be able to replace them readily, if at all, with suitable or qualified candidates, and may incur additional expenses to recruit and retain new officers, which could severely disrupt our business and growth. We do not maintain key-man life insurance for any of our key personnel. If one or more of our key personnel is unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all.
In addition, if any of these key personnel joins a competitor or forms a competing company, we may lose some of our customers. We have entered into employment agreements with each of these key personnel, which contain confidentiality and non-competition provisions. However, if any disputes arise between these key personnel and us, it is not clear, in light of uncertainties associated with the PRC legal system, what the court decisions will be and the extent to which these court decisions could be enforced in China, where all of these key personnel reside and hold some of their assets. See “—Risks related to doing business in China—Uncertainties with respect to the PRC legal system could limit the legal protections available to you and us.” Furthermore, as we expect to continue to expand our operations and develop new products, we will need to continue attracting and retaining experienced management and key research and development personnel.
Competition for management and research and development personnel in the mobile handset market in China is intense, and the availability of suitable and qualified candidates is limited. In particular, we compete to attract and retain qualified research and development personnel with other mobile handset manufacturers, universities and research institutions. Competition for these individuals could cause us to offer higher compensation and other benefits in order to attract and retain them, which could have a material adverse effect on our financial condition and results of operations. We may also be unable to attract or retain the personnel necessary to achieve our business objectives, and any failure in this regard could severely disrupt our business and growth.
Fluctuations in exchange rates could adversely affect our business.
Because substantially all of our earnings are denominated in Renminbi, any appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our balance sheet position and financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. In addition, fluctuations in the exchange rate between the U.S. dollar and the Renminbi would affect the relative purchasing power of our U.S. dollar denominated cash assets and the Renminbi value of our U.S. dollar denominated bank borrowings. Fluctuations in the exchange rate will also affect the relative value of any dividend we may issue that will be exchanged into U.S. dollars and the earnings from and value of any U.S. dollar-denominated investments we make in the future.

Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. Although currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.3% per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future the PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.
Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies.
If we grant employee share options and other share-based compensation in the future, our net income could be adversely affected.
We adopted our 2007 equity incentive plan for our employees in March 2007. As a result of the issuance of options under this plan, we incurred share-based compensation expense of approximately RMB38.6 million in 2007 and we expect to incur additional share-based compensation expense in future periods. We have adopted Statement of Financial Accounting Standard No. 123-R, “Share-based payment” for the accounting treatment of our share-based compensation. We account for compensation costs for all share options, including share options granted to our directors and employees, using a fair-value based method and recognize expenses in our consolidated statement of operations in accordance with U.S. GAAP, which may have a material adverse effect on our net profit. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of our equity incentive plan. However, our equity incentive plan and other similar types of incentive plans are important in order to attract and retain key personnel.
We may become a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors.
We may become a passive foreign investment company for U.S. federal income tax purposes for any year. Such classification could result in adverse U.S. federal income tax consequences to U.S. investors. We must make a separate determination each year as to whether we are a passive foreign investment company.
Specifically, we may become a passive foreign investment company if (i) at least 75% of our gross income is passive income during a taxable year or (ii) at least 50% of the average quarterly value of our assets during a taxable year is derived from assets that produce, or that are held for the production of, passive income.
In applying the asset test described above, the value of our assets will generally be deemed to be equal to the sum of the aggregate value of our outstanding equity plus our liabilities. For purposes of the asset test, our goodwill, which is generally measured as the sum of the aggregate value of outstanding equity plus liabilities, less the value of known assets, should be treated as a non-passive asset. Therefore, a decrease in the market price of our ordinary shares and associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test. If there is such a reduction in goodwill and the value of our non-passive assets, the percentage of the value of our assets that is attributable to passive assets may increase, and if such percentage, based on an average of the quarterly values during a taxable year, exceeds 50%, we will be a passive foreign investment company for such taxable year. Accordingly, fluctuations in the market price of our ordinary shares may result in us being a passive foreign investment company for any year. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in the initial public offering of our ordinary shares in May 2007.
If we are a passive foreign investment company for any taxable year, dividends paid by us in that year or the following taxable year will not be eligible for the reduced rate of taxation applicable to non-corporate holders, including individuals. Additionally, absent a special election, you may be subject to additional U.S. federal income taxes on gain recognized with respect to the ordinary shares and on certain distributions, plus an interest charge.

For a detailed discussion of the passive foreign investment company rules, see “Item 10. Additional information—E. Taxation—U.S. Federal Income Taxation—Passive foreign investment company.” We urge investors to consult their own tax advisors with respect to the U.S. federal income tax consequences of their investment.
If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected. In addition, investor confidence and the market price of our ordinary shares may be adversely impacted if we or our independent registered public accounting firm conclude that our internal control over financial reporting is not effective, in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.
Upon the closing of the initial public offering of our ordinary shares in May 2007, we became a public company in the United States that is subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2008. In addition, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting in accordance with the timeline set up by the regulations issued by the Securities and Exchange Commission, or the SEC. Our management may conclude that our internal controls over financial reporting are not effective. Moreover, even if our management does conclude that our internal controls over financial reporting are effective, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our internal control over financial reporting is documented, designed, operated or reviewed, or if the independent registered public accounting firm interprets the requirements, rules or regulations differently than we do, then they may issue an adverse opinion. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could adversely impact the market price of our ordinary shares. Our reporting obligations as a public company place a significant strain on our management, operational and financial resources and systems for the foreseeable future.
We will continue to implement measures to identify and remedy all deficiencies in our internal controls in order to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ordinary shares. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act.
Compliance with new rules and regulations applicable to companies publicly listed in the United States is costly and complex and any failure by us to comply with these requirements on an ongoing basis could negatively affect investor confidence in us and cause the market price of our ordinary shares to decrease.
In addition to Section 404, the Sarbanes-Oxley Act also mandates, among other things, that companies adopt new corporate governance measures, imposes comprehensive reporting and disclosure requirements, sets stricter independence and financial expertise standards for audit committee members, and imposes increased civil and criminal penalties for companies, their chief executive officers, chief financial officers and directors for securities law violations. For example, in response to the Sarbanes-Oxley Act, the New York Stock Exchange has adopted additional comprehensive rules and regulations relating to corporate governance. After the initial public offering of our ordinary shares in May 2007, these new laws, rules and regulations increased the scope, complexity and cost of our corporate governance and future reporting and disclosure practices. Our current and future compliance efforts will continue to require significant management attention. It has also become more difficult and more expensive for companies such as ours to obtain director and officer liability insurance, and we may be required to accept reduced coverage and to incur substantially higher costs to obtain coverage. Further, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified board members and executive officers to fill critical positions within our company. Any failure by us to comply with these requirements on an ongoing basis could negatively affect investor confidence in us, cause the market price of our ordinary shares to decrease or even result in the delisting of our ordinary shares from the New York Stock Exchange.

Risks Related to our Relationship with XING
Our parent company has substantial control over us, and one of the existing shareholders of our parent company has substantial control over our parent company and us. The interests of our parent company and its controlling shareholder/shareholders may not be aligned with the interests of our other shareholders.
Our parent company, Xing, a public company listed on the Nasdaq Global Market, currently owns approximately 69.9% of our outstanding share capital. Accordingly, Xing, as our controlling shareholder, has substantial control over our business, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In addition, Mr. Rui Lin Wu, the chief executive officer and chairman of Xing and vice chairman of our company, and members of his family beneficially owned or controlled approximately 22.0% of the outstanding shares of Xing as of December 31, 2007. Accordingly, Mr. Rui Lin Wu, who has a controlling influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval at our parent company, also has substantial control over our business.
Without the consents of Xing, Mr. Rui Lin Wu and the other shareholders of Xing, we could be prevented from entering into transactions that could be beneficial to us. The interests of Xing, Mr. Rui Lin Wu and the other shareholders of Xing may differ from the interests of our other shareholders. Xing, Mr. Rui Lin Wu and the other shareholders of Xing may take actions that could have a material adverse impact on us, such as influencing the way we allocate our resources, restricting our entry into certain kinds of businesses and preventing us from pursuing certain business opportunities that may be beneficial and profitable to us and our other shareholders. In addition, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ordinary shares. These actions may be taken even if they are opposed by our other shareholders, including those who purchased our ordinary shares in the initial public offering of our ordinary shares in May 2007.
As a “controlled company,” we are exempt from certain NYSE corporate governance requirements, which may result in our independent directors not having as much influence as they would if we were not a controlled company.
We are a “controlled company” as defined under Section 303A of the New York Stock Exchange Listed Company Manual, or the NYSE Manual, because one of our shareholders holds more than 50% of our voting power. As a result, for so long as we remain a controlled company as defined under that rule, we are exempt from, and our shareholders generally are not provided with the benefits of, some of the NYSE corporate governance requirements, including that:
•	a majority of our board of directors must be independent directors;
•	our compensation committee must be composed entirely of independent directors; and
•	our nomination committee must be composed entirely of independent directors.
Relying on this exemption, Mr. Zhi Yang Wu, who does not satisfy the “independence” requirements of Section 303A of the NYSE Manual, serves as a member of our nominating and corporate governance committee and compensation committee.
We may face competition from our parent company or the other subsidiaries of our parent company or companies established by Mr. Rui Lin Wu or his family members, and may not be able to compete successfully against these related parties.
Our parent company, Xing, which currently owns approximately 69.9% of our outstanding share capital, specializes in making mobile handsets and indoor phones. Mr. Zhi Jian Wu Li, brother of our chairman and son of our vice-chairman, owns a 22.0% equity interest in Xing through Qiao Xing Trust and Wu Holdings Ltd. as of December 31, 2007. Our parent company operates mainly through two indirect subsidiaries, CECT and Huizhou Qiao Xing Communication Industry Ltd., or QXCI. QXCI currently designs and manufactures COSUN-branded economy mobile handsets for the PRC market. In connection with the initial public offering of our ordinary shares in May 2007, we have entered into a non-competition arrangement with Xing, QXCI and Mr. Rui Lin Wu that restricts the ability of Xing, QXCI, Mr. Rui Lin Wu and the family members of Mr. Rui Lin Wu to compete with us and provides us with preferential treatment over new business opportunities in the mobile handset industry. This arrangement will also prohibit Xing and Mr. Rui Lin Wu from using knowledge of our business and strategy to our detriment. See “Item 7. Major Shareholders and related party transactions—B. Related party transactions—Non-competition arrangement.” However, we cannot assure you that this arrangement will protect our interests effectively or eliminate all potential competition between us and Xing, QXCI or companies established by Mr. Rui Lin Wu or his family members. If such competition does occur, we may not be able to compete effectively with them. In addition, this non-competition arrangement may not be followed by all of the parties thereto and may not be fully enforceable when a dispute arises. If any of the above occurs, we may lose our market share and our business may be materially adversely affected.

Because we and Xing have different management, finance teams and audit committees, it is possible that they may apply accounting policies differently under U.S. GAAP, or make different decisions on accounting matters or estimates that require judgment. This could result in significant differences between the financial information presented by Xing and that presented by us.
As a consolidated subsidiary of Xing, our financial results are to a large extent reflected in the financial results of Xing. Because we and Xing have different management, finance teams and audit committees, it is possible that they may apply accounting policies differently under U.S. GAAP, or make different decisions on accounting matters or estimates that require judgment. If such differences occur, especially if the differences relate to accounting policies and judgments that are critical to an understanding of our financial statements, it may raise doubt or uncertainty among investors about the accuracy of our financial information and the reliability of our financial reporting system, which may have an adverse impact on the market price of our ordinary shares. In particular, Xing is currently involved in certain legal proceedings relating to misstatements in our financial statements in prior years. These misstatements were identified during our process of preparing for the initial public offering of our ordinary shares. Any such legal proceedings could cause our investors to doubt the accuracy of our past, present or future financial disclosure and the adequacy of our financial reporting system.
Risks Related to Doing Business in China
Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially adversely affect our competitive position.
We conduct substantially all of our operations and generate most of our revenues in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many respects, including:
•	the higher level of government involvement;
•	the early stage of development of the market-oriented sector of the economy;
•	the rapid growth rate;
•	the higher level of control over foreign exchange; and
•	the allocation of resources.
While the PRC economy has grown significantly since the late 1970s, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over the telecommunications industry, capital investments or changes in tax regulations that are applicable to us.
The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has in recent years implemented measures emphasizing the utilization of market forces for economic reform, the PRC government continues to exercise significant control over economic growth in China through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and imposing policies that impact particular industries or companies in different ways. For example, efforts by the PRC government to slow the pace of growth of the PRC economy could result in decreased capital expenditure by mobile telecommunication network operators, which in turn could reduce demand for our products.
Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall economic growth and the level of mobile communications investments and expenditures in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our business and prospects. In particular, any adverse change in the PRC government’s policies towards the mobile communications industry may have a material adverse effect on our business.
Uncertainties with respect to the PRC legal system could limit the legal protections available to you and us.
We conduct substantially all of our business through our operating subsidiary in the PRC, CECT, which is a foreign-invested enterprise in China. CECT is generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes, and prior court decisions may be cited for reference but have limited precedential value. Since 1979, a series of new PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to you and us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

We rely principally on dividends and other distributions on equity paid by our operating subsidiary to fund our cash and financing requirements, but such dividends and other distributions are subject to restrictions under PRC law. Limitations on the ability of our operating subsidiary to pay dividends or other distributions to us could have a material adverse effect on our ability to grow, make investments or acquisitions, pay dividends to you, and otherwise fund and conduct our business.
We are a holding company and conduct substantially all of our business through our operating subsidiary, CECT, which is a limited liability company established in China. We rely on dividends paid by CECT for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, regulations in the PRC currently permit payment of dividends by CECT to us only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. CECT is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. In addition, CECT is required to allocate a portion of its after-tax profit to its enterprise expansion fund and the staff welfare and bonus fund at the discretion of its board of directors. Moreover, if CECT incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitations on the ability of CECT to pay dividends or other distributions to us could have a material adverse effect on our ability to grow, make investments or acquisitions, pay dividends to you, and otherwise fund or conduct our business.
Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.
Most of our revenues and expenses are denominated in Renminbi. Under PRC law, the Renminbi is currently convertible under the “current account,” which includes dividends and trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, CECT may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, the relevant PRC government authorities may limit or eliminate our ability to purchase foreign currencies in the future. Since a significant amount of our future revenues will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China that are denominated in foreign currencies.
Foreign exchange transactions by CECT under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register with PRC government authorities, including SAFE. In particular, if CECT borrows foreign currency through loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance CECT by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the National Development and Reform Commission, or the NDRC, the Ministry of Commerce, or MOFCOM, or their respective local counterparts. These limitations could affect the ability of CECT to obtain foreign exchange through debt or equity financing.
Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us, or otherwise materially and adversely affect us.
SAFE issued a public notice in October 2005, or the SAFE notice, requiring PRC residents, including both legal persons and natural persons, to register with the competent local SAFE branch before establishing or controlling any company outside of China, referred to as an “offshore special purpose company,” for the purpose of acquiring any assets of or equity interest in PRC companies and raising fund from overseas. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch, with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. If any PRC shareholder of any offshore special purpose company fails to make the required SAFE registration and amendment, the PRC subsidiaries of that offshore special purpose company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the offshore special purpose company. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

Due to lack of official interpretation, some of the terms and provisions in the SAFE notice remain unclear and implementation by central SAFE and local SAFE branches of the SAFE notice has been inconsistent since its adoption. Based on the advice of our PRC counsel, King & Wood, and after consultation with relevant SAFE officials, we believe the PRC resident shareholders of our parent company, Xing, were required to complete their respective SAFE registrations pursuant to the SAFE notice. Since Xing’s PRC resident shareholders did not complete their SAFE registrations before March 31, 2006, the local SAFE branch will not accept their applications for SAFE registration until the detailed rules concerning the penalties for those who failed to make their SAFE registrations before March 31, 2006 are implemented. However, we believe the likely penalties for failure to complete the SAFE registration will be nominal and there should be no other legal obstacles for Xing’s PRC resident shareholders to complete or amend their respective SAFE registrations with respect to Xing. Moreover, because of uncertainty over how the SAFE notice will be interpreted and implemented, and how or whether SAFE will apply it to us, we cannot predict how it will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with the SAFE notice by our or our parent company’s PRC resident beneficial holders. In addition, such PRC residents may not always be able to complete the necessary registration procedures required by the SAFE notice. We also have little control over either our present or prospective direct or indirect shareholders or the outcome of such registration procedures. A failure by our or our parent company’s PRC resident beneficial holders or future PRC resident shareholders to comply with the SAFE notice, if SAFE requires it, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.
In addition, the NDRC promulgated a rule in October 2004, or the NDRC Rule, which requires NDRC approvals for overseas investment projects made by PRC entities. The NDRC Rule also provides that approval procedures for overseas investment projects of PRC individuals shall be implemented with reference to this rule. However, there exist extensive uncertainties in terms of interpretation of the NDRC Rule with respect to its application to a PRC individual’s overseas investment, and in practice, we are not aware of any precedents that a PRC individual’s overseas investment has been approved by the NDRC or challenged by the NDRC based on the absence of NDRC approval. Our current beneficial owners who are PRC individuals did not apply for NDRC approval for investment in us. We cannot predict how and to what extent this will affect our business operations or future strategy. For example, the failure of our shareholders who are PRC individuals to comply with the NDRC Rule may subject these persons or our PRC subsidiary to certain liabilities under PRC laws, which could adversely affect our business.
Our failure to obtain the prior approval of the China Securities Regulatory Commission, or the CSRC, of the listing and trading of our ordinary shares on the New York Stock Exchange could have a material adverse effect on our business, operating results, reputation and trading price of our ordinary shares.
On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006. This new regulation, among other things, has certain provisions that require offshore special purpose vehicles, or SPVs, formed for the purpose of acquiring PRC domestic companies and controlled by PRC individuals, to obtain the approval of the CSRC prior to listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. We believe, based on the opinion of our PRC legal counsel, King & Wood, that while the CSRC generally has jurisdiction over overseas listings of SPVs like us, CSRC would not have required us to obtain their approval for the initial public offering of our ordinary shares in May 2007 given the fact that our current corporate structure resulted primarily from a series of acquisitions of equity interests in CECT from unrelated parties for the purpose of increasing our handset manufacturing capacity, and that the acquisition of all of these equity interests was legally completed before the new regulation became effective. Since the new regulation has only recently been adopted, there remains some uncertainty as to how this regulation will be interpreted or implemented. If the CSRC or another PRC regulatory agency subsequently determines that the CSRC’s approval was required for the initial public offering of our ordinary shares, we may face sanctions by the CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, restrict or prohibit payment or remittance of dividends by CECT to us, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares.
We face risks related to health epidemics and other outbreaks.
Adverse public health epidemics or pandemics could disrupt business and the economies of the PRC and other countries where we do business. From December 2002 to June 2003, China and other countries experienced an outbreak of a highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. However, a number of isolated new cases of SARS were subsequently reported, most recently in central China in April 2004. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. Moreover, some Asian countries, including China, have recently encountered incidents of the H5N1 strain of avian influenza. We are unable to predict the effect, if any, that avian influenza may have on our business. In particular, any future outbreak of SARS, avian influenza or other similar adverse public developments may, among other things, significantly disrupt our business, including limiting our ability to travel or ship our products within or outside China and forcing us to temporarily close our manufacturing facilities. Furthermore, an outbreak may severely restrict the level of economic activity in affected areas, which may in turn materially adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian influenza, SARS or any other epidemic.

Risks Related to Investment in our Shares
The market price for our ordinary shares may be highly volatile.
The trading price of our ordinary shares has been and may continue to be subject to wide fluctuations. During the period from May 3, 2007, the first day on which our ordinary shares were listed on the NYSE, until June 24, 2008, the trading prices of our ordinary shares ranged from $4.85 to $15.48 per ordinary shares and the closing sale price on June 24, 2008 was $5.18 per ordinary share. The market price for our ordinary shares may continue to be volatile and subject to wide fluctuations in response to factors including the following:
•	announcements of technological or competitive developments;
•	regulatory developments in our target markets affecting us, our customers or our competitors;
•	announcements regarding intellectual property infringement litigation involving us or other mobile handset manufacturers or the issuance of patents to us or our competitors;
•	actual or anticipated fluctuations in our quarterly operating results;
•	changes in financial estimates by securities research analysts;
•	changes in the economic performance or market valuations of other mobile handset companies;
•	additions or departures of our directors, executive officers and key research personnel; and
•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares.
In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may have a material adverse effect on the market price of our ordinary shares. In particular, changes in the market price of the shares of our parent company, Xing, may result in changes to the market price of our ordinary shares, even if the underlying reasons for the changes in the share price of Xing do not directly relate to our business. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price and trading volumes for our ordinary shares. Some of these companies have experienced significant volatility, including significant price declines after their initial public offerings. The trading performances of these companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards PRC companies listed in the United States and consequently may impact the trading performance of our ordinary shares.
Substantial future sales or perceived sales of our ordinary shares in the public market could cause the price of our ordinary shares to decline.
Sales of our ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ordinary shares to decline. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. If any existing shareholder or shareholders sell a substantial amount of our ordinary shares, the prevailing market price for our ordinary shares could be adversely affected.
In addition, we may issue additional ordinary shares for future acquisitions. If we pay for our future acquisitions in whole or in part with additionally issued ordinary shares, your ownership interests in our company would be diluted and this, in turn, could have a material adverse effect on the price of our ordinary shares.

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares.
Our amended and restated articles of association limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares may be materially adversely affected.
Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.
We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the U.S. Securities Act of 1933, as amended, or the Securities Act or an exemption from the registration requirements is available. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, in the event we conduct any rights offerings in the future, you may be unable to participate in such offerings and may experience dilution in your holdings.
Certain judgments obtained against us by our shareholders may not be enforceable.
We are a company incorporated under the laws of the British Virgin Islands. We conduct our operations in China and substantially all of our assets are located in China. In addition, our directors and executive officers, and some of the experts named in this annual report, reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the British Virgin Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.
Since we are a British Virgin Islands company, the rights of our shareholders may be more limited than those of shareholders of a company organized in the United States.
Under the laws of some jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. British Virgin Island law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in some U.S. jurisdictions. In addition, the circumstances in which a shareholder of a British Virgin Islands company may sue the company derivatively, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States.
Furthermore, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under the laws of most U.S. jurisdictions. The directors of a British Virgin Islands company, subject in certain cases to court approval but without shareholder approval, may implement a reorganization, merger or consolidation, or the sale of any assets, property, part of the business, or securities of the company. Our ability to amend our memorandum and articles of association without shareholder approval could have the effect of delaying, deterring or preventing a change in control without any further action by our shareholders, including a tender offer to purchase our ordinary shares at a premium over then current market prices.

ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
We are a British Virgin Islands company incorporated on January 31, 2002. We became a wholly owned subsidiary of Xing in November 2006 when Xing acquired the remaining 20% equity interest in our company that was held by Galbo Enterprise Limited. Immediately prior to the listing of our ordinary shares on the NYSE on May 3, 2007, DKR SoundShore Oasis Holding Fund Ltd. and CEDAR DKR Holding Fund Ltd., the holders of senior convertible notes issued by Xing in June 2006, exchanged all of their notes for 7,800,000 of our ordinary shares that were owned by Xing. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Arrangements in Connection with the Senior Convertible Notes Issued by Xing.” Immediately subsequent to the exchange, we were 80.50% held by Xing, 17.55% held by DKR SoundShore Oasis Holding Fund Ltd. and 1.95% held by CEDAR DKR Holding Fund Ltd. Xing is a British Virgin Islands company whose ordinary shares have been listed on the Nasdaq Global Market (Nasdaq: XING) since February 1999. Our chairman and vice chairman, Messrs. Zhi Yang Wu and Rui Lin Wu, are also executive officers and directors of Xing. Upon the completion of the initial public offering of our ordinary shares on May 8, 2007, Xing owned approximately 61.3% of our outstanding share capital and continues to exercise control over our company, including the ability to select a majority of the directors and to influence the outcome of decisions requiring shareholder approval.
On May 15, 2008, we entered into and completed the transactions contemplated by a Securities Purchase Agreement (the “SPA”) with DKR SoundShore Oasis Holding Fund Ltd. and CEDAR DKR Holding Fund Ltd. (the “Investors”) pursuant to which we issued, and the Investors purchased, an aggregate of $70,000,000 of our 4.0% senior convertible notes (the “Notes”) that came with 1,648,721 common stock purchase warrants. The consideration paid by the Investors comprised a combination of 6,966,666 ordinary shares that were owned by the Investors, valued at approximately US$48,349,000, and cash of $21,651,000. All ordinary shares submitted by the Investors in exchange for the Notes were cancelled. In addition, we also issued to our placement agent 942,127 common stock purchase warrants (collectively with the warrants issued to the Investors, the “Warrants”) at terms identical to those issued to the Investors.
The following discussion on the material terms of the transaction should be read in conjunction with, and is qualified in its entirety by, the SPA and the exhibits thereto.
The material terms and conditions of the Notes are summarized as follows:
•	the Notes are unsecured and mature on May 15, 2011;
•	the Notes bear interest at a rate of 4.0% per annum, payable in cash in arrears on a calendar semi-annual basis beginning June 30, 2008;
•	the Notes are convertible at the holders’ option into our ordinary shares at an initial conversion price of $7.43 per ordinary share (which represents a 10% premium to the arithmetic average of the daily volume-weighted average price (“VWAP”) of our ordinary shares during the five trading day period ending on the day immediately prior to the date of execution of the SPA), subject to adjustments as provided for in the Notes;
•	the conversion price for our ordinary shares is subject to reset if the average of the daily VWAP of our ordinary shares for the five consecutive trading days ending on each three-month anniversary of the issuance date of the Notes until maturity (each a “Reset Date”) is less than $6.76. In that event, the conversion price is reset to a price equal to 92.5% of the arithmetic average of the daily VWAP of our common stock for the five trading days ending on the applicable Reset Date. In no event will the conversion price be reset to a price less than $4.05 per share;
•	the Notes cannot be converted if, after giving effect to such conversion, the holders of the Notes (together with their affiliates) would beneficially own in excess of 9.99% of our ordinary shares outstanding immediately after giving effect to the conversion;
•	the Notes require an automatic re-pricing of the conversion price if we make certain sales of our ordinary shares or ordinary share equivalents in a capital-raising transaction at a price below the conversion price;
•	the holders of the Notes can require us to redeem the Notes at any time on or after the 18 month anniversary of the issuance date of the Notes in an amount equal to the sum of (a) the outstanding principal of the Notes, and (b) the accrued and unpaid interest thereon; and
•	we are required under the terms of a Registration Rights Agreement entered into concurrently with the SPA to file with the SEC a registration statement to register the ordinary shares issuable upon the conversion of the Notes and the exercise of the Warrants to permit the resale of such ordinary shares to the public.

The material terms and conditions of the Warrants are summarized as follows:
•	each Warrant is exercisable to purchase one ordinary share;
•	the initial exercise price of each Warrant is $8.91 per share, subject to adjustments as provided for in the Warrant;
•	the Warrants are exercisable at any time during a period of five years from May 15, 2008, the date of issuance;
•	the Warrants contain a “cashless exercise” feature if the registration statement covering the shares underlying the Warrants is not available for the resale of the ordinary shares upon the exercise of the Warrants;
•	the Warrants contain certain limitations on the exercise thereof in the event that the holder would beneficially own in excess of 9.99% of our ordinary shares outstanding immediately after giving effect to such exercise;
•	the Warrants require an automatic re-pricing of the exercise price if we make certain sales of our ordinary shares or ordinary share equivalents in a capital-raising transaction at a price below the exercise price of the Warrants.
As a consequent of the above convertible note transaction and the issuance of 565,000 ordinary shares pursuant to the exercise of share options by a director and certain of our employees in January 2008, Xing currently owns approximately 69.9% of our outstanding share capital.
We conduct substantially all of our business through our operating subsidiary in the PRC, CECT, in which we own a 96.6% equity interest. CECT was formed in 2000 by six PRC companies. We acquired an initial 65% ownership stake in CECT in February 2003 by purchasing equity interests from the initial shareholders, and have increased our ownership position three times. In July 2005, we increased our equity ownership to 90% through a purchase from a minority shareholder of CECT and in July 2006 we further increased our equity ownership to 93.4% through a cash capital injection into CECT in which the other CECT shareholder did not participate. In June 2007, we made another cash capital injection into CECT in which the other CECT shareholder did not participate and increased our equity ownership to 96.6%. The remaining 3.4% equity interest in CECT is currently held by Qiao Xing Group Limited, or Qiao Xing Group, a private company controlled by Messrs. Zhi Yang Wu and Rui Lin Wu, our chairman and vice chairman, respectively. Qiao Xing Group currently does not intend to transfer this 3.4% equity interest in CECT to us or any related party. CECT has a branch located in Huizhou City, Guangdong Province, China.
In September 2007, we incorporated Beijing CECT Yitong Technology Co., Ltd., or BCYT, in Beijing, China to engage in the sales of mobile phones and accessories. Our interest in BCYT is held through CECT, which owns a 66.7% equity interest in BCYT. BCYT has yet to commence operation as of the date of this report.
In January 2008, we incorporated a subsidiary, Huizhou CEC Telecom Co., Ltd., or HCECT, in Huizhou City, Guangdong Province, China to engage in the manufacture of molds, cast components and other handset products. Our interest in HCECT is held through CECT, which owns a 100.0% equity interest in HCECT.

Set forth below is a chart showing our current corporate structure:
Our principal executive offices are located at 10th Floor CEC Building, 6 Zhongguancun South Street, Beijing 100086, People’s Republic of China. Our telephone number at this address is (86-10) 6250-1728 and our fax number is (86-10) 6250-1722. Our registered office in the British Virgin Islands is at Romasco Place, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands.
Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.qxmc.com. The information contained on our website does not constitute a part of this annual report. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.
B. Business Overview
We are one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. We manufacture and sell mobile handsets based primarily on GSM global cellular technologies. We operate our business primarily through CECT, our 96.6%-owned subsidiary in China. Our products have been primarily sold under the “CECT” brand name and we recently launched the “VEVA” brand name in May 2008.
We develop, produce and market a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins. We sold approximately 2.26 million and 3.82 million handset products in 2006 and 2007, respectively. The average selling price of our handsets was RMB1,094 in 2006 and RMB816 ($112) in 2007.
Our in-house handset development teams are based in our two research and development centers in Beijing and Huizhou. Our Beijing research center focuses on developing higher-end and differentiated products, while our Huizhou research center concentrates on developing handsets targeted at the mid-range and economy markets based on existing technologies. Our in-house research and development teams developed a number of handset designs and certain technologies used in producing our handsets, such as mobile phone application software, user-friendly product interfaces and printed circuit board designs, including baseband designs and radio frequency circuit designs, that contribute to our ability to produce differentiated handsets. We also source certain software and hardware designs used in producing our handsets from third-party designers to complement our in-house development capabilities.

We currently have one main handset manufacturing facility in Huizhou City, Guangdong Province, China. This facility is equipped with three SMT lines and seven assembly and testing lines. We historically outsourced and continue to outsource the manufacturing of a substantial portion of our products to EMS providers. We produced approximately 0.61 million units in our Huizhou facility in 2006 and 0.56 million units in 2007. We sourced approximately 1.60 million units in 2006 and 3.33 million units in 2007 through EMS providers. To reduce our reliance on third-party suppliers, in January 2008, we completed the construction of a new manufacturing facility in Huizhou to produce molds, cast components and other handset parts.
Of the net proceeds of $132.6 million that we received from the initial public offering of our ordinary shares in May 2007, we had previously allocated $20.0 million to be used for the purchase of equipment for a new handset manufacturing facility in Huizhou, as disclosed in the final prospectus dated May 2, 2007 in respect of the initial public offering of our ordinary shares. However, on April 18, 2008, our board of directors approved the reallocation of $18.0 million to fund our working capital requirements. The remaining $2.0 million will continue to be used for the purchase of equipment for the set up of our new facility that is engaged in the production of molds, cast components and other handsets parts.
Substantially all of our products are sold in China. We sell our products primarily to our national distributors, provincial distributors, TV direct sales distributors and internet distributors, which resell our products to end customers either directly or through their own distribution networks, which are typically composed of local distributors and retail outlets. Our distribution network currently includes five national distributors, 77 provincial distributors, three TV direct sales distributors and two internet distributors. These distributors sell our products to approximately 300 local distributors, over 4,000 retail outlets and directly to end users in China. In addition, certain of our distributors and other third parties provide repairs and other after-sales services to our end customers through over 200 after-sales service centers located throughout China.
PRC Mobile Handset Industry
In recent years, China’s mobile handset market has experienced rapid growth and development. China is the world’s largest wireless telecommunication market in terms of subscribers. We believe that China will continue to play a key role in the development of the global telecommunication industry and remain one of the largest wireless subscriber markets in the world for the foreseeable future.
Moreover, China’s mobile telecommunication operators are planning to upgrade their networks to offer 3G wireless telecommunication services. 3G technology is expected to enable users to transmit larger volumes of data and more sophisticated content, such as streaming media and multi-player games, more quickly. The more extensive use of data transmission, as facilitated by new and upgraded technologies and networks, is expected to lead to increased demand for enhanced wireless value-added services and, therefore, increased demand for mobile phones with more advanced technologies in China.
The mobile phone penetration rate in China is still considerably lower than most of the more developed countries and we believe that it has the potential to increase significantly in the next several years. Historically, the mobile telecommunication subscription and handset demand growth took place in China’s large cities, such as Beijing, Shanghai and Guangzhou. More recently, however, the demand growth is increasingly driven by medium and small cities and rural areas, which still have low penetration rates and benefit from favorable government policies, such as universal service obligations imposed upon mobile telecommunication operators in China, and the increasing affordability of handsets, mainly due to the higher average standard of living across China.
We have observed the following key industry trends and characteristics in the mobile handset industry in China:
Growing affordability of mobile handsets
Living standards in China continue to improve and the cost of wireless network usage and mobile handsets continues to decrease through the development of technology and intensifying competition. Mobile handsets have evolved from luxury products into common electronic consumer goods in China with ownership becoming increasingly affordable. These factors drive both the continued growth of first-time users and replacement demand from existing users.
Continuing growth increasingly driven by replacement demand
In addition to growth from first-time mobile phone users, handset demand growth in China has increasingly been driven by replacement demand and, to a lesser extent, secondary phones. Key factors driving this trend include the increasing affordability of mobile phones and the incessant and rapid improvement in their functionality and usefulness through technological innovations.

Increasing demand for differentiated mobile handsets with more functions and personalized features
As mobile phones have become more sophisticated, Chinese mobile telecommunication operators have begun to make more data and other wireless value-added services available on handsets. Doing so is enabling a growing convergence between wireless communications and traditional media, such as TV, radio and magazines, and new media such as the Internet. The result is that mobile phones are now more than just communication devices and are increasingly being used for a variety of personal, work and entertainment purposes. This convergence has made mobile phones more useful for consumers in China and has increased demand for sophisticated, yet affordable, handsets. Furthermore, we believe consumers in China, particularly younger generations, often view mobile handsets as fashion accessories, preferring customized and distinctive mobile handset products with greater functionality.
As new services and mobile handset functions become available to customers, we believe that more wireless telecommunication subscribers will seek to upgrade their mobile handsets to newer products on a more regular basis.
We believe the future success of mobile handset producers in China will, to a large extent, depend on their ability to offer distinctive products that stand out from those offered by their competitors. Successful products are typically those with distinctive features that are popular with different users. The product life cycle of mobile handsets has been shortened significantly compared to the recent past as new handsets with advanced features and different look and feel are continually being launched in this fast evolving market. To succeed, mobile handset brand owners must constantly and rapidly introduce to the market new handsets with enhanced look and feel and functionality but expect to sell them in lower volumes for each model.
Continual evolution of wireless network technologies
Wireless network technologies have been continually evolving at a rapid pace. Most mobile handsets are currently based on 2G or 2.5G wireless technology. 2.5G technology enables mobile handsets to offer more features, such as Internet access through mobile phones using wireless application protocol technology and multimedia messaging service. Bridging between 2.5G and 3G, 2.75G technology allows data transmission speed of up to 384Kbps. This enhanced data speed has extended the service scope of current wireless infrastructure before the new 3G networks are deployed. 3G allows a significantly higher data transmission speed at a maximum of 2 to 2.5 Mbps, which enables users to access more features and applications on their mobile phones, such as online mobile gaming and video communication or downloading. It is generally expected that the MII will issue 3G licenses to mobile telecommunication operators in the near future, and we believe it will contribute significantly to replacement demand from existing subscribers.
Highly competitive market
Competition in the mobile handset market in China is intense. While international mobile handset brand owners have achieved substantial market share, new Chinese mobile handset brands and handsets are continually being introduced to the market. We believe competition is being fought on multiple fronts such as cost, functionality and industrial design. The market is continuously evolving and the ability to quickly interpret and adapt to trends is a key driver of success.
Increasing presence of mobile telecommunication operators and large electronic retailers in handset distribution
As in international markets, mobile telecommunication operators and large electronics retailers have become increasingly important as distribution channels in recent years. Mobile telecommunication operators are increasingly trying to differentiate themselves by launching customized services, which in turn often require customized handsets that can support these services. Coupled with this, mobile telecommunication operators are buying more handsets as they use handset promotions in order to win and keep customers. Large electronics retail chains, such as GOME Electrical Appliances Holdings Limited and Suning Appliance Co., Ltd., are rapidly expanding throughout China and their proliferation is contributing to the increase in consumer spending on personal electronics.
We cannot assure you that we will benefit from the projections and trends regarding the mobile handset industry set forth in this section.
Our Products
We manufacture and sell a wide variety of mobile handsets that are primarily based on GSM global cellular technologies.
We sold approximately 1,730,000, 2,262,000 and 3,816,000 handset products in 2005, 2006 and 2007, respectively. The average selling prices of our handsets were RMB1,012, RMB1,094 and RMB816 ($112) in 2005, 2006 and 2007, respectively.

We have devoted significant resources to developing and producing handset products with various features that are targeted at different consumer segments. For example, at the end of 2006, we rolled out one of our most successful handset models, the low-cost C1000 model with ultra-long standby feature and in the middle of 2007, we rolled out the T100 model, a handset that comes equipped with fingerprint recognition function for additional information security. In 2005, 2006 and 2007, we rolled out 49, 55 and 49 new handset models, respectively. As of December 31, 2007, we offered approximately 49 different handset models to our customers. These products include features such as multimedia functions, touch-screen pads, open operating systems, built-in 4-megapixel video cameras, large LCD screens, ultra-long standby battery and fingerprint recognition functionality.
We develop and produce our products based on a limited number of handset platform designs, which can be easily customized according to required specifications to produce multiple models with varying features. For example, our C1000 and C2000 models are all based on the same platform design. In 2005, 2006 and 2007, we introduced 13, 23 and 21 new platform designs, respectively.
The following table sets forth the key features and launch time of our main handset products that are currently available on the market.

Date of
Model	Key features	commercial launch

C1000	Ultra-long standby battery; metal casing	November 2006
C1000+	Ultra-long standby battery; metal casing; password protection	May 2007
C2000	Ultra-long standby battery; metal casing; multimedia	May 2007
T100	Fingerprint identification; ultra-long standby battery; multimedia; large LCD design	May 2007
C1200	Ultra-long standby battery; metal casing; FM radio	July 2007
C6000	Stock trading function; ultra-long standby battery; metal casing;	July 2007
W100	Watch phone; 65K TFT-LCD; 1GB T-Flash; camera; FM radio	September 2007
C3100	Flash light; ultra-long standby battery; ultra-low cost	December 2007
T300	Analog mobile TV; fingerprint recognition; ultra-long standby battery; FM radio	January 2008
C7000A	Ultra-long standby battery; cardiograph function	February 2008
S60	Luxurious series with embedded crystals and leather casing	May 2008
Mobile handset models typically have a limited economic life, which is approximately 12 to 15 months for particularly successful handsets and four to six months for most other handsets. Our higher-end and differentiated products that incorporate features which are different from our competitors’ products usually have longer economic lives than our other products. The revenue we derive from a particular model typically declines as the product approaches the end of its economic life. The following table sets forth our five best selling products and product series in terms of sales generated in each of 2005, 2006 and 2007.

	For the year ended December 31,
	2005			2006			2007
Product	Revenues	Percentage	Rank	Revenues	Percentage	Rank	Revenues	Percentage	Rank
C1000	—	—		—	—		623,495	19.8%	1
C1000+	—	—		—	—		332,318	10.6%	2
T100	—	—		—	—		321,903	10.2%	3
C2000	—	—		—	—		320,147	10.2%	4
C6000	—	—		—	—		264,099	8.4%	5
A1000 series	—	—		478,015	18.8%	1	—	—
V180 series	—	—		419,634	16.5%	2	—	—
IPD series	—	—		377,106	14.9%	3	—	—
CECT3270 series	—	—		256,554	10.1%	4	—	—
T800 series	389,791	20.9%	2	110,162	4.3%	5	—	—
T868 series	459,426	24.6%	1	—	—		—	—
QX series	135,759	7.3%	3	—	—		—	—
Q series	131,531	7.1%	4	—	—		—	—
T688	107,720	5.8%	5	—	—		—	—

Research and Development
The mobile handset industry is characterized by rapid technological developments, frequent launches of new products and services, changes in customer preferences and behavior, and evolving industry standards. In order to maintain our long-term profitability and financial and operating success, we must continually develop new mobile handsets that are attractive to users to replace our existing handsets as they reach the end of their economic lives. The success of our handsets will largely depend on our ability to anticipate and effectively respond to changing consumer tastes and preferences.
We believe that we have strong product development capabilities for mobile handsets. Our research and development team has developed a number of distinctive handset designs and certain product and process technologies used in producing our handsets, including mobile phone application software, user-friendly product interfaces, printed circuit board designs, such as baseband and radio frequency circuit designs, production technology designs and production testing systems, that contribute to our ability to produce differentiated products. We also designed the ultra-long standby batteries used in our products, which are produced by a third-party. In 2005, 2006 and 2007, our total research and development expenses were RMB16.1 million, RMB16.3 million and RMB18.6 million ($2.6 million), respectively. As of December 31, 2007, we employed 162 research and development personnel, which included personnel specialized in industrial design, mechanical design, software and hardware development, project management and quality assurance. Approximately 70.4% of our research and development personnel have undergraduate or higher education degrees.
We have strengthened our product development capabilities in recent years. With our accumulated knowledge and experience, we have been able to increasingly shorten our product development cycles. Currently, our product development cycle, from product concept defining to mass production, is typically six to nine months. In 2005, 2006 and 2007, we designed, developed and rolled out 49, 55 and 49 new handset models, respectively.
Our research and development efforts concentrate on developing higher-end and differentiated products. Our research and development expenditures have been, and will continue to be, directed primarily at enhancing our ability to design and develop mobile handsets tailored for the PRC market and differentiated from the products of our competitors. As part of our cost reduction efforts, we also direct part of our research and development resources to increase the percentage of locally sourced raw materials and components used in producing our handsets.
Our in-house handset development teams are based at our two research and development centers in Beijing and Huizhou. Our Beijing research center had 152 research and development personnel as of December 31, 2007 and focuses on developing higher-end and differentiated products. The products developed by our Beijing research center include our T868, A1000, IP1000, T100, C1000 and C6000 handset models. Our Huizhou research center had 10 research and development employees as of December 31, 2007 and concentrates on developing handsets for the mid-range and economy markets based on existing technologies. The products developed by our Huizhou center include our CECT3270, CECT6600 and V618 handset models. Our in-house development teams are currently developing and testing new models with features such as push-to-talk and cordless indoor phone functions.
We also outsource certain software and hardware designs used in producing our products, such as high-end handset main boards, to certain independent mobile handset designers in China, such as SIM Technology Group Limited.
Manufacturing
Manufacturing facilities
Currently, we mainly manufacture our products in an approximately 3,700 square meter manufacturing facility located in Huizhou City, Guangdong Province, China, which commenced operations in September 2004. This facility is located on property we lease from third parties. As of December 31, 2007, our Huizhou facility was equipped with three SMT lines and seven assembly and testing lines, with annual production design capacity of 1.5 million units. Our design capacity represents the maximum output of our existing equipment based on their design specifications. However, there is typically a substantial difference between our design capacity and our actual output due to various factors, including the high number of different models we produce and the time required to adjust the production line and conduct test production for each new model change. We produced approximately 525,000, 612,000 and 561,000 units of our own handsets in 2005, 2006 and 2007, respectively, at our Huizhou facility. As of December 31, 2007, we had an aggregate of 516 manufacturing employees working in this facility.
We also outsource the production of a substantial portion of our products to EMS providers, thereby leveraging their production process technology and capability. Under this arrangement, the EMS providers establish the production lines mainly using their own equipment while we provide product design as well as certain equipment and all components used for the production. Our EMS provider is also obligated to provide after-sales services for products they manufactured for a certain period of time. The production volumes under such arrangements were approximately 1,543,000 units in 2005, 1,598,000 units in 2006 and 3,335,000 units in 2007. Our current EMS providers include Huizhou Yunlong Co., Ltd., Shenzhen Zhong Zhi Chuang Co., Ltd., Shenzhen Xike Telecommunication Company and Hunan Zhongyi Electronics Co., Ltd. We believe that our business is not substantially dependent on any individual EMS provider.

In addition, we provide handset processing services to certain handset producers, including a subsidiary of Xing that is not part of our operating group. Under this arrangement, we receive raw materials and components from third parties and process them into handsets or into handset printed circuit boards, or PCB. We produced approximately 290,000, 307,000 and 1,227,000 units of handsets and handset PCB under such arrangement in 2005, 2006 and 2007, respectively.
In January 2008, we completed the construction of a new manufacturing facility in Huizhou on a property that is owned by us to produce molds, cast components and other handset parts, thereby enabling us to reduce our reliance on third-party suppliers of handset components. We invested approximately RMB13.7 million on this facility, which has started operation in January 2008.
Raw materials and components
Our raw materials and components costs accounted for 91.7% of our total cost of goods sold in 2005, 94.6% in 2006 and 92.0% in 2007. The principal raw materials and components used in the production of our mobile handsets are chipsets, molds, LCD screens, casing, cameras, batteries and keypads.
We source raw materials and components based on price and quality. We believe continuing price negotiations with our suppliers have contributed to our profitability in the past few years. We source chipsets and high-end LCD screens and cameras primarily from overseas suppliers due to the better quality of their products. For example, we source chipsets from Philips NXP and Infineon Technologies and LCD screens from Truly Semiconductors Ltd. and Marubeni Corporation. As part of our continuing cost control efforts, we also locally source a significant portion of the raw materials and components used in our manufacturing process, including primarily casing, batteries, cable and low-end LCD screens and cameras. The use of locally sourced raw materials and components also shortens our lead order time and provides us with better access to technical and other support from our suppliers. We also enjoy volume discounts for purchasing certain raw materials and components from our suppliers.
We seek to diversify the supply sources of raw materials and components and to date have not experienced any material disruption of our manufacturing operations due to insufficient supply of raw materials or components. We currently source raw materials and components from approximately 168 suppliers. We do not anticipate any significant interruption in the supply of our raw materials and components that would have a material impact on our business in the future. The aggregate costs attributable to our five largest raw materials and components suppliers in 2005, 2006 and 2007 were 55.5%, 77.9% and 70.0% respectively, of our total purchases during the relevant periods. However, we believe that our business is not substantially dependent on any individual supplier.
We purchase raw materials and components using both forecast orders and purchase orders. To ensure our suppliers will have sufficient time to prepare the components according to our requirements, we typically make a forecast order three or four months before the expected delivery time. The forecast order is not binding on either party. We then make a confirmed purchase order four to eight weeks prior to the delivery time. We separately negotiate the price for each purchase order and typically do not enter into long-term supply contracts.
We maintain different inventory levels of our raw materials, depending on the type of product and lead time required to obtain additional supplies. We seek to maintain reasonable inventory levels that achieve a balance between our efforts to reduce our storage costs and optimize working capital, and the need to ensure that we have access to adequate supplies. As of December 31, 2005, 2006 and 2007, we had RMB111.4 million, RMB132.0 million and RMB119.4 ($16.4 million), respectively, of raw materials in inventory.
Production management
We closely monitor our inventory levels based on sales levels. We typically maintain an aggregate of approximately 30,000 units of inventory of our finished products. We plan our production on a monthly basis based on anticipated demand and make periodic adjustments to our actual production and inventory levels based on actual orders received.

Manufacturing process
The following diagram shows the general production stages for our handsets:
Quality control and certifications
Our quality control procedures include raw material and components quality inspection and testing. In addition, we have established inspection points at key production stages to identify product defects during the production process. Our finished handset products are inspected and tested according to standardized procedures. Moreover, we provide regular training and specific guidelines to our operators to ensure that production processes meet our quality inspection and other quality control procedures.
Our main handset manufacturing facility obtained the ISO 9001 quality management system certification in 2000.
Distribution and Marketing
Distribution network
Substantially all of our products were sold to customers in mainland China. We sell our products primarily to our national distributors, provincial distributors, TV direct sales distributors and internet distributors that resell our products to end customers either directly or through their own distribution networks, which are principally composed of local distributors and retail outlets. Our distribution network currently includes five national distributors, 77 provincial distributors and three TV direct-sales distributors and two internet distributors. These distributors sell our products to approximately 300 local distributors and over 4,000 retail outlets and directly to end users, covering 27 provinces and municipalities in China. These retail outlets mainly include handset retail chains, electronic appliance retail chains and department stores. In addition to traditional distribution channels, we are also actively exploring other channels. For example, towards the end of 2006, we started to market and sell our handset products to end users through TV direct sales programs, which we believe have increased our penetration into medium and small cities, enhanced our brand recognition and helped to generate additional demand from our other distributors. In addition, in August 2007 we entered into an agreement with Beijing Beidou Communication & Equipment Co., Ltd. to establish new e-commerce and promotional outlets for the sales of our products through the internet. In March 2008, we further established strategic cooperative relations with Joyo Amazon, a subsidiary of Amazon.com, Inc. and one of the largest online stores in China, under which Joyo Amazon was authorized as a core partner of CECT and will serve as an online retail platform for CECT major mobile phone products.
We enter into distribution agreements with our national and provincial distributors. Under these agreements, our national distributors are granted the exclusive rights to distribute certain of our products in China. Our provincial distributors are granted the exclusive rights to distribute selected products within their respective territories. Under such exclusive distribution arrangements, no distributor is allowed to sell the same product in the same region with other distributors, which effectively eliminates competition among our distributors. We provide our distributors with product and training guidelines for each of our products and require them to observe these guidelines and provide trainings to employees working at the retail outlets. We regularly monitor and review our distributors’ sales performance and compliance with our guidelines and contract terms. Our distributors engage in self-initiated promotional activities within the scope of guidelines provided by us, and bear the costs associated with such activities.

Sales generated by our five best-performing distributors accounted for approximately 42.0%, 76.0% and 53.0% of our revenue in 2005, 2006 and 2007, respectively, and the best-performing distributor accounted for approximately 23.2%, 28.4% and 12.4% of our revenue in the same periods. Our distribution agreements generally have a term of one year, but in some cases may extend as long as five years for key distributors. However, the best-performing distributors varied and their respective percentages of our revenue fluctuated significantly in each of the above periods. Although we rely on distributors for the sale, marketing and after-sales support of our products, we believe our business is not substantially dependent on any individual distributor.
Marketing
We market our handsets through traditional mass media channels, including television, newspapers, magazines, the Internet and outdoor media, such as billboards. In addition, we also provide guidelines to our distributors for conducting promotional activities at retail outlets, such as offering products at discount prices during holiday seasons.
Pricing
We set the prices of our products based on our development and production costs, the prices of competing products and end-user feedback we collect through our distributors, and review and adjust our product pricing periodically based on these factors. Due to rapidly evolving technology developments that lower our production costs, intense market competition and changes of consumer tastes and preferences, we typically experience gradual price declines during the economic lives of our products.
To avoid pricing competition among our distributors, we set retail price-setting guidelines for our products. Under these guidelines, distributors are permitted to sell our products within a pre-determined range, which provides them with limited flexibility in terms of pricing.
After-Sales Services
We have established uniform replacement and warranty policies for each of our products. Certain of our distributors and other third-parties provide after-sales services for our products, including handset replacements, components replacements and repairs, through over 200 after-sales service centers located throughout China. We enter into agreements with those service providers, under which we are obligated to bear the costs of materials used for after-sales services provided during the warranty period. The after-sales service providers bear all other expenses, including cost of materials for services provided after the warranty period has expired as well as labor expenses. We are also responsible for the training of after-sales service personnel.
Intellectual Property and Proprietary Rights
We utilize our internally developed technologies and intellectual property rights to develop, design and manufacture our handset products. Our internally developed technologies and intellectual property rights are an important element of our business operations and a competitive tool for us.
We rely on trade secret protection and confidentiality agreements to protect our proprietary information and know-how. Our management and each of our research and development personnel have entered into a standard annual employment contract, which includes a confidentiality clause and a clause acknowledging that all inventions, designs, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property, and assigning to us any ownership rights that they may claim in those works. Despite our precautions, it may be possible for third parties to obtain and use, without our consent, intellectual property that we own or are licensed to use. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have not applied for patents or registered copyrights for most of our intellectual property and our failure to adequately protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.”
We have not applied for patents or registered copyrights in China for most of our inventions, original works of authorship, developments and improvements relating to the mobile handsets we produce. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have not applied for patents or registered copyrights for most of our intellectual property and our failure to adequately protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.” Although we believe that, as of today, patents and copyrights have not been essential to maintaining our competitive market position, we intend to assess appropriate occasions in the future for seeking patent and copyright protections for those aspects of our business that provide significant competitive advantages.

We are currently in the process of applying for the registration of three trademarks relating to our brand name “CECT” with the China Trademark Office. The registration of these trademarks was previously applied for by a third party who was not involved in the mobile handset manufacturing industry. We purchased the trademark application rights from the third party through a related party in 2007 and anticipate to receive the final approval of our application from the China Trademark Office in 2008. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transfer of Trademark Application Rights.” In addition, as of December 31, 2007, we had 14 trademark applications pending with the China Trademark Office.
Technology Licenses and Agreements
In addition to our internally developed technologies and know-how, we also depend on technologies licensed from third parties to design and manufacture our products.
A summary of our key technology licenses and agreements are described below:
•	Under a technology license agreement entered into by CECT with Huayu Ziyuan Software Technology (Beijing) Co., Ltd., or Huayu, dated May 25, 2004, we were granted the right to use the word processing system developed by Huayu for a period of five years;
•	Under a software license agreement entered into by CECT with Mobile Soft Technology (Nanjing) Co., Ltd., or Mobile Soft, on October 28, 2005, we were granted the right to use certain software that supports wireless application protocol and multimedia messaging service functions in our handsets for a period of two years. The contract was renewed on March 10, 2008 with Access China Inc., a company that acquired Mobile Soft in 2007, for an additional three years;
•	Under a technology license agreement entered into by CECT with Beijing Qinghua Ziguang Wintone Information Technology Ltd., or Qinghua Ziguang, dated March 13, 2006, we were granted the right to use certain handwriting technology developed by Qinghua Ziguang for a period of two years; and
•	Under a technology license agreement entered into by CECT with Hanwang Technology Co., Ltd., or Hanwang, dated June 13, 2007, we were granted the right to use the word processing system developed by Hanwang for a period of one year. This contract will be renewed automatically each year until any party to the contract notifies to terminate the contract.
We believe that none of these license agreements is critical to our business and that we can identify alternative technologies and technology providers without undue disruption to our business and operations. However, we cannot assure you that the loss of one or more of these licenses will not have a material adverse effect on our business. See “Item 3. Key Information—D. Risk Factors—Risk Related to Our Business—We rely on a number of technologies licensed from third parties and the loss of some or all of these licenses or failure to renew them on a timely basis could interrupt our production and have a material adverse impact on our business.”
Competition
The mobile handset manufacturing industry in China is intensely competitive. Industry participants compete with each other mainly on the basis of the breadth and depth of their product portfolios, price, operational and manufacturing efficiency, technical performance, product features, quality, customer support and brand recognition. We face significant competition from a number of competitors, including domestic mobile handset producers such as Lenovo Group Limited, Bird Ningbo Co., Ltd., Amoi Electronics Co., Ltd., Konka Group Co., Ltd., TCL Communication Technology Holdings Limited, and Haier (Qingdao) Telecom Co., Ltd. and a number of large multinational mobile handset producers, such as Nokia Corporation, Motorola, Inc., Samsung Electronics Co., Ltd., Sony Ericsson Mobile Communications (China) Co. Ltd., and LG Electronics (China) Ltd. Many of our competitors have longer operating histories, greater name recognition, significantly larger market shares, access to larger customer bases and significantly greater economies of scale and financial, sales and marketing, manufacturing, distribution, technical and other resources than we do. Some of these competitors have used, and we expect will continue to use, more aggressive pricing strategies, greater incentives and subsidies for distributors, retailers and customers, more successful design approaches and more advanced technologies. In addition, some competitors have chosen to focus on building products based on commercially available components, which may enable them to introduce these products faster and with lower levels of research and development spending than us.
International mobile handset makers tend to have established and well-known brands, which we believe Chinese consumers tend to find desirable relative to domestic Chinese brands. Domestic mobile handset manufacturers in China generally compete on style, functionality, price, quality, after-sales service and breadth of products, and are constantly exposed to the risk that competitors may implement new technologies, or may offer lower prices, additional products or services or other incentives that they are not able to offer.

Since we commenced our handset business operations, we have experienced significant price and margin pressures due to intense market competition. However, we have been able to maintain relatively high product margins due to our strategic focus on developing higher-end and differentiated products, which provides us with a competitive advantage over other handset manufacturers. Price competition may become even more intense in the future and we cannot guarantee we will be able to maintain the current level of our profit margins.
In addition, we also face competition from unlicensed mobile handset manufacturers in China that make mobile handsets without the requisite governmental approvals and licenses. However, we believe that these manufacturers are able to keep their production costs low primarily as a result of tax avoidance and non-payment of various fees that are required for all licensed products. Despite recent government action against many of these unlicensed manufacturers, we believe that such mobile handsets still account for a significant portion of all mobile handsets sold in China. If the PRC government is not successful in preventing these unlicensed mobile handset manufacturers from producing and selling their mobile handsets, our market share and our results of operations could be materially adversely affected.
As a result of developments in our industry, we also expect to face new competition from companies in related industries, such as consumer electronics manufacturers. Additionally, we face increasing competition from mobile telecommunication operators that are increasingly offering mobile devices under their own brands.
Environmental Matters
Our manufacturing facilities are subject to various pollution control regulations with respect to noise and air pollution and the disposal of waste and hazardous materials. We are also subject to periodic inspections by local environmental protection authorities. We believe that we have obtained all requisite environmental permits and approvals to conduct our business.
Employees
As of December 31,2007, we had 788 full-time employees. The following table sets forth the number of our full-time employees by function as of December 31, 2005, 2006 and 2007, respectively:

	As of December 31,
Functions	2005	2006	2007
Manufacturing and engineering	470	550	516
General and administration	74	77	66
Marketing and sales	18	32	44
Research and development	152	153	162
We offer our employees competitive compensation packages and various training programs, and as a result we have been able to attract and retain qualified personnel. As of December 31, 2007, 27.5% of our employees held university or graduate degrees.
As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total amount of contributions we made to employee benefit plans for the years ended December 31, 2005, 2006 and 2007 was approximately RMB1.2 million, RMB1.3 million and RMB1.3 million ($0.2 million), respectively.
We adopted our 2007 equity incentive plan in March 2007 to provide an additional means to attract, motivate, retain and reward selected directors, officers, managers, employees and other eligible persons. As of December 31, 2007, there were outstanding options to purchase 3,916,520 ordinary shares held by one of our directors, officers, employees and one consultant. 4,083,480 ordinary shares remain reserved for issuance under this plan.
We enter into a standard employment agreement with our management and research and development personnel that includes confidentiality and non-competition provisions. These contracts include a covenant that prohibits each of them from engaging in any activities that compete with our business during, and for three years after, the period of their employment with our company. Under current national and local PRC laws and regulations, which vary by jurisdiction, we cannot assure you that the non-competition provisions will be enforceable in all cases.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not covered by any collective bargaining agreement.
Insurance
Qiao Xing Telecommunication Industry Co., Ltd., an independent third party, maintains property insurance for its premises in Huizhou, in which our current handset production facility is located. The aggregate maximum amount covered by this policy is equivalent to approximately RMB130.9 million ($17.9 million). We also maintain property insurance for our automobiles. We do not maintain business interruption insurance, product quality insurance or key-man life insurance. We believe our insurance coverage is customary and standard for companies of comparable size in comparable industries in China. However, we cannot assure you that our existing insurance policies are sufficient to insulate us from all losses and liabilities that we may incur.
Our Principal Facilities
Our corporate headquarters are located in approximately 3,800 square meters of office space in the CECT Building in Beijing for which we have entered into a lease under which 1,200 square meters will expire in December 2008 and 2,600 square meters will expire in December 2010. Our main handset manufacturing facility is located on a leased property of approximately 3,700 square meters in Huizhou. This lease expires in December 2010. In addition, we hold the land use rights for a property with an area of approximately 100,000 square meters in Huizhou City. The land use rights for 77,410 square meters of this land will expire in September 2051 and for 22,590 square meters will expire in September 2052.
We believe that our existing facilities are adequate and suitable to meet our present needs and that additional space can be obtained on commercially reasonable terms to meet our future requirements.
Regulations
This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.
Chinese Regulatory Framework for the Telecommunications Industry
Overview
China’s telecommunications industry, including the mobile handset manufacturing industry, is heavily regulated, primarily through MII, which is under the supervision of the State Council. In addition, a number of other government departments, such as the NDRC, also have regulatory authority over various aspects of the telecommunications industry.
The telecommunications industry in China is regulated at both the national and provincial levels. At the national level, MII is the primary regulatory authority and, together with other regulatory authorities, such as the NDRC, is responsible for, among other things:
•	Formulating and enforcing industry policies, regulations and technology standards;
•	Granting network access licenses for telecommunications equipment;
•	Supervising the quality and the operation of telecommunications equipment connected to public telecommunication networks; and
•	Together with other relevant regulatory authorities, formulating the macro-planning of mobile telecommunications equipment production.
At the provincial level, provincial telecommunications authorities, together with other relevant regulatory authorities, are responsible for implementing and enforcing the policies and regulations formulated by MII, as well as other central government authorities, within their provinces.
The Chinese government is currently in the process of drafting a telecommunications law in order to establish a uniform regulatory framework for the telecommunications industry in China. However, it is not clear when the law will be adopted. Pending the adoption of the telecommunications law, the PRC Telecommunications Regulation issued by the State Council on September 25, 2000, or the Telecommunications Regulation, is currently the main regulation governing the telecommunications industry in China. The Telecommunications Regulation covers all key aspects of telecommunications operations, including, among others, access of telecommunications equipment to networks such as for use in the mobile handset industry.

MII license
The PRC government regulates telecommunications equipment manufacturing primarily through requiring network access licenses for telecommunications equipment, under a unified network entry approval and certification system established pursuant to the Notice Regarding the Implementation of Network Entry License System for Mobile Communications Terminal Products, promulgated on May 19, 1994 by the Ministry of Posts and Telecommunications, the predecessor of MII.
On May 10, 2001, MII promulgated the Administration Measures of the Network Access of Telecommunications Equipment. According to these measures, all telecommunications terminal equipment that is subject to the network entry license system, including mobile handsets, must obtain a network access license issued by MII in order for that product to have access to public telecommunications networks and to be sold in China.
To obtain a network access license, a handset manufacturer must submit an application to MII, together with a test report issued by a telecommunications equipment testing organization recognized by the General Administration of Quality Supervision, Inspection and Quarantine, or the GAQSIQ, and authorized by MII, or a product quality certificate issued by a state-designated certification agency. Handset manufacturers must place a sticker on the licensed handset bearing the mark of the network access license issued by MII. Each network access license is valid for three years. Handset manufacturers must submit applications to renew such licenses at least three months before the expiration of the three-year period. In addition, manufacturers must re-apply for such a license if there are any changes in the technology or certain other prescribed particulars of the licensed handset.
MII requires handset manufacturers to implement a comprehensive quality control system and provide after-sales services for their licensed products. These requirements apply equally to both domestic and foreign manufacturers and to both equipment produced in China and equipment imported from overseas. The GAQSIQ, in consultation with MII, carries out on-the-spot checks to supervise the quality of the licensed telecommunications equipment and publicly announces the results of such spot checks. Any violation of these requirements may result in penalties in the form of a suspension of the network access license, a warning or a fine.
In addition, according to the Implementation Rules for Compulsory Certification of Telecommunications Equipment issued by the Certification and Accreditation Administration of the PRC on December 7, 2001 and the Administration of Compulsory Product Certification Provisions issued on December 3, 2001 by the GAQSIQ, starting from May 1, 2002, certain telecommunications terminal products, including wireless terminal products (such as GSM and CDMA handsets) and multimedia terminal products become subject to a mandatory certification program by designated governmental agencies, known as the China Compulsory Certification, or the 3C. A 3C certificate will be issued to terminal products after testing of such products against standards for health and safety, telecommunications network security and radio compatibility. Terminal products without 3C certificates cannot be sold or used in telecommunications networks in China, regardless of whether a network access license has been obtained for such product.
We have obtained 3C certificates and network access licenses for all models of the handsets we manufacture.
NDRC approval
In China, investments in fixed assets are generally subject to the approval of the NDRC (or its predecessor, the State Planning Commission). On December 31, 1998, MII and the State Planning Commission jointly issued the Notice of Accelerating the Development of the Mobile Telecommunications Industry. This Notice emphasizes that mobile handset production projects shall be subject to the approval of the State Planning Commission, after MII’s examination of such projects. Furthermore, mobile handset production shall be incorporated into the national guidance plan approved annually by the State Planning Commission.
In 2004, the State Council promulgated the Decision of Investment Regime Reform, which provides that certain types of investment projects, including mobile handset production investment projects, shall be verified by the NDRC. On February 19, 2005, the NDRC promulgated the Several Regulations on the Verification of Mobile Communication Systems and Terminal Product Investment Projects, which provides that mobile handset manufacturers must first obtain verification from the NDRC, which shall solicit the opinion of MII before issuance of such verification.
As a result of the gradually decreasing involvement of regulatory authorities, licenses to manufacture mobile handsets have become increasingly easy for domestic enterprises to obtain. According to the NDRC’s website, as of August 28, 2006, 37 entities had obtained verification from the NDRC for the production of mobile handsets.

We possess all licenses and verifications necessary to conduct our business as a manufacturer and seller of mobile handsets in China under these and all other applicable laws and regulations.
Environmental Regulations
We use, generate and discharge toxic, volatile or otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. As a result, we are subject to a variety of governmental regulations related to the storage, use and disposal of hazardous materials. The major environmental regulations applicable to us include the Environmental Protection Law of the PRC, the Law of the PRC on the Prevention and Control of Water Pollution, Implementation Rules of the Law of the PRC on the Prevention and Control of Water Pollution, the Law of the PRC on the Prevention and Control of Air Pollution, the Law of the PRC on the Prevention and Control of Solid Waste Pollution, and the Law of the PRC on the Prevention and Control of Noise Pollution. We believe we are in compliance with these environmental laws and rules in all material respects.
C. Organizational Structure
See “—A. History and Development of the Company.”
D. Property, Machinery and Equipment
See “—B. Business Overview—Manufacturing—Manufacturing facilities.”
ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information provided under “Item 3. Key Information—D. Risk factors.”
Unless otherwise indicated, the 2006 full-year financial data set forth in this section are sums of the data for the period from January 1 to November 30, 2006 and the period from November 30 to December 31, 2006. The latter period reflects push-down accounting resulting from the purchase by our parent company of the remaining 20% equity interest in our company on November 30, 2006. See “—Financial impact of our corporate history.” Although the presentation of the combined full year financial data for the year ended December 31, 2006 is not in accordance with U.S. GAAP, we believe this combination is useful to provide investors with a more complete understanding of our results of operations data from year to year.
Overview
We are one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. We manufacture and sell mobile handsets based primarily on GSM global cellular technologies. We develop, produce and market a wide range of mobile handsets, with increasing focus on differentiated products that generally have higher profit margins. We sell our products primarily to our national distributors, provincial distributors, TV direct sales distributors and internet distributors, which resell our products to end customers in mainland China either directly or through their own distribution networks principally composed of local distributors and retail outlets.
We sold approximately 1.73 million, 2.26 million and 3.82 million mobile handsets in 2005, 2006 and 2007, respectively. Our revenues increased by 36.1% from RMB1,864.1 million in 2005 to RMB2,537.2 million in 2006, and by an additional 23.8% to RMB3,141.1 million ($430.6 million) in 2007. Our earnings before extraordinary items increased by RMB86.4 million from RMB182.5 million in 2005 to RMB268.9 million in 2006 and by an additional RMB295.9 million to RMB564.8 million ($77.4 million) in 2007. Our net income increased by RMB56.1 million from RMB230.6 million in 2005 to RMB286.7 million in 2006, and by an additional RMB306.8 million to RMB593.5 million ($81.4 million) in 2007.

Key Factors Affecting Our Financial Performance
We believe the most significant factors affecting our financial performance are:
•	Industry growth;

•	Competition and market position;

•	Product offerings and pricing;

•	Cost management; and

•	Working capital management.
Industry growth
In recent years, China’s mobile handset market has experienced rapid growth and development. We believe that China will continue to play a key role in the development of the global telecommunication industry and remain one of the largest wireless subscriber markets in the world for the foreseeable future.
Moreover, China’s mobile telecommunication operators are planning to upgrade their networks to offer 3G wireless telecommunication services. 3G technology is expected to enable users to transmit larger volumes of data and more sophisticated content, such as streaming media and multi-player games, more quickly. The PRC government is conducting tests of internationally recognized standards for 3G wireless telecommunication services as a preliminary step before issuing 3G telecommunication operator licenses, although no timetable for issuing 3G licenses has been announced by the PRC government. The more extensive use of data transmission, as facilitated by new and upgraded technologies and networks, is expected to lead to increased demand for enhanced wireless value-added services and, therefore, increased demand for mobile phones with more advanced technologies in China.
The mobile phone penetration rate in China is still considerably lower than most of the more developed countries and we believe that it has the potential to increase significantly in the next several years. Historically, the mobile telecommunication subscription and handset demand growth took place in China’s large cities, such as Beijing, Shanghai and Guangzhou. More recently, however, the demand growth is increasingly driven by medium and small cities and rural areas, which still have low penetration rates and benefit from favorable government policies, such as universal service obligations imposed upon mobile telecommunication operators in China, and the increasing affordability of handsets, mainly due to the higher average standard of living across China.
Competition and market position
While China’s mobile handset market is expected to grow significantly, competition is intense. The market has become highly fragmented in recent years as an increasing number of handset producers have entered the market.
We face significant competition from domestic and multinational mobile handset producers. A small number of multinational players have gained significant market share in China based on greater brand name recognition among Chinese consumers. In addition, competition from domestic handset makers has intensified in recent years.
We focus on developing and marketing differentiated products for the Chinese handset market. By leveraging our in-house research and development capabilities and operational cost advantages, we have been able to offer consumers handsets with more attractive features at relatively lower prices. This strategy has allowed us to maintain our market position while avoiding direct competition with mass market competitive products.
Product offerings and pricing
The mobile handset market in China, as well as globally, is characterized by rapidly changing technical standards and increasing demand for handsets with more functions and personalized features and shortening product life cycles. Pricing of mobile handsets depends principally on manufacturing costs, overall market demand, competition and, increasingly, costs associated with licensing fees, royalties and other payments for technology improvements. Increased economies of scale, technology advancements, and intensified market competition among material and component suppliers have led to significant reductions in handset prices. The selling price and corresponding gross profit margin for a particular mobile handset model typically declines over time as it reaches maturity in the product life cycle. The product life cycle for our most successful handsets has been approximately 12 to 15 months and four to six months for other handset products.

Our success depends on our ability to satisfy market demand by continually and successfully introducing new product offerings tailored towards local consumers and changing trends. Historically, we have been able to limit the decline in our average selling prices and reduce the impact on our overall margins by successfully introducing popular new products with increased features and designs. For example, we rolled out our T868 series handsets with ultra-small design and a handwriting recognition function at the end of 2004. The T868 series was our best selling product in 2005 and generated high profit margins during most of its economic life cycle. As our competitors introduced similar new products, we experienced decreased pricing, margins and sales volume for this model. In response, we developed and introduced several high-end multimedia products in 2005, which generated higher profit margins. Similarly, in 2006, we rolled out our ultra-long standby products in anticipation of changing market demands. In 2007, we released a series of products with enhanced functions, such as the fingerprint recognition information security phone and the wrist watch phone. Our ability to continually introduce new product offerings with attractive features has allowed us to achieve higher average selling prices and consistently achieve relatively higher profit margins.
We also expect to continue to incur costs to license third-party technologies used in our products, as well as for royalties and other fees we may be required to pay in order to use 3G or other technologies used in our handset products.
Cost management
We have adopted various measures to control our development and production costs, including utilizing locally sourced raw materials and components, focusing on in-house design and manufacturing and utilizing a limited number of core handset platform designs for developing and producing a wide range of products with varying features. We also achieved greater economies of scale by significantly increasing our total sales while containing the increases in operating expenses such as selling and distribution expenses, and general and administrative expenses.
Working capital management
We believe our success also depends on our ability to effectively manage our inventory levels, trade-related receivables and payables and other working capital needs. We communicate regularly with our distributors to collect timely feedback from end users and through other channels regarding demand for particular products and project our production volumes and inventory levels based on our analysis of this feedback. As a result, this careful monitoring helps us better manage our working capital requirements. However, we depend on timely and accurate market feedback and a good relationship with our distributors to achieve these added efficiencies. Any failure to obtain timely and accurate market feedback or to correctly estimate demand for our products could result in lost sales opportunities, potential inventory related charges or reduced sales prices and gross margins for our products. We also closely monitor the level of trade-related receivables and payables to effectively anticipate and manage working capital needs.
Financial Impact of Our Corporate History
We are a British Virgin Islands holding company and our principal operating subsidiary in China is CECT. Our current operations were acquired through a series of transactions. The following sets forth the most significant of these transactions and the statement of operations items that were affected:
•	In 2003, we acquired a 65.0% equity interest in CECT for RMB312.8 million in cash and the issuance of one million shares of Xing’s common stock valued at approximately RMB13.2 million. This transaction resulted in an initial in-process research and development charge and subsequent amortization charges related to the intangible assets acquired in the transaction.
•	In 2004, CECT disposed of its 40.0% equity interest in CEC Mobile Co., Ltd., or CECM, for cash consideration of RMB72.0 million, resulting in a gain on disposal of RMB10.7 million. After the disposal, CECT continued to hold a 10% equity interest in CECM.
•	In 2005, we acquired an additional 25.0% equity interest in CECT for aggregate consideration of RMB75.0 million, including, among other components, the transfer of a 90.0% equity interest in Beijing Jinxin Hengtong Technology Company Limited, or BJHTCL, and a 3.9% equity interest in China Electronics Financial Co., Ltd., both of which were originally held through CECT. This transaction resulted in an extraordinary gain of RMB48.2 million on the acquisition of additional equity interest in CECT and a gain of RMB10.3 million on the disposal of BJHTCL.

•	In July 2006, we made an additional capital contribution of $18.8 million (equivalent to RMB149.6 million) into CECT. As the minority CECT shareholder did not make a corresponding additional capital contribution, our ownership interest in CECT increased by 3.4% to 93.4%. The transaction resulted in an extraordinary gain of RMB17.8 million ($2.3 million).
•	In June 2007, we made another capital contribution of $50 million (equivalent to RMB380.4 million) into CECT. As the minority CECT shareholder did not make a corresponding additional capital contribution, our ownership interest in CECT increased by 3.14% to 96.6%. The transaction resulted in an extraordinary gain of RMB28.7 million ($3.9 million).
In addition, on November 30, 2006, Xing obtained 100% ownership of our company when it completed its acquisition of the remaining 20% equity interest in our company from Galbo Enterprise Limited. As more fully described in note 2(a) and note 3 to our audited consolidated financial statements included elsewhere in this annual report, this acquisition by Xing established a new basis of accounting that resulted from the “push-down” of Xing’s basis of our underlying assets and liabilities, effective November 30, 2006. The effects of the push-down accounting adjustments include the following:
•	Fair value adjustments to the extent of Xing’s additional 20% acquired interest relating to inventories (RMB1.1 million), property, machinery and equipment (RMB1.5 million) and intangible assets (RMB55.2 million), and the related adjustments to deferred taxes;
•	A net adjustment to historical goodwill of RMB89.4 million; and
•	An in-process research and development charge of RMB41.7 million, representing Xing’s acquired interest in the estimated fair value of product technologies under development as of November 30, 2006.
We present all financial data in the “old basis” period based on the historical carrying amounts of our assets and liabilities. In 2006, we had net income of RMB306.2 million during the “old basis” period and a net loss of RMB19.5 million during the “new basis” period. The loss in the “new basis” period resulted mainly from the push-down of in-process research and development charge of RMB41.7 million and an increase in amortization of other intangible assets of RMB3.3 million.
Our business has grown and evolved rapidly since we acquired control of CECT in February 2003. We may not be able to achieve a similar growth rate in future periods and, as a result, our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects. Moreover, our business model, technology and ability to achieve satisfactory manufacturing results at higher volumes are unproven. Therefore, you should not rely on our past results or our historical rate of growth as an indication of our future performance.
We operate and manage our business as a single segment. Since we primarily generate our revenue from customers in mainland China, we do not account for our results of operations on a geographic basis. For more details regarding our results of operations, see “—A. Operating results” For more details regarding our corporate history, see “Item 4. Information on the company—A. History and Development of the Company.”
Revenue
We generate a substantial majority of our revenue from the sale of mobile handsets and related accessories to our distributors. Accessories mainly include components used for after-sales services. We also derive a portion of our revenue from other services, including value-added services and handset processing services. In addition, we previously generated a portion of our revenue from handset testing services and brand-sharing activities.
We report handsets and accessories revenue net of value-added taxes, selling price rebates and price guarantees. Selling price rebates refer to price discounts to distributors when they achieve certain sales volumes. Price guarantees are monetary compensation for distributors when the retail prices of our products fall below certain pre-agreed levels.

	Year ended December 31,
	2005		2006		2007
		Percentage		Percentage			Percentage
(Amounts in thousands,		of		of			of
except percentages)	Amount	revenue	Amount	revenue	Amount		revenue
	(RMB)		(RMB)		(RMB)	($)
	(Old Basis)		(Combined)(1)			(New Basis)
Revenue:
Handsets and accessories	1,806,076	96.9%	2,494,004	98.3%	3,113,756	426,858	99.1%
Services and others	58,049	3.1%	43,207	1.7%	27,338	3,747	0.9%

Total	1,864,125	100.0%	2,537,211	100.0%	3,141,094	430,605	100.0%

(1)	Represents the sum of the relevant data for the period from January 1 to November 30, 2006 and the period from November 30 to December 31, 2006. Although the presentation of the combined revenue for the year ended December 31, 2006 is not in accordance with U.S. GAAP, we believe this combination is useful to provide investors with a more complete understanding of our results of operations data from year to year.
We sold approximately 1.73 million, 2.26 million and 3.82 million handsets in 2005, 2006 and 2007, respectively. The average selling price of our handsets was RMB1,012 in 2005, RMB1,094 in 2006 and RMB816 ($112) in 2007. The decrease in average selling price in 2007 was mainly due to the increase in the sales volume of lower-cost but higher margin products such as our C1000 series ultra-long standby handsets (which includes the C1000, C1000+ and C1200 models).
In the first quarter of 2008, the average selling price of our handset decreased to RMB707, primarily due to significant contributions from the ultra-low cost C3100 handset. However, a higher gross profit margin has been achieved in the first quarter of 2008 as a result of an increase in the sales of higher-margin differentiated handset products such as the C3100, W100 and T15 and through the use of a TV infomercial arrangement for several handsets models.
Our services mainly include value-added services provided to our end customers, such as ringtone downloading, handset testing services provided to third-party handset producers, and handset processing services. Our revenue from value-added services was RMB4.0 million, RMB10.9 million and RMB8.1 million ($1.1 million) respectively, in 2005 and 2006 and 2007. Our revenue from handset testing services was RMB41.5 million and RMB23.2 million, respectively, in 2005 and 2006. We ceased to provide such services in 2007 and accordingly, no revenue from handset testing services was generated in 2007. We provided handset processing services to certain handset producers, including a subsidiary of Xing that is not part of our operating group. Under this arrangement, we receive raw materials and components from third parties and process them into handsets or into handset PCB. Our revenue from handset processing services was RMB8.8 million, RMB9.1 million and RMB19.2 million ($2.6 million), respectively, in 2005, 2006 and 2007. We were also engaged in brand-sharing activities, in which we permitted other handset producers to market and sell their products under the “CECT” brand name. In exchange, we generally charged fees ranging from RMB10 to RMB16 per unit. Products sold through such brand-sharing arrangements amounted to approximately 341,000 units and 36,000 units in 2005 and 2006, respectively. We ceased conducting such brand-sharing activities starting from the second half of 2006. Our revenue from brand-sharing activities was RMB3.8 million in 2005. Since we significantly reduced the level of such activities in 2006, we derived only an insignificant amount of revenue in 2006 from such activities.
Cost of Goods Sold and Operating Expenses
The following table sets forth our cost of goods sold and operating expenses and these amounts as percentages of our revenue for the periods indicated.

	Year ended December 31,
	2005		2006		2007
		Percentage		Percentage			Percentage
(Amounts in thousands, except		of		of			of
percentages)	Amount	revenue	Amount	revenue	Amount		revenue
	(RMB)		(RMB)		(RMB)	($)
	(Old Basis)		(Combined)(1)			(New Basis)

Cost of goods sold	1,526,378	81.9%	2,062,209	81.3%	2,255,844	309,248	71.8%
Operating expenses:
Selling and distribution	15,912	0.8%	14,761	0.6%	36,322	4,979	1.2%
General and administrative	19,993	1.1%	21,049	0.8%	69,032	9,464	2.2%
Research and development	16,072	0.9%	16,292	0.6%	18,599	2,550	0.6%
In-process research and development	—	—	41,739	1.7%	—	—	—
Amortization of other intangible assets	11,880	0.6%	15,178	0.6%	32,280	4,425	1.0%

Total operating expenses	63,857	3.4%	109,019	4.3%	156,233	21,418	5.0%

(1)	Represents the sum of the relevant data for the period from January 1 to November 30, 2006 and the period from November 30 to December 31, 2006. Although the presentation of the combined cost of goods sold and operating expenses for the year ended December 31, 2006 is not in accordance with U.S. GAAP, we believe this combination is useful to provide investors with a more complete understanding of our results of operations data from year to year.

Cost of goods sold
Prior to 2004, we mainly sold handset products sourced from ODMs. In September 2004, we commenced the manufacturing of our products in our Huizhou facility. We also outsource the production of our products to EMS providers. The following table sets forth the unit sales volume and revenue contribution of the products produced by us, outsourced from EMS providers and through ODM arrangements, respectively, for the periods indicated.

	Year ended December 31,
	2005		2006		2007
	Sales		Sales		Sales
(Amounts in thousands, except units)	volume	Revenue	volume	Revenue	volume	Revenue
	(Unit)	(RMB)	(Unit)	(RMB)	(Unit)	(RMB)
	(Old Basis)		(Combined)(1)		(New Basis)

Manufactured in Huizhou facility	490,221	497,123	617,454	1,058,112	549,547	416,707
Outsourced from EMS providers	1,233,334	1,251,268	1,624,747	1,391,829	3,266,751	2,697,037
Outsourced from ODMs	6,368	2,576	19,621	23,569	—	—

Total	1,729,923	1,750,967	2,261,822	2,473,510	3,816,298	3,113,744

(1)	Represents the sum of the relevant data for the period from January 1 to November 30, 2006 and the period from November 30 to December 31, 2006. Although the presentation of the combined revenue for the year ended December 31, 2006 is not in accordance with U.S. GAAP, we believe this combination is useful to provide investors with a more complete understanding of our results of operations data from year to year.
The largest items contributing to our cost of goods sold are the cost of raw materials and components used for the manufacturing of our products, including those produced at our Huizhou facility and through outsourcing arrangements with EMS providers, and the purchase price for products sold under ODM arrangements. Other items contributing to our cost of goods sold are direct labor, which includes salaries and benefits for personnel directly involved in manufacturing activities, production expenses, which consist of salaries and benefits for indirect labor, depreciation charges, utilities and rental expenses, product design fees paid to third-party designers, shipping costs for products sold, processing fees for handsets outsourced from EMS providers, mold amortization expenses, and after-sales service-related expenses, including related labor costs and materials expenses.
Our cost of goods sold per unit was RMB882, RMB912 and RMB591 ($81) respectively, in 2005, 2006 and 2007. The increase in cost of goods sold per unit in 2006 primarily reflected the sale of a greater proportion of higher-end differentiated products that generally use more expensive components. The decrease in cost of goods sold per unit in 2007 was mainly due to the increase in the sales volume of lower-cost but higher margin products such as our C1000 series ultra-long standby handsets.
Operating expenses
Our operating expenses consist of selling and distribution expenses, general and administrative expenses, research and development expenses, an in-process research and development charge and amortization of other intangible assets.
Selling and distribution expenses
Our selling and distribution expenses primarily consist of share-based compensation, salaries, benefits and other staff-related expenses for our sales and marketing personnel, office expenses related to sales and marketing activities and advertising and other promotional expenses. Our selling and distribution expenses increased by RMB21.5 million from RMB14.8 million in 2006 to RMB36.3 million ($5.0 million) in 2007, primarily because we increased the level of our marketing and promotional activities, including the greater use of TV direct sales programs to promote and market our products, and also because of the payment of sales commissions to our TV infomercial direct sales distributors in 2007. We plan to increase the level of our marketing and promotional activities and recruit additional sales and marketing personnel to expand our business in the near term. We do not expect the increase in our sales and marketing efforts to have a material adverse effect on our results of operations.
General and administrative expenses
Our general and administrative expenses primarily consisted of share-based compensation, salaries, benefits and other expenses for our administrative personnel, expenses relating to legal, accounting and other professional services, travel and entertainment, depreciation and amortization charges and bad debt provisions. As a result of becoming a public company in May 2007, we have incurred a higher level of expenses relating to legal, accounting, financial compliance and other professional services. Our general and administrative expenses have also increased significantly in 2007 due to the share-based compensation expense relating to options that we granted to a director and various employees in March 2007.

We expect our general and administrative expenses to increase as we hire additional personnel and incur additional costs in connection with the expansion of our business. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NYSE have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.
Research and development expenses
Our research and development expenses primarily consist of share-based compensation, salaries, benefits and other staff-related expenses for our research and development personnel, office expenses and related cost of materials and product testing expenses.
We expect our research and development expenses to increase in the future as we intend to recruit more research and development engineers and acquire new technologies and testing equipment to strengthen our in-house design and development capabilities, particularly our capability to develop higher-end and differentiated products. We do not expect the increase in our research and development expenses to have a material adverse effect on our results of operations.
In-process research and development
In-process research and development in 2006 relates to a charge of RMB41.7 million pushed down from Xing on November 30, 2006 related to Xing’s acquisition of the remaining 20% interest in our company. Purchased in-process research and development is derived by assigning values to various ongoing development projects identified by our management as having economic value on November 30, 2006, but without technological feasibility or alternative future use.
Amortization of other intangible assets
Amortization of other intangible assets was RMB11.9 million in 2005, RMB15.2 million in 2006, and RMB32.3 million ($4.4 million) in 2007. The higher amortization of other intangible assets in 2006 and 2007 arose as a result of the push-down accounting adjustments related to Xing’s acquisition of the remaining 20% interest in our company on November 30, 2006.
Share-based compensation expense
We adopted our 2007 equity incentive plan on March 19, 2007 pursuant to which we may issue up to 8,000,000 ordinary shares upon exercise of awards granted under the plan. On March 19, 2007, we granted options to a director and certain employees to purchase 2,716,520 ordinary shares under this plan. These options have an exercise price of $7.50 per share, vest at different dates beginning November 1, 2007 and have terms varying from two to six years from the date of grant. In addition, on March 19, 2007, we also granted an option to a consultant who provided consulting services to us in connection with the initial public offering of our ordinary shares to purchase up to 1,200,000 ordinary shares at an exercise price of $18.00 per share. This option vested on April 1, 2007 and has a term of four years commencing from the grant date. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Plan.”
Using the Black-Scholes option pricing model, we have estimated the total share-based compensation expense of the options granted to our director and employees to be $14.2 million, which will be recognized ratably over the vesting periods of the outstanding options in accordance with Statement of Financial Accounting Standards, or SFAS, No. 123R, “Share-Based Payment.” In 2007, the amount of share-based compensation expense recognized were US$5.1 million (equivalent to RMB38.6 million), of which 1.2% was charged to selling and distribution expenses, 93.9% to general and administrative expenses and 4.9% to research and development expenses. We expect to recognize a further $2.2 million, $2.1 million, $2.1 million, $2.1 million and $0.7 million, respectively, in 2008, 2009, 2010, 2011 and 2012. The share-based compensation relating to the option granted to our consultant, as determined using the Black-Scholes option pricing model, amounted to $1.7 million (equivalent to RMB12.9 million) on March 19, 2007, the option grant date and the date of completion of the relevant consultancy work as agreed to by our management, and was debited to our ordinary share capital as share issuance cost upon the completion of our initial public offering in May 2007.

Taxation
Taxation in the British Virgin Islands
We are exempt from all provisions of the Income Tax Act of the British Virgin Islands, including with respect to all dividends, interests, rents, royalties, compensation and other amounts payable by us to persons who are not person’s resident in the British Virgin Islands. Capital gains realized with respect to any of our shares, debt obligations or other securities by persons who are not persons resident in the British Virgin Islands are also exempt from all provisions of the Income Tax Act of the British Virgin Islands. No estate, inheritance, succession or gift tax rate, duty, levy or other charge is payable by persons who are not persons resident in the British Virgin Islands with respect to any of our shares, debt obligations or other securities.
No stamp duty is payable in the British Virgin Islands on a transfer of shares in a British Virgin Islands international business company.
PRC enterprise income tax
Our primary PRC operating subsidiary, CECT, was subject to the PRC Enterprise Income Tax Law Concerning Foreign-Invested Enterprises and Foreign Enterprises. CECT, as a foreign-invested enterprise, was generally subject to enterprise income tax at a statutory rate of 33% (30% national income tax plus 3% local income tax) through 2007 under this law and its related regulations, and 25% effective January 1, 2008 under the new tax law described below. However, as a “high-tech enterprise” formed in the Zhongguancun Science Park high technology zone in Beijing, CECT has enjoyed preferential tax treatment. In particular, CECT was exempted from enterprises income tax from May 22, 2000 to December 31, 2002 and was entitled to preferential enterprise income tax rates of 7.5% from January 1, 2003 to December 31, 2005 and 15% from January 1, 2006 to December 31, 2007.
On March 16, 2007, the National People’s Congress of the PRC passed the PRC Enterprise Income Tax Law, which law took effect on January 1, 2008. In accordance with the new law, a unified enterprise income tax rate of 25% and unified tax deduction standards will be applied equally to both domestic-invested enterprises and foreign-invested enterprises such as CECT. However, certain qualifying high-technology enterprises may still benefit from a preferential tax rate of 15% under the new tax law if they meet the definition of “qualifying high-technology enterprise” to be set forth in the more detailed implementing rules when they are adopted. As a result, if CECT qualifies as a “qualifying high-technology enterprise”, it will continue to benefit from a preferential tax rate of 15%. Before being qualified as a “qualifying high-technology enterprise” under the new tax law, CECT’s applicable tax rate increased from its then existing tax rate of 15% to the unified tax rate of 25% effective January 1, 2008. Any increase in our effective tax rate as a result of the above may adversely affect our operating results. Regarding the implementation of the preferential treatment for “qualifying high-technology enterprise” under the new tax law, the Chinese government has taken the first step in creating a mechanism to review the qualifications of “high-technology enterprise” with the issuance of “Circular 172” on April 14, 2008. This guidance, however, is not detailed enough and specifies that additional detailed guidelines will be issued. Such additional guidelines are expected to be issued within the next several months, with the actual detailed procedures being set up sometime thereafter. As a result, we expect that qualified enterprises will only receive their “High-technology Enterprise Certificate” in the second half of 2008 or sometime next year.
The enactment of the new tax law is not expected to have any financial effect on the current tax payable accrued in our balance sheet as of December 31, 2007. However, in the absence of any confirmation that CECT will qualify for the preferential tax rate of 15% under the new tax law, we have re-measured the deferred tax assets and liabilities of CECT as of December 31, 2007 using the enacted tax rate of 25%. In the event that CECT is subsequently re-confirmed as a “qualifying high-technology enterprise” under the new tax law, appropriate adjustments will be made to the deferred tax balances of CECT in the year that such confirmation is obtained.
In addition, under the prior law, dividend payments to foreign investors made by foreign-invested enterprises in the PRC, such as CECT, were exempted from PRC withholding tax. Under the new tax law, however, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to a foreign corporate investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The British Virgin Islands, where we are incorporated, does not have such a tax treaty with the PRC. If we are considered a non-resident enterprise, the 10% withholding tax on dividend income received from CECT would reduce our net income and have an adverse effect on our operating results.
Under the new tax law, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its worldwide income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. Substantially all of our management is based in the PRC. If the PRC tax authorities subsequently determine that we should be classified as a resident enterprise, then our worldwide income will be subject to income tax at a uniform rate of 25%, which may have a material adverse effect on our financial condition and results of operations. Notwithstanding the foregoing provision, the new law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempt from income tax, subject to certain conditions. Therefore, if we are classified as a resident enterprise, the dividends received from CECT may be exempted from income tax.

Critical Accounting Policies and Estimates
We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of, among other things, assets, liabilities, revenue and expenses. We base our estimates on our own historical experience and on various other factors that we believe to be relevant under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on our management’s judgment.
Obligations for price guarantees
We report revenue net of estimated obligations for price guarantees. Our obligations under price guarantees, which generally cover a period of between three and four months, are provided based on management’s estimates of future price reductions and the level of unsold inventories held by our customers at the dates of the expected price adjustments. These estimations are made by our management based on their judgment and experience, and any errors could result in our accruing a provision amount that does not correspond with the actual level of claims. Our provision for price guarantees is analyzed as follows:

	(Old Basis)		(New Basis)
		January 1,	November
	Year ended	2006 to	30, 2006 to
	December	November	December	Year ended
(Amounts in thousands)	31, 2005	30, 2006	31, 2006	December 31, 2007
	(RMB)	(RMB)	(RMB)	(RMB)	($)

Balance at beginning of year/period	1,150	—	—	—	—
Provision — reported as a reduction of revenue	28,299	26,619	—	2,943	403
Utilization	(29,449)	(26,619)	—	(2,943)	(403)

Balance at end of year/period	—	—	—	—	—

As of December 31, 2005, 2006 and 2007, there were no significant planned price reductions for products sold that were still covered under price guarantees and, accordingly, we had not made any provision for such obligations.
Obligations for product warranties
We guarantee that products will meet the stated functionality as agreed to in each sale arrangement. We provide for the estimated warranty costs under these guarantees based upon historical experience and our estimate of the level of future claims, and accrue for specific items at the time their existence is known and the amounts can be estimated. These various estimations are made by our management based on their judgment and experience, and any errors could result in our accruing a warranty amount that does not correspond with the actual level of warranty claims. Provisions for product warranty costs are included in cost of goods sold in our consolidated statements of operations and are analyzed as follows:

	(Old Basis)		(New Basis)
		January 1,	November
	Year ended	2006 to	30, 2006 to
	December	November	December	Year ended
(Amounts in thousands)	31, 2005	30, 2006	31, 2006	December 31, 2007
	(RMB)	(RMB)	(RMB)	(RMB)	($)

Balance at beginning of year/period	3,775	3,922	6,905	6,809	933
Provision	9,220	13,751	908	14,960	2,051
Utilization	(9,073)	(10,768)	(1,004)	(13,672)	(1,874)

Balance at end of year/period	3,922	6,905	6,809	8,097	1,110

Warranty costs as a percentage of our handsets and accessories revenue may fluctuate from year to year and does not necessarily correlate directly with the trends of our revenue growth. In any particular period, we may experience higher warranty claims due to the launch of new products and/or variations in our manufacturing processes. We typically experience a lower level of warranty claims as our products and manufacturing processes mature and a higher level of claims on new products and processes. Historically, our actual warranty claims have not been significantly different from our estimates, and our method of making warranty claims estimates and the significant assumptions used in making such estimates have been consistently applied over the past three years.

Collectibility of accounts receivable
The allowance for doubtful accounts is based on our management’s best estimate of the amount of probable credit losses in our existing accounts receivable. An analysis of the allowance for doubtful accounts for the year ended December 31, 2005, the period from January 1, 2006 to November 30, 2006, the period from November 30, 2006 to December 31, 2006 and the year ended December 31, 2007 is as follows:

	(Old Basis)		(New Basis)
		January 1,	November
	Year ended	2006 to	30, 2006 to
	December	November	December	Year ended
(Amounts in thousands)	31, 2005	30, 2006	31, 2006	December 31, 2007
	(RMB)	(RMB)	(RMB)	(RMB)	($)

Balance at beginning of year/period	1,653	2,640	2,046	2,045	280
Bad debt expense	1,001	—	—	3,384	464
Bad debt recovery	(14)	(594)	(1)	—	—

Balance at end of year/period	2,640	2,046	2,045	5,429	744

We review our accounts receivable on a periodic basis and make allowances when there is doubt as to the collectibility of the balances. In evaluating the collectibility of a receivable balance, we consider various factors, including the age of the balance, the customer’s historical payment history, its current credit-worthiness and current economic trends. Account balances are charged off against the allowance after all means of collection have been exhausted and the possibility for recovery is considered remote. We do not have any off-balance sheet credit exposure related to our customers.
Changes to our allowance for doubtful accounts may be necessary in the event that the financial condition of our customers improves or deteriorates. Considering the current financial conditions of our customers, we believe that our allowance for doubtful accounts is not excessive and is adequate to cover the estimated losses in our accounts receivable balance.
Inventories
Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market value. Write-downs for damaged, obsolete and slow-moving items are determined by our management based on a consideration of several factors, including the aging of the inventories, current and expected future market trends and conditions, and physical condition of goods observed during periodic inventory counts. In determining whether such write-downs are necessary and assessing the amount of such write-downs, our management is required to make judgments and estimates regarding future selling prices, level of demand and indications of obsolescence of the inventories. If our management fails to properly assess these various factors, the amounts actually realized may differ from the carrying amounts.
For the year ended December 31, 2005, the period from January 1, 2006 to November 30, 2006, the period from November 30, 2006 to December 31, 2006 and the year ended December 31, 2007, inventory write-downs, which had been charged to cost of goods sold, amounted to approximately RMB9.1 million, RMB3.2 million, RMB0.1 million and RMB11.1 million ($1.5 million), respectively. Subsequent to these write-downs, we had sold or disposed of portions of such inventories at amounts that were higher than the written-down value. Inventories sold during the years ended December 31, 2005, the period from January 1, 2006 to November 30, 2006, the period from November 30, 2006 to December 31, 2006 and the year ended December 31, 2007 included recovery of previously written-down inventories of approximately RMB6.0 million, RMB16.0 million, nil and RMB0.3 million ($0.04 million), respectively.
Recoverability of the carrying amount of goodwill
Goodwill is evaluated for impairment at least annually. We have determined that CECT is the reporting unit for testing goodwill impairment. The first step screens for potential impairment of goodwill to determine if the fair value of the reporting unit is less than its carrying value, while the second step measures the amount of goodwill impairment, if any, by comparing the implied fair value of goodwill to its carrying value. The fair value of CECT is determined based on the market approach, under which the fair value is estimated based on market multiples of earnings for comparable companies.

We performed step one of the annual goodwill impairment test for the years ended December 31, 2005, 2006 and 2007, and determined that the fair value of CECT exceeded its net book value as at the respective year end dates. Therefore, step two was not required and no goodwill impairment charges have been recognized.
“CECT” brand name
We commenced using the “CECT” brand name since our acquisition of the 65% equity interest in CECT on February 8, 2003. The brand is considered to be of value as it enables our products to be better recognized in the market. We had determined that this brand does not have a definitive useful life as there were no legal, regulatory, contractual, competitive, economic or other factors that would limit its useful life. We are currently in the process of applying for the registration of three trademarks relating to our brand name “CECT” with the China Trademark Office. The registration of these trademarks was previously applied for by a third party who was not involved in the mobile handset manufacturing industry. We purchased the trademark application rights from the third party through a related party and anticipate to receive the final approval of our application from the China Trademark Office in 2008. Despite the fact that we did not have legal title to or a license to use this brand name, our PRC legal counsel, King & Wood, has advised us that we had sufficient rights under PRC law to use this brand since our acquisition of the 65% interest in CECT on February 8, 2003. This intangible asset is not amortized but rather tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such impairment test consists of a comparison of the fair value of the brand with its carrying amount, and an impairment loss is recognized when the carrying amount of the brand exceeds its fair value. The fair value of the “CECT” brand name is estimated using the Relief-from-Royalty Method, a discounted cash flow approach which brings into play, in the case of CECT, a single set of estimated cash flows and a discount rate commensurate with the risk. The cash flow contribution from the brand comes from savings in royalty that CECT would have to pay to a third party for the use of its brand name if CECT had not had the right to use it but nevertheless had wanted its products to have a recognized brand. The cash flow contribution of the “CECT” brand name is linked to the cash inflow from the sales revenue of CECT. As there is a lack of publicly available information about comparable licensing transactions in the PRC suitable for our purpose, the royalty savings as a percentage of sales revenue is estimated by comparing the operational profit margin as a percentage of sales revenue of CECT with its superior “CECT” brand name with those of comparable companies in China which operate on an OEM sub-contractor basis or with an inferior brand. Also, marketing expense is required to maintain the brand name for CECT. An average of marketing expense as a percentage of sales revenue is taken from the statements of operations of CECT in the medium term forecast. This percentage is then used to estimate cash outflow relating to marketing expense in the cash flow forecast under the Relief-from-Royalty Method.
For the years ended December 31, 2005, 2006 and 2007, we did not record any impairment charges on our CECT brand.
Impairment of long-lived assets
We review long-lived assets with determinable useful lives, principally consisting of property, machinery and equipment, and intangible assets, which include customer relationships, completed technology, core technology, backlog and licenses, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of an asset is measured by a comparison of the carrying value of the asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment is measured by the amount by which the carrying value exceeds the fair value of the asset. Fair value is determined by discounting future forecasted cash flows or utilizing an observable market value if readily available.
In analyzing long-lived assets for potential impairment, significant assumptions and estimates are required in determining the future cash flows of an asset group, including, among other things, estimates of the assets’ residual values and the period of time over which the assets will be held and used, our views of future economic conditions and our future operating performance, and other factors. Different assumptions and estimates used could potentially result in different conclusions regarding the need for impairment charges. Similarly, the use of different discount rates when utilizing the discounted cash flow methodology to determine the fair value of an asset group could result in different fair values and hence impact any related impairment charges.
For the years ended December 31, 2005, 2006 and 2007, we did not record any impairment charges on our long-lived assets.
Depreciation and amortization of long-lived assets
We have a substantial amount of property, machinery and equipment, and intangible assets, and the depreciation/amortization of these assets constitutes a significant operating cost for us. The useful lives of our long-lived assets represent our estimate of the periods during which we expect to derive economic benefits from the assets. In estimating the useful lives and also the recoverable salvage values of these assets and in determining whether subsequent revisions to the useful lives and salvage values are necessary, we consider the likelihood of technological obsolescence arising from changes in production techniques, technology, market demand and intended use. We routinely review the remaining estimated useful lives and salvage values of our long-lived assets to determine if such lives and values should be adjusted. However, actual economic lives and salvage values may differ from our estimates and any future revisions to these estimates will impact our depreciation/amortization expenses, and hence our operating results, in future periods. In the years ended December 31, 2005, 2006 and 2007, we have not made any changes to the estimated useful lives or salvage values for our long-lived assets.

Recent Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board, or the FASB, issued SFAS No. 157, “Fair Value Measurements,” or SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. In November 2007, the FASB proposed a one-year deferral of SFAS No. 157’s fair value measurement requirements for non-financial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. We do not expect the initial adoption of SFAS No. 157 to have a material impact on our consolidated financial statements.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115,” or SFAS No. 159. SFAS No. 159 permits companies to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective on January 1, 2008, although earlier adoption is permitted. We have elected not to adopt the fair value option, as permitted under SFAS No. 159.
In December 2007, the FASB issued SFAS No. 141R, a revision of SFAS No. 141, “Business Combinations,” or SFAS No. 141R . SFAS No. 141R establishes requirements for the recognition and measurement of acquired assets, liabilities, goodwill, and non-controlling interests (formerly minority interests). SFAS No. 141R also provides disclosure requirements related to business combinations. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008. SFAS No. 141R will be applied prospectively to business combinations with an acquisition date on or after the effective date.
In December 2007, the FASB issued SFAS No. 160, “Non-Controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51,” or SFAS No. 160. SFAS No. 160 establishes new standards for the accounting for and reporting of non-controlling interests and for the loss of control of partially owned and consolidated subsidiaries. SFAS No. 160 does not change the criteria for consolidating a partially owned entity. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The provisions of SFAS No. 160 will be applied prospectively upon adoption except for the presentation and disclosure requirements, which will be applied retrospectively. SFAS No. 160 states that accounting and reporting for minority interests will be recharacterized as non-controlling interests and classified as a component of equity. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more partially owned and consolidated subsidiaries. Except for the classification of minority interest as a component of equity, we do not expect the initial adoption of SFAS No. 160 to have a material impact on our consolidated financial statements.
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133,” or SFAS No. 161. SFAS No. 161 requires enhanced disclosures for derivative instruments and hedging activities that include how and why an entity uses derivatives, how these instruments and the related hedged items are accounted for under SFAS No. 133 and related interpretations, and how derivative instruments and related hedged items affect the entity's financial position, results of operations and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.
In May 2008, the FASB issued FASB Staff Position (“FSP”) No. Accounting Principles Board 14-1, or FSP No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement).” FSP No. APB 14-1 requires the issuer of convertible debt instruments with cash settlement features to account separately for the liability and equity components of the instrument. The debt would be recognized at the present value of its cash flows discounted using the issuer’s nonconvertible debt borrowing rate at the time of issuance. The equity component would be recognized as the difference between the proceeds from the issuance of the note and the fair value of the liability. FSP No. APB 14-1 will also require an accretion of the resultant debt discount over the expected life of the debt. The proposed transition guidance requires retrospective application to all periods presented, and does not grandfather existing instruments. FSP No. APB 14-1 is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the impact of the adoption of FSP No. APB 14-1 on our consolidated financial statements.

A. Operating Results
The following table sets forth our summary consolidated statements of operations for the periods indicated:

	(Old Basis)		(New Basis)	(Combined)(1)	(New Basis)
		January 1,	November 30,
Consolidated statements of	Year ended	2006 to	2006 to	Year ended
operations data	December 31,	November 30,	December 31,	December 31,	Year ended
(Amounts in thousands)	2005	2006	2006	2006	December 31, 2007
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)

Revenues	1,864,125	2,281,198	256,013	2,537,211	3,141,094	430,605
Cost of goods sold	(1,526,378)	(1,843,327)	(218,882)	(2,062,209)	(2,255,844)	(309,248)

Gross profit	337,747	437,871	37,131	475,002	885,250	121,357
Operating expenses:
Selling and distribution	(15,912)	(12,054)	(2,707)	(14,761)	(36,322)	(4,979)
General and administrative	(19,993)	(19,879)	(1,170)	(21,049)	(69,032)	(9,464)
Research and development	(16,072)	(15,131)	(1,161)	(16,292)	(18,599)	(2,550)
In-process research and development	—	—	(41,739)	(41,739)	—	—
Amortization of other intangible assets	(11,880)	(10,890)	(4,288)	(15,178)	(32,280)	(4,425)

Operating income (loss)	273,890	379,917	(13,934)	365,983	729,017	99,939
Interest income	5,592	5,320	631	5,951	16,373	2,245
Interest expense	(32,332)	(27,115)	(2,213)	(29,328)	(47,034)	(6,448)
Foreign currency exchange gain, net	1,044	9,628	1,502	11,130	12,022	1,648
Impairment of equity investment	(7,517)	—	—	—	—	—
Gain on disposal of a subsidiary	10,307	—	—	—	—	—
Other income, net	534	3,857	579	4,436	873	120

Earnings (loss) before income tax expense, minority interests, and extraordinary items	251,518	371,607	(13,435)	358,172	711,251	97,504
Income tax expense	(16,719)	(55,991)	(4,251)	(60,242)	(113,377)	(15,543)

Earnings (loss) before minority interests, and extraordinary items	234,799	315,616	(17,686)	297,930	597,874	81,961
Minority interests	(52,349)	(27,260)	(1,799)	(29,059)	(33,074)	(4,534)
Earnings (loss) before extraordinary items	182,450	288,356	(19,485)	268,871	564,800	77,427

Extraordinary items:
Gains on acquisitions of additional equity interests in CECT, net of nil tax	48,157	17,796	—	17,796	28,689	3,933

Net income (loss)	230,607	306,152	(19,485)	286,667	593,489	81,360

(1)	Represents the sum of the relevant data for the period from January 1 to November 30, 2006 and the period from November 30 to December 31, 2006. Although the presentation of the combined operating results for the year ended December 31, 2006 is not in accordance with U.S. GAAP, we believe this combination is useful to provide investors with a more complete understanding of our results of operations data from year to year.
Period-to-Period Comparisons of Historical Financial Data — 2007 Compared to 2006 and 2006 Compared to 2005
The 2006 full-year financial data presented in this section are sums of the data for the period from January 1 to November 30, 2006 and the period from November 30 to December 31, 2006. Although such presentation is not in accordance with U.S. GAAP, we believe this combination is useful to provide investors with a more complete understanding of our results of operations data from year to year.
Revenue
2007 compared to 2006
Our revenue increased 23.8% from RMB2,537.2 million in 2006 to RMB3,141.1 million ($430.6 million) in 2007. This increase was primarily due to the significant growth of our handsets and accessories revenue, which accounted for 98.3% and 99.1% respectively of our total revenue in those periods.
Our revenue from the sale of handsets and accessories increased by 24.9% from RMB2,494.0 million in 2006 to RMB3,113.8 million ($426.9 million) in 2007, primarily due to increases in unit sales volume, which was offset to a certain extent by a decrease in the average selling price of our handsets. Our handset sales volume increased by 68.7% from approximately 2,262,000 units in 2006 to approximately 3,816,000 units in 2007. The increase in the unit sales volume was primarily driven by the increase in the unit sales volume of our C1000 model handsets from 9,400 units in 2006 to 1,045,000 units in 2007, and the commercial launch of new models, such as C1000+, C2000, T100 and W100, which generated aggregate sales volume of approximately 2,026,000 units in 2007. The unit sales volume increase was also due to our increased sales and marketing efforts, including increased marketing expenses, increased use of TV direct sales programs and expansion of our sales and distribution network to include internet direct sales in 2007. Sales to our TV and internet direct sales distributors reached 1,090,000 units in 2007. The average selling price of our handsets decreased from RMB1,094 per unit in 2006 to RMB816 ($112) per unit in 2007, primarily reflecting the increased sales volume and percentage of total sales of lower-cost but higher-margin differentiated products such as the C1000 series ultra-long standby handsets.

Our revenue from the provision of various services and other revenue decreased by 36.8% from RMB43.2 million in 2006 to RMB27.3 million ($3.7 million) in 2007, primarily because we did not provide any handset testing services in 2007.
2006 compared to 2005
Our revenue increased by 36.1% from RMB1,864.1 million in 2005 to RMB2,537.2 million in 2006. This increase was primarily due to the significant growth of our handsets and accessories revenue, which accounted for 96.9% and 98.3% respectively of our total revenue in those periods.
Our revenue from the sale of handsets and accessories increased by 38.1% from RMB1,806.1 million in 2005 to RMB2,494.0 million in 2006, primarily due to increases in unit sales volume and the average selling price of our handsets. Our handset sales volume increased by 30.7% from approximately 1,730,000 units in 2005 to approximately 2,262,000 units in 2006. The increase in our unit sales volume was primarily driven by the commercial launch of a number of new models, including the A1000 and IP1000, which generated aggregate sales volume of approximately 1,894,000 units in 2006. The average selling price of our handsets increased from RMB1,012 per unit in 2005 to RMB1,094 per unit in 2006, primarily reflecting the increased sales volume and percentage of total sales of higher-end and differentiated products that generally have higher unit selling prices.
Our revenue from the provision of various services and other revenue decreased by 25.6% from RMB58.0 million in 2005 to RMB43.2 million in 2006.
Cost of goods sold
2007 compared to 2006
Our cost of goods sold increased by 9.4% from RMB2,062.2 million in 2006 to RMB2,255.8 million ($309.2 million) in 2007, primarily driven by increased unit sales volume of our handset products, which resulted in, among others, a RMB124.1 million increase in raw materials and components cost. Our product design fees paid to third parties also increased by 49.7% from RMB49.7 million in 2006 to RMB74.4 million ($10.2 million) in 2007, primarily due to increased unit shipments. Depreciation of property, machinery and equipment increased from RMB3.9 million in 2006 to RMB9.0 million ($1.2 million) in 2007 due mainly to the depreciation of a factory premise which we acquired towards the end of 2006. The cost of goods sold as a percentage of revenue decreased from 81.3% in 2006 to 71.8% in 2007, primarily reflecting the increased unit sales volume and percentage of total sales of lower-cost but higher-margin products such as the C1000 series ultra-long standby handsets.
2006 compared to 2005
Our cost of goods sold increased by 35.1% from RMB1,526.4 million in 2005 to RMB2,062.2 million in 2006, primarily driven by increased unit sales volume of our handset products, which resulted in, among others, a RMB315.1 million increase in raw materials and components cost. Our after-sales service related expenses also increased from RMB9.2 million in 2005 to RMB14.7 million in 2006, mainly reflecting increased sales volume. The cost of goods sold as a percentage of revenue decreased slightly from 81.9% in 2005 to 81.3% in 2006.
Gross profit and gross margin
2007 compared to 2006
Our gross profit increased by 86.4% from RMB475.0 million in 2006 to RMB885.3 million ($121.4 million) in 2007, primarily due to increased sales volume of higher-margin handset products. Our gross margin increased from 18.7% in 2006 to 28.2% in 2007, primarily reflecting the launch of several successful higher-margin products in 2007, including the C1000 series ultra-long standby models, the T100 fingerprint recognition information security models and the W100 wrist watch handset. In addition, our increased use of TV direct sales programs and our use of internet direct sales in 2007 also contributed to the increase in our gross margin as we were able to charge a higher price for our products due to the increased advertisement exposures.

2006 compared to 2005
Our gross profit increased by 40.7% from RMB337.7 million in 2005 to RMB475.0 million in 2006, primarily due to increased sales volume of our handset products. Our gross margin increased from 18.1% in 2005 to 18.7% in 2006, primarily reflecting increased sales of higher-end and differentiated products that generally have higher unit selling prices and the recovery of a substantial amount of prior years’ inventory write-downs that resulted from the sale of written-down inventories at amounts that were higher than the written-down value. Such recovery amounted to approximately RMB6.0 million and RMB16.0 million in 2005 and the period from January 1, 2006 to November 30, 2006, respectively. The significant inventory write-downs that were recovered in 2006 mainly relate to a batch of handsets that were provided to our distributors in 2003 for the provision of after-sale services to our customers. Write-downs were made for such handsets in 2004 as it was expected then that it would be difficult to fully recover the related cost from our distributors. However, efforts made to recover the cost of the handsets during 2006 were successful. The inventory write-downs that were recovered in 2005 relate mainly to certain aged handset materials and components that we managed to dispose of during the period.
Operating expenses
2007 compared to 2006
Our operating expenses increased by RMB47.2 million from RMB109.0 million in 2006 to RMB156.2 million ($21.4 million) in 2007, primarily due to increases in selling and distribution expenses, general and administrative expenses and amortization of other intangible assets, partially offset by a decrease in in-process research and development charge.
2006 compared to 2005
Our operating expenses increased by RMB45.1 million from RMB63.9 million in 2005 to RMB109.0 million in 2006, primarily due to an increase in amortization of other intangible assets and the incurrence of an in-process research and development charge.
Selling and distribution expenses
2007 compared to 2006
Our selling and distribution expenses increased by 145.3% from RMB14.8 million in 2006 to RMB36.3 million ($5.0 million) in 2007. The significant increase was driven primarily by an increase in advertising and promotional expenses by RMB13.5 million from RMB12.9 million in 2006 to RMB26.4 million ($3.6 million) in 2007 and sales commissions of RMB6.1 million ($0.8 million) paid to our TV infomercial direct sales distributors in 2007. The higher advertising and promotional expenses in 2007 mainly resulted from an increased use of TV direct sales programs to sell and market our products and higher expenditures on advertising and promotional activities. The commission of RMB6.1 million paid in 2007 was to reward our TV infomercial partners for the sales that the TV infomercials helped to generate in our traditional sales channels. Share-based compensation expenses recognized in selling and distribution expenses in 2007 amounted to RMB0.5 million ($0.1 million). No share-based compensation expenses relating to sales and marketing personnel were incurred in 2006.
Our selling and distribution expenses as a percentage of our total revenue increased from 0.6% in 2006 to 1.2% in 2007.
2006 compared to 2005
Our selling and distribution expenses decreased by 6.9% from RMB15.9 million in 2005 to RMB14.8 million in 2006. In 2004 and 2005, we conducted advertising activities to promote the “CECT” brand name, while in 2006, we reduced the level of such advertisements. The related advertising expense also decreased. This decrease was offset in part by a RMB5.0 million increase in advertising expenses relating to the TV direct sales programs we used to market and sell our handset products beginning in December 2006. As a result, our advertising and other promotional expenses decreased from RMB13.8 million to RMB12.9 million.
Our selling and distribution expenses as a percentage of our total revenue decreased from 0.8% in 2005 to 0.6% in 2006.
General and administrative expenses
2007 compared to 2006
Our general and administrative expenses increased by 228.6% from RMB21.0 million in 2006 to RMB69.0 million ($9.5 million) in 2007. Our share-based compensation expenses recorded in general and administration expenses increased from RMB3.5 million in 2006 to RMB36.3 million ($5.0 million) in 2007 as a result of the grant of share options to our employees and a director in March 2007. Auditing, legal, investor relation and other professional service expenses increased from RMB1.9 million in 2006 to RMB5.6 million ($0.8 million) in 2007, primarily due to increased expenditures associated with being a public company in 2007. In 2007, we incurred a provision for doubtful debts of RMB3.4 million ($0.5 million) compared to a bad debt recovery of RMB0.6 million in 2006. In addition, salaries and other payroll-related expenses increased from RMB4.3 million in 2006 to RMB6.2 million ($0.8 million) in 2007 while office rental and other office-related expenses increased from RMB1.6 million in 2006 to RMB2.9 million ($0.4 million) in 2007. As a percentage of total revenue, our general and administrative expenses increased from 0.8% in 2006 to 2.2% in 2007.

2006 compared to 2005
Our general and administrative expenses increased by 5.0% from RMB20.0 million in 2005 to RMB21.0 million in 2006. We recognized share-based compensation expenses of RMB3.5 million relating to share options issued by our parent company, Xing, to a director and certain employees of our company in 2006. There was no such option granted in 2005. Auditing and consultation expenses increased from RMB0.8 million in 2005 to RMB1.9 million in 2006. Depreciation charges decreased from RMB3.2 million in 2005 to RMB1.8 million in 2006, primarily due to the disposal of a property in connection with our transfer of the 90.0% equity interest in BJHTCL in 2005. As a percentage of total revenue, our general and administrative expenses decreased from 1.1% in 2005 to 0.8% in 2006, primarily reflecting our improved economies of scale.
Research and development expenses
2007 compared to 2006
Our research and development expenses increased by 14.1% from RMB16.3 million in 2006 to RMB18.6 million ($2.6 million) in 2007. The increase in research and development expenses was mainly due to the recognition of share-compensation expenses of RMB1.9 million ($0.3 million) in 2007. No share-based compensation expenses relating to research and development personnel were incurred in 2006. Our research and development expenses as a percentage of total revenue was 0.6% in both 2006 and 2007.
2006 compared to 2005
Our research and development expenses increased by 1.3% from RMB16.1 million in 2005 to RMB16.3 million in 2006. Our research and development expenses as a percentage of total revenue decreased from 0.9% in 2005 to 0.6% in 2006.
In-process research and development
As a result of push-down accounting, we recorded an in-process research and development charge of RMB41.7 million in 2006. We did not have similar charges in 2005 and 2007.
Amortization of other intangible assets
As a result of push-down accounting, amortization of other intangible assets increased by 112.5% from RMB15.2 million in 2006 to RMB32.3 million ($4.4 million) in 2007 and by RMB3.3 million from RMB11.9 million in 2005 to RMB15.2 million in 2006.
Operating income
As a result of the foregoing, our operating income increased by RMB92.1 million from RMB273.9 million in 2005 to RMB366.0 million in 2006, and by RMB363.0 million to RMB729.0 million ($99.9 million) in 2007 compared to 2006. Our operating margin was 14.7%, 14.4% and 23.3%, respectively, in 2005, 2006 and 2007.
Interest income, interest expenses, foreign currency exchange gain, net, and other income, net
2007 compared to 2006
Our interest income increased by 173.3% from RMB6.0 million in 2006 to RMB16.4 million ($2.2 million) in 2007, primarily due to the increase in our bank deposits due to proceeds received from the initial public offering of our ordinary shares. Our interest expenses increased by 60.4% from RMB29.3 million in 2006 to RMB47.0 million ($6.4 million) in 2007, primarily due to the increased average balance of our short-term bank borrowings and an increase in the average interest rate from 6.0% to 6.7%. We recognized a foreign currency exchange gain of RMB11.1 million and RMB12.0 million ($1.6 million) in 2006 and 2007, respectively, primarily resulting from the translation of foreign currency denominated borrowings into Renminbi, reflecting the appreciation in the value of the Renminbi against the U.S. dollar.

2006 compared to 2005
Our interest income increased by 7.1% from RMB5.6 million in 2005 to RMB6.0 million in 2006, primarily due to the increase in our bank deposits. Our interest expenses decreased by 9.3% from RMB32.3 million in 2005 to RMB29.3 million in 2006, primarily due to the decreased average balance of our short-term bank borrowings, partially offset by the increase in the average interest rate from 5.8% to 6.0%. We recognized a foreign currency exchange gain of RMB1.0 million and RMB11.1 million in 2005 and 2006, respectively, primarily resulting from the translation of foreign currency denominated loans into Renminbi, reflecting the appreciation in the value of the Renminbi against the U.S. dollar. Our other income, net increased by RMB3.9 million from RMB0.5 million in 2005 to RMB4.4 million in 2006. Our other income, net in 2006 primarily consisted of RMB2.0 million penalty charges imposed on a distributor for failing to fulfill its purchase commitments and for delays in repayment of outstanding accounts receivable and RMB1.0 million compensation received from a vendor who failed to fulfill its commitment to sell an office space to us.
Impairment of equity investment
During the year ended December 31, 2005, we recorded an impairment charge of RMB7.5 million in respect of CECT’s 10% equity investment in CECM. The provision was necessitated due to a slow-down in the business of CECM that resulted from difficult market conditions in the PRC’s CDMA mobile phone market.
Gain on disposal of a subsidiary
In July 2005, we recognized a RMB10.3 million gain on disposal of a 90.0% equity interest in BJHTCL originally held through CECT, in connection with our acquisition of an additional 25.0% equity interest in CECT.
Income tax expense
Our income tax expense increased by RMB53.2 million from RMB60.2 million in 2006 to RMB113.4 million ($15.5 million) in 2007, primarily due to the increase in our taxable income. Our income tax expense increased by RMB43.5 million from RMB16.7 million in 2005 to RMB60.2 million in 2006, primarily due to increases in taxable income and applicable tax rate. We were subject to a 15% enterprise income tax rate in both 2006 and 2007, compared to 7.5% in 2005. Our effective tax rates for 2005, 2006 and 2007 were 6.7%, 16.8% and 15.9%, respectively. The comparatively low effective tax rate of 6.7% as compared to the applicable tax rate of 7.5% in 2005 is principally due to the recognition of additional deferred tax benefits on prior years’ temporary differences, which arose due to an expected change in CECT’s applicable tax rate from 7.5% in 2005 to 15% in 2006. The comparatively high effective tax rate of 16.8% as compared to the applicable tax rate of 15% during 2006 is mainly due to the non-deductible in-process research and development charge of RMB41.7 million.
Minority interests
2007 compared to 2006
Minority interests relate primarily to the minority shareholder’s share of the results of CECT. We increased our equity interest in CECT from 90% to 93.4% in July 2006 and by an additional 3.14% to 96.6% in June 2007, thereby resulting in a decrease in the minority interest in CECT. However, this decrease was more than offset by the significant growth in CECT’s income during 2007. Consequently, this smaller minority interest in CECT still resulted in a greater reduction in our net income in the amount of RMB33.1 million ($4.5 million) in 2007, compared to RMB29.1 million in 2006.
2006 compared to 2005
We increased our equity interest in CECT from 65% to 90% in July 2005 and by an additional 3.4% to 93.4% in July 2006, thereby resulting in a decrease in the minority interests of CECT in 2006 compared to 2005.
Extraordinary items: Gains on acquisitions of additional equity interests in CECT, net of nil tax
We acquired an additional 25.0% equity interest in CECT from the minority shareholder, CEC, in July 2005 for a total consideration of RMB75.0 million. The fair value of the underlying net assets representing the 25.0% interest in CECT exceeded our acquisition price. This favorable purchase price primarily reflects the facts that (i) CEC sought to dispose of its interest in CECT on an accelerated basis to complete its own group restructuring plans, and (ii) it became easier for domestic enterprises to manufacture mobile handsets in China due to regulatory changes, which reduced the marketability and demand for the license held by CECT. We recognized the unallocated portion of the excess of the fair value of the acquired assets over the acquisition price of RMB48.2 million as an extraordinary gain in 2005. We also recorded an extraordinary gain of RMB17.8 million in connection with our capital injection of $18.8 million (equivalent to RMB149.6 million) into CECT in July 2006 because the other minority shareholder of CECT, who sold all its remaining 6.6% equity interest in CECT to Qiao Xing Group in December 2006, did not participate in the capital injection at that time. In June 2007, we made another capital contribution of $50 million (equivalent to RMB380.4 million) into CECT. The transaction resulted in an extraordinary gain of RMB28.7 million ($3.9 million) as the minority shareholder, Qiao Xing Group, did not participate in the capital injection.

Net income
As a result of the foregoing, our net income increased by RMB56.1 million from RMB230.6 million in 2005 to RMB286.7 million in 2006 and by an additional RMB306.8 million to RMB593.5 million ($81.4 million) in 2007. Our net income margin was 12.4%, 11.3% and 18.9%, respectively, in 2005, 2006 and 2007. Our earnings per share was RMB5.77, RMB7.65 and RMB12.28 ($1.68), respectively, in 2005, 2006 and 2007.
Our PRC operating subsidiary, CECT, enjoys certain preferential tax rates and holidays under local government policies. See “—Taxation.” Without the tax holidays, our net income for 2005, 2006 and 2007 would have been reduced by RMB24.0 million, RMB1.1 million and RMB1.1 million ($0.1 million), respectively, and our earnings per share would have been reduced by RMB0.61, RMB0.02 and RMB0.02 ($Nil) in the same periods.
The Period from January 1, 2006 to November 30, 2006 compared to 2005
The following is a comparison of our results of operations for the eleven-month period from January 1, 2006 through November 30, 2006 to our results for the year ended December 31, 2005. Since this comparison is for periods of different length and does not include our results for December 2006, it does not fully represent our results of operations for full-year 2006 and the factors affecting those full-year results.
Revenue
Our revenue increased from RMB1,864.1 million in 2005 to RMB2,281.2 million in the period from January 1, 2006 to November 30, 2006. Revenue from the sale of handsets and accessories increased from RMB1,806.1 million in 2005 to RMB2,239.5 million in the period from January 1, 2006 to November 30, 2006, primarily due to increases in unit sales volume and the average selling price of our handsets. Our handset sales volume increased from approximately 1,730,000 units in 2005 to approximately 2,020,000 units in the period from January 1, 2006 to November 30, 2006. The average selling price of our handsets increased from RMB1,012 per unit in 2005 to RMB1,099 per unit in the period from January 1, 2006 to November 30, 2006. Revenue from the provision of various services and other revenue decreased from RMB58.0 million in 2005 to RMB41.7 million in the period from January 1, 2006 to November 30, 2006.
Cost of goods sold
Our cost of goods sold increased from RMB1,526.4 million in 2005 to RMB1,843.3 million in the period from January 1, 2006 to November 30, 2006, primarily due to an increase in unit sales volume of our handset products, which resulted in a significant increase in raw materials and components costs.
Gross profit and gross margin
Our gross profit increased from RMB337.7 million in 2005 to RMB437.9 million in the period from January 1, 2006 to November 30, 2006, mainly due to increased sales volume of our handset products. Our gross margin increased from 18.1% in 2005 to 19.2% in the period from January 1, 2006 to November 30, 2006, mainly due to increased sales of higher-end and differentiated products that generally have higher unit selling prices and the recovery of a substantial amount of prior years’ inventory write-downs that resulted from the sale of written-down inventories at amounts that were higher than the written-down value.
Operating expenses
Our operating expenses decreased from RMB63.9 million in 2005 to RMB58.0 million in the period from January 1, 2006 to November 30, 2006, reflecting decreases in selling and distribution expenses, general and administrative expenses, research and development expenses and amortization of other intangible assets.
Selling and distribution expenses
Our selling and distribution expenses decreased from RMB15.9 million in 2005 to RMB12.1 million in the period from January 1, 2006 to November 30, 2006, primarily due to decreased advertising and other promotional expenses. Our selling and distribution expenses as a percentage of our revenue decreased from 0.8% in 2005 to 0.5% in the period from January 1, 2006 to November 30, 2006.

General and administrative expenses
Our general and administrative expenses decreased from RMB20.0 million in 2005 to RMB19.9 million in the period from January 1, 2006 to November 30, 2006. Our general and administrative expenses as a percentage of our revenue decreased from 1.1% in 2005 to 0.9% in the period from January 1, 2006 to November 30, 2006, primarily reflecting our improved economies of scale.
Research and development expenses
Our research and development expenses decreased from RMB16.1 million in 2005 to RMB15.1 million in the period from January 1, 2006 to November 30, 2006. Our research and development expenses as a percentage of our revenue decreased from 0.9% in 2005 to 0.7% in the period from January 1, 2006 to November 30, 2006, primarily reflecting our improved economies of scale.
Operating income
As a result of the foregoing, our operating income increased from RMB273.9 million in 2005 to RMB379.9 million in the period from January 1, 2006 to November 30, 2006. Our operating margin was 14.7% and 16.7%, respectively, in 2005 and the period from January 1, 2006 to November 30, 2006.
Interest income, interest expenses, foreign currency exchange gain, net, and other income, net
Our interest income decreased from RMB5.6 million in 2005 to RMB5.3 million in the period from January 1, 2006 to November 30, 2006. Our interest expenses decreased from RMB32.3 million in 2005 to RMB27.1 million in the period from January 1, 2006 to November 30, 2006. Our foreign currency exchange gain increased from RMB1.0 million in 2005 to RMB9.6 million in the period from January 1, 2006 to November 30, 2006. Our other income, net increased from RMB0.5 million in 2005 to RMB3.9 million in the period from January 1, 2006 to November 30, 2006.
Impairment of equity investment
In 2005, we recorded an impairment charge of RMB7.5 million in respect of CECT’s 10% equity investment in CECM. We did not record similar charges in the period from January 1, 2006 to November 30, 2006.
Gain on disposal of a subsidiary
In July 2005, we recognized a RMB10.3 million gain on the disposal of a 90.0% equity interest in BJHTCL originally held through CECT, in connection with our acquisition of an additional 25.0% equity interest in CECT. We did not record a similar gain on disposal in the period from January 1, 2006 to November 30, 2006.
Income tax expense
Our income tax expense increased from RMB16.7 million in 2005 to RMB56.0 million in the period from January 1, 2006 to November 30, 2006, due to increases in taxable income and the applicable tax rate. We were subject to a 15% enterprise income tax rate in the period from January 1, 2006 to November 30, 2006, compared to 7.5% in 2005. Primarily due to the increase in the applicable tax rate, our effective tax rates for 2005 and the period from January 1, 2006 to November 30, 2006 were 6.7% and 15.1%, respectively.
Minority interests
Minority interests relate primarily to the minority interest in CECT, which resulted in a RMB27.3 million reduction in our net income in the period from January 1, 2006 to November 30, 2006 and a RMB52.3 million reduction in 2005.
Extraordinary items: Gains on acquisition of additional equity interests in CECT, net of nil tax
In connection with the acquisition of additional equity interest in CECT, we recorded extraordinary gains of RMB48.2 million in 2005 and RMB17.8 million in the period from January 1, 2006 to November 30, 2006.

Net income
As a result of the foregoing, our net income increased from RMB230.6 million in 2005 to RMB306.2 million in the period from January 1, 2006 to November 30, 2006. Our net income margin was 12.4% in 2005 and 13.4% in the period from January 1, 2006 to November 30, 2006. Our earnings per share was RMB5.77 in 2005 and RMB7.65 in the period from January 1, 2006 to November 30, 2006.
Our PRC operating subsidiary, CECT, enjoys certain preferential tax rates and holidays under local government policies. See “—Taxation.” Without the tax holidays, our net income for the year ending December 31, 2005 and the period from January 1, 2006 to November 30, 2006, would have been reduced by RMB24.0 million and RMB1.1 million, respectively, and our earnings per share would have been reduced by RMB0.6 and RMB0.02 for the same periods.
The Period from November 30, 2006 to December 31, 2006
For the period from November 30, 2006 to December 31, 2006, we generated revenue of RMB256.0 million. Our cost of goods sold amounted to RMB218.9 million. As a result, we had gross profit of RMB37.1 million and gross margin of 14.5%. Our gross margin decreased significantly in this period compared to other periods primarily because we sold more lower-end products with lower profit margin than our other products. We also incurred operating expenses of RMB51.1 million, which included an in-process research and development charge of RMB41.7 million and amortization of other intangible assets of RMB4.3 million. We recorded an operating loss of RMB13.9 million and a net loss of RMB19.5 million in this period primarily due to the in-process research and development charge.
Inflation
Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 1.5% in 2005, 1.5% in 2006 and 4.8% in 2007.
B. Liquidity and Capital Resources
Liquidity
We believe the cash we currently hold, cash flow from operations and available credit facilities will be sufficient to meet our present cash needs, including our cash needs for working capital and capital expenditures. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.
We expect to incur capital expenditures of RMB13.7 million in 2008, which will be used primarily for the set-up of a manufacturing facility for the production of molds, cast components and other handset parts in Huizhou City, Guangdong Province, China.
We estimate our liquidity needs for 2008 will be approximately RMB1,002 million, which will be primarily related to repayment of shareholder loans from Xing, repayment of bank borrowings due in 2008 and purchase of equipment for the new production facility in Huizhou. In addition, we anticipate that we would require a higher level of financial resources to fund our working capital as we continue to expand our operations in 2008. Our future working capital requirements will depend on many factors, including, among others, the rate of our revenue growth, the timing and extent of expansion of our sales and marketing activities, the timing of introductions of new products and/or enhancements to existing products, and the timing and extent of expansion of our manufacturing capacity.
Our long-term liquidity needs will relate primarily to working capital to pay our suppliers, distributors and third-party manufacturers, as well as any increases in manufacturing capacity or acquisitions of third party businesses or licenses that we may seek in the future. We expect to meet these requirements primarily through our current cash holdings, revolving short-term bank borrowings, as well as our cash flow from operations. We currently do not have any plan to incur significant capital expenditures in 2009 and for the foreseeable future beyond 2009.

The following table sets forth a summary of our cash flows for the periods indicated:

	(Old Basis)		(New Basis)	(Combined)(1)	(New Basis)
		January 1,	November 30,
	Year ended	2006 to	2006 to	Year ended
	December 31,	November 30,	December 31,	December 31,
(Amounts in thousands)	2005	2006	2006	2006	Year ended December 31, 2007
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	($)
Net cash provided by (used in) operating activities	110,970	513,378	(215,111)	298,267	855,524	117,281
Net cash provided by (used in) investing activities	18,386	(249,317)	63,431	(185,886)	23,016	3,156
Net cash provided by financing activities	168,413	69,661	200,667	270,328	1,117,327	153,172

(1)	Represents the sum of the relevant data for the period from January 1 to November 20, 2006 and the period from November 30 to December 31, 2006. Although the presentation of combined cash flow data for the year ended December 31, 2006 is not in accordance with U.S. GAAP, we believe this combination is useful to provide investors with a more complete understanding of our cash flow data from year to year.
On May 15, 2008, we entered into and completed the transactions contemplated by the SPA pursuant to which we issued the Notes and the Warrants. See “Item 4. Information on the Company — History and Development of the Company.”
Net cash provided by (used in) operating activities
Our net cash provided by operating activities was RMB855.5 million ($117.3 million) in 2007, compared to RMB298.3 million in 2006. This difference was primarily due to significant increase in the sales of higher-margin products and an improvement in our collection of accounts receivable during 2007. As a result, our total accounts receivable and bills receivable decreased from RMB574.5 million as of December 31, 2006 to RMB418.6 million ($57.4 million) as of December 31, 2007.
Our net cash provided by operating activities was RMB298.3 million in 2006, compared to RMB111.0 million in 2005. This difference was primarily due to the significant increase in sales and an improvement in our collection of accounts receivable during the period from January 1, 2006 to November 30, 2006. As a result, our total accounts receivable and bills receivable decreased from RMB734.2 million as of December 31, 2005 to RMB449.7 million as of November 30, 2006. Net cash used in operating activities in the period from November 30 to December 31, 2006 primarily included a significant amount of accounts receivable as a result of better credit terms provided to our new distributors and the replenishment of our inventory levels in this period.
Net cash provided by (used in) investing activities
Our net cash provided by (used in) investing activities primarily relates to net cash inflows and outflows from the acquisitions and disposals of our equity investments, net outflows for capital expenditures and changes in the level of our restricted cash. In 2005 and 2007, our net cash provided by investing activities was RMB18.4 million and RM23.0 million ($3.2 million), respectively. In 2006, our net cash used in investing activities was RMB185.9 million. In 2005, we received RMB50.4 million in cash in connection with CECT’s sale of a 40% equity ownership in CECM. Our capital expenditure cash outflows in 2005 primarily relate to machinery and equipment purchases for use at our Huizhou facility. For the period from January 1, 2006 to November 30, 2006, we paid RMB191.6 million for the purchase of certain production facilities, staff quarters and warehouses for a new factory premise in Huizhou City, Guangdong Province, China. Our restricted cash, which relates primarily to bank deposits pledged as securities for bank borrowings, increased by RMB32.6 million in 2005 and decreased by RMB7.1 million and RMB24.9 million in 2006 and 2007, respectively.
Net cash provided by financing activities
Our cash flows from financing activities primarily relate to short-term bank borrowings, related company advances and proceeds from the issuance of new shares. Our net cash provided by financing activities was RMB168.4 million, RMB270.3 million and RMB1,117.3 million ($153.2 million) in 2005, 2006 and 2007, respectively. The significant increase in net cash provided by financing activities in 2007 arose primarily due to the net proceeds received from the initial public offering of our ordinary shares and increases in our short-term bank borrowings, partially offset by the repayment of outstanding advances to Xing. In the years ended December 31, 2005, 2006 and 2007, we participated in a cash management arrangement at the direction and discretion of Xing, the objective of which was to provide each entity within the related party group, including our company, the necessary cash resources on an as-needed basis. Consequently, we periodically both transfer cash to and receive cash from certain related parties under such arrangement. These cash flows are unrelated to the production and delivery of our products and services and do not stem from transactions or other events that enter into the determination of our net income. After the execution of the deed of assignment by Xing in respect of the advances to and from the related parties, we had net cash advances from Xing of RMB48.9 million as of December 31, 2005 and net cash advances from Xing of RMB345.1 million as of December 31, 2006, respectively. Subsequent to the completion of the initial public offering of our ordinary shares, we had used RMB330.4 million of the net proceeds to repay Xing and after taking into account the exchange differences arising from the translation of foreign currency-denominated debts, we have net cash advances owing to Xing of RMB4.5 million ($0.6 million) as of December 31, 2007. We have completely ceased entering into these types of intragroup financing transactions in 2008 and will fund our operations through our own capital resources.

Capital resources
We have financed our operations primarily through cash flows from operations, the proceeds of the initial public offering of our ordinary shares and also through bank loans, bills payable and related-party advances. As of December 31, 2007, we had short-term bank loans from various commercial banks with an aggregate outstanding balance of RMB786.6 million ($107.8 million), bills payable issued by various commercial banks with an aggregate outstanding balance of RMB197.3 million ($27.1 million), and outstanding related-party advances in the aggregate amount of RMB4.5 million ($0.6 million). Our short-term bank borrowings bore average interest rates of 5.8%, 6.0% and 6.7% in 2005, 2006 and 2007, respectively. These short-term bank loans have terms of three months to one year, and expire at various times throughout the year. These facilities contain no specific renewal terms but we have historically been able to obtain extensions of some of the facilities shortly before they mature. Bills payable are interest-free bank borrowings with terms of not more than 180 days. All related-party advances outstanding as at December 31, 2007 were interest-free, unsecured and without fixed terms of repayment.
Capital expenditures
Our capital expenditures were RMB6.1 million, RMB200.5 million and RMB1.9 million ($0.3 million) in 2005, 2006 and 2007, respectively. Our capital expenditures in 2005 were mainly used for purchasing production equipment. In 2006, we paid RMB191.6 million in cash for the purchase of a new factory premise in Huizhou. We expect to incur capital expenditures of approximately RMB13.7 million in 2008, which will be used primarily for the set up of a manufacturing facility for the production of molds, cast components and other handset products in Huizhou City, Guangdong Province, China.
C. Research, Development, Patents and Licenses, Etc.
See “Item 4 Information on the Company—B. Business Overview—Research and Development.”
D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2007 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-Balance Sheet Arrangements
We do not have any outstanding derivative financial instruments, interest rate swap transactions or foreign currency forward contracts. We do not engage in speculative transactions involving derivatives.
We provided guarantees to QXCI for bank borrowings in the amount of RMB223.0 million, RMB190.0 million and RMB150.0 million ($20.6 million) as of December 31, 2005, 2006 and 2007, respectively. We also provided a guarantee of $40.0 million to Xing for senior convertible notes issued to two strategic investors of Xing in June 2006, which have been exchanged into our ordinary shares that were then owned by Xing immediately prior to the completion of the initial public offering.

F. Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations and commitments as of December 31 , 2007:

	Due by Period
		Less than	1 to	3 to	More than
	Total	1 year	3 years	5 years	5 years
	(amounts in thousands of Renminbi)
Purchase obligations relating to raw materials and components	26,000	26,000	—	—	—
Operating lease commitments	10,634	4,531	6,103	—	—

Total	36,634	30,531	6,103	—	—

G. Safe Harbor
See “Forward-Looking Statements.”
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Zhi Yang Wu	34	Chairman and Director
Rui Lin Wu	55	Vice Chairman and Director
Zacky Sun	45	Independent Director
Xin Zhang	43	Independent Director
Pei De Lou	46	Independent Director
David Li	38	Chief Executive Officer
Kok Seong Tan	36	Chief Financial Officer and Principal Accounting Officer
Directors
Mr. Zhi Yang Wu is the chairman of our board of directors. He joined our company in 2003. Mr. Wu’s additional roles include vice chairman of Qiao Xing Group, vice chairman and board secretary of Xing, our parent company currently listed on the Nasdaq Global Market, and director of QXCI. He was general manager of QXCI from 1995 to 1999. Mr. Wu received a diploma in enterprise management from Huizhou University in China.
Mr. Rui Lin Wu is our vice chairman and is also the father of our chairman. Mr. Wu founded our parent company, Xing, and currently serves as its chairman and chief executive officer. Mr. Wu has over 17 years of experience in the telecommunications industry. Prior to his career in the telecommunications industry, he was a general manager of a fashion and garment factory from 1980 to 1986. Currently, Mr. Wu is the executive commissioner of the China National Association of Industry and Commerce, senior analyst of the China National Condition and Development Research Center, and a member of the Poverty Fund of China.
Mr. Zacky Sun is our independent director. He joined our company in March 2007. From July 2004 to February 2007, Mr. Sun was a financial consultant to Intermost Corporation (OTCBB: IMOT). He also served as financial controller of the same company from February 2002 to March 2003. During the period from March 2003 to July 2004, he was the financial manager and executive director of Kanhan Technologies Group Limited, a Hong Kong publicly listed company. From July 2000 to February 2002, Mr. Sun served as director of Voice Services Department at Far East Gateway Limited. From March 1999 to July 2000, he worked for Man Sang Holdings, Inc. (AMEX: MHJ) and its affiliated companies in various roles as group financial controller, chief financial officer and vice president. From December 1997 to February 1999, Mr. Sun was financial controller at CCT Communications Group Limited. From May 1995 to July 1999, he held several positions, including financial controller, acting general manager and financial controller, at Synergy Power Corporation Pty Ltd, an Australia-based power company. Mr. Sun holds a B.S. degree from University College of Wales, Aberystwyth in England. He is a certified public accountant in Hong Kong.

Dr. Xin Zhang is our independent director. He joined our company in February 2008. Dr. Zhang is the chairman and chief executive officer of Sinocro Partners, a merchant bank specializing in investment and advisory services related to the PRC. Before founding Sinocro Partners, Dr. Zhang was the CEO of Chipscreen Bioscience, or Chipscreen. Chipscreen was recognized as one of the ten most potential biotech and pharmaceutical company in China. China Medicine Economic News recognized Dr. Zhang as one of “China’s New Strength, Top Individuals of China Pharmaceutical Industry” in 2003. Prior to joining Chipscreen, Dr. Zhang was the managing director at Delirium, a global strategic consulting company in New York, Hong Kong and China. Dr. Zhang also had work experience in KPMG and Credit Suisse First Boston. Dr. Zhang received his Ph.D. from University of Pennsylvania, M.D. from Tianjin Medical University and MBA from the University of Chicago with a concentration in Finance and Accounting.
Professor Pei De Lou is our independent director. He joined our company in March 2007 and has been a professor of telecom engineering at Beijing University of Posts and Telecommunications since July 2001. His other current positions include executive secretary of the China Mobile Communications Association, chairman of the Multimedia Communication Broadcasting Standardization Technology Committee under the China Association for Standardization, independent director of Xinzhi Sci & Tech Co., Ltd, a PRC listed company, and chief scientist of Wireless China Network Technology Co., Ltd., where he also served as chief executive officer from May 2005 to February 2007. From December 2002 to May 2005, Professor Lou was general manager of Yunnan Golden Horizon Mobile Communication Technology Co., Ltd. From July 2001 to December 2002, he was general manager of ZT Chinacom Mobile Communication R&D Co., Ltd. From March 1998 to July 2001, Professor Lou was section chief of the Administrative Department of Electronic Information Products of MII, where he was in charge of the first national fund for mobile handset research and development. Professor Lou has received the National Invention Award (1993) and the Gold Prize at the 8th National Invention Show in China. Professor Lou holds a Ph.D. degree from the University of Electronic Science and Technology of China.
Executive officers
Dr. David Li is our chief executive officer and is also head of our production and research and development teams. He joined our company in 2004. Prior to that, Dr. Li served as vice general manager of the Telecommunications Department of Haier Group Company from 1998 to 2001, responsible for manufacturing, research and development and quality control. After that, he served as vice general manager of the Haier-CCT joint venture from 2001 to 2004. From 1993 to 1998, Dr. Li studied as a graduate student at Tianjin University in China. From 1991 to 1993, he was an engineer at Jingdezhen Communications Equipment Co., Ltd., which is affiliated with the Ministry of Posts and Telecommunications. Dr. Li received both his master degree in Communications and Electronics and his doctorate degree in Signal Processing from Tianjin University in China.
Mr. Kok Seong Tan is our chief financial officer and principal accounting officer. Mr. Tan joined our company in September 2006. From February 2005 to May 2006, he was an independent director and member of the audit committee of Zhonghui Holdings Ltd., a Singapore Stock Exchange listed company. Mr. Tan worked at the Shanghai Office of Capgemini, a French public company engaged in consulting, technology and outsourcing, from 2004 to 2005. He was a senior manager of the Audit & Assurance Business Services Department of Ernst & Young Hua Ming in Beijing from 2001 to 2004. From 1995 to 2001, Mr. Tan was a manager at Ernst & Young’s Singapore Office. Mr. Tan is a Singapore certified public accountant. He holds an honors degree in Accounting from the Nanyang Technological University in Singapore.
B. Compensation
Cash Compensation of Directors and Executive Officers
In 2007, we paid aggregate cash compensation of RMB2.0 million ($0.3 million) to our directors and executive officers.
Equity Incentive Plan
We adopted our 2007 equity incentive plan in March 2007. Our equity incentive plan provides for the grant of options as well as restricted share units, share appreciation rights and other share-based awards, referred to as “awards.” The purpose of the plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.
Termination of awards
Options granted under our 2007 equity incentive plan shall have specified terms set forth in an award agreement. The participant may exercise his or her options within such period of time as is specified in the individual award agreement to the extent that the options are vested on the date of termination, but in no event later than the expiration of the term of such options as set forth in the individual award agreement.

Administration
Our 2007 equity incentive plan may be administered by our board of directors or any of its committees. The administrator is authorized to interpret the plan, to prescribe, amend and rescind any rules and regulations relating to the plan, and to make any other determinations that it deems necessary or desirable for the administration of the plan. The administrator will determine the fair market value, terms and conditions of each award agreement, including but not limited to, the exercise price, the time or times when awards may be exercised, any vesting acceleration or waiver of forfeiture, or repurchase restrictions, and other applicable terms.
Option exercise
The term of options granted under the 2007 equity incentive plan will be ten years from the date of grant or such shorter term as provided in the individual award agreement. The compensation committee will determine the acceptable form of consideration for exercise of an option. Such consideration may consist entirely of cash, check, promissory note, ordinary shares, consideration received by us in a cashless exercise, a reduction in the amount of any company liability to the participant, or any combination of the foregoing methods of payment. Under the individual award agreements, to exercise the options granted on March 19, 2007, the optionees are obligated to pay for the consideration entirely by cash.
Change of control
In the event of a change of control, each outstanding option shall be assumed or substituted for by the successor corporation or a parent or subsidiary of the successor corporation. Unless determined by the administrator, if the successor corporation refuses to assume or substitute for the awards, the participant may fully vest in and have the right to exercise the awards, including those that would not otherwise be vested or exercisable. If an award is not assumed or substituted for, the administrator shall notify the participant that the award shall be exercisable for a period up to fifteen days from the date of such notice, and the award shall terminate upon the expiration of such period.
Amendment and termination of plan
Our board of directors may at any time amend, alter, suspend or terminate our 2007 equity incentive plan. Amendments to our 2007 equity incentive plan are subject to shareholder approval, to the extent required by law, or by stock exchange rules or regulations. Any amendment, suspension or termination of our 2007 equity incentive plan must not adversely affect awards already granted without written consent of the recipient of such awards and us.
Our board of directors and shareholders authorized the issuance of up to 8,000,000 ordinary shares upon exercise of awards granted under our 2007 equity incentive plan. On March 19, 2007, we granted options to purchase 3,916,520 of our ordinary shares to one of our directors, officers, key employees and one consultant. In January 2008, options to purchase 565,000 of our ordinary shares were exercised and as of March 31, 2008, options to purchase 3,351,520 of our ordinary shares remained outstanding. The following table sets forth certain information regarding our outstanding options under our 2007 equity incentive plan as of March 31, 2008.

	Ordinary shares	Exercise
	underlying	price
Name	options granted	(US$/Share)	Grant date	Expiration date
Zhi Yang Wu	40,000	7.50	March 19, 2007	March 18, 2010
	1,250,000	7.50	March 19, 2007	March 18, 2013
Kok Seong Tan	266,720	7.50	March 19, 2007	March 18, 2009
David Li	120,000	7.50	March 19, 2007	March 18, 2013
Shi Ze Zhu	40,000	7.50	March 19, 2007	March 18, 2013
Others(1)	1,200,000	18.00	March 19, 2007	March 18, 2011
	434,800	7.50	March 19, 2007	March 18, 2013

(1)	Consist of one consultant and employees that are not our directors or executive officers.

Employment Agreements
We have entered into employment agreements with each of our executive officers. The terms of these agreements are substantially similar to each other. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate his or her employment for cause at any time. These agreements do not provide for any special termination benefits, nor do we have other arrangements with these executive officers for special termination benefits. Each executive officer has agreed to hold in strict confidence and not to use, except for the benefit of our company, any proprietary information, technical data, trade secrets and know-how of our company or the confidential or proprietary information of any third party, including our affiliated entities and our subsidiaries, received by our company. Each of these executive officers has also agreed not to engage in any other employment, occupation, consulting or other business activity directly related to the business in which we are involved, or engage in any other activities that conflict with his or her obligations to us during the term of his or her employment.
C. Board Practices
Board Composition
Our board of directors consists of five members, three of whom are independent directors within the meaning of Section 303A of the NYSE Manual and Rule 10A-3 under the Securities Exchange Act of 1934, as amended.
We are a “controlled company” as defined under NYSE Manual Section 303A. As a result, for so long as we remain a controlled company as defined in that rule, we are exempt from, and our shareholders generally are not provided with the benefits of, some of the NYSE corporate governance requirements, including:
•	the establishment of a compensation committee composed entirely of independent directors; and
•	the establishment of a nomination committee composed entirely of independent directors.
Board Committees
To enhance our corporate governance, we have established three committees under the board of directors: the audit committee, the nominating and corporate governance committee and the compensation committee. We have adopted a charter for each of these committees. The committees have the following functions and members.
Audit committee
Our audit committee reports to the board of directors regarding the appointment of our independent public accountants, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relating to the adequacy of our internal accounting controls. The current members of our audit committee are Mr. Zacky Sun, Mr. Xin Zhang and Professor Pei De Lou. Mr. Zacky Sun, Mr. Xin Zhang and Professor Pei De Lou satisfy the “independence” requirements of Section 303A of the NYSE Manual and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Mr. Zacky Sun acts as the chairman of our audit committee and meets the criteria of our audit committee financial expert as set forth under applicable SEC rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things.
•	the appointment, re-appointment, evaluation, compensation, oversight and termination of the work of our independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting);
•	ensuring that it receives from our independent auditor a formal written statement attesting to the auditor’s independence and describing all relationships between the independent auditor and us;
•	pre-approving any audit and non-audit services, including tax services, to be provided by our independent auditor in accordance with NYSE rules;
•	reviewing and discussing our annual audited financial statements and quarterly financial statements with management and our independent auditor;
•	reviewing and discussing with our independent auditor all critical accounting policies and practices to be used by us in preparing our financial statements, all alternative treatments of financial information within U.S. GAAP, and other material communications between our independent auditor and management;

•	reviewing and discussing our policies with respect to risk assessment and risk management;

•	reviewing and discussing, with management and counsel, any legal matters that may have a material impact on us and any material reports or inquiries from regulatory or governmental agencies;

•	establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing matters or potential violations of law, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters or potential violations of law;

•	annually reviewing the independent auditors’ report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review of the independent auditors and all relationships between the independent auditors and us;

•	setting hiring policies for employees or former employees of the independent auditors;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management, the internal auditors and the independent auditors and reporting regularly to the full board of directors; and

•	reviewing and approving policies and procedures with respect to proposed transactions between us and our related parties, and approving in advance all proposed related-party transactions as defined in Item 404 of Regulation S-K promulgated by the SEC.
Nominating and corporate governance committee
Our nominating and corporate governance committee assists the board of directors in identifying individuals qualified to become members of our board of directors and in determining the composition of the board and its committees. The current members of our nominating and corporate governance committee are Mr. Xin Zhang, who acts as the chairman of our nominating and corporate governance committee, Professor Pei De Lou and Mr. Zhi Yang Wu. Mr. Xin Zhang and Professor Pei De Lou satisfy the “independence” requirements of Section 303A of the NYSE Manual.
Our nominating and corporate governance committee will be responsible for, among other things:
•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	reviewing the continued board membership of a director upon a significant change in such director’s principal occupation;

•	identifying and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as the nominating and corporate governance committee itself;

•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken;

•	establishing criteria and processes for, and leading the board and each committee of the board in, its annual performance self-evaluation;

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and
•	ensuring that the composition of the board facilitates our ability to maintain our status as a foreign private issuer.

Compensation committee
Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. In addition, the compensation committee reviews share-based compensation arrangements for all of our other employees. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his or her compensation is deliberated. The current members of our compensation committee are Professor Pei De Lou, who acts as the chairman of our compensation committee, Mr. Zacky Sun and Mr. Zhi Yang Wu. Mr. Zacky Sun and Professor Pei De Lou satisfy the “independence” requirements of Section 303A of the NYSE Manual.
Our compensation committee will be responsible for, among other things:
•	approving and overseeing the total compensation package for our executives;

•	reviewing and making recommendations to the board with respect to the compensation of our directors and officers;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation, including any bonus compensation, of our chief executive officer based on this evaluation;

•	reviewing the results of, and procedures for, the evaluation of the performance of other executive officers, including any bonus compensation;

•	reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, administering these plans and reviewing and determining share-based compensation for our directors and officers;

•	reviewing and making recommendations to the board regarding all new employment, consulting, retirement and severance agreements and arrangements proposed for our executives; and

•	selecting peer groups of companies to be used for purposes of determining competitive compensation packages.
Duties of Directors
Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.
Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:
•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registering of such shares in our share register.

Interested Transactions
A director may vote in respect of any contract or transaction in which he is interested, provided that the nature of the interest of any director in such contract or transaction shall be disclosed by him or her at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee of directors that a director is a shareholder of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.
Remuneration and Borrowing
The directors may determine remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of our company or of any third party.
Qualification
There is no shareholding qualification for directors. Further, shareholding qualification for directors may not be fixed by our company in a general meeting.
Terms of Directors and Executive Officers
At each general meeting of the shareholders of our company, all of our directors at such time are required to retire from office and are eligible for re-election. All of these directors will retain office until the close of such general meeting.
Limitation on Liability and Indemnification Matters
British Virgin Islands law allows us to indemnify our directors, officers and auditors acting in relation to any of our affairs against actions, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duties as our directors, officers and auditors.
Under our amended and restated memorandum and articles of association, which became effective upon the closing of the initial public offering of our ordinary shares in May 2007, we may indemnify our directors, officers, employees and agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons in connection with actions, suits or proceedings to which they are party or are threatened to be made a party by reason of their acting as our directors, officers, employees or agents. To be entitled to indemnification, these persons must have acted honestly and in good faith and in the best interest or not opposed to the interest of our company and they must have had no reasonable cause to believe their conduct was unlawful.
D. Employees
See “Item 4. Information on the Company—B. Business Overview—Employees.”
E. Share Ownership
The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 of the Exchange Act, of our ordinary shares as of March 31, 2008 for:
•	each of our current directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our shares.

	Shares beneficially
	owned(1)(2)
	Number	Percentage
Directors and executive officers:
Zhi Yang Wu(3)	32,965,000	61.5%
Rui Lin Wu(4)	32,200,000	60.0%
Kok Seong Tan(5)	266,720	*
David Li(6)	24,000	*
Shi Ze Zhu(7)	8,000	*
All Directors and Executive Officers as a Group	33,263,720	62.0%

Principal shareholders:
Qiao Xing Universal Telephone, Inc.(8)	32,200,000	60.0%
DKR SoundShore Oasis Holding Fund Ltd.(9)(11)	6,966,666	13.0%
CEDAR DKR Holding Fund Ltd.(10)(11)	6,966,666	13.0%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares.

(2)	The percentage of beneficial ownership of each listed person is based on 53,065,000 ordinary shares outstanding as of March 31, 2008 and any ordinary shares underlying share options exercisable by such person within 60 days of the date of this annual report but excludes ordinary shares underlying options held by any other person.

(3)	Includes 495,000 ordinary shares held by Mr. Zhi Yang Wu, 270,000 ordinary shares issuable upon exercise of options held by Mr. Zhi Yang Wu and 32,200,000 ordinary shares held by Xing. Mr. Zhi Yang Wu is the vice chairman of Xing. Excluding equity interest owned by his brother, Mr. Zhi Jian Wu Li, he does not own any equity interest in Xing. Mr. Zhi Yang Wu disclaims ownership of the ordinary shares held by Xing except to the extent of his pecuniary interest therein.

(4)	Includes 32,200,000 ordinary shares held by Xing. Mr. Rui Lin Wu is chairman and chief executive officer of Xing. Excluding equity interest owned by his son, Mr. Zhi Jian Wu Li, he does not own any equity interest in Xing. Mr. Rui Lin Wu disclaims ownership of the ordinary shares held by Xing except to the extent of his pecuniary interest therein.

(5)	Includes 266,720 ordinary shares issuable upon exercise of options held by Mr. Kok Seong Tan.

(6)	Includes 24,000 ordinary shares issuable upon exercise of options held by Dr. David Li.

(7)	Includes 8,000 ordinary shares issuable upon exercise of options held by Mr. Shi Ze Zhu.

(8)	Xing is a British Virgin Islands company currently listed on the Nasdaq Global Market. Except for the public shareholders, Xing’s ultimate major shareholder is Mr. Zhi Jian Wu Li, brother of our chairman and son of our vice- chairman, who owns an aggregate of 22.0% equity interest in Xing through Qiao Xing Trust and Wu Holdings Ltd. as of March 31, 2008. The address of Xing is Qiao Xing Science Technological & Industrial Zone, Tangquan, Huizhou, Guangdong, 516023, People’s Republic of China.

(9)	Includes 6,270,000 ordinary shares held by DKR SoundShore Oasis Holding Fund Ltd. and 696,666 ordinary shares held by CEDAR DKR Holding Fund Ltd..

(10)	Includes 696,666 ordinary shares held by CEDAR DKR Holding Fund Ltd. and 6,270,000 ordinary shares held by DKR SoundShore Oasis Holding Fund Ltd..

(11)	The address of both DKR SoundShore Oasis Holding Fund Ltd. and CEDAR DKR Holding Fund Ltd. is 1281 East Main Street, 3rd Floor, Stamford, CT 06902-3565, United States. DKR Oasis Management Company L.P. has been appointed the discretionary investment manager of DKR SoundShore Oasis Holding Fund Ltd. and CEDAR DKR Holding Fund Ltd. and has the authority to do any and all acts on behalf of the two funds, including voting any shares held by them. Mr. Seth Fischer is the managing member of Oasis Management Holdings LLC, one of the general partners of the DKR Oasis Management Company L.P. Mr. Fischer has ultimate responsibility for the investment decisions of the two funds.
None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
As of April 28, 2008, our company had a total of 53,065,000 of its ordinary shares and held by six record holders in the United States.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
B. Related Party Transactions
Equity Incentive Plan
During the year ended December 31, 2007, we have granted share options to purchase an aggregate of 3,916,520 ordinary shares in our company to certain of our employees, officers, a director and one consultant. See “Item 6. Directors, Senior Management and Employees—B. Compensation— Equity Incentive Plan.”
Sales and Purchases of Mobile Handsets and Accessories
CECT has sold and purchased mobile handsets and accessories to and from our affiliates in the ordinary course of its business over the past several years. These transactions have included the following:
•	Purchases from QXCI, our affiliate, in the amounts of RMB62.0 million in 2005; and

•	Sales to QXCI for cash consideration of RMB4.7 million in 2005 and RMB1.4 million ($0.2 million) in 2006.
Service Transactions
CECT received handset processing fees of approximately RMB6.2 million, RMB3.6 million and RMB13.3 million ($1.8 million) in 2005, 2006 and 2007, respectively from QXCI.
Cash Advances To and From Related Parties
In prior years, we made cash advances to, and received cash advances from a group of related parties at the direction and discretion of Xing. The group of related parties consists of Xing, Mr. Zhi Jian Wu Li, Mr. Zhi Yang Wu, Qiao Xing Group, QXCI, Qiao Xing Communication Holdings, Ltd., or Communication Holdings, and Qiao Xing Electronics Holdings Co., Ltd., or Electronics Holdings. Mr. Zhi Jian Wu Li is the brother of our chairman, Mr. Zhi Yang Wu, and the son of our vice chairman, Mr. Rui Lin Wu, and is also a shareholder of Xing. Each of Qiao Xing Group and Electronics Holdings is controlled by Mr. Zhi Yang Wu and Mr. Rui Lin Wu. Each of Communication Holdings and Hui Zhou Qiao Xing is a subsidiary of Xing.
In 2005, in addition to an advance of RMB3.6 million from Xing for the acquisition of an additional interest in CECT, we also received advances and repayments from, and made advances and repayments to, the related party group of RMB820.4 million and RMB650.1 million, respectively. The net balance due to the related parties as of December 31, 2005 was RMB48.9 million. In 2006, we made advances and repayments to, and received advances and repayments from, the related party group of RMB531.8 million and RMB836.4 million, respectively. Taking into account the exchange differences of RMB8.4 million arising from the translation of foreign currency-denominated debts, the net balance due to the related parties as of December 31, 2006 was RMB345.1 million. In 2007, we made advances and repayments to, and received advances and repayments from, the related party group of RMB727.4 million ($99.7 million) and RMB397.0 million ($54.4 million), respectively. Taking into account the exchange differences of RMB10.2 million arising from the translation of foreign currency-denominated debts, the net balance due to the related parties as of December 31, 2007 was RMB4.5 million ($0.6 million).
The cash advances were unsecured, non-interest bearing and had no fixed repayment terms. We have completely discontinued such types of cash advances to and from related parties in 2008.

Arrangements in Connection with the Senior Convertible Notes Issued by Xing
Xing and our company entered into a securities purchase agreement with DKR SoundShore Oasis Holding Fund Ltd. and CEDAR DKR Holding Fund Ltd. in April 2006, under which Xing issued $36 million and $4 million in senior convertible notes in June 2006 to DKR SoundShore Oasis Holding Fund Ltd. and CEDAR DKR Holding Fund Ltd., respectively. Upon the execution and delivery of this agreement, we and the two holders of these senior convertible notes entered into a registration rights agreement under which we agreed to provide registration rights to these holders. This registration rights agreement provides that, upon the initial public offering of our ordinary shares and to the extent that less than 100% of (i) the senior convertible notes are converted into the common stock of Xing prior to the initial public offering of our ordinary shares and (ii) our shares received by the holders upon conversion of the senior convertible notes are sold in the initial public offering of our ordinary shares, we are obligated to file with the SEC a registration statement on Form F-3 (or any comparable form for a registration acceptable to the requesting holders) to cover the resale of all of the registrable securities upon the request of such holders. Under this registration rights agreement, in the case of our failure to file such registration statement as required under this registration rights agreement or to obtain and maintain the effectiveness of the registration statement, we will be required to, among others, pay penalties to the holders of such notes. Xing has agreed to indemnify us for any losses, claims, damages, liabilities, judgments, fines, penalties, charges, and costs resulting from our failure to make any registration or obtain and maintain the effectiveness of the relevant registration statement. In addition, we provided a guaranty to the two holders of the senior convertible notes under which we unconditionally and irrevocably guarantee the payment of all obligations of Xing under the securities purchase agreement and other related documents. Immediately prior to the listing of our ordinary shares on the NYSE on May 3, 2007, DKR SoundShore Oasis Holding Fund Ltd. and CEDAR DKR Holding Fund Ltd. exchanged all of their senior convertible notes for 7,800,000 of our ordinary shares held by Xing under the terms of the securities purchase agreement. Subsequent to the exchange and prior to the initial public offering of our shares in May 2007, we were 80.50% held by Xing, 17.55% held by DKR SoundShore Oasis Holding Fund Ltd. and 1.95% held by CEDAR DKR Holding Fund Ltd.
Guarantees and Pledges
Certain affiliates also provided guarantees and pledges for CECT’s short-term borrowings. Qiao Xing Group made guarantees for CECT of RMB739.0 million, RMB449.0 million and RMB180.0 million ($24.7 million) as of December 31, 2005, 2006 and 2007, respectively. Qiao Xing Group and certain of our directors jointly provided guarantees for CECT of RMB90.0 million, RMB400.0 million and RMB610.0 million ($83.6 million) as of December 31, 2005, 2006 and 2007, respectively. Xing provided guarantees of RMB78.1 million and RMB343.3 million ($47.1 million) as of December 31, 2006 and 2007, respectively. A director provided guarantees of RMB60.0 million as of December 31, 2006. We have not made any personal loans to our directors or officers in the past. We provided guarantees to QXCI for bank borrowings in the amount of RMB223.0 million, RMB190.0 million and RMB150.0 million ($20.6 million) as of December 31, 2005, 2006 and 2007, respectively. We also provided a guarantee in respect of $40.0 million of senior convertible notes issued by Xing to its two strategic investors in June 2006, which were exchanged into our ordinary shares immediately prior to the completion of the initial public offering of our ordinary shares in May 2007. See “—Arrangements in connection with the senior convertible notes issued by Xing.”
Transfer of Equity Interest
After we purchased a 65% equity interest in CECT on February 8, 2003, we subsequently acquired a 25% equity interest in CECT from QXCI, a subsidiary of Xing, on July 31, 2005. Part of the consideration was our investment in China Electronics Financial Co., Ltd., in which CECT held a minority interest until July 31, 2005 and which had a carrying value of RMB20.0 million as of July 31, 2005, and our investment in BJHTCL, a 90% owned subsidiary of CECT until July 31, 2005. The net assets of BJHTCL that were transferred to QXCI in connection with this acquisition had an aggregate carrying value of approximately RMB40.1 million.
Non-Competition Arrangement
In connection with the initial public offering of our ordinary shares in May 2007, we entered into a non-competition agreement with Xing, QXCI and Mr. Rui Lin Wu, which will remain valid until Xing or Mr. Rui Lin Wu or any family member of Mr. Rui Lin Wu does not directly or indirectly own any of our shares, or until termination of such agreement through the written consent of the parties. This agreement provides that Xing, QXCI and Mr. Rui Lin Wu will not and will procure their subsidiaries and Mr. Wu’s family members will not, solely or jointly, or through any person, company, enterprise or unit other than us and our subsidiaries, develop, carry on, participate in, engage in, or be involved in any businesses or activities that result in or may result in direct or indirect competition with our business, including but not limited to (i) making investments in businesses that result in or may result in direct or indirect competition with our business; (ii) soliciting any business, for itself or for other persons, from any person that has business relationships with us; (iii) soliciting the employment of, or hiring, any officer, directors or employee of our company and (iv) interfering with our business or encouraging other persons to interfere with our business. This arrangement will also prohibit Xing and Mr. Rui Lin Wu from using knowledge of our business and strategy to our detriment and provide our company with the right of first refusal over new business opportunities that come to the attention of Xing, QXCI or Mr. Rui Lin Wu and his family members, which are reasonably likely to result in direct or indirect competition with our business or are reasonably associated with our business. This non-competition arrangement will not affect QXCI’s ability to conduct its current business, which includes the manufacture and sale of COSUN-branded economy mobile handsets for the PRC market.

Transfer of Trademark Application Rights
We entered into a transfer agreement of trademark application rights with Ms. Hong Su, the wife of our chairman, on December 12, 2006. Ms. Hong Su purchased the application rights of the three trademarks relating to our brand name “CECT” from a third party, who submitted the application with the China Trademark Office, received the approval for the initial application and had these trademarks registered under its name pending the final approval of the China Trademark Office. Under the transfer agreement between Ms. Hong Su and us, she transferred all the rights and obligations in connection with the trademark application to us for no consideration when she was announced as the new applicant of the three trademarks by the China Trademark Office in March 2007. We subsequently submitted our application for the registration of these three trademarks to the China Trademark Office and expect to receive the final approval in 2008.
Miscellaneous
We paid CEC RMB1.3 million for operating lease rentals relating to our Beijing office premises in 2005.
CECT paid a nominal property management fee to China Electronics Beijing Real Estate Management Co., Ltd., of which CEC is a shareholder in 2005.
C. Interests of Experts and Counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
See our consolidated financial statements filed as part of this annual report.
Legal Proceedings
From time to time, we are involved in a number of legal proceedings, both as plaintiff and as defendant, arising in the ordinary course of our business, including intellectual property right infringement claims that have been brought against us. We do not expect any of these claims or actions, individually or in the aggregate, to have a material adverse effect on our business, results of operations or financial condition and we are not aware of any pending or threatened litigation, arbitration or administrative proceedings against us that could have such an effect.
Dividend Policy
We have never declared or paid dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.
Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.
B. Significant Changes
Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING
A. Offering and Listing Details
Our ordinary shares have been listed on the NYSE since May 3, 2007 under the symbol “QXM.”
The following table provides the high and low trading prices for our ordinary shares on the NYSE for (1) the year 2007 (from May 3, 2007), (2) each of the last three quarters of 2007 and the first quarter of 2008 and (3) each of the past six months.

	Trading price
	High	Low
	($)	($)
Annual highs and lows:
Year ended December 31, 2007 (from May 3, 2007)	15.48	6.76

Quarterly highs and lows:
Second quarter 2007 (from May 3, 2007)	12.45	8.53
Third quarter 2007	10.75	6.92
Fourth quarter 2007	15.48	6.76
First quarter 2008	8.89	5.50

Monthly highs and lows:
November 2007	11.34	6.76
December 2007	9.57	7.62
January 2008	8.76	6.67
February 2008	8.89	6.93
March 2008	7.00	5.50
April 2008	7.88	5.87
May 2008	7.52	6.19
June 2008 (through June 24, 2008)	6.09	5.05
B. Plan of Distribution
Not applicable.
C. Markets
Our ordinary shares have been listed on the NYSE since May 3, 2007 under the symbol “QXM.”
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
Not applicable.

B. Memorandum and Articles of Association
We incorporate by reference into this annual report the description of our amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-142162), as amended, first filed with the SEC on April 17, 2007. Our shareholders adopted our amended and restated memorandum and articles of association by a special resolution on March 19, 2007, which took effect upon filing on May 3, 2007.
C. Material Contracts
We have not entered into any material contracts other than in the ordinary course of business and other than those described elsewhere in this annual report.
D. Exchange Controls
Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 1997 and various regulations issued by SAFE and other relevant PRC government authorities, RMB is freely convertible only to the extent of current account items, such as trade related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require prior approval from SAFE or its provincial branch for conversion of RMB into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.
Payments for transactions that take place within the PRC must be made in RMB. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local counterpart. Unless otherwise approved, domestic enterprises must convert all of their foreign currency receipts into RMB.
E. Taxation
The following sets forth the material British Virgin Islands and U.S. federal income tax consequences of an investment in our ordinary shares. It is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of British Virgin Islands tax law, it represents the opinion of Conyers Dill & Pearman, our British Virgin Islands counsel. To the extend that the discussion relates to matters of PRC tax law, it represents the opinion of King & Wood Law Firm, our PRC counsel. To the extent that the discussion relates to matters of U.S. federal income tax law, it represents the opinion of Shearman & Sterling LLP, our special U.S. counsel.
British Virgin Islands Taxation
We are exempt from all provisions of the Income Tax Act of the British Virgin Islands, including with respect to all dividends, interests, rents, royalties, compensation and other amounts payable by us to persons who are not persons resident in the British Virgin Islands. Capital gains realized with respect to any of our shares, debt obligations or other securities by persons who are not persons resident in the British Virgin Islands are also exempt from all provisions of the Income Tax Act of the British Virgin Islands. No estate, inheritance, succession or gift tax rate, duty, levy or other charge is payable by persons who are not persons resident in the British Virgin Islands with respect to any of our shares, debt obligations or other securities.
No stamp duty is payable in the British Virgin Islands on a transfer of shares in a British Virgin Islands business company.
U.S. Federal Income Taxation
The following discussion describes the material U.S. federal income tax consequences to you if you are a U.S. Holder (as defined below) of an investment in the ordinary shares and you hold the ordinary shares as capital assets. This discussion is based on the tax laws of the United States as in effect on the date of this annual report, including the Internal Revenue Code of 1986, as amended, U.S. Treasury regulations in effect as of the date of this annual report and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply on a retroactive basis and could affect the tax consequences described below.

The following discussion does not deal with the U.S. federal income tax consequences relevant to you if you are in a special tax situation such as:
•	banks;
•	certain financial institutions;
•	insurance companies;
•	broker dealers;
•	U.S. expatriates;
•	traders that elect to mark-to-market;
•	tax-exempt entities;
•	persons that have a functional currency other than the U.S. dollar;
•	persons liable for alternative minimum tax;
•	persons holding an ordinary share as part of a straddle, hedging, conversion or integrated transaction; or
•	persons that actually or constructively own 10% or more of our voting stock.
PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ORDINARY SHARES.
For purposes of this discussion, you are a U.S. Holder if you are a beneficial owner of ordinary shares and you are, for U.S. federal income tax purposes,
•	a citizen or resident of the United States;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•	a trust that (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) was in existence on August 20, 1996, was treated as a U.S. person under the Internal Revenue Code on the previous day and has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
If you are a partner in a partnership or other entity taxable as a partnership that holds ordinary shares, your tax treatment will depend on your status and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares, you should consult your tax advisor regarding the U.S. federal income tax consequences to you of the purchase, ownership and disposition of our ordinary shares.
Taxation of dividends and other distributions on the ordinary shares
Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ordinary shares will be included in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

If you are a non-corporate U.S. Holder, including an individual, for taxable years beginning before January 1, 2011, dividends may constitute “qualified dividend income” which is taxed at the lower long-term capital gains rate provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, our ordinary shares will be considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they continue to be listed on the New York Stock Exchange. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.
Dividends will constitute foreign source income for U.S. foreign tax credit limitation purposes. For this purpose, dividends distributed by us with respect to the ordinary shares will be “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”
To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that any distribution we make will be treated as a dividend.
If PRC withholding taxes apply to dividends paid to you with respect to the ordinary shares, such withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. U.S. Holders should consult their own tax advisors regarding the creditability of any PRC tax.
Taxation of disposition of shares
Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ordinary share equal to the difference between the amount realized for the ordinary share and your tax basis in the ordinary share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual, who has held the ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will be treated as U.S. source income or loss for foreign tax credit limitation purposes.
If PRC withholding taxes apply to you on the gain on the sale of ordinary shares, such withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. U.S. Holders should consult their own tax advisors regarding the creditability of any PRC tax.
Passive foreign investment company
We do not believe that we were a passive foreign investment company, or PFIC, for the taxable year that ended December 31, 2007, Our actual PFIC status in any taxable year will not be determinable until the close of the taxable year. Accordingly, there is no guarantee that we will not be a PFIC for any future taxable year. As a result, our PFIC status may change. If we are a PFIC for any year during which you hold ordinary shares, unless you make a mark-to-market election (as described below), we will continue to be treated as a PFIC to you for all succeeding years during which you hold ordinary shares.
A non-U.S. corporation is considered to be a PFIC for any taxable year if either:
•	at least 75% of its gross income is passive income, or
•	at least 50% of the average quarterly value of its assets during a taxable year is derived from assets that produce, or that are held for the production of, passive income.
We will be treated as owning a proportionate share of the assets and earnings and a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.
In applying the asset test described above, the value of our assets will be deemed to be equal to the sum of the aggregate value of our outstanding equity plus our liabilities. For purposes of the asset test, our goodwill, which is measured as the sum of the aggregate value of outstanding equity plus liabilities, less the value of known assets, should be treated as a non-passive asset. Therefore, a decrease in the market price of our ordinary shares and an associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test. If there is such a reduction in goodwill and the value of our non-passive assets, the percentage of the value of our assets that is attributable to passive assets may increase, and if such percentage, based on an average of the quarterly values during a taxable year, exceeds 50%, we will be a PFIC for such taxable year. Accordingly, fluctuations in the market price of our shares may result in us being a PFIC for any taxable year. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in the initial public offering of our ordinary shares in May 2007.

If we are a PFIC for any taxable year during which you hold ordinary shares, dividends paid by us to you in that taxable year or the following taxable year will not be eligible for the reduced rate of taxation applicable to non-corporate U.S. Holders, including individuals. See “Taxation of dividends and other distributions on the ordinary shares” above. Additionally, you will be subject to special tax rules, discussed below, with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period prior to the current year for the ordinary shares will be treated as an excess distribution. Under these special tax rules:
•	the excess distribution or gain will be allocated ratably on a daily basis over your holding period for the ordinary shares,
•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and
•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
Alternatively, if the ordinary shares constitute “marketable stock” in a PFIC, you may make a mark-to-market election for the ordinary shares to elect out of the tax treatment discussed in the two preceding paragraphs. We expect that our ordinary shares will qualify as marketable stock for U.S. federal income tax purposes. Marketable stock is stock that is regularly traded in other than de minimis quantities on a qualified exchange, which includes the New York Stock Exchange. If you make a mark-to-market election for the ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of your taxable year over your adjusted basis in such ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. The U.S. federal income tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us.
In addition, we do not intend to prepare or provide you with the information necessary to make a “qualified electing fund” election.
If you hold ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.
You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ordinary shares.
Information reporting and backup withholding
Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or other disposition of ordinary shares may be subject to information reporting to the Internal Revenue Service and possible backup withholding at a current rate of 28%. Backup withholding will not apply, however, if you are a corporation or other exempt recipient or if you furnish a correct taxpayer identification number and make any other required certification. If you are required to establish your exempt status, you must provide such certification on Internal Revenue Service Form W-9. You are urged to consult your tax advisor regarding the application of the U.S. information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information in a timely manner.
F. Dividends and Paying Agents
Not applicable.

G. Statement by Experts
Not applicable.
H. Documents on Display
We previously filed with the SEC our registration statement on Form F-1 under the Securities Act with respect to our ordinary shares.
In accordance with the New York Stock Exchange Listing Manual Rule 203.01, we will post this annual report on Form 20-F on our website at www.qxmc.com. In addition, we will provide hard copies of our annual report free of charge to shareholders upon request.
We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, and are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
I. Subsidiary Information
Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Foreign Currency Exchange Risk
The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. Although currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.3% per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. This change in policy has resulted in an approximately 11.9% appreciation of Renminbi against the U.S. dollar from July 2005 to December 31, 2007. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.
Because substantially all of our earnings are denominated in Renminbi, any appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our balance sheet position and financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. In addition, fluctuations in the exchange rate between the U.S. dollar and the Renminbi would affect the relative purchasing power of our U.S. dollar denominated cash assets and the Renminbi value of our U.S. dollar denominated bank borrowings. Fluctuations in the exchange rate will also affect the relative value of any dividend we may issue that will be exchanged into U.S. dollars and the earnings from and value of any U.S. dollar-denominated investments we make in the future.
The net assets of Qiao Xing Mobile Communication Co., Ltd., whose functional currency is the U.S. dollar, accounted for 14.5% of our consolidated net assets as of December 31, 2007, which results in our exposure to foreign currency exchange risk. Primarily as a result of the appreciation of the Renminbi against the U.S. dollar, the translation of the net assets of Qiao Xing Mobile Communication Co., Ltd. to Renminbi during consolidation resulted in translation losses of RMB23.1 million ($3.2 million), which were recognized as a component of other comprehensive income as of December 31, 2007. If the exchange rate of the Renminbi against the U.S. dollar as of December 31, 2007 had decreased by 10% from 7.2946 to 6.5651, and the average exchange rate in 2007 had remained the same, the translation losses in 2007 would have been increased by RMB26.8 million ($3.6 million). In addition, as of December 31, 2007, CECT had U.S. dollar denominated short-term bank borrowings of approximately $15.0 million. The translation of these U.S. dollar denominated borrowings into Renminbi resulted in an exchange gain of RMB7.0 million ($1.0 million) for the year ended December 31, 2007. Had the exchange rate of the RMB against the U.S. dollar increased by 10% from 7.2946 to 8.0241, the translation of these U.S. dollar denominated borrowings would have resulted in an exchange loss of approximately RMB3.8 million ($0.5 million) in 2007.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies.
Interest Rate Risk
Our exposure to interest rate risk primarily relates to the interest rates for our short-term bank deposits and short-term borrowings. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-bearing instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower, or interest expenses may be higher, than expected due to changes in market interest rates.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not Applicable.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
We completed the initial public offering of 13,333,334 ordinary shares, representing 12,500,000 new shares offered by us and 833,334 shares offered by certain selling shareholders, on May 8, 2007. The shares sold in the initial public offering were registered on a Registration Statement on Form F-1 (file number: 333-142162) declared effective on May 2, 2007. UBS AG, CIBC World Markets and Cowen and Company, LLC were the underwriters for the initial public offering. After the payment of underwriting fees of $10.5 million and legal, accounting, professional and other related expenses of approximately $6.9 million, we received net proceeds from the initial public offering of approximately $132.6 million.
As disclosed in the final prospectus dated May 2, 2007, we had intended to use the net proceeds from the initial public offering of our ordinary shares for the following purposes. (1) approximately $44.0 million to repay shareholder loans to Xing; (2) approximately $80.0 million to make loans or capital contribution to CECT, of which approximately $60.0 million would be used to fund our working capital requirements and approximately $20.0 million would be used to purchase equipment for our new handset manufacturing facility in Huizhou; and (3) the balance for other general corporate purposes. During 2007, we have utilized $50.0 million of the net proceeds which we received from the initial public offering to make a capital injection into CECT and have advanced approximately $10.1 million of loans to CECT. In addition, we also utilized approximately $44.2 million of the net proceeds to repay the shareholder loans owing to Xing.
Of the $20.0 million previously intended to be used for the purchase of equipment for a new handset manufacturing facility in Huizhou, our board of directors had on April 18, 2008, approved the reallocation of $18.0 million to fund our working capital requirements. The remaining $2.0 million will continue to be used for the purchase of equipment for the set up of a new facility that will be engaged in the production of molds, cast components and other handsets parts.
Except for the repayment of the shareholder loans to Xing, none of the initial public offering proceeds were paid, directly or indirectly, to our directors, officers or their associates or to any person owning ten percent or more of our ordinary shares or to our affiliates.
ITEM 15. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
As of the end of the period covered by this report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) of the Exchange Act.
Based upon that evaluation, our management has concluded that, as of December 31, 2007, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.
This annual report does not include a report of management’s assessment regarding internal control over financial reporting or a report on the effectiveness of our internal control over financial reporting by our registered public accounting firm, due to the revised transition periods established by rules of the SEC for newly public companies.
Changes in Internal Control over Financial Reporting
There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Mr. Zacky Sun, an independent director and member of our audit committee, is an audit committee financial expert.
ITEM 16B. CODE OF ETHICS
Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and advisors. We hereby undertake to provide to any person without charge, a copy of our code of ethics within ten working days after we receive such person’s written request.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firm for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	Years ended December 31,
	2006	2007
(Amounts in thousands)	(RMB)	(RMB)	(US$)

Audit fees	2,715	8,034	1,101
Audit-related fees	Nil	Nil	Nil
The policy of our Audit Committee is to pre-approve all audit and non-audit services provided by KPMG, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.

PART III
ITEM 17. FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements of Qiao Xing Mobile Communication Co., Ltd. and its subsidiaries are included at the end of this annual report.
ITEM 19. EXHIBITS

Exhibit
Number	Description

1.1	Amended and Restated Memorandum of Association*

1.2	Second Amended and Restated Memorandum and Articles of Association of the Registrant*

4.1	Equity Incentive Plan*

4.2	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant*

4.3	Software License Agreement, dated October 8, 2005*, which was renewed as of March 10, 2008

4.4	Non-Competition Agreement*

4.5	Agreement of Transfer of Trademark Application Rights*

4.6	Registration Rights Agreement, dated June 13, 2006*

4.7	Guaranty, dated June 13, 2006*

4.8	Technology Licence Agreement, dated June 13, 2007

4.9	Technology Licence Agreement, dated May 25, 2004*

4.10	Technology License Agreement, dated March 13, 2006*

8.1	Subsidiaries of the Registrant

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer and Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of KPMG, dated June 26, 2008

*	Incorporated by reference from the Registrant’s F-1 registration statement (File No. 333-142162), as amended, first filed with the SEC on April 17, 2007.

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QIAO XING MOBILE COMMUNICATION CO., LTD.
Date: June 26, 2008	By:	/s/ Zhi Yang Wu
		Name:	Zhi Yang Wu
		Title:	Chairman

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2006 and 2007	F-3

Consolidated Statements of Operations for the Year Ended December 31, 2005, the Period from January 1, 2006 to November 30, 2006, the Period from November 30, 2006 to December 31, 2006 and the Year Ended December 31, 2007
F-4

Consolidated Statements of Cash Flows for the Year Ended December 31, 2005, the Period from January 1, 2006 to November 30, 2006, the Period from November 30, 2006 to December 31, 2006 and the Year Ended December 31, 2007
F-5

Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the Year ended December 31, 2005, the Period from January 1, 2006 to November 30, 2006, the Period from November 30, 2006 to December 31, 2006 and the Year Ended December 31, 2007
F-7

Notes to the Consolidated Financial Statements for the Year ended December 31, 2005, the Period from January 1, 2006 to November 30, 2006, the Period from November 30, 2006 to December 31, 2006 and the Year Ended December 31, 2007
F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
Qiao Xing Mobile Communication Co., Ltd.:
We have audited the accompanying consolidated balance sheets of Qiao Xing Mobile Communication Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2006 and 2007 and the related consolidated statements of operations, cash flows and shareholders’ equity and comprehensive income for the year ended December 31, 2005, the period from January 1, 2006 through November 30, 2006 (all “Old Basis”), the period from November 30, 2006 through December 31, 2006 and the year ended December 31, 2007 (all “New Basis”). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Qiao Xing Mobile Communication Co., Ltd. and its subsidiaries as of December 31, 2006 and 2007, and the results of their operations and their cash flows for the year ended December 31, 2005, the period from January 1, 2006 through November 30, 2006, the period from November 30, 2006 through December 31, 2006, and the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
As described in Note 2(a) and Note 3, Qiao Xing Universal Telephone, Inc. (“Xing”) acquired the remaining 20% equity interest of the Company on November 30, 2006, resulting in the Company becoming wholly owned by Xing at the time. Accordingly, the Company’s consolidated financial statements as of December 31, 2006 and 2007, for the period from November 30, 2006 through December 31, 2006 and the year ended December 31, 2007 reflect the new basis of accounting arising from this transaction. As described in Note 1(b) and Note 19(b), upon completion of the Company’s initial public offering in May 2007 and conversion of the senior convertible notes issued by Xing into the Company’s ordinary shares previously held by Xing, the Company ceased to be a wholly-owned subsidiary of Xing.
The accompanying consolidated financial statements as of and for the year ended December 31, 2007 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(q) to the consolidated financial statements.
/s/ KPMG
Hong Kong, China
June 25, 2008

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(amounts in thousands, except share and per share data)

	December 31,
	2006	2007
	RMB	RMB	US$
Assets

Current assets:
Cash	762,086	2,729,982	374,247
Restricted cash	119,302	94,384	12,939
Accounts receivable, net	546,893	418,564	57,380
Bills receivable	27,635	—	—
Inventories	163,833	177,279	24,303
Prepayments to suppliers	232,008	155,993	21,385
Prepaid expenses and other current assets	38,193	19,295	2,645
Deferred income taxes	3,960	5,685	779

Total current assets	1,893,910	3,601,182	493,678

Property, machinery and equipment, net	190,511	175,469	24,055
Land use rights	38,106	36,106	4,950
Equity investment, at cost	7,803	7,803	1,070
Goodwill	112,814	112,814	15,465
Other intangible assets, net	93,008	60,728	8,325

Total assets	2,336,152	3,994,102	547,543

Liabilities, minority interests and shareholders’ equity

Current liabilities:
Short-term borrowings	602,790	983,904	134,881
Accounts payable	165,326	107,990	14,804
Prepayments from customers	15,389	4,585	629
Accrued liabilities	35,360	41,401	5,676
Amounts due to related parties	345,122	4,532	621
Other payables and current liabilities	20,298	58,630	8,038
Income taxes payable	22,943	38,722	5,308

Total current liabilities	1,207,228	1,239,764	169,957

Deferred income taxes	11,740	5,561	762

Total liabilities	1,218,968	1,245,325	170,719

Minority interests	76,896	78,235	10,725

Shareholders’ equity:
Ordinary shares:
Par value: nil (2006: US$0.00025) Authorized: Unlimited (2006: 200,000,000) Issued and outstanding: 52,500,000 (2006: 40,000,000)	83	1,316,726	180,507
Additional paid-in capital	1,059,690	802,892	110,067
Retained earnings (accumulated deficit)	(19,485)	574,004	78,689
Accumulated other comprehensive loss	—	(23,080)	(3,164)

Total shareholders’ equity	1,040,288	2,670,542	366,099

Commitments and contingencies

Total liabilities, minority interests and shareholders’ equity	2,336,152	3,994,102	547,543

See accompanying notes to the consolidated financial statements.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(amounts in thousands, except share and per share data)

	Old Basis (Note 2(a))		New Basis (Note 2(a))
	Year	January 1,	November
	ended	2006 to	30, 2006 to
	December	November	December	Year ended
	31, 2005	30, 2006	31, 2006	December 31, 2007
	RMB	RMB	RMB	RMB	US$

Revenues:
External parties	1,853,181	2,277,112	255,154	3,127,780	428,780
Related parties	10,944	4,086	859	13,314	1,825

Total revenues	1,864,125	2,281,198	256,013	3,141,094	430,605

Cost of goods sold	(1,526,378)	(1,843,327)	(218,882)	(2,255,844)	(309,248)

Gross profit	337,747	437,871	37,131	885,250	121,357

Operating expenses:
Selling and distribution	(15,912)	(12,054)	(2,707)	(36,322)	(4,979)
General and administrative	(19,993)	(19,879)	(1,170)	(69,032)	(9,464)
Research and development	(16,072)	(15,131)	(1,161)	(18,599)	(2,550)
In-process research and development	—	—	(41,739)	—	—
Amortization of other intangible assets	(11,880)	(10,890)	(4,288)	(32,280)	(4,425)

Operating income (loss)	273,890	379,917	(13,934)	729,017	99,939

Other income (expense):
Interest income	5,592	5,320	631	16,373	2,245
Interest expense	(32,332)	(27,115)	(2,213)	(47,034)	(6,448)
Foreign currency exchange gain, net	1,044	9,628	1,502	12,022	1,648
Impairment of equity investment	(7,517)	—	—	—	—
Gain on disposal of a subsidiary	10,307	—	—	—	—
Other income, net	534	3,857	579	873	120

Earnings (loss) before income tax expense, minority interests, and extraordinary items	251,518	371,607	(13,435)	711,251	97,504
Income tax expense	(16,719)	(55,991)	(4,251)	(113,377)	(15,543)

Earnings (loss) before minority interests, and extraordinary items	234,799	315,616	(17,686)	597,874	81,961
Minority interests	(52,349)	(27,260)	(1,799)	(33,074)	(4,534)

Earnings (loss) before extraordinary items	182,450	288,356	(19,485)	564,800	77,427

Extraordinary items:
Gains on acquisitions of additional equity interests in CECT, net of nil tax	48,157	17,796	—	28,689	3,933

Net income (loss)	230,607	306,152	(19,485)	593,489	81,360

Basic and diluted earnings (loss) per share:
Earnings (loss) before extraordinary items	4.56	7.21	(0.49)	11.69	1.60
Extraordinary gains	1.21	0.44	—	0.59	0.08

Earnings (loss) per share	5.77	7.65	(0.49)	12.28	1.68

Weighted average number of shares outstanding	40,000,000	40,000,000	40,000,000	48,322,000	48,322,000

See accompanying notes to the consolidated financial statements.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands)

	Old Basis (Note 2(a))		New Basis (Note 2(a))
		January 1,	November
	Year ended	2006 to	30, 2006 to
	December	November	December
	31, 2005	30, 2006	31, 2006	Year ended December 31, 2007
	RMB	RMB	RMB	RMB	US$

Cash flows from operating activities:

Net income (loss)	230,607	306,152	(19,485)	593,489	81,360

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

Depreciation	7,450	5,271	499	10,754	1,474
Land use rights expense	1	—	69	817	112
Impairment of equity investment	7,517	—	—	—	—
In-process research and development	—	—	41,739	—	—
Amortization of other intangible assets	11,880	10,890	4,288	32,280	4,425
Bad debt expense (recovery), net	987	(594)	(1)	3,384	464
Inventory write-downs	9,130	3,152	46	11,068	1,517
Foreign currency exchange gain, net	(1,044)	(9,833)	(1,498)	(12,290)	(1,685)
Deferred income taxes	(5,498)	260	(467)	(6,237)	(855)
(Gain) loss on disposal of property, machinery and equipment	(329)	8	—	57	8
Gain on disposal of a subsidiary	(10,307)	—	—	—	—
Minority interests	52,349	27,260	1,799	33,074	4,534
Share-based compensation	—	3,522	—	38,626	5,295
Extraordinary gains on acquisitions of additional equity interests in CECT, net of nil tax	(48,157)	(17,796)	—	(28,689)	(3,933)

Changes in operating assets and liabilities, net of effects of purchase of additional interest in CECT in 2005 and push-down accounting adjustments in 2006

Accounts receivable	(140,971)	106,019	(139,282)	124,945	17,128
Bills receivable	(184,347)	179,098	14,425	27,635	3,789
Inventories	25,035	106,883	(102,105)	(24,012)	(3,292)
Prepayments to suppliers	1,791	(24,302)	552	71,909	9,858
Prepaid expenses and other current assets	(2,551)	6,586	2,956	18,898	2,591
Amounts due from related parties	155	—	—	—	—
Accounts payable	98,602	(135,197)	(12,283)	(57,336)	(7,860)
Prepayments from customers	(7,805)	(24,898)	(3,146)	(10,804)	(1,481)
Accrued liabilities	20,148	12,112	(6,565)	6,041	828
Amounts due to related parties	(6,606)	—	—	—	—
Other payables and current liabilities	39,405	(33,564)	(1,370)	6,136	841
Income taxes payable	13,528	(7,651)	4,718	15,779	2,163

Net cash provided by (used in) operating activities	110,970	513,378	(215,111)	855,524	117,281

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(amounts in thousands)

	Old Basis (Note 2(a))		New Basis (Note 2(a))
		January 1,	November
	Year ended	2006 to	30, 2006 to
	December	November	December
	31, 2005	30, 2006	31, 2006	Year ended December 31, 2007
	RMB	RMB	RMB	RMB	US$

Cash flows from investing activities:

Purchase of property, machinery and equipment	(6,089)	(161,467)	(2)	(1,944)	(266)
Purchase of land use rights	—	(39,004)	—	—	—
Deposit for purchase of property, machinery and equipment	—	(133,085)	—	—	—
Refund of deposit for purchase of property, machinery and equipment	—	66,542	66,543	—	—
Restricted cash related to new bank borrowings	(102,964)	(67,999)	(8,864)	(222,870)	(30,553)
Release of restricted cash upon repayment of bank borrowings	70,338	78,255	5,754	247,788	33,969
Proceeds from the partial sale of an investment in affiliate	50,400	—	—	—	—
Purchases of additional equity interests in CECT	(126)	—	—	—	—
Collection of amounts due from China Electronics Financial Co. Ltd.	—	7,030	—	—	—
Proceeds from disposal of property, machinery and equipment	6,827	411	—	42	6

Net cash provided by (used in) investing activities	18,386	(249,317)	63,431	23,016	3,156

Cash flows from financing activities:

Net proceeds from issuance of ordinary shares, net of issuance cost of RMB134,531 (US$18,443)	—	—	—	1,026,611	140,736
Capital contributed by a minority shareholder of a subsidiary	—	—	—	2,100	287
Proceeds received from exercise of share options	—	—	—	30,911	4,238
Proceeds from short-term borrowings	972,160	1,089,219	23,883	1,496,963	205,215
Repayments of short-term borrowings	(970,256)	(1,116,271)	(31,100)	(1,108,831)	(152,007)
Proceeds from borrowings from Xing or from related parties on behalf of Xing	820,381	593,578	242,814	396,998	54,424
Repayments of borrowings from Xing or from related parties on behalf of Xing	(650,097)	(496,865)	(34,930)	(727,425)	(99,721)
Repayment of capital lease obligations	(3,775)	—	—	—	—

Net cash provided by financing activities	168,413	69,661	200,667	1,117,327	153,172

Effect of foreign exchange rate changes	(133)	—	—	(27,971)	(3,835)

Net increase in cash	297,636	333,722	48,987	1,967,896	269,774
Cash, beginning of year/period	81,741	379,377	713,099	762,086	104,473

Cash, end of year/period	379,377	713,099	762,086	2,729,982	374,247

Supplemental disclosure of cash flow information:

Interest paid	32,332	24,394	3,555	45,576	6,248
Income tax paid	8,689	63,382	—	103,835	14,235
Offset of payable for disposal of investment	(4,900)	—	—	—	—
Share issuance cost in the form of share-based payment	—	—	—	12,859	—
Payables for purchase of property, machinery and equipment	(474)	—	—	—	—
Additional supplemental cash flow information is set out in Note 18.
See accompanying notes to the consolidated financial statements.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPENHENSIVE INCOME
(amounts in thousands, except share data)

				Retained	Accumulated
	Ordinary shares		Additional	earnings	other		Total
	Number		paid-in	(accumulated	comprehensive		comprehensive
	of shares	Amount	capital	deficit)	loss	Total	income
		RMB	RMB	RMB	RMB	RMB	RMB
Old Basis (Note 2(a))

Balance as of January 1, 2005	40,000,000	83	308,283	30,990	—	339,356
Net income	—	—	—	230,607	—	230,607	230,607

Comprehensive income							230,607

Balance as of December 31, 2005	40,000,000	83	308,283	261,597	—	569,963
Net income for the period from January 1 to November 30, 2006	—	—	—	306,152	—	306,152	306,152

Comprehensive income							306,152

Share-based compensation	—	—	3,522	—	—	3,522

Balance as of November 30, 2006	40,000,000	83	311,805	567,749	—	879,637

New Basis (Note 2(a))
New Basis accounting adjustments (Note 3)	—	—	747,885	(567,749)	—	180,136
Net loss for the period from November 30 to December 31, 2006	—	—	—	(19,485)	—	(19,485)	(19,485)

Comprehensive income							(19,485)

Balance as of December 31, 2006	40,000,000	83	1,059,690	(19,485)	—	1,040,288
Net income	—	—	—	593,489	—	593,489	593,489
Foreign currency translation adjustments	—	—	—	—	(23,080)	(23,080)	(23,080)

Comprehensive income							570,409

Transfer of additional paid-in capital to share capital	—	308,283	(308,283)	—	—	—
Issuance of ordinary shares	12,500,000	1,021,219	—	—	—	1,021,219
Share-based compensation:
- options granted to a director and employees	—	—	38,626	—	—	38,626
- options granted to a consultant as ordinary share issuance cost	—	(12,859)	12,859	—	—	—

Balance as of December 31, 2007	52,500,000	1,316,726	802,892	574,004	(23,080)	2,670,542

US$		180,507	110,067	78,689	(3,164)	366,099

See accompanying notes to the consolidated financial statements.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)
1	Principal activities, organization and significant concentrations and risks

(a)	Principal activities

Qiao Xing Mobile Communication Co., Ltd. (the “Company”) and its subsidiaries (collectively, the “Group”) are principally engaged in the production and sales of mobile phones and accessories in the People’s Republic of China (the “PRC”).

(b)	Organization

The Company was incorporated in the British Virgin Islands (the “BVI”) on January 31, 2002. Prior to November 30, 2006, the Company was 80% owned by Qiao Xing Universal Telephone, Inc. (“Xing” or the “parent company”). The Company became a wholly owned subsidiary of Xing on November 30, 2006 when Xing acquired the remaining 20% equity interest in the Company from Galbo Enterprise Limited (“Galbo”).

On May 3, 2007, the Company listed its ordinary shares on the New York Stock Exchange (the “NYSE”) under the symbol “QXM”. On May 8, 2007, the Company and certain selling shareholders completed an initial public offering (the “IPO”) of 13,333,334 ordinary shares. The IPO, which was priced at US$12 per share, consisted of 12,500,000 new ordinary shares issued by the Company and 833,334 ordinary shares offered by the selling shareholders. Immediately prior to the completion of the IPO, the investors of US$40,000 senior convertible notes issued by Xing (Note 19(b)) exercised an option to convert the entire US$40,000 senior convertible notes into 7,800,000 ordinary shares of the Company that were held by Xing. As a result of the IPO and conversion of the senior convertible notes, Xing’s 100% ownership interest in the Company decreased to 61.33% as of December 31, 2007.

(c)	Significant concentrations and risks

The Group is subject to, among others, the following significant concentrations and risks:

Country

As substantially all of the Group’s operations are conducted in the PRC, the Group is subject to special considerations and significant risks not typically associated with companies operating in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Group’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, foreign currency exchange and remittance abroad, and rates and methods of taxation, among other things.

Revenue concentrations

Individual customers accounting for more than 10% of the Group’s revenue for the year ended December 31, 2005, the period from January 1, 2006 through November 30, 2006, the period from November 30, 2006 through December 31, 2006, and the year ended December 31, 2007, are as follows:

	Old Basis		New Basis
		January 1,	November
	Year ended	2006 to	30, 2006 to	Year ended
	December	November	December	December
	31, 2005	30, 2006	31, 2006	31, 2007

Shenzhen Laidi Technical Co., Ltd.	—	30%	13%	12%
Shenzhen Siecom Communication Technology Development Co., Ltd.	—	11%	23%	12%
Beijing Beidou Communication & Equipment Co., Ltd.	—	—	—	12%
Beijing Jinsheng Technical Co., Ltd.	—	16%	19%	—
Beijing Jiasheng Ruitong Electronics Co., Ltd.	23%	15%	—	—
Xi’an Ruiqiao Electronics Co., Ltd.	—	—	15%	—
Jinan Qiaoxing Telecommunication Co., Ltd.	—	—	14%	—
Wuhan Jiajiali Electronics Co., Ltd.	—	—	12%	—

Total	23%	72%	96%	36%

As of December 31, 2006 and 2007, the Group’s five largest accounts receivable accounted for approximately 68% and 67%, respectively, of the Group’s total accounts receivable.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
1	Principal activities, organization and significant concentrations and risks (continued)

(c)	Significant concentrations and risks (continued)

Concentrations of cash balances held at financial institutions

As of December 31, 2006 and 2007, cash of RMB762,074 and RMB2,711,907 (US$371,769), respectively, was held in uninsured accounts at major financial institutions located in the PRC, and cash of RMBNil and RMB17,512 (US$2,401), respectively, was held in uninsured accounts at major financial institutions located in the Hong Kong Special Administrative Region (the “HK SAR”). Further, as of December 31, 2006 and 2007, the Company’s cash balance included U.S. dollar denominated bank deposits of US$Nil and US$44,517 (equivalent to RMBNil and RMB324,737), respectively, in uninsured accounts at major institutions located in the PRC, and US$Nil and US$2,323 (equivalent to RMBNil and RMB16,946), respectively, in uninsured accounts at major financial institutions located in the HK SAR. Management believes that these major financial institutions are of high credit quality.

Technology

The Group is developing products which incorporate complex and evolving technologies that require substantial expenditures and resources. These new products may fail to be accepted at the rates or levels the Group anticipates and the Group may fail to realize the expected benefits from its investments in these new technologies. Further, the Group may experience greater variability in its operating results than in the past, particularly depending on the general economic conditions and the pace of development and acceptance of new technologies. Changes in the communication industry are expected to increase competition and change the competitive landscape and may adversely affect the Group’s operating results.

Suppliers

The Group purchases materials and components from various suppliers in the PRC. The Group believes that there are a number of suppliers in the PRC with the ability to consistently supply materials and components that meet the Group’s quality standards and requirements. In the event that a major supplier ceases to sell to the Group, the Group believes that it could shift to other suppliers without incurring undue costs.

2	Summary of significant accounting policies

(a)	Basis of presentation

The Group’s consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

On November 30, 2006, Xing acquired an additional 20% equity interest in the Company, which it had not already owned and as a result obtained 100% equity interest of the Company. Xing’s acquisition of the 20% minority interest in the Company has been accounted for by Xing using the purchase method. Accordingly, the purchase accounting adjustments as a result of Xing’s acquisition of the 20% minority interest in the Company have been push-downed and reflected in the accompanying financial statements.

Due to the impact of the changes arising from the push-down accounting adjustments (Note 3), the 2006 statements of operations presentation separates the results into two periods: (1) the period from January 1, 2006 through November 30, 2006 (“Old Basis”) and (2) the period from November 30, 2006 through December 31, 2006 (“New Basis”). A vertical black line is inserted to indicate the application of a new basis of accounting and separate the Old Basis and the New Basis presentations in the consolidated financial statements.

(b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its majority-owned subsidiaries. All significant inter-company balances and transactions have been eliminated upon consolidation.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
2	Summary of significant accounting policies (continued)

(c)	Cash, restricted cash and related party cash management arrangement

Cash consists of cash on hand and interest-bearing deposits placed with banks.

Cash that is restricted as to withdrawal for use or pledged as security is disclosed separately on the face of the consolidated balance sheet, and is not included in cash in the consolidated statements of cash flows. Restricted cash of RMB119,302 and RMB94,384 (US$12,939) as of December 31, 2006 and 2007 respectively, represents pledged deposits for securing short-term bank borrowings.

The Group participates in a cash management arrangement at the direction and discretion of Xing. Consequently, the Group periodically both transfers cash to and receives cash from certain related parties. These cash flows are unrelated to the production and delivery of the Group’s products and services and are not derived from transactions or other events that enter into the determination of the Group’s net income (loss). For purposes of the consolidated statements of cash flows, the cash inflows and outflows under this related party financing arrangement are presented under “cash flows from financing activities”.

(d)	Accounts and bills receivables

Accounts receivable are recorded at invoiced amount net of deductions for trade discounts. The Group maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Group determines the allowance for doubtful accounts based on the age of the accounts receivable balance, the customer’s historical payment history and its current credit-worthiness and current economic trends. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers.

To reduce the Group’s credit risk, the Group has required certain customers to pay for the sale of the Group’s products by bills receivable. Bills receivable represents interest-free short-term notes receivable issued by a financial institution that entitles the Group to receive the full face amount from the financial institution at a stated maturity date, which is within one year from the date of issuance.

In certain circumstances, the Group has sold, with recourse, bills receivables to banks. The recourse obligation represents the amount the Group would be obligated to repay to the extent that the issuing financial institution does not make payment upon maturity. Because the discounted bills receivables have not been legally isolated from the Group, the discounted bills receivables sold with recourse have been accounted for as short-term secured borrowings until the bills receivable are paid. Upon payment of bills receivable, the discounted bills receivables and related short-term secured borrowings are derecognized. Historically, the Group has experienced no losses on bills receivable. As of December 31, 2006 and 2007, discounted bills of RMB17,725 and RMBNil, respectively are included in short-term borrowings.

(e)	Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the first-in, first-out method. Costs of finished goods are composed of direct materials, direct labour and an attributable portion of manufacturing overhead based on normal operating capacity. Adjustments are recorded to write-down damaged, obsolete and slow-moving items to their estimated net residual value based on the ageing of the inventories, current and expected future market trends and conditions, and the physical condition of the inventory.

(f)	Prepayments to suppliers

Advance payments for purchases of raw materials are included in “prepayments to suppliers” and represent cash deposits paid to vendors for future purchases. The Group is required to make advance payments for certain new suppliers. Advanced payments are unsecured, non-interest bearing and expected to be utilized within one year.

The outstanding balance of “prepayments to suppliers” is reduced and reclassified to “inventories” when inventory is received and passes quality inspection based on the terms of the purchase order. Such reclassifications of RMB452,809, RMB1,178,203, RMB125,528 and RMB1,909,685 (US$261,794) for the year ended December 31, 2005, the period from January 1, 2006 through November 30, 2006, the period from November 30, 2006 through December 31, 2006, and the year ended December 31, 2007, respectively, are not reflected as cash outflows from operating activities.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
2	Summary of significant accounting policies (continued)

(g)	Property, machinery and equipment

Property, machinery and equipment are stated at cost less accumulated depreciation and impairment. Property, machinery and equipment acquired in a purchase business combination and upon acquisitions of minority interest are initially recorded based on a purchase price allocation. In addition, as a result of the application of push-down accounting (Note 3), the Group’s property, machinery and equipment have been adjusted to a new cost basis, which reflects Xing’s original 80% interest at depreciated cost and Xing’s 20% acquired interest at fair value as of November 30, 2006.

Major expenditures for betterments and renewals are capitalized. All ordinary repair and maintenance costs are expensed as incurred. Depreciation on property, machinery and equipment is provided using the straight-line method (after taking into account their respective estimated residual values) over the following estimated useful lives:

Buildings and improvements	5 — 30 years
Machinery and equipment	5 — 12 years
Furniture and office equipment	5 — 10 years
Motor vehicles	5 — 8 years
Depreciation of property, machinery and equipment attributable to manufacturing activities is capitalized as part of inventory and expensed to cost of goods sold when the inventory is sold. Depreciation related to abnormal amounts from idle capacity is charged to cost of goods sold in the period. When items are retired or otherwise disposed of, income is charged or credited for the difference between the net book value and proceeds received thereon. Assets to be disposed of are separately presented on the consolidated balance sheet and reported at the lower of their carrying amount or fair value less costs to sell, and are no longer depreciated.

(h)	Land use rights

Land use rights represent the exclusive right to occupy and use a piece of land in the PRC during the contractual period of the rights. Land use rights are carried at cost, subject to adjustments resulting from the effects of purchase accounting and push-down accounting, and are charged to expense on a straight-line basis over 50 years, the respective periods of the rights.

(i)	Goodwill and other intangible assets

Goodwill represents the excess of the cost of an acquisition over the fair value of net assets acquired. Goodwill is not amortized, but is instead tested for impairment at least annually.

Acquired intangible assets are recognized if it satisfies either the “contractual-legal” or “separability” criterion specified under U.S. GAAP. Such intangible assets are initially measured and recorded at fair value. As a result of the application of push-down accounting, other intangible assets have been adjusted to a new cost basis, which reflects Xing’s original 80% interest at amortized cost and the 20% acquired interest at fair value as of November 30, 2006.

Intangible assets with determinable useful lives are amortized as follows:

Customer relationships	3 — 5 years
Completed technology	1.8 — 5 years
Core technology	4 — 5 years
Backlog	4 — 5 months
Licences	5 years
Management has determined that the Group’s “CECT” brand name held by its subsidiary, CEC Telecom Co., Ltd. (“CECT”), does not have a determinable useful life. Consequently, the carrying amount of this brand name is not amortized but rather tested for impairment annually or more frequently if events or changes in circumstances indicate that the assets might be impaired. Such impairment test consists of a comparison of the fair value of the brand name with its carrying amount and an impairment loss is recognized if and when the carrying amount of the brand name exceeds its fair value.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
2	Summary of significant accounting policies (continued)

(j)	Impairment of long-lived assets

Long-lived assets with determinable useful lives, such as property, machinery and equipment and amortizable intangible assets, are tested for impairment if events or changes in circumstances indicate that the asset might be impaired. Recoverability of such assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Goodwill and the CECT brand name which are not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss would be recognized on the CECT brand name to the extent that the carrying amount of the CECT brand name exceeds its fair value. For goodwill, the impairment determination is made at the reporting unit level and consists of two steps. In the first step, the Company determines the fair value of its reporting unit and compares it to its carrying amount, including goodwill. Second, if the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Management has determined that CECT is the reporting unit for testing goodwill impairment. The fair value of the CECT is determined based on the market approach, under which the fair value is estimated based on market multiples of earnings for comparable companies.

(k)	Revenue recognition

The Group derives revenues principally from the sales of mobile phones and accessories in the PRC, and to a lesser extent the rendering of technical, processing and other related services.

Sales of mobile phones and accessories

Sales represent the invoiced amount, net of discounts, returns, volume rebates and price guarantees granted to customers. The Group recognizes revenue when products are received by the customers at the location designated by the customer and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the selling price is fixed or determinable.

The Group recognizes a liability for price guarantees, which generally cover a period of between three to four months, based on management’s estimates of future price reductions and the level of unsold inventories held by customers at the dates of expected price adjustments. Price guarantees reported as a reduction of revenues amounted to RMB28,299, RMB26,619, RMBNil and RMB2,943 (US$403), respectively for the year ended December 31, 2005, the period from January 1, 2006 through November 30, 2006, the period from November 30, 2006 through December 31, 2006, and the year ended December 31, 2007.

In the PRC, value-added-tax (“VAT”), at a rate of 17% of invoiced amount is collected on behalf of the PRC tax authorities. Revenue is recorded net of VAT. VAT collected from customers is offset against VAT paid for purchases and is recorded as a liability on the consolidated balance sheet until paid.

Provision of services

Revenues from the provision of technical, processing and other related services are recognized in the period when performance of the service is completed as agreed to in each written service agreement, the fee is fixed or determinable, and collection of relevant receivable is reasonably assured.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
2	Summary of significant accounting policies (continued)

(l)	Product warranties

The Group provides a warranty to customers that its products will meet the functionality standards agreed to in each sales arrangement. The Group provides for the estimated warranty costs under these guarantees based upon historical experience and management’s estimate of the level of future claims, and accrues for specific items at the time their existence is known and the amounts are estimable. Provisions of product warranty costs, which are charged to cost of goods sold, are analyzed as follows:

	Old Basis		New Basis
		January 1,	November
	Year ended	2006 to	30, 2006 to
	December	November	December	Year ended
	31, 2005	30, 2006	31, 2006	December 31, 2007
	RMB	RMB	RMB	RMB	US$

Balance at beginning of year/period	3,775	3,922	6,905	6,809	933
Provision	9,220	13,751	908	14,960	2,051
Utilization	(9,073)	(10,768)	(1,004)	(13,672)	(1,874)

Balance at end of year/period	3,922	6,905	6,809	8,097	1,110

(m)	Research and development costs and advertising costs

Research and development costs are expenses as incurred.

Adverting costs are charged to selling and distribution expenses when incurred. Advertising costs amounted to RMB13,787, RMB10,382, RMB2,491 and RMB26,445 (US$3,625) for the year ended December 31, 2005, the period from January 1, 2006 through November 30, 2006, the period from November 30, 2006 through December 31, 2006, and the year ended December 31, 2007, respectively.

(n)	Retirement and other postretirement benefits

Pursuant to relevant PRC regulations, the Group’s subsidiaries are required to make contributions to various defined contribution plans organized by the PRC government. The contributions are made for each qualifying PRC employee at 20% of a standard salary base as determined by the PRC governmental authority. Contributions to the defined contribution plans are charged to expense as the service is provided. For the year ended December 31, 2005, the period from January 1, 2006 through November 30, 2006, the period from November 30, 2006 through December 31, 2006, and the year ended December 31, 2007, contributions to the defined contribution plans were RMB647, RMB606, RMB45 and RMB624 (US$86) respectively. The Group has no other obligation for the payment of employee benefits associated with these plans beyond the contributions described above.

(o)	Share-based payments

The Group accounts for share based payments under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”). SFAS No. 123R requires that all compensation cost related to share options or similar equity instruments be measured at the fair value of the award and recognized over the requisite service period, which is generally the same as the vesting period. When no future services are required to be performed by the employee in exchange for the reward, and if such award does not contain a performance or market condition, the cost of the award (as measured based on the grant-date fair value) is expensed on the grant date.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
2	Summary of significant accounting policies (continued)

(p)	Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates or laws is recognized in the statement of operations in the period that the change in tax rates or tax laws is enacted.

On January 1, 2007, the Group adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standards No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertain tax positions. This interpretation requires that an entity recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. The Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the statement of operations. The adoption of FIN 48 on January 1, 2007 did not have any effect on the Group’s consolidated financial statements.

(q)	Foreign currency transactions

The reporting currency of the Group is Renminbi (“RMB”).

Through May 2, 2007, the Company’s functional currency was RMB. Effective May 3, 2007, the Company changed its functional currency to United States dollars (“U.S. dollar” or “US$”) due to the significant changes in the Company’s economic facts and circumstances upon the completion of the Company’s listing on the NYSE, which resulted in the Company’s financing activity being predominately denominated in and expected to continue to be predominately denominated in U.S. dollar.

The functional currency of all other companies within the Group is the RMB. Monetary assets and liabilities which are denominated in currencies other than RMB are translated into RMB using the applicable exchange rates quoted by the People’s Bank of China (the “PBOC”) at each balance sheet date. Transactions of the Company through May 2, 2007 and of all other companies within the Group denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the PBOC prevailing at the dates of transactions. Foreign exchange gains or losses resulting from the settlement of foreign currency transactions and from the translation at each period of assets and liabilities denominated in foreign currencies are recorded as foreign currency exchange gain, net in the consolidated statements of operations.

Effective from May 3, 2007, assets and liabilities of the Company are translated into RMB using the exchange rate as of the balance sheet date. Income and expenses are translated at average exchange rates prevailing during the period from May 3, 2007 through December 31, 2007. The gains and losses resulting from translation of financial statements of the Company are recorded as accumulated other comprehensive loss, a separate component within shareholders’ equity.

RMB is not freely convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for foreign exchange transactions are the rates of exchange quoted by the PBOC which are determined largely by supply and demand.

For the convenience of readers, certain 2007 RMB amounts included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00 = RMB7.2946, being the noon buy rate for U.S. dollars in effect on December 31, 2007 in the City of New York for cable transfer in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2007, or at any other date.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
2	Summary of significant accounting policies (continued)

(r)	Earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the year/period. Diluted earnings per share is calculated by dividing net income by the weighted average number of ordinary and dilutive ordinary shares equivalents outstanding during the year/period. Potential dilutive securities are not included in the calculation of diluted earnings (loss) per share if the impact is anti-dilutive. There were no ordinary shares equivalents outstanding during the year ended December 31, 2005, the period from January 1, 2006 through November 30, 2006 and the period from November 30, 2006 through December 31, 2006. Ordinary shares equivalents outstanding for the year ended December 31, 2007, consist of shares issuable pursuant to the Company’s stock option plan. Such ordinary share equivalents were anti-dilutive and accordingly excluded from the calculation of diluted earnings per share during the year ended December 31, 2007.

(s)	Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions in the Group’s consolidated financial statements include determining the fair values of assets and liabilities acquired in business combinations and purchase of additional equity interests in CECT from the minority interest holder, the estimated useful lives of property, machinery and equipment and intangible assets with determinable lives, recoverability of the carrying values of property, machinery and equipment, goodwill and other intangible assets, the fair value of share-based payments, allowances for doubtful receivables, realizable value of inventories, and deferred income tax assets, warranty obligations and price guarantees. Actual result could differ from those estimates.

(t)	Segment information

The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s operating segments. Management, including the chief operating decision maker, reviews operating results solely by monthly revenue and operating results of CECT, the operating subsidiary in the PRC. As such, management has determined that CECT is the Group’s only operating segment, as that term is defined by SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” As the Group’s operations and customers are principally all located in the PRC, no geographic information has been presented.

(u)	Contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments including past history and the specifics of each matter. As the Group has not become aware of any claims since operations commenced, the Group has not recognized a liability for any claims.

(v)	Reclassification

Certain reclassifications have been made to the prior years’ financial statements to conform to the current year’s presentation.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
2	Summary of significant accounting policies (continued)

(w)	Recently issued accounting standards

SFAS No. 157, “Fair Value Measurements”

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. In November 2007, the FASB proposed a one-year deferral of SFAS No. 157’s fair value measurement requirements for non-financial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. Management does not expect the adoption of SFAS No. 157 will have a material impact on the Group’s consolidated financial statements.

SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115”

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115.” SFAS No. 159 permits companies to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for the Group on January 1, 2008, although earlier adoption is permitted. The Group has elected not to adopt the fair value option as permitted under SFAS No. 159.

SFAS No. 141R, “Business Combinations”

In December 2007, the FASB issued SFAS No. 141R, a revision of SFAS No. 141, “Business Combinations”. SFAS No. 141R establishes requirements for the recognition and measurement of acquired assets, liabilities, goodwill, and non-controlling interests (formerly minority interests). SFAS No. 141R also provides disclosure requirements related to business combinations. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008. SFAS No. 141R will be applied prospectively to business combinations with an acquisition date on or after the effective date.

SFAS No. 160, “Non-Controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”

In December 2007, the FASB issued SFAS No. 160, “Non-Controlling Interests in Consolidated Financial Statements an amendment of ARB No. 51”. SFAS No. 160 establishes new standards for the accounting for and reporting of non-controlling interests and for the loss of control of partially owned and consolidated subsidiaries. SFAS No. 160 does not change the criteria for consolidating a partially owned entity. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The provisions of SFAS No. 160 will be applied prospectively upon adoption except for the presentation and disclosure requirements, which will be applied retrospectively. SFAS No. 160 states that accounting and reporting for minority interests will be recharacterized as non-controlling interests and classified as a component of equity. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. FAS 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more partially owned and consolidated subsidiaries. Except for the classification of minority interest as a component of equity, management does not expect the initial adoption of SFAS No. 160 will have a material impact on the Group’s consolidated financial statements.

SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133”

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133.” This statement requires enhanced disclosures for derivative instruments and hedging activities that include how and why an entity uses derivatives, how these instruments and the related hedged items are accounted for under SFAS No. 133 and related interpretations, and how derivative instruments and related hedged items affect the entity’s financial position, results of operations and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.

FASB Staff Position (“FSP”) No. Accounting Principles Board (“APB”) 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”

In May 2008, the FASB issued FSP No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement).” FSP No. APB 14-1 requires the issuer of convertible debt instruments with cash settlement features to account separately for the liability and equity components of the instrument. The debt would be recognized at the present value of its cash flows discounted using the issuer’s nonconvertible debt borrowing rate at the time of issuance. The equity component would be recognized as the difference between the proceeds from the issuance of the note and the fair value of the liability. FSP No. APB 14-1 will also require an accretion of the resultant debt discount over the expected life of the debt. The proposed transition guidance requires retrospective application to all periods presented, and does not grandfather existing instruments. FSP No. APB 14-1 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of the adoption of APB 14-1 on its consolidated financial statements.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
3	New Basis accounting adjustments

On November 30, 2006, Xing acquired the remaining 20% equity interest in the Company from Galbo for a total consideration of RMB356,064. As a result, the Company became a wholly owned subsidiary of Xing at the time and a new basis of accounting in the Group’s consolidated financial statements was required to push-down the effect of Xing’s acquisition of the 20% equity interest in the Company.

The original 80% equity interest held by Xing had no significant effect on the application of push-down accounting since it was obtained by Xing in 2002 in connection with the formation of the Company for which no purchase adjustments were recorded. The cost of the acquisition of the 20% equity interest has been allocated by Xing to the fair value of the Company’s identifiable net assets at the date of the acquisition based on the additional 20% ownership interest acquired.

The following presents the fair values attributable to the assets acquired and liabilities assumed by Xing. These values exclude the historical carrying values attributable to Xing’s original 80% equity interest in the Company:

November 30,
2006
RMB

Inventories	28,530
Property, machinery and equipment	36,737
Net deferred income tax liabilities	(8,746)
Other tangible assets and liabilities acquired	100,048
Intangible assets:
- In-process research and development	41,739
- Other intangible assets	63,656
Goodwill (Note 8)	94,100

Purchase price allocated	356,064

Satisfied by:
- Cash consideration	170,343
- Fair value of Xing’s share issued (1,562,348 shares @ US$15.17 each)	185,721

Total consideration	356,064

The effects of the push-down accounting adjustments consist of the following:
(i)	Fair value adjustments to the extent of Xing’s additional 20% acquired interest relating to inventories of RMB1,053, property, machinery and equipment of RMB1,478 and other intangible assets of RMB55,247. In addition, the accumulated depreciation and accumulated amortization balances as of November 30, 2006 related to Xing’s original 80% ownership interest in the Company have been eliminated against the gross carrying value of the respective property, machinery and equipment, and other intangible assets to establish a new cost basis of these assets.

(ii)	In-process research and development of RMB41,739, representing Xing’s acquired interest in the estimated fair value of product technologies under development as of November 30, 2006. These product development projects and related research and development activities have no alternative future use, and were charged to expense by Xing and pushed down to the Group’s consolidated statements of operations for the period from November 30, 2006 to December 31, 2006. In-process research and development as of November 30, 2006 was valued using the multi-period excess earnings method. Under this method, the value of the in-process research and development asset is determined as the present value of the incremental after-tax cash flows attributable only to that asset.

(iii)	Adjustments to deferred income taxes related to the temporary differences resulting from the above push-down accounting adjustments. In accordance with EITF Issue No. 96-7, “Accounting for Deferred Taxes on In-Process Research and Development Activities Acquired in a Purchase Business Combination”, in-process research and development is charged to expense on a gross basis and does not reflect any tax benefit.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
3	New Basis accounting adjustments (continued)
(iv)	Adjustments to goodwill under the new basis of accounting, which represented the sum of 80% of the goodwill arising from the initial acquisition of CECT on February 8, 2003 and the goodwill arising from Xing’s acquisition of the remaining 20% interest in the Company. In addition, retained earnings of the Group as of November 30, 2006, excluding the effect of the in-process research and development charge, have been eliminated with a corresponding adjustment to additional paid-in capital.
4	Acquisitions

The Company accounts for its step-up acquisitions of the equity interests in CECT using the purchase method. This method requires that the acquisition cost to be allocated to the assets acquired, including separately identifiable intangible assets, and liabilities assumed, based on a pro-rata share of their estimated fair values. The Company makes estimates and judgments in determining the fair value of the assets acquired and liabilities assumed based on independent appraisal reports as well as its experience in valuation of similar assets and liabilities. If different judgments or assumptions were used, the amounts assigned to the individual acquired assets or liabilities could be materially different. For each of the Group’s acquisitions the fair value of underlying net assets, representing the Company’s additional equity interest acquired in CECT, exceeded the Company’s purchase price, giving rise to negative goodwill. Such negative goodwill was first allocated to reduce the purchase price allocated to certain assets. The remaining unallocated negative goodwill has been recognized as an extraordinary gain in the consolidated statements of operations in the year of acquisition.

Subsequent to the acquisition of an initial 65% equity interest (Note 8), the Company’s acquisitions of additional equity interest in CECT include the following:

Acquisition of additional equity interest in CECT on July 31, 2005

On July 31, 2005, the Company completed the acquisition of an additional 25% equity interest in CECT from Huizhou Qiao Xing Communication Industry Ltd. (“QXCI”), a subsidiary of Xing, for a total consideration of RMB75,000. QXCI acquired the 25% equity interest in CECT from China Electronics Corporation (“CEC”) at the same consideration of RMB75,000 on July 29, 2005 on behalf of the Company and in contemplation that the 25% equity interest in CECT acquired would be transferred to the Company on the same terms shortly after the purchase. The transaction was structured to facilitate the governmental approval process for the acquisition. The favorable purchase price primarily reflected the facts that (i) CEC sought to dispose of its interest in CECT on an accelerated basis to complete its own group restructuring plans, and (ii) it became easier for domestic enterprises to manufacture mobile handsets in China due to regulatory changes, which reduced the marketability and demand for the license held by CECT.

Additional capital injection into CECT on July 31, 2006

On July 31, 2006, the Company injected additional capital of US$18,750 (RMB149,600) into CECT in the form of cash. The minority shareholder did not participate in the capital injection and as a result, the Company’s equity interest in CECT increased from 90% to 93.41%.

Additional capital injection into CECT on June 30, 2007

On June 30, 2007, the Company injected additional capital of US$50,000 (RMB380,425) into CECT in the form of cash. The minority shareholder did not participate in the capital injection and as a result, the Company’s equity interest in CECT increased from 93.41% to 96.55%.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
4	Acquisitions (continued)

The following table summarizes the purchase price allocated to the fair value of the Company’s share of net assets acquired for each acquisition at acquisition dates:

	July 31,	July 31,
	2005	2006	June 30, 2007
	RMB	RMB	RMB	US$
Consideration:
Total cash consideration	4,607	149,600	380,425	52,152
Less: Ownership interest in cash consideration	—	(139,742)	(367,295)	(50,352)

Net cash consideration	4,607	9,858	13,130	1,800
Additional consideration:
- Investment in China Electronics Financial Co., Ltd. (Note (a))	20,000	—	—	—
- Investment in Beijing Jinxin Hengtong Technology Company Limited (Note (b))	50,393	—	—	—

Total purchase consideration	75,000	9,858	13,130	1,800

Fair value of assets acquired:
Property, machinery and equipment	9,810	1,511	5,929	813
Land use rights	—	—	1,222	168
Other tangible assets and liabilities acquired	123,157	27,654	41,819	5,733
In-process research and development	65,237	6,287	7,981	1,094
Other intangible assets	67,617	13,914	16,009	2,195

Fair value of net assets acquired	265,821	49,366	72,960	10,003

Negative goodwill	190,821	39,508	59,830	8,203

Allocation of negative goodwill:
Property, machinery and equipment	(9,810)	(1,511)	(5,929)	(813)
Land use rights	—	—	(1,222)	(168)
In-process research and development	(65,237)	(6,287)	(7,981)	(1,094)
Other intangible assets	(67,617)	(13,914)	(16,009)	(2,195)

Negative goodwill allocated to fair value of long term assets	(142,664)	(21,712)	(31,141)	(4,270)

Extraordinary item — gain on acquisition of additional equity interest in CECT	48,157	17,796	28,689	3,933

(a)	Investment in China Electronics Financial Co., Ltd. (“CEFCL”)

CECT’s 3.86% interest in CEFCL, which was invested prior to the Company’s initial acquisition of CECT on February 8, 2003, had an original investment costs of RMB20,000. The investment in CEFCL had continued to be accounted for under the cost method up till July 29, 2005, when such investment was transferred to QXCI (and thereafter to CEC) at a consideration of RMB20,000. No dividends or other distributions were received from CEFCL during this holding period and accordingly, the carrying value of the investment remained at RMB20,000 as at July 29, 2005, when the Company was offered by CEC to repurchase the 3.86% non-controlling interest at RMB20,000 and use that as part of the total consideration for the Company’s acquisition of the additional 25% equity interest in CECT.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
4	Acquisitions (continued)

(b)	Investment in Beijing Jinxin Hengtong Technology Company Limited (“BJHTCL”)

BJHTCL was 90% owned by CECT at the date of the Company’s initial acquisition of CECT on February 8, 2003. Prior to the transfer to QXCI (and thereafter to CEC) as part of the consideration for the Company’s acquisition of the additional 25% equity interests in CECT, the major assets of BJHTCL were buildings and structures located in Beijing, and the related land use right. Based on an external valuation report, the aggregate fair value of buildings and structures, and the land use right held by BJHTCL was RMB48,700 at July 29, 2005, which together with the aggregate carrying amount of cash and other receivables of RMB886, gave an estimated fair value of BJHTCL of RMB49,586. Management has considered that the difference of RMB807 between the estimated fair value of RMB49,586 and the offer by CEC of RMB50,393 is immaterial.

The gain on disposal of BJHTCL of RMB10,307, as recognized in the consolidated statements of operations for the year ended December 31, 2005, is calculated as follows:

RMB

Fair value of investment in BJHTCL	50,393
Net assets disposed of (Note 18)	(40,086)

Gain on disposal of subsidiary	10,307

5	Accounts receivable, net

Accounts receivable, net consists of the following:

	December 31,
	2006	2007
	RMB	RMB	US$

Accounts receivable	548,938	423,993	58,124
Less: Allowance for doubtful accounts	(2,045)	(5,429)	(744)

Accounts receivable, net	546,893	418,564	57,380

The following table presents the movement of the allowance for doubtful accounts:

	Old Basis		New Basis
		January 1,	November
	Year ended	2006 to	30, 2006 to
	December	November	December	Year ended
	31, 2005	30, 2006	31, 2006	December 31, 2007
	RMB	RMB	RMB	RMB	US$
Balance at beginning of year/period	1,653	2,640	2,046	2,045	280
Bad debt expense	1,001	—	—	3,384	464
Bad debt recovery	(14)	(594)	(1)	—	—

Balance at end of year/period	2,640	2,046	2,045	5,429	744

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 30 to 90 days from the date of billing. Normally, the Group does not obtain collateral from customers.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
6	Inventories

Inventories by category consist of the following:

	December 31,
	2006	2007
	RMB	RMB	US$

Raw materials	131,998	119,373	16,365
Finished goods	31,835	57,906	7,938

Total inventories	163,833	177,279	24,303

Inventories write-downs of RMB9,130, RMB3,152, RMB46 and RMB11,068 (US$1,517) for the year ended December 31, 2005, the period from January 1, 2006 through November 30, 2006, the period from November 30, 2006 through December 31, 2006, and the year ended December 31, 2007, respectively, were charged to cost of goods sold.
Inventories sold during the year ended December 31, 2005, the period from January 1, 2006 through November 30, 2006, the period from November 30, 2006 through December 31, 2006, and the year ended December 31, 2007, include recovery of previously written down inventory of RMB5,996, RMB16,033, RMBNil and RMB266 (US$36), respectively, as a result of the subsequent sale of such inventory at amounts that were higher than the written down value.
7	Property, machinery and equipment, net

Property, machinery and equipment consist of the following:

	December 31,
	2006	2007
	RMB	RMB	US$

Buildings and improvements	153,741	148,956	20,420
Machinery and equipment	34,608	32,915	4,512
Furniture and office equipment	1,962	1,948	267
Motor vehicles	699	1,728	237

Total property, machinery, and equipment	191,010	185,547	25,436
Less: accumulated depreciation	(499)	(10,078)	(1,381)

Property ,machinery, and equipment, net	190,511	175,469	24,055

All the Group’s property, machinery and equipment are located in the PRC.
Applications for the property ownership certificates of three buildings with net book value of approximately RMB2,557 as of December 31, 2007, were still in progress and have not been issued to the Group by the relevant offices of the State-owned Land Bureau in the PRC.
Depreciation charge for each of the year/period was allocated to the following expenses items:

	Old Basis		New Basis
		January 1,	November
	Year ended	2006 to	30, 2006 to
	December	November	December	Year ended
	31, 2005	30, 2006	31, 2006	December 31, 2007
	RMB	RMB	RMB	RMB	US$

Cost of goods sold	4,172	3,584	344	9,192	1,260
Selling and distribution expenses	75	53	—	6	1
General and administrative expenses	3,203	1,634	155	1,556	213

Total	7,450	5,271	499	10,754	1,474

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
8	Goodwill

On February 8, 2003, the Company completed the acquisition of its initial 65% equity interest in CECT which resulted in the recognition of goodwill of RMB23,393 (“Old Basis”). Such historical goodwill was subsequently adjusted to RMB18,714 to reflect the effects of the application of push-down accounting on November 30, 2006 (“New Basis”). Goodwill also includes RMB94,100, which arose from Xing’s acquisition of the remaining 20% interest in the Company, which upon application of push-down accounting was recognized on the Company’s consolidated financial statements (Note 3).

9	Other intangible assets, net

Intangible assets, which arose from the acquisition of the Group’s initial 65% equity interest in CECT on February 8, 2003, and from the push-down accounting adjustments on November 30, 2006 upon Xing’s acquisition of an additional 20% equity interest in the Company (as discussed in Note 3), comprise the following components:

	December 31, 2006
	Gross		Other
	carrying	Accumulated	intangibles
	amount	amortization	assets, net
	RMB	RMB	RMB

“CECT” brand	39,835	—	39,835
Customer relationships	5,418	(306)	5,112
Completed technology	16,950	(823)	16,127
Core technology	24,193	(742)	23,451
Backlog	9,175	(2,294)	6,881
Licenses	1,725	(123)	1,602

Total	97,296	(4,288)	93,008

	December 31, 2007
	Gross
	carrying	Accumulated
	amount	amortization	Other intangible assets, net
	RMB	RMB	RMB	US$

“CECT” brand	39,835	—	39,835	5,461
Customer relationships	5,418	(4,470)	948	130
Completed technology	16,950	(10,866)	6,084	834
Core technology	24,193	(10,455)	13,738	1,883
Backlog	9,175	(9,175)	—	—
Licenses	1,725	(1,602)	123	17

Total	97,296	(36,568)	60,728	8,325

The fair value of the “CECT” brand name was estimated using the Relief-from-Royalty Method, a discounted cash flow approach which brings into play, in the case of CECT, a single set of estimated cash flows and a discount rate commensurate with the risk. The cash flow contribution from the brand name comes from savings in royalty that CECT would have to pay to a third party for the use of its brand name if CECT had not had the right to use it but nevertheless had wanted its products to have a recognized brand. The cash flow contribution of the “CECT” brand name is linked to the cash inflow from the sales revenue of CECT. As there is a lack of publicly available information about comparable licensing transactions in the PRC suitable for the Group’s purpose, the royalty savings as a percentage of sales revenue is estimated by comparing the operational profit margin as a percentage of sales revenue of CECT with its superior “CECT” brand name with those of comparable companies in the PRC which operate on an OEM sub-contractor basis or with an inferior brand. Also, marketing expense is required to maintain the brand name for CECT. An average of marketing expense as a percentage of sales revenue is taken from the statements of operations of CECT in the medium term forecast. This percentage is then used to estimate cash outflow relating to marketing expense in the cash flow forecast under the Relief-from-Royalty Method.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
9	Other intangible assets, net (continued)

Amortization of other intangible assets is recognized on a straight-line basis over the estimated useful lives. The expected future amortization expense is as follows:

RMB
Year ending December 31,
- 2008	11,727
- 2009	4,733
- 2010	4,433

Total	20,893

10	Short-term borrowings

Short-term borrowings consist of the following:

	December 31,
	2006	2007
	RMB	RMB	US$

Bills payable	216,978	197,335	27,052
Bank loans	368,087	786,569	107,829
Other borrowings, secured by bills receivable	17,725	—	—

Total short-term borrowings	602,790	983,904	134,881

Bills payable represents bank borrowings with payment terms of not more than 180 days and are non-interest bearing unless they become trust receipt loans which then bear interest at the prevailing bank lending rates.
During each of the periods presented, the Group entered into various loan agreements with commercial banks in the PRC at terms ranging from three months to one year. The weighted average interest rate on bank loans was 5.8%, 6.0%, 6.4% and 6.7% per annum for the year ended December 31, 2005, the period from January 1, 2006 through November 30, 2006, the period from November 30, 2006 through December 31, 2006, and the year ended December 31, 2007, respectively. The principal amounts of these short-term loans are repayable at the end of the loan period, while the related interest expense of these short-term loans is payable on a monthly or quarterly basis.
Short-term borrowings of RMB78,087 and RMB73,046 as of December 31, 2006 and 2007, respectively are subject to certain financial covenants relating to certain of the Group’s and Xing’s tangible net worth, borrowing to tangible net worth plus minority interest, current ratio, and interest to earnings before interest and taxes ratios. If the Group were to breach the covenants the drawn down facilities would become payable on demand. The Group was in compliance with these financial covenants as of December 31, 2006 and 2007.
Short-term borrowings are secured by the following:

	December 31,
	2006	2007
	RMB	RMB	US$

Pledged by:	119,302	94,384	12,939
- Bank deposits	17,725	—	—
- Bills receivable
Guarantees provided by:
- Qiao Xing Group Limited (“QXGL”)	449,000	160,000	21,934
- QXGL and directors of the Company	400,000	570,000	78,140
- Xing	78,087	338,006	46,336
- director of the Company	60,000	—	—

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
11	Segment information

The Group has one operating segment — CECT, the operating subsidiary in the PRC. The results of CECT used by the management to evaluate business performance are based on U.S. GAAP and those accounting policies are consistent with those used in the preparation of the consolidated financial statements.

Segment income is determined based on income before income tax expense, minority interests and extraordinary items and further excludes amortization of other intangible assets, in-process research and development, impairment of equity investment, fair value adjustments on inventories, property, machinery and equipment, and land use rights and interest income, administrative expenses and net foreign currency exchange gains or losses of the Company. Segment assets consist of total assets of CECT excluding goodwill, other intangible assets, fair value adjustments on property, machinery and equipment, and land use rights, and assets held by the Company.

	Old Basis		New Basis
	Year	January 1,	November
	ended	2006 to	30, 2006 to
	December	November	December	Year ended
	31, 2005	30, 2006	31, 2006	December 31, 2007
	RMB	RMB	RMB	RMB	US$

Revenues
- Sales of mobile phones and accessories	1,806,076	2,239,458	254,546	3,113,756	426,858
- Services and other revenues	58,049	41,740	1,467	27,338	3,747

Total segment and consolidated revenue	1,864,125	2,281,198	256,013	3,141,094	430,605

Segment income	269,159	377,723	32,320	746,618	102,352

Segment assets	1,733,016	1,927,111	2,136,120	3,492,959	478,842

Interest income	5,592	5,320	631	10,619	1,456

Interest expense	(32,332)	(27,115)	(2,213)	(47,034)	(6,448)

Depreciation	(8,051)	(6,677)	(630)	(12,504)	(1,714)

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
11	Segment information (continued)

A reconciliation of segment income to consolidated income (loss) before income tax expense, minority interests and extraordinary items for the year ended December 31, 2005, the period from January 1, 2006 through November 30, 2006, the period from November 30, 2006 through December 31, 2006 and the year ended December 31, 2007 is as follows:

	Old Basis		New Basis
		January 1,	November
	Year ended	2006 to	30, 2006 to
	December	November	December	Year ended
	31, 2005	30, 2006	31, 2006	December 31, 2007
	RMB	RMB	RMB	RMB	US$

Segment income — CECT	269,159	377,723	32,320	746,618	102,352
In-process research and development	—	—	(41,739)	—	—
Amortization of other intangible assets	(11,880)	(10,890)	(4,288)	(32,280)	(4,425)
Impairment of other equity investment	(7,517)	—	—	—	—
Fair value adjustment on property, machinery and equipment	601	1,406	131	1,750	240
Fair value adjustment on inventories	—	—	(1,053)	(502)	(69)
Fair value adjustment on land use rights	—	—	—	13	2
Interest income, administrative expenses and net foreign currency exchange gain (loss) of the Company	1,155	3,368	1,194	(4,348)	(596)

Consolidated earnings (loss) before income tax expense, minority interests, and extraordinary items	251,518	371,607	(13,435)	711,251	97,504

A reconciliation of segment assets to consolidated total assets as of December 31, 2006 and 2007 is as follows:

	December 31,
	2006	2007
	RMB	RMB	US$

Total segment assets — CECT	2,136,120	3,492,959	478,842
- Goodwill	112,814	112,814	15,465
- Other intangible assets, net	93,008	60,728	8,325
- Property, machinery and equipment, net	(9,658)	(14,042)	(1,925)
- Land use rights	—	(1,169)	(160)
- Assets held by the Company	3,868	342,812	46,996

Total assets	2,336,152	3,994,102	547,543

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
12	Income taxes

The Company and its subsidiaries are subject to income tax on an entity basis on income arising in or derived from the tax jurisdictions in which they operate.

The Company was incorporated under the International Business Companies Act of the BVI and, accordingly, is exempt from BVI income taxes.

Substantially all of the Group’s income before income tax expense, minority interests, and extraordinary items is generated in the PRC by CECT, which was regarded as a “high-tech enterprise” by the PRC government and was granted a preferential PRC enterprise income tax rate of 15%. Further, CECT was granted a tax holiday from the PRC enterprise income tax for the period from May 22, 2000 to December 31, 2002, and entitled to a 7.5% PRC enterprise income tax rate from January 1, 2003 through December 31, 2005. The branch of CECT at Huizhou, the PRC, is subject to the PRC enterprise income tax at a rate of 24% as the branch is regarded as a manufacturing entity located at the coastal zone.

On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Enterprise Income Tax Law of the PRC (the “New Tax Law”) which took effect on January 1, 2008. Further, on December 6, 2007, the State Council released the implementation rules to the Enterprise Income Tax Law. According to the New Tax Law, from January 1, 2008 the applicable enterprise income tax rates for enterprises in the PRC will be 25%. However, certain “qualifying high-technology enterprises” will be entitled to a reduced enterprise income tax rate of 15% if they are recognized and obtain the approval as “qualifying high-technology enterprises” under the New Tax Law. The detailed application of the newly introduced preferential tax policies have yet to be made public.

Under the New Tax Law and before obtaining any “qualifying high-technology enterprise” status, CECT, including its Huizhou branch, would be subject to the enterprise income tax rate of 25% commencing from the year beginning January 1, 2008. The deferred tax assets and liabilities of CECT are measured using the enacted tax rate of 25% that is expected to apply in the years in which those temporary differences are expected to be recovered or settled. In the event that CECT is subsequently granted the “qualifying high-technology enterprise” status under the New Tax Law, adjustments will be made to the deferred tax balance of CECT in the year that such status is obtained.

The New Tax Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China for distribution of earnings generated after January 1, 2008. Under the New Tax Law the distribution of earnings generated prior to January 1, 2008 are exempt from the withholding tax, therefore, the Company has not recognized a deferred tax liability for the undistributed earnings through December 31, 2007.

Income tax expense consists of the following:

	Old Basis		New Basis
	Year	January 1,	November
	ended	2006 to	30, 2006 to
	December	November	December	Year ended
	31, 2005	30, 2006	31, 2006	December 31, 2007
	RMB	RMB	RMB	RMB	US$

Current expense	22,217	55,731	4,718	119,614	16,398
Deferred expense (benefit)	(5,498)	260	(467)	(6,237)	(855)

Total income tax expense	16,719	55,991	4,251	113,377	15,543

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
12	Income taxes (continued)

Substantially all of the taxable income of the Group is generated by CECT, the Group’s subsidiary located in the PRC that is subject to the PRC enterprise income tax. A reconciliation of the expected income tax expense (based on the PRC statutory income tax rate) to the actual income tax expense is as follows:

	Old Basis		New Basis
	Year	January 1,	November
	ended	2006 to	30, 2006 to
	December	November	December	Year ended
	31, 2005	30, 2006	31, 2006	December 31, 2007
	RMB	RMB	RMB	RMB	US$

Expected tax based on PRC statutory income tax rate at 33%	83,001	122,630	(4,434)	234,713	32,176
Tax effect of preferential tax rates	(46,200)	(67,160)	(4,753)	(134,627)	(18,455)
Tax effect of tax holidays	(24,120)	—	—	—	—
Tax rate differential of the Company	(381)	(2,274)	(394)	2,189	300
Non-deductible in-process research and development	—	—	13,775	—	—
Non-deductible advertising expenses	2,315	1,239	54	—	—
Non-deductible share-based compensation expenses	—	149	—	10,037	1,376
Other non-deductible expenses	2,112	1,407	3	1,065	146
Non-taxable income	(8)	—	—	—	—

Actual income tax expense	16,719	55,991	4,251	113,377	15,543

Effect of tax holidays per share	0.60	—	—	—	—

Deferred income tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of those amounts shown on the consolidated balance sheets are as follows:

	December 31,
	2006	2007
	RMB	RMB	US$

Deferred tax assets:
Allowance for doubtful accounts	352	868	119
Inventory write-off’s	2,587	3,602	494
Accrued product warranties	1,021	1,215	166
Property, machinery and equipment, net	2,212	3,268	448
Land use rights	—	281	39

Total deferred tax assets	6,172	9,234	1,266

Deferred tax liability:
Other intangible assets, net	(13,952)	(9,110)	(1,249)

Net deferred tax asset (liability)	(7,780)	124	17

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
12	Income taxes (continued)

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the Group will realize the benefits of the deductible differences as of December 31, 2006 and 2007. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

As of January 1, 2007, the Group has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods and does not believe there will be any significant increases or decreases within the next twelve months. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years from 2005 to 2007 if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations extends to five years from 2003 to 2007 under special circumstances, which are not clearly defined. In the case of a related party transaction, the statute of limitation is ten years from 1998 to 2007. There is no statute of limitation in the case of tax evasion.

13	Distribution of income

For the year ended December 31, 2005, the period from January 1, 2006 through November 30, 2006, the period from November 30, 2006 through December 31, 2006, and the year ended December 31, 2007, substantially all of the Group’s income was contributed by CECT. Income of CECT, as determined under generally accepted accounting principles in the PRC (the “PRC GAAP”), is distributable after transfer to dedicated statutory reserve funds, namely, the general reserve, the enterprise expansion fund, and the staff welfare and bonus fund, pursuant to the laws applicable to Foreign Investment Enterprises in the PRC and the Company’s articles of association. These reserve funds can only be used for specific purposes and are not distributable as cash dividends. Under the relevant regulations, CECT is required to transfer at least 10% of its annual PRC GAAP income to the general reserve until such reserve reaches 50% of its registered capital.

Transfers to the enterprise expansion fund and the staff welfare and bonus fund are at the discretion of the board of directors of CECT. For the year ended December 31, 2005, the period from January 1, 2006 through November 30, 2006, the period from November 30, 2006 through December 31, 2006, and the year ended December 31, 2007, CECT had made transfers to the general reserve of approximately RMB24,228, RMBNil, RMB29,118 and RMB65,796 (US$9,020), respectively. The board of directors of CECT did not recommend any transfers to the enterprise expansion fund and the staff welfare and bonus fund for the year ended December 31, 2005, the period from January 1, 2006 through November 30, 2006, the period from November 30, 2006 through December 31, 2006 and the year ended December 31, 2007. The accumulated balance of statutory reserve funds maintained at CECT as of December 31, 2006 and 2007 were RMB67,131 and RMB137,126 (US$18,798), respectively.

14	Ordinary shares

Pursuant to a shareholders’ resolution of the Company passed on January 8, 2007, the par value of the Company’s shares was reduced to nil and the Company was authorized to issue an unlimited number of ordinary shares. As a result, the Company’s additional paid-in capital account as of January 8, 2007 of approximately RMB308,283, which relates to the proceeds from issuance of ordinary shares in prior periods, was transferred to and became part of the Company’s ordinary share capital.

On April 13, 2007, the Company’s Board of Directors and Xing approved and executed a 40-for-one split of the Company’s ordinary shares. All shares and per share amounts presented in the accompanying consolidated financial statements have been presented on a retroactive basis to reflect the effect of the share split.

On May 3, 2007, the Company issued 12,500,000 new ordinary shares at US$12 per share in connection with its IPO on the NYSE. The net proceeds from the IPO, after deduction of related expenses, amounted to approximately RMB1,021,219 (US$139,997).

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
15	Share-based compensation

(a)	Xing 2005 Stock Plan

On December 2, 2005, the shareholders of the Company’s parent company, Xing, approved and adopted the 2005 Stock Compensation Plan of Xing (the “Xing 2005 Stock Plan”), which allows for the issuance of either incentive stock options and or non-qualified stock options to certain directors, employees and external advisors of Xing and its subsidiary companies. A total of 2,000,000 common shares were authorized and reserved for issuance under the Xing 2005 Stock Plan as of December 31, 2005.

On February 24, 2006, pursuant to the Xing 2005 Stock Plan, Xing granted a total of 2,000,000 share options, of which 120,000 share options were granted to a director and 1,880,000 share options were granted to certain employees of the Group, as compensation for services rendered by them to the Group. The fair value of these options was estimated at the date of grant to be US$3.6495 each by using the Black-Scholes option pricing model. These options, each of which gives the holder the right to subscribe for one ordinary share of Xing at an exercise price of US$7.00, vested immediately and were exercisable within a period of ten years from the date of grant. The options granted are not exercisable into ordinary share of the Company. The Group recorded share-based compensation expense of RMB3,522 (US$451), being the fair value of the options at the date of grant as computed using the Black-Scholes option pricing model, in the period from January 1, 2006 through November 30, 2006 and a corresponding credit to additional paid-in capital. No other options were granted to the directors or the employees of the Group pursuant to the Xing 2005 Stock Plan for the period from November 30, 2006 to December 31, 2006 and for the year ended December 31, 2007.

(b)	QXMC 2007 Stock Plan

Pursuant to a shareholders’ resolution passed on March 19, 2007, the Company adopted an equity incentive plan (the “QXMC 2007 Stock Plan”) under which the Company may grant incentive stock options, nonstatutory stock options, restricted stock, stock appreciation rights, restricted stock units, performance units, performance shares and other stock based awards to certain qualifying directors, employees and consultants of the Group in accordance with the provisions of the QXMC 2007 Stock Plan.

On March 19, 2007, the Company granted stock options to a director and various employees of the Group to purchase 2,716,520 shares of the Company’s ordinary shares at an exercise price of US$7.50 per share. The options granted have terms ranging from 2 to 6 years from the date of grant and vest on various dates commencing from November 1, 2007.

The fair value of the share options on the date of grant was estimated by management using the Black-Scholes option pricing based on the following assumptions:

Fair value of underlying ordinary shares on grant date	US$	10.43
Expected share price volatility		47.50%
Expected dividend yield		0.0%
Expected term (in years)		3.5
Risk-free interest rate		5.0%
The estimated fair value of the Company’s underlying shares on the date of grant was determined by management considering the valuation performed by American Appraisal China Limited, an unrelated independent valuation firm. Because the Company did not have a trading history at the time the options were issued, the weighted average expected volatility of 47.50% was estimated based on the average volatility of several comparable listed companies in the telecommunication equipment sector. The risk-free rate for periods within the contractual life of the options is based on the market yield of U.S. dollar China International Government Bonds in effect at the time of grant. The expected dividend yield was based on historical dividends. The expected term was estimated based on the average vesting and contractual terms as the Company does not have sufficient data on which to estimate the expected future exercises of the option granted. Changes in these subjective input assumptions could materially affect the fair value estimates.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
15	Share-based compensation (continued)

(b)	QXMC 2007 Stock Plan (continued)

The Company recognizes compensation cost based on the grant date fair value over the period that the employees are required to provide services in exchange for the award. The amount of share-based compensation expense recognized for the options was approximately US$5,119 (RMB38,626) during the year ended December 31, 2007, of which 1% was charged to selling and distribution expenses, 94% to general and administrative expenses and 5% to research and development expenses, with a corresponding increase in additional paid-in capital. As of December 31, 2007, the total unrecognized compensation cost related to unvested share options amounted to US$9,080, which is expected to be recognized over a remaining weighted average vesting periods of 2.2 years.

In addition, on March 19, 2007, in consideration of services rendered in connection with the Company’s IPO, the Company also granted an option to a consultant to purchase up to 1,200,000 shares of the Company’s common stock at an exercise price of US$18.00 per share with a term of four years commencing from the grant date. The option vested on April 1, 2007 and will expire on March 18, 2011. The estimated fair value of the option, which amounted to approximately RMB12,859 (US$1,763) as computed using the Black-Scholes option-pricing model on the grant date, was credited to additional paid-in capital and included as ordinary shares issuance costs during the year ended December 31, 2007.

The fair value of the share options on the date of grant was US$1.385 per share option which was estimated by management using the Black-Scholes option pricing based on the following assumptions:

Fair value of underlying ordinary shares on grant date	US$	10.43
Expected share price volatility		48.90%
Expected dividend yield		0.0%
Expected term (in years)		2.0
Risk-free interest rate		5.1%
Stock option activity of the Company during the year ended December 31, 2007, was as follows:

		Weighted	Weighted
		average	average
		exercise	remaining	Aggregate
	Number of	price	contractual	intrinsic
	options	per share	term	value
		US$		US$

Balance as of January 1, 2007	—	—
Granted on March 19, 2007	3,916,520	10.72

Balance as of December 31, 2007	3,916,520	10.72	3.7 years	2,581

Exercisable as of December 31, 2007	2,031,720	13.70	2.4 years	790

16	Fair value of financial instruments

The carrying amount of cash, accounts receivable, prepaid expenses and other current assets, amounts due to related parties, accrued liabilities and other payables and current liabilities and short-term borrowings, approximates their fair values because of the short maturity of these instruments.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
17	Commitments and contingencies

(a)	Operating lease commitments

The Group has operating lease agreements for office and factory premises, which extends through December 2010. As of December 31, 2007, the Group’s future minimum lease payments required under non-cancellable operating leases are as follows:

RMB
Year ending December 31,
- 2008	4,531
- 2009	3,052
- 2010	3,051

Total	10,634

Lease expenses of the Group for the year ended December 31, 2005, the period from January 1, 2006 through November 30, 2006, the period from November 30, 2006 through December 31, 2006, and the year ended December 31, 2007 were approximately RMB3,433, RMB3,347, RMB323 and RMB4,560 (US$625), respectively.
(b)	Guarantees

The Group had provided guarantees to banks in respect of borrowings granted to QXCI to the extent of RMB190,000 and RMB150,000 (US$20,563) as of December 31, 2006 and 2007, respectively. Such borrowings were utilized by QXCI to the extent of RMB145,700 and RMB107,550 (US$14,744) as of December 31, 2006 and 2007, respectively.

18	Supplemental disclosure of cash flow information

As more fully described in Note 4, the Company purchased an additional equity interest in CECT on July 31, 2005. Part of the purchase consideration was the Company’s investment in CEFCL, which had a carrying value of RMB20,000 at July 31, 2005, and the Group’s net investment in BJHTCL. At July 31, 2005, the carrying amounts of BJHTCL’s assets and liabilities that were transferred to QXCI (and thereafter to CEC) in the above transaction consisted of:

RMB

Cash	126
Other receivables	751
Property, machinery and equipment, net	37,826
Lease prepayments	1,383

Net assets disposed of (Note 4)	40,086

The net cash outflow in respect of the acquisition of the additional equity interest in CECT and the disposal of BJHTCL for the year ended December 31, 2005 is as follows:

RMB

Cash disposed of	126
Plus: additional cash consideration agreed to	4,607
Less: Prepaid consideration as of December 31, 2004	(1,000)
Less: Consideration paid by Xing on behalf of the Group (Note 19(c))	(3,607)

Net cash outflow in respect of acquisition of additional interest in CECT	126

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
19	Related party transactions

(a)	Name and relationship of related parties

Name of related party	Existing relationship with the Company

Qiao Xing Universal Telephone, Inc. (“Xing”)	Parent company

Huizhou Qiao Xing Communication Industry Ltd. (“QXCI”)	Subsidiary of Xing

Qiao Xing Communication Holdings, Ltd. (“QXCH”)	Subsidiary of Xing

Qiao Xing Group Limited (“QXGL”)	A company controlled by certain directors of the Company

Qiao Xing Electronics Holdings Co., Ltd. (“QXEH”)	A company controlled by certain directors of the Company

China Electronics Corporation (“CEC”)	Minority shareholder of CECT until July 29, 2005

China Electronics Beijing Real Estate Management Co., Ltd. (“CEBREM”)	CEC is a shareholder
(b)	Summary of related party transactions
(i)	During the year ended December 31, 2005 and the period from January 1, 2006 through November 30, 2006, the Group sold mobile phones and accessories to QXCI, a subsidiary of Xing, in the ordinary course of its business at similar terms as the Group traded with its independent customers, amounting to RMB4,710 and RMB1,377 respectively.

(ii)	During the year ended December 31, 2005, the Group purchased handset components from QXCI in the normal course of its business at similar terms as the Group traded with its independent suppliers, amounting to RMB61,972. The amounts charged to cost of goods sold when sold during the year ended December 31, 2007.

(iii)	During the year ended December 31, 2005, the period from January 1, 2006 through November 30, 2006, the period from November 30, 2006 through December 31, 2006, and the year ended December 31, 2007, the Group received processing fee income from QXCI for handset processing services rendered, amounting to RMB6,234, RMB2,709, RMB859 and RMB13,314 (US$1,825) respectively.

(iv)	During the year ended December 31, 2005, the Group paid rental expenses to CEC, a minority shareholder of CECT until July 29, 2005, for renting an office premise in Beijing, the PRC, amounting to RMB1,325. CEC was no longer a related party to the Group since July 29, 2005.

(v)	During the year ended December 31, 2005, the Group paid property management fees to CEBREM for an office premise in Beijing, the PRC, amounting to RMB852. CEBREM was no longer a related party to the Group since July 29, 2005.

(vi)	The Company provided guarantee in respect of US$40,000 of senior convertible notes issued by Xing to two strategic investors in June 2006. Immediately prior to the listing of the Company’s ordinary shares on the NYSE on May 3, 2007, the two strategic investors converted the US$40,000 convertible notes into 7,800,000 ordinary shares of the Company that were then owned by Xing.
The Group also participates in a cash management arrangement at the direction and discretion of Xing as further described below. Other transactions with related parties are set out in other Notes to the consolidated financial statements.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
19	Related party transactions (continued)

(c)	Summary of related party balances

	December 31,
	2006	2007
	RMB	RMB	US$

Amount due to Xing	(345,122)	(4,532)	(621)

The amount represents non-interest bearing net advances to and from Xing which are unsecured and have no fixed repayment terms, as a result of the Group’s participation in a cash management and arrangement at the direction and discretion of Xing, as of December 31, 2006 and 2007 in respect of the following advances to and from the related parties of Xing:

	December 31,
	2006	2007
	RMB	RMB	US$

Amounts due from(to) related parties before the execution of the deed of assignment:
- Xing	(264,171)	(54,848)	(7,519)
- QXCH	(78,639)	—	—
- QXGL	30,727	(1,914)	(262)
- QXEH	(26,420)	—	—
- Shareholder of Xing: Wu Li Zhi Jian	(9,492)	—	—
- Director: Wu Zhi Yang	(837)	(737)	(101)
- QXCI	3,710	52,967	7,261

Net advances from Xing	(345,122)	(4,532)	(621)

The above related party balances are principally the result of the Group’s participation in a cash management arrangement at the direction and discretion of Xing. Under the arrangement, the Group periodically both transfers cash to and receives cash from these related parties (Note 2(c)).
Included in the gross balance due to Xing as of December 31, 2006 was an amount of RMB3,607 (Note 18) paid by Xing on behalf of the Group for the acquisition of an additional interest in CECT.
20	Subsequent event

Pursuant to a Securities Purchase Agreement and Registration Rights Agreement signed on May 15, 2008, the Company issued to two existing shareholders of the Company (the “Investors”) US$70,000 worth of 3-year senior convertible notes (the “Notes”) with warrants. The Notes have a 4.0% annual coupon and are redeemable at par. The consideration paid on May 15, 2008 by the Investors for the Notes comprised a combination of 6,966,666 shares of the Company’s common stock that were owned by the Investors, valued at approximately US$48,349 based on the closing market price of the Company’s shares on May 14, 2008 and cash of US$21,651. All shares submitted by the Investors in exchange for the Notes will be cancelled. The net cash proceeds raised by the Company are expected to be used for general corporate purposes, including funding potential ventures which the Company is currently evaluating.