Form 20-F
period 2008-12-31
Qiao Xing Mobile Communication Co., Ltd.
filed 2009-06-30
CIK 1386607

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report
Commission file number: 1-33430
QIAO XING MOBILE
COMMUNICATION CO., LTD.
(Exact name of Registrant as specified in its charter)
British Virgin Islands
(Jurisdiction of Incorporation or Organization)
10th Floor CEC Building, 6 Zhongguancun South Street, Beijing 100086, People’s Republic of China
(Address of Principal Executive Offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Exchange on which registered
Ordinary Shares, without par value	New York Stock Exchange, Inc.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2008:
47,609,731 Ordinary Shares, without par value
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
Yes ☑                    No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐                    No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definitions of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
     U.S. GAAP ☑
     International Financial Reporting Standards as issued by the International Accounting Standards Board ☐
     Other ☐
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐                    Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐                    No ☑

INTRODUCTION
This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2007 and 2008, and for the period from January 1, 2006 to November 30, 2006, the period from November 30, 2006 to December 31, 2006, and the years ended December 31, 2007 and 2008.
We and certain selling shareholders of our company completed the initial public offering of 13,333,334 ordinary shares of nil par value on May 8, 2007. On May 3, 2007, we listed our ordinary shares on the New York Stock Exchange, or NYSE, under the symbol “QXM.”
Unless otherwise indicated, references in this annual report to:
•	“3G” are to the third generation of telecommunication hardware standards and general technology for mobile networking that provides increased bandwidth and allows a mobile device user to access a wide variety of services, such as multimedia;

•	“CECT” are to CEC Telecom Co., Ltd., our principal operating subsidiary in China;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“CDMA” are to Code Division Multiple Access, a method for transmitting simultaneous encoded signals over a shared portion of the spectrum. The foremost application of CDMA is digital cellular phone technology;

•	“EDGE” are to Enhanced Data GSM Environment, a faster version of the GSM wireless service designed to deliver data at rates up to 384 Kbps;

•	“EMS” are to electronic manufacturing services, a general term used to describe the services provided by companies that design, test, manufacture, distribute and provide return and repair services for electronic components and assemblies for original equipment manufacturers;

•	“GSM” are to Global System for Mobile Communications, a digital cellular phone technology based on time division multiple access;

•	“GPS” are to Global Positioning System, a global navigation satellite system often used for navigation purposes;

•	“MIIT” are to China Ministry of Industry and Information Technology;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“SIM” are to Subscriber Identity Module, the smart card used in cellular phones to securely store the key that is used to identify the mobile phone service subscriber;

•	“SMT” are to Surface Mount Technology, a space saving technique whereby special leadless components are soldered onto the surface of a printed circuit board;

•	“TD-SCDMA” are to Time Division-Synchronous Code Division Multiple Access, a 3G wireless standard that supports data transmission at speeds up to 2 Mbps. The standard combines time division multiple access with an adaptive, synchronous-mode code division multiple access component;

•	“US$,” “$,” and “U.S. dollars” are to the legal currency of the United States;

•	“WCDMA” are to Wideband Code Division Multiple Access, a 3G wireless standard which utilizes one 5 MHz channel for both voice and data, initially offering data speeds up to 384 Kbps; and

•	“We,” “us,” “our company” and “our” are to Qiao Xing Mobile Communication Co., Ltd., its predecessor entities and its consolidated subsidiaries, unless the context indicates otherwise.
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
In some cases, these forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:
•	our expectations regarding the market for mobile handsets;

•	our expectations regarding the continued growth of the mobile communications industry;

•	our expectations with respect to advancements in our technologies;

•	our beliefs regarding the competitiveness of our mobile handset products;

•	our expectations regarding our manufacturing capacity;

•	our expectations with respect to revenue growth and our ability to achieve profitability;

•	our future business development, results of operations and financial condition; and

•	competition from other manufacturers of mobile handsets.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
The following selected consolidated statement of operations data and selected consolidated cash flow data for the period from January 1, 2006 to November 30, 2006, the period from November 30, 2006 to December 31, 2006, and the years ended December 31, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2007 and 2008 are derived from our audited consolidated financial statements included elsewhere in this annual report, and are qualified by reference to, and should be read in conjunction with, our audited consolidated financial statements and related notes. The selected consolidated statement of operations data and the selected consolidated cash flow data for the years ended December 31, 2004 and 2005, and the selected consolidated balance sheet data as of December 31, 2004, 2005, 2006 and November 30, 2006 have been derived from our audited consolidated financial statements, which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate the results that may be expected for any future periods.
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

	(Old Basis)			(New Basis)
			January 1,	November
			2006 to	30, 2006 to
Consolidated statement of operations data	Year ended December 31,		November	December	Year ended December 31,
(Amounts in thousands, except per share data)	2004	2005	30, 2006	31, 2006	2007	2008
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	($)

Revenues	1,414,265	1,864,125	2,281,198	256,013	3,141,094	2,153,873	315,701
Gross profit	168,751	337,747	437,871	37,131	885,250	866,777	127,047
In-process research and development	—	—	—	(41,739)	—	—	—
Amortization of other intangible assets	(11,880)	(11,880)	(10,890)	(4,288)	(32,280)	(11,727)	(1,719)
Impairment of other intangible assets	—	—	—	—	—	(26,235)	(3,845)
Operating income (loss)	100,367	273,890	379,917	(13,934)	729,017	608,791	89,233
Interest expense	(21,719)	(32,332)	(27,115)	(2,213)	(47,034)	(165,506)	(24,259)
Gain on remeasurement of embedded derivatives	—	—	—	—	—	144,939	21,244
Loss on extinguishment of convertible debts	—	—	—	—	—	(10,634)	(1,559)
Gain on disposal of subsidiaries	—	10,307	—	—	—	2,269	333
Gain on disposal of an investment in affiliate	10,721	—	—	—	—	—	—
Equity in earnings of an affiliate	1,681	—	—	—	—	—	—
Earnings (loss) before income tax expense, minority interests, and extraordinary items	91,283	251,518	371,607	(13,435)	711,251	595,422	87,274
Income tax expense	(7,533)	(16,719)	(55,991)	(4,251)	(113,377)	(155,717)	(22,824)
Minority interests	(43,520)	(52,349)	(27,260)	(1,799)	(33,074)	(15,901)	(2,331)
Earnings (loss) before extraordinary items	41,911	182,450	288,356	(19,485)	564,800	423,804	62,119
Extraordinary items: Gains on acquisitions of additional equity interests in CECT, net of nil tax	—	48,157	17,796	—	28,689	—	—
Net income (loss)(1)	41,911	230,607	306,152	(19,485)	593,489	423,804	62,119
Earnings (loss) per share before extraordinary gains(2)
— Basic	1.05	4.56	7.21	(0.49)	11.69	7.52	1.10
— Diluted	1.05	4.56	7.21	(0.49)	11.69	6.99	1.02
Earnings (loss) per share(1)(2)
— Basic	1.05	5.77	7.65	(0.49)	12.28	7.52	1.10
— Diluted	1.05	5.77	7.65	(0.49)	12.28	6.99	1.02
Weighted average number of shares outstanding

	(Old Basis)			(New Basis)
			January 1,	November
			2006 to	30, 2006 to
Consolidated statement of operations data	Year ended December 31,		November	December	Year ended December 31,
(Amounts in thousands, except per share data)	2004	2005	30, 2006	31, 2006	2007	2008
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	($)
— Basic	40,000	40,000	40,000	40,000	48,322	49,216	49,216
— Diluted	40,000	40,000	40,000	40,000	48,322	56,386	56,386

	(Old Basis)			(New Basis)
Consolidated balance sheet data	December 31,		November	December 31,
(Amounts in thousands)	2004	2005	30, 2006	2006	2007	2008
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	($)

Cash	81,741	379,377	713,099	762,086	2,729,982	2,907,148	426,112
Accounts receivable, net	373,051	513,035	407,610	546,893	418,564	462,282	67,758
Prepayments to suppliers	233,098	232,189	145,652	232,008	155,993	363,907	53,339
Total current assets	1,228,800	1,678,800	1,684,197	1,893,910	3,601,182	4,177,000	612,238
Total assets	1,452,774	1,798,408	1,985,147	2,336,152	3,994,102	4,522,920	662,942
Short-term borrowings	638,068	639,972	610,314	602,790	983,904	983,950	144,221
Accounts payable	214,204	312,806	177,609	165,326	107,990	52,047	7,629
Embedded derivative liability	—	—	—	—	—	124,130	18,194
Convertible notes	—	—	—	—	—	206,211	30,225
Total current liabilities	954,089	1,156,072	1,026,702	1,207,228	1,239,764	1,515,747	222,169
Total liabilities	966,692	1,161,491	1,030,413	1,218,968	1,245,325	1,516,067	222,216
Total shareholders’ equity	339,356	569,963	879,637	1,040,288	2,670,542	2,914,788	427,232

	(Old Basis)			(New Basis)
			January 1,	November
			2006 to	30, 2006 to
Consolidated cash flow data	Year ended December 31,		November	December	Year ended December 31,
(Amounts in thousands)	2004	2005	30, 2006	31, 2006	2007	2008
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	($)

Net cash provided by (used in) operating activities	(13,426)	110,970	513,378	(215,111)	855,524	110,106	16,139
Net cash provided by (used in) investing activities	(43,455)	18,386	(249,317)	63,431	23,016	(57,663)	(8,452)
Net cash provided by financing activities	26,120	168,413	69,661	200,667	1,117,327	143,738	21,068

	Year ended December 31,
Other selected operating data(3)	2004	2005	2006	2007	2008

Mobile handsets shipped (in thousands of units)	1,353	1,730	2,262	3,816	2,714
Average mobile handset selling price (RMB)(4)	1,011	1,012	1,094	816	788

(1)	Our PRC operating subsidiary, CECT, enjoys certain preferential tax rates and holidays under local government policies. See “Item 5. Operating and financial review and prospects—Taxation” and note 14 to our audited consolidated financial statements included elsewhere in this annual report. Without the tax holidays, our net income (loss) and basic and diluted earnings (loss) per share for the following periods would have been reduced or increased as follows:

	(Old Basis)			(New Basis)
			January 1,	November
			2006 to	30, 2006 to
	Year ended December 31,		November	December	Year ended December 31,
(Amounts in thousands)	2004	2005	30, 2006	31, 2006	2007	2008
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	($)

(Reduction in net income by) / increase in net loss by	(11,133)	(24,017)	(1,147)	1	(1,056)	—	—
Reduction in basic and diluted earnings per share by (2)	(0.28)	(0.61)	(0.02)	—	(0.02)	—	—

(2)	Basic and diluted earnings (loss) per share data reflects on a retroactive basis a 40-for-one share split that became effective on April 13, 2007. See note 17 to our audited consolidated financial statements included elsewhere in this annual report.

(3)	Other selected operating data is derived from our operating records.

(4)	The average mobile handset selling price for handsets in a given period is calculated by dividing revenue from handsets by unit sales volume during the same period.

We publish our financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2008, which was RMB6.8225 to $1.00. No representation is made that the Renminbi amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.
On June 19, 2009, the certified exchange rate was RMB6.8360 to $1.00.
The following table sets forth information regarding the certified exchange rates in Renminbi and U.S. dollars for the periods indicated.

	Renminbi per U.S. dollar certified exchange rate
	Period end	Average(1)	Low	High
2004	8.2765	8.2768	8.2764	8.2774
2005	8.0702	8.1826	8.0702	8.2765
2006	7.8041	7.9579	7.8041	8.0702
2007	7.2946	7.5806	7.2946	7.8127
2008	6.8225	6.9193	6.7800	7.2946
December	6.8225	6.8539	6.8225	6.8842
2009
January	6.8392	6.8360	6.8225	6.8403
February	6.8395	6.8363	6.8241	6.8470
March	6.8329	6.8760	6.8240	6.8438
April	6.8180	6.8306	6.8180	6.8361
May	6.8278	6.8235	6.8176	6.8278
June (through June 19, 2009)	6.8360	6.8337	6.8264	6.8371

Source:	For the period from January 1, 2004 to December 31, 2008, the exchange rates were the noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York and for the period subsequent to and including January 5, 2009, the exchange rates were the certified exchange rates as published by the Federal Reserve Board of the United States. Effective January 1, 2009, the Federal Reserve Bank of New York discontinued publication of foreign exchange rates certified for customs purposes and effective January 5, 2009, the Federal Reserve Board of the United States reinstituted the publication of the daily exchange rate data in a weekly version of the H.10 release.

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Risks Related to Our Business
The current financial crisis and economic downturn may have a material and adverse effect on our businesses, results of operations and financial condition.
The current global financial crisis and economic downturn have adversely affected economies and businesses around the world, including in China. Due to the global economical downturn and a decrease in consumer demand, the economic situation in China has been quite severe since the second half of 2008. This change in the macro-economic conditions has and is expected to continue to have an adverse impact on our business and operations. The financial and economic situation may also have a negative impact on third parties with whom we do, or may do, business. As a result, our results of operations, financial condition and liquidity could be materially and adversely affected.
Evaluating our business and prospects may be difficult and our past results may not be indicative of our future performance.
Our business had grown and evolved rapidly from 2003 to 2007. However, primarily due to the decrease of our sales volume in 2008 as a result of the global financial crisis and economic downturn, for the year ended December 31, 2008, there was a decrease in our revenue, operating income and net income, from the year ended December 31, 2007.
We may continue to experience decreases in our revenue, operating income and net income and may not be able to achieve a similar growth rate in future periods as we did from 2003 to 2007 and our historical operating results therefore may not provide a meaningful basis for evaluating our business, financial performance and prospects. Moreover, our business model, technology and ability to achieve satisfactory manufacturing results at higher volumes are unproven. Therefore, you should not rely on our past results or our historical rate of growth as an indication of our future performance.
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
Market acceptance of our products can also be affected by the telecommunication services provided by mobile telecommunications operators in China. For example, on May 24, 2008, the MIIT, the National Development and Reform Commission, or the NDRC, and the Ministry of Finance jointly issued an announcement to promote innovation in homegrown telecommunications technology and the restructuring of the operations in the telecommunications industry. In January 2009, the MIIT issued 3G licenses to China Mobile (TD-SCDMA), China Unicom (CDMA2000) and China Telecom (WCDMA). The development of 3G wireless telecommunication services and subsequent new technologies could materially impact the sales of our existing and future products. In addition, the operation of inexpensive limited mobility telecommunication services or other competitive services, such as personal handyphone system, in China may also have a material adverse effect on the sales of our mobile handsets.
Therefore, commercial acceptance by customers of new products including any 3G mobile handset we offer may not occur at the rate or level we expect, and we may not be able to successfully adapt existing products to effectively and economically meet customer demand, thus impairing the return from our investments. In addition, a very small portion of our mobile handset models represented a disproportionately large percentage of our handset unit sales and revenue in the past several years and these product leaders served as important drivers for our overall growth. However, we may not be able to replicate such “hit” models on a regular basis, if at all, in future periods. If our existing or new products fail to achieve market acceptance for any reason, our business and growth prospects could be materially adversely affected. We may also be required under applicable accounting standards to recognize a charge for the impairment of assets to the extent our existing products become uncompetitive or obsolete, or if any new products fail to achieve commercial acceptance. Any such charge may have a material adverse effect on our results of operations.
Competition in our industry is intense. Our failure to maintain or improve our market position and respond successfully to changes in the competitive landscape may have a material adverse impact on our business and results of operations.
The mobile handset manufacturing industry in China is intensely competitive. Industry participants compete with each other mainly on the basis of the breadth and depth of their product portfolios, price, operational and manufacturing efficiency, technical performance, product features, quality, customer support and brand recognition. We are facing significant competition from a number of competitors, including domestic mobile handset producers such as Bird Ningbo Co., Ltd., Konka Group Co., Ltd., Beijing Tianyu Communication Equipment Co. Ltd., Gionee Communication Co., Ltd. and Haier (Qingdao) Telecom Co., Ltd. and a number of large multinational mobile handset producers, such as Nokia Corporation, Motorola, Inc., Samsung Electronics Co., Ltd., Sony Ericsson Mobile Communications (China) Co. Ltd., and LG Electronics (China) Ltd. Many of our competitors have longer operating histories, greater name recognition, significantly larger market shares, access to larger customer bases and significantly greater economies of scale and financial, sales and marketing, manufacturing, distribution, technical and other resources than we do. Some of these competitors have used, and we expect will continue to use, more aggressive pricing strategies, greater amounts of incentives and subsidies for distributors, retailers and customers, more successful design approaches and more advanced technologies. In addition, some competitors have chosen to focus on building products based on commercially available components, which may enable them to introduce these products faster and with lower levels of research and development spending than us. Furthermore, consolidation among the industry participants in China may potentially result in stronger competitors that are better able to compete as end-to-end suppliers as well as competitors who are more specialized in particular areas and geographic markets. This could have a material adverse effect on our business, financial condition, results of operations and prospects.

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
We rely on the manufacturing services provided by third-party manufacturers, including EMS providers, to manufacture a significant portion of our mobile handset products. In 2006, 2007 and 2008, we outsourced to third-party EMS providers, 71.8%, 85.6%, and 73.7%, respectively, of the total mobile handsets we shipped. Reliance on third-party manufacturers involves a number of risks, including the lack of control over the manufacturing process and the potential absence or unavailability of adequate capacity. If any of our third-party manufacturers cannot or will not manufacture our products in required volumes on a cost-effective basis, in a timely manner, at a sufficient level of quality, or at all, we will need to secure additional manufacturing capacity. Even if this additional capacity is available at commercially acceptable terms, the qualification process could be lengthy and could cause interruptions in product shipments, which may result in a decrease in our sales. In many cases, some of our competitors also utilize the same contract manufacturers, and we could be blocked from acquiring the needed components or increasing capacity if they have purchased capacity ahead of us. The unexpected loss of any of our third-party manufacturers could be disruptive to our business.
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
Substantially all of our sales are made to our distributors. As of June 12, 2009, our distribution network currently included five national distributors, 66 provincial distributors, 15 TV direct sales distributors and one internet distributor. These distributors sell our products to approximately 300 local distributors, over 3,600 retail outlets and directly to end users in China. We grant our distributors the right to use our brand name and logo when they market our products within their respective sales territories or channels and when they provide after-sales support to our end-user customers. However, our contractual arrangements with our distributors do not provide us with control over their everyday business activities, and one or more of our distributors may engage in activities that are prohibited under our contractual arrangements with them, that violate PRC laws and regulations governing the mobile handset industry or other PRC laws and regulations generally, or that are otherwise harmful to our business or our reputation in the industry.
Distributors individually accounting for more than 10% of our revenues collectively accounted for 71.1%, 36.1% and 65.1% of our revenues in 2006, 2007 and 2008, respectively. See note 1(c) to our audited consolidated financial statements included elsewhere in this annual report for a list of such distributors. Due to our dependence on distributors for the sale, marketing and after-sales support of our products, any one of the following events may cause material fluctuations or declines in our revenue and have a material adverse effect on our financial condition and results of operations:
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
We do not produce most of the components and raw materials necessary for the production of our mobile handsets and rely on suppliers to provide us with a substantial portion of these components and raw materials. The aggregate costs attributable to our five largest raw materials and components suppliers in 2006, 2007 and 2008 were 77.9%, 70.0% and 72.5%. We may experience a shortage in the supply of certain components in the future and if any such shortage occurs, our manufacturing capabilities and results of operations could be materially adversely affected. If any supplier is unwilling or unable to provide us with high quality components and raw materials in required quantities and at acceptable costs, we may not be able to find alternative sources on satisfactory terms in a timely manner, or at all. Our inability to find or develop alternative sources if and as required could result in delays or reductions in manufacturing and product shipments. Moreover, these suppliers may delay component or material shipments or supply us with inferior quality components or raw materials that may adversely impact the performance of our mobile handsets. If any of these events occur, our competitive position, reputation and business could suffer.
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
In addition, although there are no specific laws and regulations in China governing the brand-sharing practice as described above or similar practices, the MIIT and the State Administration of Industry and Commerce launched certain campaigns in the past aimed at stopping practices they considered inconsistent with acceptable industry practices. Should these relevant regulatory authorities decide that our past brand-sharing practices were unacceptable or contravened existing laws and regulations in China, we may become subject to investigations or penalties. Furthermore, if any new regulation prohibiting brand-sharing is promulgated with retroactive effect, our past brand-sharing practice may be subject to investigation based upon such new regulation, which may result in penalties and may have an adverse effect on us.
Our operating results are difficult to predict and may fluctuate significantly from period to period in the future.
Our operating results are difficult to predict and may fluctuate significantly from period to period based on a number of factors such as the launch of particular best-selling products in a given period, the seasonality of our mobile handset sales, the short life-cycle of any given handset model in China due to rapid technological advances, a possible deterioration of economic conditions in China and potential changes to the regulation of the mobile handset industry in China. These factors are discussed elsewhere in this annual report. As a result, you may not be able to rely on period-to-period comparisons of our operating results as an indication of our future performance. If our revenues for a particular period are lower than we expect, we may be unable to reduce our fixed costs and operating expenses for that period by a corresponding amount, which would negatively impact our operating results for that period relative to our operating results for other periods.
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
We rely on a number of technologies licensed from third parties for manufacturing our mobile handsets. For example, we rely on Access China Inc. for certain software supporting wireless application protocol and multimedia messaging service functions. If some or all of such licenses are terminated, or if we fail to renew certain licenses on a timely basis or if we fail to find alternative suppliers, our production of mobile handsets would be disrupted and our business and financial conditions could be materially adversely affected.
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
Furthermore, our sales and profitability are also affected by the extent to which there is increasing demand for, and development of, value-added services, leading to opportunities for us to successfully market mobile handsets that feature those services. To a certain extent, we are dependent on third-party mobile telecommunication operators to successfully introduce these value-added services that encourage end users to upgrade or replace their mobile handsets. For instance, mobile telecommunication operators in China have upgraded their networks to offer 3G wireless telecommunication services, which we believe will lead to increased demand for enhanced wireless value-added services and, therefore, increased demand for mobile handsets with more advanced technologies in China. Therefore, if mobile telecommunication operators are not successful in their attempts to introduce new services, increase the number of subscribers, stimulate increased usage and drive replacement sales, our business and results of operations could be materially adversely affected.
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
MIIT has broad discretion and authority to regulate all aspects of the telecommunication and information technology industry in China, including managing spectrum bandwidths, setting mobile handset specifications and standards, approving the adoption of new technologies such as 3G, and drafting laws and regulations related to the electronics and telecommunication industries. MIIT also determines the forms and types of services that may be offered by telecommunication companies to the public, the rates that are charged to subscribers for those services and the content of material available in China over wireless services, including Internet content. In addition, China’s telecommunication regulatory framework is still at a relatively early stage of development, and prone to directional shifts and major structural changes. The PRC government is in the process of drafting a national telecommunication law, which may include new legislation governing the mobile handset industry. If MIIT sets standards with which our company is unable to comply or which would render our products uncompetitive, our ability to sell products could be severely limited, resulting in substantial harm to our operations.
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
On March 16, 2007, the National People’s Congress of the PRC passed the PRC Enterprise Income Tax Law, which law took effect as of January 1, 2008. In accordance with the new tax law, a unified enterprise income tax rate of 25% and unified tax deduction standards will be applied equally to both domestic-invested enterprises and foreign-invested enterprises such as CECT. However, certain qualifying high-technology enterprises may still benefit from a preferential tax rate of 15% under the new tax law if they meet the definition of “qualifying high-technology enterprise.” The Chinese tax authorities issued “Circular 362” on July 11, 2008 that provides detailed implementation guidance on identifying and approving “qualifying high-technology enterprise” status. Circular 362 follows “Circular 172” issued in April 2008, which was China’s first step in creating a mechanism to identify and approve “qualifying high-technology enterprise”

status. CECT is currently in the process of applying for the status of “qualifying high-technology enterprise”. If the application is approved, CECT will be qualified to apply for a preferential enterprise income tax rate of 15%. We cannot assure you that CECT will qualify as a “qualifying high-technology enterprise” under the new tax law, and even if CECT successfully obtains this high-tech enterprise status, its preferential tax treatment may be discontinued by the tax authorities at their discretion or pursuant to any future changes in PRC tax laws, rules or regulations. Before being qualified as a “qualifying high-technology enterprise” under the new tax law, CECT is subject to a 25% tax rate from January 1, 2008 under the new tax law described above, which significantly increases our effective tax rate and materially adversely affect our operating results.
New labor laws in the PRC may adversely affect our results of operations.
On June 29, 2007, the PRC government promulgated a new labor law, namely, the Labor Contract Law of the PRC, or the New Labor Contract Law, which became effective on January 1, 2008. The New Labor Contract Law imposes greater liabilities on employers and significantly impacts the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations to be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the New Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost effective manner, thus materially and adversely affecting our financial condition and results of operations.
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
Only limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies.
Our net income could be adversely affected as a result of the grant of employee share options and other share-based compensation.
We adopted our 2007 equity incentive plan for our employees in March 2007. As a result of the issuance of options under this plan, we incurred share-based compensation expense of approximately RMB14.7 million in 2008 and we expect to incur additional share-based compensation expense in future periods. We have adopted Statement of Financial Accounting Standard No. 123-R, “Share-based payment” for the accounting treatment of our share-based compensation. We account for compensation costs for all share options, including share options granted to our directors and employees, using a fair-value based method and recognize expenses in our consolidated statement of operations in accordance with U.S. GAAP, which may have a material adverse effect on our net profit. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of our equity incentive plan. However, our equity incentive plan and other similar types of incentive plans are important in order to attract and retain key personnel.
We believe that we were a passive foreign investment company for U.S. federal income tax purposes for our taxable year that ended December 31, 2008 and we may continue to be a passive foreign investment company in the current and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors.
We believe that we were a passive foreign investment company for U.S. federal income tax purposes for our taxable year that ended December 31, 2008 under the asset test for the determination of passive foreign investment company as described below. We may continue to be a passive foreign investment company in the current and future taxable years unless (i) we significantly reduce the amount of cash we hold or (ii) our market capitalization increases significantly. Such classification could result in adverse U.S. federal income tax consequences to U.S. investors. We must make a separate determination each year as to whether we are a passive foreign investment company.
Specifically, we would be a passive foreign investment company for a taxable year if (i) at least 75% of our gross income is passive income during the taxable year or (ii) at least 50% of the average quarterly value of our assets during the taxable year is derived from assets that produce, or that are held for the production of, passive income.
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
Upon the closing of the initial public offering of our ordinary shares in May 2007, we became a public company in the United States that is subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on our internal control over financial reporting beginning in this annual report on Form 20-F. In addition, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting beginning with our annual report for the fiscal year ending December 31, 2009. Our management has concluded that our internal controls over financial reporting were effective as of December 31, 2008. Such management report on internal control over financial reporting was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission, or the SEC. If, in the future, our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our internal control over financial reporting is documented, designed, operated or reviewed, or if the independent registered public accounting firm interprets the requirements, rules or regulations differently than we do, then they may issue an adverse opinion. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could adversely impact the market price of our ordinary shares. Our reporting obligations as a public company place a significant strain on our management, operational and financial resources and systems for the foreseeable future.
Effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ordinary shares. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in the effort to comply with Section 404 of the Sarbanes-Oxley Act.
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
Our parent company, Xing, a public company listed on the Nasdaq Global Market, currently owns approximately 67.6% of our outstanding share capital. Accordingly, Xing, as our controlling shareholder, has substantial control over our business, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Xing’s ultimate major shareholder is Mr. Rui Lin Wu, the chief executive officer and chairman of Xing and vice chairman of our company, who owned an aggregate of 43.7% equity interest in Xing as of April 30, 2009. In addition, Mr. Zhi Jian Wu Li, brother of our chairman and son of our vice chairman, also owned a 9.3% equity interest in Xing through Qiao Xing Trust and Wu Holdings Ltd. as of April 30, 2009. Accordingly, Mr. Rui Lin Wu, who has a controlling influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval at our parent company, also has substantial control over our business.
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
Our parent company, Xing, which currently owns approximately 67.6% of our outstanding share capital, specializes in making mobile handsets and indoor phones. Mr. Rui Lin Wu, the chief executive officer and chairman of Xing and vice chairman of our company, owned an aggregate of 43.7% equity interest in Xing as of April 30, 2009. In addition, Mr. Zhi Jian Wu Li, brother of our chairman and son of our vice chairman, also owned a 9.3% equity interest in Xing through Qiao Xing Trust and Wu Holdings Ltd. as of April 30, 2009. Our parent company operates mainly through two indirect subsidiaries, CECT and Huizhou Qiao Xing Communication Industry Ltd., or QXCI. QXCI currently designs and manufactures COSUN-branded economy mobile handsets for the PRC market. In connection with the initial public offering of our ordinary shares in May 2007, we have entered into a non-competition arrangement with Xing, QXCI and Mr. Rui Lin Wu that restricts the ability of Xing, QXCI, Mr. Rui Lin Wu and the family members of Mr. Rui Lin Wu to compete with us and provides us with preferential treatment over new business opportunities in the mobile handset industry. This arrangement will also prohibit Xing and Mr. Rui Lin Wu from using knowledge of our business and strategy to our detriment. See “Item 7. Major Shareholders and related party transactions—B. Related party transactions—Non-competition arrangement.” However, we cannot assure you that this arrangement will protect our interests effectively or eliminate all potential competition between us and Xing, QXCI or companies established by Mr. Rui Lin Wu or his family members. If such competition does occur, we may not be able to compete effectively with them. In addition, this non-competition arrangement may not be followed by all of the parties thereto and may not be fully enforceable when a dispute arises. If any of the above occurs, we may lose our market share and our business may be materially adversely affected.
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
The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has in recent years implemented measures emphasizing the utilization of market forces for economic reform, the PRC government continues to exercise significant control over economic growth in China through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and imposing policies that impact particular industries or companies in different ways. For example, efforts by the PRC government to manage the pace of growth of the PRC economy could result in decreased capital expenditure by mobile telecommunication network operators, which in turn could reduce demand for our products.
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
Foreign exchange transactions by CECT under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register with PRC government authorities, including SAFE. In particular, if CECT borrows foreign currency through loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance CECT by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the NDRC, the Ministry of Commerce, or MOFCOM, or their respective local counterparts. These limitations could affect the ability of CECT to obtain foreign exchange through debt or equity financing.
Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us, or otherwise materially and adversely affect us.

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which took effect on November 1, 2005. In May 2007, SAFE issued the Notice of the State Administration of Foreign Exchange on Operating Procedures Concerning Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 106. Notice 75 and Notice 106 require PRC residents, including both legal persons and natural persons, to register with the competent local SAFE branch before establishing or controlling any company outside of China, referred to as an “offshore special purpose company,” for the purpose of acquiring any assets of or equity interest in PRC companies and raising fund from overseas. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch, with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. If any PRC shareholder of any offshore special purpose company fails to make the required SAFE registration and amendment, the PRC subsidiaries of that offshore special purpose company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the offshore special purpose company. The PRC residents who have already incorporated or gained control of offshore entities that had completed onshore investments in the PRC before Notice 75 took effect must register with the relevant local SAFE branch on or before March 31, 2006. In addition, such PRC residents are required to repatriate into the PRC all of their dividend profits or capital gains from their shareholdings in the offshore entity within 180 days of their receipt of such profits or gains. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.
A number of terms and provisions in Notice 75 and Notice 106 remain unclear. Because of uncertainty over how the Notice 75 and Notice 106 will be interpreted and implemented, and how or whether SAFE will apply it to us, we cannot predict how it will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with the Notice 75 and Notice 106 by our or our parent company’s PRC resident beneficial holders. In addition, such PRC residents may not always be able to complete the necessary registration procedures required by the Notice 75 and Notice 106. We also have little control over either our present or prospective direct or indirect shareholders or the outcome of such registration procedures. A failure by our or our parent company’s PRC resident beneficial holders or future PRC resident shareholders to comply with the Notice 75 and Notice 106, if SAFE requires it, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.
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
Adverse public health epidemics or pandemics could disrupt business and the economies of the PRC and other countries where we do business. From December 2002 to June 2003, China and other countries experienced an outbreak of a highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. However, a number of isolated new cases of SARS were subsequently reported, most recently in central China in April 2004. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. Some countries, including China, have encountered incidents of the H5N1 strain of avian influenza from 2003. From April 2009 to present, the U.S. and certain other countries and regions, including China, reported the occurrence of H1N1 influenza. We are unable to predict the effect, if any, that any health epidemics may have on our business. In particular, any future outbreak of SARS, avian influenza, H1N1 influenza or other similar adverse public developments may, among other things, significantly disrupt our business, including limiting our ability to travel or ship our products within or outside China and forcing us to temporarily close our manufacturing facilities. Furthermore, an outbreak may severely restrict the level of economic activity in affected areas, which may in turn materially adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any outbreak of H1N1 influenza, avian influenza, SARS or any other epidemic.
Risks Related to Investment in our Shares
The market price for our ordinary shares may be highly volatile.
The trading price of our ordinary shares has been and may continue to be subject to wide fluctuations. During the period from May 3, 2007, the first day on which our ordinary shares were listed on the NYSE, until June 12, 2009, the trading prices of our ordinary shares ranged from $1.32 to $15.48 per ordinary shares and the closing sale price on June 12, 2009 was $3.26 per ordinary share. The market price for our ordinary shares may continue to be volatile and subject to wide fluctuations in response to factors including the following:
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
The material terms and conditions of the Notes are summarized as follows:
•	the Notes are unsecured and mature on May 15, 2011;

•	the Notes bear interest at a rate of 4.0% per annum, payable in cash in arrears on a calendar semi-annual basis beginning June 30, 2008;

•	the Notes are convertible at the holders’ option into our ordinary shares at an initial conversion price of $7.43 per ordinary share (which represents a 10% premium to the arithmetic average of the daily volume-weighted average price (“VWAP”) of our ordinary shares during the five trading day period ending on the day immediately prior to the date of execution of the SPA), subject to adjustments as provided for in the Notes;

•	the conversion price for our ordinary shares is subject to reset if the average of the daily VWAP of our ordinary shares for the five consecutive trading days ending on each three-month anniversary of the issuance date of the Notes until maturity (each a “Reset Date”) is less than $6.76. In that event, the conversion price is reset to a price equal to 92.5% of the arithmetic average of the daily VWAP of our common stock for the five trading days ending on the applicable Reset Date. In no event will the conversion price be reset to a price less than $4.05 per share. The conversion price of the Notes was reset to US$4.05 per share on November 15, 2008;

•	the Notes cannot be converted if, after giving effect to such conversion, the holders of the Notes (together with their affiliates) would beneficially own in excess of 9.99% of our ordinary shares outstanding immediately after giving effect to the conversion;

•	the Notes require an automatic re-pricing of the conversion price if we make certain sales of our ordinary shares or ordinary share equivalents in a capital-raising transaction at a price below the conversion price;

•	the holders of the Notes can require us to redeem the Notes at any time on or after the 18 month anniversary of the issuance date of the Notes in an amount equal to the sum of (a) the outstanding principal of the Notes, and (b) the accrued and unpaid interest thereon;

•	in the event of a default, change of control and certain other fundamental transactions, the holders of the Notes have the right to require us to redeem all or any portion of the Notes at a price equal to the greater of (i) the amount to be redeemed multiplied by a redemption premium of 125% and (ii) the amount to be redeemed multiplied by the quotient determined by dividing the closing bid price of our ordinary shares on the date immediately preceding such event by the conversion price of the Notes;

•	all principal, interest, late charges and other amounts due under the Notes that are payable in cash shall be settled in U.S. dollars in an amount equal to the applicable U.S. dollar cash payment due under the terms of the Notes multiplied by 6.99 and divided by the exchange rate of one U.S. dollar to Renminbi on the date such payment is due; and

•	we are required under the terms of a Registration Rights Agreement entered into concurrently with the SPA to file with the SEC a registration statement to register the ordinary shares issuable upon the conversion of the Notes and the exercise of the Warrants to permit the resale of such ordinary shares to the public. The registration statement was filed by the Company on June 27, 2008 and was declared effective by the SEC on July 11, 2008.
The material terms and conditions of the Warrants are summarized as follows:
•	each Warrant is exercisable to purchase one ordinary share;

•	the initial exercise price of each Warrant is $8.91 per share, subject to adjustments as provided for in the Warrant;

•	the Warrants are exercisable at any time during a period of five years from May 15, 2008, the date of issuance;

•	the Warrants contain a “cashless exercise” feature if the registration statement covering the shares underlying the Warrants is not available for the resale of the ordinary shares upon the exercise of the Warrants;

•	the Warrants contain certain limitations on the exercise thereof in the event that the holder would beneficially own in excess of 9.99% of our ordinary shares outstanding immediately after giving effect to such exercise; and

•	the Warrants require an automatic re-pricing of the exercise price if we make certain sales of our ordinary shares or ordinary share equivalents in a capital-raising transaction at a price below the exercise price of the Warrants.
On August 19, 2008, the holders of the Notes exercised the option to convert approximately US$8,251,000 of the principal amount of the Notes and accrued interest thereon of approximately US$46,000 into 1,511,397 ordinary shares of the Company at a conversion price of US$5.49 per share.
On March 31, 2009, Xing and Mr. Rui Lin Wu, the chairman of Xing and vice chairman of our company, entered into agreements to purchase our outstanding Notes of approximately US$61.7 million from the three holders of the Notes, DKR SoundShore Oasis Holding Fund Ltd., CEDAR DKR Holding Fund Ltd. and Chestnut Fund Ltd. (collectively, the “Sellers”). Under the terms of the agreements, Xing agreed to purchase US$30.0 million of the outstanding Notes for an aggregate purchase price of US$24.0 million, payable in three installments to the Sellers on or before the close of business, New York time, on May 1, 2009. Mr. Rui Lin Wu agreed to purchase the remaining Notes for an aggregate purchase price of US$26.0 million, payable in full to the Sellers on or before the close of business, New York time, on August 31, 2009.
As a consequence of the above convertible note transactions and the issuance of 565,000 ordinary shares pursuant to the exercise of share options by a director and certain of our employees in January 2008, Xing owned approximately 67.6% of our outstanding share capital as of June 12, 2009.
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
In September 2007, we incorporated Beijing CECT Yitong Technology Co., Ltd., or BCYT, in Beijing, China to engage in the sales of mobile phones and accessories. Our interest in BCYT was held through CECT, which owned a 66.7% equity interest in BCYT. We disposed of our equity interest in BCYT in July 2008 to an independent third party.
In January 2008, we incorporated a subsidiary, Huizhou CEC Telecom Co., Ltd., or HCECT, in Huizhou City, Guangdong Province, China to engage in the manufacture of molds, cast components and other handset products. Our interest in HCECT was held through CECT, which owned a 100.0% equity interest in HCECT. We disposed of our equity interest in HCECT in September 2008 to an independent third party.
In March 2009, we incorporated Beijing VEVA Technology Co., Ltd., or BVT, in Beijing, China to engage in the sales of mobile phones and accessories. Our interest in BVT is held through CECT, which owns a 100.0% equity interest in BVT.

Set forth below is a chart showing our current corporate structure as of June 12, 2009:
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
B. Business Overview
We are a domestic manufacturer of mobile handsets in China. We manufacture and sell mobile handsets based primarily on the GSM global cellular technologies. We are currently in the process of developing 3G mobile handsets based on the WCDMA and TD-SCDMA technologies and we expect to launch our first 3G mobile handset to the Chinese market in the third quarter of 2009. We operate our business primarily through CECT, our 96.6% owned subsidiary in China. Our products have been primarily sold under the “CECT” brand name and we launched the “VEVA” brand in May 2008.
We develop, produce and market a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins. We sold approximately 3.82 million and 2.71 million handset products in 2007 and 2008, respectively. The average selling price of our handsets was RMB816 in 2007 and RMB788 ($116) in 2008.
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
We currently have one handset manufacturing facility in Huizhou City, Guangdong Province, China. This facility is equipped with three SMT lines and seven assembly and testing lines. We historically outsourced and continue to outsource the manufacturing of a substantial portion of our products to EMS providers. We produced approximately 0.56 million units in our Huizhou facility in 2007 and 0.71 million units in 2008. We sourced approximately 3.33 million units in 2007 and 2.04 million units in 2008 through EMS providers.
In January 2008, our subsidiary, HCECT, completed the construction of a new manufacturing facility in Huizhou to produce molds, cast components and other handset parts. A total of approximately RMB13.7 million was invested on this facility, which started operation in January 2008. This facility was disposed of in September 2008 when we disposed of our equity interest in HCECT.
Substantially all of our products are sold in China. We sell our products primarily to our national distributors, provincial distributors, TV direct sales distributors and internet distributors, which resell our products to end customers either directly or through their own distribution networks, which are typically composed of local distributors and retail outlets. As of June 12, 2009, our distribution network included five national distributors, 66 provincial distributors, 15 TV direct sales distributors and one internet distributors. These distributors sell our products to approximately 300 local distributors, over 3,600 retail outlets and directly to end users in China. In addition, certain of our distributors and other third parties provide repairs and other after-sales services to our end customers through over 200 after-sales service centers located throughout China. In November 2008, we also began the online retail sale of our VEVA-branded handsets directly to end customers through the website, www.vevago.com. Since the beginning of 2009, we have also started to build and operate our own specialty retail stores to market and sell our VEVA branded handsets directly to end customers. As of June 12, 2009, we operated six VEVA retail stores in Beijing, China.
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
Moreover, three mobile telecommunication operators in China have been granted 3G licenses in January 2009 by the Chinese government. 3G technology is expected to enable users to transmit larger volumes of data and more sophisticated content, such as streaming media and multi-player games, more quickly. The more extensive use of data transmission, as facilitated by new and upgraded technologies and networks, is expected to lead to increased demand for enhanced wireless value-added services and, therefore, increased demand for mobile phones with more advanced technologies in China.
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
Continual evolution of wireless network technologies
Wireless network technologies have been continually evolving at a rapid pace. Most mobile handsets are currently based on 2G or 2.5G wireless technology. 2.5G technology enables mobile handsets to offer more features, such as Internet access through mobile phones using wireless application protocol technology and multimedia messaging service. Bridging between 2.5G and 3G, 2.75G technology allows data transmission speed of up to 384Kbps. This enhanced data speed has extended the service scope of current wireless infrastructure before the new 3G networks were deployed. 3G allows a significantly higher data transmission speed at a maximum of 2 to 2.5 Mbps, which enables users to access more features and applications on their mobile phones, such as online mobile gaming and video communication or downloading. In January 2009, MIIT issued 3G licenses to China Mobile (TD-SCDMA), China Unicom (CDMA2000) and China Telecom (WCDMA).

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
Our Products
We manufacture and sell a wide variety of mobile handsets that are primarily based on GSM global cellular technologies. We are currently in the process of developing 3G mobile handsets based on the WCDMA and TD-SCDMA technologies and we expect to launch our first 3G mobile handset to the Chinese market in the third quarter of 2009.
We sold approximately 2,262,000, 3,816,000 and 2,714,000 handset products in 2006, 2007 and 2008, respectively. The average selling prices of our handsets were RMB1,094, RMB816 and RMB788 ($116) in 2006, 2007 and 2008, respectively.
We have devoted significant resources to developing and producing handset products with various features that are targeted at different consumer segments. In 2006, 2007 and 2008, we rolled out 55, 49 and 23 new handset models, respectively. As of December 31, 2008, we offered approximately 23 different handset models to our customers. These products include features such as multimedia functions, touch-screen pads, large LCD screens, ultra-long standby battery, EDGE technology and luxury design with embedded crystals.
We develop and produce our products based on a limited number of handset platform designs, which can be easily customized according to required specifications to produce multiple models with varying features. For example, our VEVA S60 and VEVA U9 models are all based on the same platform design. In 2006, 2007 and 2008, we introduced 23, 21 and 9 new platform designs, respectively.
The following table sets forth the key features and launch time of our main handset products that are currently available on the market.

Date of
Model	Key features	commercial launch

C3100	Flash light; ultra-long standby battery; ultra-low cost	December 2007
C1800	Ultra-long standby battery; FM radio; ultra-low cost	March 2008
T150	Fingerprint identification; ultra-long standby battery; metal casing;	April 2008
VEVA S60	Luxury series with embedded crystals; ultra-long standby battery	May 2008
C6000D	Ultra-long standby battery; dual SIM cards; stock trading function	June 2008
VEVA S70	Luxury series with embedded crystals; ultra-long standby battery; EDGE technology	July 2008
C5188	Ultra-long standby battery; stock trading function; bluetooth technology	July 2008
VEVA S50	Luxury series with embedded crystals; ultra-long standby battery; GPS function	October 2008
VEVA S80	Luxury series with embedded crystals; ultra-long standby battery; dual SIM cards; arc slider design; EDGE function	April 2009
VEVA S90	Luxury series with embedded crystals; ultra-long standby battery; digital TV; GPS function; multi-touch function	May 2009
VEVA U9	Luxury series with embedded crystals; slider design; FM radio; bluetooth technology	May 2009

Mobile handset models typically have a limited economic life, which is approximately 12 to 15 months for particularly successful handsets and four to six months for most other handsets. Our higher-end and differentiated products that incorporate features which are different from our competitors’ products usually have longer economic lives than our other products. The revenue we derive from a particular model typically declines as the product approaches the end of its economic life. The following table sets forth our five best selling products and product series in terms of sales generated in each of 2006, 2007 and 2008.

	For the year ended December 31,
	2006			2007			2008
Product	Revenue	Percentage	Rank	Revenue	Percentage	Rank	Revenue	Percentage	Rank
	(RMB)			(RMB)			(RMB)
	(Amounts in thousands, except percentages)
VEVA S60	—	—		—	—		633,328	29.6%	1
VEVA S70	—	—		—	—		262,688	12.3%	2
W100	—	—		—	—		234,443	11.0%	3
C3100	—	—		—	—		182,521	8.5%	4
VEVA S50	—	—		—	—		150,298	7.0%	5
C1000	—	—		623,495	19.8%	1	—	—
C1000+	—	—		332,318	10.6%	2	—	—
T100	—	—		321,903	10.2%	3	—	—
C2000	—	—		320,147	10.2%	4	—	—
C6000	—	—		264,099	8.4%	5	—	—
A1000 series	478,015	18.8%	1	—	—		—	—
V180 series	419,634	16.5%	2	—	—		—	—
IPD series	377,106	14.9%	3	—	—		—	—
CECT 3270 series	256,554	10.1%	4	—	—		—	—
T800 series	110,162	4.3%	5	—	—		—	—
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
We believe that we have strong product development capabilities for mobile handsets. Our research and development team has developed a number of distinctive handset designs and certain product and process technologies used in producing our handsets, including mobile phone application software, user-friendly product interfaces, printed circuit board designs, such as baseband and radio frequency circuit designs, production technology designs and production testing systems, that contribute to our ability to produce differentiated products. We also designed the ultra-long standby batteries used in our products, which are produced by a third-party. In 2006, 2007 and 2008, our total research and development expenses were RMB16.3 million, RMB18.6 million and RMB29.2 million ($4.3 million), respectively. As of December 31, 2008, we employed 168 research and development personnel, which included personnel specialized in industrial design, mechanical design, software and hardware development, project management and quality assurance. Approximately 81.3% of our research and development personnel have undergraduate or higher education degrees.
We have strengthened our product development capabilities in recent years. With our accumulated knowledge and experience, we have been able to increasingly shorten our product development cycles. Currently, our product development cycle, from product concept defining to mass production, is typically six to nine months. In 2006, 2007 and 2008, we designed, developed and rolled out 55, 49 and 23 new handset models, respectively.
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
Our in-house handset development teams are based at our two research and development centers in Beijing and Huizhou. Our Beijing research center had 163 research and development personnel as of December 31, 2008 and focuses on developing higher-end and differentiated products. Our Huizhou research center had five research and development employees as of December 31, 2008 and concentrates on developing handsets for the mid-range and economy markets based on existing technologies.
We also outsource certain software and hardware designs used in producing our products, such as high-end handset main boards, to certain independent mobile handset designers in China, such as SIM Technology Group Limited.

Manufacturing
Manufacturing facilities
Currently, we mainly manufacture our products in an approximately 3,700 square meter manufacturing facility located in Huizhou City, Guangdong Province, China, which commenced operations in September 2004. This facility is located on property we lease from third parties. As of December 31, 2008, our Huizhou facility was equipped with three SMT lines and seven assembly and testing lines, with annual production design capacity of 1.5 million units. Our design capacity represents the maximum output of our existing equipment based on their design specifications. However, there is typically a substantial difference between our design capacity and our actual output due to various factors, including the high number of different models we produce and the time required to adjust the production line and conduct test production for each new model change. We produced approximately 612,000, 561,000 and 714,000 units of our own handsets in 2006, 2007 and 2008, respectively, at our Huizhou facility. As of December 31, 2008, we had an aggregate of 378 manufacturing employees working in this facility.
We also outsource the production of a substantial portion of our products to EMS providers, thereby leveraging their production process technology and capability. Under this arrangement, the EMS providers establish the production lines mainly using their own equipment while we provide product design as well as certain equipment and all components used for the production. Our EMS provider is also obligated to provide after-sales services for products they manufactured for a certain period of time. The production volumes under such arrangements were approximately 1,598,000 units in 2006, 3,335,000 units in 2007 and 2,040,000 units in 2008. Our current EMS providers include Shenzhen Changcheng Co., Ltd, Huizhou Yunlong Co., Ltd., and Shenzhen Zhong Zhi Chuang Co., Ltd.. We believe that our business is not substantially dependent on any individual EMS provider.
In addition, we provide handset processing services to certain handset producers, including a subsidiary of Xing that is not part of our operating group. Under this arrangement, we receive raw materials and components from third parties and process them into handsets or into handset printed circuit boards, or PCB. We produced approximately 307,000, 1,227,000 and 1,106,000 units of handsets and handset PCB under such arrangement in 2006, 2007 and 2008, respectively.
In January 2008, our subsidiary, HCECT, completed the construction of a new manufacturing facility in Huizhou to produce molds, cast components and other handset parts. A total of approximately RMB13.7 million was invested on this facility, which started operation in January 2008. This facility was disposed of in September 2008 when we disposed of our equity interest in HCECT.
Raw materials and components
Our raw materials and components costs accounted for 94.6% of our total cost of goods sold in 2006, 92.0% in 2007 and 92.5% in 2008. The principal raw materials and components used in the production of our mobile handsets are chipsets, molds, LCD screens, casings, cameras, batteries and keypads.
We source raw materials and components based on price and quality. We believe continuing price negotiations with our suppliers have contributed to our profitability in the past few years. We source chipsets and high-end LCD screens and cameras primarily from overseas suppliers due to the better quality of their products. For example, we source chipsets from MediaTek Inc. and Philips NXP and LCD screens from Truly Semiconductors Ltd. and Foxconn Technology Group. As part of our continuing cost control efforts, we also locally source a significant portion of the raw materials and components used in our manufacturing process, including primarily casing, batteries, cable and low-end LCD screens and cameras. The use of locally sourced raw materials and components also shortens our lead order time and provides us with better access to technical and other support from our suppliers. We also enjoy volume discounts for purchasing certain raw materials and components from our suppliers.
We seek to diversify the supply sources of raw materials and components and to date have not experienced any material disruption of our manufacturing operations due to insufficient supply of raw materials or components. We currently source raw materials and components from approximately 149 suppliers. We do not anticipate any significant interruption in the supply of our raw materials and components that would have a material impact on our business in the future. The aggregate costs attributable to our five largest raw materials and components suppliers in 2006, 2007 and 2008 were 77.9%, 70.0% and 72.5%, respectively, of our total purchases during the relevant periods. However, we believe that our business is not substantially dependent on any individual supplier.
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
We maintain different inventory levels of our raw materials, depending on the type of product and lead time required to obtain additional supplies. We seek to maintain reasonable inventory levels that achieve a balance between our efforts to reduce our storage costs and optimize working capital, and the need to ensure that we have access to adequate supplies. As of December 31, 2007 and 2008, we had RMB119.4 million and RMB116.2 million ($17.0 million), respectively, of raw materials in inventory.
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
Our handset manufacturing facility obtained the ISO 9001 quality management system certification in 2000.
Distribution and Marketing
Distribution network
Substantially all of our products were sold to customers in mainland China. We sell our products primarily to our national distributors, provincial distributors, TV direct sales distributors and internet distributors that resell our products to end customers either directly or through their own distribution networks, which are principally composed of local distributors and retail outlets. As of June 12, 2009, our distribution network included five national distributors, 66 provincial distributors and 15 TV direct-sales distributors and one internet distributors. These distributors sell our products to approximately 300 local distributors and over 3,600 retail outlets and directly to end users, covering 27 provinces and municipalities in China. These retail outlets mainly include handset retail chains, electronic appliance retail chains and department stores. In addition to traditional distribution channels, we are also actively exploring other channels. In November 2008, we also began the online retail sale of our VEVA-branded handsets directly to end customers through the website, www.vevago.com. Since the beginning of 2009, we have also started to build and operate our own specialty retail stores to market and sell our VEVA-branded handsets directly to end customers. As of June 12, 2009, we operated six VEVA retail stores in Beijing, China.
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
Sales generated by our five best-performing distributors accounted for approximately 76.0%, 53.0% and 85.1% of our revenue in 2006, 2007 and 2008, respectively, and the best-performing distributor accounted for approximately 28.4%, 12.4% and 52.7% of our revenue in the same periods. Our distribution agreements generally have a term of one year, but in some cases may extend as long as five years for key distributors. However, the best-performing distributors varied and their respective percentages of our revenue fluctuated significantly in each of the above periods. Although we rely on distributors for the sale, marketing and after-sales support of our products, we believe our business is not substantially dependent on any individual distributor.
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
We are currently in the process of applying for the registration of three trademarks relating to our brand name “CECT” with the China Trademark Office. The registration of these trademarks was previously applied for by a third party who was not involved in the mobile handset manufacturing industry. We purchased the trademark application rights from the third party through a related party in 2007 and anticipate to receive the final approval of our application from the China Trademark Office in the second half of 2009. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transfer of Trademark Application Rights.” In addition, as of December 31, 2008, we had 11 approved trademarks and 25 trademark applications pending with the China Trademark Office.
Technology Licenses and Agreements
In addition to our internally developed technologies and know-how, we also depend on technologies licensed from third parties to design and manufacture our products. For example, we entered into a technology license agreement with Beijing InfoQuick SinoVoice Speech Technology Corp, or SinoVoice, dated April 10, 2009, under which we were granted the right to use certain handwriting technology developed by SinoVoice, for a period of one year. Under a software license agreement entered into by CECT with Mobile Soft Technology (Nanjing) Co., Ltd., or Mobile Soft, on October 28, 2005, we were granted the right to use certain software that supports wireless application protocol and multimedia messaging service functions in our handsets for a period of two years. The contract was renewed on March 10, 2008 with Access China Inc., a company that acquired Mobile Soft in 2007, for an additional three years.
We believe that none of the license agreements is critical to our business and that we can identify alternative technologies and technology providers without undue disruption to our business and operations. However, we cannot assure you that the loss of one or more of these licenses will not have a material adverse effect on our business. See “Item 3. Key Information—D. Risk Factors—Risk Related to Our Business—We rely on a number of technologies licensed from third parties and the loss of some or all of these licenses or failure to renew them on a timely basis could interrupt our production and have a material adverse impact on our business.”

Competition
The mobile handset manufacturing industry in China is intensely competitive. Industry participants compete with each other mainly on the basis of the breadth and depth of their product portfolios, price, operational and manufacturing efficiency, technical performance, product features, quality, customer support and brand recognition. We face significant competition from a number of competitors, including domestic mobile handset producers such as Bird Ningbo Co., Ltd., Konka Group Co., Ltd., Beijing Tianyu Communication Equipment Co. Ltd., Gionee Communication Co., Ltd., and Haier (Qingdao) Telecom Co., Ltd. and a number of large multinational mobile handset producers, such as Nokia Corporation, Motorola, Inc., Samsung Electronics Co., Ltd., Sony Ericsson Mobile Communications (China) Co. Ltd., and LG Electronics (China) Ltd. Many of our competitors have longer operating histories, greater name recognition, significantly larger market shares, access to larger customer bases and significantly greater economies of scale and financial, sales and marketing, manufacturing, distribution, technical and other resources than we do. Some of these competitors have used, and we expect will continue to use, more aggressive pricing strategies, greater incentives and subsidies for distributors, retailers and customers, more successful design approaches and more advanced technologies. In addition, some competitors have chosen to focus on building products based on commercially available components, which may enable them to introduce these products faster and with lower levels of research and development spending than us.
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
In addition, we also face competition from unlicensed mobile handset manufacturers in China that make mobile handsets without the requisite governmental approvals and licenses. However, we believe that these manufacturers are able to keep their production costs low primarily as a result of tax avoidance and non-payment of various fees that are required for all licensed products. Despite recent government actions against many of these unlicensed manufacturers, we believe that such mobile handsets still account for a significant portion of all mobile handsets sold in China. If the PRC government is not successful in preventing these unlicensed mobile handset manufacturers from producing and selling their mobile handsets, our market share and our results of operations could be materially adversely affected.
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
Employees
As of December 31,2008, we had 692 full-time employees. The following table sets forth the number of our full-time employees by function as of December 31, 2006, 2007 and 2008, respectively:

	As of December 31,
Functions	2006	2007	2008
Manufacturing and engineering	550	516	373
General and administration	77	66	66
Marketing and sales	32	44	85
Research and development	153	162	168
We offer our employees competitive compensation packages and various training programs, and as a result we have been able to attract and retain qualified personnel. As of December 31, 2008, 30.7% of our employees held university or graduate degrees.
As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total amount of contributions we made to employee benefit plans for the years ended December 31, 2006, 2007 and 2008 was approximately RMB1.3 million, RMB1.3 million and RMB4.6 million ($0.7 million), respectively.
We adopted our 2007 equity incentive plan in March 2007 to provide an additional means to attract, motivate, retain and reward selected directors, officers, managers, employees and other eligible persons. As of June 12, 2009, there were outstanding options to purchase

2,944,800 ordinary shares held by one of our directors, officers, employees and one consultant and 6,035,675 ordinary shares remained reserved for issuance under this plan.
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
Insurance
Qiao Xing Telecommunication Industry Co., Ltd., an independent third party, maintains property insurance for its premises in Huizhou, in which our current handset production facility is located. The aggregate maximum amount covered by this policy is equivalent to approximately RMB130.9 million ($19.2 million). We also maintain property insurance for our automobiles. We do not maintain business interruption insurance, product quality insurance or key-man life insurance. We believe our insurance coverage is customary and standard for companies of comparable size in comparable industries in China. However, we cannot assure you that our existing insurance policies are sufficient to insulate us from all losses and liabilities that we may incur.
Our Principal Facilities
Our corporate headquarters are located in approximately 4,100 square meters of office space in the CECT Building in Beijing for which we have entered into a lease under which 1,200 square meters will expire in December 2009 and 2,900 square meters will expire in December 2010. Our handset manufacturing facility is located on a leased property of approximately 3,700 square meters in Huizhou. This lease expires in December 2010. In addition, we hold the land use rights for a property with an area of approximately 100,000 square meters in Huizhou City. The land use rights for 77,410 square meters of this land will expire in September 2051 and for 22,590 square meters will expire in September 2052.
We believe that our existing facilities are adequate and suitable to meet our present needs and that additional space can be obtained on commercially reasonable terms to meet our future requirements.
In 2009, we started to build and operate our own specialty retail stores to market and sell our VEVA-branded mobile handsets directly to end customers. As of June 12, 2009, we operated six VEVA retail stores in Beijing, China. These retail stores are located in approximately 296 square meters of shopping space with lease terms ranging from one to three years.
Regulations
This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.
Chinese Regulatory Framework for the Telecommunications Industry
Overview
China’s telecommunications industry, including the mobile handset manufacturing industry, is heavily regulated, primarily through MIIT, which is under the supervision of the State Council. In addition, a number of other government departments, such as the NDRC, also have regulatory authority over various aspects of the telecommunications industry.
The telecommunications industry in China is regulated at both the national and provincial levels. At the national level, MIIT is the primary regulatory authority and, together with other regulatory authorities, such as the NDRC, is responsible for, among other things:
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
At the provincial level, provincial telecommunications authorities, together with other relevant regulatory authorities, are responsible for implementing and enforcing the policies and regulations formulated by MIIT, as well as other central government authorities, within their provinces.
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

MIIT license
The PRC government regulates telecommunications equipment manufacturing primarily through requiring network access licenses for telecommunications equipment, under a unified network entry approval and certification system established pursuant to the Notice Regarding the Implementation of Network Entry License System for Mobile Communications Terminal Products, promulgated on May 19, 1994 by the Ministry of Posts and Telecommunications, the predecessor of MIIT.
On May 10, 2001, MIIT promulgated the Administration Measures of the Network Access of Telecommunications Equipment. According to these measures, all telecommunications terminal equipment that is subject to the network entry license system, including mobile handsets, must obtain a network access license issued by MIIT in order for that product to have access to public telecommunications networks and to be sold in China.
To obtain a network access license, a handset manufacturer must submit an application to MIIT, together with a test report issued by a telecommunications equipment testing organization recognized by the General Administration of Quality Supervision, Inspection and Quarantine, or the GAQSIQ, and authorized by MIIT, or a product quality certificate issued by a state-designated certification agency. Handset manufacturers must place a sticker on the licensed handset bearing the mark of the network access license issued by MIIT. Each network access license is valid for three years. Handset manufacturers must submit applications to renew such licenses at least three months before the expiration of the three-year period. In addition, manufacturers must re-apply for such a license if there are any changes in the technology or certain other prescribed particulars of the licensed handset.
MIIT requires handset manufacturers to implement a comprehensive quality control system and provide after-sales services for their licensed products. These requirements apply equally to both domestic and foreign manufacturers and to both equipment produced in China and equipment imported from overseas. The GAQSIQ, in consultation with MIIT, carries out on-the-spot checks to supervise the quality of the licensed telecommunications equipment and publicly announces the results of such spot checks. Any violation of these requirements may result in penalties in the form of a suspension of the network access license, a warning or a fine.
In addition, according to the Implementation Rules for Compulsory Certification of Telecommunications Equipment issued by the Certification and Accreditation Administration of the PRC on December 7, 2001 and the Administration of Compulsory Product Certification Provisions issued on December 3, 2001 by the GAQSIQ, starting from May 1, 2002, certain telecommunications terminal products, including wireless terminal products (such as GSM and CDMA handsets) and multimedia terminal products become subject to a mandatory certification program by designated governmental agencies, known as the China Compulsory Certification, or the 3C certificate. A 3C certificate will be issued to terminal products after testing of such products against standards for health and safety, telecommunications network security and radio compatibility. Terminal products without 3C certificates cannot be sold or used in telecommunications networks in China, regardless of whether a network access license has been obtained for such product.
We have obtained 3C certificates and network access licenses for all models of the handsets we manufacture.
NDRC approval
In China, investments in fixed assets are generally subject to the approval of the NDRC (or its predecessor, the State Planning Commission). On December 31, 1998, MIIT and the State Planning Commission jointly issued the Notice of Accelerating the Development of the Mobile Telecommunications Industry. This Notice emphasizes that mobile handset production projects shall be subject to the approval of the State Planning Commission, after MIIT’s examination of such projects. Furthermore, mobile handset production shall be incorporated into the national guidance plan approved annually by the State Planning Commission.
In 2004, the State Council promulgated the Decision of Investment Regime Reform, which provides that certain types of investment projects, including mobile handset production investment projects, shall be verified, instead of being approved, by the NDRC. On February 19, 2005, the NDRC promulgated the Several Regulations on the Verification of Mobile Communication Systems and Terminal Product Investment Projects, which provides that mobile handset manufacturers must first obtain verification from the NDRC, which shall solicit the opinion of MIIT before issuance of such verification.
As a result of the gradually decreasing involvement of regulatory authorities, licenses to manufacture mobile handsets have become increasingly easy for domestic enterprises to obtain. On October 9, 2007, the State Council promulgated the Decision of the Fourth Abolition and Adjustment of the Administrative Approval Items, which abolished the verification requirement for mobile handset production.
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
Overview
We are a domestic manufacturer of mobile handsets in China. We manufacture and sell mobile handsets based primarily on GSM global cellular technologies. We are currently in the process of developing 3G mobile handsets based on the WCDMA and TD-SCDMA technologies and we expect to launch our first 3G mobile handset to the Chinese market in the third quarter of 2009. We develop, produce and market a wide range of mobile handsets, with increasing focus on differentiated products that generally have higher profit margins. We sell our products primarily to our national distributors, provincial distributors, TV direct sales distributors and internet distributors, which resell our products to end customers in mainland China either directly or through their own distribution networks principally composed of local distributors and retail outlets. In November 2008, we also began the online retail sale of our VEVA-branded handsets directly to end customers through the website, www.vevago.com. Since the beginning of 2009, we have also started to build and operate our own specialty retail stores to market and sell our VEVA-branded handsets directly to end customers. As of June 12, 2009, we operated six VEVA retail stores in Beijing, China.
We sold approximately 2.26 million, 3.82 million and 2.71 million mobile handsets in 2006, 2007 and 2008, respectively. Our revenues increased by 23.8% from RMB2,537.2 million in 2006 to RMB3,141.1 million in 2007, and decreased by 31.4% to RMB2,153.9 million ($315.7 million) in 2008. Our earnings before extraordinary items increased by RMB295.9 million from RMB268.9 million in 2006 to RMB564.8 million in 2007 and decreased by 25.0% to RMB423.8 million ($62.1 million) in 2008. Our net income increased by RMB306.8 million from RMB286.7 million in 2006 to RMB593.5 million in 2007, and decreased by 28.6% to RMB423.8 million ($62.1million) in 2008.
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
Moreover, China’s mobile telecommunication operators have upgraded their networks to offer 3G wireless telecommunication services. 3G technology is expected to enable users to transmit larger volumes of data and more sophisticated content, such as streaming media and multi-player games, more quickly. In January 2009, MIIT issued 3G licenses to China Mobile (TD-SCDMA), China Unicom (CDMA2000) and China Telecom (WCDMA). The more extensive use of data transmission, as facilitated by new and upgraded technologies and networks, is expected to lead to increased demand for enhanced wireless value-added services and, therefore, increased demand for mobile phones with more advanced technologies in China.

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
Our success depends on our ability to satisfy market demand by continually and successfully introducing new product offerings tailored towards local consumers and changing trends. Historically, we have been able to limit the decline in our average selling prices and reduce the impact on our overall margins by successfully introducing popular new products with increased features and designs. For example, in 2007, we released a series of products with enhanced functions, such as the fingerprint recognition information security phone and the wrist watch phone. In 2008, we released our new VEVA-branded mobile handsets to target the fashion-conscious professional men and women. The VEVA mobile handsets not only took our products’ overall design and functionality to a new level, but also gave value-conscious shoppers an attractive performance-price value proposition. Our ability to continually introduce new product offerings with attractive features has allowed us to achieve higher average selling prices and consistently achieve relatively higher profit margins.
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
Financial Impact of Our Corporate History
The following sets forth our corporate transactions that have had a significant impact on our statement of operations for the years ended December 31, 2004, 2005, 2006, 2007 and 2008:
•	In 2004, CECT disposed of its 40.0% equity interest in CEC Mobile Co., Ltd., or CECM, for cash consideration of RMB72.0 million, resulting in a gain on disposal of RMB10.7 million. After the disposal, CECT continued to hold a 10% equity interest in CECM.

•	In 2005, we acquired an additional 25.0% equity interest in CECT for aggregate consideration of RMB75.0 million, including, among other components, the transfer of a 90.0% equity interest in Beijing Jinxin Hengtong Technology Company Limited, or BJHTCL, and a 3.9% equity interest in China Electronics Financial Co., Ltd., both of which were originally held through CECT. This transaction resulted in an extraordinary gain of RMB48.2 million on the acquisition of additional equity interest in CECT and a gain of RMB10.3 million on the disposal of BJHTCL.

•	In July 2006, we made an additional capital contribution of $18.8 million (equivalent to RMB149.6 million) into CECT. As the minority CECT shareholder did not make a corresponding additional capital contribution, our ownership interest in CECT increased by 3.4% to 93.4%. The transaction resulted in an extraordinary gain of RMB17.8 million.

•	In June 2007, we made another capital contribution of $50 million (equivalent to RMB380.4 million) into CECT. As the minority CECT shareholder did not make a corresponding additional capital contribution, our ownership interest in CECT increased by 3.14% to 96.6%. The transaction resulted in an extraordinary gain of RMB28.7 million.

•	In May 2008, we issued the $70,000,000 Notes in exchange for a combination of 6,966,666 of our ordinary shares that were owned by the Investors of the Notes, valued at approximately US$48,349,000, and cash of $21,651,000. For the year ended December 31, 2008, the Notes resulted in interest expense of RMB92.9 million ($13.6 million), gain on revaluation of the derivative instruments embedded in the Notes of RMB144.9 million ($21.2 million) and an exchange loss of RMB11.5 million ($1.7 million) that arose from the revaluation of the Notes.

•	In August 2008, the holders of the Notes exercised the option to convert $8,251,000 of the principal amount of the Notes and accrued interest thereon of $46,000 into 1,511,397 of our ordinary shares at a conversion price of US$5.49 per share, resulting in a loss on extinguishment of the convertible debts of RMB10.6 million ($1.6 million).
In addition, on November 30, 2006, Xing obtained 100% ownership of our company when it completed its acquisition of the remaining 20% equity interest in our company from Galbo Enterprise Limited. As more fully described in note 2(a) and note 3 to our audited consolidated financial statements included elsewhere in this annual report, this acquisition by Xing established a new basis of accounting that resulted from the “push-down” of Xing’s basis to our underlying assets and liabilities, effective November 30, 2006. The effects of the push-down accounting adjustments include the following:
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
Our business grew and evolved rapidly from 2003 to 2007. However, for the year ended December 31, 2008, there was a decrease in our revenue, operating income and net income, from the year ended December 31, 2007. We may continue to experience decreases in our revenue, operating income and net income and may not be able to achieve a similar growth rate in future periods as we did from 2003 to 2007 and our historical operating results therefore may not provide a meaningful basis for evaluating our business, financial performance and prospects. Moreover, our business model, technology and ability to achieve satisfactory manufacturing results at higher volumes are unproven. Therefore, you should not rely on our past results or our historical rate of growth as an indication of our future performance.
We operate and manage our business as a single segment. Since we primarily generate our revenue from customers in mainland China, we do not account for our results of operations on a geographic basis. For more details regarding our results of operations, see “—A. Operating results.” For more details regarding our corporate history, see “Item 4. Information on the company—A. History and Development of the Company.”
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

	(Combined) (1)		(New Basis)
	Year ended		Year ended December 31,
	December 31, 2006		2007		2008
		Percentage		Percentage			Percentage
(Amounts in thousands, except percentages)	Amount	of revenue	Amount	of revenue	Amount		of revenue
	(RMB)		(RMB)		(RMB)	($)

Revenues:
Handsets and accessories	2,494,004	98.3%	3,113,756	99.1%	2,140,346	313,719	99.4%
Services and others	43,207	1.7%	27,338	0.9%	13,527	1,982	0.6%

Total	2,537,211	100.0%	3,141,094	100.0%	2,153,873	315,701	100.0%

(1)	Represents the sum of the relevant data for the period from January 1 to November 30, 2006 and the period from November 30 to December 31, 2006. Although the presentation of the combined revenues for the year ended December 31, 2006 is not in accordance with U.S. GAAP, we believe this combination is useful to provide investors with a more complete understanding of our results of operations data from year to year.
We sold approximately 2.26 million, 3.82 million and 2.71 million handsets in 2006, 2007 and 2008, respectively. The average selling price of our handsets was RMB1,094 in 2006, RMB816 in 2007 and RMB788 ($116) in 2008. The decrease in average selling price in 2008 was primarily due to the sale of a large volume of ultra-low cost phones, such as the C3100, in the first and second quarter of 2008, as well as promotional sales in the fourth quarter of 2008 across the CECT-branded products in response to the economic downturn in China.
Our services mainly include value-added services provided to our end customers, such as ringtone downloading, handset testing services provided to third-party handset producers, and handset processing services. Our revenue from value-added services was RMB10.9 million, RMB8.1 million and RMB4.2 million ($0.6 million), respectively, in 2006 and 2007 and 2008. Our revenue from handset testing services was RMB23.2 million in 2006. We ceased to provide such services in 2007 and accordingly, no revenue from handset testing services was generated in 2007 and 2008. We provided handset processing services to certain handset producers, including a subsidiary of Xing that is not part of our operating group. Under this arrangement, we receive raw materials and components from third parties and process them into handsets or into handset PCB. Our revenue from handset processing services was RMB9.1 million, RMB19.2 million and RMB9.3 million ($1.4 million), respectively, in 2006, 2007 and 2008. We were also engaged in brand-sharing activities, in which we permitted other handset producers to market and sell their products under the “CECT” brand name. In exchange, we generally charged fees ranging from RMB10 to RMB16 per unit. Products sold through such brand-sharing arrangements amounted to approximately 36,000 units in 2006. We ceased conducting such brand-sharing activities starting from the second half of 2006. Since we significantly reduced the level of such activities in 2006, we derived only an insignificant amount of revenue in 2006 from such activities.
Cost of Goods Sold and Operating Expenses
The following table sets forth our cost of goods sold and operating expenses and these amounts as percentages of our revenue for the periods indicated.

	(Combined) (1)		(New Basis)
	Year ended		Year ended December 31,
	December 31, 2006		2007		2008
		Percentage		Percentage			Percentage
(Amounts in thousands, except percentages)	Amount	of revenue	Amount	of revenue	Amount		of revenue
	(RMB)		(RMB)		(RMB)	($)

Cost of goods sold	2,062,209	81.3%	2,255,844	71.8%	1,287,096	188,654	59.8%

Operating expenses:
Selling and distribution	14,761	0.6%	36,322	1.2%	146,551	21,481	6.8%
General and administrative	21,049	0.8%	69,032	2.2%	44,231	6,483	2.1%
Research and development	16,292	0.6%	18,599	0.6%	29,242	4,286	1.4%
In-process research and development	41,739	1.7%	—	—
Amortization of other intangible assets	15,178	0.6%	32,280	1.0%	11,727	1,719	0.5%
Impairment of other intangible assets	—	—	—	—	26,235	3,845	1.2%

Total operating expenses	109,019	4.3%	156,233	5.0%	257,986	37,814	12.0%

(1)	Represents the sum of the relevant data for the period from January 1 to November 30, 2006 and the period from November 30 to December 31, 2006. Although the presentation of the combined cost of goods sold and operating expenses for the year ended December 31, 2006 is not in accordance with U.S. GAAP, we believe this combination is useful to provide investors with a more complete understanding of our results of operations data from year to year.

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

	(Combined)(1)		(New Basis)
	Year ended		Year ended December 31,
	December 31, 2006		2007		2008
	Sales		Sales		Sales
(Amounts in thousands, except units)	volume	Revenue	volume	Revenue	volume	Revenue
	(Unit)	(RMB)	(Unit)	(RMB)	(Unit)	(RMB)

Manufactured in Huizhou facility	617,454	1,058,112	549,547	416,707	714,199	389,348
Outsourced from EMS providers	1,624,747	1,391,829	3,266,751	2,697,037	1,999,756	1,748,879
Outsourced from ODMs	19,621	23,569	—	—	—	—

Total	2,261,822	2,473,510	3,816,298	3,113,744	2,713,955	2,138,227

(1)	Represents the sum of the relevant data for the period from January 1 to November 30, 2006 and the period from November 30 to December 31, 2006. Although the presentation of the combined revenue for the year ended December 31, 2006 is not in accordance with U.S. GAAP, we believe this combination is useful to provide investors with a more complete understanding of our results of operations data from year to year.
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
Our cost of goods sold per unit was RMB912, RMB591 and RMB474 ($70), in 2006, 2007 and 2008, respectively. The decrease in cost of goods sold per unit in 2007 was mainly due to the increase in the sales volume of lower-cost but higher margin products such as our C1000 series ultra-long standby handsets. The decrease in cost of goods sold per unit in 2008 was mainly due to the sale of a large volume of ultra-low cost phones, such as the C3100, in the first half of 2008.
Operating expenses
Our operating expenses consist of selling and distribution expenses, general and administrative expenses, research and development expenses, an in-process research and development charge and amortization of other intangible assets.
Selling and distribution expenses
Our selling and distribution expenses primarily consist of share-based compensation, salaries, benefits and other staff-related expenses for our sales and marketing personnel, office expenses related to sales and marketing activities and advertising and other promotional expenses. Our selling and distribution expenses increased by RMB110.3 million from RMB36.3 million in 2007 to RMB146.6 million ($21.5 million) in 2008, primarily due to higher airtime costs incurred on increased TV direct sales in 2008. We plan to increase the level of our marketing and promotional activities and recruit additional sales and marketing personnel to expand our business in the near term. We do not expect the increase in our sales and marketing efforts to have a material adverse effect on our results of operations.
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
Our general and administrative expenses in 2008 were RMB44.2 million ($6.5 million), compared to RMB69.0 million in 2007. The decrease was primarily due to the lower share-based compensation expenses recognized in 2008, which decreased from RMB36.3 million in 2007 to RMB12.2 million ($1.8 million) in 2008.

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
Amortization of other intangible assets
Amortization of other intangible assets was RMB15.2 million in 2006, RMB32.3 million in 2007 and RMB11.7 million ($1.7 million) in 2008. The higher amortization of other intangible assets in 2007 arose as a result of the push-down accounting adjustments related to Xing’s acquisition of the remaining 20% interest in our company on November 30, 2006. Amortization expense decreased in 2008 as certain intangible assets had been fully amortized during 2007 and 2008.
Impairment of other intangible assets
As a result of our strategic shift to focus more on our high-end VEVA-branded mobile handsets, we made an impairment charge of RMB26.2 million ($3.8 million) on our “CECT” brand in the year ended December 31, 2008, We did not record any impairment charge on other intangible assets during the years ended December 31, 2006 and 2007.
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
In 2008, the amount of share-based compensation expense recognized were $2.1 million (equivalent to RMB14.7 million), of which 1.6% was charged to selling and distribution expenses, 83.5% to general and administrative expenses and 14.9% to research and development expenses. We expect to recognize a further $1.9 million, $1.9 million, $1.9 million and $0.6 million, respectively, in 2009, 2010, 2011 and 2012. The share-based compensation relating to the option granted to our consultant, as determined using the Black-Scholes option pricing model, amounted to $1.7 million (equivalent to RMB12.9 million) on March 19, 2007, the option grant date and the date of completion of the relevant consultancy work as agreed to by our management, and was debited to our ordinary share capital as share issuance cost upon the completion of our initial public offering in May 2007.
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
On March 16, 2007, the National People’s Congress of the PRC passed the PRC Enterprise Income Tax Law, which law took effect on January 1, 2008. In accordance with the new law, a unified enterprise income tax rate of 25% and unified tax deduction standards will be applied equally to both domestic-invested enterprises and foreign-invested enterprises such as CECT. However, certain qualifying high-technology enterprises may still benefit from a preferential tax rate of 15% under the new tax law if they meet the definition of “qualifying high-technology enterprise.” Regarding the implementation of the preferential treatment for “qualifying high-technology enterprise” under the new tax law, the Chinese government has issued Circular 362 that provides detailed implementation guidance on identifying and approving “qualifying high-technology enterprise” status. Circular 362 follows Circular 172, which was China’s first step in creating a mechanism to identify and approve “qualifying high-technology enterprise” status. CECT is currently in the process of applying to the relevant government authorities for the status of a “qualifying high-technology enterprise.” Before being qualified as a “qualifying high-technology enterprise” under the new tax law, CECT’s applicable tax rate increased from its then existing tax rate of 15% to the statutory tax rate of 25% effective from January 1, 2008. In the absence of any confirmation that CECT will qualify for the preferential tax rate of 15% under the new tax law, we have accrued for the income tax liability and re-measured the deferred tax assets and liabilities of CECT as of December 31, 2008 using the statutory tax rate of 25%. In the event that CECT is subsequently qualified and approved as a “qualifying high-technology enterprise” under the new tax law, appropriate adjustments will be made to the current and deferred tax balances of CECT in the year that such confirmation is obtained.
In addition, under the prior laws and regulations, dividend payments to foreign investors made by foreign-invested enterprises in the PRC, such as CECT, were exempted from PRC withholding tax. Under the new PRC Enterprise Income Tax Law and the relevant implementing rules, however, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to a foreign corporate investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The British Virgin Islands, where we are incorporated, does not have such a tax treaty with the PRC. If we are considered a non-resident enterprise, the 10% withholding tax on dividend income received from CECT would reduce our net income and have an adverse effect on our operating results.
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
Obligations for price guarantees
We report revenue net of estimated obligations for price guarantees. Our obligations under price guarantees, which generally cover a period of between three to four months, are provided based on management’s estimates of future price reductions and the level of unsold inventories held by our customers at the dates of the expected price adjustments. These estimations are made by our management based on their judgment and experience, and any errors could result in our accruing a provision amount that does not correspond with the actual level of claims. Our provision for price guarantees is analyzed as follows:

	(Old Basis)	(New Basis)
	January 1,	November
	2006 to	30, 2006 to
	November	December	Year ended December 31,
(Amounts in thousands)	30, 2006	31, 2006	2007	2008
	(RMB)	(RMB)	(RMB)	(RMB)	($)

Balance at beginning of year/period	—	—	—	—	—
Provision — reported as a reduction of revenue	26,619	—	2,943	91	13
Utilization	(26,619)	—	(2,943)	(91)	(13)

Balance at end of year/period	—	—	—	—	—

As of December 31, 2006, 2007 and 2008, there were no significant planned price reductions for products sold that were still covered under price guarantees and, accordingly, we had not made any provision for such obligations.
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

	(Old Basis)	(New Basis)
	January 1,	November
	2006 to	30, 2006 to
	November	December	Year ended December 31,
(Amounts in thousands)	30, 2006	31, 2006	2007	2008
	(RMB)	(RMB)	(RMB)	(RMB)	($)

Balance at beginning of year/period	3,922	6,905	6,809	8,097	1,187
Provision	13,751	908	14,960	7,485	1,097
Utilization	(10,768)	(1,004)	(13,672)	(10,553)	(1,547)

Balance at end of year/period	6,905	6,809	8,097	5,029	737

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
Collectibility of accounts receivable
The allowance for doubtful accounts is based on our management’s best estimate of the amount of probable credit losses in our existing accounts receivable. An analysis of the allowance for doubtful accounts for the period from January 1, 2006 to November 30, 2006, the period from November 30, 2006 to December 31, 2006, and the years ended December 31, 2007 and 2008 is as follows:

	(Old Basis)	(New Basis)
	January 1,	November
	2006 to	30, 2006 to
	November	December	Year ended December 31,
(Amounts in thousands)	30, 2006	31, 2006	2007	2008
	(RMB)	(RMB)	(RMB)	(RMB)	($)

Balance at beginning of year/period	2,640	2,046	2,045	5,429	796
Bad debt expense	—	—	3,384	1,277	187
Bad debt recovery	(594)	(1)	—	(595)	(87)
Bad debt write-off	—	—	—	(68)	(10)

Balance at end of year/period	2,046	2,045	5,429	6,043	886

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
For the period from January 1, 2006 to November 30, 2006, the period from November 30, 2006 to December 31, 2006, and the years ended December 31, 2007 and 2008, inventory write-downs, which had been charged to cost of goods sold amounted to approximately RMB3.2 million, RMB0.1 million, RMB11.1 million and RMB6.6 million ($1.0 million), respectively. Subsequent to these write-downs, we had sold or disposed of portions of such inventories at amounts that were higher than the written-down value. Inventories sold during the period from January 1, 2006 to November 30, 2006, the period from November 30, 2006 to December 31, 2006, and the years ended December 31, 2007 and 2008 included recovery of previously written-down inventories of approximately RMB16.0 million, nil, RMB0.3 million, and RMB1.2 million ($0.2 million), respectively.
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
We performed step one of the annual goodwill impairment test for the years ended December 31, 2006, 2007 and 2008, and determined that the fair value of CECT exceeded its net book value as at the respective year end dates. Therefore, step two was not required and no goodwill impairment charges have been recognized.
“CECT” brand name
We commenced using the “CECT” brand name since our acquisition of the 65% equity interest in CECT on February 8, 2003. The brand is considered to be of value as it enables our products to be better recognized in the market. We had determined that this brand does not have a definitive useful life as there were no legal, regulatory, contractual, competitive, economic or other factors that would limit its useful life. We are currently in the process of applying for the registration of three trademarks relating to our brand name “CECT” with the China Trademark Office. The registration of these trademarks was previously applied for by a third party who was not involved in the mobile handset manufacturing industry. We purchased the trademark application rights from the third party through a related party and anticipate to receive the final approval of our application from the China Trademark Office in the second half of 2009. Despite the fact that we did not have legal title to or a license to use this brand name, our PRC legal counsel, King & Wood, has advised us that we had sufficient rights under PRC law to use this brand since our acquisition of the 65% interest in CECT on February 8, 2003. This intangible asset is not amortized but rather tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such impairment test consists of a comparison of the fair value of the brand with its carrying amount, and an impairment loss is recognized when the carrying amount of the brand exceeds its fair value. The fair value of the “CECT” brand name is estimated using the Relief-from-Royalty Method, a discounted cash flow approach which brings into play, in the case of CECT, a single set of estimated cash flows and a discount rate commensurate with the risk. The cash flow contribution from the brand comes from savings in royalty that CECT would have to pay to a third party for the use of its brand name if CECT had not had the right to use it but nevertheless had wanted its products to have a recognized brand. The cash flow contribution of the “CECT” brand name is linked to the cash inflow from the sales revenue of CECT. As there is a lack of publicly available information about comparable licensing transactions in the PRC suitable for our purpose, the royalty savings as a percentage of sales revenue is estimated by comparing the operational profit margin as a percentage of sales revenue of CECT with its superior “CECT” brand name with those of comparable companies in China which operate on an OEM sub-contractor basis or with an inferior brand. Also, marketing expense is required to maintain the brand name for CECT. An average of marketing expense as a percentage of sales revenue is taken from the statements of operations of CECT in the medium term forecast. This percentage is then used to estimate cash outflow relating to marketing expense in the cash flow forecast under the Relief-from-Royalty Method.
For the years ended December 31, 2006 and 2007, we did not record any impairment charges on our CECT brand. In 2008, due to our strategic shift to focus more on our high-end VEVA-branded mobile handsets, we recorded an impairment charge of RMB26.2 million ($3.8 million) on our CECT brand.
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
For the years ended December 31, 2006, 2007 and 2008, we did not record any impairment charges on our long-lived assets.
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
In the years ended December 31, 2006, 2007 and 2008, we have not made any changes to the estimated useful lives or salvage values for our long-lived assets.
Valuation of the Embedded Derivatives
The derivative instruments embedded in the $70,000,000 Notes that we issued in May 2008 includes the right to convert the Notes into our ordinary shares by the note holders, an early redemption put option, a put option conditional upon certain events of default and a put option conditional upon a change of control. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133, as amended, “Accounting for Derivative Instruments and Hedging Activities” and EITF Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to a Company’s Own Stock,” we have determined that these embedded derivatives are required to be bifurcated from the associated host instrument and accounted for separately as a derivative instrument liability. The embedded derivatives are revalued at the end of each reporting period, with changes in the fair value of the derivative liability recorded as charges or credits to income in the period in which the changes occur.
The valuation of the embedded derivatives was derived by using various valuation methods, which included Monte Carlo Simulation and Backward Dynamic Programming. These methods require us to make assumptions regarding the probability of certain future events. Other factors used to determine fair value include our period-end stock price, historical stock volatility, risk-free interest rate and derivative term. The identification of, and accounting for, derivative instruments and the assumptions used to value them can significantly affect our financial position and results of operations.
Recent Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board, or the FASB, issued SFAS No. 157, “Fair Value Measurements,” or SFAS No. 157, which defines fair value, provides a framework for measuring fair value, and expands the disclosures required for assets and liabilities measured at fair value. SFAS No. 157 applies to existing accounting pronouncements that require fair value measurements; it does not require any new fair value measurements. In February 2008, FASB issued FASB Staff Position (“FSP”) No. FAS 157-2, “Effective Date of FASB Statement No. 157”, or FSP 157-2, which delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. We adopted the effective portions of SFAS No. 157 beginning the year ended December 31, 2008, with no material impact to its consolidated financial statements. We do not expect the adoption of FSP 157-2 to have a material impact on our consolidated financial statements.
In December 2007, the FASB issued SFAS No. 141R, a revision of SFAS No. 141, “Business Combinations,” or SFAS No. 141R. SFAS No. 141R establishes requirements for the recognition and measurement of acquired assets, liabilities, goodwill, and non-controlling interests (formerly minority interests). SFAS No. 141R also provides disclosure requirements related to business combinations. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008. SFAS No. 141R will be applied prospectively to business combinations with an acquisition date on or after the effective date.
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

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133,” or SFAS 161. This statement requires enhanced disclosures for derivative instruments and hedging activities that include how and why an entity uses derivatives, how these instruments and the related hedged items are accounted for under SFAS 133 and related interpretations, and how derivative instruments and related hedged items affect the entity’s financial position, results of operations and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We do not expect the adoption of SFAS 161 to have a material impact on our consolidated financial statements.
In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets,” or FSP 142-3, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets.” FSP 142-3 is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset in FSP 142-3 shall be applied prospectively to intangible assets acquired after the effective date. We do not expect the adoption of FSP 142-3 to have a material impact on our consolidated financial statements.
In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” or SFAS No. 162, which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. SFAS No. 162 became effective November 15, 2008. We do not expect the adoption of SFAS No. 162 to have a material impact on our consolidated financial statements.
In May 2008, the FASB issued FSP No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement),” or FSP 14-1, which requires the issuer of convertible debt instruments with cash settlement features to account separately for the liability and equity components of the instrument. The debt would be recognized at the present value of its cash flows discounted using the issuer’s nonconvertible debt borrowing rate at the time of issuance. The equity component would be recognized as the difference between the proceeds from the issuance of the note and the fair value of the liability. FSP 14-1 will also require an accretion of the resultant debt discount over the expected life of the debt. The proposed transition guidance requires retrospective application to all periods presented, and does not grandfather existing instruments. FSP 14-1 is effective for fiscal years beginning after December 15, 2008. We do not expect the adoption of FSP 14-1 to have a material impact on our consolidated financial statements.
In June 2008, the Emerging Issue Task Force (“EITF”) issued EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock,” or EITF 07-5. EITF 07-5 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which would qualify as a scope exception under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008. EITF 07-5 does not permit early adoption for an existing instrument. We do not expect the adoption of EITF 07-5 to have a material effect on our consolidated financial statements.
In June 2008, the FASB issued FSP EITF Issue No. 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities,” or FSP 03-6-1. FSP 03-6-1 clarifies that share-based payment awards that entitle their holders to receive non-forfeitable dividends or dividend equivalents before vesting should be considered participating securities. FSP 03-6-1 is effective for fiscal years beginning after December 15, 2008 on a retrospective basis. The Company has not granted any share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents before vesting since incorporation. We do not expect the adoption of FSP 03-6-1 to have a material impact on our consolidated financial statements.
On October 10, 2008, the FASB issued FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active,” or ESP 157-3, which clarifies the application of SFAS No. 157 in a market that is not active. Additional guidance is provided regarding how the reporting entity’s own assumptions should be considered when relevant observable inputs do not exist, how available observable inputs in a market that is not active should be considered when measuring fair value, and how the use of market quotes should be considered when assessing the relevance of inputs available to measure fair value. FSP 157-3 became effective immediately upon issuance. Its adoption did not have a material effect on our consolidated financial statements.
In November 2008, the FASB ratified EITF Issue No. 08-7, “Accounting for Defensive Intangible Assets,” or EITF 08-7. EITF 08-7 applies to defensive intangible assets, which are acquired intangible assets that the acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. As these assets are separately identifiable, EITF 08-7 requires an acquiring entity to account for defensive intangible assets as a separate unit of accounting. Defensive intangible assets must be recognized at fair value in accordance with SFAS No. 141R and SFAS No. 157. EITF 08-7 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008. We do not expect the adoption of EITF 08-7 to have a material impact on our consolidated financial statements.

A. Operating Results
The following table sets forth our summary consolidated statements of operations for the periods indicated:

	(Old Basis)	(New Basis)	(Combined)(1)	(New Basis)
	January 1,	November
	2006 to	30, 2006 to	Year ended
Consolidated statements of operations data	December	December	December	Year ended December 31,
(Amounts in thousands)	31, 2006	31, 2006	31, 2006	2007	2008
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	($)

Revenues	2,281,198	256,013	2,537,211	3,141,094	2,153,873	315,701
Cost of goods sold	(1,843,327)	(218,882)	(2,062,209)	(2,255,844)	(1,287,096)	(188,654)

Gross profit	437,871	37,131	475,002	885,250	866,777	127,047
Operating expenses:					—	—
Selling and distribution	(12,054)	(2,707)	(14,761)	(36,322)	(146,551)	(21,481)
General and administrative	(19,879)	(1,170)	(21,049)	(69,032)	(44,231)	(6,483)
Research and development	(15,131)	(1,161)	(16,292)	(18,599)	(29,242)	(4,286)
In-process research and development	—	(41,739)	(41,739)	—	—	—
Amortization of other intangible assets	(10,890)	(4,288)	(15,178)	(32,280)	(11,727)	(1,719)
Impairment of other intangible assets	—	—	—	—	(26,235)	(3,845)

Operating income (loss)	379,917	(13,934)	365,983	729,017	608,791	89,233
Interest income	5,320	631	5,951	16,373	24,405	3,577
Interest expense	(27,115)	(2,213)	(29,328)	(47,034)	(165,506)	(24,259)
Foreign currency exchange gain (loss), net	9,628	1,502	11,130	12,022	(5,142)	(754)
Gain on remeasurement of embedded derivatives	—	—	—	—	144,939	21,244
Loss on extinguishment of convertible debts	—	—	—	—	(10,634)	(1,559)
Gain on disposal of subsidiaries	—	—	—	—	2,269	333
Other income (loss), net	3,857	579	4,436	873	(3,700)	(541)

Earnings (loss) before income tax expense, minority interests, and extraordinary items	371,607	(13,435)	358,172	711,251	595,422	87,274
Income tax expense	(55,991)	(4,251)	(60,242)	(113,377)	(155,717)	(22,824)

Earnings (loss) before minority interests, and extraordinary items	315,616	(17,686)	297,930	597,874	439,705	64,450
Minority interests	(27,260)	(1,799)	(29,059)	(33,074)	(15,901)	(2,331)

Earnings (loss) before extraordinary items	288,356	(19,485)	268,871	564,800	423,804	62,119
Extraordinary items:
Gains on acquisitions of additional equity interests in CECT, net of nil tax	17,796	—	17,796	28,689	—	—

Net income (loss)	306,152	(19,485)	286,667	593,489	423,804	62,119

(1)	Represents the sum of the relevant data for the period from January 1 to November 30, 2006 and the period from November 30 to December 31, 2006. Although the presentation of the combined operating results for the year ended December 31, 2006 is not in accordance with U.S. GAAP, we believe this combination is useful to provide investors with a more complete understanding of our results of operations data from year to year.

Period-to-Period Comparisons of Historical Financial Data — 2008 Compared to 2007 and 2007 Compared to 2006
The 2006 full-year financial data presented in this section are sums of the data for the period from January 1 to November 30, 2006 and the period from November 30 to December 31, 2006. Although such presentation is not in accordance with U.S. GAAP, we believe this combination is useful to provide investors with a more complete understanding of our results of operations data from year to year.
Revenue
2008 compared to 2007
Our revenue decreased by 31.4% from RMB3,141.1 million in 2007 to RMB2,153.9 million ($315.7 million) in 2008. The decrease was primarily due to a decline in our handsets and accessories revenue, which accounted for 99.1% and 99.4% of our total revenues in 2007 and 2008, respectively.
Our revenue from the sale of handsets and accessories decreased by 31.3% from RMB3,113.8 million in 2007 to RMB2,140.3 million ($313.7 million) in 2008, primarily due to lower handset shipment and a decrease in the average selling price of products sold in 2008. Our handset shipment decreased by 28.9% from 3,816,000 units in 2007 to 2,714,000 units in 2008. Our handset shipment in 2008 was negatively impacted by the earthquake that took place in Sichuan Province, China in May 2008 and the economic downturn in China in 2008. In addition, handset shipment in 2008 also decreased due to our strategic shift to focus on the higher-margin but lower-volume VEVA-branded handsets. VEVA shipments accounted for approximately 29.2% of the total shipment in 2008, compared with zero in 2007. The average selling price of our handsets decreased from RMB816 per unit in 2007 to RMB788 ($116) per unit in 2008, primarily due to the sale of a high volume of ultra-low cost phones, such as the C3100, in the first half of 2008, as well as promotional sales in the fourth quarter of 2008 across our CECT-branded products in response to the economic downturn in China.
Our revenue from the provision of various services and other revenue decreased by 50.5% from RMB27.3 million in 2007 to RMB13.5 million ($2.0 million) in 2008, primarily due to a decline in the volume of handset processing services provided to external customers.
2007 compared to 2006
Our revenue increased by 23.8% from RMB2,537.2 million in 2006 to RMB3,141.1 million in 2007. This increase was primarily due to the significant growth of our handsets and accessories revenue, which accounted for 98.3% and 99.1%, respectively of our total revenue in those periods.
Our revenue from the sale of handsets and accessories increased by 24.9% from RMB2,494.0 million in 2006 to RMB3,113.8 million in 2007, primarily due to increases in unit sales volume, which was offset to a certain extent by a decrease in the average selling price of our handsets. Our handset sales volume increased by 68.7% from approximately 2,262,000 units in 2006 to approximately 3,816,000 units in 2007. The increase in the unit sales volume was primarily driven by the increase in the unit sales volume of our C1000 model handsets from 9,400 units in 2006 to 1,045,000 units in 2007, and the commercial launch of new models, such as C1000+, C2000, T100 and W100, which generated aggregate sales volume of approximately 2,026,000 units in 2007. The unit sales volume increase was also due to our increased sales and marketing efforts, including increased marketing expenses, increased use of TV direct sales programs and expansion of our sales and distribution network to include internet direct sales in 2007. Sales to our TV and internet direct sales distributors reached 1,090,000 units in 2007. The average selling price of our handsets decreased from RMB1,094 per unit in 2006 to RMB816 per unit in 2007, primarily reflecting the increased sales volume and percentage of total sales of lower-cost but higher-margin differentiated products such as the C1000 series ultra-long standby handsets.
Cost of goods sold
2008 compared to 2007
Our cost of goods sold decreased by 42.9% from RMB2,255.8 million in 2007 to RMB1,287.1 million ($188.7 million) in 2008, primarily driven by the decreased sales volume of our handset products and increased percentage in our total sales of ultra-low cost phones, which resulted in, among others, a RMB885.4 million decrease in raw materials and components cost. Our product design fees paid to third parties also decreased by 75.7% from RMB74.4 million in 2007 to RMB18.1 million ($2.7 million) in 2008, as a greater proportion of product development was done in-house in 2008. The cost of goods sold as a percentage of revenue decreased from 71.8% in 2007 to 59.8% in 2008, primarily reflecting our strategic shift to focus on the higher-margin VEVA-branded handsets in 2008.
2007 compared to 2006
Our cost of goods sold increased by 9.4% from RMB2,062.2 million in 2006 to RMB2,255.8 million in 2007, primarily driven by increased unit sales volume of our handset products, which resulted in, among others, a RMB124.1 million increase in raw materials and components cost. Our product design fees paid to third parties also increased by 49.7% from RMB49.7 million in 2006 to RMB74.4 million in 2007, primarily due to increased unit shipments. Depreciation of property, machinery and equipment increased from RMB3.9 million in 2006 to RMB9.0 million in 2007 due mainly to the depreciation of a factory premise which we acquired towards the end of 2006. The cost of goods sold as a percentage of revenue decreased from 81.3% in 2006 to 71.8% in 2007, primarily reflecting the increased unit sales volume and percentage of total sales of lower-cost but higher-margin products such as the C1000 series ultra-long standby handsets.

Gross profit and gross margin
2008 compared to 2007
Our gross profit decreased by 2.1% from RMB885.3 million in 2007 to RMB866.8 million ($127.0 million) in 2008, primarily due to the decreased revenue from our mobile handset products. Our gross margin increased from 28.2% in 2007 to 40.2% in 2008, primarily due to contributions of the VEVA-branded handset models and a higher percentage of revenue we generated from TV direct sales. Under the TV direct sales arrangement, we were able to sell our handsets to infomercial companies at a higher price, but in return, we had to bear the airtime and logistics costs.
2007 compared to 2006
Our gross profit increased by 86.4% from RMB475.0 million in 2006 to RMB885.3 million in 2007, primarily due to increased sales volume of higher-margin handset products. Our gross margin increased from 18.7% in 2006 to 28.2% in 2007, primarily reflecting the launch of several successful higher-margin products in 2007, including the C1000 series ultra-long standby models, the T100 fingerprint recognition information security models and the W100 wrist watch handset. In addition, our increased use of TV direct sales programs and our use of internet direct sales in 2007 also contributed to the increase in our gross margin as we were able to charge a higher price for our products due to the increased advertisement exposures.
Operating expenses
2008 compared to 2007
Our operating expenses increased by RMB101.8 million from RMB156.2 million in 2007 to RMB258.0 million ($37.8 million) in 2008, primarily due to an impairment charge we made on other intangible assets and the increases in selling and distribution expenses and research and development expenses in 2008, partially offset by a decrease in general and administrative expenses and amortization of other intangible assets.
2007 compared to 2006
Our operating expenses increased by RMB47.2 million from RMB109.0 million in 2006 to RMB156.2 million in 2007, primarily due to increases in selling and distribution expenses, general and administrative expenses and amortization of other intangible assets, partially offset by a decrease in in-process research and development charge.
Selling and distribution expenses
2008 compared to 2007
Our selling and distribution expenses increased by 303.5% from RMB36.3 million in 2007 to RMB146.6 million ($21.5 million) in 2008. The increase in selling and distribution expenses was primarily due to the higher airtime costs we incurred on the increased TV direct sales from RMB19.8 million in 2007 to RMB128.2 million (US$18.8 million) in 2008.
Our selling and distribution expenses as a percentage of our total revenue increased from 1.2% in 2007 to 6.8% in 2008.
2007 compared to 2006
Our selling and distribution expenses increased by 145.3% from RMB14.8 million in 2006 to RMB36.3 million in 2007. The increase was driven primarily by an increase in advertising and promotional expenses by RMB13.5 million from RMB12.9 million in 2006 to RMB26.4 million in 2007 and sales commissions of RMB6.1 million paid to our TV infomercial direct sales distributors in 2007. The higher advertising and promotional expenses in 2007 mainly resulted from an increased use of TV direct sales programs to sell and market our products and higher expenditures on advertising and promotional activities. The commission of RMB6.1 million paid in 2007 was to reward our TV infomercial partners for the sales that the TV infomercials helped to generate in our traditional sales channels. Share-based compensation expenses recognized in selling and distribution expenses in 2007 amounted to RMB0.5 million. No share-based compensation expenses relating to sales and marketing personnel were incurred in 2006.
Our selling and distribution expenses as a percentage of our total revenue increased from 0.6% in 2006 to 1.2% in 2007.
General and administrative expenses
2008 compared to 2007
Our general and administrative expenses decreased by 35.9% from RMB69.0 million in 2007 to RMB44.2 million ($6.5 million) in 2008. The decrease was primarily due to the lower share-based compensation expenses we recognized in 2008, which decreased from RMB36.3 million in 2007 to RMB12.2 million (US$1.8 million) in 2008.
As for the percentage of total revenue, our general and administrative expenses decreased from 2.2% in 2007 to 2.1% in 2008.
2007 compared to 2006
Our general and administrative expenses increased by 228.6% from RMB21.0 million in 2006 to RMB69.0 million in 2007. Our share-based compensation expenses recorded in general and administration expenses increased from RMB3.5 million in 2006 to RMB36.3 million in 2007 as a result of the grant of share options to our employees and a director in March 2007. Auditing, legal, investor relation and other professional service expenses increased from RMB1.9 million in 2006 to RMB5.6 million in 2007, primarily due to increased expenditures associated with being a public company in 2007. In 2007, we incurred a provision for doubtful debts of RMB3.4 million compared to a bad debt recovery of RMB0.6 million in 2006. In addition, salaries and other payroll-related expenses increased from RMB4.3 million in 2006 to RMB6.2 million in 2007 while office rental and other office-related expenses increased from RMB1.6 million in 2006 to RMB2.9 million in 2007. As a percentage of total revenue, our general and administrative expenses increased from 0.8% in 2006 to 2.2% in 2007.
Research and development expenses
2008 compared to 2007
Our research and development expenses increased by 57.2% from RMB18.6 million in 2007 to RMB29.2 million ($4.3 million) in 2008. The increase was mainly driven by an increase in the number of engineering personnel, which resulted in an increase in salary expenses and office expenses.
Our research and development expenses as a percentage of total revenue was 0.6% in 2007 and 1.4% in 2008.
2007 compared to 2006
Our research and development expenses increased by 14.1% from RMB16.3 million in 2006 to RMB18.6 million in 2007. The increase in research and development expenses was mainly due to the recognition of share-compensation expenses of RMB1.9 million in 2007. No share-based compensation expenses relating to research and development personnel were incurred in 2006. Our research and development expenses as a percentage of total revenue was 0.6% in both 2006 and 2007.
In-process research and development
As a result of push-down accounting, we recorded an in-process research and development charge of RMB41.7 million in 2006. We did not have similar charges in 2007 and 2008.
Amortization of other intangible assets
As a result of push-down accounting, amortization of other intangible assets increased by 112.5% from RMB15.2 million in 2006 to RMB32.3 million in 2007. Amortization of other intangible assets decreased by 63.7% from RMB32.3 million in 2007 to RMB11.7 million ($1.7 million) in 2008 mainly because certain intangible assets had been fully amortized during 2007 and 2008.
Impairment of other intangible assets
As a result of our strategic shift to focus more on our high-end VEVA-branded mobile handsets, we made an impairment charge of RMB26.2 million ($3.8 million) on our “CECT” brand in the year ended December 31, 2008, We did not record any impairment charge on other intangible assets during the years ended December 31, 2006 and 2007.
Operating income
As a result of the foregoing, our operating income decreased by 16.5% from RMB729.0 million in 2007 to RMB608.8 million ($89.2 million) in 2008, and increased by RMB363.0 million from RMB366.0 million in 2006 to RMB729.0 million in 2007. Our operating margin was 14.4%, 23.2% and 28.3%, respectively, in 2006, 2007 and 2008.
Interest income, interest expenses, foreign currency exchange gain, net, and other income, net
2008 compared to 2007
Our interest income increased by 49.1% from RMB16.4 million in 2007 to RMB24.4 million ($3.6 million) in 2008, primarily due to the increase in our bank deposits. Our interest expenses increased by 251.9% from RMB47.0 million in 2007 to RMB165.5 million ($24.3 million) in 2008, primarily due to an increase in the average balance of our short-term bank borrowings and interest expense relating to the $70,000,000 Notes we issued in May 2008. Interest expense relating to the Notes amounted to RMB92.9 million ($13.6 million) in 2008. We recognized a foreign currency exchange gain of RMB12.0 million in 2007 and a foreign currency loss of RMB5.1 million ($0.8 million) in 2008. The foreign currency gain in 2007 primary resulted from the translation of our foreign currency denominated borrowings into Renminbi, reflecting the appreciation in the value of the Renminbi against the U.S. dollar. The foreign currency loss in 2008 primarily resulted from the translation of our Renminbi-denominated Notes into U.S. dollars, our functional currency, reflecting the appreciation in the value of the Renminbi against the U.S. dollar.
2007 compared to 2006
Our interest income increased by 173.3% from RMB6.0 million in 2006 to RMB16.4 million in 2007, primarily due to the increase in our bank deposits due to proceeds received from the initial public offering of our ordinary shares. Our interest expenses increased by 60.4% from RMB29.3 million in 2006 to RMB47.0 million in 2007, primarily due to the increased average balance of our short-term bank borrowings and an increase in the average interest rate from 6.0% to 6.7%. We recognized a foreign currency exchange gain of RMB11.1 million and RMB12.0 million in 2006 and 2007, respectively, primarily resulting from the translation of foreign currency denominated borrowings into Renminbi, reflecting the appreciation in the value of the Renminbi against the U.S. dollar.
Gain on remeasurement of embedded derivatives
For the year ended December 31, 2008, we recognized a non-cash gain of approximately RMB144.9 million ($21.2 million) on the mark-to-market of the liability-classified derivatives embedded in the Notes we issued in May 2008.

Loss on extinguishment of convertible debts
On August 19, 2008, the holders of the Notes exercised the option to convert $8,251,000 of the principal amount of the Notes and accrued interests thereon of $46,000 into 1,511,397 of our ordinary shares at a conversion price of $5.49 per share. The extinguishment of the convertible debts that arose from such conversion resulted in a loss of RMB10.6 million ($1.6 million).
Gain on disposal of subsidiaries
In 2008, we recognized a gain of RMB2.3 million on the disposal of our equity interests in BCYT and HCECT.
Income tax expense
Our income tax expense increased by RMB42.3 million from RMB113.4 million in 2007 to RMB155.7 million ($22.8 million) in 2008, primarily due to the increase in the applicable income tax rate. Our income tax expense increased by RMB53.2 million from RMB60.2 million in 2006 to RMB113.4 million in 2007, primarily due to increases in our taxable income. We were subject to a 25% enterprise income tax rate in 2008, compared to 15% in both 2007 and 2006. Our effective tax rates for 2006, 2007 and 2008 were 16.8%, 15.9% and 26.2%, respectively.
Minority interests
2008 compared to 2007
Minority interests relate primarily to the minority shareholder’s share of the results of CECT. Minority interest is RMB15.9 million ($2.3 million) in 2008 compared to RMB33.1 million in 2007. The decrease primarily reflects the decline in the net income of CECT in 2008.
2007 compared to 2006
Minority interests relate primarily to the minority shareholder’s share of the results of CECT. We increased our equity interest in CECT from 90% to 93.4% in July 2006 and by an additional 3.14% to 96.6% in June 2007, thereby resulting in a decrease in the minority interest in CECT. However, this decrease was more than offset by the significant growth in CECT’s income during 2007. Consequently, this smaller minority interest in CECT still resulted in a greater reduction in our net income in the amount of RMB33.1 million in 2007, compared to RMB29.1 million in 2006.
Extraordinary items: Gains on acquisitions of additional equity interests in CECT, net of nil tax
We recorded an extraordinary gain of RMB17.8 million in connection with our capital injection of $18.8 million (equivalent to RMB149.6 million) into CECT in July 2006 because the other minority shareholder of CECT, who sold all its remaining 6.6% equity interest in CECT to Qiao Xing Group in December 2006, did not participate in the capital injection at that time. In June 2007, we made another capital contribution of $50 million (equivalent to RMB380.4 million) into CECT. The transaction resulted in an extraordinary gain of RMB28.7 million as the minority shareholder, Qiao Xing Group, did not participate in the capital injection.
Net income
As a result of the foregoing, our net income increased by RMB306.8 million from RMB286.7 million in 2006 to RMB593.5 million in 2007 and decreased by 28.6% to RMB423.8 million ($62.1 million) in 2008. Our net income margin was 11.3%, 18.9% and 19.7%, respectively, in 2006, 2007 and 2008. Our basic earnings per share was RMB7.16, RMB12.28 and RMB7.52 ($1.10), respectively, in 2006, 2007 and 2008. Our diluted earnings per share was RMB7.16, RMB12.28 and RMB6.99 ($1.02), respectively, in 2006, 2007 and 2008.
Inflation
Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 1.5% in 2006, 4.8% in 2007 and 5.9% in 2008.
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
We expect to incur capital expenditures of about RMB100.0 million in 2009, which will be used primarily for the establishment of our VEVA specialty retail stores in the PRC.
We estimate our liquidity needs for 2009 will be approximately RMB1.5 billion, which will be primarily related to repayment of shareholder loans from Xing, repayment of bank borrowings and the Notes due in 2008, and the establishment of our VEVA specialty retail stores. In addition, we anticipate that we would require a higher level of financial resources to fund our working capital as we continue to expand our operations in 2009. Our future working capital requirements will depend on many factors, including, among others, the rate of our revenue growth, the timing and extent of expansion of our sales and marketing activities, the timing of introductions of new products and/or enhancements to existing products, and the timing and extent of expansion of our manufacturing capacity.

Our long-term liquidity needs will relate primarily to working capital to pay our suppliers, distributors and third-party manufacturers, as well as any increases in manufacturing capacity or acquisitions of third party businesses or licenses that we may seek in the future. We expect to meet these requirements primarily through our current cash holdings, revolving short-term bank borrowings, as well as our cash flow from operations. We currently do not have any plan to incur significant capital expenditures in 2010 and for the foreseeable future beyond 2010.
The following table sets forth a summary of our cash flows for the periods indicated:

	(Old Basis)	(New Basis)	(Combined)(1)	(New Basis)
	January 1,	November
	2006 to	30, 2006 to	Year ended
	December	December	December	Year ended December 31,
(Amounts in thousands)	31, 2006	31, 2006	31, 2006	2007	2008
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)

Net cash provided by (used in) operating activities	513,378	(215,111)	298,267	855,524	110,106	16,139
Net cash provided by (used in) investing activities	(249,317)	63,431	(185,886)	23,016	(57,663)	(8,452)
Net cash provided by financing activities	69,661	200,667	270,328	1,117,327	143,738	21,068

(1)	Represents the sum of the relevant data for the period from January 1 to November 30, 2006 and the period from November 30 to December 31, 2006. Although the presentation of the combined cash flow data for the year ended December 31, 2006 is not in accordance with U.S. GAAP, we believe this combination is useful to provide investors with a more complete understanding of our results of operations data from year to year.
Net cash provided by (used in) operating activities
Our net cash provided by operating activities was RMB110.1 million ($16.1 million) in 2008, compared to RMB855.5 million in 2007. This difference was primarily due to the significant decrease in sales, slower collection of accounts receivable and an increase in prepayments made to our suppliers during 2008. Our total accounts receivable and bills receivable increased from RMB418.6 million as of December 31, 2007 to RMB505.8 million ($74.1 million) as of December 31, 2008 while our prepayments to suppliers increased from RMB156.0 million as of December 31, 2007 to RMB363.9 million ($53.3 million) as of December 31, 2008.
Our net cash provided by operating activities was RMB855.5 million in 2007, compared to RMB298.3 million in 2006. This difference was primarily due to significant increase in the sales of higher-margin products and an improvement in our collection of accounts receivable during 2007. As a result, our total accounts receivable and bills receivable decreased from RMB574.5 million as of December 31, 2006 to RMB418.6 million as of December 31, 2007.
Net cash provided by (used in) investing activities
Our net cash provided by (used in) investing activities primarily relates to net cash inflows and outflows from the acquisitions and disposals of our equity investments, net outflows for capital expenditures and changes in the level of our restricted cash. In 2006 and 2008, our net cash used in investing activities was RMB185.9 million and RMB57.7 million ($8.5 million), respectively. In 2007, our net cash provided by investing activities was RMB23.0 million. In 2006, we paid RMB191.6 million for the purchase of certain production facilities, staff quarters and warehouses for a new factory premises in Huizhou City, Guangdong Province, China. In 2008, we incurred capital expenditures of RMB14.9 million ($2.2 million), primarily for the set-up of a manufacturing facility for the production of molds, cast components and other handset parts in Huizhou City, Guangdong Province, China. Our restricted cash, which relates primarily to bank deposits pledged as securities for bank borrowings, decreased by RMB7.1 million and RMB24.9 million in 2006 and 2007, respectively, and increased by RMB41.9 million ($6.1 million) in 2008.
Net cash provided by financing activities
Our cash flows from financing activities primarily relate to short-term bank borrowings, related company advances and proceeds from the issuance of the Notes in May 2008. Our net cash provided by financing activities was RMB270.3 million, RMB1,117.3 million and RMB143.7 million ($21.1 million) in 2006, 2007 and 2008, respectively. The significant increase in net cash provided by financing activities in 2007 arose primarily due to the net proceeds received from the initial public offering of our ordinary shares and increases in our short-term bank borrowings, partially offset by the repayment of outstanding advances to Xing. Net cash provided by financing activities in 2008 included the net proceeds received from the issuance of the Notes in May 2008. In the years ended December 31, 2006, 2007 and 2008, we participated in a cash management arrangement at the direction and discretion of Xing, the objective of which was to provide each entity within the related party group, including our company, the necessary cash resources on an as-needed basis. Consequently, we periodically both transfer cash to and receive cash from certain related parties under such arrangement. These cash flows are unrelated to the production and delivery of our products and services and do not stem from transactions or other events that enter into the determination of our net income. After the execution of the deed of assignment by Xing in respect of the advances to and from the related parties, we had net cash advances from Xing of RMB345.1 million as of December 31, 2006. Subsequent to the completion of the initial public offering of our ordinary shares, we had used RMB330.4 million of the net proceeds to repay Xing and after taking into account the exchange differences arising from the translation of foreign currency-denominated debts, we have net cash advances owing to Xing of RMB4.5 million as of December 31, 2007. In 2008, we received net cash advances from our related parties of RMB8.0 million ($1.2 million) and after taking into account the exchange differences arising from the translation of foreign currency-denominated debts, we have net cash advances owing to Xing of RMB11.2 million ($1.6 million) as of December 31, 2008. We have substantially ceased entering into these types of intragroup financing transactions in 2008 and will fund our operations through our own capital resources.
Capital resources
We have financed our operations primarily through cash flows from operations, the proceeds of the initial public offering of our ordinary shares, the proceeds from the issuance of the Notes in May 2008 and also through bank loans, bills payable and related-party advances. As of December 31, 2008, we had convertible notes with an aggregate outstanding principal amount of RMB431.6 million ($63.3 million), short-term bank loans and other borrowings from various commercial banks with an aggregate outstanding balance of RMB944.1 million ($138.4 million), bills payable issued by various commercial banks with an aggregate outstanding balance of RMB39.9 million ($5.8 million) and outstanding related-party advances in the aggregate amount of RMB11.2 million ($1.6 million). The outstanding convertible notes bear interest at 4.0% per annum, mature on May 15, 2011 and contain an early redemption option which can require us to redeem the convertible notes at any time on or after November 15, 2009. Our short-term bank loans bear a weighted average interest rate of 6.8% and 7.3% as of December 31, 2007 and 2008, respectively. These short-term bank loans have terms of three months to one year, and expire at various times throughout the year. These facilities contain no specific renewal terms but we have historically been able to obtain extensions of some of the facilities shortly before they mature. Bills payable are interest-free bank borrowings with terms of not more than 180 days. All related-party advances outstanding as at December 31, 2008 were interest-free, unsecured and without fixed terms of repayment.
Capital expenditures
Our capital expenditures were RMB200.5 million, RMB1.9 million and RMB14.9 million ($2.2 million) in 2006, 2007 and 2008, respectively. In 2006, we paid RMB191.6 million in cash for the purchase of new factory premises in Huizhou. Our capital expenditures in 2008 relate primarily to the set-up of a manufacturing facility for the production of molds, cast components and other handset parts in Huizhou City, Guangdong Province, China, which was disposed by us together with our disposal of our equity interests in HCECT. We expect to incur capital expenditures of approximately RMB100.0 million in 2009, which will be used primarily for the set up of our VEVA specialty retail stores in the PRC.
C. Research, Development, Patents and Licenses, Etc.
See “Item 4 Information on the Company—B. Business Overview—Research and Development.”
D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2008 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-Balance Sheet Arrangements
We do not have any outstanding derivative financial instruments, interest rate swap transactions or foreign currency forward contracts. We do not engage in speculative transactions involving derivatives.
We provided guarantees to QXCI for bank borrowings in the amount of RMB190.0 million, RMB150.0 million and RMB150.0 million ($22.00 million) as of December 31, 2006, 2007 and 2008, respectively. We also provided a guarantee of $40.0 million to Xing for senior convertible notes issued to two strategic investors of Xing in June 2006, which have been exchanged into our ordinary shares that were then owned by Xing immediately prior to the completion of the initial public offering of our ordinary shares in May 2007.
F. Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations and commitments as of December 31, 2008:

	Due by Period
		Less than	1 to	3 to	More than
	Total	1 year	3 years	5 years	5 years
	(amounts in thousands of Renminbi)

Purchase obligations relating to raw materials and components	17,034	17,034	—	—	—
Operating lease commitments	7,818	4,362	3,456	—	—

Total	24,852	21,396	3,456	—	—

G. Safe Harbor
See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Zhi Yang Wu	35	Chairman and Director
Rui Lin Wu	56	Vice Chairman and Director
Zacky Sun	46	Independent Director
Xin Zhang	44	Independent Director
Pei De Lou	47	Independent Director
David Li	39	Chief Executive Officer
Kok Seong Tan	37	Chief Financial Officer and Principal Accounting Officer
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
Mr. Rui Lin Wu is our vice chairman and is also the father of our chairman. Mr. Wu founded our parent company, Xing, and currently serves as its chairman and chief executive officer. Mr. Wu has over 18 years of experience in the telecommunications industry. Prior to his career in the telecommunications industry, he was a general manager of a fashion and garment factory from 1980 to 1986. Currently, Mr. Wu is the executive commissioner of the China National Association of Industry and Commerce, senior analyst of the China National Condition and Development Research Center, and a member of the Poverty Fund of China.
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
Professor Pei De Lou is our independent director. He joined our company in March 2007 and has been a professor of telecom engineering at Beijing University of Posts and Telecommunications since July 2001. His other current positions include executive secretary of the China Mobile Communications Association, chairman of the Multimedia Communication Broadcasting Standardization Technology Committee under the China Association for Standardization, independent director of Xinzhi Sci & Tech Co., Ltd, a PRC listed company, and chief scientist of Wireless China Network Technology Co., Ltd., where he also served as chief executive officer from May 2005 to February 2007. From December 2002 to May 2005, Professor Lou was general manager of Yunnan Golden Horizon Mobile Communication Technology Co., Ltd. From July 2001 to December 2002, he was general manager of ZT Chinacom Mobile Communication R&D Co., Ltd. From March 1998 to July 2001, Professor Lou was section chief of the Administrative Department of Electronic Information Products of MIIT, where he was in charge of the first national fund for mobile handset research and development. Professor Lou has received the National Invention Award (1993) and the Gold Prize at the 8th National Invention Show in China. Professor Lou holds a Ph.D. degree from the University of Electronic Science and Technology of China.
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
B. Compensation
Cash Compensation of Directors and Executive Officers
In 2008, we paid aggregate cash compensation of RMB3.0 million ($0.4 million) to our directors and executive officers.
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
Administration
Our 2007 equity incentive plan may be administered by our board of directors or any of its committees. The administrator is authorized to interpret the plan, to prescribe, amend and rescind any rules and regulations relating to the plan, and to make any other determinations that it deems necessary or desirable for the administration of the plan. The administrator determines the fair market value, terms and conditions of each award agreement, including but not limited to, the exercise price, the time or times when awards may be exercised, any vesting acceleration or waiver of forfeiture, or repurchase restrictions, and other applicable terms.
Options
The terms and conditions of options granted under our 2007 equity incentive plan are set forth in an award agreement. The term of options granted under the 2007 equity incentive plan will be ten years from the date of grant or such shorter term as provided in the individual award agreement. The compensation committee will determine the acceptable form of consideration for exercise of an option. Such consideration may consist entirely of cash, check, promissory note, ordinary shares, consideration received by us in a cashless exercise, a reduction in the amount of any company liability to the participant, or any combination of the foregoing methods of payment. Under the individual award agreements, to exercise the options granted on March 19, 2007, the optionees are obligated to pay for the consideration entirely by cash.
In the event of termination of employment, a participant may exercise his or her vested options within such period of time as is specified in the individual award agreement, generally 90 days after the date of termination, and any unvested options are immediately forfeited. In no event may a participant exercise an option after its original term has expired.
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
Amendment and termination of plan and awards
Our board of directors may at any time amend, alter, suspend or terminate our 2007 equity incentive plan. Amendments to our 2007 equity incentive plan are subject to shareholder approval, to the extent required by law, or by stock exchange rules or regulations. Any amendment, suspension or termination of our 2007 equity incentive plan may not adversely affect awards already granted without written consent of the recipients of such awards .
In the event of a participant’s termination of employment, his or her unvested awards are generally immediately forfeited, and any vested awards are treated in accordance with the terms of the applicable award agreement.
Our board of directors and shareholders authorized the issuance of up to 8,000,000 ordinary shares upon exercise of awards granted under our 2007 equity incentive plan. On March 19, 2007, we granted options to purchase 3,916,520 of our ordinary shares to one of our directors, officers, key employees and one consultant. In 2008, options to purchase 565,000 of our ordinary shares were exercised and options to purchase 140,000 of our ordinary shares were forfeited, and in March 2009, options to purchase 266,720 of our ordinary shares expired. As a result, options to purchase 2,944,800 of our ordinary shares remained outstanding as of June 12, 2009. The following table sets forth certain information regarding our outstanding options under our 2007 equity incentive plan as of June 12, 2009.

	Ordinary shares	Exercise
	underlying	price
Name	options granted	($/Share)	Grant date	Expiration date
Zhi Yang Wu	20,000	7.50	March 19, 2007	March 18, 2010
	1,250,000	7.50	March 19, 2007	March 18, 2013
David Li	120,000	7.50	March 19, 2007	March 18, 2013
Others(1)	1,200,000	18.00	March 19, 2007	March 18, 2011
	354,800	7.50	March 19, 2007	March 18, 2013

(1)	Consists of one consultant and employees that are not our directors or executive officers.
Employment Agreements
We have entered into employment agreements with each of our executive officers, which have substantially similar terms. Under these agreements, each of our executive officers is employed for a specified time period, but we may terminate his or her employment for “cause” at any time. These agreements do not provide for any special termination benefits, nor do we have any other arrangements with these executive officers for special termination benefits. Each executive officer has agreed to hold in strict confidence and not to use, except for the benefit of our company, any proprietary information, technical data, trade secrets and know-how of our company or the confidential or proprietary information of any third party, including our affiliated entities and our subsidiaries, received by our company. Each of these executive officers has also agreed not to engage in any other employment, occupation, consulting or other business activity directly related to the business in which we are involved, or engage in any other activities that conflict with his or her obligations to us during the term of his or her employment and for three years following the termination of his or her employment.
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
Remuneration and Borrowing
With the prior or subsequent approval by our shareholders, our directors may determine the remuneration to be paid to the directors. The emoluments of all officers are to be fixed by our directors. Our compensation committee will assist our directors in reviewing and approving the compensation structure for our directors. Our directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of our company or of any third party subject to our amended and restated articles of association.

Qualification
There is no shareholding qualification for directors. Further, shareholding qualification for directors may not be fixed by our company in a general meeting.
Terms of Directors and Executive Officers
At each general meeting of the shareholders of our company, all such directors whose term expires are required to retire from office and are eligible for re-election. All of these directors will retain office until the close of such general meeting.
Limitation on Liability and Indemnification Matters
British Virgin Islands law allows us to indemnify our directors, officers and auditors acting in relation to any of our affairs against actions, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duties as our directors, officers and auditors.
Under our amended and restated memorandum and articles of association, we may indemnify our directors, officers, employees and agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons in connection with actions, suits or proceedings to which they are party or are threatened to be made a party by reason of their acting as our directors, officers, employees or agents. To be entitled to indemnification, these persons must have acted honestly and in good faith and in the best interest or not opposed to the interest of our company and they must have had no reasonable cause to believe their conduct was unlawful.
D. Employees
See “Item 4. Information on the Company—B. Business Overview—Employees.”
E. Share Ownership
The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 of the Exchange Act, of our ordinary shares as of April 30, 2009 for:
•	each of our current directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our shares.

	Shares beneficially owned(1)(2)(3)
	Number	Percentage
Directors and executive officers:
Zhi Yang Wu(4)	32,720,000	68.0%
Rui Lin Wu(5)	32,200,000	67.6%
David Li(6)	48,000	*
All Directors and Executive Officers as a Group	32,768,000	68.0%

Principal shareholder:
Qiao Xing Universal Telephone, Inc.(7)	32,200,000	67.6%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares.

(2)	The percentage of beneficial ownership of each listed person is based on 47,609,731 ordinary shares outstanding as of April 30, 2009 and any ordinary shares underlying share options exercisable by such person within 60 days of the date of this annual report but excludes ordinary shares underlying options held by any other person.

(3)	As of April 30, 2009, the outstanding amount of the Notes was approximately $61.7 million. Given that the conversion price of the Notes was reset to US$4.05 per share on November 15, 2008, the outstanding Notes could be converted into approximately 15,246,556 ordinary shares of our company. The holders of the Notes also held 1,648,721 warrants to purchase our ordinary shares as of April 30, 2009. As a result, immediately after giving effect to the conversion of the Notes into our ordinary shares and the exercise of the right to purchase our ordinary shares under the warrants, the holders of the Notes and warrants would beneficially own approximately 26.2% of our ordinary shares. However, the SPA provides that neither the Notes nor the warrants could be converted or exercised, if, after giving effect to such conversion or exercise, the holders of the Notes (together with their affiliates) would beneficially own in excess of 9.99% of our ordinary shares outstanding immediately after giving effect to such conversion or exercise. The notes and warrants were held by DKR SoundShore Oasis Holding Fund Ltd., CEDAR DKR Holding Fund Ltd. and Chestnut Fund Ltd. as of April 30, 2009. The registered address of DKR SoundShore Oasis Holding Fund Ltd. and Chestnut Fund Ltd. is c/o Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. The registered address of CEDAR DKR Holding Fund Ltd. is c/o Walkers SPV Limited, PO Box 908GT, Walker House, Mary

Street, George Town, Grand Cayman, Cayman Islands. DKR Oasis Management Company L.P., with its principal address at 1281 East Main Street, 3rd Floor, Stamford, CT 06902-3565, United States, acts as the discretionary investment manager of DKR SoundShore Oasis Holding Fund Ltd., CEDAR DKR Holding Fund Ltd. and Chestnut Fund Ltd., and is responsible for directing the formulation of the investment program of the three funds, and has the authority to do any and all acts on behalf of the three funds with respect to the investment program, maintenance and administration of the three funds, including voting any shares held by them. Oasis Management Holdings LLC, for which Mr. Seth Fischer is a managing member, is the non-managing general partner of DKR Oasis Management Company L.P. On March 31, 2009, Xing and Mr. Ru Lin Wu, the chairman of Xing and vice chairman of our company, entered into agreements to purchase our outstanding Notes of approximately US$61.7 million from the three holders of the Notes, DKR SoundShore Oasis Holding Fund Ltd., CEDAR DKR Holding Fund Ltd. and Chestnut Fund Ltd. (collectively, the “Sellers”). Under the terms of the agreements, Xing agreed to purchase US$30.0 million of the outstanding Notes for an aggregate purchase price of US$24.0 million, payable in three installments to the Sellers on or before the close of business, New York time, on May 1, 2009. Mr. Ru Lin Wu agreed to purchase the remaining Notes for an aggregate purchase price of US$26.0 million, payable in full to the Sellers on or before the close of business, New York time, on August 31, 2009.

(4)	Includes 520,000 ordinary shares issuable upon exercise of options held by Mr. Zhi Yang Wu and 32,200,000 ordinary shares held by Xing. Mr. Zhi Yang Wu is the vice chairman of Xing. Excluding equity interest owned by his brother, Mr. Zhi Jian Wu Li, and his father, Mr. Rui Ling Wu, he does not own any equity interest in Xing. Mr. Zhi Yang Wu disclaims ownership of the ordinary shares held by Xing except to the extent of his pecuniary interest therein.

(5)	Includes 32,200,000 ordinary shares held by Xing. Mr. Rui Lin Wu is the chairman and chief executive officer of Xing. Mr. Zhi Jian Wu Li, brother of our chairman and son of our vice chairman, owned an aggregate of 9.3% equity interest in Xing through Qiao Xing Trust and Wu Holdings Ltd. as of April 30, 2009. Mr. Ru Lin Wu also owned 43.7% equity interest in Xing as of April 30, 2009. Mr. Rui Lin Wu disclaims ownership of the ordinary shares held by Xing except to the extent of his pecuniary interest therein.

(6)	Includes 48,000 ordinary shares issuable upon exercise of options held by Dr. David Li.

(7)	Xing is a British Virgin Islands company currently listed on the Nasdaq Global Market. Mr. Zhi Jian Wu Li, brother of our chairman and son of our vice chairman, owned an aggregate of 9.3% equity interest in Xing through Qiao Xing Trust and Wu Holdings Ltd. as of April 30, 2009. Mr. Ru Lin Wu also owned a 43.7% equity interest in Xing as of April 30, 2009. The address of Xing is Qiao Xing Science Technological & Industrial Zone, Tangquan, Huizhou, Guangdong, 516023, People’s Republic of China.
None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
As of June 12, 2009, our company had a total of 47,609,731 of its ordinary shares held by six record holders.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
B. Related Party Transactions
Equity Incentive Plan
In March 2007, we granted share options to purchase an aggregate of 3,916,520 ordinary shares in our company to certain of our employees, officers, a director and one consultant. See “Item 6. Directors, Senior Management and Employees—B. Compensation— Equity Incentive Plan.” In January 2008, we issued 565,000 ordinary shares at $7.50 per share upon the exercise of share options by a director and certain employees.
Sales of Mobile Handsets and Accessories
CECT sold mobile handsets and accessories to QXCI for cash consideration of RMB1.4 million in 2006.
Service Transactions
CECT received handset processing fees of approximately RMB3.6 million, RMB13.3 million and RMB6.6 million ($1.0 million) in 2006, 2007 and 2008, respectively from QXCI.
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
In 2006, we made advances and repayments to, and received advances and repayments from, the related party group of RMB531.8 million and RMB836.4 million, respectively. The net balance due to the related parties as of December 31, 2006 was RMB345.1 million. In 2007, we made advances and repayments to, and received advances and repayments from, the related party group of RMB727.4 million and

RMB397.0 million, respectively. Taking into account the exchange differences of RMB10.2 million arising from the translation of foreign currency-denominated debts, the net balance due to the related parties as of December 31, 2007 was RMB4.5 million. In 2008, we made advances and repayments to, and received advances and repayments from, the related party group of RMB49.6 million ($7.3 million) and RMB57.7 million ($8.5 million), respectively. Taking into account the exchange differences of RMB1.4 million arising from the translation of foreign currency-denominated debts, the net balance due to the related parties as of December 31, 2008 was RMB11.2 million ($1.6 million).
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
Guarantees and Pledges
Certain affiliates also provided guarantees and pledges for CECT’s short-term borrowings. Qiao Xing Group made guarantees for CECT of RMB449.0 million, RMB160.0 million and RMB160.0 million ($23.5 million) as of December 31, 2006, 2007 and 2008, respectively. Qiao Xing Group and certain of our directors jointly provided guarantees for CECT of RMB400.0 million, RMB570.0 million and RMB360.0 million ($52.8 million) as of December 31, 2006, 2007 and 2008, respectively. Xing provided guarantees of RMB78.1 million, RMB338.0 million and RMB336.0 million ($49.2 million) as of December 31, 2006, 2007 and 2008, respectively. Certain directors provided guarantees of RMB60.0 million, nil and RMB218.5 million ($32.0 million) as of December 31, 2006, 2007 and 2008, respectively. We have not made any personal loans to our directors or officers in the past. We provided guarantees to QXCI for bank borrowings in the amount of RMB190.0 million, RMB150.0 million and RMB150.0 million ($22.0 million) as of December 31, 2006, 2007 and 2008, respectively. We also provided a guarantee in respect of $40.0 million of senior convertible notes issued by Xing to its two strategic investors in June 2006, which were exchanged into our ordinary shares immediately prior to the completion of the initial public offering of our ordinary shares in May 2007. See “—Arrangements in connection with the senior convertible notes issued by Xing.”
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
Transfer of Trademark Application Rights
We entered into a transfer agreement of trademark application rights with Ms. Hong Su, the wife of our chairman, on December 12, 2006. Ms. Hong Su purchased the application rights of the three trademarks relating to our brand name “CECT” from a third party, who submitted the application with the China Trademark Office, received the approval for the initial application and had these trademarks registered under its name pending the final approval of the China Trademark Office. Under the transfer agreement between Ms. Hong Su and us, she transferred all the rights and obligations in connection with the trademark application to us for no consideration when she was announced as the new applicant of the three trademarks by the China Trademark Office in March 2007. We subsequently submitted our application for the registration of these three trademarks to the China Trademark Office and expect to receive the final approval in the second half of 2009.
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
Our board of directors has complete discretion on whether to pay dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.
B. Significant Changes
Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.
ITEM 9. THE OFFER AND LISTING
A. Offering and Listing Details
Our ordinary shares have been listed on the NYSE since May 3, 2007 under the symbol “QXM.” The following table sets forth the high and low daily closing trading prices of our ordinary shares on the NYSE for the periods indicated:

	Trading price
	High	Low
	($)	($)
Annual highs and lows:
Year ended December 31, 2007 (from May 3, 2007)	15.48	6.76
Year ended December 31, 2008	8.89	1.56

Quarterly highs and lows:
Second quarter 2007 (from May 3, 2007)	12.45	8.53
Third quarter 2007	10.75	6.92
Fourth quarter 2007	15.48	6.76
First quarter 2008	8.89	5.50
Second quarter 2008	7.88	4.78
Third quarter 2008	6.47	2.79
Fourth quarter 2008	3.40	1.56
First quarter 2009	2.95	1.32

Monthly highs and lows:
December 2008	3.18	2.15
January 2009	2.95	1.84
February 2009	2.70	1.70
March 2009	2.40	1.32
April 2009	2.82	2.00

	Trading price
	High	Low
	($)	($)
May 2009	4.06	2.76
June 2009 (through June 12, 2009)	4.33	3.25
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
D. Exchange Controls
Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 1997 and 2008 and various regulations issued by SAFE and other relevant PRC government authorities, RMB is freely convertible only to the extent of current account items, such as trade related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require prior approval from SAFE or its provincial branch for conversion of RMB into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.
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
•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) was in existence on August 20, 1996, was treated as a U.S. person under the Internal Revenue Code on the previous day and has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
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
Taxation of disposition of ordinary shares
Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ordinary share equal to the difference between the amount realized for the ordinary share and your tax basis in the ordinary share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual, who has held the ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will be treated as U.S. source income or loss for foreign tax credit limitation purposes.
If PRC withholding taxes apply to you on the gain on the sale of ordinary shares, such withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. U.S. Holders should consult their own tax advisors regarding the creditability of any PRC tax.
Passive foreign investment company
We believe that we were a passive foreign investment company, or PFIC, for our taxable year that ended December 31, 2008, and we may continue to be a PFIC in the current and future taxable years. Our actual PFIC status in any taxable year will not be determinable until the close of the taxable year. As a result, our PFIC status may change. If we are a PFIC for any year during which you hold ordinary shares, unless you make a timely mark-to-market election (as described below), we will continue to be treated as a PFIC to you for all succeeding years during which you hold ordinary shares.
A non-U.S. corporation is considered to be a PFIC for any taxable year if either:
•	at least 75% of its gross income is passive income, or

•	at least 50% of the average quarterly value of its assets during a taxable year is derived from assets that produce, or that are held for the production of, passive income.
For purposes of the asset test and the income test described above, we will be treated as owning a proportionate share of the assets and earnings and a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.
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
If we are a PFIC for any taxable year during which you hold ordinary shares, dividends paid by us to you in that taxable year or the following taxable year will not be eligible for the reduced rate of taxation applicable to non-corporate U.S. Holders, including individuals. See “Taxation of dividends and other distributions on the ordinary shares” above. Additionally, you will be subject to special tax rules, discussed below, with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a timely “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period prior to the current year for the ordinary shares will be treated as an excess distribution. Under these special tax rules:
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
For the purposes of the PFIC rules, if we are a PFIC for any taxable year during which you hold ordinary shares, you generally would be treated as owning a proportional share of the stock of any of our non-U.S. subsidiaries, or any non-U.S. corporation in which we have an equity investment, that is a PFIC.

Alternatively, if the ordinary shares constitute “marketable stock” in a PFIC, you may make a mark-to-market election for the ordinary shares to elect out of the tax treatment discussed above with respect to the ordinary shares. Marketable stock is stock that is regularly traded in other than de minimis quantities on a qualified exchange, which includes the New York Stock Exchange. We expect that our ordinary shares will qualify as marketable stock for these purposes. If you make a mark-to-market election for the ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of your taxable year over your adjusted basis in such ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. You may make a timely mark-to-market election by filing Internal Revenue Service From 8621 with your original or amended U.S. federal income tax return for the first taxable year in which we are a PFIC and you hold ordinary shares by the due date of the return (including extensions). If we are a PFIC for any taxable year, you would not be able to make a mark-to-market election with respect to any of our non-U.S. subsidiaries, or any non-U.S. corporation in which we have an equity investment, that is a PFIC that you would be treated as indirectly owning under the PFIC rules.
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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Foreign Currency Exchange Risk
The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. Although currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall by no more than 0.3% per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. This change in policy has resulted in an approximately 20% appreciation of Renminbi against the U.S. dollar from July 2005 to June 12, 2009. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.
Because substantially all of our earnings are denominated in Renminbi, any appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our balance sheet position and financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. In addition, fluctuations in the exchange rate between the U.S. dollar and the Renminbi would affect the relative purchasing power of our U.S. dollar-denominated cash assets and the Renminbi value of our U.S. dollar-denominated liabilities. Fluctuations in the exchange rate will also affect the relative value of any dividend we may issue that will be exchanged into U.S. dollars and the earnings from and value of any U.S. dollar-denominated investments we make in the future.
The net assets of Qiao Xing Mobile Communication Co., Ltd., whose functional currency is the U.S. dollar, accounted for 8.2% of our consolidated net assets as of December 31, 2008, which results in our exposure to foreign currency exchange risk. The translation of the net assets of Qiao Xing Mobile Communication Co., Ltd. to Renminbi during consolidation resulted in a translation loss of RMB7.8 million ($1.1 million) in 2008, which was recognized as a component of other comprehensive loss as of December 31, 2008. In addition, Qiao Xing Mobile Communication Co., Ltd. also recorded an exchange loss of RMB11.5 million ($1.7 million) on the revaluation of the principal amount of the Notes outstanding as at December 31, 2008, which was recognized as an expense in 2008. If the exchange rate of the Renminbi against the U.S. dollar as of December 31, 2008 had decreased by 10% from 6.8225 to 6.1403, and the average exchange rate in 2008 had remained the same, the loss on the translation of the net assets of Qiao Xing Mobile Communication Co., Ltd. in 2008 would have been decreased by RMB31.7 million ($4.6 million) and the loss on revaluation of the Notes would have increased by RMB47.6 million ($7.0 million).
Only limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies.
Interest Rate Risk
Our exposure to interest rate risk primarily relates to the interest rates for our bank deposits and borrowings. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-bearing instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower, or interest expenses may be higher, than expected due to changes in market interest rates.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not Applicable.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15T . CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
As of the end of the period covered by this report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) of the Exchange Act.
Based upon that evaluation, our management has concluded that, as of December 31, 2008, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.
Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in U.S. Securities Exchange Act Rules 13a-15(f) and 15d-15(f). For the year ended December 31, 2008, under the supervision, and with the participation of our company’s management, including our principal executive officer and principal financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2008.
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit the company to provide only management’s report in this annual report.
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

	Year ended December 31,
(Amounts in thousands)	2007	2008(1)
	(RMB)	(RMB)	($)

Audit fees	8,034	1,354	198
Audit-related fees	—	—	—

(1)	The audit fees billed by KPMG, our prior independent registered public accounting firm, in connection with the re-issuance of their audit report on our financial statements for the period from January 1, 2006 through November 30, 2006, the period from November 30, 2006 to December 31, 2006 and the year ended December 31, 2007 was $48,000. The audit fees billed by Crowe Horwath LLP, our independent registered public accounting firm, in connection with the audit of our financial statements for the year ended December 31, 2008 was $150,000.
The policy of our Audit Committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
In connection with the issuance of the Notes on May 15, 2008, we issued approximately $48,349,000 in principal amount of the Notes in exchange for 6,966,666 of our ordinary shares that were then owned by the Investors of the Notes. All ordinary shares submitted by the Investors in exchange for the Notes were subsequently cancelled.
On September 17, 2008, our board of directors approved a share repurchase program under which we may repurchase up to an aggregate of $20.0 million worth of our issued and outstanding ordinary shares. The repurchases will be made from time to time on the open market at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to a 10b5-1 plan or otherwise. The repurchases will be made subject to restrictions relating to volume, price and timing. The timing and extent of any purchases will depend upon market conditions, the trading price of our shares and other factors. As of the date of this report, we have not made any repurchase of our ordinary shares under the approved program.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
On September 11, 2008, our board of directors, on the recommendation of our audit committee, approved the appointment of Grobstein, Horwath & Company LLP, or GHC, to serve as our independent registered public accounting firm. Our previous independent registered public accounting firm, KPMG, was dismissed on the same date.
During each of the two most recent fiscal years ended December 31, 2007 and the subsequent interim period through the date of appointment of GHC, we did not consult GHC with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, or any other matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(1)(v) of Regulation S-K.
The audit report of KPMG on our consolidated financial statements for the period from January 1, 2006 through November 30, 2006, the period from November 30, 2006 through December 31, 2006 and the year ended December 31, 2007, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except that their report contained an explanatory paragraph that states that Xing acquired the remaining 20% equity interest in our company on November 30, 2006, resulting in our company becoming wholly owned by Xing and accordingly the consolidated financial statements for the period from November 30, 2006 through December 31, 2006 and the year ended December 31, 2007 reflected the new basis of accounting arising from the transaction, and that upon completion of our initial public offering in May 2007 and conversion of the senior convertible notes issued by Xing into our ordinary shares previously held by Xing, we ceased to be a wholly owned subsidiary of Xing.
During the periods covered by our consolidated financial statements for the period from January 1, 2006 through November 30, 2006, the period from November 30, 2006 through December 31, 2006 and the year ended December 31, 2007, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the matter in their reports on the financial statements for such periods.
On January 8, 2009, we were notified that effective December 8, 2008, the personnel of GHC joined Crowe Horwath LLP, or Crowe, resulting in the resignation of GHC as our independent registered public accounting firm. On January 12, 2009, our board of directors appointed Crowe as our new independent registered public accounting firm.
ITEM 16G. CORPORATE GOVERNANCE
There are no significant differences in the corporate governance practices followed by us as compared to those followed by US domestic companies under the NYSE Listing Standards, except as follows:
•	As a “controlled company” as defined under Section 303A of the NYSE Listed Company Manual, we are exempt from certain corporate governance requirements. Relying on this exemption, Mr. Zhi Yang Wu, who does not satisfy the “independence” requirements of Section 303A of the NYSE Listed Company Manual, serves as a member of our nominating and corporate governance committee and compensation committee;

•	We do not have formal corporate governance guidelines similar to those required for U.S. domestic companies; and

•	Our non-management directors do not schedule regular executive sessions similar to those followed by U.S. domestic companies.

PART III
ITEM 17. FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements of Qiao Xing Mobile Communication Co., Ltd. and its subsidiaries are included at the end of this annual report.
ITEM 19. EXHIBITS

Exhibit
Number	Description

1.1	Amended and Restated Memorandum of Association(1)

1.2	Second Amended and Restated Memorandum and Articles of Association of the Registrant(1)

4.1	Equity Incentive Plan(1)

4.2	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant(1)

4.3	Software License Agreement, dated October 8, 2005(1), which was renewed on March 10, 2008(2)

4.4	Non-Competition Agreement(1)

4.5	Technology Licenses Agreement, dated June 13, 2007(2)

4.6	Securities Purchase Agreement, dated May 15, 2008(3)

4.7	Registration Rights Agreement, dated May 15, 2008(3)

8.1	Subsidiaries of the Registrant

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer and Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Crowe Horwath LLP, dated June 30, 2009

15.2	Consent of KPMG, dated June 30, 2009

(1)	Incorporated by reference from the Registrant’s F-1 registration statement (File No. 333-142162), as amended, first filed with the SEC on April 17, 2007.

(2)	Incorporated by reference from the Registrant’s annual report on Form 20-F for the year ended December 31, 2007 (File Na 1-33430) filed with the SEC on June 26, 2008.

(3)	Incorporated by reference from the Registrant’s 6-K furnished on May 19, 2008.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QIAO XING MOBILE COMMUNICATION CO., LTD.
Date: June 30, 2009	By:	/s/ Zhi Yang Wu
		Name:	Zhi Yang Wu
		Title:	Chairman

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm — Crowe Horwath LLP	F-2

Report of Independent Registered Public Accounting Firm — KPMG	F-3

Consolidated Balance Sheets as of December 31, 2007 and 2008	F-4

Consolidated Statements of Operations for the Period from January 1, 2006 to November 30, 2006, the Period from November 30, 2006 to December 31, 2006 and the Years Ended December 31, 2007 and 2008	F-5

Consolidated Statements of Cash Flows for the Period from January 1, 2006 to November 30, 2006, the Period from November 30, 2006 to December 31, 2006 and the Years Ended December 31, 2007 and 2008	F-6

Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the Period from January 1, 2006 to November 30, 2006, the Period from November 30, 2006 to December 31, 2006 and the Years Ended December 31, 2007 and 2008
F-8

Notes to the Consolidated Financial Statements for the Period from January 1, 2006 to November 30, 2006, the Period from November 30, 2006 to December 31, 2006 and the Years Ended December 31, 2007 and 2008
F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
Qiao Xing Mobile Communication Co., Ltd.
We have audited the accompanying consolidated balance sheet of Qiao Xing Mobile Communication Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2008, and the related consolidated statements of operations, cash flows and shareholders’ equity and comprehensive income for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Qiao Xing Mobile Communication Co., Ltd. and subsidiaries as of December 31, 2008, and the consolidated results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.
Our audit also included the translation of Renminbi (RMB) amounts into United States dollar (US$) amounts and, in our opinion, such translation, where provided, has been made in conformity with the basis stated in the last paragraph of Note 2(q) to the consolidated financial statements. Such United States dollar amounts are presented for the convenience of the readers.
/s/ Crowe Horwath LLP
Sherman Oaks, California
June 27, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
Qiao Xing Mobile Communication Co., Ltd.:
We have audited the accompanying consolidated balance sheet of Qiao Xing Mobile Communication Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2007 and the related consolidated statements of operations, cash flows and shareholders’ equity and comprehensive income for the period from January 1, 2006 through November 30, 2006 (all “Old Basis”), the period from November 30, 2006 through December 31, 2006 and the year ended December 31, 2007 (all “New Basis”). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Qiao Xing Mobile Communication Co., Ltd. and subsidiaries as of December 31, 2007, and the results of their operations and their cash flows for the period from January 1, 2006 through November 30, 2006, the period from November 30, 2006 through December 31, 2006, and the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
As described in Note 2(a) and Note 3, Qiao Xing Universal Telephone, Inc. (“Xing”) acquired the remaining 20% equity interest of the Company on November 30, 2006, resulting in the Company becoming wholly owned by Xing at the time. Accordingly, the Company’s consolidated financial statements as of December 31, 2006 and 2007, for the period from November 30, 2006 through December 31, 2006 and the year ended December 31, 2007 reflect the new basis of accounting arising from this transaction. As described in Note 1(b) and Note 21(b), upon completion of the Company’s initial public offering in May 2007 and conversion of the senior convertible notes issued by Xing into the Company’s ordinary shares previously held by Xing, the Company ceased to be a wholly-owned subsidiary of Xing.
/s/ KPMG
Hong Kong, China
June 25, 2008

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(amounts in thousands, except share and per share data)

	December 31,
	2007	2008
	RMB	RMB	US$
Assets

Current assets:
Cash	2,729,982	2,907,148	426,112
Restricted cash	94,384	136,299	19,978
Accounts receivable, net	418,564	462,282	67,758
Bills receivable	—	43,516	6,378
Inventories	177,279	183,169	26,848
Prepayments to suppliers	155,993	363,907	53,339
Prepaid expenses and other current assets	19,295	38,996	5,716
Deferred income taxes	5,685	6,994	1,025
Deferred debt issuance costs, net	—	34,689	5,084

Total current assets	3,601,182	4,177,000	612,238

Property, machinery and equipment, net	175,469	167,233	24,512
Land use rights	36,106	35,304	5,175
Equity investment, at cost	7,803	7,803	1,144
Goodwill	112,814	112,814	16,536
Other intangible assets, net	60,728	22,766	3,337

Total assets	3,994,102	4,522,920	662,942

Liabilities, minority interests and shareholders’ equity

Current liabilities:
Short-term borrowings	983,904	983,950	144,221
Accounts payable	107,990	52,047	7,629
Prepayments from customers	4,585	42,551	6,237
Accrued liabilities	41,401	50,014	7,331
Amounts due to related parties	4,532	11,155	1,635
Other payables and current liabilities	58,630	7,227	1,059
Income taxes payable	38,722	38,462	5,638
Embedded derivative liability	—	124,130	18,194
Convertible notes	—	206,211	30,225

Total current liabilities	1,239,764	1,515,747	222,169

Deferred income taxes	5,561	320	47

Total liabilities	1,245,325	1,516,067	222,216

Minority interests	78,235	92,065	13,494

Shareholders’ equity:
Ordinary shares:
Par value: nil
Authorized: Unlimited
Issued and outstanding: 47,609,731 (2007: 52,500,000) shares	1,316,726	1,064,421	156,016
Additional paid-in capital	802,892	883,410	129,485
Retained earnings	574,004	997,808	146,253
Accumulated other comprehensive loss	(23,080)	(30,851)	(4,522)

Total shareholders’ equity	2,670,542	2,914,788	427,232

Commitments and contingencies

Total liabilities, minority interests and shareholders’ equity	3,994,102	4,522,920	662,942

See accompanying notes to the consolidated financial statements.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(amounts in thousands, except share and per share data)

	Old Basis
	(Note 2(a))	New Basis (Note 2(a))
	January 1,	November
	2006 to	30, 2006 to
	November	December	Year ended December 31,
	30, 2006	31, 2006	2007	2008
	RMB	RMB	RMB	RMB	US$

Revenues:
External parties	2,277,112	255,154	3,127,780	2,147,300	314,738
Related parties	4,086	859	13,314	6,573	963

Total revenues	2,281,198	256,013	3,141,094	2,153,873	315,701

Cost of goods sold	(1,843,327)	(218,882)	(2,255,844)	(1,287,096)	(188,654)

Gross profit	437,871	37,131	885,250	866,777	127,047

Operating expenses:
Selling and distribution	(12,054)	(2,707)	(36,322)	(146,551)	(21,481)
General and administrative	(19,879)	(1,170)	(69,032)	(44,231)	(6,483)
Research and development	(15,131)	(1,161)	(18,599)	(29,242)	(4,286)
In-process research and development	—	(41,739)	—	—	—
Amortization of other intangible assets	(10,890)	(4,288)	(32,280)	(11,727)	(1,719)
Impairment of other intangible assets	—	—	—	(26,235)	(3,845)

Operating income (loss)	379,917	(13,934)	729,017	608,791	89,233

Other income (expense):
Interest income	5,320	631	16,373	24,405	3,577
Interest expense	(27,115)	(2,213)	(47,034)	(165,506)	(24,259)
Foreign currency exchange gain (loss), net	9,628	1,502	12,022	(5,142)	(754)
Gain on remeasurement of embedded derivatives	—	—	—	144,939	21,244
Loss on extinguishment of convertible debts	—	—	—	(10,634)	(1,559)
Gain on disposal of subsidiaries	—	—	—	2,269	333
Other income (loss), net	3,857	579	873	(3,700)	(541)

Earnings (loss) before income tax expense, minority interests, and extraordinary items	371,607	(13,435)	711,251	595,422	87,274
Income tax expense	(55,991)	(4,251)	(113,377)	(155,717)	(22,824)

Earnings (loss) before minority interests, and extraordinary items	315,616	(17,686)	597,874	439,705	64,450
Minority interests	(27,260)	(1,799)	(33,074)	(15,901)	(2,331)

Earnings (loss) before extraordinary items	288,356	(19,485)	564,800	423,804	62,119

Extraordinary items:

Gains on acquisitions of additional equity interests in CECT, net of nil tax	17,796	—	28,689	—	—

Net income (loss)	306,152	(19,485)	593,489	423,804	62,119

Basic earnings (loss) per share:
Earnings (loss) before extraordinary items	7.21	(0.49)	11.69	7.52	1.10
Extraordinary gains	0.44	—	0.59	—	—

Earnings (loss) per share	7.65	(0.49)	12.28	7.52	1.10

Diluted earnings (loss) per share:
Earnings (loss) before extraordinary items	7.21	(0.49)	11.69	6.99	1.02
Extraordinary gains	0.44	—	0.59	—	—

Earnings (loss) per share	7.65	(0.49)	12.28	6.99	1.02

See accompanying notes to the consolidated financial statements.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands)

	Old Basis
	(Note 2(a))	New Basis (Note 2(a))
	January 1,	November
	2006 to	30, 2006 to
	November	December	Year ended December 31,
	30, 2006	31, 2006	2007	2008
	RMB	RMB	RMB	RMB	US$

Cash flows from operating activities:

Net income (loss)	306,152	(19,485)	593,489	423,804	62,119

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

Depreciation	5,271	499	10,754	11,957	1,753
Amortization of land use rights	—	69	817	802	117
In-process research and development	—	41,739	—	—	—
Amortization of other intangible assets	10,890	4,288	32,280	11,727	1,719
Impairment of other intangible assets	—	—	—	26,235	3,845
Bad debt expense (recovery), net	(594)	(1)	3,384	682	100
Inventory write-downs	3,152	46	11,068	6,650	975
Foreign currency exchange gain (loss), net	(9,833)	(1,498)	(12,290)	5,142	754
(Gain) loss on disposal of property, machinery and equipment	8	—	57	(15)	(2)
Accretion of discount on convertible notes	—	—	—	70,512	10,335
Amortization of deferred debt issuance costs	—	—	—	10,851	1,590
Gain on remeasurement of embedded derivatives	—	—	—	(144,939)	(21,244)
Loss on extinguishment of convertible debts	—	—	—	10,634	1,559
Accrued interest settled through the issuance of ordinary shares on the conversion of convertible notes	—	—	—	316	46
Gain on disposal of subsidiaries	—	—	—	(2,269)	(333)
Minority interests	27,260	1,799	33,074	15,901	2,331
Deferred income taxes	260	(467)	(6,237)	(6,550)	(960)
Share-based compensation	3,522	—	38,626	14,668	2,150
Extraordinary gains on acquisitions of additional equity interests in CECT, net of nil tax	(17,796)	—	(28,689)	—	—

Changes in operating assets and liabilities, net of effects of push-down accounting adjustments in 2006

Accounts receivable	106,019	(139,282)	124,945	(53,844)	(7,892)
Bills receivable	179,098	14,425	27,635	(43,516)	(6,378)
Inventories	106,883	(102,105)	(24,012)	(15,527)	(2,276)
Prepayments to suppliers	(24,302)	552	71,909	(195,018)	(28,585)
Prepaid expenses and other current assets	6,586	2,956	18,898	(13,684)	(2,006)
Accounts payable	(135,197)	(12,283)	(57,336)	(50,844)	(7,452)
Prepayments from customers	(24,898)	(3,146)	(10,804)	37,966	5,565
Accrued liabilities	12,112	(6,565)	6,041	9,213	1,350
Other payables and current liabilities	(33,564)	(1,370)	6,136	(20,488)	(3,003)
Income taxes payable	(7,651)	4,718	15,779	(260)	(38)

Net cash provided by (used in) operating activities	513,378	(215,111)	855,524	110,106	16,139

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(amounts in thousands)

	Old Basis
	(Note 2(a))	New Basis (Note 2(a))
	January 1,	November
	2006 to	30, 2006 to
	November	December	Year ended December 31,
	30, 2006	31, 2006	2007	2008
	RMB	RMB	RMB	RMB	US$

Cash flows from investing activities:

Purchase of property, machinery and equipment	(161,467)	(2)	(1,944)	(14,895)	(2,183)
Purchase of land use rights	(39,004)	—	—	—	—
Deposit for purchase of property, machinery and equipment	(133,085)	—	—	—	—
Refund of deposit for purchase of property, machinery and equipment	66,542	66,543	—	—	—
Restricted cash related to new bank borrowings	(67,999)	(8,864)	(222,870)	(108,858)	(15,956)
Release of restricted cash upon repayment of bank borrowings	78,255	5,754	247,788	66,943	9,812
Collection of amounts due from China Electronics Financial Co. Ltd.	7,030	—	—	—	—
Net cash outflow on disposal of subsidiaries	—	—	—	(1,162)	(170)
Proceeds from disposal of property, machinery and equipment	411	—	42	309	45

Net cash provided by (used in)investing activities	(249,317)	63,431	23,016	(57,663)	(8,452)

Cash flows from financing activities:

Net proceeds from issuance of common stock	—	—	1,026,611	—	—
Net proceeds from issuance of convertible notes	—	—	—	128,887	18,891
Capital contributed by a minority shareholder of a subsidiary	—	—	2,100	—	—
Proceeds received from exercise of share options	—	—	30,911	—	—
Proceeds from short-term borrowings	1,089,219	23,883	1,496,963	1,650,123	241,865
Repayments of short-term borrowings	(1,116,271)	(31,100)	(1,108,831)	(1,643,314)	(240,867)
Proceeds from borrowings from Xing or from related parties on behalf of Xing	593,578	242,814	396,998	57,681	8,455
Repayments of borrowings from Xing or from related parties on behalf of Xing	(496,865)	(34,930)	(727,425)	(49,639)	(7,276)

Net cash provided by financing activities	69,661	200,667	1,117,327	143,738	21,068

Effect of foreign exchange rate changes	—	—	(27,971)	(19,015)	(2,787)

Net increase in cash	333,722	48,987	1,967,896	177,166	25,968
Cash, beginning of year/period	379,377	713,099	762,086	2,729,982	400,144

Cash, end of year/period	713,099	762,086	2,729,982	2,907,148	426,112

Supplemental disclosure of cash flow information:

Interest paid	24,394	3,555	45,576	77,622	11,377
Income tax paid	63,382	—	103,835	162,527	23,822
Share issuance costs in the form of share-based payment	—	—	12,859	—	—
Warrant issuance costs in the form of share-based payment	—	—	—	2,500	366
Convertible note issuance costs in the form of share-based payment	—	—	—	31,451	4,610
Ordinary shares repurchased through the issuance of convertible notes	—	—	—	338,165	49,566
Ordinary shares issued on partial conversion of convertible notes	—	—	—	55,054	8,070
Additional supplemental cash flow information is set out in Note 5.
See accompanying notes to the consolidated financial statements.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(amounts in thousands, except share data)

				Retained	Accumulated
	Ordinary shares		Additional	earnings	other		Total
	Number		paid-in	(accumulated	comprehensive		comprehensive
	of shares	Amount	capital	deficit)	loss	Total	income
		RMB	RMB	RMB	RMB	RMB	RMB

Old Basis (Note 2(a))

Balance as of January 1, 2006	40,000,000	83	308,283	261,597	—	569,963
Net income for the period from January 1 to November 30, 2006	—	—	—	306,152	—	306,152	306,152

Comprehensive income							306,152

Share-based compensation	—	—	3,522	—	—	3,522

Balance as of November 30, 2006	40,000,000	83	311,805	567,749	—	879,637

New Basis (Note 2(a))
New Basis accounting adjustments (Note 3)	—	—	747,885	(567,749)	—	180,136
Net loss for the period from November 30 to December 31, 2006	—	—	—	(19,485)	—	(19,485)	(19,485)

Comprehensive income							(19,485)

Balance as of December 31, 2006	40,000,000	83	1,059,690	(19,485)	—	1,040,288
Net income	—	—	—	593,489	—	593,489	593,489
Foreign currency translation adjustments	—	—	—	—	(23,080)	(23,080)	(23,080)

Comprehensive income							570,409

Transfer of additional paid-in capital to share capital	—	308,283	(308,283)	—	—	—
Issuance of ordinary shares	12,500,000	1,021,219	—	—	—	1,021,219
Share-based compensation:
— options granted to a director and employees	—	—	38,626	—	—	38,626
— options granted to a consultant as ordinary share issuance cost	—	(12,859)	12,859	—	—	—

Balance as of December 31, 2007	52,500,000	1,316,726	802,892	574,004	(23,080)	2,670,542
Net income	—	—	—	423,804	—	423,804	423,804
Foreign currency translation adjustments	—	—	—	—	(7,771)	(7,771)	(7,771)

Comprehensive income							416,033

Issuance of ordinary shares	2,076,397	85,860	—	—	—	85,860
Cancellation of ordinary shares	(6,966,666)	(338,165)	—	—	—	(338,165)
Issuance of stock purchase warrants to convertible note investors and external consultants	—	—	70,012	—	—	70,012
Warrant issuance costs	—	—	(4,162)	—	—	(4,162)
Share-based compensation	—	—	14,668	—	—	14,668

Balance as of December 31, 2008	47,609,731	1,064,421	883,410	997,808	(30,851)	2,914,788

US$		156,016	129,485	146,253	(4,522)	427,232

See accompanying notes to the consolidated financial statements.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share and per share data)

1	Principal activities, organization and significant concentrations and risks
(a)	Principal activities

Qiao Xing Mobile Communication Co., Ltd. (the “Company”) and its subsidiaries (collectively, the “Group”) are principally engaged in the production and sale of mobile phones and accessories in the People’s Republic of China (the “PRC”).
(b)	Organization

The Company was incorporated in the British Virgin Islands (the “BVI”) on January 31, 2002. The Company listed its ordinary shares on the New York Stock Exchange (the “NYSE”) under the symbol “QXM” on May 3, 2007. On May 8, 2007, the Company and certain selling shareholders completed an initial public offering (the “IPO”) of 13,333,334 ordinary shares. The IPO, which was priced at US$12 per share, consisted of 12,500,000 new ordinary shares issued by the Company and 833,334 ordinary shares offered by the selling shareholders.

As of December 31, 2008, the Company was 67.6% (2007: 61.3%) owned by Qiao Xing Universal Telephone, Inc. (“Xing”), a company listed on the Nasdaq National Market.

Details of the Group’s subsidiaries are as follows:

			Percentage of equity interest
		Place of	attributable to the Group
Name of subsidiary	Note	incorporation	as of December 31,
			2007	2008

CEC Telecom Co., Ltd. (“CECT”)		PRC	96.6%	96.6%

Beijing CECT Yitong Technology Co., Ltd (“BCYT”)	(i )	PRC	64.4%	—

Huizhou CEC Telecom Co., Ltd. (“HCECT”)	(ii)	PRC	—	—

(i)	The Group’s interest in BCYT as of December 31, 2007 was held through CECT, which owned a 66.7% equity interest in BCYT. The Group’s interest in BCYT was disposed of during the year ended December 31, 2008.

(ii)	HCECT was incorporated in January 2008 and was owned as to 100% by CECT. The Group’s interest in HCECT was disposed of subsequently during the year ended December 31, 2008.
(c)	Significant concentrations and risks

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

Revenue concentrations

Individual customers accounting for more than 10% of the Group’s revenue for the period from January 1, 2006 through November 30, 2006, the period from November 30, 2006 through December 31, 2006, and the years ended December 31, 2007 and 2008, are as follows:

	Old Basis	New Basis
	January 1,	November
	2006 to	30, 2006 to
	November	December	Year ended December 31,
	30, 2006	31, 2006	2007	2008

Beijing U-life International Technology Co., Ltd.	—	—	—	53%
Shenzhen Laidi Technical Co., Ltd.	30%	13%	12%	—
Shenzhen Siecom Communication Technology Development Co., Ltd.	11%	23%	12%	—
Beijing Beidou Communication & Equipment Co., Ltd.	—	—	12%	—
Beijing Jinsheng Technical Co., Ltd.	16%	19%	—	—
Beijing Jiasheng Ruitong Electronics Co., Ltd.	15%	—	—	12%
Xi’an Ruiqiao Electronics Co., Ltd.	—	15%	—	—
Jinan Qiaoxing Telecommunication Co., Ltd.	—	14%	—	—
Wuhan Jiajiali Electronics Co., Ltd.	—	12%	—	—

Total	72%	96%	36%	65%

As of December 31, 2007 and 2008, the Group’s five largest accounts receivable accounted for approximately 67% and 91%, respectively, of the Group’s total accounts receivable.
          Concentrations of cash balances held at financial institutions
As of December 31, 2007 and 2008, cash of RMB2,711,907 and RMB2,904,187 (US$425,678), respectively, was held in uninsured accounts at major financial institutions located in the PRC, and cash of RMB17,512 and RMB2,961 (US$434), respectively, was held in uninsured accounts at major financial institutions located in the Hong Kong Special Administrative Region (the “HK SAR”). Further, as of December 31, 2007 and 2008, the Company’s cash balance included U.S. dollar denominated bank deposits of US$44,517 and US$5,196 (equivalent to RMB324,737 and RMB35,450), respectively, in uninsured accounts at major institutions located in the PRC, and US$2,323 and US$429 (equivalent to RMB16,946 and RMB2,928), respectively, in uninsured accounts at major financial institutions located in the HK SAR. Management believes that these major financial institutions are of high credit quality.
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

Prior to November 30, 2006, the Company was 80% owned by Xing. The Company became a wholly owned subsidiary of Xing on November 30, 2006 when Xing acquired the remaining 20% equity interest in the Company from Galbo Enterprise Limited (“Galbo”). Xing’s acquisition of the 20% minority interest in the Company has been accounted for by Xing using the purchase method. Accordingly, the purchase accounting adjustments as a result of Xing’s acquisition of the 20% minority interest in the Company have been pushed-down and reflected in the accompanying financial statements.

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

Cash that is restricted as to withdrawal for use or pledged as security is disclosed separately on the face of the consolidated balance sheet, and is not included in cash in the consolidated statements of cash flows. Restricted cash of RMB94,384 and RMB136,299 (US$19,978) as of December 31, 2007 and 2008, respectively, represents pledged deposits for securing short-term bank borrowings.

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

Accounts receivable are recorded at invoiced amount net of deductions for trade discounts. The Group maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Group determines the allowance for doubtful accounts based on the age of the accounts receivable balance, the customer’s payment history and its current credit-worthiness and current economic trends. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers.

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

In certain circumstances, the Group has sold, with recourse, bills receivables to banks. The recourse obligation represents the amount the Group would be obligated to repay to the extent that the issuing financial institution does not make payment upon maturity. Because the discounted bills receivables have not been legally isolated from the Group, the discounted bills receivables sold with recourse have been accounted for as short-term secured borrowings until the bills receivable are paid. Upon payment of bills receivable, the discounted bills receivables and related short-term secured borrowings are derecognized. Historically, the Group has experienced no losses on bills receivable. As of December 31, 2007 and 2008, discounted bills of nil and RMB40,000 (US$5,863), respectively are included in short-term borrowings.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)

2	Summary of significant accounting policies (continued)
(e)	Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the first-in, first-out method. Costs of finished goods are composed of direct materials, direct labor and an attributable portion of manufacturing overhead based on normal operating capacity. Adjustments are recorded to write-down damaged, obsolete and slow-moving items to their estimated net residual value based on the ageing of the inventories, current and expected future market trends and conditions, and the physical condition of the inventory.
(f)	Prepayments to suppliers

Advance payments for purchases of raw materials are included in “prepayments to suppliers” and represent cash deposits paid to vendors for future purchases. The Group is required to make advance payments for certain new suppliers. Advanced payments are unsecured, non-interest bearing and expected to be utilized within one year.

The outstanding balance of “prepayments to suppliers” is reduced and reclassified to “inventories” when inventory is received and passes quality inspection based on the terms of the purchase order. Such reclassifications of RMB1,178,203, RMB125,528, RMB1,909,685 and RMB1,492,267 (US$218,727) for the period from January 1, 2006 through November 30, 2006, the period from November 30, 2006 through December 31, 2006, and the years ended December 31, 2007 and 2008, respectively, are not reflected as cash outflows from operating activities.
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

Major expenditures for betterments and renewals are capitalized. All ordinary repair and maintenance costs are expensed as incurred. Depreciation on property, machinery and equipment is provided using the straight-line method (after taking into account their respective estimated residual values) over the following estimated useful lives:

Buildings and improvements	5 - 30 years
Machinery and equipment	5 - 12 years
Furniture and office equipment	5 - 10 years
Motor vehicles	5 - 8 years
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

Land use rights represent the exclusive right to occupy and use a piece of land in the PRC during the contractual period of the rights. Land use rights are carried at cost, subject to adjustments resulting from the effects of purchase accounting and push-down accounting, and are charged to expense on a straight-line basis over 50 years, the contractual period of the rights.

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

Intangible assets with determinable useful lives are amortized as follows:

Customer relationships	3 - 5 years
Completed technology	1.8 - 5 years
Core technology	4 - 5 years
Backlog	4 - 5 months
Licenses	5 years
Management has determined that the Group’s “CECT” brand name held by its subsidiary, CECT, does not have a determinable useful life. Consequently, the carrying amount of this brand name is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that the assets might be impaired. Such impairment test consists of a comparison of the fair value of the brand name with its carrying amount, and an impairment loss is recognized if and when the carrying amount of the brand name exceeds its fair value.
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

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)

2	Summary of significant accounting policies (continued)
(k)	Revenue recognition (continued)

The Group recognizes a liability for price guarantees, which generally cover a period of between three to four months, based on management’s estimates of future price reductions and the level of unsold inventories held by customers at the dates of expected price adjustments. Price guarantees reported as a reduction of revenues amounted to RMB26,619, RMBNil, RMB2,943 and RMB91 (US$13) for the period from January 1, 2006 through November 30, 2006, the period from November 30, 2006 through December 31, 2006, and the years ended December 31, 2007 and 2008, respectively.

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

	Old Basis	New Basis
	January 1,	November
	2006 to	30, 2006 to
	November	December	Year ended December 31,
	30, 2006	31, 2006	2007	2008
	RMB	RMB	RMB	RMB	US$

Balance at beginning of period/year	3,922	6,905	6,809	8,097	1,187
Provision	13,751	908	14,960	7,485	1,097
Utilization	(10,768)	(1,004)	(13,672)	(10,553)	(1,547)

Balance at end of period/year	6,905	6,809	8,097	5,029	737

(m)	Research and development costs, advertising costs, and shipping and handling costs

Research and development costs are expenses as incurred.

Adverting costs are charged to selling and distribution expenses when incurred. Advertising costs amounted to RMB10,382, RMB2,491, RMB26,445 and RMB137,166 (US$20,105) for the period from January 1, 2006 through November 30, 2006, the period from November 30, 2006 through December 31, 2006, and the years ended December 31, 2007 and 2008, respectively.

The costs of shipping and distributing products are included in cost of sales.
(n)	Retirement and other postretirement benefits

Pursuant to relevant PRC regulations, the Group’s subsidiaries are required to make contributions to various defined contribution plans organized by the PRC government. The contributions are made for each qualifying PRC employee at 20% of a standard salary base as determined by the PRC governmental authority. Contributions to the defined contribution plans are charged to expense as the service is provided. For the period from January 1, 2006 through November 30, 2006, the period from November 30, 2006 through December 31, 2006, and the years ended December 31, 2007 and 2008, contributions to the defined contribution plans were RMB606, RMB45, RMB624 and RMB2,228 (US$327), respectively. The Group has no other obligation for the payment of employee benefits associated with these plans beyond the contributions described above.

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

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates or laws is recognized in the statement of operations in the period that the change in tax rates or tax laws is enacted. Interest and penalties related to unrecognized tax benefits, if and when required, are classified as part of income tax expense in the statement of operations.
(q)	Foreign currency transactions

The reporting currency of the Group is Renminbi (“RMB”).

Through May 2, 2007, the Company’s functional currency was RMB. Effective May 3, 2007, the Company changed its functional currency to United States dollars (“U.S. dollar” or “US$”) due to the significant changes in the Company’s economic facts and circumstances upon the completion of the Company’s listing on the NYSE, which resulted in the Company’s financing activity being predominately denominated in and expected to continue to be predominately denominated in U.S. dollar. The corresponding adjustment attributable to current-rate translation of non-monetary assets as of the date of the change was immaterial and has been recorded as accumulated other comprehensive loss, a separate component within shareholders’ equity.

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

Effective from May 3, 2007, assets and liabilities of the Company are translated into RMB using the exchange rate as of the balance sheet date. Income and expenses are translated at the average exchange rate prevailing during the reporting period. The gains and losses resulting from translation of financial statements of the Company are recorded as accumulated other comprehensive loss, a separate component within shareholders’ equity.

RMB is not freely convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for foreign exchange transactions are the rates of exchange quoted by the PBOC which are determined largely by supply and demand.

For the convenience of readers, certain 2008 RMB amounts included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00 = RMB6.8225, being the noon buy rate for U.S. dollars in effect on December 31, 2008 in the City of New York for cable transfer in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2008, or at any other date.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
2	Summary of significant accounting policies (continued)

(r)	Earnings (loss) per share

Basic earnings (loss) per share is computed using the “two-class” method by dividing net income allocated to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year/period. Diluted earnings per share is calculated by dividing net income by the weighted average number of ordinary and dilutive ordinary shares equivalents outstanding during the year/period. Potential dilutive securities are not included in the calculation of diluted earnings (loss) per share if the impact is anti-dilutive.

(s)	Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions in the Group’s consolidated financial statements include determining the fair values of assets and liabilities acquired in business combinations and purchase of additional equity interests in CECT from the minority interest holder, the estimated useful lives of property, machinery and equipment and intangible assets with determinable lives, recoverability of the carrying values of property, machinery and equipment, goodwill and other intangible assets, the fair value of share-based payments, the fair values of conversion options and other derivatives embedded in convertible notes, the fair value of ordinary share warrants granted in connection with the issuance of the convertible notes, allowances for doubtful receivables, realizable value of inventories, and deferred income tax assets, warranty obligations and price guarantees. Actual result could differ from those estimates.

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

(v)	Recently issued accounting standards

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements,” which defines fair value, provides a framework for measuring fair value, and expands the disclosures required for assets and liabilities measured at fair value. SFAS No. 157 applies to existing accounting pronouncements that require fair value measurements; it does not require any new fair value measurements. In February 2008, FASB issued FASB Staff Position (“FSP”) No. FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), which delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company adopted the effective portions of SFAS No. 157 beginning the year ended December 31, 2008, with no material impact to its consolidated financial statements. Management does not expect the adoption of FSP 157-2 to have a material impact on the Group’s consolidated financial statements.

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

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
2	Summary of significant accounting policies (continued)

(v)	Recently issued accounting standards (continued)

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

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133.” This statement requires enhanced disclosures for derivative instruments and hedging activities that include how and why an entity uses derivatives, how these instruments and the related hedged items are accounted for under SFAS 133 and related interpretations, and how derivative instruments and related hedged items affect the entity’s financial position, results of operations and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Management does not expect the adoption of SFAS 161 to have a material impact on the Group’s consolidated financial statements.

In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets.” FSP 142-3 is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset in FSP 142-3 shall be applied prospectively to intangible assets acquired after the effective date. Management does not expect the adoption of FSP 142-3 to have a material impact on Group’s consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. SFAS No. 162 became effective November 15, 2008. Management does not expect the adoption of SFAS No. 162 to have a material impact on the Group’s consolidated financial statements.

In May 2008, the FASB issued FSP No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP 14-1”), which requires the issuer of convertible debt instruments with cash settlement features to account separately for the liability and equity components of the instrument. The debt would be recognized at the present value of its cash flows discounted using the issuer’s nonconvertible debt borrowing rate at the time of issuance. The equity component would be recognized as the difference between the proceeds from the issuance of the note and the fair value of the liability. FSP 14-1 will also require an accretion of the resultant debt discount over the expected life of the debt. The proposed transition guidance requires retrospective application to all periods presented, and does not grandfather existing instruments. FSP 14-1 is effective for fiscal years beginning after December 15, 2008. Management does not expect the adoption of FSP 14-1 to have a material impact on the Group’s consolidated financial statements.

In June 2008, the Emerging Issue Task Force (“EITF”) issued EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which would qualify as a scope exception under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008. EITF 07-5 does not permit early adoption for an existing instrument. Management does not expect the adoption of EITF 07-5 to have a material effect on the Group’s consolidated financial statements.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
2	Summary of significant accounting policies (continued)

(v)	Recently issued accounting standards (continued)

In June 2008, the FASB issued FSP EITF Issue No. 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP 03-6-1”). FSP 03-6-1 clarifies that share-based payment awards that entitle their holders to receive non-forfeitable dividends or dividend equivalents before vesting should be considered participating securities. FSP 03-6-1 is effective for fiscal years beginning after December 15, 2008 on a retrospective basis. The Company has not granted any share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents before vesting since incorporation. Management does not expect the adoption of FSP 03-6-1 to have a material impact on Group’s consolidated financial statements.

On October 10, 2008, the FASB issued FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active” (FSP 157-3), which clarifies the application of SFAS No. 157 in a market that is not active. Additional guidance is provided regarding how the reporting entity’s own assumptions should be considered when relevant observable inputs do not exist, how available observable inputs in a market that is not active should be considered when measuring fair value, and how the use of market quotes should be considered when assessing the relevance of inputs available to measure fair value. FSP 157-3 became effective immediately upon issuance. Its adoption did not have a material effect on the Group’s consolidated financial statements.

In November 2008, the FASB ratified EITF Issue No. 08-7, “Accounting for Defensive Intangible Assets” (“EITF 08-7”). EITF 08-7 applies to defensive intangible assets, which are acquired intangible assets that the acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. As these assets are separately identifiable, EITF 08-7 requires an acquiring entity to account for defensive intangible assets as a separate unit of accounting. Defensive intangible assets must be recognized at fair value in accordance with SFAS No. 141R and SFAS No. 157. EITF 08-7 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008. Management does not expect the adoption of EITF 08-7 to have a material impact on Group’s consolidated financial statements.

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

The following presents the fair values attributable to the assets acquired and liabilities assumed by Xing. These values exclude the historical carrying values attributable to Xing’s original 80% equity interest in the Company:

November 30, 2006
RMB

Inventories	28,530
Property, machinery and equipment	36,737
Net deferred income tax liabilities	(8,746)
Other tangible assets and liabilities acquired	100,048
Intangible assets:
— In-process research and development	41,739
— Other intangible assets	63,656
Goodwill (Note 9)	94,100

Purchase price allocated	356,064

Satisfied by:
— Cash consideration	170,343
— Fair value of Xing’s share issued (1,562,348 shares @ US$15.17 each)	185,721

Total consideration	356,064

The effects of the push-down accounting adjustments consist of the following:
(i)	Fair value adjustments to the extent of Xing’s additional 20% acquired interest relating to inventories of RMB1,053, property, machinery and equipment of RMB1,478 and other intangible assets of RMB55,247. In addition, the accumulated depreciation and accumulated amortization balances as of November 30, 2006 related to Xing’s original 80% ownership interest in the Company have been eliminated against the gross carrying value of the respective property, machinery and equipment, and other intangible assets to establish a new cost basis of these assets.

(ii)	In-process research and development of RMB41,739, representing Xing’s acquired interest in the estimated fair value of product technologies under development as of November 30, 2006. These product development projects and related research and development activities have no alternative future use, and were charged to expense by Xing and pushed down to the Group’s consolidated statements of operations for the period from November 30, 2006 to December 31, 2006. In-process research and development as of November 30, 2006 was valued using the multi-period excess earnings method. Under this method, the value of the in-process research and development asset is determined as the present value of the incremental after-tax cash flows attributable only to that asset.

(iii)	Adjustments to deferred income taxes related to the temporary differences resulting from the above push-down accounting adjustments. In accordance with EITF Issue No. 96-7, “Accounting for Deferred Taxes on In-Process Research and Development Activities Acquired in a Purchase Business Combination”, in-process research and development is charged to expense on a gross basis and does not reflect any tax benefit.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
3	New Basis accounting adjustments (continued)
(iv)	Adjustments to goodwill under the new basis of accounting, which represented the sum of 80% of the goodwill arising from the initial acquisition of CECT on February 8, 2003 and the goodwill arising from Xing’s acquisition of the remaining 20% interest in the Company. In addition, retained earnings of the Group as of November 30, 2006, excluding the effect of the in-process research and development charge, have been eliminated with a corresponding adjustment to additional paid-in capital.
4	Acquisitions

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

The Company accounted for the above step-up acquisitions of the equity interests in CECT using the purchase method. This method requires the acquisition cost to be allocated to the assets acquired, including separately identifiable intangible assets, and liabilities assumed, based on a pro-rata share of their estimated fair values. The Company makes estimates and judgments in determining the fair value of the assets acquired and liabilities assumed based on independent appraisal reports as well as its experience in the valuation of similar assets and liabilities. If different judgments or assumptions were used, the amounts assigned to the individual acquired assets or liabilities could be materially different. For each of the Group’s acquisitions, the fair value of the underlying net assets, representing the Company’s additional equity interest acquired in CECT, exceeded the Company’s purchase price, giving rise to negative goodwill. Such negative goodwill was first allocated to reduce the purchase price allocated to certain assets. The remaining unallocated negative goodwill has been recognized as an extraordinary gain in the consolidated statements of operations in the year of acquisition.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
4	Acquisitions (continued)

The following table summarizes the purchase price allocated to the fair value of the Company’s share of net assets acquired for each acquisition at the respective acquisition date:

	July 31,	June 30,
	2006	2007
	RMB	RMB

Consideration:
Total cash consideration	149,600	380,425
Less: Ownership interest in cash consideration	(139,742)	(367,295)

Net cash consideration	9,858	13,130

Fair value of assets acquired:
Property, machinery and equipment	1,511	5,929
Land use rights	—	1,222
Other tangible assets and liabilities acquired	27,654	41,819
In-process research and development	6,287	7,981
Other intangible assets	13,914	16,009

Fair value of net assets acquired	49,366	72,960

Negative goodwill	39,508	59,830

Allocation of negative goodwill:
Property, machinery and equipment	(1,511)	(5,929)
Land use rights	—	(1,222)
In-process research and development	(6,287)	(7,981)
Other intangible assets	(13,914)	(16,009)

Negative goodwill allocated to fair value of long-term assets	(21,712)	(31,141)

Extraordinary item — gain on acquisition of additional equity interest in CECT	17,796	28,689

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
5	Disposals

The Group disposed of its interests in BCYT and HCECT during the year ended December 31, 2008. The condensed historical balances of the subsidiaries’ assets and liabilities that were disposed of consisted of:

	BCYT	HCECT	Total
	RMB	RMB	RMB

Cash	924	238	1,162
Other current assets	20,866	14,616	35,482
Property, machinery and equipment	—	10,876	10,876
Current liabilities	—	(5,808)	(5,808)
Minority interests	(2,071)	—	(2,071)

Net assets disposed of	19,719	19,922	39,641

The gain on disposal of subsidiaries reflected in the consolidated statement of operations for the year ended December 31, 2008 is calculated as follows:

	BCYT	HCECT	Total
	RMB	RMB	RMB

Consideration	20,000	21,910	41,910
Net assets disposed of	(19,719)	(19,922)	(39,641)

Gain on disposal	281	1,988	2,269

The net cash outflow in respect of the disposal of subsidiaries during the year ended December 31, 2008 is as follows:

	BCYT	HCECT	Total
	RMB	RMB	RMB

Consideration	20,000	21,910	41,910
Cash disposed of	(924)	(238)	(1,162)
Consideration paid for through set-off of payables	(20,000)	(13,146)	(33,146)
Unpaid consideration as at December 31, 2008	—	(8,764)	(8,764)

Net cash outflow	(924)	(238)	(1,162)

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
6	Accounts receivable, net

Accounts receivable, net consists of the following:

	December 31,
	2007	2008
	RMB	RMB	US$

Accounts receivable	423,993	468,325	68,644
Less: Allowance for doubtful accounts	(5,429)	(6,043)	(886)

Accounts receivable, net	418,564	462,282	67,758

The following table presents the movement of the allowance for doubtful accounts:

	Old Basis	New Basis
	January 1,	November
	2006 to	30, 2006 to
	November	December	Year ended December 31,
	30, 2006	31, 2006	2007	2008
	RMB	RMB	RMB	RMB	US$

Balance at beginning of period/year	2,640	2,046	2,045	5,429	796
Bad debt expense	—	—	3,384	1,277	187
Bad debt recovery	(594)	(1)	—	(595)	(87)
Bad debt write-off	—	—	—	(68)	(10)

Balance at end of period/year	2,046	2,045	5,429	6,043	886

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 30 to 90 days from the date of billing. Normally, the Group does not obtain collateral from customers.

7	Inventories

Inventories by category consist of the following:

	December 31,
	2007	2008
	RMB	RMB	US$

Raw materials	119,373	116,195	17,031
Finished goods	57,906	66,974	9,817

Total inventories	177,279	183,169	26,848

Inventories write-downs of RMB3,152, RMB46, RMB11,068 and RMB6,650 (US$975) were charged to cost of goods sold during the period from January 1, 2006 through November 30, 2006, the period from November 30, 2006 through December 31, 2006, and the years ended December 31, 2007 and 2008, respectively.

Inventories sold during the period from January 1, 2006 through November 30, 2006, the period from November 30, 2006 through December 31, 2006, and the years ended December 31, 2007 and 2008, include recovery of previously written down inventory of RMB16,033, nil, RMB266 and RMB1,228 (US$180), respectively, as a result of the subsequent sale of such inventory at amounts that were higher than the written down value.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
8	Property, machinery and equipment, net

Property, machinery and equipment consist of the following:

	December 31,
	2007	2008
	RMB	RMB	US$

Buildings and improvements	148,956	148,956	21,833
Machinery and equipment	32,915	32,554	4,772
Furniture and office equipment	1,948	2,407	353
Motor vehicles	1,728	3,483	510

Total property, machinery, and equipment	185,547	187,400	27,468
Less: accumulated depreciation	(10,078)	(20,167)	(2,956)

Property, machinery, and equipment, net	175,469	167,233	24,512

All the Group’s property, machinery and equipment are located in the PRC.

Depreciation charge for each of the year/period was allocated to the following expenses items:

	Old Basis	New Basis
	January 1,	November
	2006 to	30, 2006 to
	November	December	Year ended December 31,
	30, 2006	31, 2006	2007	2008
	RMB	RMB	RMB	RMB	US$

Cost of goods sold	3,584	344	9,192	10,134	1,485
Selling and distribution expenses	53	—	6	4	1
General and administrative expenses	1,634	155	1,556	1,819	267

Total	5,271	499	10,754	11,957	1,753

9	Goodwill

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

The impairment tests conducted by the Group on goodwill for the years ended December 31, 2006, 2007 and 2008 did not result in any impairment charges.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
10	Other intangible assets, net

Intangible assets, which arose from the acquisition of the Group’s initial 65% equity interest in CECT on February 8, 2003, and from the push-down accounting adjustments on November 30, 2006 upon Xing’s acquisition of an additional 20% equity interest in the Company (as discussed in Note 3), comprise the following components:

	December 31, 2007
	Gross		Other
	carrying	Accumulated	intangibles
	amount	amortization	assets, net
	RMB	RMB	RMB

“CECT” brand	39,835	—	39,835
Customer relationships	5,418	(4,470)	948
Completed technology	16,950	(10,866)	6,084
Core technology	24,193	(10,455)	13,738
Backlog	9,175	(9,175)	—
Licenses	1,725	(1,602)	123

Total	97,296	(36,568)	60,728

	December 31, 2008
	Gross
	carrying	Accumulated	Accumulated
	amount	amortization	impairment	Other intangible assets, net
	RMB	RMB	RMB	RMB	US$

“CECT” brand	39,835	—	(26,235)	13,600	1,993
Customer relationships	5,418	(5,118)	—	300	44
Completed technology	16,950	(16,950)	—	—	—
Core technology	24,193	(15,327)	—	8,866	1,300
Backlog	9,175	(9,175)	—	—	—
Licenses	1,725	(1,725)	—	—	—

Total	97,296	(48,295)	(26,235)	22,766	3,337

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

The impairment tests conducted by the Group on the “CECT” brand name for the years ended December 31, 2006 and 2007 did not result in any impairment charges. For the year ended December 31, 2008, due to the Group’s strategic shift to focus more on its high-end VEVA-branded handsets, the Group recorded an impairment charge of RMB26,235 (US$3,845) on its “CECT” brand name.

Amortization of other intangible assets is recognized on a straight-line basis over the estimated useful lives. The expected future amortization expense is as follows:

RMB

Year ending December 31,
— 2009	4,733
— 2010	4,433

Total	9,166

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
11	Short-term borrowings

Short-term borrowings consist of the following:

	December 31,
	2007	2008
	RMB	RMB	US$

Bills payable	197,335	39,850	5,841
Bank loans	786,569	904,100	132,517
Other borrowings, secured by bills receivable	—	40,000	5,863

Total short-term borrowings	983,904	983,950	144,221

Bills payable represents bank borrowings with payment terms of not more than 180 days and are non-interest bearing unless they become trust receipt loans which then bear interest at the prevailing bank lending rates.

During each of the periods presented, the Group entered into various loan agreements with commercial banks in the PRC at terms ranging from three months to one year. The weighted average interest rate on bank loans outstanding as of December 31, 2007 and 2008 was 6.8% and 7.3%, respectively. The principal amounts of these short-term loans are repayable at the end of the loan period, while the related interest expense of these short-term loans is payable on a monthly or quarterly basis.

Short-term borrowings of RMB73,046 and RMB68,000 (US$9,967) as of December 31, 2007 and 2008, respectively are subject to certain financial covenants relating to certain of the Group’s and Xing’s tangible net worth, borrowing to tangible net worth plus minority interest, current ratio, and interest to earnings before interest and taxes ratios. If the Group were to breach the covenants, the drawn down facilities would become payable on demand. The Group was in compliance with these financial covenants as of December 31, 2007 and 2008.

Short-term borrowings are secured by the following:

	December 31,
	2007	2008
	RMB	RMB	US$

Pledged by:
— Bank deposits	94,384	136,299	19,978
— Bills receivable	—	40,000	5,863

Guarantees provided by:
— Qiao Xing Group Limited (“QXGL”)	160,000	160,000	23,452
— QXGL and directors of the Company	570,000	360,000	52,767
— Xing	338,006	336,000	49,249
— directors of the Company	—	218,500	32,026

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
12	Convertible notes

Pursuant to a Securities Purchase Agreement and Registration Rights Agreement signed on May 15, 2008, the Company issued to two existing shareholders of the Company (the “Investors”) US$70,000 of senior convertible notes (the “Notes”) that came with warrants to purchase 1,648,721 ordinary shares of the Company (the “Investor Warrants”). The consideration paid on May 15, 2008 by the Investors for the Notes comprised a combination of 6,966,666 ordinary shares of the Company that were owned by the Investors, valued at approximately US$48,349 based on the closing market price of the Company’s ordinary shares on May 14, 2008, and cash of US$21,651. All ordinary shares submitted by the Investors in exchange for the Notes were cancelled. In addition, the Company also issued warrants to its placement agent to purchase up to 942,127 ordinary shares of the Company at terms identical to the Investor Warrants (the “Agent Warrants” and collectively with the Investor Warrants, the “Warrants”).

The material terms and conditions of the Notes are summarized as follows:
•	the Notes are unsecured and mature on May 15, 2011;

•	the Notes bear interest at a rate of 4.0% per annum, payable in cash in arrears on a calendar semi-annual basis beginning June 30, 2008 and the default rate is 15%;

•	the Notes are convertible at the holders’ option into ordinary shares of the Company at an initial conversion price of $7.43 per share. The conversion price is subject to reset if the average of the daily volume weighted average price (“VWAP”) of the Company’s ordinary shares for the five consecutive trading days ending on each three-month anniversary of the issuance date of the Notes until maturity (each a “Reset Date”) is less than $6.76. In that event, the conversion price is reset to a price equal to the greater of US$4.05 or 92.5% of the arithmetic average of the daily VWAP of the Company’s ordinary shares for the five trading days ending on the applicable Reset Date. The conversion price of the Notes was reset to US$4.05 on November 15, 2008;

•	the Notes cannot be converted if, after giving effect to such conversion, the holders of the Notes (together with their affiliates) would beneficially own in excess of 9.99% of the Company’s ordinary shares outstanding immediately after giving effect to the conversion;

•	the Notes require an automatic re-pricing of the conversion price if the Company make certain sales of its ordinary shares or ordinary share equivalents in a capital-raising transaction at a price below the conversion price;

•	the holders of the Notes have the right to require the Company to redeem the Notes at any time on or after the 18 month anniversary of the issuance date of the Notes in an amount equal to the sum of (a) the outstanding principal of the Notes, and (b) the accrued and unpaid interest thereon. Accordingly, the Notes were classified as current liabilities on the consolidated balance sheet as of December 31, 2008;

•	in the event of a default, change of control and certain other fundamental transactions, the holders of the Notes have the right to require the Company to redeem all or any portion of the Notes at a price equal to the greater of (i) the amount to be redeemed multiplied by a redemption premium of 125% and (ii) the amount to be redeemed multiplied by the quotient determined by dividing the closing bid price of the Company’s ordinary shares on the date immediately preceding such event by the conversion price of the Notes;

•	all principal, interest, late charges and other amounts due under the Notes that are payable in cash shall be settled in U.S. dollars in an amount equal to the applicable U.S. dollar cash payment due under the terms of the Notes multiplied by 6.99 and divided by the exchange rate of one U.S. dollar to RMB on the date such payment is due; and

•	the Company is required under the terms of the Registration Rights Agreement to file with the Securities and Exchange Commission (“SEC”) a registration statement to register the ordinary shares issuable upon the conversion of the Notes and the exercise of the Warrants to permit the resale of such ordinary shares to the public. The registration statement was filed by the Company on June 27, 2008 and was declared effective by the SEC on July 11, 2008.
The material terms and conditions of the Warrants are summarized as follows:
•	the initial exercise price of each Warrant is $8.91 per share, subject to adjustments as provided for in the Warrant;

•	the Warrants are exercisable at any time during a period of five years from May 15, 2008;

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
12	Convertible notes (continued)
•	the Warrants contain a “cashless exercise” feature if the registration statement covering the shares underlying the Warrants is not available for the resale upon the exercise of the Warrants;

•	the Warrants contain certain limitations on the exercise thereof in the event that the holder would beneficially own in excess of 9.99% of the Company’s ordinary shares outstanding immediately after giving effect to such exercise; and

•	the Warrants require an automatic re-pricing of the exercise price if the Company makes certain sales of its ordinary shares or ordinary share equivalents in a capital-raising transaction at a price below the exercise price of the Warrants.
The Notes included on the consolidated balance sheet as of December 31, 2008 are analyzed as follows:

	RMB	US$

Gross proceeds	489,601	71,763
Discount on notes:
— Equity-classified Investor Warrants	(36,062)	(5,286)
— Liability-classified embedded derivatives	(304,037)	(44,564)

Value of debt component at date of issue	149,502	21,913
Foreign currency realignment	7,484	1,097
Accretion of discount	70,512	10,335
Partial conversion of Notes into ordinary shares	(21,287)	(3,120)

Net value at end of year	206,211	30,225

The terms and features of the Investor Warrants were evaluated under the guidance set forth in EITF Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to a Company’s Own Stock” and the Company concluded that all indicators for equity classification provided in EITF Issue No. 00-19 were present.

Pursuant to APB Opinion No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants,” the gross proceeds from the issuance of the Notes were allocated to the Investors Warrants and the Notes on a relative fair value basis. The fair value of the Investors Warrants applied for the purposes of the aforementioned allocation was estimated using a multi-period binomial option pricing model on the grant date of the warrants and amounted to approximately RMB59,415 (US$8,709). As a result of the allocation, approximately RMB36,062 (US$5,286) of the gross proceeds from the issuance of the Notes was allocated to the value of the Investor Warrants, which was recorded as a discount to the face value of the Notes and credited to additional paid-in capital.

The Notes are a form of hybrid instrument that comes with embedded derivatives, including the right to convert the Notes into ordinary shares of the Company by the note holders, a put option conditional upon certain events of default and a put option conditional upon a change of control. In accordance with the guidance of SFAS No. 133, as amended, “Accounting for Derivative Instruments and Hedging Activities,” and EITF Issue No. 00-19, the embedded derivatives must be removed from the debt host and accounted for separately as derivative instruments. Based on EITF No. 00-19, the embedded derivatives were determined to be classified as liabilities on the balance sheet. The value of the embedded compound derivatives on the date of initial recognition has been deducted as a discount to the face value of the Notes and recorded as a liability on the balance sheet. Subsequent to initial recognition, the liability-classified embedded derivatives are marked-to-market at the end of each reporting period with the resulting gain or loss recognized in the consolidated statement of operations. The valuation of the embedded derivatives at each period-end is derived from various valuation methods which uses significant unobservable inputs (Level 3), including Monte Carlo Simulation and Backward Dynamic Programming.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
12	Convertible notes (continued)

The embedded derivative liability included on the consolidated balance sheet as of December 31, 2008 is analyzed as follows:

	RMB	US$

Value on initial recognition	304,037	44,564
Foreign currency realignment	(6,551)	(961)
Gain on remeasurement included in earnings	(144,939)	(21,244)
Settled on conversion of Notes	(28,417)	(4,165)

Net value at end of year	124,130	18,194

Gain on remeasurement for the period include in earnings attributable to the change in unrealized gain of liabilities still outstanding at end of year	(138,206)	(20,257)

The discount arising from the Investors Warrants and the embedded derivatives is accreted to interest expense to the first put date of the Notes using the effective interest method.

Costs associated with the issuance of the Notes, which have been classified as deferred debt issuance costs on the consolidated balance sheet, are analyzed as follows:

	RMB	US$

Amount attributed to Agent Warrants	31,451	4,610
Other cash costs	20,887	3,061

Total deferred debt issuance costs on initial recognition	52,338	7,671
Foreign currency realignment	(1,198)	(176)
Amortization	(10,851)	(1,590)
Written-off on conversion of Notes	(5,600)	(821)

Net value at end of year	34,689	5,084

The fair value of the Agent Warrants on the grant date, which was estimated using a multi-period binomial option pricing model, amounted to approximately RMB33,951 (US$4,976). Of this amount, RMB31,451 (US$4,610) was debited to deferred debt issuance costs as cost associated with the issuance of the Notes and while the balance of RMB2,500 (US$366) was debited to additional paid-in capital as cost associated with the issuance of the Investor Warrants.

The deferred debt issuance costs are amortized to expense to the first put date of the Notes using the effective interest method.

On August 19, 2008, the holders of the Notes exercised the option to convert US$8,251 of the principal amount of the Notes and accrued interest thereon of US$46 into 1,511,397 ordinary shares of the Company at a conversion price of US$5.49 per share. The extinguishment of the convertible debts that arose from the conversion resulted in a loss of RMB10,634 (US$1,559) computed as follows:

	RMB	US$

Fair value of ordinary shares issued (@ US$5.31 per share)	55,054	8,069
(Less) add: Carrying amount of:
— Notes	(21,287)	(3,120)
— Accrued interest	(316)	(46)
— Embedded derivatives	(28,417)	(4,165)
— Deferred debt issuance costs	5,600	821

Loss on extinguishment of convertible debts	10,634	1,559

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)

13	Segment information
The Group has one operating segment — CECT, the operating subsidiary in the PRC. The results of CECT used by the management to evaluate business performance are based on U.S. GAAP and those accounting policies are consistent with those used in the preparation of the consolidated financial statements.

Segment income is determined based on income before income tax expense, minority interests and extraordinary items and further excludes amortization of other intangible assets, impairment of other intangible assets, in-process research and development, impairment of equity investment, fair value adjustments on inventories, property, machinery and equipment, land use rights, and income (loss) before income tax expense of the Company. Segment assets consist of total assets of CECT excluding goodwill, other intangible assets, fair value adjustments on property, machinery and equipment, land use rights, and other assets held by the Company.

	Old Basis	New Basis
	January 1,	November
	2006 to	30, 2006 to
	November	December	Year ended December 31,
	30, 2006	31, 2006	2007	2008
	RMB	RMB	RMB	RMB	US$

Revenues
— Sales of mobile phones and accessories	2,239,458	254,546	3,113,756	2,140,346	313,719
— Services and other revenues	41,740	1,467	27,338	13,527	1,982

Total segment and consolidated revenue	2,281,198	256,013	3,141,094	2,153,873	315,701

Segment income	377,723	32,320	746,618	606,853	88,949

Segment assets	1,927,111	2,136,120	3,492,959	4,327,502	634,299

Interest income	5,320	631	10,619	22,758	3,336

Interest expense	(27,115)	(2,213)	(47,034)	(72,562)	(10,636)

Depreciation	(6,677)	(630)	(12,504)	(13,898)	(2,037)

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)

13	Segment information (continued)
A reconciliation of segment income to consolidated income (loss) before income tax expense, minority interests and extraordinary items for the period from January 1, 2006 through November 30, 2006, the period from November 30, 2006 through December 31, 2006 and the years ended December 31, 2007 and 2008, is as follows:

	Old Basis	New Basis
	January 1,	November
	2006 to	30, 2006 to
	November	December	Year ended December 31,
	30, 2006	31, 2006	2007	2008
	RMB	RMB	RMB	RMB	US$

Segment income — CECT	377,723	32,320	746,618	606,853	88,949
In-process research and development	—	(41,739)	—	—	—
Amortization of other intangible assets	(10,890)	(4,288)	(32,280)	(11,727)	(1,719)
Impairment of other intangible assets	—	—	—	(26,235)	(3,845)
Fair value adjustment on property, machinery and equipment	1,406	131	1,750	1,941	285
Fair value adjustment on inventories	—	(1,053)	(502)	—	—
Fair value adjustment on land use rights	—	—	13	26	4
Income (loss) before income tax expense of the Company	3,368	1,194	(4,348)	24,564	3,600

Consolidated earnings (loss) before income tax expense, minority interests, and extraordinary items	371,607	(13,435)	711,251	595,422	87,274

A reconciliation of segment assets to consolidated total assets as of December 31, 2007 and 2008 is as follows:

	December 31,
	2007	2008
	RMB	RMB	US$

Total segment assets — CECT	3,492,959	4,327,502	634,299
— Goodwill	112,814	112,814	16,536
— Other intangible assets, net	60,728	22,766	3,337
— Property, machinery and equipment, net	(14,042)	(12,101)	(1,774)
— Land use rights	(1,169)	(1,144)	(168)
— Assets held by the Company	342,812	73,083	10,712

Total assets	3,994,102	4,522,920	662,942

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)

14	Income taxes
The Company and its subsidiaries are subject to income tax on an entity basis on income arising in or derived from the tax jurisdictions in which they operate.

The Company was incorporated under the International Business Companies Act of the BVI and, accordingly, is exempt from BVI income taxes.

Substantially all of the Group’s income before income tax expense, minority interests, and extraordinary items is generated in the PRC by CECT. Prior to January 1, 2008, CECT was regarded as a “high-tech enterprise” by the PRC government and was granted a preferential PRC enterprise income tax rate of 15%. Further, CECT was granted a tax holiday from the PRC enterprise income tax for the period from May 22, 2000 to December 31, 2002, and was entitled to a 7.5% PRC enterprise income tax rate from January 1, 2003 through December 31, 2005. Prior to January 1, 2008, the branch of CECT at Huizhou, the PRC, is subject to the PRC enterprise income tax at a rate of 24% as the branch is regarded as a manufacturing entity located at the coastal zone.

On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Enterprise Income Tax Law of the PRC (the “New Tax Law”) which took effect on January 1, 2008. Under the New Tax Law, effective January 1, 2008, the applicable enterprise income tax rates in the PRC was revised to 25%. However, certain qualifying high-technology enterprises will be entitled to a reduced enterprise income tax rate of 15% if they are recognized and obtain the approval as a “qualifying high-technology enterprise” under the New Tax Law.

Under the New Tax Law and before obtaining any “qualifying high-technology enterprise” status, CECT, including its Huizhou branch, is subject to the enterprise income tax rate of 25% commencing from the year beginning January 1, 2008. The deferred tax assets and liabilities of CECT are measured using the enacted tax rate of 25% that is expected to apply in the years in which those temporary differences are expected to be recovered or settled. In the event that CECT is subsequently granted the “qualifying high-technology enterprise” status under the New Tax Law, adjustments will be made to the deferred tax balance of CECT in the year that such status is obtained.

The new Tax Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China for distribution of earnings generated after January 1, 2008. Under the New Tax Law, the distribution of earnings generated prior to January 1, 2008 is exempt from the withholding tax. In addition, as CECT will not be distributing its earnings for the year ended December 31, 2008 to the Company, no deferred tax liability has been recognized for the undistributed earnings of CECT through December 31, 2008.

Income tax expense consists of the following:

	Old Basis	New Basis
	January 1,	November
	2006 to	30, 2006 to
	November	December	Year ended December 31,
	30, 2006	31, 2006	2007	2008
	RMB	RMB	RMB	RMB	US$

Current expense	55,731	4,718	119,614	162,267	23,784
Deferred expense (benefit)	260	(467)	(6,237)	(6,550)	(960)

Total income tax expense	55,991	4,251	113,377	155,717	22,824

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)

14	Income taxes (continued)
Substantially all of the taxable income of the Group is generated by CECT, the Group’s subsidiary located in the PRC that is subject to the PRC enterprise income tax. A reconciliation of the expected income tax expense (based on the PRC statutory income tax rate) to the actual income tax expense is as follows:

	Old Basis	New Basis
	January 1,	November
	2006 to	30, 2006 to
	November	December	Year ended December 31,
	30, 2006	31, 2006	2007	2008
	RMB	RMB	RMB	RMB	US$

Expected tax based on PRC statutory income tax rate at 25% (33% for periods prior to 2008)	122,630	(4,434)	234,713	148,855	21,818
Tax effect of preferential tax rates	(67,160)	(4,753)	(134,627)	—	—
Tax rate differential of the Company	(2,274)	(394)	2,189	(5,972)	(875)
Non-deductible expenses:
— In-process research and development	—	13,775	—	—	—
— Advertising expenses	1,239	54	—	—	—
— Share-based compensation expenses	149	—	10,037	3,667	537
— Other	1,407	3	1,065	9,257	1,357
Non-taxable income	—	—	—	(90)	(13)

Actual income tax expense	55,991	4,251	113,377	155,717	22,824

Deferred income tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of those amounts shown on the consolidated balance sheets are as follows:

	December 31,
	2007	2008
	RMB	RMB	US$

Deferred tax assets:
Tax losses carried forward	—	1,288	189
Allowance for doubtful accounts	868	1,033	151
Inventory write-off’s	3,602	3,919	574
Accrued product warranties	1,215	754	111
Property, machinery and equipment, net	3,268	2,821	414
Land use rights	281	275	40

Total deferred tax assets	9,234	10,090	1,479

Deferred tax liability:
Other intangible assets, net	(9,110)	(3,416)	(501)

Net deferred tax asset	124	6,674	978

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)

14	Income taxes (continued)
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

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the Group will realize the benefits of the deductible differences as of December 31, 2007 and 2008. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

As of December 31, 2007 and 2008, the Group has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods and does not believe that there will be any significant increases or decreases of unrecognized tax benefits within the next twelve months. No interest or penalties relating to income tax matters have been imposed on the Group during the year ended December 31, 2006, 2007 and 2008, and no provision for interest and penalties is deemed necessary as of December 31, 2007 and 2008.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or its withholding agent. The statute of limitations extends to five years under special circumstances, which are not clearly defined. In the case of a related party transaction, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion.

15	Distribution of income
For the period from January 1, 2006 through November 30, 2006, the period from November 30, 2006 through December 31, 2006, and the years ended December 31, 2007 and 2008, substantially all of the Group’s income was contributed by CECT. Income of CECT, as determined under generally accepted accounting principles in the PRC (the “PRC GAAP”), is distributable after transfer to dedicated statutory reserve funds, namely, the general reserve, the enterprise expansion fund, and the staff welfare and bonus fund, pursuant to the laws applicable to Foreign Investment Enterprises in the PRC and the Company’s articles of association. These reserve funds can only be used for specific purposes and are not distributable as cash dividends. Under the relevant regulations, CECT is required to transfer at least 10% of its annual PRC GAAP income to the general reserve until such reserve reaches 50% of its registered capital.

Transfers to the enterprise expansion fund and the staff welfare and bonus fund are at the discretion of the board of directors of CECT. For the period from January 1, 2006 through November 30, 2006, the period from November 30, 2006 through December 31, 2006, and the years ended December 31, 2007 and 2008, CECT made transfers to the general reserve of approximately nil, RMB29,118, RMB65,796 and RMB46,429 (US$6,805), respectively. The board of directors of CECT did not recommend any transfers to the enterprise expansion fund and the staff welfare and bonus fund for the period from January 1, 2006 through November 30, 2006, the period from November 30, 2006 through December 31, 2006 and the years ended December 31, 2007 and 2008. The accumulated balance of statutory reserve funds maintained at CECT as of December 31, 2007 and 2008 were RMB137,126 and RMB183,555 (US$26,904), respectively.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)

16	Earnings (loss) per share
The following represents a reconciliation from basic earnings (loss) per share to diluted earnings (loss) per share:

	Old Basis	New Basis
	January 1,	November
	2006 to	30, 2006 to
	November	December	Year ended December 31,
	30, 2006	31, 2006	2007	2008
	RMB	RMB	RMB	RMB	US$

Net income (loss) before extraordinary items	288,356	(19,485)	564,800	423,804	62,119
Amount allocated to participating convertible notes	—	—	—	(53,889)	(7,899)

Net income (loss) before extraordinary items available to ordinary shareholders	288,356	(19,485)	564,800	369,915	54,220
Extraordinary items	17,796	—	28,689	—	—

Basic net income (loss) after extraordinary items available to ordinary shareholders	306,152	(19,485)	593,489	369,915	54,220

Net income (loss) before extraordinary items available to common stockholders	288,356	(19,485)	564,800	369,915	54,220
Net income allocated to participating convertible notes	—	—	—	53,889	7,899
Interest on convertible notes	—	—	—	92,944	13,623
Exchange loss on revaluation of convertible notes	—	—	—	11,471	1,681
Loss on extinguishment of convertible notes	—	—	—	10,634	1,559
Gain on remeasurement of derivatives embedded in convertible notes	—	—	—	(144,939)	(21,244)

Fully diluted net income (loss) before extraordinary items	288,356	(19,485)	564,800	393,914	57,738
Extraordinary items	17,796	—	28,689	—	—

Fully diluted net income (loss) after extraordinary items	306,152	(19,485)	593,489	393,914	57,738

Weighted average ordinary shares:
Basic	40,000,000	40,000,000	48,322,000	49,216,000	49,216,000
Effect of dilutive ordinary share equivalents	—	—	—	7,170,000	7,170,000

Diluted	40,000,000	40,000,000	48,322,000	56,386,000	56,386,000

Basic earnings (loss) per common share:
Before extraordinary items	7.21	(0.49)	11.69	7.52	1.10
Extraordinary items	0.44	—	0.59	—	—

After extraordinary items	7.65	(0.49)	12.28	7.52	1.10

Diluted earnings(loss) per common share:
Before extraordinary items	7.21	(0.49)	11.69	6.99	1.02
Extraordinary items	0.44	—	0.59	—	—

After extraordinary items	7.65	(0.49)	12.28	6.99	1.02

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
There were no ordinary share equivalents outstanding during the period from January 1, 2006 through November 30, 2006 and the period from November 30, 2006 through December 31, 2006. Ordinary share equivalents outstanding during the year ended December 31, 2007, which consist of share options issued pursuant to the Company’s stock option plan, were anti-dilutive and accordingly, were excluded from the calculation of diluted earnings per share for the year ended December 31, 2007. Except for the convertible notes issued in May 2008, all other ordinary share equivalents outstanding during the year ended December 31, 2008, including share options and warrants, were anti-dilutive and accordingly, were excluded from the calculation of diluted earnings per share for the year ended December 31, 2008.

17	Ordinary shares
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

On May 8, 2007, the Company issued 12,500,000 new ordinary shares at US$12 per share in connection with its IPO on the NYSE. The net proceeds from the IPO, after deduction of related expenses, amounted to approximately RMB1,021,219 (US$139,997).

On January 7, 2008, the Company issued 565,000 new ordinary shares at US$7.50 per share upon the exercise of share options granted to a director and certain of the Company’s employees.

On May 15, 2008, the Company repurchased 6,966,666 of its issued ordinary shares at US$6.94 per share from two existing shareholders of the Company through the issuance of the Notes discussed in note 12 to the consolidated financial statements. All ordinary shares repurchased were subsequently cancelled.

On August 19, 2008, the holders of the Notes exercised the option to convert US$8,251 of the principal amount of the Notes and accrued interest thereon of US$46 into 1,511,397 ordinary shares of the Company at a conversion price of US$5.49 per share. The stock price of the Company’s ordinary shares was US$5.31 at the date of exercise of the option to convert.

18	Share options and warrants
(a)	Xing 2005 Stock Plan

On December 2, 2005, the shareholders of Xing approved and adopted the 2005 Stock Compensation Plan of Xing (the “Xing 2005 Stock Plan”), which allows for the issuance of either incentive stock options and or non-qualified stock options to certain directors, employees and external advisors of Xing and its subsidiary companies. A total of 2,000,000 common shares were authorized and reserved for issuance under the Xing 2005 Stock Plan as of December 31, 2005.

On February 24, 2006, pursuant to the Xing 2005 Stock Plan, Xing granted a total of 2,000,000 share options, of which 120,000 share options were granted to a director and 1,880,000 share options were granted to certain employees of the Group, as compensation for services rendered by them to the Group. The fair value of these options was estimated at the date of grant to be US$3.6495 each by using the Black-Scholes option pricing model. These options, each of which gives the holder the right to subscribe for one ordinary share of Xing at an exercise price of US$7.00, vested immediately and were exercisable within a period of ten years from the date of grant. The options granted are not exercisable into ordinary share of the Company. The Group recorded share-based compensation expense of RMB3,522, being the fair value of the options at the date of grant as computed using the Black-Scholes option pricing model, in the period from January 1, 2006 through November 30, 2006 and a corresponding credit to additional paid-in capital. No other options were granted to the directors or the employees of the Group pursuant to the Xing 2005 Stock Plan for the period from November 30, 2006 to December 31, 2006 or for the years ended December 31, 2007 and 2008.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)

18	Share options and warrants (continued)
(b)	QXMC 2007 Stock Plan

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

The weighted-average fair value of the share options on the date of grant was US$5.23 per share option, which was estimated by management using the Black-Scholes option pricing based on the following assumptions:

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

The Company recognizes compensation cost based on the grant date fair value over the period that the employees are required to provide services in exchange for the award. The amount of share-based compensation expense recognized for the options was approximately US$5,119 (RMB38,626) and US$2,111 (RMB14,668) during the years ended December 31, 2007 and 2008, respectively. Of the expense recognized in 2007, 1% was charged to selling and distribution expenses, 94% to general and administrative expenses and 5% to research and development expenses. Of the expense recognized in 2008, 2% was charged to selling and distribution expenses, 83% to general and administrative expenses and 15% to research and development expenses. As of December 31, 2008, the total unrecognized compensation cost related to unvested share options amounted to US$6,378, which is expected to be recognized over a remaining weighted average vesting periods of 3.3 years.

In addition, on March 19, 2007, in consideration of services rendered in connection with the Company’s IPO, the Company also granted an option to a consultant to purchase up to 1,200,000 shares of the Company’s common stock at an exercise price of US$18 per share with a term of four years commencing from the grant date. The option vested on April 1, 2007 and will expire on March 18, 2011. The estimated fair value of the option, which amounted to approximately RMB12,859 (US$1,763) as computed using the Black-Scholes option-pricing model on the grant date, was credited to additional paid-in capital and included as ordinary shares issuance costs during the year ended December 31, 2007.

The fair value of the share options on the date of grant was US$1.385 per share option which was estimated by management using the Black-Scholes option pricing based on the following assumptions:

Fair value of underlying ordinary shares on grant date	US$	10.43
Expected share price volatility		48.90%
Expected dividend yield		0.0%
Expected term (in years)		2.0
Risk-free interest rate		5.1%

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)

18	Share options and warrants (continued)
(b)	QXMC 2007 Stock Plan (continued)

Stock option activity of the Company during the year ended December 31, 2008 was as follows:

		Weighted	Weighted
		average	average
		exercise	remaining	Aggregate
	Number of	price	contractual	intrinsic
	options	per share	term	value
		US$		US$

Balance as of January 1, 2008	3,916,520	10.72
Exercised	(565,000)	7.50
Forfeited	(140,000)	7.50

Balance as of December 31, 2008	3,211,520	11.42	3.1 years	—

Vested and expected to vest as of December 31, 2008	3,211,520	11.42	3.1 years	—

Exercisable as of December 31, 2008	1,847,680	14.32	2.3 years	—

(c)	Warrants

The Company did not have any outstanding warrants during the period from January 1, 2006 through November 30, 2006, the period from November 30, 2006 through December 31, 2006, and the year ended December 31, 2007. Warrants outstanding during the year ended December 31, 2008 relates to the Warrants issued in connection with the issuance of the Notes discussed in note 12 to the consolidated financial statements. Information about the warrants outstanding as of December 31, 2008 is as follows:

		Weighted	Weighted
		average	average
		exercise	remaining
	Number of	price	contractual
	warrants	per share	term
		US$

Investor Warrants	1,648,721	8.91	4.4 years
Agent Warrants	942,127	8.91	4.4 years

Total	2,590,848	8.91	4.4 years

Exercisable as of December 31, 2008	2,590,848	8.91	4.4 years

The fair value of the Warrants on the date of grant was US$5.15 per warrant, which was estimated by management using a multi-period binomial option pricing model based on the following assumptions:

Stock price of underlying ordinary share on grant date	US$7.45
Risk-free interest rate	4.3%
Expected dividend yield	0%
Expected term	5 years
Expected stock price volatility	65.38%

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)

19	Fair value of financial instruments
The carrying amounts for cash, restricted cash, accounts receivable, bills receivable, prepayments to suppliers, prepaid expenses and other current assets, short-term borrowings, accounts payable, prepayments from customers, accrued liabilities, amounts due from related parties, and other payables and current liabilities, approximate their fair values because of the short maturity of these instruments.

The carrying amount and the estimated fair value of the Group’s convertible notes at December 31, 2008 was RMB206,211 (US$30,225) and RMB357,621 (US$52,418), respectively. The liability-classified embedded derivatives relating to the convertible notes are measured at fair value at the end of each reporting period (see note 12).

20	Commitments and contingencies
(a)	Operating lease commitments

The Group has operating lease agreements for office and factory premises which extend through December 2010. As of December 31, 2008, the Group’s future minimum lease payments required under non-cancellable operating leases are as follows:

RMB

Year ending December 31,
— 2009	4,362
— 2010	3,456

Total	7,818

Lease expenses of the Group for the period from January 1, 2006 through November 30, 2006, the period from November 30, 2006 through December 31, 2006, and the years ended December 31, 2007 and 2008 were approximately, RMB3,347, RMB323, RMB4,560 and RMB4,998 (US$733), respectively.
(b)	Guarantees

The Group had provided guarantees to banks in respect of borrowings granted to QXCI to the extent of RMB150,000 as of December 31, 2007 and 2008. Such borrowings were utilized by QXCI to the extent of RMB107,550 and RMB105,655 (US$15,486) as of December 31, 2007 and 2008, respectively.

21	Related party transactions
(a)	Name and relationship of related parties

Name of related party	Existing relationship with the Company

Qiao Xing Universal Telephone, Inc. (“Xing”)	Parent company

Huizhou Qiao Xing Communication Industry Ltd. (“QXCI”)	Subsidiary of Xing

Qiao Xing Group Limited (“QXGL”)	A company controlled by certain directors of the Company
(b)	Summary of related party transactions
(i)	During the period from January 1, 2006 through November 30, 2006, the Group sold mobile phones and accessories to QXCI, a subsidiary of Xing, in the ordinary course of its business at similar terms as the Group traded with its independent customers, amounting to RMB1,377.

(ii)	During the period from January 1, 2006 through November 30, 2006, the period from November 30, 2006 through December 31, 2006, and the years ended December 31, 2007 and 2008, the Group received processing fee income from QXCI for handset processing services rendered, amounting to RMB2,709, RMB859, RMB13,314 and RMB6,573 (US$963), respectively.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)

21	Related party transactions (continued)
(b)	Summary of related party transactions (continued)
(iii)	The Company provided guarantee in respect of US$40,000 of senior convertible notes issued by Xing to two strategic investors in June 2006. Immediately prior to the listing of the Company’s ordinary shares on the NYSE on May 3, 2007, the two strategic investors converted the US$40,000 convertible notes into 7,800,000 ordinary shares of the Company that were then owned by Xing.
The Group also participates in a cash management arrangement at the direction and discretion of Xing as further described below. Other transactions with related parties are set out in other Notes to the consolidated financial statements.
(c)	Summary of related party balances

	December 31,
	2007	2008
	RMB	RMB	US$

Amount due to Xing	(4,532)	(11,155)	(1,635)

The amount represents non-interest bearing net advances to and from Xing which are unsecured and have no fixed repayment terms. The amount resulted principally from the Group’s participation in a cash management arrangement at the direction and discretion of Xing (Note 2(c)) and represents the netting of the following advances to and from the related parties of Xing:

	December 31,
	2007	2008
	RMB	RMB	US$

Amounts due (to) from related parties before execution of netting arrangement:
— Xing	(54,848)	(14,047)	(2,059)
— QXGL	(1,914)	(4,364)	(640)
— Director: Wu Zhi Yang	(737)	(147)	(21)
— QXCI	52,967	7,403	1,085

Net advances from Xing	(4,532)	(11,155)	(1,635)

22	Subsequent events
(a)	On March 5, 2009, CECT incorporated a wholly-owned subsidiary, Beijing VEVA Technology Co., Ltd. (“BVT”), in the PRC to engage in the sale of mobile phones and accessories. The registered and paid-up capital of BVT was RMB50,000.

(b)	On March 31, 2009, Xing and Mr. Wu Ruilin, the chairman of Xing and vice chairman of the Company, entered into agreements to purchase the outstanding Notes of the Company of approximately US$61,749 from the three holders of the Notes, DKR SoundShore Oasis Holding Fund Ltd., CEDAR DKR Holding Fund Ltd. and Chestnut Fund Ltd. (collectively, the “Sellers”). Under the terms of the agreements, Xing agreed to purchase US$30,000 of the outstanding Notes for an aggregate purchase price of US$24,000, payable in three installments to the Sellers on or before the close of business, New York time, on May 1, 2009. Mr. Wu Ruilin agreed to purchase the remaining Notes for an aggregate purchase price of US$26 million, payable in full to the Sellers on or before the close of business, New York time, on August 31, 2009.