Form 20-F
period 2009-12-31
Qiao Xing Mobile Communication Co., Ltd.
filed 2010-06-30
CIK 1386607

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                      to
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
Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2009:
52,684,901 Ordinary Shares, without par value
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

INTRODUCTION
This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2008 and 2009, and for the years ended December 31, 2007, 2008 and 2009.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
The following selected consolidated statement of operations data and selected consolidated cash flow data for the years ended December 31, 2007, 2008 and 2009 and the selected consolidated balance sheet data as of December 31, 2008 and 2009 are derived from our audited consolidated financial statements included elsewhere in this annual report, and are qualified by reference to, and should be read in conjunction with, our audited consolidated financial statements and related notes. We adopted authoritative guidance regarding accounting for non-controlling interests in our consolidated financial statements on January 1, 2009, and retrospectively reclassified certain comparative figures for prior periods to conform to the presentation in 2009. See note 2(v) to our audited consolidated financial statements included elsewhere in this annual report for detailed information. Accordingly, the selected consolidated statement of operations data and the selected consolidated cash flow data for the year ended December 31, 2005, the period from January 1, 2006 to November 30, 2006, and the period from November 30, 2006 to December 31, 2006, and the selected consolidated balance sheet data as of December 31, 2005, 2006 and November 30, 2006 have been derived from our unaudited consolidated financial statements. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate the results that may be expected for any future periods.
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

	(Old Basis)		(New Basis)
		January 1,	November
	Year ended	2006 to	30, 2006 to
Consolidated statement of operations data	December	November	December	Year ended December 31,
(Amounts in thousands, except per share data)	31, 2005	30, 2006	31, 2006	2007	2008	2009
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	($)

Revenues	1,864,125	2,281,198	256,013	3,141,094	2,153,873	1,632,912	239,223
Gross profit	337,747	437,871	37,131	885,250	866,777	251,317	36,818
In-process research and development	—	—	(41,739)	—	—	—	—
Amortization of other intangible assets	(11,880)	(10,890)	(4,288)	(32,280)	(11,727)	(4,733)	(693)
Impairment of assets held for sale	—	—	—	—	—	(5,957)	(873)
Impairment of other intangible assets	—	—	—	—	(26,235)	(13,600)	(1,992)
Operating income (loss)	273,890	379,917	(13,934)	729,017	608,791	7,406	1,086
Interest expense	(32,332)	(27,115)	(2,213)	(47,034)	(165,506)	(326,512)	(47,834)
Gain (loss) on remeasurement of embedded derivatives	—	—	—	—	144,939	(87,935)	(12,883)
Loss on remeasurement of warrant liability	—	—	—	—	—	(7,219)	(1,058)
(Loss) gain on extinguishment of convertible debts	—	—	—	—	(10,634)	159,326	23,341
Gain on disposal of subsidiaries	10,307	—	—	—	2,269	—	—
Impairment of investment at cost	—	—	—	—	—	(2,803)	(41)
Income (loss) before income tax expense and extraordinary items	251,518	371,607	(13,435)	711,251	595,422	(238,357)	(34,919)
Income tax expense	(16,719)	(55,991)	(4,251)	(113,377)	(155,717)	(11,632)	(1,704)
Income (loss) before extraordinary items	234,799	315,616	(17,686)	597,874	439,705	(249,989)	(36,623)
Extraordinary items: Gains on acquisitions of additional equity interests in CECT, net of nil tax	48,157	17,796	—	28,689	—	—	—
Net income (loss)(1)	282,956	333,412	(17,686)	626,563	439,705	(249,989)	(36,623)
Net income attributable to noncontrolling interests	(52,349)	(27,260)	(1,799)	(33,074)	(15,901)	(380)	(56)
Net income (loss) attributable to holders of ordinary shares	230,607	306,152	(19,485)	593,489	423,804	(250,369)	(36,679)
Earnings (loss) per share before extraordinary gains(2)
— Basic	4.56	7.21	(0.49)	11.69	7.52	(5.21)	(0.76)
— Diluted	4.56	7.21	(0.49)	11.69	6.99	(5.21)	(0.76)
Earnings (loss) per share(1)(2)
— Basic	5.77	7.65	(0.49)	12.28	7.52	(5.21)	(0.76)
— Diluted	5.77	7.65	(0.49)	12.28	6.99	(5.21)	(0.76)
Weighted average number of shares outstanding
— Basic	40,000	40,000	40,000	48,322	49,216	48,034	48,034
— Diluted	40,000	40,000	40,000	48,322	56,386	48,034	48,034

	(Old Basis)		(New Basis)
Consolidated balance sheet data	December	November	December 31,
(Amounts in thousands)	31, 2005	30, 2006	2006	2007	2008	2009
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	($)

Cash	379,377	713,099	762,086	2,729,982	2,907,148	3,129,070	458,411
Accounts receivable, net	513,035	407,610	546,893	418,564	462,282	114,689	16,802
Prepayments to suppliers	232,189	145,652	232,008	155,993	363,907	181,550	26,597
Total current assets	1,678,800	1,684,197	1,893,910	3,601,182	4,177,000	3,989,431	584,455
Total assets	1,798,408	1,985,147	2,336,152	3,994,102	4,522,920	4,136,593	606,014
Short-term borrowings	639,972	610,314	602,790	983,904	983,950	884,708	129,610
Accounts payable	312,806	177,609	165,326	107,990	52,047	60,751	8,900
Embedded derivative liability	—	—	—	—	124,130	39,978	5,857
Convertible notes	—	—	—	—	206,211	112,162	16,432
Total current liabilities	1,156,072	1,026,702	1,207,228	1,239,764	1,515,747	1,211,067	177,421
Total liabilities	1,161,491	1,030,413	1,218,968	1,245,325	1,516,067	1,233,697	180,737
Total shareholders’ equity	569,963	879,637	1,040,288	2,670,542	2,914,788	2,810,451	411,734

	(Old Basis)		(New Basis)
		January 1,	November
	Year ended	2006 to	30, 2006 to
Consolidated cash flow data	December	November	December	Year ended December 31,
(Amounts in thousands)	31, 2005	30, 2006	31, 2006	2007	2008	2009
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	($)

Net cash provided by (used in) operating activities	110,970	513,378	(215,111)	855,524	110,106	602,369	88,248
Net cash provided by (used in) investing activities	18,386	(249,317)	63,431	23,016	(57,663)	(58,529)	(8,575)
Net cash provided by (used in) financing activities	168,413	69,661	200,667	1,117,327	143,738	(321,981)	(47,170)

	Year ended December 31,
Other selected operating data(3)	2005	2006	2007	2008	2009

Mobile handsets shipped (in thousands of units)	1,730	2,262	3,816	2,714	2,123
Average mobile handset selling price (RMB)(4)	1,012	1,094	816	788	735

(1)	Our PRC operating subsidiary, CECT, enjoys certain preferential tax rates and holidays under local government policies. See “Item 5. Operating and financial review and prospects—Taxation” and note 14 to our audited consolidated financial statements included elsewhere in this annual report. Without the tax holidays, our net income (loss) and basic and diluted earnings (loss) per share for the following periods would have been reduced or increased as follows:

	(Old Basis)		(New Basis)
		January 1,	November
	Year ended	2006 to	30, 2006 to
	December	November	December	Year ended December 31,
(Amounts in thousands)	31, 2005	30, 2006	31, 2006	2007	2008	2009
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	($)

(Reduction in net income by) / increase in net loss by	(24,017)	(1,147)	1	(1,056)	—	—	—
Reduction in basic and diluted earnings per share by (2)	(0.61)	(0.02)	—	(0.02)	—	—	—

(2)	Basic and diluted earnings (loss) per share data reflects on a retroactive basis a 40-for-one share split that became effective on April 13, 2007. See note 17 to our audited consolidated financial statements included elsewhere in this annual report.

(3)	Other selected operating data is derived from our operating records.

(4)	The average mobile handset selling price for handsets in a given period is calculated by dividing revenue from handsets by unit sales volume during the same period.

We publish our financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as published by the Federal Reserve Board of the United States as of December 31, 2009, which was RMB6.8259 to $1.00. No representation is made that the Renminbi amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.
On June 18, 2010, the certified exchange rate was RMB6.8267 to $1.00.
The following table sets forth information regarding the certified exchange rates in Renminbi and U.S. dollars for the periods indicated.

	Renminbi per U.S. dollar certified exchange rate
	Period end	Average(1)	Low	High
2005	8.0702	8.1826	8.0702	8.2765
2006	7.8041	7.9579	7.8041	8.0702
2007	7.2946	7.5806	7.2946	7.8127
2008	6.8225	6.9193	6.7800	7.2946
2009	6.8259	6.8295	6.8176	6.8470
December	6.8259	6.8275	6.8244	6.8299
2010
January	6.8268	6.8269	6.8258	6.8295
February	6.8258	6.8285	6.8258	6.8330
March	6.8258	6.8262	6.8254	6.8270
April	6.8247	6.8256	6.8229	6.8275
May	6.8305	6.8275	6.8245	6.8310
June (through June 18, 2010)	6.8267	6.8298	6.8267	6.8323

Source:	For the period from January 1, 2005 to December 31, 2008, the exchange rates were the noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York and for the period subsequent to and including January 5, 2009, the exchange rates were the certified exchange rates as published by the Federal Reserve Board of the United States. Effective January 1, 2009, the Federal Reserve Bank of New York discontinued publication of foreign exchange rates certified for customs purposes and effective January 5, 2009, the Federal Reserve Board of the United States reinstituted the publication of the daily exchange rate data in a weekly version of the H.10 release.

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Risks Related to Our Business
Any recurrence of the global financial crisis and economic downturn similar to that occurred in 2008 and early 2009 could materially and adversely affect our business, financial condition, results of operation and prospects.
The global financial markets experienced periods of extreme volatility and disruption in 2008 and early 2009. The global financial crisis, concerns over inflation or deflation, energy costs, geopolitical risks, and the availability and cost of financing contributed to the unprecedented levels of market volatility and adversely affected the expectations for the continuous growth of the global economy, the capital market and the consumer industry. These factors, combined with others, resulted in a severe global economic downturn and also a slowdown in the PRC economy. This change in the macro-economic conditions had an adverse impact on our business and operations by causing a decrease in the number handset mobile we sold in 2009. Although the global and PRC economies have shown signs of recovery from the second half of 2009, any recurrence of the global financial crisis as a result of the recent market volatility arising from the concerns over certain European countries may adversely affect the growth of the PRC economy, which could adversely affect our business, financial condition, results of operations and prospects.

Evaluating our business and prospects may be difficult and our past results may not be indicative of our future performance.
Our business had grown and evolved rapidly from 2003 to 2007. However, primarily due to the global economic downturn and increasing competition in the Chinese mobile handset market, there was a decrease in our revenue, operating income and net income in 2008 and 2009.
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
We rely on the manufacturing services provided by third-party manufacturers, including EMS providers, to manufacture a significant portion of our mobile handset products. In 2007, 2008 and 2009, we outsourced to third-party EMS providers, 85.6%, 73.7% and 90.2%, respectively, of the total mobile handsets we shipped. Reliance on third-party manufacturers involves a number of risks, including the lack of control over the manufacturing process and the potential absence or unavailability of adequate capacity. If any of our third-party manufacturers cannot or will not manufacture our products in required volumes on a cost-effective basis, in a timely manner, at a sufficient level of quality, or at all, we will need to secure additional manufacturing capacity. Even if this additional capacity is available at commercially acceptable terms, the qualification process could be lengthy and could cause interruptions in product shipments, which may result in a decrease in our sales. In many cases, some of our competitors also utilize the same contract manufacturers, and we could be blocked from acquiring the needed components or increasing capacity if they have purchased capacity ahead of us. The unexpected loss of any of our third-party manufacturers could be disruptive to our business.
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
We outsource certain software and hardware designs used in producing our products, such as high-end handset main boards, to independent mobile handset designers in China. If these mobile handset designers terminate their business relationships with us, or are otherwise unable to provide us with designs suitable for our products, or if we fail to increase our in-house research and development activities to compensate for our inability to obtain designs suitable for our products from these handset designers, our business and our results of operations could be materially adversely affected.

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
Substantially all of our sales are made to our distributors. As of June 18, 2010, our distribution network included four national distributors, 58 provincial distributors and three TV direct sales distributors. These distributors resell our products to end customers in China either directly or through their own distribution networks principally composed of local distributors and retail outlets. We grant our distributors the right to use our brand name and logo when they market our products within their respective sales territories or channels and when they provide after-sales support to our end-user customers. However, our contractual arrangements with our distributors do not provide us with control over their everyday business activities, and one or more of our distributors may engage in activities that are prohibited under our contractual arrangements with them, that violate PRC laws and regulations governing the mobile handset industry or other PRC laws and regulations generally, or that are otherwise harmful to our business or our reputation in the industry.
Distributors individually accounting for more than 10% of our revenues collectively accounted for 36.1%, 65.1% and 86.4% of our revenues in 2007, 2008 and 2009, respectively. See note 1(c) to our audited consolidated financial statements included elsewhere in this annual report for a list of such distributors. Due to our dependence on distributors for the sale, marketing and after-sales support of our products, any one of the following events may cause material fluctuations or declines in our revenue and have a material adverse effect on our financial condition and results of operations:
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
We do not produce most of the components and raw materials necessary for the production of our mobile handsets and rely on suppliers to provide us with a substantial portion of these components and raw materials. The aggregate costs attributable to our five largest raw materials and components suppliers in 2007, 2008 and 2009 were 70.0%, 72.5% and 88.3%, respectively. We may experience a shortage in the supply of certain components in the future and if any such shortage occurs, our manufacturing capabilities and results of operations could be materially adversely affected. If any supplier is unwilling or unable to provide us with high quality components and raw materials in required quantities and at acceptable costs, we may not be able to find alternative sources on satisfactory terms in a timely manner, or at all. Our inability to find or develop alternative sources if and as required could result in delays or reductions in manufacturing and product shipments. Moreover, these suppliers may delay component or material shipments or supply us with inferior quality components or raw materials that may adversely impact the performance of our mobile handsets. If any of these events occur, our competitive position, reputation and business could suffer.
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
We currently have one main handset manufacturing facility located in Huizhou City, Guangdong Province, China. Operation of manufacturing facilities involves many risks, including equipment failures, natural disasters, industrial accidents, power outages, labor disturbances and other business interruptions. We do not carry any business interruption insurance or third-party liability insurance for our manufacturing facilities to cover claims in respect of personal injury or property or environmental damage arising from accidents on our property or relating to our operations. Therefore, our existing insurance coverage may not be sufficient to cover all risks associated with our business. As a result, we may be required to pay for financial and other losses, damages and liabilities, including those caused by natural disasters and other events beyond our control, out of our own funds, which could have a material adverse effect on our business, financial condition and results of operations.
Labor laws in the PRC may adversely affect our results of operations.
On June 29, 2007, the PRC government promulgated the Labor Contract Law of the PRC, or the Labor Contract Law, which became effective on January 1, 2008, and its implementary rules effective on September 18, 2008. The Labor Contract Law imposes greater liabilities on employers and significantly impacts the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations to be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost effective manner, thus materially and adversely affecting our financial condition and results of operations.
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
On March 16, 2007, the National People’s Congress of the PRC passed the PRC Enterprise Income Tax Law, which law took effect as of January 1, 2008. Under the new PRC Enterprise Income Tax Law, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise are subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The British Virgin Islands, where we are incorporated, does not have such a tax treaty with the PRC. If we are considered a non-resident enterprise, this new 10% withholding tax imposed on our dividend income received from CECT would reduce our net income and have an adverse effect on our operating results.
Under the new tax law, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a resident enterprise and is subject to the enterprise income tax at the rate of 25% on its worldwide income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. Substantially all of our management members are based in the PRC. If the PRC tax authorities subsequently determine that we should be classified as a resident enterprise, then our worldwide income will be subject to income tax at a uniform rate of 25%, which may have a material adverse effect on our financial condition and results of operations. Notwithstanding the foregoing provision, the new tax law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if we are classified as a resident enterprise, the dividends we receive from CECT may be exempted from income tax.
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
We believe that we were a passive foreign investment company for U.S. federal income tax purposes for our taxable year that ended December 31, 2009 and we may continue to be a passive foreign investment company in the current and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors.
We believe that we were a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes for our taxable year that ended December 31, 2009 under the asset test for the determination of a PFIC as described below. We may continue to be a PFIC in the current and future taxable years unless (i) we significantly reduce the amount of cash we hold or (ii) our market capitalization increases significantly. Such classification could result in adverse U.S. federal income tax consequences to U.S. investors. We must make a separate determination each year as to whether we are a passive foreign investment company.
Specifically, we would be a passive foreign investment company for a taxable year if (i) at least 75% of our gross income is passive income during the taxable year or (ii) at least 50% of the average quarterly value of our assets during the taxable year is derived from assets that produce, or that are held for the production of, passive income.
In applying the asset test described above, the value of our assets will generally be deemed to be equal to the sum of the aggregate value of our outstanding equity plus our liabilities. For purposes of the asset test, our goodwill, which is generally measured as the sum of the aggregate value of outstanding equity plus liabilities, less the value of known assets, should be treated as a non-passive asset. Therefore, a decrease in the market price of our ordinary shares and associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test. If there is such a reduction in goodwill and the value of our non-passive assets, the percentage of the value of our assets that is attributable to passive assets may increase, and if such percentage, based on an average of the quarterly values during a taxable year, exceeds 50%, we will be a PFIC for such taxable year. Accordingly, fluctuations in the market price of our ordinary shares may result in us being a PFIC for any year. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we have on hand.
If we are a PFIC for any taxable year, dividends paid by us in that year or the following taxable year will not be eligible for the reduced rate of taxation applicable to non-corporate U.S. investors, including individuals. Additionally, absent a special election, U.S. investors may be subject to additional U.S. federal income taxes on gain recognized with respect to the ordinary shares and on certain distributions, plus an interest charge.

For a detailed discussion of the PFIC rules, see “Item 10. Additional information—E. Taxation—U.S. Federal Income Taxation—Passive foreign investment company.” We urge investors to consult their own tax advisors with respect to the U.S. federal income tax consequences of their investment.
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
Upon the closing of the initial public offering of our ordinary shares in May 2007, we became a public company in the United States that is subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on our internal control over financial reporting in this annual report on Form 20-F. In addition, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting beginning with our annual report for the fiscal year ending on or after June 15, 2010. We identified a material weakness relating to the adoption and application of a new accounting standard — Emerging Issues Task Issue 07-5, “Determining Whether an Instrument is Indexed to an Entity’s own Stock,” with respect to our assessment of the effectiveness of the Company’s internal control over financial reporting for certain voluntary reporting interim periods in 2009. As of December 31, 2009, we have successfully remediated such material weakness by implementing this accounting standard for our financial statements for the year ended December 31, 2009 and have improved processes and controls with respect to voluntary interim reporting. Our management has concluded that our internal controls over financial reporting were effective as of December 31, 2009. Such management report on internal control over financial reporting was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission, or the SEC. If, in the future, our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our internal control over financial reporting is documented, designed, operated or reviewed, or if the independent registered public accounting firm interprets the requirements, rules or regulations differently than we do, then they may issue an adverse opinion. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could adversely impact the market price of our ordinary shares. Our reporting obligations as a public company place a significant strain on our management, operational and financial resources and systems for the foreseeable future.
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
Our parent company, Qiao Xing Universal Resources, Inc., or Xing, a public company listed on the Nasdaq Global Market, currently owns approximately 60.7% of our outstanding share capital. Accordingly, Xing, as our controlling shareholder, has substantial control over our business, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Xing’s ultimate major shareholder is Mr. Rui Lin Wu, the chief executive officer and chairman of Xing and vice chairman of our company, who owned an aggregate of 34.7% equity interest in Xing as of May 31, 2010. In addition, Mr. Zhi Jian Wu Li, brother of our chairman and son of our vice chairman, also owned a 7.4% equity interest in Xing through Qiao Xing Trust and Wu Holdings Ltd. as of May 31, 2010. Accordingly, Mr. Rui Lin Wu, who has a controlling influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval at our parent company, also has substantial control over our business.
Without the consents of Xing, Mr. Rui Lin Wu and the other shareholders of Xing, we could be prevented from entering into transactions that could be beneficial to us. The interests of Xing, Mr. Rui Lin Wu and the other shareholders of Xing may differ from the interests of our other shareholders. Xing, Mr. Rui Lin Wu and the other shareholders of Xing may take actions that could have a material adverse impact on us, such as influencing the way we allocate our resources, restricting our entry into certain kinds of businesses and preventing us from pursuing certain business opportunities that may be beneficial and profitable to us and our other shareholders. In addition, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ordinary shares. These actions may be taken even if they are opposed by our other shareholders.

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
We are a holding company and conduct substantially all of our business through our operating subsidiary, CECT, which is a limited liability company established in China. We rely on dividends paid by CECT for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, regulations in the PRC currently permit payment of dividends by CECT to us only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. CECT is also required to set aside no less than 10% of its after-tax net income each year as reserve funds unless such reserve funds, after making up losses of preceding years, have reached 50% of the registered capital, and these reserves are not distributable as dividends. Moreover, if CECT incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitations on the ability of CECT to pay dividends or other distributions to us could have a material adverse effect on our ability to grow, make investments or acquisitions, pay dividends to you, and otherwise fund or conduct our business.
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
The trading price of our ordinary shares has been and may continue to be subject to wide fluctuations. During the period from May 3, 2007, the first day on which our ordinary shares were listed on the NYSE, until June 18, 2010, the trading prices of our ordinary shares ranged from $1.32 to $15.48 per ordinary shares and the closing sale price on June 18, 2010 was $2.70 per ordinary share. The market price for our ordinary shares may continue to be volatile and subject to wide fluctuations in response to factors including the following:
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

On May 15, 2008, we entered into and completed the transactions contemplated by a Securities Purchase Agreement (the “SPA”) with DKR SoundShore Oasis Holding Fund Ltd. and CEDAR DKR Holding Fund Ltd. (the “Investors”) pursuant to which we issued, and the Investors purchased, an aggregate of $70,000,000 of our 4.0% senior convertible notes (the “Notes”) that came with 1,648,721 common stock purchase warrants. The consideration paid by the Investors comprised a combination of 6,966,666 ordinary shares that were owned by the Investors, valued at approximately $48,349,000, and cash of $21,651,000. All ordinary shares submitted by the Investors in exchange for the Notes were cancelled. In addition, we also issued to our placement agent 942,127 common stock purchase warrants (collectively with the warrants issued to the Investors, the “Warrants”) at terms identical to those issued to the Investors.
The following discussion on the material terms of the transaction should be read in conjunction with, and is qualified in its entirety by, the SPA and the exhibits thereto.
The material terms and conditions of the Notes are summarized as follows:
•	the Notes are unsecured and mature on May 15, 2011;

•	the Notes bear interest at a rate of 4.0% per annum, payable in cash in arrears on a calendar semi-annual basis beginning June 30, 2008;

•	the Notes are convertible at the holders’ option into our ordinary shares at an initial conversion price of $7.43 per ordinary share (which represents a 10% premium to the arithmetic average of the daily volume-weighted average price (“VWAP”) of our ordinary shares during the five trading day period ending on the day immediately prior to the date of execution of the SPA), subject to adjustments as provided for in the Notes;

•	the conversion price for our ordinary shares is subject to reset if the average of the daily VWAP of our ordinary shares for the five consecutive trading days ending on each three-month anniversary of the issuance date of the Notes until maturity (each a “Reset Date”) is less than $6.76. In that event, the conversion price is reset to a price equal to 92.5% of the arithmetic average of the daily VWAP of our common stock for the five trading days ending on the applicable Reset Date. In no event will the conversion price be reset to a price less than $4.05 per share. The conversion price of the Notes was reset to $4.05 per share on November 15, 2008;

•	the Notes cannot be converted if, after giving effect to such conversion, the holders of the Notes (together with their affiliates) would beneficially own in excess of 9.99% of our ordinary shares outstanding immediately after giving effect to the conversion;

•	the Notes require an automatic re-pricing of the conversion price if we make certain sales of our ordinary shares or ordinary share equivalents in a capital-raising transaction at a price below the conversion price;

•	the holders of the Notes can require us to redeem the Notes at any time on or after the 18 month anniversary of the issuance date of the Notes in an amount equal to the sum of (a) the outstanding principal of the Notes, and (b) the accrued and unpaid interest thereon;

•	in the event of a default, change of control and certain other fundamental transactions, the holders of the Notes have the right to require us to redeem all or any portion of the Notes at a price equal to the greater of (i) the amount to be redeemed multiplied by a redemption premium of 125% and (ii) the amount to be redeemed multiplied by the quotient determined by dividing the closing bid price of our ordinary shares on the date immediately preceding such event by the conversion price of the Notes;

•	all principal, interest, late charges and other amounts due under the Notes that are payable in cash shall be settled in U.S. dollars in an amount equal to the applicable U.S. dollar cash payment due under the terms of the Notes multiplied by 6.99 and divided by the exchange rate of one U.S. dollar to Renminbi on the date such payment is due; and

•	we are required under the terms of a Registration Rights Agreement entered into concurrently with the SPA to file with the SEC a registration statement to register the ordinary shares issuable upon the conversion of the Notes and the exercise of the Warrants to permit the resale of such ordinary shares to the public. The registration statement was filed by the Company on June 27, 2008 and was declared effective by the SEC on July 11, 2008.
The material terms and conditions of the Warrants are summarized as follows:
•	each Warrant is exercisable to purchase one ordinary share;

•	the initial exercise price of each Warrant is $8.91 per share, subject to adjustments as provided for in the Warrant;

•	the Warrants are exercisable at any time during a period of five years from May 15, 2008, the date of issuance;

•	the Warrants contain a “cashless exercise” feature if the registration statement covering the shares underlying the Warrants is not available for the resale of the ordinary shares upon the exercise of the Warrants;

•	the Warrants contain certain limitations on the exercise thereof in the event that the holder would beneficially own in excess of 9.99% of our ordinary shares outstanding immediately after giving effect to such exercise; and

•	the Warrants require an automatic re-pricing of the exercise price if we make certain sales of our ordinary shares or ordinary share equivalents in a capital-raising transaction at a price below the exercise price of the Warrants.

On August 19, 2008, the holders of the Notes exercised the option to convert approximately $8,251,000 of the principal amount of the Notes and accrued interest thereon of approximately $46,000 into 1,511,397 ordinary shares of the Company at a conversion price of $5.49 per share.
On March 31, 2009, Xing and Mr. Rui Lin Wu, the chairman of Xing and vice chairman of our company, entered into agreements to purchase our outstanding Notes of approximately $61.7 million from the three holders of the Notes, DKR SoundShore Oasis Holding Fund Ltd., CEDAR DKR Holding Fund Ltd. and Chestnut Fund Ltd. (collectively, the “Sellers”). Under the terms of the agreements, Xing agreed to purchase US$30.0 million of the outstanding Notes for an aggregate purchase price of $24.0 million, payable in three installments to the Sellers on or before the close of business, New York time, on May 1, 2009. Mr. Rui Lin Wu agreed to purchase the remaining Notes for an aggregate purchase price of $26.0 million, payable in full to the Sellers on or before the close of business, New York time, on August 31, 2009. Mr. Rui Lin Wu did not subsequently consummate the purchase transaction. In November 2009, we redeemed the Notes that were purchased by Xing for $30,706,000.
In 2009, certain holders of the Notes exercised the option to converted $16,073,000 of the principal amount of the Notes plus accrued interest thereon of $590,000 into 4,114,286 ordinary shares at a conversion price of $4.05 per share. As of December 31, 2009, the outstanding principal amount of the Notes amounted to approximately $16,432,000.
As a consequence of the above convertible note transactions, the issuance of 565,000 ordinary shares pursuant to the exercise of share options by a director and certain of our employees in January 2008, and the vesting of 960,884 restricted shares in December 2009 and 331,391 restricted shares in April 2010, Xing owned approximately 60.7% of our outstanding share capital as of May 31, 2010.
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
Set forth below is a chart showing our current corporate structure as of June 18, 2010:
Beijing VEVA Technology Co., Ltd., or BVT, was incorporated in March 2009 and Beijing Yilian Xuntong Technology Co., Ltd., or BYXT, was incorporated in February 2010. Both BVT and BYXT are principally engaged in the sale of mobile phones and accessories in the PRC.
Our principal executive offices are located at 10th Floor CEC Building, 6 Zhongguancun South Street, Beijing 100086, People’s Republic of China. Our telephone number at this address is (86-10) 8219-3728 and our fax number is (86-10) 8219-3722. Our registered office in the British Virgin Islands is at Romasco Place, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands.
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
We develop, produce and market a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins. We sold approximately 2.71 million and 2.12 million handset products in 2008 and 2009, respectively. The average selling price of our handsets was RMB788 in 2008 and RMB735 ($108) in 2009.
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
We currently have one handset manufacturing facility in Huizhou City, Guangdong Province, China. This facility is equipped with three SMT lines and seven assembly and testing lines. We historically outsourced and continue to outsource the manufacturing of a substantial portion of our products to EMS providers. We produced approximately 0.71 million units in our Huizhou facility in 2008 and 0.21 million units in 2009. We sourced approximately 2.04 million units in 2008 and 1.91 million units in 2009 through EMS providers.
Substantially all of our products are sold in China. We sell our products primarily to our national distributors, provincial distributors and TV direct sales distributors. These distributors resell our products to end customers either directly or through their own distribution networks, which are typically composed of local distributors and retail outlets. As of June 18, 2010, our distribution network included four national distributors, 58 provincial distributors and three TV direct sales distributors. In addition, certain of our distributors and other third parties provide repairs and other after-sales services to our end customers through their after-sales service centers located throughout China. In addition, we also resell our VEVA-branded handsets directly to end customers through the website, www.vevago.com and through six VEVA retail stores located in Beijing, China as of June 18, 2010.
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
Continual evolution of wireless network technologies
Wireless network technologies have been continually evolving at a rapid pace. Most mobile handsets are currently based on 2G or 2.5G wireless technology. 2.5G technology enables mobile handsets to offer more features, such as Internet access through mobile phones using wireless application protocol technology and multimedia messaging service. Bridging between 2.5G and 3G, 2.75G technology allows data transmission speed of up to 384 Kbps. This enhanced data speed has extended the service scope of current wireless infrastructure before the new 3G networks were deployed. 3G allows a significantly higher data transmission speed at a maximum of 2 to 2.5 Mbps, which enables users to access more features and applications on their mobile phones, such as online mobile gaming and video communication or downloading. In January 2009, MIIT issued 3G licenses to China Mobile (TD-SCDMA), China Unicom (CDMA2000) and China Telecom (WCDMA).
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
Our Products
We manufacture and sell a wide variety of mobile handsets that are primarily based on GSM global cellular technologies. We sold approximately 3,816,000, 2,714,000 and 2,123,000 handset products in 2007, 2008 and 2009, respectively. The average selling prices of our handsets were RMB816, RMB788 and RMB735 ($108) in 2007, 2008 and 2009, respectively.
We have devoted significant resources to developing and producing handset products with various features that are targeted at different consumer segments. In 2007, 2008 and 2009, we rolled out 49, 23 and 17 new handset models, respectively. As of December 31, 2009, we offered approximately 47 different handset models to our customers. These products include features such as multimedia functions, touch-screen pads, large LCD screens, ultra-long standby battery, EDGE technology and luxury design with embedded crystals.
The following table sets forth the key features and launch time of our main handset products that are currently available on the market.

Date of
commercial
Model	Key features	launch

C6000V	Metal shell; dual camera; 2.8 inch screen	January 2009
VEVA U600	Metal shell; corrosion resistant (alumina coat)	January 2009
VEVA S80	Luxury series with embedded crystals; ultra-long standby battery; dual SIM cards; arc slider design; EDGE technology	April 2009
VEVA V5	Luxury series with embedded crystals; touch lens; ultra-long standby battery; IPTV	April 2009
VEVA S90	Luxury series with embedded crystals; ultra-long standby battery; digital TV; GPS function; multi-touch function	May 2009
VEVA U9	Luxury series with embedded crystals; slider design; FM radio; bluetooth technology	May 2009
VEVA V6	Luxury series with embedded crystals; double-sided cameras; GPS function	May 2009
VEVA U58	Luxury series with embedded crystals; double QVGA screen; dual SIM cards	July 2009

Date of
commercial
Model	Key features	launch

VEVA U88	Luxury series with embedded crystals; dual SIM cards; touch screen	July 2009
VEVA W300	Luxury series watch phone with embedded crystals; FM radio; SMS chat	July 2009
VEVA W500	Ceramic casing watch phone; FM radio; SMS chat	July 2009
VEVA U66	Luxury series with embedded crystals; dual SIM cards; LV leather sheath; touch screen	September 2009
T3	3G mobile handsets based on TD-SCDMA technology	September 2009
C3	FM radio; CDMA; ultra-long standby battery	October 2009
Mobile handset models typically have a limited economic life, which is approximately 12 to 15 months for particularly successful handsets and four to six months for most other handsets. Our higher-end and differentiated products that incorporate features which are different from our competitors’ products usually have longer economic lives than our other products. The revenue we derive from a particular model typically declines as the product approaches the end of its economic life. The following table sets forth our five best selling products and product series in terms of sales generated in each of 2007, 2008 and 2009.

	For the year ended December 31,
	2007			2008			2009
Product	Revenue	Percentage	Rank	Revenue	Percentage	Rank	Revenue	Percentage	Rank
	(RMB)			(RMB)			(RMB)
	(Amounts in thousands, except percentages)
VEVA S90	—	—		—	—		343,150	22.0%	1
VEVA S80	—	—		—	—		273,775	17.6%	2
VEVA S50	—	—		—	—		195,020	12.5%	3
VEVA S70	—	—		—	—		164,861	10.6%	4
VEVA V6	—	—		—	—		115,509	7.4%	5
VEVA S60	—	—		633,328	29.6%	1	—	—
VEVA S70	—	—		262,688	12.3%	2	—	—
W100	—	—		234,443	11.0%	3	—	—
C3100	—	—		182,521	8.5%	4	—	—
VEVA S50	—	—		150,298	7.0%	5	—	—
C1000	623,495	19.8%	1	—	—		—	—
C1000+	332,318	10.6%	2	—	—		—	—
T100	321,903	10.2%	3	—	—		—	—
C2000	320,147	10.2%	4	—	—		—	—
C6000	264,099	8.4%	5	—	—		—	—
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
We believe that we have strong product development capabilities for mobile handsets. Our research and development team has developed a number of distinctive handset designs and certain product and process technologies used in producing our handsets, including mobile phone application software, user-friendly product interfaces, printed circuit board designs, such as baseband and radio frequency circuit designs, production technology designs and production testing systems, that contribute to our ability to produce differentiated products. We also designed the ultra-long standby batteries used in our products, which are produced by a third-party. In 2007, 2008 and 2009, our total research and development expenses were RMB18.6 million, RMB29.2 million and RMB36.4 million ($5.3 million), respectively. As of December 31, 2009, we employed 133 research and development personnel, which included personnel specialized in industrial design, mechanical design, software and hardware development, project management and quality assurance.
We have strengthened our product development capabilities in recent years. With our accumulated knowledge and experience, we have been able to increasingly shorten our product development cycles. Currently, our product development cycle, from product concept defining to mass production, is typically six to nine months. In 2007, 2008 and 2009, we designed, developed and rolled out 49, 23 and 17 new handset models, respectively.
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
Our in-house handset development teams are based at our two research and development centers in Beijing and Huizhou. Our Beijing research center had 128 research and development personnel as of December 31, 2009 and focuses on developing higher-end and differentiated products. Our Huizhou research center had five research and development employees as of December 31, 2009 and concentrates on developing handsets for the mid-range and economy markets based on existing technologies.
We also outsource certain software and hardware designs used in producing our products, such as high-end handset main boards, to certain independent mobile handset designers in China, such as Leadcore Technology Co., Ltd.

Manufacturing
Manufacturing facilities
Currently, we mainly manufacture our products in an approximately 3,700 square meter manufacturing facility located in Huizhou City, Guangdong Province, China, which commenced operations in September 2004. This facility is located on property we lease from third parties. As of December 31, 2009, our Huizhou facility was equipped with three SMT lines and seven assembly and testing lines, with annual production design capacity of 1.5 million units. Our design capacity represents the maximum output of our existing equipment based on their design specifications. However, there is typically a substantial difference between our design capacity and our actual output due to various factors, including the high number of different models we produce and the time required to adjust the production line and conduct test production for each new model change. We produced approximately 561,000, 714,000 and 207,000 units of our own handsets in 2007, 2008 and 2009, respectively, at our Huizhou facility. As of December 31, 2009, we had an aggregate of 378 manufacturing employees working in this facility.
We also outsource the production of a substantial portion of our products to EMS providers, thereby leveraging their production process technology and capability. Under this arrangement, the EMS providers establish the production lines mainly using their own equipment while we provide product design as well as certain equipment and all components used for the production. Our EMS provider is also obligated to provide after-sales services for products they manufactured for a certain period of time. The production volumes under such arrangements were approximately 3,335,000 units in 2007, 2,040,000 units in 2008 and 1,916,000 units in 2009. Our current EMS providers include Shenzhen Changcheng Co., Ltd, Huizhou Yunlong Co., Ltd., and Shenzhen Zhong Zhi Chuang Co., Ltd.. We believe that our business is not substantially dependent on any individual EMS provider.
In addition, we provide handset processing services to certain handset producers, including a subsidiary of Xing that is not part of our operating group. Under this arrangement, we receive raw materials and components from third parties and process them into handsets or into handset printed circuit boards, or PCB. We produced approximately 1,227,000, 1,106,000 and 803,000 units of handsets and handset PCB under such arrangement in 2007, 2008 and 2009, respectively.
Raw materials and components
Our raw materials and components costs accounted for 92.0% of our total cost of goods sold in 2007, 92.5% in 2008 and 94.7% in 2009. The principal raw materials and components used in the production of our mobile handsets are chipsets, molds, LCD screens, casings, cameras, batteries and keypads.
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
We seek to diversify the supply sources of raw materials and components and to date have not experienced any material disruption of our manufacturing operations due to insufficient supply of raw materials or components. We currently source raw materials and components from more than 100 suppliers. We do not anticipate any significant interruption in the supply of our raw materials and components that would have a material impact on our business in the future. The aggregate costs attributable to our five largest raw materials and components suppliers in 2007, 2008 and 2009 were 70.0%, 72.5% and 88.3%, respectively, of our total purchases during the relevant periods. However, we believe that our business is not substantially dependent on any individual supplier.
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
We maintain different inventory levels of our raw materials, depending on the type of product and lead time required to obtain additional supplies. We seek to maintain reasonable inventory levels that achieve a balance between our efforts to reduce our storage costs and optimize working capital, and the need to ensure that we have access to adequate supplies. As of December 31, 2008 and 2009, we had RMB116.2 million and RMB77.3 million ($11.3 million), respectively, of raw materials in inventory.
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
Distribution and Marketing
Distribution network
Substantially all of our products were sold to customers in mainland China. We sell our products primarily to our national distributors, provincial distributors and TV direct sales distributors that resell our products to end customers either directly or through their own distribution networks, which are principally composed of local distributors and retail outlets. As of June 18, 2010, our distribution network included four national distributors, 58 provincial distributors and 3 TV direct-sales distributors. In addition, we also retail our VEVA-branded handsets directly to end customers through the website, www.vevago.com and through six VEVA retail stores located in Beijing, China as of June 18, 2010.
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
Sales generated by our five best-performing distributors accounted for approximately 53.0%, 85.1% and 86.4% of our revenue in 2007, 2008 and 2009, respectively, and the best-performing distributor accounted for approximately 12.4%, 52.7% and 19.9% of our revenue in the same periods. Our distribution agreements generally have a term of one year, but in some cases may extend as long as five years for key distributors. However, the best-performing distributors varied and their respective percentages of our revenue fluctuated significantly in each of the above periods. Although we rely on distributors for the sale, marketing and after-sales support of our products, we believe our business is not substantially dependent on any individual distributor.
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
After-Sales Services
We have established uniform replacement and warranty policies for each of our products. Certain of our distributors and other third-parties provide after-sales services for our products, including handset replacements, components replacements and repairs, through after-sales service centers located throughout China. We enter into agreements with those service providers, under which we are obligated to bear the costs of materials used for after-sales services provided during the warranty period. The after-sales service providers bear all other expenses, including cost of materials for services provided after the warranty period has expired as well as labor expenses. We are also responsible for the training of after-sales service personnel.
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
In April 2009, we obtained the trademark registration certificate from the China Trademark Office for one trademark relating to our brand name “CECT”. We are currently in the process of applying for the registration of three other trademarks relating to our brand name “CECT” with the China Trademark Office. The registration of these three trademarks was previously applied for by a third party who was not involved in the mobile handset manufacturing industry. We purchased the trademark application rights relating to these three trademarks from the third party through a related party in 2007 but were informed by the China Trademark Office that a third party raised objections related to our applications for the registration of these three trademarks. As a result of the objections, we may not be able to obtain the trademark registration certificates for these three trademarks from the China Trademark Office. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transfer of Trademark Application Rights.” In addition, as of December 31, 2009, we had 26 approved trademarks and 14 trademark applications pending with the China Trademark Office.
Technology Licenses and Agreements
In addition to our internally developed technologies and know-how, we also depend on technologies licensed from third parties to design and manufacture our products. For example, we entered into a software license agreement with Mobile Soft Technology (Nanjing) Co., Ltd., or Mobile Soft, on October 28, 2005, under which we were granted the right to use certain software that supports wireless application protocol and multimedia messaging service functions in our handsets for a period of two years. The contract was renewed on March 10, 2008 with Access China Inc., a company that acquired Mobile Soft in 2007, for an additional three years.
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
Employees
As of December 31, 2009, we had 600 full-time employees. The following table sets forth the number of our full-time employees by function as of December 31, 2007, 2008 and 2009, respectively:

	As of December 31,
Functions	2007	2008	2009
Manufacturing and engineering	516	373	378
General and administration	66	66	47
Marketing and sales	44	85	42
Research and development	162	168	133
We offer our employees competitive compensation packages and various training programs, and as a result we have been able to attract and retain qualified personnel. As of December 31, 2009, 47.6% of our employees held university or graduate degrees.
As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total amount of contributions we made to employee benefit plans for the years ended December 31, 2007, 2008 and 2009 was approximately RMB1.3 million, RMB4.6 million and RMB6.6 million ($1.0 million), respectively.
We adopted our 2007 equity incentive plan in March 2007 to provide an additional means to attract, motivate, retain and reward selected directors, officers, managers, employees and other eligible persons. As of June 18, 2010, options to purchase 1,200,000 of our ordinary shares remained outstanding, 662,782 restricted shares remained unvested, and 5,080,618 ordinary shares remained reserved for issuance under this plan.

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
Our Principal Facilities
Our corporate headquarters are located in approximately 4,100 square meters of office space in the CECT Building in Beijing for which we have entered into a lease which will expire in December 2010. Our handset manufacturing facility is located on a leased property of approximately 3,700 square meters in Huizhou. We believe that our existing facilities are adequate and suitable to meet our present needs and that additional space can be obtained on commercially reasonable terms to meet our future requirements.
As of June 18, 2010, we operated six VEVA retail stores in Beijing, China. These retail stores are located in approximately 390 square meters of shopping space with lease terms ranging from one to two years.
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
On May 7, 2003, MIIT promulgated the Administration Measures of the Supervision after Licensing on Telecommunications Equipment, regulating the rules of supervision on the quality control systems, quality of the telecommunications equipment and using condition of the access symbol.
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
No unresolved comments.
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
Overview
We are a domestic manufacturer of mobile handsets in China. We manufacture and sell mobile handsets based primarily on GSM global cellular technologies. We develop, produce and market a wide range of mobile handsets, with increasing focus on differentiated products that generally have higher profit margins. We sell our products primarily to our national distributors, provincial distributors and TV direct sales distributors, which resell our products to end customers in mainland China either directly or through their own distribution networks principally composed of local distributors and retail outlets. In addition, we also retail our VEVA-branded handsets directly to end customers through the website, www.vevago.com and through six VEVA retail stores located in Beijing, China as of June 18, 2010.
We sold approximately 3.82 million, 2.71 million and 2.12 million mobile handsets in 2007, 2008 and 2009, respectively. Our revenues decreased by 31.4% from RMB3,141.1 million in 2007 to RMB2,153.9 million in 2008, and decreased by 24.2% to RMB1,632.9 million ($239.2 million) in 2009. Our earnings before extraordinary items decreased by RMB158.2 million from RMB597.9 million in 2007 to RMB439.7 million in 2008 and we recorded a loss before extraordinary items of RMB250.0 million ($36.6 million) in 2009. Our net income attributable to ordinary shareholders decreased by RMB169.7 million from RMB593.5 million in 2007 to RMB423.8 million in 2008, and our net loss attributable to ordinary shareholders was RMB250.4 million ($36.7 million) in 2009.
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
Financial Impact of Our Corporate History
The following sets forth our corporate transactions that have had a significant impact on our statement of operations for the years ended December 31, 2005, 2006, 2007, 2008 and 2009:
•	In 2005, we acquired an additional 25.0% equity interest in CECT for aggregate consideration of RMB75.0 million, including, among other components, the transfer of a 90.0% equity interest in Beijing Jinxin Hengtong Technology Company Limited, or BJHTCL, and a 3.9% equity interest in China Electronics Financial Co., Ltd., both of which were originally held through CECT. This transaction resulted in an extraordinary gain of RMB48.2 million on the acquisition of additional equity interest in CECT and a gain of RMB10.3 million on the disposal of BJHTCL.

•	In July 2006, we made an additional capital contribution of $18.8 million (equivalent to RMB149.6 million) into CECT. As the minority CECT shareholder did not make a corresponding additional capital contribution, our ownership interest in CECT increased by 3.4% to 93.4%. The transaction resulted in an extraordinary gain of RMB17.8 million.

•	In June 2007, we made another capital contribution of $50 million (equivalent to RMB380.4 million) into CECT. As the minority CECT shareholder did not make a corresponding additional capital contribution, our ownership interest in CECT increased by 3.14% to 96.6%. The transaction resulted in an extraordinary gain of RMB28.7 million.

•	In May 2008, we issued the $70,000,000 Notes in exchange for a combination of 6,966,666 of our ordinary shares that were owned by the Investors of the Notes, valued at approximately $48,349,000, and cash of $21,651,000. For the year ended December 31, 2008, the Notes resulted in interest expense of RMB92.9 million, gain on revaluation of the derivative instruments embedded in the Notes of RMB144.9 million and an exchange loss of RMB11.5 million that arose from the revaluation of the Notes. For the year ended December 31, 2009, the Notes resulted in interest expense of RMB276.1 million ($40.5 million), loss on revaluation of the derivative instruments embedded in the Notes of RMB87.9 million ($12.9 million), loss on revaluation of the Warrants of RMB7.2 million ($1.1 million) and an exchange gain of RMB0.4 million ($0.1 million) that arose from the revaluation of the Notes.

•	In August 2008, the holders of the Notes exercised the option to convert $8,251,000 of the principal amount of the Notes and accrued interest thereon of $46,000 into 1,511,397 of our ordinary shares at a conversion price of $5.49 per share, resulting in a loss on extinguishment of the convertible debts of RMB10.6 million ($1.6 million).

•	In November and December 2009, the holders of the Notes exercised the option to require us to redeem $30,706,000 of the principal amount of the Notes and to convert $16,073,000 of the principal amount of the Notes and accrued interest thereon of $590,000 into 4,114,286 of our ordinary shares at a conversion price of $4.05 per share, resulting in a gain on extinguishment of the convertible debts of RMB159.3 million ($23.3 million).
In addition, on November 30, 2006, Xing obtained 100% ownership of our company when it completed its acquisition of the remaining 20% equity interest in our company from Galbo Enterprise Limited. As more fully described in note 2(a) to our audited consolidated financial statements included elsewhere in this annual report, this acquisition by Xing established a new basis of accounting that resulted from the “push-down” of Xing’s basis to our underlying assets and liabilities, effective November 30, 2006.
Our business grew and evolved rapidly from 2003 to 2007. However, we experienced a decrease in our revenue, operating income and net income during the years ended December 31, 2008 and 2009. We may continue to experience decreases in our revenue, operating income and net income and may not be able to achieve a similar growth rate in future periods as we did from 2003 to 2007 and our historical operating results therefore may not provide a meaningful basis for evaluating our business, financial performance and prospects. Moreover, our business model, technology and ability to achieve satisfactory manufacturing results at higher volumes are unproven. Therefore, you should not rely on our past results or our historical rate of growth as an indication of our future performance.
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

	Year ended December 31,
	2007		2008		2009
		Percentage		Percentage			Percentage
(Amounts in thousands, except percentages)	Amount	of revenue	Amount	of revenue	Amount		of revenue
	(RMB)		(RMB)		(RMB)	($)

Revenues:
Handsets and accessories	3,113,756	99.1%	2,140,346	99.4%	1,624,270	237,957	99.5%
Services and others	27,338	0.9%	13,527	0.6%	8,642	1,266	0.5%

Total	3,141,094	100.0%	2,153,873	100.0%	1,632,912	239,223	100.0%

We sold approximately 3.82 million, 2.71 million and 2.12 million handsets in 2007, 2008 and 2009, respectively. The average selling price of our handsets was RMB816 in 2007, RMB788 in 2008 and RMB735 ($108) in 2009. The decrease in average selling price in 2008 was primarily due to the sale of a large volume of ultra-low cost phones, such as the C3100, in the first half of 2008, as well as promotional sales in the fourth quarter of 2008 across the CECT-branded products in response to the economic downturn in China. The decrease in average selling price in 2009 was mainly due to aggressive pricing policy to deal with the increasing competition in the PRC mobile handset market.
Our services mainly include value-added services provided to our end customers, such as ringtone downloading and handset processing services. Our revenue from value-added services was RMB8.1 million, RMB4.2 million and RMB2.2 million ($0.3 million), respectively, in 2007, 2008 and 2009. We provided handset processing services to certain handset producers. Under this arrangement, we receive raw materials and components from third parties and process them into handsets or into handset PCB. Our revenue from handset processing services was RMB19.2 million, RMB9.3 million and RMB6.4 million ($1.0 million), respectively, in 2007, 2008 and 2009.

Cost of Goods Sold and Operating Expenses
The following table sets forth our cost of goods sold and operating expenses and these amounts as percentages of our revenue for the periods indicated.

	Year ended December 31,
	2007		2008		2009
		Percentage		Percentage			Percentage
(Amounts in thousands, except percentages)	Amount	of revenue	Amount	of revenue	Amount		of revenue
	(RMB)		(RMB)		(RMB)	($)

Cost of goods sold	2,255,844	71.8%	1,287,096	59.8%	1,381,595	202,405	84.6%

Operating expenses:
Selling and distribution	36,322	1.2%	146,551	6.8%	109,598	16,056	6.7%
General and administrative	69,032	2.2%	44,231	2.1%	73,619	10,785	4.5%
Research and development	18,599	0.6%	29,242	1.4%	36,404	5,333	2.2%
Amortization of other intangible assets	32,280	1.0%	11,727	0.5%	4,733	693	0.3%
Impairment of assets held for sale	—	—	—	—	5,957	873	0.4%
Impairment of other intangible assets	—	—	26,235	1.2%	13,600	1,992	0.8%

Total operating expenses	156,233	5.0%	257,986	12.0%	243,911	35,732	14.9%

Cost of goods sold
We commenced the manufacturing of our products in our Huizhou facility in September 2004. In addition, we also outsource the production of our products to EMS providers. The following table sets forth the unit sales volume and revenue contribution of the products produced by us and outsourced from EMS providers, respectively, for the periods indicated.

	Year ended December 31,
	2007		2008		2009
	Sales		Sales		Sales
(Amounts in thousands, except units)	volume	Revenue	volume	Revenue	volume	Revenue
	(Unit)	(RMB)	(Unit)	(RMB)	(Unit)	(RMB)

Manufactured in Huizhou facility	549,547	416,707	714,199	389,348	207,248	69,514
Outsourced from EMS providers	3,266,751	2,697,037	1,999,756	1,748,879	1,916,222	1,490,577

Total	3,816,298	3,113,744	2,713,955	2,138,227	2,123,470	1,560,091

The largest items contributing to our cost of goods sold are the cost of raw materials and components used for the manufacturing of our products, including those produced at our Huizhou facility and through outsourcing arrangements with EMS providers. Other items contributing to our cost of goods sold are direct labor, which includes salaries and benefits for personnel directly involved in manufacturing activities, production expenses, which consist of salaries and benefits for indirect labor, depreciation charges, utilities and rental expenses, product design fees paid to third-party designers, shipping costs for products sold, processing fees for handsets outsourced from EMS providers, mold amortization expenses, and after-sales service-related expenses, including related labor costs and materials expenses.
Our cost of goods sold per unit was RMB591, RMB474 and RMB651 ($95), in 2007, 2008 and 2009, respectively. The decrease in cost of goods sold per unit in 2008 was mainly due to the sale of a large volume of ultra-low cost phones, such as the C3100, in the first half of 2008. The increase in cost of goods sold per unit in 2009 was mainly due to the increase in the sales volume of the higher-end VEVA series products, which use more expensive materials.
Operating expenses
Selling and distribution expenses
Our selling and distribution expenses primarily consist of share-based compensation, salaries, benefits and other staff-related expenses for our sales and marketing personnel, office expenses related to sales and marketing activities and advertising and other promotional expenses. Our selling and distribution expenses decreased by RMB37.0 million from RMB146.6 million in 2008 to RMB109.6 million ($16.1 million) in 2009, primarily due to lower airtime costs incurred as a result of the reduced use of TV direct sales as a channel to distribute our products in 2009.

General and administrative expenses
Our general and administrative expenses primarily consisted of share-based compensation, salaries, benefits and other expenses for our administrative personnel, expenses relating to legal, accounting and other professional services, travel and entertainment, depreciation and amortization charges and bad debt provisions.
Our general and administrative expenses in 2009 were RMB73.6 million ($10.8 million), compared to RMB44.2 million in 2008. The increase was primarily due to higher share-based compensation expenses recognized in 2009, which increased from RMB12.2 million in 2008 to RMB31.0 million ($4.5 million) in 2009. The higher share-based compensation expenses in 2009 were primarily due to the grant of restricted shares to a director and various employees in December 2009. In addition, bad debt provision also increased from RMB0.7 million in 2008 to RMB12.4 million in 2009 ($1.8 million).
Research and development expenses
Our research and development expenses primarily consist of share-based compensation, salaries, benefits and other staff-related expenses for our research and development personnel, office expenses and related cost of materials and product testing expenses.
Our research and development expenses increased by RMB7.2 million from RMB29.2 million in 2008 to RMB 36.4 million ($5.3 million) in 2009. The increase was primarily due to an increase in material and software costs, and the write-off of RMB3.2 million ($0.5 million) of costs relating to discontinued development projects in 2009.
Amortization of other intangible assets
Amortization of other intangible assets was RMB32.3 million in 2007, RMB11.7 million in 2008 and RMB4.7 million ($0.7 million) in 2009. Amortization expense decreased in 2008 and 2009 as certain intangible assets had become been fully amortized during 2007, 2008 and 2009.
Impairment of assets held for sale
In November 2009, we entered into an agreement for the sale of a property and the associated land use rights to a third party for a total consideration of RMB163,000 ($23,880). Such transaction was subsequently completed in the second quarter of 2010. As of December 31, 2009, the land and property have been reclassified from non-current assets to current assets as assets held for sale. In addition, an impairment charge of RMB5,957 ($873) was made in 2009 to write down the value of the assets to their fair value which was estimated based on the expected sales proceeds less costs to sell.
Impairment of other intangible assets
As a result of our strategic shift to focus more on our high-end VEVA-branded mobile handsets, we made an impairment charge of RMB26.2 million on our “CECT” brand in the year ended December 31, 2008 and a charge of RMB13.6 million ($2.0 million) in the year ended December 31, 2009. We did not record any impairment charge on other intangible assets during the year ended December 31, 2007.
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
In 2009, the amount of share-based compensation expense relating to the options granted to our director and employees in March 19, 2007 were $1.8 million (equivalent to RMB12.1 million), of which 1.2% was charged to selling and distribution expenses, 84.7% to general and administrative expenses and 14.1% to research and development expenses. The share-based compensation relating to the option granted to our consultant, as determined using the Black-Scholes option pricing model, amounted to $1.7 million (equivalent to RMB12.9 million) on March 19, 2007, the option grant date and the date of completion of the relevant consultancy work as agreed to by our management, and was debited to our ordinary share capital as share issuance cost upon the completion of our initial public offering in May 2007.
In December 2009, we granted 1,955,057 restricted shares to a director and various employees and concurrently cancelled 1,744,800 of employee share options that were outstanding under our equity incentive plan. Among the 1,955,057 restricted shares that were granted, 960,884 shares vested immediately while the balance of 994,173 shares vest on various dates ending April 1, 2012. The grant of restricted shares and cancellation of outstanding share options resulted in a modification charge of approximately $6.4 million, which is being recognized over the vesting periods of the restricted shares. The modification charge recognized in 2009 amounted to $3.3 million (RMB22.9 million), of which 0.7% was charged to selling and distribution expenses, 90.9% to general and administrative expenses and 8.4% to research and development expenses. As of December 31, 2009, the total unrecognized stock compensation expense amounted to $7.5 million which is expected to be recognized over a remaining weighted average vesting period of 2.25 years.

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
PRC enterprise income tax
Our primary PRC operating subsidiary, CECT, was subject to the PRC Enterprise Income Tax Law Concerning Foreign-Invested Enterprises and Foreign Enterprises. CECT, as a foreign-invested enterprise, was generally subject to enterprise income tax at a statutory rate of 33% (30% national income tax plus 3% local income tax) through 2007 under this law and its related regulations, and 25% effective January 1, 2008 under the new tax law described below. CECT was entitled to preferential enterprise income tax rate at 15% in 2007 as a “high-tech enterprise” formed in the Zhongguancun Science Park high technology zone in Beijing. CECT ceased to be qualified as a “high-tech enterprise” from January 1, 2008 and has been subject to enterprise income tax at a rate of 25% from January 1, 2008.
On March 16, 2007, the National People’s Congress of the PRC passed the PRC Enterprise Income Tax Law, which law took effect on January 1, 2008. In accordance with the new law, a unified enterprise income tax rate of 25% and unified tax deduction standards are applied equally to both domestic-invested enterprises and foreign-invested enterprises such as CECT. In addition, under the prior laws and regulations, dividend payments to foreign investors made by foreign-invested enterprises in the PRC, such as CECT, were exempted from PRC withholding tax. Under the new PRC Enterprise Income Tax Law and the relevant implementing rules, however, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to a foreign corporate investor who is a non-resident enterprise are subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The British Virgin Islands, where we are incorporated, does not have such a tax treaty with the PRC. If we are considered a non-resident enterprise, the 10% withholding tax on dividend income received from CECT would reduce our net income and have an adverse effect on our operating results.
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

	Year ended December 31,
(Amounts in thousands)	2007	2008	2009
	(RMB)	(RMB)	(RMB)	($)

Balance at beginning of year	—	—	—	—
Provision — reported as a reduction of revenue	2,943	91	118	17
Utilization	(2,943	(91)	(118)	(17)

Balance at end of year	—	—	—	—

As of December 31, 2007, 2008 and 2009, there were no significant planned price reductions for products sold that were still covered under price guarantees and, accordingly, we had not made any provision for such obligations.
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

	Year ended December 31,
(Amounts in thousands)	2007	2008	2009
	(RMB)	(RMB)	(RMB)	($)

Balance at beginning of year	6,809	8,097	5,029	737
Provision	14,960	7,485	2,830	415
Utilization	(13,672	(10,553)	(5,936)	(870)

Balance at end of year	8,097	5,029	1,923	282

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
Collectibility of accounts receivable
The allowance for doubtful accounts is based on our management’s best estimate of the amount of probable credit losses in our existing accounts receivable. An analysis of the allowance for doubtful accounts for the years ended December 31, 2007, 2008 and 2009 is as follows:

	Year ended December 31,
(Amounts in thousands)	2007	2008	2009
	(RMB)	(RMB)	(RMB)	($)

Balance at beginning of year	2,045	5,429	6,043	885
Bad debt expense	3,384	1,277	12,938	1,896
Bad debt recovery	—	(595)	(540)	(79)
Bad debt write-off	—	(68)	—	—

Balance at end of year	5,429	6,043	18,441	2,702

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
For the years ended December 31, 2007, 2008 and 2009, inventory write-downs, which were charged to cost of goods sold amounted to approximately RMB11.1 million, RMB6.6 million and RMB18.0 million ($2.6 million), respectively.
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
We performed step one of the annual goodwill impairment test for the years ended December 31, 2007, 2008 and 2009, and determined that the fair value of CECT exceeded its net book value as at the respective year end dates. Therefore, step two was not required and no goodwill impairment charges have been recognized.
“CECT” brand name
We commenced using the “CECT” brand name since our acquisition of the 65% equity interest in CECT on February 8, 2003. The brand is considered to be of value as it enables our products to be better recognized in the market. We had determined that this brand does not have a definitive useful life as there were no legal, regulatory, contractual, competitive, economic or other factors that would limit its useful life. In April 2009, we obtained the trademark registration certificate from the China Trademark Office for one trademark relating to our brand name “CECT”. We are currently in the process of applying for the registration of three other trademarks relating to our brand name “CECT” with the China Trademark Office. The registration of these three trademarks was previously applied for by a third party who was not involved in the mobile handset manufacturing industry. We purchased the trademark application rights relating to these three trademarks from the third party through a related party in 2007 but were informed by the China Trademark Office that a third party raised objections related to our applications for the registration of these three trademarks. As a result of the objections, we may not be able to obtain the trademark registration certificates for these three trademarks from the China Trademark Office. Despite the fact that we did not have legal title to or a license to use this brand name before April 2009, our PRC legal counsel, King & Wood, has advised us that we had sufficient rights under PRC law to use this brand since our acquisition of the 65% interest in CECT on February 8, 2003. This intangible asset is not amortized but rather tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such impairment test consists of a comparison of the fair value of the brand with its carrying amount, and an impairment loss is recognized when the carrying amount of the brand exceeds its fair value. The fair value of the “CECT” brand name is estimated using the Relief-from-Royalty Method, a discounted cash flow approach which brings into play, in the case of CECT, a single set of estimated cash flows and a discount rate commensurate with the risk. The cash flow contribution from the brand comes from savings in royalty that CECT would have to pay to a third party for the use of its brand name if CECT had not had the right to use it but nevertheless had wanted its products to have a recognized brand. The cash flow contribution of the “CECT” brand name is linked to the cash inflow from the sales revenue of CECT. As there is a lack of publicly available information about comparable licensing transactions in the PRC suitable for our purpose, the royalty savings as a percentage of sales revenue is estimated by comparing the operational profit margin as a percentage of sales revenue of CECT with its superior “CECT” brand name with those of comparable companies in China which operate on an OEM sub-contractor basis or with an inferior brand. Also, marketing expense is required to maintain the brand name for CECT. An average of marketing expense as a percentage of sales revenue is taken from the statements of operations of CECT in the medium term forecast. This percentage is then used to estimate cash outflow relating to marketing expense in the cash flow forecast under the Relief-from-Royalty Method.
For the year ended December 31, 2007, we did not record any impairment charge on our CECT brand. Due to our strategic shift to focus more on our high-end VEVA-branded mobile handsets, we recorded an impairment charge of RMB26.2 million on our CECT brand in 2008 and a charge of RMB13.6 million ($2.0 million) in 2009.
Impairment of long-lived assets
We review long-lived assets with determinable useful lives, principally consisting of property, machinery and equipment, land use rights and intangible assets, which include customer relationships, completed technology, core technology, backlog and licenses, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of an asset is measured by a comparison of the carrying value of the asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment is measured by the amount by which the carrying value exceeds the fair value of the asset. Fair value is determined by discounting future forecasted cash flows or utilizing an observable market value if readily available.
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

For the years ended December 31, 2007 and 2008, we did not record any impairment charges on our long-lived assets. In November 2009, we entered into an agreement for the sale of a property and the associated land use rights to a third party for a total consideration of RMB163.0 million ($23.9 million). The sale transaction was subsequently completed in the second quarter of 2010. As of December 31, 2009, the land and property have been reclassified from non-current assets to current assets as assets held for sale. In addition, an impairment charge of RMB6.0 million ($0.9 million) was made in 2009 to write down the value of the assets to their fair value which was estimated based on the expected sales proceeds less costs to sell.
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
In the years ended December 31, 2007, 2008 and 2009, we have not made any changes to the estimated useful lives or salvage values for our long-lived assets.
Valuation of the Embedded Derivatives
The derivative instruments embedded in the $70.0 million Notes that we issued in May 2008 includes the right to convert the Notes into our ordinary shares by the note holders, an early redemption put option, a put option conditional upon certain events of default and a put option conditional upon a change of control. We have determined that these embedded derivatives are required to be bifurcated from the associated host instrument and accounted for separately as a derivative instrument liability. The embedded derivatives are revalued at the end of each reporting period, with changes in the fair value of the derivative liability recorded as charges or credits to income in the period in which the changes occur.
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
Recent Accounting Pronouncements
In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2009-17 (“ASU 2009-17”), which amends guidance regarding consolidation of variable interest entities to address the elimination of the concept of a qualifying special purpose entity. It replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of the variable interest entity, and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, it requires any enterprise that holds a variable interest in a variable interest entity to provide enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity. It is effective for interim and annual reporting periods beginning after November 30, 2009. The adoption is not expected to have a material impact on our consolidated financial statements.
In October 2009, the FASB issued ASU No. 2009-13 (“ASU 2009-13”), regarding revenue arrangements with multiple deliverables. These updates addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. These updates are effective for fiscal years beginning after June 15, 2010 and to be applied retrospectively or prospectively for new or materially modified arrangements. In addition, early adoption is permitted. The adoption is not expected to have a material impact on our consolidated financial statements.
In October 2009, the FASB issued ASU No. 2009-14 (“ASU 2009-14”), to exclude all tangible products containing both software and non-software components that function together to deliver the product’s essential functionality. The effective date for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and is to be applied on a prospective basis. Early application is permitted as of the beginning of an entity’s fiscal year. The adoption is not expected to have a material impact on our consolidated financial statements.
In January 2010, the FASB issued ASU No. 2010-06 (“ASU 2010-06”), which requires a number of additional disclosures regarding (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption is not expected to have a material impact on our consolidated financial statements.

A. Operating Results
The following table sets forth our summary consolidated statements of operations for the periods indicated:

Consolidated statements of operations data	Year ended December 31,
(Amounts in thousands)	2007	2008	2009
	(RMB)	(RMB)	(RMB)	($)

Revenues	3,141,094	2,153,873	1,632,912	239,223
Cost of goods sold	(2,255,844)	(1,287,096)	(1,381,595)	(202,405)

Gross profit	885,250	866,777	251,317	36,818
Operating expenses:
Selling and distribution	(36,322)	(146,551)	(109,598)	(16,056)
General and administrative	(69,032)	(44,231)	(73,619)	(10,785)
Research and development	(18,599)	(29,242)	(36,404)	(5,333)
Amortization of other intangible assets	(32,280)	(11,727)	(4,733)	(693)
Impairment of assets held for sale	—	—	(5,957)	(873)
Impairment of other intangible assets	—	(26,235)	(13,600)	(1,992)

Operating income	729,017	608,791	7,406	1,086
Interest income	16,373	24,405	18,850	2,762
Interest expense	(47,034)	(165,506)	(326,512)	(47,834)
Foreign currency exchange gain (loss), net	12,022	(5,142)	352	52
Gain (loss) on remeasurement of embedded derivatives	—	144,939	(87,935)	(12,883)
Loss on remeasurement of warrant liability	—	—	(7,219)	(1,058)
(Loss) gain on extinguishment of convertible debts	—	(10,634)	159,326	23,341
Impairment of investment at cost	—	—	(2,803)	(411)
Gain on disposal of subsidiaries	—	2,269	—	—
Other income (loss), net	873	(3,700)	178	26

Income (loss) before income tax expense and extraordinary items	711,251	595,422	(238,357)	(34,919)
Income tax expense	(113,377)	(155,717)	(11,632)	(1,704)

Income (loss) before extraordinary items	597,874	439,705	(249,989)	(36,623)
Extraordinary items:
Gains on acquisitions of additional equity interests in CECT, net of nil tax	28,689	—	—	—

Net income (loss)	626,563	439,705	(249,989)	(36,623)
Net income attributable to noncontrolling interests	(33,074)	(15,901)	(380)	(56)

Net income (loss) attributable to holders of ordinary shares	593,489	423,804	(250,369)	(36,679)

Period-to-Period Comparisons of Historical Financial Data
Revenue
2009 compared to 2008
Our revenue decreased by 24.2% from RMB2,153.9 million in 2008 to RMB1,632.9 million ($239.2 million) in 2009. The decrease was primarily due to a decline in our handsets and accessories revenue, which accounted for 99.4% and 99.5% of our total revenues in 2008 and 2009, respectively.
Our revenue from the sale of handsets and accessories decreased by 24.1% from RMB2,140.3 million in 2008 to RMB1,624.3 million ($238.0 million) in 2009, primarily due to lower handset shipment and a decrease in the average selling price of handsets sold in 2009. Our handset shipment decreased by 21.8% from 2,714,000 units in 2008 to 2,123,000 units in 2009. The decrease in our handset shipments in 2009 was primarily due to fewer new models launched and a slow-down in shipments amid intense competition in the PRC handset market. The average selling price of our handsets decreased from RMB788 per unit in 2008 to RMB735 ($108) per unit in 2009, primarily due to the launch of certain lower-priced VEVA-series products to target the lower-end market and more aggressive pricing policy to drive sales in an increasingly competitive and uncertain economic environment. The average selling price of our handsets was also affected by a decline in the use of the TV infomercial arrangement under which handsets were sold to infomercial companies at a higher price, but in return, we had to bear the airtime and logistic costs.
2008 compared to 2007
Our revenue decreased by 31.4% from RMB3,141.1 million in 2007 to RMB2,153.9 million in 2008. The decrease was primarily due to a decline in our handsets and accessories revenue, which accounted for 99.1% and 99.4% of our total revenues in 2007 and 2008, respectively.

Our revenue from the sale of handsets and accessories decreased by 31.3% from RMB3,113.8 million in 2007 to RMB2,140.3 million in 2008, primarily due to lower handset shipment and a decrease in the average selling price of products sold in 2008. Our handset shipment decreased by 28.9% from 3,816,000 units in 2007 to 2,714,000 units in 2008. Our handset shipment in 2008 was negatively impacted by the earthquake that took place in Sichuan Province, China in May 2008 and the economic downturn in China in 2008. In addition, handset shipment in 2008 also decreased due to our strategic shift to focus on the higher-margin but lower-volume VEVA-branded handsets. VEVA shipments accounted for approximately 29.2% of the total shipment in 2008, compared with zero in 2007. The average selling price of our handsets decreased from RMB816 per unit in 2007 to RMB788 per unit in 2008, primarily due to the sale of a high volume of ultra-low cost phones, such as the C3100, in the first half of 2008, as well as promotional sales in the fourth quarter of 2008 across our CECT-branded products in response to the economic downturn in China.
Our revenue from the provision of various services and other revenue decreased by 50.5% from RMB27.3 million in 2007 to RMB13.5 million in 2008, primarily due to a decline in the volume of handset processing services provided to external customers.
Cost of goods sold
2009 compared to 2008
Our cost of goods sold increased by 7.3% from RMB1,287.1 million in 2008 to RMB1,381.6 million ($202.4 million) in 2009, primarily driven by the increased portion of VEVA products in our total sales volume, which resulted in, among others, a RMB 67.8 million increase in raw materials and components cost. In addition, inventory write-downs also increased from RMB6.6 million in 2008 to RMB18.0 million ($2.6 million) in 2009. The cost of goods sold as a percentage of revenue increased from 59.8% in 2008 to 84.6% in 2009, primarily due to more aggressive pricing policy we have adopted for the sale of our products in 2009 in order to deal with the increasing competition in the PRC mobile handset market.
2008 compared to 2007
Our cost of goods sold decreased by 42.9% from RMB2,255.8 million in 2007 to RMB1,287.1 million in 2008, primarily driven by the decreased sales volume of our handset products and increased percentage in our total sales of ultra-low cost phones, which resulted in, among others, a RMB885.4 million decrease in raw materials and components cost. Our product design fees paid to third parties also decreased by 75.7% from RMB74.4 million in 2007 to RMB18.1 million in 2008, as a greater proportion of product development was done in-house in 2008. The cost of goods sold as a percentage of revenue decreased from 71.8% in 2007 to 59.8% in 2008, primarily reflecting our strategic shift to focus on the higher-margin VEVA-branded handsets in 2008.
Gross profit and gross margin
2009 compared to 2008
Our gross profit decreased by 71.0% from RMB866.8 million in 2008 to RMB251.3 million ($36.8 million) in 2009, primarily due to the decreased revenue from our mobile handset products. Our gross margin decreased from 40.2% in 2008 to 15.4% in 2009, primarily due to fewer new models launched and more aggressive pricing policy amid increasing competition in the PRC handset market. Our gross margin was also affected by a decline in the use of the TV infomercial arrangement under which handsets were sold to infomercial companies at a higher price, but in return, we had to bear the airtime and logistic costs.
2008 compared to 2007
Our gross profit decreased by 2.1% from RMB885.3 million in 2007 to RMB866.8 million in 2008, primarily due to the decreased revenue from our mobile handset products. Our gross margin increased from 28.2% in 2007 to 40.2% in 2008, primarily due to contributions of the VEVA-branded handset models and a higher percentage of revenue we generated from TV direct sales. Under the TV direct sales arrangement, we were able to sell our handsets to infomercial companies at a higher price, but in return, we had to bear the airtime and logistics costs.
Operating expenses
2009 compared to 2008
Our operating expenses decreased by RMB14.1 million from RMB258.0 million in 2008 to RMB243.9 million ($35.7 million) in 2009, primarily due to the decreases in selling and distribution expenses, amortization of intangible assets and impairment of other intangible assets in 2009, partially offset by an impairment charge we made on certain assets held for sales and an increase in general and administrative expenses, and research and development expenses.
2008 compared to 2007
Our operating expenses increased by RMB101.8 million from RMB156.2 million in 2007 to RMB258.0 million in 2008, primarily due to an impairment charge we made on other intangible assets and the increases in selling and distribution expenses and research and development expenses in 2008, partially offset by a decrease in general and administrative expenses and amortization of other intangible assets.

Selling and distribution expenses
2009 compared to 2008
Our selling and distribution expenses decreased by 25.2% from RMB146.6 million in 2008 to RMB109.6 million ($16.1 million) in 2009. The decrease in selling and distribution expenses was primarily due to the decrease in airtime costs from RMB128.2 million in 2008 to RMB80.0 million ($11.7 million) in 2009 as a result of the reduced use of TV direct sales as a channel to distribute our products.
Our selling and distribution expenses as a percentage of our total revenue decreased from 6.8% in 2008 to 6.7% in 2009.
2008 compared to 2007
Our selling and distribution expenses increased by 303.5% from RMB36.3 million in 2007 to RMB146.6 million in 2008. The increase in selling and distribution expenses was primarily due to the higher airtime costs we incurred on the increased TV direct sales from RMB19.8 million in 2007 to RMB128.2 million in 2008.
Our selling and distribution expenses as a percentage of our total revenue increased from 1.2% in 2007 to 6.8% in 2008.
General and administrative expenses
2009 compared to 2008
Our general and administrative expenses increased by 66.4% from RMB44.2 million in 2008 to RMB73.6 million ($10.8 million) in 2009. The increase was primarily due to higher share-based compensation expenses, which increased from RMB12.2 million in 2008 to RMB31.0 million ($4.5 million) in 2009. The increase in share-based compensation expenses in 2009 was mainly due to the grant of restricted shares to a director and various employees in December 2009. In addition, bad debt expense also increased from RMB0.7 million in 2008 to RMB12.4 million in 2009 ($1.8 million).
As for the percentage of total revenue, our general and administrative expenses increased from 2.1% in 2008 to 4.5% in 2009.
2008 compared to 2007
Our general and administrative expenses decreased by 35.9% from RMB69.0 million in 2007 to RMB44.2 million in 2008. The decrease was primarily due to the lower share-based compensation expenses we recognized in 2008, which decreased from RMB36.3 million in 2007 to RMB12.2 million in 2008.
As for the percentage of total revenue, our general and administrative expenses decreased from 2.2% in 2007 to 2.1% in 2008.
Research and development expenses
2009 compared to 2008
Our research and development expenses increased by 24.7% from RMB29.2 million in 2008 to RMB 36.4 million ($5.3 million) in 2009. The increase was mainly driven by an increase in material and software costs, and the write-off of RMB3.2 million ($0.5 million) of costs relating to discontinued development projects in 2009.
Our research and development expense as a percentage of total revenue was 1.4% in 2008 and 2.2% in 2009.
2008 compared to 2007
Our research and development expenses increased by 57.2% from RMB18.6 million in 2007 to RMB29.2 million in 2008. The increase was mainly driven by an increase in the number of engineering personnel, which resulted in an increase in salary expenses and office expenses.
Our research and development expenses as a percentage of total revenue was 0.6% in 2007 and 1.4% in 2008.
Amortization of other intangible assets
Amortization of other intangible assets decreased by 63.7% from RMB32.3 million in 2007 to RMB11.7 million in 2008 and decreased by 59.8% to RMB4.7 million ($0.7 million) in 2009 mainly because certain intangible assets had been fully amortized during 2007, 2008 and 2009.
Impairment of assets held for sale
We entered into an agreement for the sale of a property and the associated land use rights to a third party for a total consideration of RMB163.0 million ($23.9 million) in November 2009. The sale was subsequently completed in the second quarter of 2010. As of December 31, 2009, the land and property have been reclassified from non-current assets to current assets as assets held for sale. In addition, we made an impairment charge of RMB6.0 million ($0.9 million) during the year ended December 31, 2009 to write down the value of the assets to their fair value which was estimated based on the expected sales proceeds less costs to sell.

Impairment of other intangible assets
As a result of our strategic shift to focus more on our high-end VEVA-branded mobile handsets, we made an impairment charge of RMB26.2 million on our “CECT” brand in the year ended December 31, 2008 and a charge of RMB13.6 million ($2.0 million) in the year ended December 31, 2009. We did not record any impairment charge on other intangible assets during the year ended December 31, 2007.
Operating income
As a result of the foregoing, our operating income decreased by 98.8% from RMB608.8 million in 2008 to RMB7.4 million ($1.1 million) in 2009 and decreased by 16.5% from RMB729.0 million in 2007 to RMB608.8 million in 2008. Our operating margin was 23.2%, 28.3% and 0.5%, respectively, in 2007, 2008 and 2009.
Interest income, interest expenses, foreign currency exchange gain, net, and other income, net
2009 compared to 2008
Our interest income decreased by 22.5% from RMB24.4 million in 2008 to RMB18.9 million ($2.8 million) in 2009, primarily due to the decrease in interest rates in 2009. Our interest expenses increased by 97.3% from RMB165.5 million in 2008 to RMB326.5 million ($47.8 million) in 2009, primarily due to an increase in interest expense relating to the $70,000,000 Notes we issued in May 2008. Interest expense relating to the Notes amounted to RMB276.1 million ($40.4 million) in 2009 compared to RMB92.9 million in 2008. We recognized a foreign currency loss of RMB5.1 million in 2008 and a foreign currency gain of RMB0.4 million ($0.1 million) in 2009. The foreign currency gain in 2008 primarily resulted from the translation of our Renminbi-denominated Notes into U.S. dollars, our functional currency, reflecting the appreciation in the value of the Renminbi against the U.S. dollar. The foreign currency gain in 2009 primarily resulted from the translation of our Renminbi-denominated Notes into U.S. dollars, reflecting the depreciation in the value of the Renminbi against the U.S. dollar.
2008 compared to 2007
Our interest income increased by 49.1% from RMB16.4 million in 2007 to RMB24.4 million in 2008, primarily due to the increase in our bank deposits. Our interest expenses increased by 251.9% from RMB47.0 million in 2007 to RMB165.5 million in 2008, primarily due to an increase in the average balance of our short-term bank borrowings and interest expense relating to the $70,000,000 Notes we issued in May 2008. Interest expense relating to the Notes amounted to RMB92.9 million in 2008. We recognized a foreign currency exchange gain of RMB12.0 million in 2007 and a foreign currency loss of RMB5.1 million in 2008. The foreign currency gain in 2007 primary resulted from the translation of our foreign currency denominated borrowings into Renminbi, reflecting the appreciation in the value of the Renminbi against the U.S. dollar. The foreign currency loss in 2008 primarily resulted from the translation of our Renminbi-denominated Notes into U.S. dollars, our functional currency, reflecting the appreciation in the value of the Renminbi against the U.S. dollar.
Gain (loss) on remeasurement of embedded derivatives
For the year ended December 31, 2008, we recognized a non-cash gain of approximately RMB144.9 million on the mark-to-market of the liability-classified derivatives embedded in the Notes we issued in May 2008. The mark-to-market of the embedded derivative resulted in a loss of RMB87.9 million ($12.9 million) in 2009.
Loss on remeasurement of warrant liability
The mark-to-market of the Warrants, which were reclassified from equity to liability effective January 1, 2009 as further explained in note 12 to our audited consolidated financial statements included elsewhere in this annual report, resulted in a non-cash loss of RMB7.3 million ($1.1 million) in 2009.
(Loss) gain on extinguishment of convertible debts
On August 19, 2008, the holders of the Notes exercised the option to convert $8,251,000 of the principal amount of the Notes and $46,000 of accrued interests into 1,511,397 of our ordinary shares at a conversion price of $5.49 per share. The extinguishment of the convertible debts that arose from such conversion resulted in a loss of RMB10.6 million.
In November and December 2009, the holders of the Notes exercised the option to require us to redeem $30,706,000 of the principal amount of the Notes and to convert $16,073,000 of the principal amount of the Notes and $590,000 of accrued interest into 4,114,286 of our ordinary shares at a conversion price of $4.05 per share, resulting in a gain on extinguishment of the convertible debts of RMB159.3 million ($23.3 million).
Impairment of investment at cost
In May 2010, CECT entered into an agreement to dispose of its 10% equity interest held in CEC Mobile Co., Ltd. to a third party for a total consideration of RMB5.0 million ($0.7 million). An impairment charge of RMB2.8 million ($0.4 million) was made during the year ended December 31, 2009 to write down the carrying value of the investment to the value of the expected sales proceeds.
Gain on disposal of subsidiaries
In 2008, we recognized a gain of RMB2.3 million on the disposal of our equity interests in BCYT and HCECT.

Income tax expense
Our income tax expense decreased by RMB144.1 million from RMB155.7 million in 2008 to RMB11.6 million ($1.7 million) in 2009, primarily due to decreases in our taxable income. Our income tax expense increased by RMB42.3 million from RMB113.4 million in 2007 to RMB155.7 million in 2008, primarily due to the increase in the applicable income tax rate. We were subject to a 25% enterprise income tax rate in 2008 and 2009, compared to 15% in both 2007.
Extraordinary items: Gains on acquisitions of additional equity interests in CECT, net of nil tax
In June 2007, we made a capital contribution of $50 million (equivalent to RMB380.4 million) into CECT. The transaction resulted in an extraordinary gain of RMB28.7 million as the minority shareholder, Qiao Xing Group, did not participate in the capital injection.
Net income attributable to noncontrolling interests
Net income attributable to noncontrolling interests relate primarily to the minority shareholder’s share of the results of CECT. Net income attributable to noncontrolling interests was RMB0.4 million ($0.1 million) in 2009 compared to RMB15.9 million in 2008 and RMB33.1 million in 2007. The decrease primarily reflects the decline in the net income of CECT in 2008 and 2009.
Net income attributable to holders of ordinary shares
As a result of the foregoing, the net income attributable to holders of our ordinary shares increased by RMB169.7 million from RMB593.5 million in 2007 to RMB423.8 million in 2008 and the net loss attributable to holders of our ordinary shares amounted to RMB250.4 million ($36.7 million) in 2009. Our net income margin was 18.9% and 19.7%, respectively, in 2007 and 2008, while in 2009, our net loss margin was 15.3%. Our basic earnings (loss) per share was RMB12.28, RMB7.52 and (RMB5.21) ($0.76), respectively, in 2007, 2008 and 2009. Our diluted earnings (loss) per share was RMB12.28, RMB6.99 and (RMB5.21) ($0.76), respectively, in 2007, 2008 and 2009.
Inflation
Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 4.8% in 2007, 5.9% in 2008 and 5.2% in 2009.
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
We estimate our liquidity needs for 2010 will be approximately RMB1.0 billion, which will be primarily related to the repayment of shareholder loans from Xing, repayment of bank borrowings and repayment of the Notes. Our future working capital requirements will depend on many factors, including, among others, the rate of our revenue growth, the timing and extent of expansion of our sales and marketing activities, the timing of introductions of new products and/or enhancements to existing products, and the timing and extent of expansion of our manufacturing capacity.
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
The following table sets forth a summary of our cash flows for the periods indicated:

	Year ended December 31,
(Amounts in thousands)	2007	2008	2009
	(RMB)	(RMB)	(RMB)	($)

Net cash provided by (used in) operating activities	855,524	110,106	602,369	88,248
Net cash provided by (used in) investing activities	23,016	(57,663)	(58,529)	(8,575)
Net cash provided by (used in) financing activities	1,117,327	143,738	(321,981)	(47,170)
Net cash provided by (used in) operating activities
Our net cash provided by operating activities was RMB602.4 million ($88.2 million) in 2009, compared to RMB110.1 million in 2008. This difference was primarily due to the significant collection of accounts receivable and a decrease in prepayments made to our suppliers during 2009. Our total accounts receivable and bills receivable decreased from RMB505.8 million as of December 31, 2008 to RMB114.7 million ($16.8 million) as of December 31, 2009 while our prepayments to suppliers decreased from RMB363.9 million as of December 31, 2008 to RMB181.6 million ($26.6 million) as of December 31, 2009.
Our net cash provided by operating activities was RMB110.1 million in 2008, compared to RMB855.5 million in 2007. This difference was primarily due to the significant decrease in sales, slower collection of accounts receivable and an increase in prepayments made to our suppliers during 2008. Our total accounts receivable and bills receivable increased from RMB418.6 million as of December 31, 2007 to RMB505.8 million as of December 31, 2008 while our prepayments to suppliers increased from RMB156.0 million as of December 31, 2007 to RMB363.9 million as of December 31, 2008.

Net cash provided by (used in) investing activities
Our net cash provided by (used in) investing activities primarily relates to net cash inflows and outflows from the acquisitions and disposals of our equity investments, net outflows for capital expenditures and changes in the level of our restricted cash. In 2007, our net cash provided by investing activities was RMB23.0 million. In 2008 and 2009, our net cash used in investing activities was RMB57.7 million and RMB58.5 million ($8.6 million), respectively. In 2008, we incurred capital expenditures of RMB14.9 million, primarily for the set-up of a manufacturing facility for the production of molds, cast components and other handset parts in Huizhou City, Guangdong Province, China. In 2009, we received a deposit of RMB49.0 million ($7.2 million) for the sale of a property and the associated land use rights. Our restricted cash, which relates primarily to bank deposits pledged as securities for bank borrowings, decreased by RMB24.9 million in 2007, and increased by RMB41.9 million in 2008 and RMB115.4 million ($16.9 million) in 2009.
Net cash provided by (used in) financing activities
Our cash flows from financing activities primarily relate to short-term bank borrowings, related company advances and proceeds from the issuance of the Notes in May 2008. Our net cash provided by financing activities was RMB1,117.3 million and RMB143.7 million in 2007 and 2008, respectively. Our net cash used in financing activities was RMB322.0 million ($47.2 million) in 2009. The significant increase in net cash provided by financing activities in 2007 arose primarily due to the net proceeds received from the initial public offering of our ordinary shares and increases in our short-term bank borrowings, partially offset by the repayment of outstanding advances to Xing. Net cash provided by financing activities in 2008 included the net proceeds received from the issuance of the Notes in May 2008. Our net cash used in financing activities in 2009 relate mainly to the redemption of $30.0 million of the principal amount of the Notes and the repayment of bank borrowings. In the years ended December 31, 2007, 2008 and 2009, we participated in a cash management arrangement at the direction and discretion of Xing, the objective of which was to provide each entity within the related party group, including our company, the necessary cash resources on an as-needed basis. Consequently, we periodically both transfer cash to and receive cash from certain related parties under such arrangement. These cash flows are unrelated to the production and delivery of our products and services and do not stem from transactions or other events that enter into the determination of our net income. After the execution of the deed of assignment by Xing in respect of the advances to and from the related parties, we had net cash advances from Xing of RMB4.5 million as of December 31, 2007. In 2008, we received net cash advances from our related parties of RMB8.0 million and after taking into account the exchange differences arising from the translation of foreign currency-denominated debts, we have net cash advances owing to Xing of RMB11.2 million as of December 31, 2008. In 2009, we made net cash advances to our related parties of RMB13.0 million ($1.9 million) and after taking into account the reclassification of RMB7.4 million to third-party balances following the disposal by Xing of its entire equity interest in Huizhou Qiao Xing Communication Industry Ltd., or QXCI, in November 2009, we had net cash advances owing to Xing of RMB5.6 million ($0.8 million) as of December 31, 2009.
Capital resources
We have financed our operations primarily through cash flows from operations, the proceeds of the initial public offering of our ordinary shares, the proceeds from the issuance of the convertible notes in May 2008 and also through bank loans, bills payable and related-party advances. As of December 31, 2009, we had convertible notes with an aggregate outstanding principal amount of RMB112.2 million ($16.4 million), short-term bank loans and other borrowings from various commercial banks with an aggregate outstanding balance of RMB693.5 million ($101.6 million), bills payable issued by various commercial banks with an aggregate outstanding balance of RMB191.2 million ($28.0 million) and outstanding related-party advances in the aggregate amount of RMB5.6 million ($0.8 million). The outstanding convertible notes bear interest at 4.0% per annum, mature on May 15, 2011 and contain an early redemption option which can require us to redeem the convertible notes at any time on or after November 15, 2009. In 2009, $30,706,000 of the principal amount of the convertible notes was redeemed and $16,073,000 of the principal amount of the convertible notes plus accrued interest of $590,000 were converted into 4,114,286 ordinary shares. Our short-term bank loans bear a weighted average interest rate of 7.3% and 6.0% as of December 31, 2008 and 2009, respectively. These short-term bank loans have terms of three months to one year, and expire at various times throughout the year. These facilities contain no specific renewal terms but we have historically been able to obtain extensions of some of the facilities shortly before they mature. Bills payable are interest-free bank borrowings with terms of not more than 180 days. All related-party advances outstanding as at December 31, 2009 were interest-free, unsecured and without fixed terms of repayment.
Capital expenditures
Our capital expenditures were RMB1.9 million, RMB14.9 million and RMB0.9 million ($0.1 million) in 2007, 2008 and 2009, respectively. Our capital expenditures in 2008 relate primarily to the set-up of a manufacturing facility for the production of molds, cast components and other handset parts in Huizhou City, Guangdong Province, China, which was disposed by us together with our disposal of our equity interests in HCECT. We do not expect to incur any major capital expenditures in 2010.
C. Research, Development, Patents and Licenses, Etc.
See “Item 4 Information on the Company—B. Business Overview—Research and Development.”

D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2009 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-Balance Sheet Arrangements
Except disclosed elsewhere in this annual report, we do not have any outstanding derivative financial instruments, interest rate swap transactions or foreign currency forward contracts. We do not engage in speculative transactions involving derivatives.
We provided guarantees to QXCI for bank borrowings in the amount of RMB150.0 million and RMB150.0 million as of December 31, 2007 and 2008, respectively. We also provided a guarantee of $40.0 million to Xing for senior convertible notes issued to two strategic investors of Xing in June 2006, which have been exchanged into our ordinary shares that were then owned by Xing immediately prior to the completion of the initial public offering of our ordinary shares in May 2007.
F. Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations and commitments as of December 31, 2009:

	Due by Period
		Less than	1 to	3 to	More than
	Total	1 year	3 years	5 years	5 years
	(amounts in thousands of Renminbi)

Purchase obligations relating to raw materials and components	60,740	60,740	—	—	—
Operating lease commitments	7,393	6,448	945	—	—

Total	68,133	67,188	945	—	—

G. Safe Harbor
See “Forward-Looking Statements.”
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Zhi Yang Wu	36	Chairman and Director
Rui Lin Wu	57	Vice Chairman and Director
Zacky Sun	47	Independent Director
Xin Zhang	45	Independent Director
Pei De Lou	48	Independent Director
David Li	40	Chief Executive Officer
Kok Seong Tan	38	Chief Financial Officer and Principal Accounting Officer
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
B. Compensation
Cash Compensation of Directors and Executive Officers
In 2009, we paid aggregate cash compensation of RMB2.3 million ($0.3 million) to our directors and executive officers.
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
Amendment and termination of plan and awards
Our board of directors may at any time amend, alter, suspend or terminate our 2007 equity incentive plan. Amendments to our 2007 equity incentive plan are subject to shareholder approval, to the extent required by law, or by stock exchange rules or regulations. Any amendment, suspension or termination of our 2007 equity incentive plan may not adversely affect awards already granted without written consent of the recipients of such awards.
In the event of a participant’s termination of employment, his or her unvested awards are generally immediately forfeited, and any vested awards are treated in accordance with the terms of the applicable award agreement.
Our board of directors and shareholders authorized the issuance of up to 8,000,000 ordinary shares upon exercise of awards granted under our 2007 equity incentive plan. On March 19, 2007, we granted options to purchase 3,916,520 of our ordinary shares to one of our directors, officers, key employees and one consultant. In 2008, options to purchase 565,000 of our ordinary shares were exercised and options to purchase 140,000 of our ordinary shares were forfeited, and in March 2009, options to purchase 266,720 of our ordinary shares expired. In December 2009, we granted 1,955,057 restricted shares to a director and various employees and concurrently cancelled 1,744,800 of employee share options that were outstanding under our 2007 equity incentive plan. Of the 1,955,057 restricted shares that were granted, 960,884 shares vested immediately while 331,391 shares vested in April 2010. As a result, options to purchase 1,200,000 of our ordinary shares remained outstanding and 662,782 restricted shares remained unvested as of June 18, 2009.
The following table sets forth certain information regarding our outstanding options under our 2007 equity incentive plan as of June 18, 2010.

	Ordinary shares	Exercise
	underlying	price
Name	options granted	($/Share)	Grant date	Expiration date
Other(1)	1,200,000	18.00	March 19, 2007	March 18, 2011

(1)	Consists of one consultant that is not our director or executive officer.
The following table sets forth certain information regarding our unvested restricted shares as of June 18, 2010.

	Unvested
	restricted
Name	shares	Grant date	Vesting date
Zhi Yang Wu	242,981	December 4, 2009	April 1, 2011
	242,981	December 4, 2009	April 1, 2012
David Li	23,326	December 4, 2009	April 1, 2011
	23,326	December 4, 2009	April 1, 2012
Others (1)	65,084	December 4, 2009	April 1, 2011
	65,084	December 4, 2009	April 1, 2012

(1)	Consists of employees that are not our directors or executive officers.

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
Duties of Directors
Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonable director would exercise in the same circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.
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
Limitation on Liability and Indemnification Matters
British Virgin Islands law allows us to indemnify our directors, officers and auditors acting in relation to any of our affairs against actions, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duties as our directors, officers and auditors, provided that the directors, officers and auditors acted honestly and in good faith and in what he believed to be in the best interest of our company.
Under our amended and restated memorandum and articles of association, we may indemnify our directors, officers and liquidators against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons in connection with actions, suits or proceedings to which they are party or are threatened to be made a party by reason of their acting as our directors, officers or liquidators. To be entitled to indemnification, these persons must have acted honestly and in good faith and in the best interest or not opposed to the interest of our company and they must have had no reasonable cause to believe their conduct was unlawful.
D. Employees
See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership
The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 of the Exchange Act, of our ordinary shares as of May 31, 2010 for:
•	each of our current directors and executive officers; and
•	each person known to us to own beneficially more than 5.0% of our shares.

	Shares beneficially owned(1)(2)(3)
	Number	Percentage
Directors and executive officers:
Zhi Yang Wu(4)	32,948,380	61.8%
Rui Lin Wu(5)	32,200,000	60.7%
David Li	*	*
Kok Seong Tan	*	*
All Directors and Executive Officers as a Group	33,277,589	62.8%

Principal shareholder:
Qiao Xing Universal Resources, Inc.(6)	32,200,000	60.7%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares.

(2)	The percentage of beneficial ownership of each listed person is based on 53,016,292 ordinary shares outstanding as of May 31, 2010 and any ordinary shares underlying share options exercisable by such person within 60 days of the date of this annual report but excludes ordinary shares underlying options held by any other person.

(3)	As of May 31, 2010, the outstanding amount of the Notes was approximately $16.4 million. Given that the conversion price of the Notes was reset to $4.05 per share on November 15, 2008, the outstanding Notes could be converted into approximately 4,057,254 ordinary shares of our company.

(4)	Includes 748,380 ordinary shares held by Mr. Zhi Yang Wu and 32,200,000 ordinary shares held by Xing. Mr. Zhi Yang Wu is the vice chairman of Xing. Excluding equity interest owned by his brother, Mr. Zhi Jian Wu Li, and his father, Mr. Rui Ling Wu, he does not own any equity interest in Xing. Mr. Zhi Yang Wu disclaims ownership of the ordinary shares held by Xing except to the extent of his pecuniary interest therein.

(5)	Includes 32,200,000 ordinary shares held by Xing. Mr. Rui Lin Wu is the chairman and chief executive officer of Xing. Mr. Zhi Jian Wu Li, brother of our chairman and son of our vice chairman, owned an aggregate of 7.4% equity interest in Xing through Qiao Xing Trust and Wu Holdings Ltd. as of May 13, 2010. Mr. Ru Lin Wu also owned 34.7% equity interest in Xing as of May 31, 2010. Mr. Rui Lin Wu disclaims ownership of the ordinary shares held by Xing except to the extent of his pecuniary interest therein.

(6)	Xing is a British Virgin Islands company currently listed on the Nasdaq Global Market. Mr. Zhi Jian Wu Li, brother of our chairman and son of our vice chairman, owned an aggregate of 7.4% equity interest in Xing through Qiao Xing Trust and Wu Holdings Ltd. as of May 31, 2010. Mr. Ru Lin Wu also owned a 34.7% equity interest in Xing as of May 31, 2010. The address of Xing is Qiao Xing Science Technological & Industrial Zone, Tangquan, Huizhou, Guangdong, 516023, People’s Republic of China.
None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
As of June 18, 2010, our company had a total of 53,016,292 of its ordinary shares held by five record holders.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
B. Related Party Transactions
Equity Incentive Plan
See “Item 6. Directors, Senior Management and Employees—B. Compensation— Equity Incentive Plan.”
Service Transactions
CECT received handset processing fees of approximately RMB13.3 million, RMB6.6 million and RMB1.4 million ($0.2 million) in 2007, 2008 and 2009, respectively from QXCI.

Convertible Notes Held by Xing
We redeemed $30,706,000 of the principle amount of the Notes that were held by Xing in 2009. In addition, we also paid to Xing $1,073,000 of interest that was accrued on the Notes as of the date of redemption.
Cash Advances To and From Related Parties
In prior years, we made cash advances to, and received cash advances from a group of related parties at the direction and discretion of Xing. The group of related parties consists of Xing, Mr. Zhi Jian Wu Li, Mr. Zhi Yang Wu, Qiao Xing Group, QXCI, Qiao Xing Communication Holdings, Ltd., or Communication Holdings, and Qiao Xing Electronics Holdings Co., Ltd., or Electronics Holdings. Mr. Zhi Jian Wu Li is the brother of our chairman, Mr. Zhi Yang Wu, and the son of our vice chairman, Mr. Rui Lin Wu, and is also a shareholder of Xing. Each of Qiao Xing Group and Electronics Holdings is controlled by Mr. Zhi Yang Wu and Mr. Rui Lin Wu. Each of Communication Holdings and QXCI is a subsidiary of Xing.
In 2007, we made advances and repayments to, and received advances and repayments from, the related party group of RMB727.4 million and RMB397.0 million, respectively. The net balance due to the related parties as of December 31, 2007 was RMB4.5 million. In 2008, we made advances and repayments to, and received advances and repayments from, the related party group of RMB49.6 million and RMB57.7 million, respectively. Taking into account the exchange differences of RMB1.4 million arising from the translation of foreign currency-denominated debts, the net balance due to the related parties as of December 31, 2008 was RMB11.2 million. In 2009, we made advances and repayments to, and received advances and repayments from, the related party group of RMB56.9 million ($8.3 million) and RMB43.9 million ($6.4 million), respectively. Taking into account the reclassification of RMB7.4 million to third-party balances following the disposal by Xing of its entire equity interest in QXCI in November 2009, the net balance due to the related parties as of December 31, 2009 was RMB5.6 million ($0.8 million).
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
Guarantees and Pledges
Certain affiliates also provided guarantees and pledges for CECT’s short-term borrowings. Qiao Xing Group made guarantees for CECT of RMB160.0 million, RMB160.0 million and RMB50.0 million ($7.3 million) as of December 31, 2007, 2008 and 2009, respectively. Qiao Xing Group and certain of our directors jointly provided guarantees for CECT of RMB570.0 million, RMB360.0 million and RMB290.0 million ($42.5 million) as of December 31, 2007, 2008 and 2009, respectively. Xing provided guarantees of RMB338.0 million, RMB336.0 million and RMB285.0 million ($41.7 million) as of December 31, 2007, 2008 and 2009, respectively. Certain directors provided guarantees of nil, RMB218.5 million and RMB68.5 million ($10.0 million) as of December 31, 2007, 2008 and 2009, respectively. We have not made any personal loans to our directors or officers in the past. We provided guarantees to QXCI for bank borrowings in the amount of RMB150.0 million and RMB150.0 million as of December 31, 2007 and 2008, respectively. We also provided a guarantee in respect of $40.0 million of senior convertible notes issued by Xing to its two strategic investors in June 2006, which were exchanged into our ordinary shares immediately prior to the completion of the initial public offering of our ordinary shares in May 2007. See “—Arrangements in connection with the senior convertible notes issued by Xing.”

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
Transfer of Trademark Application Rights
We entered into a transfer agreement of trademark application rights with Ms. Hong Su, the wife of our chairman, on December 12, 2006. Ms. Hong Su purchased the application rights of the three trademarks relating to our brand name “CECT” from a third party, who submitted the application with the China Trademark Office, received the approval for the initial application and had these trademarks registered under its name pending the final approval of the China Trademark Office. Under the transfer agreement between Ms. Hong Su and us, she transferred all the rights and obligations in connection with the trademark application to us for no consideration when she was announced as the new applicant of the three trademarks by the China Trademark Office in March 2007. We subsequently submitted our application for the registration of these three trademarks to the China Trademark Office and have been informed by the China Trademark Office that a third party raised objections related to our applications for the registration of these three trademarks. As a result of the objections, we may not be able to obtain the trademark registration certificates for these three trademarks from the China Trademark Office.
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

ITEM 9. THE OFFER AND LISTING
A. Offering and Listing Details
Our ordinary shares have been listed on the NYSE since May 3, 2007 under the symbol “QXM.” The following table sets forth the high and low daily closing trading prices of our ordinary shares on the NYSE for the periods indicated:

	Trading price
	High	Low
	($)	($)
Annual highs and lows:
Year ended December 31, 2007 (from May 3, 2007)	15.48	6.76
Year ended December 31, 2008	8.89	1.56
Year ended December 31, 2009	5.24	1.32

Quarterly highs and lows:
First quarter 2008	8.89	5.50
Second quarter 2008	7.88	4.78
Third quarter 2008	6.47	2.79
Fourth quarter 2008	3.40	1.56
First quarter 2009	2.95	1.32
Second quarter 2009	4.33	2.00
Third quarter 2009	3.58	2.52
Fourth quarter 2009	5.24	2.75
First quarter 2010	3.91	2.05

Monthly highs and lows:
December 2009	5.20	3.51
January 2010	3.91	2.45
February 2010	2.69	2.25
March 2010	2.72	2.05
April 2010	3.14	2.26
May 2010	2.76	2.10
June 2010 (through June 18, 2010)	2.74	2.35
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
For purposes of this discussion, you are a U.S. Holder if you are a beneficial owner of ordinary shares and you are,
•	an individual citizen or resident of the United States as determined for U.S. federal income tax purposes;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•	a trust that (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) was in existence on August 20, 1996, was treated as a U.S. person under the Internal Revenue Code on the previous day and has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
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
Taxation of dividends and other distributions on the ordinary shares
Subject to the PFIC rules discussed below, the gross amount of all our distributions to you with respect to the ordinary shares will be included in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.
If you are a non-corporate U.S. Holder, including an individual, for taxable years beginning before January 1, 2011, dividends may constitute “qualified dividend income” which is taxed at the lower long-term capital gains rate provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, our ordinary shares will be considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they continue to be listed on the New York Stock Exchange. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.
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
Taxation of disposition of ordinary shares
Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ordinary share equal to the difference between the amount realized for the ordinary share and your tax basis in the ordinary share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual, who has held the ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will be treated as U.S. source income or loss for foreign tax credit limitation purposes.
If PRC withholding taxes apply to you on the gain on the sale of ordinary shares, such withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. U.S. Holders should consult their own tax advisors regarding the creditability of any PRC tax.
Passive foreign investment company
We believe that we were a PFIC for our taxable year that ended December 31, 2009, and we may continue to be a PFIC in the current and future taxable years. Our actual PFIC status in any taxable year will not be determinable until the close of the taxable year. As a result, our PFIC status may change. If we are a PFIC for any year during which you hold ordinary shares, unless you make a timely mark-to-market election (as described below), we will continue to be treated as a PFIC to you for all succeeding years during which you hold ordinary shares.
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

In applying the asset test described above, the value of our assets will be deemed to be equal to the sum of the aggregate value of our outstanding equity plus our liabilities. For purposes of the asset test, our goodwill, which is measured as the sum of the aggregate value of outstanding equity plus liabilities, less the value of known assets, should be treated as a non-passive asset. Therefore, a decrease in the market price of our ordinary shares and an associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test. If there is such a reduction in goodwill and the value of our non-passive assets, the percentage of the value of our assets that is attributable to passive assets may increase, and if such percentage, based on an average of the quarterly values during a taxable year, exceeds 50%, we will be a PFIC for such taxable year. Accordingly, fluctuations in the market price of our shares may result in us being a PFIC for any taxable year. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we have on hand.
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
If you hold ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 (or any other form specified by the U.S. Department of the Treasury) for the applicable year.
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

Recent legislative developments
Newly enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, dividends and capital gains for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include ordinary shares) to report information relating to such assets, subject to certain exceptions. You should consult your tax advisor regarding the effect, if any, of this legislation on your ownership and disposition of ordinary shares.
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
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Foreign Currency Exchange Risk
The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. Although currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall by no more than 0.3% per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. This change in policy has resulted in more than 15% appreciation of Renminbi against the U.S. dollar from July 2005 to June 18, 2010. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.
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

The net assets of Qiao Xing Mobile Communication Co., Ltd., whose functional currency is the U.S. dollar, results in our exposure to foreign currency exchange risk. The translation of the net assets of Qiao Xing Mobile Communication Co., Ltd. to Renminbi during consolidation resulted in a translation loss of RMB0.1 million ($0.01 million) in 2009, which was recognized as a component of other comprehensive loss as of December 31, 2009. In addition, Qiao Xing Mobile Communication Co., Ltd. also recorded an exchange gain of RMB0.4 million ($0.1 million) on the revaluation of the principal amount of the Notes outstanding as at December 31, 2009. If the exchange rate of the Renminbi against the U.S. dollar as of December 31, 2009 had decreased by 10% from 6.8259 to 6.1433, and the average exchange rate in 2009 had remained the same, the loss on the translation of the net assets of Qiao Xing Mobile Communication Co., Ltd. in 2009 would have been increased by RMB11.3 million ($1.7 million) and the gain on revaluation of the Notes would have decreased by RMB12.5 million ($1.8 million).
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
ITEM 15T. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
As of the end of the period covered by this report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) of the Exchange Act.
Based upon that evaluation, our management has concluded that, as of December 31, 2009, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.
Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in U.S. Securities Exchange Act Rules 13a-15(f) and 15d-15(f). For the year ended December 31, 2009, under the supervision, and with the participation of our company’s management, including our principal executive officer and principal financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2009.
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
This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit the company to provide only management’s report in this annual report. See “Item 3D. — Risk Factors” for further discussion regarding internal controls.
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

Year ended December 31,
(Amounts in thousands)	2008(1)	2009(2)
	(RMB)	(RMB)	($)

Audit fees	1,354	1,288	189
Audit-related fees	—	—	—

(1)	The audit fees billed by KPMG, our prior independent registered public accounting firm, in connection with the re-issuance of their audit report on our financial statements for the period from January 1, 2006 through November 30, 2006, the period from November 30, 2006 to December 31, 2006 and the year ended December 31, 2007 was $48,000. The audit fees billed by Crowe Horwath LLP, our independent registered public accounting firm, in connection with the audit of our financial statements for the year ended December 31, 2008 was $150,000.

(2)	The audit fees billed by KPMG, our prior independent registered public accounting firm, in connection with the re-issuance of their audit report on our financial statements for the year ended December 31, 2007 was $39,000. The audit fees billed by Crowe Horwath LLP, our independent registered public accounting firm, in connection with the audit of our financial statements for the year ended December 31, 2009 was $150,000.
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
During each of the two most recent fiscal years ended December 31, 2008 and 2009 and the subsequent interim period, we did not consult GHC with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, or any other matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(1)(v) of Regulation S-K.
The audit report of KPMG on our consolidated financial statements for the year ended December 31, 2007 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except that their report contained an explanatory paragraph that states that Xing acquired the remaining 20% equity interest in our company on November 30, 2006, resulting in our company becoming wholly owned by Xing and accordingly the consolidated financial statements for the period from November 30, 2006 through December 31, 2006 and the year ended December 31, 2007 reflected the new basis of accounting arising from the transaction, and that upon completion of our initial public offering in May 2007 and conversion of the senior convertible notes issued by Xing into our ordinary shares previously held by Xing, we ceased to be a wholly owned subsidiary of Xing.
During the periods covered by our consolidated financial statements for the period from January 1, 2006 through November 30, 2006, the period from November 30, 2006 through December 31, 2006, the year ended December 31, 2007 and the period from January 1, 2008 to September 11, 2008, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the matter in their reports on the financial statements.
On January 8, 2009, we were notified that effective December 8, 2008, the personnel of GHC joined Crowe Horwath LLP, or Crowe, resulting in the resignation of GHC as our independent registered public accounting firm. On January 12, 2009, our board of directors appointed Crowe as our new independent registered public accounting firm.
The Company has agreed to indemnify and hold KPMG harmless against and from any and all legal costs and expenses incurred by KPMG in successful defense of any legal action or proceeding that arises as a result of KPMG’s consent to the incorporation by reference of its audit report on the Company’s past financial statements included in or incorporated by reference in any new registration statement.

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
ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements of Qiao Xing Mobile Communication Co., Ltd. and its subsidiaries are included at the end of this annual report.
ITEM 19. EXHIBITS

Exhibit
Number	Description

1.1	Amended and Restated Memorandum of Association(1)

1.2	Second Amended and Restated Memorandum and Articles of Association of the Registrant(1)

4.1	Equity Incentive Plan(1)

4.2	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant(1)

4.3	Software License Agreement, dated October 8, 2005(1), which was renewed on March 10, 2008(2)

4.4	Non-Competition Agreement(1)

4.5	Technology Licenses Agreement, dated June 13, 2007(2)

4.6	Securities Purchase Agreement, dated May 15, 2008(3)

4.7	Registration Rights Agreement, dated May 15, 2008(3)

8.1	Subsidiaries of the Registrant

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer and Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Crowe Horwath LLP, dated June 30, 2010

15.2	Consent of KPMG, dated June 30, 2010

15.3	Letter of KPMG to the SEC, dated June 30, 2010

(1)	Incorporated by reference from the Registrant’s F-1 registration statement (File No. 333-142162), as amended, first filed with the SEC on April 17, 2007.

(2)	Incorporated by reference from the Registrant’s annual report on Form 20-F for the year ended December 31, 2007 (File Na 1-33430) filed with the SEC on June 26, 2008.

(3)	Incorporated by reference from the Registrant’s 6-K furnished on May 19, 2008.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QIAO XING MOBILE COMMUNICATION CO., LTD.
Date: June 30, 2010	By:	/s/ Zhi Yang Wu
		Name:	Zhi Yang Wu
		Title:	Chairman

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
Qiao Xing Mobile Communication Co., Ltd.
We have audited the accompanying consolidated balance sheets of Qiao Xing Mobile Communication Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2008 and 2009, and the related consolidated statements of operations, comprehensive income (loss) cash flows and equity for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements reporting based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the 2008 and 2009 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Qiao Xing Mobile Communication Co., Ltd. and subsidiaries as of December 31, 2008 and 2009, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 2(a), effective January 1, 2009, the Company adopted new accounting guidance on reporting of noncontrolling interests which included retrospective application.
As discussed in Note 12, effective January 1, 2009, the Company adopted new accounting guidance relating to determining whether an instrument (or embedded feature) is indexed to an entity’s own stock.
Our audits also included the translation of Renminbi (RMB) amounts into United States dollar (US$) amounts and, in our opinion, such translation, where provided, has been made in conformity with the basis stated in the last paragraph of Note 2(q) to the consolidated financial statements. Such United States dollar amounts are presented for the convenience of the readers.
/s/ Crowe Horwath LLP
Sherman Oaks, California
June 30, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Qiao Xing Mobile Communication Co., Ltd.:
We have audited the accompanying consolidated statements of operations, comprehensive income, cash flows and equity of Qiao Xing Mobile Communication Co., Ltd. and subsidiaries (the “Company”) for the year ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Qiao Xing Mobile Communication Co., Ltd. and subsidiaries for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
As described in Note 2(a), Qiao Xing Universal Telephone, Inc. (“Xing”) acquired the remaining 20% equity interest of the Company on November 30, 2006, resulting in the Company becoming wholly owned by Xing at the time. Accordingly, the Company’s consolidated financial statements for the year ended December 31, 2007 reflect the push-down accounting adjustments arising from this transaction. As disclosed in Note 1(b) and Note 2(b), upon completion of the Company’s initial public offering in May 2007 and conversion of the senior convertible notes issued by Xing into the Company’s ordinary shares previously held by Xing, the Company ceased to be a wholly-owned subsidiary of Xing.
As discussed in Note 2(v) to the consolidated financial statements, in 2009 the Company retrospectively changed its method of accounting for noncontrolling interests due to the adoption of Statement of Financial Accounting Standards No. 160 “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No.51” (included in Financial Accounting Standards Board Accounting Standards Codification Topic 810 Consolidation).
/s/ KPMG
Hong Kong, China
June 25, 2008, except for Note 2(v), which is as of June 30, 2010

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(amounts in thousands, except share and per share data)

	December 31,
	2008	2009
	RMB	RMB	US$
Assets

Current assets:
Cash	2,907,148	3,129,070	458,411
Restricted cash	136,299	251,720	36,877
Accounts receivable, net	462,282	114,689	16,802
Bills receivable	43,516	—	—
Inventories	183,169	97,146	14,232
Prepayments to suppliers	363,907	181,550	26,597
Prepaid expenses and other current assets	38,996	36,007	5,275
Assets held for sale	—	163,000	23,880
Deferred income taxes	6,994	16,249	2,381
Deferred debt issuance costs, net	34,689	—	—

Total current assets	4,177,000	3,989,431	584,455

Property, machinery and equipment, net	167,233	23,708	3,473
Land use rights	35,304	—	—
Equity investment, at cost	7,803	5,000	733
Goodwill	112,814	112,814	16,527
Other intangible assets, net	22,766	4,433	649
Deferred income taxes	—	1,207	177

Total assets	4,522,920	4,136,593	606,014

Liabilities, noncontrolling interests and shareholders’ equity

Current liabilities:
Short-term borrowings	983,950	884,708	129,610
Accounts payable	52,047	60,751	8,900
Prepayments from customers	42,551	16,370	2,398
Accrued liabilities	50,014	34,590	5,067
Amounts due to related parties	11,155	5,568	816
Other payables and current liabilities	7,227	56,933	8,341
Income taxes payable	38,462	—	—
Embedded derivative liability	124,130	39,978	5,857
Convertible notes	206,211	112,162	16,432

Total current liabilities	1,515,747	1,211,067	177,421

Warrant liability	—	22,637	3,316
Deferred income taxes	320	—	—

Total liabilities	1,516,067	1,233,697	180,737

Commitments and contingencies

Equity:
Ordinary shares:
Par value: none
Authorized: Unlimited
Issued and outstanding: 52,684,901 and 47,609,731 shares, respectively	1,064,421	1,191,071	174,493
Additional paid-in capital	883,410	848,320	124,280
Retained earnings	997,808	800,597	117,288
Accumulated other comprehensive loss	(30,851)	(29,537)	(4,327)

Total shareholders’ equity	2,914,788	2,810,451	411,734

Noncontrolling interests	92,065	92,445	13,543

Total equity	3,006,853	2,902,896	425,277

Total liabilities and equity	4,522,920	4,136,593	606,014

See accompanying notes to the consolidated financial statements.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(amounts in thousands, except share and per share data)

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$

Revenues:
External parties	3,127,780	2,147,300	1,631,541	239,022
Related parties	13,314	6,573	1,371	201

Total revenues	3,141,094	2,153,873	1,632,912	239,223

Cost of goods sold	(2,255,844)	(1,287,096)	(1,381,595)	(202,405)

Gross profit	885,250	866,777	251,317	36,818

Operating expenses:
Selling and distribution	(36,322)	(146,551)	(109,598)	(16,056)
General and administrative	(69,032)	(44,231)	(73,619)	(10,785)
Research and development	(18,599)	(29,242)	(36,404)	(5,333)
Amortization of other intangible assets	(32,280)	(11,727)	(4,733)	(693)
Impairment of assets held for sale	—	—	(5,957)	(873)
Impairment of other intangible assets	—	(26,235)	(13,600)	(1,992)

Operating income	729,017	608,791	7,406	1,086

Other income (expense):
Interest income	16,373	24,405	18,850	2,762
Interest expense	(47,034)	(165,506)	(326,512)	(47,834)
Foreign currency exchange gain (loss), net	12,022	(5,142)	352	52
Gain (loss) on remeasurement of embedded derivatives	—	144,939	(87,935)	(12,883)
Loss on remeasurement of warrant liability	—	—	(7,219)	(1,058)
(Loss) gain on extinguishment of convertible debts	—	(10,634)	159,326	23,341
Impairment of investment at cost	—	—	(2,803)	(411)
Gain on disposal of subsidiaries	—	2,269	—	—
Other income (loss), net	873	(3,700)	178	26

Income (loss) before income tax expense and extraordinary item	711,251	595,422	(238,357)	(34,919)
Income tax expense	(113,377)	(155,717)	(11,632)	(1,704)

Income (loss) before extraordinary item	597,874	439,705	(249,989)	(36,623)

Extraordinary item:
Gain on acquisition of additional equity interests in CECT, net of nil tax	28,689	—	—	—

Net income (loss)	626,563	439,705	(249,989)	(36,623)
Net income attributable to noncontrolling interests	(33,074)	(15,901)	(380)	(56)

Net income(loss) attributable to holders of ordinary shares	593,489	423,804	(250,369)	(36,679)

Basic earnings (loss) per ordinary share:
Earnings (loss) before extraordinary item	11.69	7.52	(5.21)	(0.76)
Extraordinary gain	0.59	—	—	—

Earnings (loss) per share	12.28	7.52	(5.21)	(0.76)

Diluted earnings (loss) per ordinary share:
Earnings (loss) before extraordinary item	11.69	6.99	(5.21)	(0.76)
Extraordinary gain	0.59	—	—	—

Earnings (loss) per share	12.28	6.99	(5.21)	(0.76)

See accompanying notes to the consolidated financial statements.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(amounts in thousands)

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$

Net income (loss)	626,563	439,705	(249,989)	(36,623)
Foreign currency translation adjustments	(23,080)	(7,771)	(126)	(18)

Comprehensive income (loss)	603,483	431,934	(250,115)	(36,641)
Comprehensive income attributable to noncontrolling interests	(33,074)	(15,901)	(380)	(56)

Comprehensive income (loss) attributable to holders of ordinary shares	570,409	416,033	(250,495)	(36,697)

See accompanying notes to the consolidated financial statements.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands)

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$

Cash flows from operating activities:

Net income (loss)	626,563	439,705	(249,989)	(36,623)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:

Depreciation	10,754	11,957	10,607	1,554
Amortization of land use rights	817	802	803	118
Amortization of other intangible assets	32,280	11,727	4,733	693
Impairment of assets held for sale	—	—	5,957	873
Impairment of other intangible assets	—	26,235	13,600	1,992
Impairment of investment at cost	—	—	2,803	411
Bad debt expense	3,384	682	12,938	1,816
Inventory write-downs	11,068	6,650	18,016	2,639
Foreign currency exchange gain (loss), net	(12,290)	5,142	(352)	(52)
(Gain) loss on disposal of property, machinery and equipment	57	(15)	162	24
Accretion of discount on convertible notes	—	70,512	225,634	33,056
Amortization of deferred debt issuance costs	—	10,851	34,723	5,087
(Gain) loss on remeasurement of embedded derivatives	—	(144,939)	87,935	12,883
Loss on remeasurement of warrant liability	—	—	7,219	1,058
Loss (gain) on extinguishment of convertible debts	—	10,634	(159,326)	(23,341)
Accrued interest settled through the issuance of ordinary shares on the conversion of convertible notes	—	316	4,028	590
Gain on disposal of subsidiaries	—	(2,269)	—	—
Deferred income taxes	(6,237)	(6,550)	(10,782)	(1,580)
Share-based compensation	38,626	14,668	34,922	5,116
Extraordinary gains on acquisitions of additional equity interests in CECT, net of nil tax	(28,689)	—	—	—

Changes in operating assets and liabilities:

Accounts receivable	124,945	(53,844)	334,655	49,106
Bills receivable	27,635	(43,516)	43,516	6,375
Inventories	(24,012)	(15,527)	68,007	9,963
Prepayments to suppliers	71,909	(195,018)	189,820	27,809
Prepaid expenses and other current assets	18,898	(13,684)	(6,603)	(967)
Accounts payable	(57,336)	(50,844)	8,704	1,275
Prepayments from customers	(10,804)	37,966	(26,181)	(3,836)
Accrued liabilities	6,041	9,213	(15,424)	(2,260)
Other payables and current liabilities	6,136	(20,488)	706	104
Income taxes payable	15,779	(260)	(38,462)	(5,635)

Net cash provided by operating activities	855,524	110,106	602,369	88,248

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(amounts in thousands)

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$

Cash flows from investing activities:

Purchase of property, machinery and equipment	(1,944)	(14,895)	(912)	(134)
Deposit received for sale of land and building	—	—	49,000	7,179
Restricted cash related to new bank borrowings	(222,870)	(108,858)	(206,891)	(30,310)
Release of restricted cash upon repayment of bank borrowings	247,788	66,943	91,470	13,400
Net cash (outflow) inflow on disposal of subsidiaries	—	(1,162)	8,764	1,284
Proceeds from disposal of property, machinery and equipment	42	309	40	6

Net cash provided by (used in) investing activities	23,016	(57,663)	(58,529)	(8,575)

Cash flows from financing activities:

Net proceeds from issuance of common stock	1,026,611	—	—	—
Net proceeds from issuance of convertible notes	—	128,887	—	—
Redemption of convertible notes	—	—	(209,700)	(30,721)
Capital contributed by a minority shareholder of a subsidiary	2,100	—	—	—
Proceeds received from exercise of share options	30,911	—	—	—
Proceeds from short-term borrowings	1,496,963	1,650,123	1,418,588	207,824
Repayments of short-term borrowings	(1,108,831)	(1,643,314)	(1,517,830)	(222,363)
Proceeds from borrowings from Xing or from related parties on behalf of Xing	396,998	57,681	43,871	6,427
Repayments of borrowings from Xing or from related parties on behalf of Xing	(727,425)	(49,639)	(56,910)	(8,337)

Net cash provided by (used in ) financing activities	1,117,327	143,738	(321,981)	(47,170)

Effect of foreign exchange rate changes	(27,971)	(19,015)	63	9

Net increase in cash	1,967,896	177,166	221,922	32,512
Cash, beginning of year	762,086	2,729,982	2,907,148	425,899

Cash, end of year	2,729,982	2,907,148	3,129,070	458,411

Supplemental disclosure of cash flow information:

Interest paid	45,576	77,622	71,672	10,500
Income tax paid	103,835	162,527	90,031	13,190
Share issuance costs in the form of share-based payment	12,859	—	—	—
Warrant issuance costs in the form of share-based payment	—	2,500	—	—
Convertible note issuance costs in the form of share-based payment	—	31,451	—	—
Ordinary shares repurchased through the issuance of convertible notes	—	338,165	—	—
Ordinary shares issued on partial conversion of convertible notes	—	55,054	126,650	18,555
Additional supplemental cash flow information is set out in notes 4 and 7.
See accompanying notes to the consolidated financial statements.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
(amounts in thousands, except share data)

				Retained	Accumulated
	Ordinary shares		Additional	earnings	other	Total
	Number		paid-in	(accumulated	comprehensive	shareholders’	Noncontrolling	Total
	of shares	Amount	capital	deficit)	loss	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2007	40,000,000	83	1,059,690	(19,485)	—	1,040,288	76,896	1,117,184
Net income	—	—	—	593,489	—	593,489	33,074	626,563
Foreign currency translation adjustments	—	—	—	—	(23,080)	(23,080)	—	(23,080)
Transfer of additional paid-in capital to share capital	—	308,283	(308,283)	—	—	—	—	—
Issuance of ordinary shares	12,500,000	1,021,219	—	—	—	1,021,219	—	1,021,219
Share-based compensation:							—
- options granted to a director and employees	—	—	38,626	—	—	38,626	—	38,626
- options granted to a consultant as ordinary share issuance cost	—	(12,859)	12,859	—	—	—	—	—
Noncontrolling interests upon formation of a subsidiary	—	—	—	—	—	—	2,100	2,100
Noncontrolling derecognized upon acquisition of additional equity interests in CECT	—	—	—	—	—	—	(33,835)	(33,835)

Balance as of December 31, 2007	52,500,000	1,316,726	802,892	574,004	(23,080)	2,670,542	78,235	2,748,777
Net income	—	—	—	423,804	—	423,804	15,901	439,705
Foreign currency translation adjustments	—	—	—	—	(7,771)	(7,771)	—	(7,771)
Issuance of ordinary shares	2,076,397	85,860	—	—	—	85,860	—	85,860
Cancellation of ordinary shares	(6,966,666)	(338,165)	—	—	—	(338,165)	—	(338,165)
Issuance of stock purchase warrants to convertible note investors and external consultants	—	—	70,012	—	—	70,012	—	70,012
Warrant issuance costs	—	—	(4,162)	—	—	(4,162)	—	(4,162)
Share-based compensation	—	—	14,668	—	—	14,668	—	14,668
Noncontrolling interests derecognized upon disposal of a subsidiary	—	—	—	—	—	—	(2,071)	(2,071)

Balance as of December 31, 2008	47,609,731	1,064,421	883,410	997,808	(30,851)	2,914,788	92,065	3,006,853
Effect of change in accounting principle (Note 12)	—	—	(70,012)	53,158	1,440	(15,414)	—	(15,414)

Balance as of December 31, 2008 as adjusted	47,609,731	1,064,421	813,398	1,050,966	(29,411)	2,899,374	92,065	2,991,439
Net (loss) income	—	—	—	(250,369)	—	(250,369)	380	(249,989)
Foreign currency translation adjustments	—	—	—	—	(126)	(126)	—	(126)
Issuance of ordinary shares	5,075,170	126,650	—	—	—	126,650	—	126,650
Share-based compensation	—	—	34,922	—	—	34,922	—	34,922

Balance as of December 31, 2009	52,684,901	1,191,071	848,320	800,597	(29,537)	2,810,451	92,445	2,902,896

US$		174,493	124,280	117,288	(4,327)	411,734	13,543	425,277

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

As of December 31, 2009, the Company was 61.1% owned by Qiao Xing Universal Resources, Inc. (“Xing”), a company listed on the Nasdaq National Market.

Details of the Group’s subsidiaries are as follows:

			Percentage of equity interest
			attributable to the Group
		Place of	as of December 31,
Name of subsidiary	Note	incorporation	2008	2009

CEC Telecom Co., Ltd. (“CECT”)		PRC	96.6%	96.6%

Beijing VEVA Technology Co., Ltd. (“BVT”)	(i)	PRC	—	96.6%
(i)	BVT was incorporated in March 2009 and is owned 100% by CECT.
(c)	Significant concentrations and risks

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

Revenue concentrations

Individual customers accounting for more than 10% of the Group’s revenue for the years ended December 31, 2007, 2008 and 2009, are as follows:

	Year ended December 31,
	2007	2008	2009

Beijing Jiasheng Ruitong Electronics Co., Ltd.	—	12%	18%
Beijing U-life International Technology Co., Ltd.	—	53%	17%
Shenzhen Laidi Technical Co., Ltd.	12%	—	16%
Shenzhen Siecom Communication Technology Development Co., Ltd.	12%	—	20%
Beijing Jiusheng Aoxiang Technology Co., Ltd.	—	—	15%
Beijing Beidou Communication & Equipment Co., Ltd.	12%	—	—

Total	36%	65%	86%

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
As of December 31, 2008 and 2009, the Group’s five largest accounts receivable accounted for approximately 67% and 82%, respectively, of the Group’s total accounts receivable.

Concentrations of cash balances held at financial institutions

As of December 31, 2008 and 2009, cash of RMB2,904,187 and RMB3,118,231 (US$456,823), respectively, was held in uninsured accounts at major financial institutions located in the PRC, and cash of RMB2,961 and RMB10,839 (US$1,588), respectively, was held in uninsured accounts at major financial institutions located in the Hong Kong Special Administrative Region (the “HK SAR”). Further, as of December 31, 2008 and 2009, the Company’s cash balance included U.S. dollar denominated bank deposits of US$5,196 and US$246 (equivalent to RMB35,450 and RMB1,678), respectively, in uninsured accounts at major institutions located in the PRC, and US$429 and US$1,558 (equivalent to RMB2,928 and RMB10,638), respectively, in uninsured accounts at major financial institutions located in the HK SAR. Management believes that these major financial institutions are of high credit quality.

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

Suppliers

The Group purchases materials and components from various suppliers in the PRC. The Group believes that there are a number of suppliers in the PRC with the ability to consistently supply materials and components that meet the Group’s quality standards and requirements. In the event that a major supplier ceases to sell to the Group, the Group believes that it could shift to other suppliers without incurring undue costs or revenue loss.

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

Cash that is restricted as to withdrawal for use or pledged as security is disclosed separately on the face of the consolidated balance sheet, and is not included in cash in the consolidated statements of cash flows. Restricted cash of RMB136,299 and RMB251,720 (US$36,877) as of December 31, 2008 and 2009, respectively, represents pledged deposits for securing short-term bank borrowings.

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

Accounts receivable are recorded at invoiced amount net of deductions for trade discounts. The Group maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Group determines the allowance for doubtful accounts based on the age of the accounts receivable balance, the customer’s payment history and its current credit-worthiness and current economic trends. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers. The Group does not typically charge interest on the accounts receivable.

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

In certain circumstances, the Group has sold, with recourse, bills receivables to banks. The recourse obligation represents the amount the Group would be obligated to repay to the extent that the issuing financial institution does not make payment upon maturity. Because the discounted bills receivables have not been legally isolated from the Group, the discounted bills receivables sold with recourse have been accounted for as short-term secured borrowings until the bills receivable are paid. Upon payment of bills receivable, the discounted bills receivables and related short-term secured borrowings are derecognized. Historically, the Group has experienced no losses on bills receivable. As of December 31, 2008 and 2009, discounted bills of RMB40,000 and nil, respectively, are included in short-term borrowings.

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

The outstanding balance of “prepayments to suppliers” is reduced and reclassified to “inventories” when inventory is received and passes quality inspection based on the terms of the purchase order. Such reclassifications of RMB1,909,685, RMB1,492,267 and RMB1,591,867 (US$233,210) for the years ended December 31, 2007, 2008 and 2009, respectively, are not reflected as cash outflows from operating activities.

(g)	Property, machinery and equipment

Property, machinery and equipment are stated at cost less accumulated depreciation and impairment. Property, machinery and equipment acquired in a purchase business combination and upon acquisitions of noncontrolling interest are initially recorded based on a purchase price allocation. In addition, as a result of the application of push-down accounting (Note 2(a)), the Group’s property, machinery and equipment have been adjusted to a new cost basis, which reflects Xing’s original 80% interest at depreciated cost and Xing’s 20% acquired interest at fair value as of November 30, 2006.

Major expenditures for betterments and renewals are capitalized. All ordinary repair and maintenance costs are expensed as incurred. Depreciation on property, machinery and equipment is provided using the straight-line method (after taking into account their respective estimated residual values) over the following estimated useful lives:

Buildings and improvements	5 – 30 years
Machinery and equipment	5 – 12 years
Furniture and office equipment	5 – 10 years
Motor vehicles	5 – 8 years

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

Intangible assets with determinable useful lives are amortized as follows:

Customer relationships	3 – 5 years
Completed technology	1.8 – 5 years
Core technology	4 – 5 years
Backlog	4 – 5 months
Licenses	5 years
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

The Group recognizes a liability for price guarantees, which generally cover a period of between three to four months, based on management’s estimates of future price reductions and the level of unsold inventories held by customers at the dates of expected price adjustments. Price guarantees reported as a reduction of revenues amounted to RMB2,943, RMB91 and RMB118 (US$17) for the years ended December 31, 2007, 2008 and 2009, respectively.

In the PRC, value-added-tax (“VAT”) at a rate of 17% of invoiced amount is collected on behalf of the PRC tax authorities. Revenue is recorded net of VAT. VAT collected from customers is offset against VAT paid for purchases and is recorded as a liability on the consolidated balance sheet until paid.

Provision of services

Revenues from the provision of technical, processing and other related services are recognized in the period when performance of the service is completed as agreed to in each written service agreement, the fee is fixed or determinable, and collection of relevant receivable is reasonably assured.

(l)	Product warranties

The Group provides a one year warranty to customers that its products will meet the functionality standards agreed to in each sales arrangement. The Group provides for the estimated warranty costs under these guarantees based upon historical experience and management’s estimate of the level of future claims, and accrues for specific items at the time their existence is known and the amounts are estimable. Provisions of product warranty costs, which are charged to cost of goods sold, are analyzed as follows:

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$

Balance at beginning of year	6,809	8,097	5,029	737
Provision	14,960	7,485	2,830	415
Utilization	(13,672)	(10,553)	(5,936)	(870)

Balance at end of year	8,097	5,029	1,923	282

(m)	Research and development costs, advertising costs, and shipping and handling costs

Research and development costs are expenses as incurred.

Adverting costs are charged to selling and distribution expenses when incurred. Advertising costs amounted to RMB26,445, RMB137,166 and RMB92,212 (US$13,509) for the years ended December 31, 2007, 2008 and 2009, respectively.

The costs of shipping and distributing products are included in cost of sales.

(n)	Retirement and other postretirement benefits

Pursuant to relevant PRC regulations, the Group’s subsidiaries are required to make contributions to various defined contribution plans organized by the PRC government. The contributions are made for each qualifying PRC employee at 20% of a standard salary base as determined by the PRC governmental authority. Contributions to the defined contribution plans are charged to expense as the service is provided. For the years ended December 31, 2007, 2008 and 2009, contributions to the defined contribution plans were RMB624, RMB2,228 and RMB3,165 (US$464), respectively. The Group has no other obligation for the payment of employee benefits associated with these plans beyond the contributions described above.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
(o)	Share-based payments

Compensation cost related to share options or similar equity instruments are measured at fair value as of the date of the award and recognized over the requisite service period, which is generally the same as the vesting period. When no future services are required to be performed by the employee in exchange for the reward, and if such award does not contain a performance or market condition, the cost of the award (as measured based on the grant-date fair value) is expensed on the grant date.

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

For the convenience of readers, certain 2009 RMB amounts included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00 = RMB6.8259, being the noon buy rate for U.S. dollars in effect on December 31, 2009 in the City of New York for cable transfer in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2009, or at any other date.

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

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions in the Group’s consolidated financial statements include determining the fair values of assets and liabilities acquired in business combinations and purchase of additional equity interests in CECT from the noncontrolling interest holder, the estimated useful lives of property, machinery and equipment and intangible assets with determinable lives, recoverability of the carrying values of property, machinery and equipment, goodwill and other intangible assets, the fair value of share-based payments, the fair values of conversion options and other derivatives embedded in convertible notes, the fair value of ordinary share warrants granted in connection with the issuance of the convertible notes, allowances for doubtful receivables, realizable value of inventories, and deferred income tax assets, warranty obligations and price guarantees. Actual result could differ from those estimates.

(t)	Segment information

The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s operating segments. Management, including the chief operating decision maker, reviews operating results solely by monthly revenue and operating results of CECT, the operating subsidiary in the PRC. As such, management has determined that CECT is the Group’s only operating segment. As the Group’s operations and customers are principally all located in the PRC, no geographic information has been presented.

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

(v)	Reclassifications

On January 1, 2009, the Group adopted new accounting standard for noncontrolling interests in consolidated financial statements. A noncontrolling interest in a subsidiary of the Group represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Group. This pronouncement requires noncontrolling interests to be presented as a separate component of equity in the consolidated balance sheet and modifies the presentation by requiring earnings and other comprehensive income to be attributed to controlling and noncontrolling interests. The presentation regarding noncontrolling interests has been retrospectively applied for all the periods presented in the consolidated financial statements.

As a result of the adoption of this accounting standard, the Group retrospectively (1) reclassified RMB92,065 of minority interests to noncontrolling interests as a component of equity as of December 31, 2008, and (2) presented RMB33,074 and RMB15,901 of minority interests, previously deducted from net income for the years ended December 31, 2007 and 2008, respectively, as an adjustment to net income to arrive at net income attributable to holders of ordinary shares of the Company in the consolidated statements of operations.

(w)	Recently issued accounting standards

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2009-17 (“ASU 2009-17”), which amends guidance regarding consolidation of variable interest entities to address the elimination of the concept of a qualifying special purpose entity. It replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of the variable interest entity, and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, it requires any enterprise that holds a variable interest in a variable interest entity to provide enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity. It is effective for interim and annual reporting periods beginning after November 30, 2009. The adoption is not expected to have a material impact on the Group’s consolidated financial statements.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
In October 2009, the FASB issued ASU No. 2009-13 (“ASU 2009-13”), regarding revenue arrangements with multiple deliverables. These updates addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. These updates are effective for fiscal years beginning after June 15, 2010 and to be applied retrospectively or prospectively for new or materially modified arrangements. In addition, early adoption is permitted. The adoption is not expected to have a material impact on the Group’s consolidated financial statements.

(w)	Recently issued accounting standards (continued)

In October 2009, the FASB issued ASU No. 2009-14 (“ASU 2009-14”), to exclude all tangible products containing both software and non-software components that function together to deliver the product’s essential functionality with respect to certain revenue arrangements that include software elements. The effective date for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and is to be applied on a prospective basis. Early application is permitted as of the beginning of an entity’s fiscal year. The adoption is not expected to have a material impact on the Group’s consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06 (“ASU 2010-06”), which requires a number of additional disclosures regarding (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption is not expected to have a material impact on the Group’s consolidated financial statements.
3	Acquisitions
On June 30, 2007, the Company injected additional capital of US$50,000 (RMB380,425) into CECT in the form of cash. The noncontrolling shareholder did not participate in the capital injection and as a result, the Company’s equity interest in CECT increased from 93.41% to 96.55%.

The Company accounted for the above step-up acquisition of the equity interests in CECT using the purchase method. This method requires the acquisition cost to be allocated to the assets acquired, including separately identifiable intangible assets, and liabilities assumed, based on a pro-rata share of their estimated fair values. The Company makes estimates and judgments in determining the fair value of the assets acquired and liabilities assumed based on independent appraisal reports as well as its experience in the valuation of similar assets and liabilities. If different judgments or assumptions were used, the amounts assigned to the individual acquired assets or liabilities could be materially different. For the Group’s acquisition, the fair value of the underlying net assets, representing the Company’s additional equity interest acquired in CECT, exceeded the Company’s purchase price, giving rise to negative goodwill. Such negative goodwill was first allocated to reduce the purchase price allocated to certain assets. The remaining unallocated negative goodwill has been recognized as an extraordinary gain in the consolidated statements of operations in the year of acquisition.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
The following table summarizes the purchase price allocated to the fair value of the Company’s share of the net assets acquired at the acquisition date:

June 30,
2007
RMB
Consideration:
Total cash consideration	380,425
Less: Ownership interest in cash consideration	(367,295)

Net cash consideration	13,130

Fair value of assets acquired:
Property, machinery and equipment	5,929
Land use rights	1,222
Other tangible assets and liabilities acquired	41,819
In-process research and development	7,981
Other intangible assets	16,009

Fair value of net assets acquired	72,960

Negative goodwill	59,830

Allocation of negative goodwill:
Property, machinery and equipment	(5,929)
Land use rights	(1,222)
In-process research and development	(7,981)
Other intangible assets	(16,009)

Negative goodwill allocated to fair value of long-term assets	(31,141)

Extraordinary item — gain on acquisition of additional equity interest in CECT	28,689

4	Disposals
The Group disposed of its interests in two subsidiaries, Beijing CECT Yitong Technology Co., Ltd. (“BCYT”) and Huizhou CEC Telecom Co., Ltd. (“HCECT”), during the year ended December 31, 2008. The condensed historical balances of the subsidiaries’ assets and liabilities that were disposed of consisted of:

	BCYT	HCECT	Total
	RMB	RMB	RMB

Cash	924	238	1,162
Other current assets	20,866	14,616	35,482
Property, machinery and equipment	—	10,876	10,876
Current liabilities	—	(5,808)	(5,808)
Noncontrolling interests	(2,071)	—	(2,071)

Net assets disposed of	19,719	19,922	39,641

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

The unpaid consideration of RMB8,764 relating to the disposal of HCECT that was outstanding as of December 31, 2008 was fully repaid during the year ended December 31, 2009.
5	Accounts receivable, net
Accounts receivable, net consists of the following:

	December 31,
	2008	2009
	RMB	RMB	US$

Accounts receivable	468,325	133,130	19,504
Less: Allowance for doubtful accounts	(6,043)	(18,441)	(2,702)

Accounts receivable, net	462,282	114,689	16,802

The following table presents the movement of the allowance for doubtful accounts:

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$

Balance at beginning of year	2,045	5,429	6,043	885
Bad debt expense	3,384	1,277	12,938	1,896
Bad debt recovery	—	(595)	(540)	(79)
Bad debt write-off	—	(68)	—	—

Balance at end of year	5,429	6,043	18,441	2,702

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 30 to 90 days from the date of billing. Normally, the Group does not obtain collateral from customers.
6	Inventories
Inventories by category consist of the following:

	December 31,
	2008	2009
	RMB	RMB	US$

Raw materials	116,195	77,296	11,324
Finished goods	66,974	19,850	2,908

Total inventories	183,169	97,146	14,232

Inventories write-downs of RMB11,068, RMB6,650 and RMB18,016 (US$2,639) were charged to cost of goods sold during the years ended December 31, 2007, 2008 and 2009, respectively.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
7	Assets held for sale
In November 2009, the Group entered into an agreement for the sale of a property and the associated land use rights to a third party for a total consideration of RMB163,000 (US$23,880). A deposit of RMB49,000 (US$7,179) was received from the purchaser, the amount of which has been included in other payables and current liabilities as of December 31, 2009. The sale transaction was subsequently completed in the second quarter of 2010. As of December 31, 2009, the land and property have been reclassified from non-current assets to current assets as assets held for sale. In addition, an impairment charge of RMB5,957 (US$873) was made during the year ended December 31, 2009 to write down the value of the assets to their fair value which was estimated based on the expected sales proceeds less costs to sell.
8	Property, machinery and equipment, net
Property, machinery and equipment consist of the following:

	December 31,
	2008	2009
	RMB	RMB	US$

Buildings and improvements	148,956	554	81
Machinery and equipment	32,554	32,378	4,744
Furniture and office equipment	2,407	2,916	427
Motor vehicles	3,483	3,483	510

Total property, machinery, and equipment	187,400	39,331	5,762
Less: accumulated depreciation	(20,167)	(15,623)	(2,289)

Property, machinery, and equipment, net	167,233	23,708	3,473

All the Group’s property, machinery and equipment are located in the PRC.

Depreciation charge was allocated to the following expenses items:

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$

Cost of goods sold	9,192	10,134	8,512	1,247
Selling and distribution expenses	6	4	6	1
General and administrative expenses	1,556	1,819	2,089	306

Total	10,754	11,957	10,607	1,554

9	Goodwill
On February 8, 2003, the Company completed the acquisition of its initial 65% equity interest in CECT which resulted in the recognition of goodwill of RMB23,393. Such historical goodwill was subsequently adjusted to RMB18,714 to reflect the effects of the application of push-down accounting on November 30, 2006 (Note 2(a)). Goodwill also includes RMB94,100, which arose from Xing’s acquisition of the remaining 20% interest in the Company, which upon application of push-down accounting was recognized on the Company’s consolidated financial statements.

The impairment tests conducted by the Group on goodwill for the years ended December 31, 2007, 2008 and 2009 did not result in any impairment charges.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
10	Other intangible assets, net

Intangible assets, which arose from the acquisition of the Group’s initial 65% equity interest in CECT on February 8, 2003, and from the push-down accounting adjustments on November 30, 2006 upon Xing’s acquisition of an additional 20% equity interest in the Company (as discussed in Note 2(a)), comprise the following components:

		December 31, 2008
	Gross			Other
	carrying	Accumulated	Accumulated	intangibles
	amount	amortization	impairment	assets, net
	RMB	RMB	RMB	RMB

“CECT” brand	39,835	—	(26,235)	13,600
Customer relationships	5,418	(5,118)	—	300
Completed technology	16,950	(16,950)	—	—
Core technology	24,193	(15,327)	—	8,866
Backlog	9,175	(9,175)	—	—
Licenses	1,725	(1,725)	—	—

Total	97,296	(48,295)	(26,235)	22,766

	December 31, 2009
	Gross
	carrying	Accumulated	Accumulated
	amount	amortization	impairment	Other intangible assets, net
	RMB	RMB	RMB	RMB	US$

“CECT” brand	39,835	—	(39,835)	—	—
Customer relationships	5,418	(5,418)	—	—	—
Completed technology	16,950	(16,950)	—	—	—
Core technology	24,193	(19,760)	—	4,433	649
Backlog	9,175	(9,175)	—	—	—
Licenses	1,725	(1,725)	—	—	—

Total	97,296	(53,028)	(39,835)	4,433	649

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

Due to the Group’s strategic shift to focus more on its high-end VEVA-branded handsets, the Group recorded an impairment charge of RMB26,235 on its “CECT” brand name in 2008 and an impairment charge of RMB13,600 (US$1,992) in 2009. The impairment tests conducted by the Group on the “CECT” brand name for the years ended December 31, 2007 did not result in any impairment charges.

Amortization of other intangible assets is recognized on a straight-line basis over the estimated useful lives. The expected future amortization expense is as follows:

RMB

Year ending December 31, 2010	4,433

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
11	Short-term borrowings

Short-term borrowings consist of the following:

	December 31,
	2008	2009
	RMB	RMB	US$

Bills payable	39,850	191,200	28,011
Bank loans	904,100	693,508	101,599
Other borrowings, secured by bills receivable	40,000	—	—

Total short-term borrowings	983,950	884,708	129,610

Bills payable represents bank borrowings with payment terms of not more than 180 days and are non-interest bearing unless they become trust receipt loans which then bear interest at the prevailing bank lending rates.

During each of the periods presented, the Group entered into various loan agreements with commercial banks in the PRC at terms ranging from three months to one year. The weighted average interest rate on bank loans outstanding as of December 31, 2008 and 2009 was 7.3% and 6.0%, respectively. The principal amounts of these short-term loans are repayable at the end of the loan period, while the related interest expense of these short-term loans is payable on a monthly or quarterly basis.

Short-term borrowings of RMB68,000 and RMB135,008 (US$19,779) as of December 31, 2008 and 2009, respectively are subject to certain financial covenants relating to certain of the Group’s and Xing’s tangible net worth, borrowing to tangible net worth plus minority interest, current ratio, and interest to earnings before interest and taxes ratios. If the Group were to breach the covenants, the drawn down facilities would become payable on demand. The Group was in compliance with these financial covenants as of December 31, 2008 and 2009.

Short-term borrowings are secured by the following:

	December 31,
	2008	2009
	RMB	RMB	US$

Pledged by:
- Bank deposits	136,299	251,720	36,877
- Bills receivable	40,000	—	—

Guarantees provided by:
- Qiao Xing Group Limited (“QXGL”)	160,000	50,000	7,321
- QXGL and directors of the Company	360,000	290,000	42,463
- Xing	336,000	285,008	41,732
- directors of the Company	218,500	68,500	10,030

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
12	Convertible notes

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

The material terms and conditions of the Notes are summarized as follows:
•	the Notes are unsecured and mature on May 15, 2011;

•	the Notes bear interest at a rate of 4.0% per annum, payable in cash in arrears on a calendar semi-annual basis beginning June 30, 2008;

•	the Notes are convertible at the holders’ option into ordinary shares of the Company at an initial conversion price of $7.43 per share. The conversion price is subject to reset if the average of the daily volume weighted average price (“VWAP”) of the Company’s ordinary shares for the five consecutive trading days ending on each three-month anniversary of the issuance date of the Notes until maturity (each a “Reset Date”) is less than $6.76. In that event, the conversion price is reset to a price equal to the greater of US$4.05 or 92.5% of the arithmetic average of the daily VWAP of the Company’s ordinary shares for the five trading days ending on the applicable Reset Date. The conversion price of the Notes was reset to US$4.05 on November 15, 2008;

•	the Notes cannot be converted if, after giving effect to such conversion, the holders of the Notes (together with their affiliates) would beneficially own in excess of 9.99% of the Company’s ordinary shares outstanding immediately after giving effect to the conversion;

•	the Notes require an automatic re-pricing of the conversion price if the Company make certain sales of its ordinary shares or ordinary share equivalents in a capital-raising transaction at a price below the conversion price;

•	the holders of the Notes have the right to require the Company to redeem the Notes at any time on or after the 18 month anniversary of the issuance date of the Notes in an amount equal to the sum of (a) the outstanding principal of the Notes, and (b) the accrued and unpaid interest thereon. Accordingly, the Notes were classified as current liabilities on the consolidated balance sheet as of December 31, 2008;

•	in the event of a default, change of control and certain other fundamental transactions, the holders of the Notes have the right to require the Company to redeem all or any portion of the Notes at a price equal to the greater of (i) the amount to be redeemed multiplied by a redemption premium of 125% and (ii) the amount to be redeemed multiplied by the quotient determined by dividing the closing bid price of the Company’s ordinary shares on the date immediately preceding such event by the conversion price of the Notes;

•	all principal, interest, late charges and other amounts due under the Notes that are payable in cash shall be settled in U.S. dollars in an amount equal to the applicable U.S. dollar cash payment due under the terms of the Notes multiplied by 6.99 and divided by the exchange rate of one U.S. dollar to RMB on the date such payment is due; and

•	the Company is required under the terms of the Registration Rights Agreement to file with the Securities and Exchange Commission (“SEC”) a registration statement to register the ordinary shares issuable upon the conversion of the Notes and the exercise of the Warrants to permit the resale of such ordinary shares to the public. The registration statement was filed by the Company on June 27, 2008 and was declared effective by the SEC on July 11, 2008.
The material terms and conditions of the Warrants are summarized as follows:
•	the initial exercise price of each Warrant is $8.91 per share, subject to adjustments as provided for in the Warrant;

•	the Warrants are exercisable at any time during a period of five years from May 15, 2008;

•	the Warrants contain a “cashless exercise” feature if the registration statement covering the shares underlying the Warrants is not available for the resale upon the exercise of the Warrants;

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
•	the Warrants contain certain limitations on the exercise thereof in the event that the holder would beneficially own in excess of 9.99% of the Company’s ordinary shares outstanding immediately after giving effect to such exercise; and

•	the Warrants require an automatic re-pricing of the exercise price if the Company makes certain sales of its ordinary shares or ordinary share equivalents in a capital-raising transaction at a price below the exercise price of the Warrants.
The Notes included on the consolidated balance sheet as of December 31, 2008 and 2009 are analyzed as follows:

	December 31,
	2008	2009
	RMB	RMB	US$

Gross proceeds	489,601	489,601	71,727
Discount on notes:
- Equity-classified Investor Warrants	(36,062)	(36,062)	(5,283)
- Liability-classified embedded derivatives	(304,037)	(304,037)	(44,542)

Value of debt component at date of issue	149,502	149,502	21,902
Foreign currency realignment	7,484	7,261	1,064
Accretion of discount	70,512	296,146	43,386
Conversion of Notes into ordinary shares	(21,287)	(131,047)	(19,199)
Redemption of Notes	—	(209,700)	(30,721)

Net value at end of year	206,211	112,162	16,432

The terms and features of the Investor Warrants were evaluated to determined whether they were to be classified as equity or liability and the Company concluded that all indicators for equity classification were present.

The gross proceeds from the issuance of the Notes were allocated to the Investors Warrants and the Notes on a relative fair value basis. The fair value of the Investors Warrants applied for the purposes of the aforementioned allocation was estimated using a multi-period binomial option pricing model on the grant date of the warrants and amounted to approximately RMB59,415. As a result of the allocation, approximately RMB36,062 of the gross proceeds from the issuance of the Notes was allocated to the value of the Investor Warrants, which was recorded as a discount to the face value of the Notes and credited to additional paid-in capital.

The Notes are a form of hybrid instrument that comes with embedded derivatives, including the right to convert the Notes into ordinary shares of the Company by the note holders, a put option conditional upon certain events of default and a put option conditional upon a change of control. The embedded derivatives were removed from the debt host and accounted for separately as derivative instruments. The embedded derivatives were determined to be classified as liabilities on the balance sheet. Subsequent to initial recognition, the liability-classified embedded derivatives are marked-to-market at the end of each reporting period with the resulting gain or loss recognized in the consolidated statement of operations. The valuation of the embedded derivatives at each period-end is derived from various valuation methods which uses significant unobservable inputs (Level 3), including Monte Carlo Simulation and Backward Dynamic Programming.

The embedded derivative liability included on the consolidated balance sheet as of December 31, 2008 and 2009 is analyzed as follows:

	December 31,
	2008	2009
	RMB	RMB	US$

Value on initial recognition	304,037	304,037	44,542
Foreign currency realignment	(6,551)	(6,450)	(945)
Cumulative gain on remeasurement	(144,939)	(57,004)	(8,351)
Settled on conversion of Notes	(28,417)	(87,575)	(12,830)
Settled on redemption of Notes		(113,030)	(16,559)

Net value at end of year	124,130	39,978	5,857

(Gain) loss on remeasurement for the period included in earnings attributable to the change in unrealized gain of liabilities still outstanding at end of year	(138,206)	1,129	165

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

Costs associated with the issuance of the Notes, which have been classified as deferred debt issuance costs on the consolidated balance sheet, are analyzed as follows:

	December 31,
	2008	2009
	RMB	RMB	US$

Amount attributed to Agent Warrants	31,451	31,451	4,608
Other cash costs	20,887	20,887	3,060

Total deferred debt issuance costs on initial recognition	52,338	52,338	7,668
Foreign currency realignment	(1,198)	(1,164)	(171)
Amortization	(10,851)	(45,574)	(6,677)
Written-off on conversion of Notes	(5,600)	(5,600)	(820)

Net value at end of year	34,689	—	—

The fair value of the Agent Warrants on the grant date, which was estimated using a multi-period binomial option pricing model, amounted to approximately RMB33,951. Of this amount, RMB31,451 was debited to deferred debt issuance costs as cost associated with the issuance of the Notes and while the balance of RMB2,500 was debited to additional paid-in capital as cost associated with the issuance of the Investor Warrants.

The deferred debt issuance costs are amortized to expense to the first put date of the Notes using the effective interest method.

Effective January 1, 2009, the Company adopted the guidance related to “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” the guidance applies to any freestanding financial instruments or embedded features that have the characteristics of a derivative, and to any freestanding financial instruments that are potentially settled in an entity’s own common stock.

As a result the Investors Warrants and the Agent Warrants outstanding at January 1, 2009, which were previously treated as equity were no longer afforded equity treatment. As such, as of January 1, 2009, the Company reclassified the fair value of the Warrants from equity to liability as if the Warrants had been treated as a derivative liability since their date of issue. On January 1, 2009, the Company recognized a cumulative-effect adjustment of RMB15,414, whereby RMB53,158 was reclassified to beginning retained earnings, RMB1,440 to foreign currency translation adjustments, and RMB70,012 from additional paid-in capital, to recognize the fair value of the Warrants as warrant liability on such date.

The warrant liability included on the consolidated balance sheet as of December 31, 2009 is analyzed as follows:

	December 31, 2009
	RMB	US$

Recognized on January 1, 2009	15,414	2,258
Foreign currency realignment	4	1
Loss on remeasurement	7,219	1,057

Net value at end of year	22,637	3,316

Loss on remeasurement for the period include in earnings attributable to the change in unrealized gain of liabilities still outstanding at end of year	7,219	1,057

Changes in the fair value of the warrant liability subsequent to January 1, 20009 are recognized in the consolidated statement of operations.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
The fair value of the Warrants on the date of grant was US$5.15 per warrant, which was estimated by management using a multi-period binomial option pricing model based on the following assumptions:

Stock price of underlying ordinary share on grant date	US$	7.45
Risk-free interest rate		4.3%
Expected dividend yield		0%
Expected term	5 years
Expected stock price volatility		65.38%
The fair value of the Warrants as of January 1 2009 and December 31, 2009 was US$0.87 per warrant and US$1.28 per warrant, respectively, which was estimated by management using the Black-Scholes option pricing model based on the following assumptions (Level 2):

	January 1,		December 31,
	2009		2009
Stock price of underlying ordinary share	US$	2.54	US$	3.66
Risk-free interest rate		1.54%		1.88%
Expected dividend yield		0%		0%
Expected term	4.37 years		3.37 years
Expected stock price volatility		79.21%		80.55%
In 2008, US$8,251 of the principal amount of the Notes and accrued interest thereon of US$46 were converted into 1,511,397 ordinary shares of the Company at a conversion price of US$5.49 per share. In 2009, US$30,706 of the principal amount of the Notes were redeemed and US$16,073 of the principal amount of the Notes plus accrued interest thereon of US$590 were converted into 4,114,286 ordinary shares at a conversion price of US$4.05 per share. The extinguishment of the convertible debts that arose from the aforementioned conversions and redemption resulted in a loss of RMB10,634 for the year ended December 31, 2008 and a gain of RMB159,326 (US$23,341) for the year ended December 31, 2009, computed as follows:

	December 31,
	2008	2009
	RMB	RMB	US$

Fair value of ordinary shares issued on conversion	55,054	126,650	18,555
Cash consideration paid on redemption	—	209,700	30,721

	55,054	336,350	49,276
(Less) add: Carrying amount of:
- Notes	(21,287)	(319,460)	(46,801)
- Accrued interest	(316)	(4,028)	(590)
- Embedded derivatives	(28,417)	(172,188)	(25,226)
- Deferred debt issuance costs	5,600	—	—

Loss (gain) on extinguishment of convertible debts	10,634	(159,326)	(23,341)

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
13	Segment information

The Group has one operating segment — CECT, the operating subsidiary in the PRC. The results of CECT used by the management to evaluate business performance are based on U.S. GAAP and those accounting policies are consistent with those used in the preparation of the consolidated financial statements.

Segment income is determined based on income before income tax expense, and extraordinary items and further excludes amortization of other intangible assets, impairment of other intangible assets, fair value adjustments on inventories, property, machinery and equipment, land use rights, and income (loss) before income tax expense of the Company. Segment assets consist of total assets of CECT excluding goodwill, other intangible assets, fair value adjustments on property, machinery and equipment, land use rights, and other assets held by the Company. Customers accounting for 10% or more of revenues are disclosed in Note 1, revenue concentrations.

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$

Revenues
- Sales of mobile phones and accessories	3,113,756	2,140,346	1,624,270	237,957
- Services and other revenues	27,338	13,527	8,642	1,266

Total segment and consolidated revenue	3,141,094	2,153,873	1,632,912	239,223

Segment income (loss)	746,618	606,853	(3,349)	(491)

Segment assets	3,492,959	4,327,502	4,012,783	587,876

Interest income	10,619	22,758	18,451	2,703

Interest expense	(47,034)	(72,562)	(50,368)	7,379

Depreciation	(12,504)	(13,898)	10,607	1,554
A reconciliation of segment income to consolidated income (loss) before income tax expense, noncontrolling interests and extraordinary items for the years ended December 31, 2007, 2008 and 2009, is as follows:

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$

Segment income (loss) — CECT	746,618	606,853	(3,349)	(491)
Amortization of other intangible assets	(32,280)	(11,727)	(4,733)	(693)
Impairment of other intangible assets	—	(26,235)	(13,600)	(1,992)
Fair value adjustment on property, machinery and equipment	1,750	1,941	5,641	826
Fair value adjustment on land use rights	13	26	1,144	168
Fair value adjustment on inventories	(502)	—	—	—
Income (loss) before income tax expense of the Company	(4,348)	24,564	(223,460)	(32,737)

Consolidated earnings (loss) before income tax expense, and extraordinary items	711,251	595,422	(238,357)	(34,919)

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
A reconciliation of segment assets to consolidated total assets as of December 31, 2008 and 2009 is as follows:

	December 31,
	2008	2009
	RMB	RMB	US$

Total segment assets — CECT	4,327,502	4,012,783	587,876
- Goodwill	112,814	112,814	16,527
- Other intangible assets, net	22,766	4,433	649
- Property, machinery and equipment, net	(12,101)	(6,460)	(946)
- Land use rights	(1,144)	—	—
- Assets held by the Company	73,083	12,517	1,834
- Deferred income taxes recognized on consolidation	—	506	74

Total assets	4,522,920	4,136,593	606,014

14	Income taxes

The Company and its subsidiaries are subject to income tax on an entity basis on income arising in or derived from the tax jurisdictions in which they operate.

The Company was incorporated under the International Business Companies Act of the BVI and, accordingly, is exempt from BVI income taxes.

Substantially all of the Group’s income before income tax expense, noncontrolling interests, and extraordinary items is generated in the PRC by CECT. Prior to January 1, 2008, CECT was regarded as a “high-tech enterprise” by the PRC government and was granted a preferential PRC enterprise income tax rate of 15%. Further, CECT was granted a tax holiday from the PRC enterprise income tax for the period from May 22, 2000 to December 31, 2002, and was entitled to a 7.5% PRC enterprise income tax rate from January 1, 2003 through December 31, 2005. Prior to January 1, 2008, the branch of CECT at Huizhou, the PRC, is subject to the PRC enterprise income tax at a rate of 24% as the branch is regarded as a manufacturing entity located at the coastal zone.

On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Enterprise Income Tax Law of the PRC (the “New Tax Law”) which took effect on January 1, 2008. Under the New Tax Law, effective January 1, 2008, the applicable enterprise income tax rates in the PRC was revised to 25%.

Under the New Tax Law, CECT, including its Huizhou branch, is subject to the enterprise income tax rate of 25% commencing from the year beginning January 1, 2008. The deferred tax assets and liabilities of CECT are measured using the enacted tax rate of 25% that is expected to apply in the years in which those temporary differences are expected to be recovered or settled.

The new Tax Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China for distribution of earnings generated after January 1, 2008. Under the New Tax Law, the distribution of earnings generated prior to January 1, 2008 is exempt from the withholding tax. In addition, as CECT will not be distributing its earnings for the year ended December 31, 2008 and 2009 to the Company, no deferred tax liability has been recognized for the undistributed earnings of CECT through December 31, 2009. Total undistributed earnings of CECT at December 31, 2009 was RMB1,647,394.

Income tax expense consists of the following:

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$

Current expense	119,614	162,267	22,415	3,284
Deferred expense (benefit)	(6,237)	(6,550)	(10,783)	(1,580)

Total income tax expense	113,377	155,717	11,632	1,704

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
Substantially all of the taxable income of the Group is generated by CECT, the Group’s subsidiary located in the PRC that is subject to the PRC enterprise income tax. A reconciliation of the expected income tax expense (based on the PRC statutory income tax rate) to the actual income tax expense is as follows:

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$

Expected tax based on PRC statutory income tax rate at 25% (2007: 33%)	234,713	148,855	(59,589)	(8,730)
Tax effect of preferential tax rates	(134,627)	—	—	—
Tax rate differential of the Company	2,189	(5,972)	53,870	7,892
Non-deductible expenses:
- Share-based compensation expenses	10,037	3,667	8,730	1,279
- Other	1,065	9,257	7,604	1,114
Non-taxable income	—	(90)	—	—
Deferred tax asset not recognized	—	—	1,017	149

Actual income tax expense	113,377	155,717	11,632	1,704

The tax rate differential amounts represent the income or loss that is not taxable due to the company’s BVI incorporation.
Deferred income tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of those amounts shown on the consolidated balance sheets are as follows:

	December 31,
	2008	2009
	RMB	RMB	US$

Deferred tax assets:
Tax losses carried forward	1,288	—	—
Allowance for doubtful accounts	1,033	3,233	474
Inventory write-off	3,919	9,841	1,442
Accrued product warranties	754	481	70
Assets held for sale	—	2,694	395
Property, machinery and equipment, net	2,821	1,614	236
Land use rights	275	—	0
Impairment of investment at cost	—	701	103

Total deferred tax assets	10,090	18,564	2,720

Deferred tax liability:
Other intangible assets, net	(3,416)	(1,108)	(162)

Net deferred tax asset	6,674	17,456	2,558

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

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the Group will realize the benefits of the deductible differences as of December 31, 2008 and 2009. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

As of December 31, 2008 and 2009, the Group has no material unrecognized tax benefit which would effect the income tax rate in future periods and does not believe that there will be any significant increases or decreases of unrecognized tax benefits within the next twelve months. No interest or penalties relating to income tax matters have been imposed on the Group during the year ended December 31, 2007, 2008 and 2009, and no provision for interest and penalties is deemed necessary as of December 31, 2008 and 2009.

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

For the years ended December 31, 2007, 2008 and 2009, substantially all of the Group’s income was attributable to CECT. Income of CECT, as determined under generally accepted accounting principles in the PRC (the “PRC GAAP”), is distributable after transfer to dedicated statutory reserve funds, namely, the general reserve, the enterprise expansion fund, and the staff welfare and bonus fund, pursuant to the laws applicable to Foreign Investment Enterprises in the PRC and the Company’s articles of association. These reserve funds can only be used for specific purposes and are not distributable as cash dividends. Under the relevant regulations, CECT is required to transfer at least 10% of its annual PRC GAAP income to the general reserve until such reserve reaches 50% of its registered capital.

Transfers to the enterprise expansion fund and the staff welfare and bonus fund are at the discretion of the board of directors of CECT. For the years ended December 31, 2007, 2008 and 2009, CECT made transfers to the general reserve of approximately RMB65,796, RMB46,429 and RMB513 (US$75), respectively. The board of directors of CECT did not recommend any transfers to the enterprise expansion fund and the staff welfare and bonus fund for the years ended December 31, 2007, 2008 and 2009. The accumulated balance of statutory reserve funds maintained at CECT as of December 31, 2008 and 2009 were RMB183,555 and RMB184,068 (US$26,966), respectively.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
16	Earnings (loss) per share
The following represents a reconciliation from basic earnings (loss) per share to diluted earnings (loss) per share:

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$

Income (loss) before extraordinary item	597,874	439,705	(249,989)	(36,623)
Income before extraordinary item attributable to noncontrolling interests	(33,074)	(15,901)	(380)	(56)

Income (loss) before extraordinary item attributable to holders of ordinary shares	564,800	423,804	(250,369)	(36,679)
Amount allocated to participating convertible notes	—	(53,889)	—	—

Income (loss) before extraordinary item available to holders of ordinary shares	564,800	369,915	(250,369)	(36,679)
Extraordinary item attributable to holders of ordinary shares	28,689	—	—	—

Basic net income (loss) after extraordinary item available to holders of ordinary shares	593,489	369,915	(250,369)	(36,679)

Net income (loss) before extraordinary item available to holders of ordinary shares	564,800	369,915	(250,369)	(36,679)
Net income allocated to participating convertible notes	—	53,889	—	—
Interest on convertible notes	—	92,944	—	—
Exchange loss on revaluation of convertible notes	—	11,471	—	—
Loss on extinguishment of convertible notes	—	10,634	—	—
Gain on remeasurement of derivatives embedded in convertible notes	—	(144,939)	—	—

Fully diluted net income (loss) before extraordinary item	564,800	393,914	(250,369)	(36,679)
Extraordinary item	28,689	—	—	—

Fully diluted net income (loss) after extraordinary item	593,489	393,914	(250,369)	(36,679)

Weighted average ordinary shares:
Basic	48,322,000	49,216,000	48,034,000	48,034,000
Effect of dilutive ordinary share equivalents	—	7,170,000	—	—

Diluted	48,322,000	56,386,000	48,034,000	48,034,000

Basic earnings (loss) per ordinary share:
Before extraordinary items	11.69	7.52	(5.21)	(0.76)
Extraordinary items	0.59	—	—	—

After extraordinary items	12.28	7.52	(5.21)	(0.76)

Diluted earnings(loss) per ordinary share:
Before extraordinary items	11.69	6.99	(5.21)	(0.76)
Extraordinary items	0.59	—	—	—

After extraordinary items	12.28	6.99	(5.21)	(0.76)

Ordinary share equivalents outstanding during the year ended December 31, 2007, which consist of share options issued pursuant to the Company’s stock option plan, were anti-dilutive and accordingly, were excluded from the calculation of diluted earnings per share for the year ended December 31, 2007. Except for the convertible notes issued in May 2008, all other ordinary share equivalents outstanding during the year ended December 31, 2008, including share options and warrants, were anti-dilutive and accordingly, were excluded from the calculation of diluted earnings per share for the year ended December 31, 2008. For the year ended December 31, 2009, all ordinary share equivalents outstanding, including share options, restricted shares, convertible notes and warrants, were anti-dilutive.

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
On December 4, 2009, the Company issued 960,884 ordinary shares to a director and various employees of the Group upon the vesting of restricted shares granted under the QXMC 2007 Stock Plan (Note 18(a)).
On November 23, 2009, a holder of the Notes exercised the option to convert US$8,187 of the principal amount of the Notes and accrued interest thereon of US$293 into 2,093,996 ordinary shares of the Company at a conversion price of US$4.05 per share. The stock price of the Company’s ordinary shares was US$4.66 at the date of exercise of the option to convert.
On December 9, 2009, a holder of the Notes exercised the option to convert US$7,886 of the principal amount of the Notes and accrued interest thereon of US$296 into 2,020,290 ordinary shares of the Company at a conversion price of US$4.05 per share. The stock price of the Company’s ordinary shares was US$4.35 at the date of exercise of the option to convert.
18	Stock plan and warrants
(a)	QXMC 2007 Stock Plan
Pursuant to a shareholders’ resolution passed on March 19, 2007, the Company adopted an equity incentive plan (the “QXMC 2007 Stock Plan”) under which the Company may grant incentive share options, nonstatutory share options, restricted shares, share appreciation rights, restricted share units, performance units, performance shares and other stock based awards to certain qualifying directors, employees and consultants of the Group in accordance with the provisions of the QXMC 2007 Stock Plan.
On March 19, 2007, the Company granted share options to a director and various employees of the Group to purchase 2,716,520 shares of the Company’s ordinary shares at an exercise price of US$7.50 per share. The options granted have terms ranging from 2 to 6 years from the date of grant and vest on various dates commencing from November 1, 2007.
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
The Company recognizes compensation cost based on the grant date fair value over the period that the employees are required to provide services in exchange for the award. The amount of share-based compensation expense recognized for the options was approximately US$5,119 (RMB38,626), US$2,111 (RMB14,668) and US$1,767 (RMB12,070) during the years ended December 31, 2007, 2008 and 2009, respectively. Of the expense recognized in 2007, 1% was charged to selling and distribution expenses, 94% to general and administrative expenses and 5% to research and development expenses. Of the expense recognized in 2008, 2% was charged to selling and distribution expenses, 83% to general and administrative expenses and 15% to research and development expenses. Of the expense recognized in 2009, 1% was charged to selling and distribution expenses, 85% to general and administrative expenses and 14% to research and development expenses.
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
The fair value of the share options on the date of grant was US$1.385 per share option which was estimated by management using the Black-Scholes option pricing based on the following assumptions:

Fair value of underlying ordinary shares on grant date	US$	10.43
Expected share price volatility		48.90%
Expected dividend yield		0.0%
Expected term (in years)		2.0
Risk-free interest rate		5.1%
Stock option activity of the Company during the year ended December 31, 2009 was as follows:

		Weighted	Weighted
		average	average
		exercise	remaining	Aggregate
	Number of	price	contractual	intrinsic
	options	per share	term	value
		US$		US$

Balance as of January 1, 2009	3,211,520	11.42
Granted	—	—
Expired	(266,720)	7.50
Cancelled	(1,744,800)	7.50

Balance as of December 31, 2009	1,200,000	18.00	1.2 years	—

Exercisable as of December 31, 2009	1,200,000	18.00	1.2 years	—

In December 2009, the Company granted 1,955,057 restricted shares to a director and various employees and concurrently cancelled 1,744,800 of employee share options that were outstanding under the QXMC 2007 Stock Plan. Of the 1,955,057 restricted shares that were granted, 960,884 shares vested immediately while the balance of 994,173 shares vest on various dates ending April 1, 2012. The grant of restricted shares and cancellation of outstanding share options resulted in a modification charge of approximately US$6,360, which is being recognized over the vesting periods of the restricted shares. The modification charge recognized in 2009 amounted to US$3,348 (RMB22,851), of which 1% was charged to selling and distribution expenses, 91% to general and administrative expenses and 8% to research and development expenses. As of December 31, 2009, the total unrecognized stock compensation expense amounted to US$7,475, which is expected to be recognized over a remaining weighted average vesting period of 2.25 years.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
The following table summarizes the activities for the Company’s unvested restricted shares for the year ended December 31, 2009:

		Weighted
		average
		grant date
	Number of	fair
	shares	value
		US$

Balance as of January 1, 2009	—	—
Granted	1,955,057	4.60
Vested	(960,884)	4.60

Balance as of December 31, 2009	994,173	4.60

Expected to vest after December 31, 2009	994,173	4.60

The fair value of restricted shares granted is determined based on the closing trading price of the Company’s shares on the grant date.
(b)	Warrants
The Company did not have any outstanding warrants during the year ended December 31, 2007. Warrants outstanding during the years ended December 31, 2008 and 2009 relate to the Warrants issued in connection with the issuance of the Notes discussed in note 12 to the consolidated financial statements. Information about the Warrants outstanding as of December 31, 2009 is as follows:

		Weighted	Weighted
		average	average
		exercise	remaining
	Number of	price	contractual
	warrants	per share	Term
		US$

Investor Warrants	1,648,721	8.91	3.4 years
Agent Warrants	942,127	8.91	3.4 years

Total	2,590,848	8.91	3.4 years

Exercisable as of December 31, 2009	2,590,848	8.91	3.4 years

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(amounts in thousands, except share and per share data)
19	Fair value of financial instruments
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
The Company has adopted accounting guidance that defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The guidance also establishes a fair value hierarchy which requires classification based on observable and unobservable inputs when measuring fair value. The fair value hierarchy distinguishes between assumptions based on market data (observable inputs) and an entity’s own assumptions (unobservable inputs). The hierarchy consists of three levels:
Level one — Quoted market prices in active markets for identical assets or liabilities;
Level two — Inputs other than level one inputs that are either directly or indirectly observable; and
Level three — Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.
Determining which category an asset or liability falls within the hierarchy requires significant judgment.
The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis at December 31, 2009:

	Using Inputs
Description	December 31, 2009	Level 1	Level 2	Level 3
	RMB	RMB	RMB	US$
Warrant liability	112,162	—	112,162	—
Derivative liability	39,978	—	—	39,978

Total	152,140	—	112,162	39,978

There were no assets or liabilities measured at fair value on a non-recurring basis during the years ended December 31, 2009 and 2008.
The carrying amount and the estimated fair value of the Group’s convertible notes at December 31, 2009 were RMB112,162 (US$16,432) (2008: RMB206,211) and RMB106,281 (US$15,562) (2008: RMB357,621), respectively. The liability-classified embedded derivatives relating to the convertible notes and the Warrants are measured at fair value at the end of each reporting period (see note 12).
20	Commitments and contingencies
(a)	Operating lease commitments
The Group has operating lease agreements for office and factory premises which extend through December 2011. As of December 31, 2009, the Group’s future minimum lease payments required under non-cancellable operating leases are as follows:

RMB

Year ending December 31,
- 2010	6,448
- 2011	945

Total	7,393

Lease expenses of the Group for the years ended December 31, 2007, 2008 and 2009 were approximately RMB4,560, RMB4,998 and RMB6,090 (US$892), respectively.
(b)	Guarantees
The Group had provided guarantees to banks in respect of borrowings granted to QXCI to the extent of RMB150,000 and nil as of December 31, 2008 and 2009, respectively. Such borrowings were utilized by QXCI to the extent of RMB105,655 and nil as of December 31, 2008 and 2009, respectively.
21	Related party transactions
(a)	Name and relationship of related parties

Name of related party	Existing relationship with the Company

Qiao Xing Universal Resources, Inc. (“Xing”)	Parent company

Huizhou Qiao Xing Communication Industry Ltd. (“QXCI”)	Subsidiary of Xing until November 30, 2009

Qiao Xing Group Limited (“QXGL”)	A company controlled by certain directors of the Company
(b)	Summary of related party transactions
(i)	During the years ended December 31, 2007, 2008 and 2009, the Group received processing fee income from QXCI for handset processing services rendered, amounting to RMB13,314, RMB6,573 and RMB1,371 (US$201), respectively.

(ii)	The Company provided guarantee in respect of US$40,000 of senior convertible notes issued by Xing to two strategic investors in June 2006. Immediately prior to the listing of the Company’s ordinary shares on the NYSE on May 3, 2007, the two strategic investors converted the US$40,000 convertible notes into 7,800,000 ordinary shares of the Company that were then owned by Xing.

(iii)	During the year ended December 31, 2009, the Company redeemed US$30,706 (equivalent to RMB150,000) of the principal amount of the Notes, which were owned by Xing. In addition, the Company paid to Xing US$1,073 (equivalent to RMB7,331) for interest that was accrued on the Notes as of the date of redemption.

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
(c)	Summary of related party balances

	December 31,
	2008	2009
	RMB	RMB	US$

Amount due to Xing	(11,155)	(5,568)	(816)

The amount represents non-interest bearing net advances to and from Xing which are unsecured and have no fixed repayment terms. The amount resulted principally from the Group’s participation in a cash management arrangement at the direction and discretion of Xing (Note 2(c)) and represents the netting of the following advances to and from the related parties of Xing:

	December 31,
	2008	2009
	RMB	RMB	US$

Amounts due (to) from related parties before execution of netting arrangement:
- Xing	(14,047)	(3,923)	(575)
- QXGL	(4,364)	(1,498)	(219)
- Director: Wu Zhi Yang	(147)	(147)	(22)
- QXCI	7,403	—	—

Net advances from Xing	(11,155)	(5,568)	(816)

22	Subsequent events
(a)	In February 2010, CECT incorporated a wholly-owned subsidiary, Beijing Yilian Xuntong Technology Co., Ltd. (“BYXT”), in the PRC to engage in the sale of mobile phones and accessories. The registered and paid-up capital of BYXT was RMB10,000.

(b)	In April 2010, the Company issued 331,391 ordinary shares to a director and various employees of the Group upon the vesting of restricted shares that were granted in 2009 under the QXMC 2007 Stock Plan.

(c)	In May 2010, CECT entered into an agreement to dispose of its 10% equity interest held in CEC Mobile Co., Ltd. to a third party for a total consideration of RMB5,000 (US$733). An impairment charge of RMB2,803 (US$411) was made during the year ended December 31, 2009 to write down the carrying value of the investment to the value of the expected sales proceeds.