Form 20-F
period 2010-12-31
Qiao Xing Mobile Communication Co., Ltd.
filed 2011-06-30
CIK 1386607

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2010
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
30th Floor, Tower A, Eagle Run Plaza, No. 26 Xiaoyun Road, Chaoyang District, Beijing 100016, People’s Republic of China
(Address of Principal Executive Offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Exchange on which registered
Ordinary Shares, without par value	New York Stock Exchange, Inc.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2010:
53,016,292 Ordinary Shares, without par value
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
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☑
International Financial Reporting Standards as issued by the International Accounting Standards Board
Other
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

INTRODUCTION
This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2009 and 2010, and for the years ended December 31, 2008, 2009 and 2010.
We and certain selling shareholders of our company completed the initial public offering of 13,333,334 ordinary shares of nil par value on May 8, 2007. On May 3, 2007, we listed our ordinary shares on the New York Stock Exchange, or NYSE, under the symbol “QXM.”
Unless otherwise indicated, references in this annual report to:
•	“3G” are to the third generation of telecommunication hardware standards and general technology for mobile networking that provides increased bandwidth and allows a mobile device user to access a wide variety of services, such as multimedia;
•	“CECT” are to CEC Telecom Co., Ltd., our principal operating subsidiary in China;
•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong, or the Hong Kong SAR, and Macau;
•	“CDMA” are to Code Division Multiple Access, a method for transmitting simultaneous encoded signals over a shared portion of the spectrum. The foremost application of CDMA is digital cellular phone technology;
•	“EDGE” are to Enhanced Data GSM Environment, a faster version of the GSM wireless service designed to deliver data at rates up to 384 Kbps;
•	“EMS” are to electronic manufacturing services, a general term used to describe the services provided by companies that design, test, manufacture, distribute and provide return and repair services for electronic components and assemblies for original equipment manufacturers;
•	“GSM” are to Global System for Mobile Communications, a digital cellular phone technology based on time division multiple access;
•	“GPS” are to Global Positioning System, a global navigation satellite system often used for navigation purposes;
•	“MIIT” are to China Ministry of Industry and Information Technology;
•	“RMB” and “Renminbi” are to the legal currency of China;
•	“SIM” are to Subscriber Identity Module, the smart card used in cellular phones to securely store the key that is used to identify the mobile phone service subscriber;
•	“SMT” are to Surface Mount Technology, a space saving technique whereby special leadless components are soldered onto the surface of a printed circuit board;
•	“TD-SCDMA” are to Time Division-Synchronous Code Division Multiple Access, a 3G wireless standard that supports data transmission at speeds up to 2 Mbps. The standard combines time division multiple access with an adaptive, synchronous-mode code division multiple access component;
•	“US$,” “$,” and “U.S. dollars” are to the legal currency of the United States;
•	“WCDMA” are to Wideband Code Division Multiple Access, a 3G wireless standard which utilizes one 5 MHz channel for both voice and data, initially offering data speeds up to 384 Kbps; and
•	“We,” “us,” “our company” and “our” are to Qiao Xing Mobile Communication Co., Ltd., its predecessor entities and its consolidated subsidiaries, unless the context indicates otherwise.
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
A. Selected Financial Data
The following selected consolidated statement of operations data and selected consolidated cash flow data for the years ended December 31, 2008, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009 and 2010 are derived from our audited consolidated financial statements included elsewhere in this annual report, and are qualified by reference to, and should be read in conjunction with, our audited consolidated financial statements and related notes. The selected consolidated statement of operations data and the selected consolidated cash flow data for the year ended December 31, 2007, and our consolidated balance sheet data as of December 31, 2007, have been derived from our audited consolidated financial statements that are not included in this annual report. We adopted authoritative guidance regarding accounting for non-controlling interests in our consolidated financial statements on January 1, 2009, and retrospectively reclassified certain comparative figures for prior periods to conform to the presentation in 2009. Accordingly, the selected consolidated statement of operations data and the selected consolidated cash flow data for the period from January 1, 2006 to November 30, 2006, and the period from November 30, 2006 to December 31, 2006, and the selected consolidated balance sheet data as of November 30, 2006, and December 31, 2006 have been derived from our unaudited consolidated financial statements that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate the results that may be expected for any future periods.
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

	(Old
	Basis)	(New Basis)
	January 1,	November
	2006 to	30, 2006 to
Consolidated statement of operations data	November	December	Year ended December 31,
(Amounts in thousands, except per share data)	30, 2006	31, 2006	2007	2008	2009	2010
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	($)
Revenues	2,281,198	256,013	3,141,094	2,153,873	1,632,912	855,544	129,628
Gross profit (loss)	437,871	37,131	885,250	866,777	251,317	(48,784)	(7,392)
In-process research and development	—	(41,739)	—	—	—	—	—
Amortization of other intangible assets	(10,890)	(4,288)	(32,280)	(11,727)	(4,733)	(4,433)	(672)
Impairment of goodwill	—	—	—	—	—	(112,814)	(17,093)
Impairment of assets held for sale	—	—	—	—	(5,957)	—	—
Impairment of other intangible assets	—	—	—	(26,235)	(13,600)	—	—
Operating income (loss)	379,917	(13,934)	729,017	608,791	7,406	(348,672)	(52,830)
Interest expense	(27,115)	(2,213)	(47,034)	(165,506)	(326,512)	(45,159)	(6,842)
Gain (loss) on remeasurement of embedded derivatives	—	—	—	144,939	(87,935)	19,006	2,880
(Loss) gain on remeasurement of warrant liability	—	—	—	—	(7,219)	4,343	658
(Loss) gain on extinguishment of convertible debts	—	—	—	(10,634)	159,326	—	—
Gain on disposal of subsidiaries	—	—	—	2,269	—	—	—
Impairment of investment at cost	—	—	—	—	(2,803)	—	—
Income (loss) before income tax expense and extraordinary items	371,607	(13,435)	711,251	595,422	(238,357)	(353,767)	(53,601)
Income tax expense	(55,991)	(4,251)	(113,377)	(155,717)	(11,632)	(17,456)	(2,645)
Income (loss) before extraordinary items	315,616	(17,686)	597,874	439,705	(249,989)	(371,223)	(56,246)
Extraordinary items: Gains on acquisitions of additional equity interests in CECT, net of nil tax	17,796	—	28,689	—	—	—	—
Net income (loss)(1)	333,412	(17,686)	626,563	439,705	(249,989)	(371,223)	(56,246)
Net (income) loss attributable to noncontrolling interests	(27,260)	(1,799)	(33,074)	(15,901)	(380)	8,381	1,270
Net income (loss) attributable to holders of ordinary shares	306,152	(19,485)	593,489	423,804	(250,369)	(362,842)	(54,976)
Earnings (loss) per share before extraordinary gains(2)
— Basic	7.21	(0.49)	11.69	7.52	(5.21)	(6.85)	(1.04)
— Diluted	7.21	(0.49)	11.69	6.99	(5.21)	(6.85)	(1.04)
Earnings (loss) per share(1)(2)
— Basic	7.65	(0.49)	12.28	7.52	(5.21)	(6.85)	(1.04)
— Diluted	7.65	(0.49)	12.28	6.99	(5.21)	(6.85)	(1.04)
Weighted average number of shares outstanding
— Basic	40,000	40,000	48,322	49,216	48,034	52,935	52,935
— Diluted	40,000	40,000	48,322	56,386	48,034	52,935	52,935

	(Old Basis)	(New Basis)
Consolidated balance sheet data	November	December 31,
(Amounts in thousands)	30, 2006	2006	2007	2008	2009	2010
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	($)

Cash	713,099	762,086	2,729,982	2,907,148	3,129,070	2,755,505	417,501
Accounts receivable, net	407,610	546,893	418,564	462,282	114,689	239,390	36,271
Prepayments to suppliers	145,652	232,008	155,993	363,907	181,550	86,302	13,076
Total current assets	1,684,197	1,893,910	3,601,182	4,177,000	3,989,431	3,212,607	486,758
Total assets	1,985,147	2,336,152	3,994,102	4,522,920	4,136,593	3,233,437	489,914
Short-term borrowings	610,314	602,790	983,904	983,950	884,708	446,000	67,576
Accounts payable	177,609	165,326	107,990	52,047	60,751	39,737	6,021
Embedded derivative liability	—	—	—	124,130	39,978	20,113	3,047
Convertible notes	—	—	—	206,211	112,162	112,162	16,994
Total current liabilities	1,026,702	1,207,228	1,239,764	1,515,747	1,211,060	657,306	99,591
Total liabilities	1,030,413	1,218,968	1,245,325	1,516,067	1,233,697	674,956	102,265
Total shareholders’ equity	879,637	1,040,288	2,670,542	2,914,788	2,810,451	2,474,417	374,912

	(Old
	Basis)	(New Basis)
	January 1,	November
	2006 to	30, 2006 to
Consolidated cash flow data	November	December	Year ended December 31,
(Amounts in thousands)	30, 2006	31, 2006	2007	2008	2009	2010
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	($)
Net cash provided by (used in) operating activities	513,378	(215,111)	855,524	110,106	602,369	(268,049)	(40,613)
Net cash (used in) provided by investing activities	(249,317)	63,431	23,016	(57,663)	(58,529)	331,026	50,155
Net cash provided by (used in) financing activities	69,661	200,667	1,117,327	143,738	(321,981)	(436,582)	(66,149)

	Year ended December 31,
Other selected operating data(3)	2006	2007	2008	2009	2010
Mobile handsets shipped (in thousands of units)	2,262	3,816	2,714	2,123	1,238
Average mobile handset selling price (RMB)(4)	1,094	816	788	735	672

(1)	Our PRC operating subsidiary, CECT, enjoys certain preferential tax rates and holidays under local government policies. See “Item 5. Operating and financial review and prospects—Taxation.” Without the tax holidays, our net income (loss) and basic and diluted earnings (loss) per share for the following periods would have been reduced or increased as follows:

	(Old
	Basis)	(New Basis)
	January 1,	November
	2006 to	30, 2006 to
	November	December	Year ended December 31,
(Amounts in thousands)	30, 2006	31, 2006	2007	2008	2009	2010
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	($)
(Reduction in net income by) / increase in net loss by	(1,147)	1	(1,056)	—	—	—	—
Reduction in basic and diluted earnings per share by (2)	(0.02)	—	(0.02)	—	—	—	—

(2)	Basic and diluted earnings (loss) per share data reflects on a retroactive basis a 40-for-one share split that became effective on April 13, 2007.

(3)	Other selected operating data is derived from our operating records.

(4)	The average mobile handset selling price for handsets in a given period is calculated by dividing revenue from handsets by unit sales volume during the same period.

We publish our financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as published by the Federal Reserve Board of the United States as of December 30, 2010, which was RMB6.6000 to $1.00. No representation is made that the Renminbi amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.
On June 24, 2011, the certified exchange rate was RMB6.4737 to $1.00.
The following table sets forth information regarding the certified exchange rates in Renminbi and U.S. dollars for the periods indicated.

	Renminbi per U.S. dollar certified exchange rate
	Period end	Average(1)	Low	High
2006	7.8041	7.9579	7.8041	8.0702
2007	7.2946	7.5806	7.2946	7.8127
2008	6.8225	6.9193	6.7800	7.2946
2009	6.8259	6.8295	6.8176	6.8470
2010	6.6000	6.7603	6.6000	6.8330
December	6.6000	6.6497	6.6000	6.6745
2011
January	6.6017	6.5964	6.5809	6.6364
February	6.5713	6.5761	6.5520	6.5965
March	6.5483	6.5645	6.5483	6.5743
April	6.4900	6.5267	6.4900	6.5477
May	6.4786	6.4957	6.4786	6.5073
June (through June 24, 2011)	6.4737	6.4757	6.4628	6.4824

Source:	For the period from January 1, 2006 to December 31, 2008, the exchange rates were the noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York and for the period subsequent to and including January 5, 2009, the exchange rates were the certified exchange rates as published by the Federal Reserve Board of the United States. Effective January 1, 2009, the Federal Reserve Bank of New York discontinued publication of foreign exchange rates certified for customs purposes; and effective January 5, 2009, the Federal Reserve Board of the United States reinstituted the publication of the daily exchange rate data in a weekly version of the H.10 release.

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Risks Related to Our Business
Any recurrence of the global financial crisis and economic downturn similar to that occurred in 2008 and early 2009 could materially and adversely affect our business, financial condition, results of operation and prospects.
The global financial markets experienced periods of extreme volatility and disruption in 2008 and early 2009. The global financial crisis, concerns over inflation or deflation, energy costs, geopolitical risks, and the availability and cost of financing contributed to the unprecedented levels of market volatility and adversely affected the expectations for the continuous growth of the global economy, the capital market and the consumer industry. These factors, combined with others, resulted in a severe global economic downturn and also a slowdown in the PRC economy. This change in the macro-economic conditions had an adverse impact on our business and operations by causing a decrease in the number mobile handset we sold in 2009. Although the global and PRC economies have shown signs of recovery from the second half of 2009, any recurrence of the global financial crisis as a result of the recent market volatility arising from the concerns over certain European countries may adversely affect the growth of the PRC economy, which could adversely affect our business, financial condition, results of operations and prospects.
Evaluating our business and prospects may be difficult and our past results may not be indicative of our future performance.
We have experienced significant decreases in our revenue, operating income and net income in recent years and therefore evaluating our future business and prospects may be difficult.

Primarily due to the global economic downturn and increasing competition in the Chinese mobile handset market, we experienced significant decreases in our revenue, operating income and net income in each of 2008, 2009 and 2010. The decreases were especially significant in 2010 as our new product offerings were not generally well received by the market.
While we intend to work hard and adopt measures to reverse these recent trends, we may continue to experience significant decreases in our revenue, operating income and net income and may not be able to achieve growth in future periods as we did in earlier years. Due to the current increased competition in the market, our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects and you should not rely on our past results or our historical rates of growth or decline as an indication of our future performance.
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
The mobile handset manufacturing industry in China is intensely competitive. Industry participants compete with each other mainly on the basis of the breadth and depth of their product portfolios, price, operational and manufacturing efficiency, technical performance, product features, quality, customer support and brand recognition. We are facing significant competition from a number of competitors, including domestic mobile handset producers such as Bird Ningbo Co., Ltd., Konka Group Co., Ltd., Beijing Tianyu Communication Equipment Co. Ltd., Gionee Communication Co., Ltd. and Haier (Qingdao) Telecom Co., Ltd. and a number of large multinational mobile handset producers, such as Apple Inc., Nokia Corporation, Motorola, Inc., Samsung Electronics Co., Ltd., Sony Ericsson Mobile Communications (China) Co. Ltd., and LG Electronics (China) Ltd. Many of our competitors have longer operating histories, greater name recognition, significantly larger market shares, access to larger customer bases and significantly greater economies of scale and financial, sales and marketing, manufacturing, distribution, technical and other resources than we do. Some of these competitors have used, and we expect will continue to use, more aggressive pricing strategies, greater amounts of incentives and subsidies for distributors, retailers and customers, more successful design approaches and more advanced technologies. In addition, some competitors have chosen to focus on building products based on commercially available components, which may enable them to introduce these products faster and with lower levels of research and development spending than us. Furthermore, consolidation among the industry participants in China may potentially result in stronger competitors that are better able to compete as end-to-end suppliers as well as competitors who are more specialized in particular areas and geographic markets. This could have a material adverse effect on our business, financial condition, results of operations and prospects.

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
We rely on the manufacturing services provided by third-party manufacturers, including EMS providers, to manufacture a significant portion of our mobile handset products. In 2008, 2009 and 2010, we outsourced to third-party EMS providers, 73.7%, 90.2% and 99.4%, respectively, of the total mobile handsets we shipped. Reliance on third-party manufacturers involves a number of risks, including the lack of control over the manufacturing process and the potential absence or unavailability of adequate capacity. If any of our third-party manufacturers cannot or will not manufacture our products in required volumes on a cost-effective basis, in a timely manner, at a sufficient level of quality, or at all, we will need to secure additional manufacturing capacity. Even if this additional capacity is available at commercially acceptable terms, the qualification process could be lengthy and could cause interruptions in product shipments, which may result in a decrease in our sales. In many cases, some of our competitors also utilize the same contract manufacturers, and we could be blocked from acquiring the needed components or increasing capacity if they have purchased capacity ahead of us. The unexpected loss of any of our third-party manufacturers could be disruptive to our business.
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
Substantially all of our sales are made to our distributors. As of June 24, 2011, our distribution network included four national distributors, 38 provincial distributors and three TV direct sales distributors. These distributors resell our products to end customers in China either directly or through their own distribution networks principally composed of local distributors and retail outlets. We grant our distributors the right to use our brand name and logo when they market our products within their respective sales territories or channels and when they provide after-sales support to our end-user customers. However, our contractual arrangements with our distributors do not provide us with control over their everyday business activities, and one or more of our distributors may engage in activities that are prohibited under our contractual arrangements with them, that violate PRC laws and regulations governing the mobile handset industry or other PRC laws and regulations generally, or that are otherwise harmful to our business or our reputation in the industry.
Distributors individually accounting for more than 10% of our revenues collectively accounted for 65.1%, 86.4% and 77.6% of our revenues in 2008, 2009 and 2010, respectively. See note 1(c) to our audited consolidated financial statements included elsewhere in this annual report for a list of such distributors. Due to our dependence on distributors for the sale, marketing and after-sales support of our products, any one of the following events may cause material fluctuations or declines in our revenue and have a material adverse effect on our financial condition and results of operations:
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

We do not produce most of the components and raw materials necessary for the production of our mobile handsets and rely on suppliers to provide us with a substantial portion of these components and raw materials. The aggregate costs attributable to our five largest raw materials and components suppliers in 2008, 2009 and 2010 were 72.5%, 88.3% and 97.4%, respectively. We may experience a shortage in the supply of certain components in the future and if any such shortage occurs, our manufacturing capabilities and results of operations could be materially adversely affected. If any supplier is unwilling or unable to provide us with high quality components and raw materials in required quantities and at acceptable costs, we may not be able to find alternative sources on satisfactory terms in a timely manner, or at all. Our inability to find or develop alternative sources if and as required could result in delays or reductions in manufacturing and product shipments. Moreover, these suppliers may delay component or material shipments or supply us with inferior quality components or raw materials that may adversely impact the performance of our mobile handsets. If any of these events occur, our competitive position, reputation and business could suffer.
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
We believe that our current cash and cash flow from operations will be sufficient to meet our present working capital needs. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:
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
The dividends we receive from CECT and our global income may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operations. In addition, our foreign corporate holders of ordinary shares may be subject to a PRC withholding tax upon the dividends payable by us and upon gains realized on the sale of our ordinary shares, if we are classified as a PRC “resident enterprise.”
Under the PRC Enterprise Income Tax Law, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise are subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The British Virgin Islands, where we are incorporated, does not have such a tax treaty with the PRC. If we are considered a non-resident enterprise, this 10% withholding tax imposed on our dividend income received from CECT would reduce our net income and have an adverse effect on our operating results.
Under the tax law, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a resident enterprise and is subject to the enterprise income tax at the rate of 25% on its worldwide income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. Substantially all of our management members are based in the PRC. If the PRC tax authorities subsequently determine that we should be classified as a resident enterprise, then our worldwide income will be subject to income tax at a uniform rate of 25%, which may have a material adverse effect on our financial condition and results of operations. Notwithstanding the foregoing provision, the tax law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if we are classified as a resident enterprise, the dividends we receive from CECT may be exempted from income tax.
In addition, under the tax law, foreign corporate holders of our ordinary shares may be subject to a 10% withholding tax upon dividends payable by us and gains realized on the sale or other disposition of ordinary shares, if such income is sourced from within the PRC. Although we are incorporated in the British Virgin Islands, it remains unclear whether the dividends payable by us or the gains our foreign corporate holders may realize will be regarded as income from sources within the PRC if we are classified as a PRC resident enterprise. Any such tax may reduce the return on an investment in our ordinary shares by a foreign corporation.
We depend on our key personnel, and our business and growth may be severely disrupted if we lose their services. We may also have difficulty attracting and retaining qualified management and research and development personnel.
Our future success depends substantially on the continued services of our key personnel. In particular, we are highly dependent on Mr. Zhi Yang Wu, our chairman and chief executive officer, and Dr. David Li, our general manager of research and development. We rely on their experience in the mobile handset manufacturing industry, similar business operations and sales and marketing and on their relationships with our shareholders, customers and suppliers. If we lose the services of one or more of these key personnel, we may not be able to replace them readily, if at all, with suitable or qualified candidates, and may incur additional expenses to recruit and retain new officers, which could severely disrupt our business and growth. We do not maintain key-man life insurance for any of our key personnel. If one or more of our key personnel is unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all.
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
Because substantially all of our earnings are denominated in Renminbi, any appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our balance sheet position and financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. In addition, fluctuations in the exchange rate between the U.S. dollar and the Renminbi would affect the relative purchasing power of our U.S. dollar-denominated cash assets and the Renminbi value of our U.S. dollar-denominated bank borrowings. Fluctuations in the exchange rate will also affect the relative value of any dividend we may issue that will be exchanged into U.S. dollars and the earnings from and value of any U.S. dollar-denominated investments we make in the future.
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
We believe that we were a passive foreign investment company for U.S. federal income tax purposes for our taxable year that ended December 31, 2010 and we may continue to be a passive foreign investment company in the current and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors.
We believe that we were a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes for our taxable year that ended December 31, 2010. We may continue to be a PFIC in the current and future taxable years unless (i) we significantly reduce the amount of cash we hold or (ii) our market capitalization increases significantly. Such classification could result in adverse U.S. federal income tax consequences to U.S. investors. We must make a separate determination each year as to whether we are a PFIC.
Specifically, we would be a PFIC for a taxable year if (i) at least 75% of our gross income is passive income during the taxable year or (ii) at least 50% of the average quarterly value of our assets during the taxable year is derived from assets that produce, or that are held for the production of, passive income.
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
If we are a PFIC for any taxable year, dividends paid by us in that year or the following taxable year will not be eligible for the reduced rate of taxation applicable to non-corporate U.S. investors, including individuals. Additionally, absent a special election, U.S. investors may be subject to additional U.S. federal income tax on gain recognized with respect to the ordinary shares and on certain distributions, plus an interest charge.
For a detailed discussion of the PFIC rules, see “Item 10. Additional information—E. Taxation—U.S. Federal Income Taxation—Passive foreign investment company.” We urge investors to consult their own tax advisors with respect to the U.S. federal income tax consequences of their investment.
If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected. In addition, investor confidence and the market price of our ordinary shares may be adversely impacted if we conclude that our internal control over financial reporting is not effective, in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.
Upon the closing of the initial public offering of our ordinary shares in May 2007, we became a public company in the United States that is subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on our internal control over financial reporting in this annual report on Form 20-F. In addition, the Securities Exchange Commission, or the SEC, may require our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting in our future annual reports. Our management has concluded that our internal controls over financial reporting were effective as of December 31, 2010. Such management report on internal control over financial reporting was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC. In the future, our management may conclude that our internal controls over our financial reporting are not effective. This could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could adversely impact the market price of our ordinary shares Our reporting obligations as a public company place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

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
Our parent company, Qiao Xing Universal Resources, Inc., or Xing, a public company listed on the Nasdaq Global Market, owned approximately 60.7% of our outstanding share capital as of December 31, 2010. Accordingly, Xing, as our controlling shareholder, has substantial control over our business, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Xing’s ultimate major shareholder is Mr. Rui Lin Wu, the chief executive officer and chairman of Xing and vice chairman of our company, who owned an aggregate of 41.5% equity interest in Xing as of June 24, 2011. In addition, Mr. Zhi Jian Wu Li, brother of our chairman and son of our vice chairman, also owned a 7.1% equity interest in Xing through Qiao Xing Trust and Wu Holdings Ltd. as of June 24, 2011. Accordingly, Mr. Rui Lin Wu, who has a controlling influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval at our parent company, also has substantial control over our business.
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
On September 9, 2010, we announced that we had received a proposal from our parent, Xing, regarding the acquisition of all of the outstanding ordinary shares of our company that Xing did not already own, by way of a Scheme of Arrangement (the “Proposed Transaction”) under British Virgin Islands law. The Proposed Transaction, if completed, would have resulted in us becoming a privately held company. The shareholders’ meeting with respect to the Proposed Transaction was scheduled to convene on April 7, 2011. However, the quorum requirement for the shareholders’ meeting was not met. As a result, the meeting was adjourned permanently and the proposed transaction was abandoned. For more detailed information regarding the Proposed Transaction, see our periodic filings with the SEC.
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
Adverse public health epidemics or pandemics could disrupt business and the economies of the PRC and other countries where we do business. From December 2002 to June 2003, China and other countries experienced an outbreak of a highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. However, a number of isolated new cases of SARS were subsequently reported, most recently in central China in April 2004. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. Some countries, including China, have encountered incidents of the H5N1 strain of avian influenza from 2003. From April 2009, the U.S. and certain other countries and regions, including China, reported the occurrence of H1N1 influenza. We are unable to predict the effect, if any, that any health epidemics may have on our business. In particular, any future outbreak of SARS, avian influenza, H1N1 influenza or other similar adverse public developments may, among other things, significantly disrupt our business, including limiting our ability to travel or ship our products within or outside China and forcing us to temporarily close our manufacturing facilities. Furthermore, an outbreak may severely restrict the level of economic activity in affected areas, which may in turn materially adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any outbreak of H1N1 influenza, avian influenza, SARS or any other epidemic.
Risks Related to Investment in our Shares
The market price for our ordinary shares may be highly volatile.
The trading price of our ordinary shares has been and may continue to be subject to wide fluctuations. During the period from May 3, 2007, the first day on which our ordinary shares were listed on the NYSE, until June 24, 2011, the trading prices of our ordinary shares ranged from $1.32 to $15.48 per ordinary shares and the closing sale price on June 24, 2011 was $1.99 per ordinary share. The market price for our ordinary shares may continue to be volatile and subject to wide fluctuations in response to factors including the following:
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
A. History and Development of the Company
We are a British Virgin Islands company incorporated on January 31, 2002. Our ordinary shares were listed on the NYSE on May 3, 2007.
We conduct substantially all of our business through CECT, our operating subsidiary in the PRC in which we own a 96.6% equity interest. CECT was formed in 2000 by six PRC companies. We acquired an initial 65% ownership stake in CECT in February 2003 by purchasing equity interests from the initial shareholders, and have increased our ownership position three times. In July 2005, we increased our equity ownership to 90% through a purchase from a minority shareholder of CECT and in July 2006 we further increased our equity ownership to 93.4% through a cash capital injection into CECT in which the other CECT shareholder did not participate. In June 2007, we made another cash capital injection into CECT in which the other CECT shareholder did not participate and increased our equity ownership to 96.6%. The remaining 3.4% equity interest in CECT is currently held by Qiao Xing Group Limited, or Qiao Xing Group, a private company controlled by Messrs. Zhi Yang Wu and Rui Lin Wu, our chairman and vice chairman, respectively. Qiao Xing Group currently does not intend to transfer this 3.4% equity interest in CECT to us or any related party. CECT has a branch located in Huizhou City, Guangdong Province, China.

Set forth below is a chart showing our current corporate structure as of June 24, 2011:
Beijing VEVA Technology Co., Ltd., incorporated in March 2009, is principally engaged in the retailing of mobile phones and accessories in the PRC. We established Strong Metropolitan Limited and Lightful Limited in the Hong Kong SAR in June 2011 to serve as holding companies for our future investments in the PRC.
As of the date of this annual report, Xing, a British Virgin Islands company whose ordinary shares have been listed on the Nasdaq Global Market (Nasdaq: XING) since February 1999, owned approximately 55.6% of our outstanding share capital.
On September 9, 2010, we announced that we had received a proposal from our parent, Xing, regarding the acquisition of all of the outstanding ordinary shares of our company that Xing did not already own, by way of a Scheme of Arrangement (the “Proposed Transaction”) under British Virgin Islands law. The Proposed Transaction, if completed, would have resulted in us becoming a privately held company. The shareholders’ meeting with respect to the Proposed Transaction was scheduled to convene on April 7, 2011. However, the quorum requirement for the shareholders’ meeting was not met. As a result, the meeting was adjourned permanently and the proposed transaction was abandoned. For more detailed information regarding the Proposed Transaction, see our periodic filings with the SEC.
Our principal executive offices are located at 30th Floor, Tower A, Eagle Run Plaza, No. 26 Xiaoyun Road, Chaoyang District, Beijing 100016, People’s Republic of China. Our telephone number at this address is (86-10) 5731-5500 and our fax number is (86-10) 5731-5636. Our registered office in the British Virgin Islands is at Romasco Place, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands.
Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.qxmc.com. The information contained on our website does not constitute a part of this annual report.
B. Business Overview
We are a domestic manufacturer of mobile handsets in China. We manufacture and sell mobile handsets based primarily on the GSM global cellular technologies. We operate our business primarily through CECT, our 96.6% owned subsidiary in China. Our products have been primarily sold under the “CECT” brand name and the “VEVA” brand name, which we launched in May 2008.
We develop, produce and market a wide range of mobile handsets. We sold approximately 2.12 million and 1.24 million handset products in 2009 and 2010, respectively. The average selling price of our handsets was RMB735 in 2009 and RMB672 ($102) in 2010.
Our in-house handset development teams are based in a research and development center in Beijing. We closed our research and development center in Huizhou in 2010. Our in-house research and development teams developed a number of handset designs and certain technologies used in producing our handsets, such as mobile phone application software, user-friendly product interfaces and printed circuit board designs, including baseband designs and radio frequency circuit designs that contribute to our ability to produce differentiated handsets. We also source certain software and hardware designs used in producing our handsets from third-party designers to complement our in-house development capabilities.
We currently have one handset manufacturing facility in Huizhou City, Guangdong Province, China. This facility is equipped with three SMT lines and seven assembly and testing lines. We historically outsourced and continue to outsource the manufacturing of a substantial portion of our products to EMS providers. We produced approximately 0.21 million units in our Huizhou facility in 2009 and 7,000 units in 2010. We sourced approximately 1.91 million units in 2009 and 1.22 million units in 2010 through EMS providers.

Substantially all of our products are sold in China. We sell our products primarily to our national distributors, provincial distributors and TV direct sales distributors. These distributors resell our products to end customers either directly or through their own distribution networks, which are typically composed of local distributors and retail outlets. As of June 24, 2011, our distribution network included four national distributors, 38 provincial distributors and three TV direct sales distributors. In addition, certain of our distributors and other third parties provide repairs and other after-sales services to our end customers through their after-sales service centers located throughout China.
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
Moreover, three mobile telecommunication operators in China were granted 3G licenses in January 2009 by the Chinese government. 3G technology enables users to transmit larger volumes of data and more sophisticated content, such as streaming media and multi-player games, more quickly. The more extensive use of data transmission, as facilitated by new and upgraded technologies and networks, is expected to lead to increased demand for enhanced wireless value-added services and, therefore, increased demand for mobile phones with more advanced technologies in China.
The mobile phone penetration rate in China is still considerably lower than most of the more developed countries and we believe that it has the potential to increase significantly in the next several years. Historically, the mobile telecommunication subscription and handset demand growth took place in China’s large cities such as Beijing, Shanghai and Guangzhou. More recently, however, the demand growth is increasingly driven by medium and small cities and rural areas, which still have low penetration rates and benefit from favorable government policies, such as universal service obligations imposed upon mobile telecommunication operators in China, and the increasing affordability of handsets, mainly due to the higher average standard of living across China.
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
Our Products
We manufacture and sell a wide variety of mobile handsets that are primarily based on the GSM global cellular technologies. We sold approximately 2,714,000, 2,123,000 and 1,238,000 handset products in 2008, 2009 and 2010, respectively. The average selling prices of our handsets were RMB788, RMB735 and RMB672 ($102) in 2008, 2009 and 2010, respectively.
We have devoted significant resources to developing and producing handset products with various features that are targeted at different consumer segments. In 2008, 2009 and 2010, we rolled out 23, 17 and seven new handset models, respectively. As of December 31, 2010, we offered approximately 12 different handset models to our customers. These products include features such as multimedia functions, touch-screen pads, large LCD screens, ultra-long standby battery, EDGE technology and luxury design with embedded crystals.
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
We believe that we have strong product development capabilities for mobile handsets. Our research and development team has developed a number of distinctive handset designs and certain product and process technologies used in producing our handsets, including mobile phone application software, user-friendly product interfaces, printed circuit board designs, such as baseband and radio frequency circuit designs, production technology designs and production testing systems, that contribute to our ability to produce differentiated products. We also designed the ultra-long standby batteries used in our products, which are produced by a third-party. In 2008, 2009 and 2010, our total research and development expenses were RMB29.2 million, RMB36.4 million and RMB18.9 million ($2.9 million), respectively. As of December 31, 2010, we employed 105 research and development personnel, which included personnel specialized in industrial design, mechanical design, software and hardware development, project management and quality assurance.
With our accumulated knowledge and experience, we have been able to increasingly shorten our product development cycles. Currently, our product development cycle, from product concept defining to mass production, is typically six to nine months. In 2008, 2009 and 2010, we designed, developed and rolled out 23, 17 and seven new handset models, respectively.
Our research and development effort has been, and will continue to be, directed primarily at enhancing our ability to design and develop mobile handsets tailored for the PRC market and differentiated from the products of our competitors. As part of our cost reduction efforts, we also direct part of our research and development resources to increase the percentage of locally sourced raw materials and components used in producing our handsets.
Manufacturing
Manufacturing facilities
Currently, we mainly manufacture our products in an approximately 3,700 square meter manufacturing facility located in Huizhou City, Guangdong Province, China, which commenced operations in September 2004. This facility is located on property we lease from third parties. As of December 31, 2010, our Huizhou facility was equipped with three SMT lines and seven assembly and testing lines, with annual production design capacity of 1.5 million units. Our design capacity represents the maximum output of our existing equipment based on their design specifications. However, there is typically a substantial difference between our design capacity and our actual output due to various factors, including the high number of different models we produce and the time required to adjust the production line and conduct test production for each new model change. We produced approximately 714,000, 207,000 and 7,000 units of our own handsets in 2008, 2009 and 2010, respectively, at our Huizhou facility. As of December 31, 2010, we had an aggregate of 86 manufacturing employees working in this facility.
We also outsource the production of a substantial portion of our products to EMS providers, thereby leveraging their production process technology and capability. Under this arrangement, the EMS providers establish the production lines mainly using their own equipment while we provide product design as well as certain equipment and all components used for the production. Our EMS provider is also obligated to provide after-sales services for products they manufactured for a certain period of time. The production volumes under such arrangements were approximately 2,040,000 units in 2008, 1,916,000 units in 2009 and 1,216,000 units in 2010. We believe that our business is not substantially dependent on any individual EMS provider.
In addition, we provide handset processing services to certain handset producers. Under this arrangement, we receive raw materials and components from third parties and process them into handsets or into handset printed circuit boards, or PCB. We produced approximately 1,106,000, 803,000 and 331,000 units of handsets and handset PCB under such arrangement in 2008, 2009 and 2010, respectively.
Raw materials and components
Our raw materials and components costs accounted for 92.5% of our total cost of goods sold in 2008, 94.7% in 2009 and 88.7% in 2010. The principal raw materials and components used in the production of our mobile handsets are chipsets, molds, LCD screens, casings, cameras, batteries and keypads.
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
We seek to diversify the supply sources of raw materials and components and to date have not experienced any material disruption of our manufacturing operations due to insufficient supply of raw materials or components. We do not anticipate any significant interruption in the supply of our raw materials and components that would have a material impact on our business in the future. The aggregate costs attributable to our five largest raw materials and components suppliers in 2008, 2009 and 2010 were 72.5%, 88.3% and 97.4%, respectively, of our total purchases during the relevant periods. However, we believe that our business is not substantially dependent on any individual supplier.

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
We maintain different inventory levels of our raw materials, depending on the type of product and lead time required to obtain additional supplies. We seek to maintain reasonable inventory levels that achieve a balance between our efforts to reduce our storage costs and optimize working capital, and the need to ensure that we have access to adequate supplies. As of December 31, 2009 and 2010, we had RMB77.3 million and RMB43.9 million ($6.7 million), respectively, of raw materials in inventory.
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
Distribution and Marketing
Distribution network
Substantially all of our products were sold to customers in mainland China. We sell our products primarily to our national distributors, provincial distributors and TV direct sales distributors that resell our products to end customers either directly or through their own distribution networks, which are principally composed of local distributors and retail outlets. As of June 24, 2011, our distribution network included four national distributors, 38 provincial distributors and three TV direct sales distributors.
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
Sales generated by our five best-performing distributors accounted for approximately 85.1%, 86.4% and 83.1% of our revenue in 2008, 2009 and 2010, respectively, and the best-performing distributor accounted for approximately 52.7%, 19.9% and 25.5% of our revenue in the same periods. Our distribution agreements generally have a term of one year, but in some cases may extend as long as five years for key distributors. However, the best-performing distributors varied and their respective percentages of our revenue fluctuated significantly in each of the above periods. Although we rely on distributors for the sale, marketing and after-sales support of our products, we believe our business is not substantially dependent on any individual distributor.

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
In April 2009, we obtained the trademark registration certificate from the China Trademark Office for one trademark relating to our brand name “CECT”. In October 2010, we obtained three other trademarks relating to our brand name “CECT” with the China Trademark Office. In addition, as of December 31, 2010, we had 41 approved trademarks and 87 trademark applications pending with the China Trademark Office.
Technology Licenses and Agreements
In addition to our internally developed technologies and know-how, we also depend on technologies licensed from third parties to design and manufacture our products, including, for example, third-party software that supports wireless application protocol and multimedia messaging service functions in our handsets.
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

Competition
The mobile handset manufacturing industry in China is intensely competitive. Industry participants compete with each other mainly on the basis of the breadth and depth of their product portfolios, price, operational and manufacturing efficiency, technical performance, product features, quality, customer support and brand recognition. We face significant competition from a number of competitors, including domestic mobile handset producers such as Bird Ningbo Co., Ltd., Konka Group Co., Ltd., Beijing Tianyu Communication Equipment Co. Ltd., Gionee Communication Co., Ltd., and Haier (Qingdao) Telecom Co., Ltd. and a number of large multinational mobile handset producers, such as Apple Inc., Nokia Corporation, Motorola, Inc., Samsung Electronics Co., Ltd., Sony Ericsson Mobile Communications (China) Co. Ltd., and LG Electronics (China) Ltd. Many of our competitors have longer operating histories, greater name recognition, significantly larger market shares, access to larger customer bases and significantly greater economies of scale and financial, sales and marketing, manufacturing, distribution, technical and other resources than we do. Some of these competitors have used, and we expect will continue to use, more aggressive pricing strategies, greater incentives and subsidies for distributors, retailers and customers, more successful design approaches and more advanced technologies. In addition, some competitors have chosen to focus on building products based on commercially available components, which may enable them to introduce these products faster and with lower levels of research and development spending than us.
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
Employees
As of December 31, 2010, we had 278 full-time employees. The following table sets forth the number of our full-time employees by function as of December 31, 2008, 2009 and 2010, respectively:

	As of December 31,
Functions	2008	2009	2010
Manufacturing and engineering	373	378	89
General and administration	66	47	53
Marketing and sales	85	42	31
Research and development	168	133	105
We offer our employees competitive compensation packages and various training programs, and as a result we have been able to attract and retain qualified personnel.
As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total amount of contributions we made to employee benefit plans for the years ended December 31, 2008, 2009 and 2010 was approximately RMB4.6 million, RMB6.6 million and RMB5.3 million ($0.8 million), respectively.
We adopted our 2007 equity incentive plan in March 2007 to provide an additional means to attract, motivate, retain and reward selected directors, officers, managers, employees and other eligible persons. As of June 24, 2011, 327,503 restricted shares remained unvested, and 8,239,914 ordinary shares remained reserved for issuance under this plan.
We enter into a standard employment agreement with our management and research and development personnel that include confidentiality and non-competition provisions. These contracts include a covenant that prohibits each of them from engaging in any activities that compete with our business during, and for three years after, the period of their employment with our company. Under current national and local PRC laws and regulations, which vary by jurisdiction, we cannot assure you that the non-competition provisions will be enforceable in all cases.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not covered by any collective bargaining agreement.
Insurance
Qiao Xing Telecommunication Industry Co., Ltd., an independent third party, maintains property insurance for its premises in Huizhou, in which our current handset production facility is located. The aggregate maximum amount covered by this policy is equivalent to approximately RMB130.9 million ($19.8 million). We also maintain property insurance for our automobiles. We do not maintain business interruption insurance, product quality insurance or key-man life insurance. We believe our insurance coverage is customary and standard for companies of comparable size in comparable industries in China. However, we cannot assure you that our existing insurance policies are sufficient to insulate us from all losses and liabilities that we may incur.
Our Principal Facilities
Our corporate headquarters are located in approximately 1,100 square meters of office space in the Eagle Run Plaza in Beijing for which we have entered into a lease which will expire in October 2013. Our handset manufacturing facility is located on a leased property of approximately 3,700 square meters in Huizhou. We believe that our existing facilities are adequate and suitable to meet our present needs and that additional space can be obtained on commercially reasonable terms to meet our future requirements.
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
We sold approximately 2.71 million, 2.12 million and 1.24 million mobile handsets in 2008, 2009 and 2010, respectively. Our revenues decreased by 24.2% from RMB2,153.9 million in 2008 to RMB1,632.9 million in 2009, and decreased by 47.6% to RMB855.5 million ($129.6 million) in 2010. We recorded a net loss of RMB250.0 million in 2009 and RMB371.2 million ($56.2 million) in 2010. Our net loss attributable to ordinary shareholders was RMB250.4 million in 2009 and RMB362.8 million ($55.0 million) in 2010.
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
Moreover, China’s mobile telecommunication operators have upgraded their networks to offer 3G wireless telecommunication services. 3G technology enables users to transmit larger volumes of data and more sophisticated content, such as streaming media and multi-player games, more quickly. In January 2009, MIIT issued 3G licenses to China Mobile (TD-SCDMA), China Unicom (CDMA2000) and China Telecom (WCDMA). The more extensive use of data transmission, as facilitated by new and upgraded technologies and networks, is expected to lead to increased demand for enhanced wireless value-added services and, therefore, increased demand for mobile phones with more advanced technologies in China.
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
Financial Impact of Our Corporate History
The following sets forth our corporate transactions that have had a significant impact on our statement of operations for the years ended December 31, 2006, 2007, 2008, 2009 and 2010:
•	In July 2006, we made an additional capital contribution of $18.8 million (equivalent to RMB149.6 million) into CECT. As the minority CECT shareholder did not make a corresponding additional capital contribution, our ownership interest in CECT increased by 3.4% to 93.4%. The transaction resulted in an extraordinary gain of RMB17.8 million.
•	In June 2007, we made another capital contribution of $50 million (equivalent to RMB380.4 million) into CECT. As the minority CECT shareholder did not make a corresponding additional capital contribution, our ownership interest in CECT increased by 3.14% to 96.6%. The transaction resulted in an extraordinary gain of RMB28.7 million.
•	In May 2008, we issued $70.0 million of senior convertible notes, or the Notes, in exchange for a combination of 6,966,666 shares of our ordinary share that were owned by the Investors of the Notes, valued at approximately $48,349,000, and cash of $21,651,000. See “Item 12. Description of Securities Other Than Equity Securities”. For the year ended December 31, 2008, the Notes resulted in interest expense of RMB92.9 million, gain on revaluation of the derivative instruments embedded in the Notes of RMB144.9 million and an exchange loss of RMB11.5 million that arose from the revaluation of the Notes. For the year ended December 31, 2009, the Notes resulted in interest expense of RMB276.1 million, loss on revaluation of the derivative instruments embedded in the Notes of RMB87.9 million, loss on revaluation of warrant liability of RMB7.2 million and an exchange gain of RMB0.4 million that arose from the revaluation of the Notes. For the year ended December 31, 2010, the Notes resulted in interest expense of RMB4.8 million ($0.7 million), gain on revaluation of the derivative instruments embedded in the Notes of RMB19.0 million ($2.9 million), gain on revaluation of warrant liability of RMB4.3 million ($0.7 million) and an exchange loss of RMB3.8 million ($0.6 million) that arose from the revaluation of the Notes.
•	In August 2008, the holders of the Notes exercised the option to convert $8,251,000 of the principal amount of the Notes and accrued interest thereon of $46,000 into 1,511,397 of our ordinary shares at a conversion price of $5.49 per share, resulting in a loss on extinguishment of the convertible debts of RMB10.6 million.
•	In November and December 2009, the holders of the Notes exercised the option to require us to redeem $30,706,000 of the principal amount of the Notes and to convert $16,073,000 of the principal amount of the Notes and accrued interest thereon of $590,000 into 4,114,286 of our ordinary shares at a conversion price of $4.05 per share, resulting in a gain on extinguishment of the convertible debts of RMB159.3 million.

Our business grew and evolved rapidly from 2003 to 2007. However, we experienced a decrease in our revenue, operating income and net income during the years ended December 31, 2008, 2009 and 2010. We may continue to experience decreases in our revenue, operating income and net income and may not be able to achieve a similar growth rate in future periods as we did from 2003 to 2007 and our historical operating results therefore may not provide a meaningful basis for evaluating our business, financial performance and prospects. Moreover, our business model, technology and ability to achieve satisfactory manufacturing results at higher volumes are unproven. Therefore, you should not rely on our past results or our historical rate of growth as an indication of our future performance.
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

	Year ended December 31,
	2008		2009		2010
		Percentage		Percentage			Percentage
(Amounts in thousands, except percentages)	Amount	of revenue	Amount	of revenue	Amount		of revenue
	(RMB)		(RMB)		(RMB)	($)

Revenues:
Handsets and accessories	2,140,346	99.4%	1,624,270	99.5%	848,169	128,511	99.1%
Services and others	13,527	0.6%	8,642	0.5%	7,375	1,117	0.9%

Total	2,153,873	100.0%	1,632,912	100.0%	855,544	129,628	100.0%

We sold approximately 2.71 million, 2.12 million and 1.24 million handsets in 2008, 2009 and 2010, respectively. The average selling price of our handsets was RMB788 in 2008, RMB735 in 2009 and RMB672 ($102 million) in 2010. The decline in our handset shipment in 2010 was mainly due to the intense competition in the PRC mobile handset market and because our new product offerings in 2010 had generally not been well received by the market. The decrease in average selling price in 2009 and 2010 was mainly due to aggressive pricing policy to deal with the increasing competition in the PRC mobile handset market.
Our services mainly include value-added services provided to our end customers, such as ringtone downloading and handset processing services. Our revenue from value-added services was RMB4.2 million, RMB2.2 million and nil, respectively, in 2008, 2009 and 2010. We provided handset processing services to certain handset producers. Under this arrangement, we receive raw materials and components from third parties and process them into handsets or into handset PCB. Our revenue from handset processing services was RMB9.3 million, RMB6.4 million and RMB7.4 million ($1.1 million), respectively, in 2008 2009 and 2010.

Cost of Goods Sold and Operating Expenses
The following table sets forth our cost of goods sold and operating expenses and these amounts as percentages of our revenue for the periods indicated.

	Year ended December 31,
	2008		2009		2010
		Percentage		Percentage			Percentage
(Amounts in thousands, except percentages)	Amount	of revenue	Amount	of revenue	Amount		of revenue
	(RMB)		(RMB)		(RMB)	($)

Cost of goods sold	1,287,096	59.8%	1,381,595	84.6%	904,328	137,020	105.7%

Operating expenses:
Selling and distribution	146,551	6.8%	109,598	6.7%	108,578	16,451	12.7%
General and administrative	44,231	2.1%	73,619	4.5%	55,120	8,352	6.4%
Research and development	29,242	1.4%	36,404	2.2%	18,943	2,870	2.2%
Amortization of other intangible assets	11,727	0.5%	4,733	0.3%	4,433	672	0.5%
Impairment of goodwill	—	—	—	—	112,814	17,093	13.2%
Impairment of assets held for sale	—	—	5,957	0.4%	—	—	—%
Impairment of other intangible assets	26,235	1.2%	13,600	0.8%	—	—	—%

Total operating expenses	257,986	12.0%	243,911	14.9%	299,888	45,438	35.0%

Cost of goods sold
The largest items contributing to our cost of goods sold are the cost of raw materials and components used for the manufacturing of our products. Other items contributing to our cost of goods sold are direct labor, which includes salaries and benefits for personnel directly involved in manufacturing activities, production expenses, which consist of salaries and benefits for indirect labor, depreciation charges, utilities and rental expenses, product design fees paid to third-party designers, shipping costs for products sold, processing fees for handsets outsourced from EMS providers, mold amortization expenses, after-sales service-related expenses, including related labor costs and materials expenses, and inventory write-downs.
Our cost of goods sold per unit was RMB474, RMB651 and RMB730 ($111), in 2008, 2009 and 2010, respectively. The increase in cost of goods sold per unit in 2009 was mainly due to the increase in the sales volume of the higher-end VEVA series products, which used more expensive materials. The increase in cost of goods sold per unit in 2010 was mainly driven by increased prices of raw materials and components, and the write-off of some RMB32.4 million ($4.9 million) of obsolete materials and components in 2010.
Operating expenses
Selling and distribution expenses
Our selling and distribution expenses primarily consist of share-based compensation, salaries, benefits and other staff-related expenses for our sales and marketing personnel, office expenses related to sales and marketing activities and advertising and other promotional expenses. Our selling and distribution expenses decreased by RMB1.0 million from RMB109.6 million in 2009 to RMB108.6 million ($16.5 million) in 2010, primarily due to lower payroll costs and savings from cost-reduction initiatives, partially offset by increased advertising spending.
General and administrative expenses
Our general and administrative expenses primarily consisted of share-based compensation, salaries, benefits and other expenses for our administrative personnel, expenses relating to legal, accounting and other professional services, travel and entertainment, depreciation and amortization charges and bad debt provisions.
Our general and administrative expenses in 2010 were RMB55.1 million ($8.4 million), compared to RMB73.6 million in 2009. The decrease was primarily due to lower share-based compensation expenses recognized in 2010, which decreased from RMB31.0 million in 2009 to RMB18.6 million ($2.8 million) in 2010. The higher share-based compensation expenses in 2009 was primarily due to the grant of restricted shares to a director and various employees in December 2009. In addition, bad debt provision also decreased from RMB12.4 million in 2009 to RMB8.5 million ($1.3 million) in 2010.
Research and development expenses
Our research and development expenses primarily consist of share-based compensation, salaries, benefits and other staff-related expenses for our research and development personnel, office expenses and related cost of materials and product testing expenses.
Our research and development expenses were decreased by RMB17.5 million from RMB36.4 million in 2009 to RMB18.9 million ($2.9 million) in 2010. The decrease was primarily due to a decline in payroll, material and software costs in 2010, and the write-off of RMB3.2 million of costs relating to discontinued development projects in 2009.

Amortization of other intangible assets
Amortization of other intangible assets was RMB11.7 million in 2008, RMB4.7 million in 2009 and RMB4.4 million ($0.7 million) in 2010. Amortization expense decreased in 2009 and 2010 as certain intangible assets had become been fully amortized during 2008, 2009 and 2010.
Impairment of goodwill
We conducted our annual impairment test of goodwill as of December 31, 2008, 2009 and 2010. As a result of the tests, no goodwill impairment charges were recorded during 2008 and 2009. However, in 2010, we recorded a non-cash goodwill impairment charge of RMB112.8 million ($17.1 million) relating to our subsidiary, CECT. See note 8 to our audited consolidated financial statements included elsewhere in this annual report.
Impairment of assets held for sale
In November 2009, we entered into an agreement for the sale of a property and the associated land use rights to a third party for a total consideration of RMB163.0 million. Such transaction was subsequently completed in the second quarter of 2010. As of December 31, 2009, the land and property have been reclassified from non-current assets to current assets as assets held for sale. In addition, an impairment charge of RMB6.0 million was made in 2009 to write down the value of the assets to their fair value which was estimated based on the expected sales proceeds less costs to sell. We had no assets held for sale as of December 31, 2010.
Impairment of other intangible assets
As a result of our strategic shift to focus more on our high-end VEVA-branded mobile handsets, we made an impairment charge of RMB26.2 million on our “CECT” brand in the year ended December 31, 2008 and a charge of RMB13.6 million in the year ended December 31, 2009.
Share-based compensation expense
We adopted our 2007 equity incentive plan on March 19, 2007 pursuant to which we may issue up to 8,000,000 ordinary shares upon exercise of awards granted under the plan. On March 19, 2007, we granted options to a director and certain employees to purchase 2,716,520 ordinary shares under this plan. These options have an exercise price of $7.50 per share, vest at different dates beginning November 1, 2007 and have terms varying from two to six years from the date of grant. In addition, on March 19, 2007, we also granted an option to a consultant who provided consulting services to us in connection with the initial public offering of our ordinary shares to purchase up to 1,200,000 ordinary shares at an exercise price of $18.00 per share. This option vested on April 1, 2007 and expired on March 18, 2011.
In December 2009, we granted 1,955,057 restricted shares to a director and various employees and concurrently cancelled 1,744,800 of employee share options that were outstanding under our equity incentive plan. Among the 1,955,057 restricted shares that were granted, 960,884 shares vested immediately while the balance of 994,173 shares vest on various dates ending April 1, 2012. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Plan.”
The total amount of share-based compensation expenses recognized during the year ended December 31, 2010 amounted to approximately $3.2 million (RMB21.9 million). As of December 31, 2010, there was $4.2 million of unrecognized compensation cost related to unvested restricted shares, which is expected to be recognized over a remaining weighted average vesting period of 1.25 year.
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
PRC enterprise income tax
In accordance with the PRC Enterprise Income Tax Law, a unified enterprise income tax rate of 25% and unified tax deduction standards are applied equally to both domestic-invested enterprises and foreign-invested enterprises such as CECT. In addition, under the tax law and the relevant implementing rules, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to a foreign corporate investor who is a non-resident enterprise are subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The British Virgin Islands, where we are incorporated, does not have such a tax treaty with the PRC. If we are considered a non-resident enterprise, the 10% withholding tax on dividend income received from CECT would reduce our net income and have an adverse effect on our operating results.

Under the tax law, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its worldwide income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. Substantially all of our management is based in the PRC. If the PRC tax authorities subsequently determine that we should be classified as a resident enterprise, then our worldwide income will be subject to income tax at a uniform rate of 25%, which may have a material adverse effect on our financial condition and results of operations. Notwithstanding the foregoing provision, the law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempt from income tax, subject to certain conditions. Therefore, if we are classified as a resident enterprise, the dividends received from CECT may be exempted from income tax.
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

	Year ended December 31,
	2008	2009	2010
(Amounts in thousands)	(RMB)	(RMB)	(RMB)	($)

Balance at beginning of year	8,097	5,029	1,923	291
Provision	7,485	2,830	2,713	411
Utilization	(10,553)	(5,936)	(3,100)	(469)

Balance at end of year	5,029	1,923	1,536	233

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
Collectibility of accounts receivable
The allowance for doubtful accounts is based on our management’s best estimate of the amount of probable credit losses in our existing accounts receivable. An analysis of the allowance for doubtful accounts for the years ended December 31, 2008, 2009 and 2010 is as follows:

	Year ended December 31,
	2008	2009	2010
(Amounts in thousands)	(RMB)	(RMB)	(RMB)	($)

Balance at beginning of year	5,429	6,043	18,441	2,794
Bad debt expense	1,277	12,938	8,601	1,303
Bad debt recovery	(595)	(540)	(110)	(16)
Bad debt write-off	(68)	—	—	—

Balance at end of year	6,043	18,441	26,932	4,081

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
For the years ended December 31, 2008, 2009 and 2010, inventory write-downs, which had been charged to cost of goods sold amounted to approximately RMB6.6 million, RMB18.0 million and RMB20.0 million ($3.0 million), respectively.
Recoverability of the carrying amount of goodwill
Goodwill is evaluated for impairment at least annually. We have determined that CECT is the reporting unit for testing goodwill impairment. The first step screens for potential impairment of goodwill to determine if the fair value of the reporting unit is less than its carrying value, while the second step measures the amount of goodwill impairment, if any, by comparing the implied fair value of goodwill to its carrying value. The fair value of CECT is determined based on a combination of the income approach and the market approach.
We performed step one of the annual goodwill impairment test for the years ended December 31, 2008 and 2009, and determined that the fair value of CECT exceeded its net book value as at the respective year end dates. Therefore, step two was not required and no goodwill impairment charges have been recognized. In 2010, the impairment test conducted resulted in an impairment charge of RMB112.8 million ($17.1 million).

“CECT” brand name
We commenced using the “CECT” brand name since our acquisition of the 65% equity interest in CECT on February 8, 2003. The brand is considered to be of value as it enables our products to be better recognized in the market. We had determined that this brand does not have a definitive useful life as there were no legal, regulatory, contractual, competitive, economic or other factors that would limit its useful life. In April 2009, we obtained the trademark registration certificate from the China Trademark Office for one trademark relating to our brand name “CECT”. In October 2010, we obtained three other trademarks relating to our brand name “CECT” with the China Trademark Office. This intangible asset is not amortized but rather tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such impairment test consists of a comparison of the fair value of the brand with its carrying amount, and an impairment loss is recognized when the carrying amount of the brand exceeds its fair value. The fair value of the “CECT” brand name is estimated using the Relief-from-Royalty Method, a discounted cash flow approach which brings into play, in the case of CECT, a single set of estimated cash flows and a discount rate commensurate with the risk. The cash flow contribution from the brand comes from savings in royalty that CECT would have to pay to a third party for the use of its brand name if CECT had not had the right to use it but nevertheless had wanted its products to have a recognized brand. The cash flow contribution of the “CECT” brand name is linked to the cash inflow from the sales revenue of CECT. As there is a lack of publicly available information about comparable licensing transactions in the PRC suitable for our purpose, the royalty savings as a percentage of sales revenue is estimated by comparing the operational profit margin as a percentage of sales revenue of CECT with its superior “CECT” brand name with those of comparable companies in China which operate on an OEM sub-contractor basis or with an inferior brand. Also, marketing expense is required to maintain the brand name for CECT. An average of marketing expense as a percentage of sales revenue is taken from the statements of operations of CECT in the medium term forecast. This percentage is then used to estimate cash outflow relating to marketing expense in the cash flow forecast under the Relief-from-Royalty Method.
Due to our strategic shift to focus more on our high-end VEVA-branded mobile handsets, we recorded an impairment charge of RMB26.2 million on our CECT brand in 2008 and a charge of RMB13.6 million ($2.0 million) in 2009. As of December 31, 2009, full impairment provision has been made on our CECT brand.
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
For the year ended December 31, 2008, we did not record any impairment charges on our long-lived assets. In November 2009, we entered into an agreement for the sale of a property and the associated land use rights to a third party for a total consideration of RMB163.0 million. The sale transaction was subsequently completed in the second quarter of 2010. As of December 31, 2009, the land and property have been reclassified from non-current assets to current assets held for sale. In addition, an impairment charge of RMB6.0 million was made in 2009 to write down the value of the assets to their fair value which was estimated based on the expected sales proceeds less costs to sell. For the year ended December 31, 2010, we did not record any impairment charges on our long-lived assets.
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
In the years ended December 31, 2008, 2009 and 2010, we have not made any changes to the estimated useful lives or salvage values for our long-lived assets.
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
Recent Accounting Pronouncements
In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements” (“ASU 2010-13”). ASU 2010-06 amends Accounting Standards Codification (“ASC”) 820 to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The guidance in ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, the adoption of which did not have a material impact on the Group’s financial statements, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. The adoption of the Level 3 guidance of ASU 2010-06 is not expected to have a material impact on our consolidated financial statements.
In April 2010, the FASB issued ASU No. 2010-13, “Compensation — Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades” (“ASU 2010-13”). The objective of ASU 2010-13 is to address the classification of an employee share-based payment award with an exercise price dominated in the currency of a market in which the underlying equity security trades. ASC 718 provides guidance on the classification of a share-based payment award as either equity or liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. ASU 2010-13 provide amendments to ASC 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. Then amendments in this standard are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 31, 2010. The adoption of ASU 2010-13 is not expected to have a material impact on our consolidated financial statements.
In December 2010, the FASB issued ASU No. 2010-28, “Intangibles — Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts” (“ASU 2010-28”). The objective of ASU 2010-28 is to address questions about entities with reporting units with zero or negative carrying amounts because some entities concluded that Step 1 of the test is passed in those circumstances because the fair value of their reporting unit will generally be greater than zero. The amendments in this standard modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. This standard is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The adoption of ASU 2010-28 is not expected to have a material impact on our consolidated financial statements.
In December 2010, the FASB issued ASU No. 2010-29, “Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations” (“ASU 2010-29”). ASU 2010-29 specifies that if a public company presents comparative financial statements, the entity should only disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. ASU 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, with early adoption permitted. The adoption of ASU 2010-29 is not expected to have a material impact on our consolidated financial statements.

A. Operating Results
The following table sets forth our summary consolidated statements of operations for the periods indicated:

Consolidated statements of operations data	Year ended December 31,
(Amounts in thousands)	2008	2009	2010
	(RMB)	(RMB)	(RMB)	($)

Revenues	2,153,873	1,632,912	855,544	129,628

Cost of goods sold	(1,287,096)	(1,381,595)	(904,328)	(137,020)

Gross profit (loss)	866,777	251,317	(48,784)	(7,392)
Operating expenses:
Selling and distribution	(146,551)	(109,598)	(108,578)	(16,451)
General and administrative	(44,231)	(73,619)	(55,120)	(8,352)
Research and development	(29,242)	(36,404)	(18,943)	(2,870)
Amortization of other intangible assets	(11,727)	(4,733)	(4,433)	(672)
Impairment of goodwill	—	—	(112,814)	(17,093)
Impairment of assets held for sale	—	(5,957)	—	—
Impairment of other intangible assets	(26,235)	(13,600)	—	—

Operating income (loss)	608,791	7,406	(348,672)	(52,830)
Interest income	24,405	18,850	21,978	3,330
Interest expense	(165,506)	(326,512)	(45,159)	(6,842)
Foreign currency exchange (loss) gain, net	(5,142)	352	(3,815)	(578)
Gain (loss) on remeasurement of embedded derivatives	144,939	(87,935)	19,006	2,880
(Loss) gain on remeasurement of warrant liability	—	(7,219)	4,343	658
(Loss) gain on extinguishment of convertible debts	(10,634)	159,326	—	—
Impairment of investment at cost	—	(2,803)	—	—
Gain on disposal of subsidiaries	2,269	—	—	—
Other income (loss), net	(3,700)	178	(1,448)	(219)

Income (loss) before income tax expense and extraordinary items	595,422	(238,357)	(353,767)	(53,601)
Income tax expense	(155,717)	(11,632)	(17,456)	(2,645)

Net income (loss)	439,705	(249,989)	(371,223)	(56,246)
Net (income) loss attributable to noncontrolling interests	(15,901)	(380)	8,381	1,270

Net income (loss) attributable to holders of ordinary shares	423,804	(250,369)	(362,842)	(54,976)

Period-to-Period Comparisons of Historical Financial Data
Revenue
2010 compared to 2009
Our revenue decreased by 47.6% from RMB1,632.9 million in 2009 to RMB855.5 million ($129.6 million) in 2010. The decrease was primarily due to a decline in our handsets and accessories revenue, which accounted for 99.5% and 99.1% of our total revenues in 2009 and 2010, respectively.
Our revenue from the sale of handsets and accessories decreased by 47.8% from RMB1,624.3 million in 2009 to RMB848.2 million ($128.5 million) in 2010, primarily due to lower handset shipment and a decrease in the average selling price of handsets sold in 2010. Our handset shipment decreased by 41.7% from 2,123,000 units in 2009 to 1,238,000 units in 2010. The decrease in our handset shipments in 2010 was primarily due to a slow-down in shipments amid intense competition in the PRC handset market and as our new product offerings in 2010 had generally not been well received by the market. The average selling price of our handsets decreased from RMB735 per unit in 2009 to RMB672 ($102) per unit in 2010, primarily due to our aggressive pricing policy to drive sales in an increasingly competitive environment.
2009 compared to 2008
Our revenue decreased by 24.2% from RMB2,153.9 million in 2008 to RMB1,632.9 million in 2009. The decrease was primarily due to a decline in our handsets and accessories revenue, which accounted for 99.4% and 99.5% of our total revenues in 2008 and 2009, respectively.

Our revenue from the sale of handsets and accessories decreased by 24.1% from RMB2,140.3 million in 2008 to RMB1,624.3 million in 2009, primarily due to lower handset shipment and a decrease in the average selling price of handsets sold in 2009. Our handset shipment decreased by 21.8% from 2,714,000 units in 2008 to 2,123,000 units in 2009. The decrease in our handset shipments in 2009 was primarily due to fewer new models launched and a slow-down in shipments amid intense competition in the PRC handset market. The average selling price of our handsets decreased from RMB788 per unit in 2008 to RMB735 per unit in 2009, primarily due to the launch of certain lower-priced VEVA-series products to target the lower-end market and more aggressive pricing policy to drive sales in an increasingly competitive and deteriorated uncertain economic environment. The average selling price of our handsets was also affected by a decline in the use of the TV infomercial arrangement under which handsets were sold to infomercial companies at a higher price, but in return, we had to bear the airtime and logistic costs.
Cost of goods sold
2010 compared to 2009
Our cost of goods sold decreased by 34.5% from RMB1,381.6 million in 2009 to RMB904.3 million ($137.0 million) in 2010, primarily driven by the decreased unit sales volumes of our handset products, which resulted in, among others, a decrease in raw materials and components cost. The cost of goods sold as a percentage of revenue increased from 84.6% in 2009 to 105.7% in 2010, primarily due to more aggressive product pricing, increased prices of raw materials and components, and the write-off of RMB32.4 million ($4.9 million) of obsolete materials and components in 2010.
2009 compared to 2008
Our cost of goods sold increased by 7.3% from RMB1,287.1 million in 2008 to RMB1,381.6 million in 2009, primarily driven by the increased portion of VEVA products in our total sales volume, which resulted in, among others, a RMB 67.8 million increase in raw materials and components cost. In addition, inventory write-downs also increased from RMB6.6 million in 2008 to RMB18.0 million in 2009. The cost of goods sold as a percentage of revenue increased from 59.8% in 2008 to 84.6% in 2009, primarily due to more aggressive pricing policy which we adopted for the sale of our products in 2009 in order to deal with the increasing competition in the PRC mobile handset market.
Gross profit (loss) and gross margin
2010 compared to 2009
In 2010, we recorded a gross loss of RMB48.8 million ($7.4 million) compared to a gross profit of RMB251.3 million in 2009. The loss in 2010 primarily resulted due to aggressive product pricing, inventory write-downs of RMB20.0 million ($3.0 million) and the write-off of some RMB32.4 million ($4.9 million) of obsolete materials and components in 2010.
2009 compared to 2008
Our gross profit decreased by 71.0% from RMB866.8 million in 2008 to RMB251.3 million in 2009, primarily due to the decreased revenue from our mobile handset products. Our gross margin decreased from 40.2% in 2008 to 15.4% in 2009, primarily due to fewer new models launched and more aggressive product pricing amid increasing competition in the PRC handset market. Our gross margin was also affected by a decline in the use of the TV infomercial arrangement under which handsets were sold to infomercial companies at a higher price, but in return, we had to bear the airtime and logistic costs.
Operating expenses
2010 compared to 2009
Our operating expenses increased by RMB56.0 million from RMB243.9 million in 2009 to RMB300.0 million ($45.4 million) in 2010, primarily due to a goodwill impairment charge of RMB112.8 million ($17.1 million) in 2010, partially offset by decreases in selling and distribution expenses, general and administrative expenses, research and development expenses, amortization of intangible assets, and impairment charges on other intangible assets and assets held for sales in 2010.
2009 compared to 2008
Our operating expenses decreased by RMB14.1 million from RMB258.0 million in 2008 to RMB243.9 million in 2009, primarily due to the decreases in selling and distribution expenses, amortization of intangible assets and impairment of other intangible assets in 2009, partially offset by an impairment charge we made on certain assets held for sales and an increase in general and administrative expenses, and research and development expenses.
Selling and distribution expenses
2010 compared to 2009
Our selling and distribution expenses were decreased by 0.9% from RMB109.6 million in 2009 to RMB108.6 million ($16.5 million) in 2010. The decrease in selling and distribution expenses was primarily due to lower payroll costs and savings from cost-reduction initiatives, partially offset by the increased advertising spending in 2010.
Our selling and distribution expenses as a percentage of our total revenue increased from 6.7% in 2009 to 12.7% in 2010.

2009 compared to 2008
Our selling and distribution expenses were decreased by 25.2% from RMB146.6 million in 2008 to RMB109.6 million in 2009. The decrease in selling and distribution expenses was primarily due to the decrease in airtime costs from RMB128.2 million in 2008 to RMB80.0 million in 2009 as a result of the reduced use of TV direct sales as a channel to distribute our products.
Our selling and distribution expenses as a percentage of our total revenue decreased from 6.8% in 2008 to 6.7% in 2009.
General and administrative expenses
2010 compared to 2009
Our general and administrative expenses decreased by 25.1% from RMB73.6 million in 2009 to RMB55.1 million ($8.4 million) in 2010. The decrease was primarily due to lower share-based compensation expenses, which decreased from RMB31.0 million in 2009 to RMB18.6 million ($2.8 million) in 2010. The higher share-based compensation expenses in 2009 was mainly due to the grant of restricted shares to a director and various employees in December 2009. In addition, bad debt expense also decreased from RMB12.4 million in 2009 to RMB8.5 million ($1.3 million) in 2010.
As for the percentage of total revenue, our general and administrative expenses increased from 4.5% in 2009 to 6.4% in 2010.
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
Research and development expenses
2010 compared to 2009
Our research and development expenses decreased by 48.0% from RMB36.4 million in 2009 to RMB18.9 million ($2.9 million) in 2010. The decrease was mainly due to a decrease in payroll, material and software costs in 2010, and the write-off of RMB3.2 million of costs relating to discontinued development projects in 2009.
Our research and development expense as a percentage of total revenue was 2.2% in 2009 and 2010.
2009 compared to 2008
Our research and development expenses increased by 24.7% from RMB29.2 million in 2008 to RMB 36.4 million in 2009. The increase was mainly driven by an increase in material and software costs, and the write-off of RMB3.2 million of costs relating to discontinued development projects in 2009.
Our research and development expense as a percentage of total revenue was 1.4% in 2008 and 2.2% in 2009.
Amortization of other intangible assets
Amortization of other intangible assets decreased by 59.8% from RMB11.7 million in 2008 to RMB4.7 million in 2009 and decreased by 6.4% to RMB4.4 million ($0.7 million) in 2010 mainly because certain intangible assets had been fully amortized during 2008, 2009 and 2010.
Impairment of goodwill
We conducted our annual impairment test of goodwill as of December 31, 2008, 2009 and 2010. As a result of the tests, no goodwill impairment charges were recorded during 2008 and 2009. However, in 2010, we recorded a non-cash goodwill impairment charge of RMB112.8 million ($17.1 million) relating to our subsidiary, CECT. See note 8 to our audited consolidated financial statements included elsewhere in this annual report.
Impairment of assets held for sale
We entered into an agreement for the sale of a property and the associated land use rights to a third party for a total consideration of RMB163.0 million in November 2009. The sale was subsequently completed in the second quarter of 2010. As of December 31, 2009, the land and property have been reclassified from non-current assets to current assets as assets held for sale. In addition, we made an impairment charge of RMB6.0 million during the year ended December 31, 2009 to write down the value of the assets to their fair value which was estimated based on the expected sales proceeds less costs to sell.

Impairment of other intangible assets
As a result of our strategic shift to focus more on our high-end VEVA-branded mobile handsets, we made an impairment charge of RMB26.2 million on our “CECT” brand in the year ended December 31, 2008 and a charge of RMB13.6 million in the year ended December 31, 2009. We did not record any impairment charge on other intangible assets during the year ended December 31, 2010.
Operating income (loss)
As a result of the foregoing, our operating loss was RMB348.7 million ($52.8 million) in 2010 compared to an operating income of RMB608.8 million and RMB7.4 million in 2008 and 2009, respectively.
Interest income, interest expenses, foreign currency exchange (loss) gain, net, and other income (loss), net
2010 compared to 2009
Our interest income increased by 16.6% from RMB18.9 million in 2009 to RMB22.0 million ($3.3 million) in 2010, primarily due to the increase in interest rates in 2010. Our interest expenses decreased by 86.2% from RMB326.5 million in 2009 to RMB45.1 million ($6.8 million) in 2010, primarily due to a reduction in short-term bank borrowings and a decrease in interest expense relating to the $70.0 million Notes we issued in May 2008. Interest expense relating to the Notes decreased from RMB276.1 million in 2009 to RMB4.8 million ($0.7 million) in 2010, mainly due to the full accretion of the discount on the Notes in November 2009 and the conversion and redemption of a substantial portion of the Notes in the third quarter of 2009. We recognized a foreign currency gain of RMB0.4 million in 2009 and a foreign currency loss of RMB3.8 million ($0.6 million) in 2010. The foreign currency gain in 2009 primarily resulted from the translation of our Renminbi-denominated Notes into U.S. dollars, reflecting the depreciation in the value of the Renminbi against the U.S. dollar. The foreign currency loss in 2010 primarily resulted from the translation of our Renminbi-denominated Notes into U.S. dollars, reflecting the appreciation in the value of the Renminbi against the U.S. dollar.
2009 compared to 2008
Our interest income was decreased by 22.5% from RMB24.4 million in 2008 to RMB18.9 million in 2009, primarily due to the decrease in interest rates in 2009. Our interest expenses increased by 97.3% from RMB165.5 million in 2008 to RMB326.5 million in 2009, primarily due to an increase in interest expense relating to the $70.0 million Notes we issued in May 2008. Interest expense relating to the Notes amounted to RMB276.1 million in 2009 compared to RMB92.9 million in 2008. We recognized a foreign currency loss of RMB5.1 million in 2008 and a foreign currency gain of RMB0.4 million in 2009. The foreign currency gain in 2008 primarily resulted from the translation of our Renminbi-denominated Notes into U.S. dollars, our functional currency, reflecting the appreciation in the value of the Renminbi against the U.S. dollar. The foreign currency gain in 2009 primarily resulted from the translation of our Renminbi-denominated Notes into U.S. dollars, reflecting the depreciation in the value of the Renminbi against the U.S. dollar.
Gain (loss) on remeasurement of embedded derivatives
For the year ended December 31, 2009, we recognized a non-cash loss of approximately RMB87.9 million on the mark-to-market of the liability-classified derivatives embedded in the Notes we issued in May 2008. The mark-to-market of the embedded derivative resulted in a gain of RMB19.0 million ($2.9 million) in 2010.
(Loss) gain on remeasurement of warrant liability
The mark-to-market of the Warrants, which were reclassified from equity to liability effective January 1, 2009 as further explained in note 11 to our audited consolidated financial statements included elsewhere in this annual report, resulted in a non-cash loss of RMB7.2 million in 2009 and a non-cash gain of RMB4.3 million ($0.7 million) in 2010.
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
In November and December 2009, the holders of the Notes exercised the option to require us to redeem $30,706,000 of the principal amount of the Notes and to convert $16,073,000 of the principal amount of the Notes and accrued interest thereon of $590,000 into 4,114,286 of our ordinary shares at a conversion price of $4.05 per share, resulting in a gain on extinguishment of the convertible debts of RMB159.3 million.
Impairment of investment at cost
In May 2010, CECT entered into an agreement to dispose of its 10% equity interest held in CEC Mobile Co., Ltd. to a third party for a total consideration of RMB5.0 million ($0.7 million). An impairment charge of RMB2.8 million was made during the year ended December 31, 2009 to write down the carrying value of the investment to the value of the expected sales proceeds.
Gain on disposal of subsidiaries
In 2008, we recognized a gain of RMB2.3 million on the disposal of our equity interests in two subsidiaries, Beijing CECT Yitong Technology Co., Ltd. and Huizhou CEC Telecom Co., Ltd..

Income tax expense
Our income tax expense increased by RMB5.8 million from RMB11.6 million in 2009 to RMB17.5 million ($1.6 million) in 2010, primarily due to valuation allowances recognized on our deferred tax assets in 2010. Our income tax expense was decreased by RMB144.1 million from RMB155.7 million in 2008 to RMB11.6 million in 2009, primarily due to decreases in our taxable income.
Net (income) loss attributable to noncontrolling interests
Net (income) loss attributable to noncontrolling interests relate primarily to the minority shareholder’s share of the results of CECT. Net loss attributable to noncontrolling interests was RMB8.4 million ($1.3 million) in 2010, which resulted primarily due to the net loss incurred by CECT in 2010. Net income attributable to noncontrolling interests was decreased by RMB15.5 million from RMB15.9 million in 2008 to RMB0.4 million in 2009, which primarily reflects the decline in the net income of CECT in 2009.
Net income (loss) attributable to holders of ordinary shares
As a result of the foregoing, the net income attributable to holders of our ordinary shares amounted to RMB423.8 million in 2008 and the net loss attributable to holders of our ordinary shares amounted to RMB250.4 million in 2009 and RMB362.8 million ($55.0 million) in 2010. Our net income margin was 19.7% in 2008 while in 2009 and 2010; our net loss margin was 15.3% and 42.2%, respectively. Our basic earnings (loss) per share was RMB7.52, (RMB5.21) and (RMB6.85) ($1.04), respectively, in 2008, 2009 and 2010. Our diluted earnings (loss) per share was RMB6.99, (RMB5.21) and (RMB6.85) ($1.04), respectively, in 2008, 2009 and 2010.
Inflation
Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 5.9% in 2008, 5.2% in 2009 and 3.3% in 2010.
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
We estimate our liquidity needs for 2011 will be approximately RMB500 million ($75.8 million), which will be primarily related to the repayment of shareholder loans from Xing and repayment of bank borrowings. Our future working capital requirements will depend on many factors, including, among others, the rate of our revenue growth, the timing and extent of expansion of our sales and marketing activities, the timing of introductions of new products and/or enhancements to existing products, and the timing and extent of expansion of our manufacturing capacity.
Our long-term liquidity needs will relate primarily to working capital to pay our suppliers, distributors and third-party manufacturers, as well as any increases in manufacturing capacity or acquisitions of third party businesses or licenses that we may seek in the future. We expect to meet these requirements primarily through our current cash holdings, revolving short-term bank borrowings, as well as our cash flow from operations. We currently do not have any plan to incur significant capital expenditures in 2011 and for the foreseeable future beyond 2011.
The following table sets forth a summary of our cash flows for the periods indicated:

	Year ended December 31,
(Amounts in thousands)	2008	2009	2010
	(RMB)	(RMB)	(RMB)	($)

Net cash provided by (used in) operating activities	110,106	602,369	(268,049)	(40,613)
Net cash (used in) provided by investing activities	(57,663)	(58,529)	331,026	50,155
Net cash provided by (used in) financing activities	143,738	(321,981)	(436,582)	(66,149)
Net cash provided by (used in) operating activities
Our net cash used in operating activities was RMB268.1 million ($40.6 million) in 2010, compared to net cash provided by operating activities of RMB602.4 million in 2009. This difference was primarily due to the significant losses incurred in our operations and slower collection of accounts receivable during 2010. Our total accounts receivable as of December 31, 2009 was RMB114.7 million compared to RMB239.4 million ($36.3 million) as of December 31, 2010.
Our net cash provided by operating activities was RMB602.4 million in 2009, compared to RMB110.1 million in 2008. This difference was primarily due to the significant collection of accounts receivable and a decrease in prepayments made to our suppliers during 2009. Our total accounts receivable and bills receivable decreased from RMB505.8 million as of December 31, 2008 to RMB114.7 million as of December 31, 2009 while our prepayments to suppliers decreased from RMB363.9 million as of December 31, 2008 to RMB181.6 million as of December 31, 2009.

Net cash (used in) provided by investing activities
Our net cash (used in) provided by investing activities primarily relates to net cash inflows and outflows from the acquisitions and disposals of our equity investments, net outflows for capital expenditures and changes in the level of our restricted cash. In 2010, our net cash provided by investing activities was RMB331.0 million ($50.2 million). In 2008 and 2009, our net cash used in investing activities was RMB57.7 million and RMB58.5 million, respectively. In 2008, we incurred capital expenditures of RMB14.9 million, primarily for the set-up of a manufacturing facility for the production of molds, cast components and other handset parts in Huizhou City, Guangdong Province, China. In 2009 and 2010, we respectively received RMB49.0 million and RMB114.0 million ($17.3 million) on the sale of a property and the associated land use rights. Our restricted cash, which relates primarily to bank deposits pledged as securities for bank borrowings, increased by RMB41.9 million in 2008 and RMB115.4 million in 2009, and decreased by RMB214.0 million in 2010.
Net cash provided by (used in) financing activities
Our cash flows from financing activities primarily relate to short-term bank borrowings, related company advances and proceeds from the issuance of the Notes in May 2008. Our net cash provided by financing activities was RMB143.7 million in 2008, while our net cash used in financing activities was RMB322.0 million and RMB436.6 million ($66.2 million) in 2009 and 2010, respectively. Net cash provided by financing activities in 2008 included the net proceeds received from the issuance of the Notes in May 2008. Our net cash used in financing activities in 2009 relate mainly to the redemption of $30.0 million of the principal amount of the Notes and the repayment of bank borrowings. Our net cash outflows in 2010 resulted primarily from the repayment of bank borrowings. In the years ended December 31, 2008, 2009 and 2010, we participated in a cash management arrangement at the direction and discretion of Xing, the objective of which was to provide each entity within the related party group, including our company, the necessary cash resources on an as-needed basis. Consequently, we periodically both transfer cash to and receive cash from certain related parties under such arrangement. These cash flows are unrelated to the production and delivery of our products and services and do not stem from transactions or other events that enter into the determination of our net income. After the execution of the deed of assignment by Xing in respect of the advances to and from the related parties, we had net cash advances from Xing RMB11.2 million as of December 31, 2008. In 2009, we made net cash advances to our related parties of RMB13.0 million and after taking into account the reclassification of RMB7.4 million to third-party balances following the disposal by Xing of its entire equity interest in Huizhou Qiao Xing Communication Industry Ltd., or QXCI, in November 2009, we had net cash advances owing to Xing of RMB5.6 million as of December 31, 2009. In 2010, we received net cash advances from our related parties of RMB2.1 million and after taking into account the exchange differences arising from the translation of foreign currency-denominated debts, we have net cash advances owing to Xing of RMB8.1 million ($1.2 million) as of December 31, 2010.
Capital resources
We have financed our operations primarily through cash flows from operations, the proceeds of the initial public offering of our ordinary shares, the proceeds from the issuance of the Notes in May 2008 and also through bank loans, bills payable and related-party advances. As of December 31, 2010, we had convertible notes with an aggregate outstanding principal amount of RMB112.2 million ($17.0 million), short-term bank loans from various commercial banks with an aggregate outstanding balance of RMB446.0 million ($67.6 million), and outstanding related-party advances in the aggregate amount of RMB8.1 million ($1.2 million). The outstanding convertible notes bear interest at 4.0% per annum, mature on May 15, 2011 and contain an early redemption option which can require us to redeem the convertible notes at any time on or after November 15, 2009. In February 2011, the full outstanding amount of the Notes plus accrued interest thereon of $1.45 million was converted into 4,549,453 shares of our ordinary share at a conversion price of US$4.05 per share. Our short-term bank loans bear a weighted average interest rate of 6.1% as of December 31, 2010, have terms of three months to one year, and expire at various times throughout 2011. These facilities contain no specific renewal terms but we have historically been able to obtain extensions of some of the facilities shortly before they mature. All related-party advances outstanding as at December 31, 2010 were interest-free, unsecured and without fixed terms of repayment.
Capital expenditures
Our capital expenditures were RMB14.9 million, RMB0.9 million and RMB2.1 ($0.3 million) in 2008, 2009 and 2010, respectively. Our capital expenditures in 2008 relate primarily to the set-up of a manufacturing facility for the production of molds, cast components and other handset parts in Huizhou City, Guangdong Province, China, which was disposed by us together with our disposal of our equity interests in HCECT. We do not expect to incur any major capital expenditures in 2011.
C. Research, Development, Patents and Licenses, Etc.
See “Item 4 Information on the Company—B. Business Overview—Research and Development.”

D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2010 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-Balance Sheet Arrangements
We do not have any outstanding derivative financial instruments, interest rate swap transactions or foreign currency forward contracts. We do not engage in speculative transactions involving derivatives.
We provided guarantees to QXCI for bank borrowings in the amount of RMB150.0 million as of December 31, 2008.
F. Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations and commitments as of December 31, 2010:

	Due by Period
		Less than	1 to	3 to	More than
	Total	1 year	3 years	5 years	5 years
	(amounts in thousands of Renminbi)

Purchase obligations relating to raw materials and components	17,828	17,828	—	—	—
Operating lease commitments	5,178	2,376	2,802	—	—

Total	23,006	20,204	2,802	—	—

G. Safe Harbor
See “Forward-Looking Statements.”
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Zhi Yang Wu	37	Chairman, Director and Chief Executive Officer
Rui Lin Wu	58	Vice Chairman and Director
Zacky Sun	48	Independent Director
Xin Zhang	46	Independent Director
Pei De Lou	49	Independent Director
David Li	41	General Manager, Research and Development
Kok Seong Tan	39	Chief Financial Officer and Principal Accounting Officer
Directors
Mr. Zhi Yang Wu is the chairman of our board of directors and our chief executive officer. He joined our company in 2003. Mr. Wu’s additional role include vice chairman of Qiao Xing Group. He was the vice chairman and board secretary of Xing, our parent company currently listed on the Nasdaq Global Market, from 1992 to 2010 and the general manager of QXCI from 1995 to 1999. Mr. Wu received a diploma in enterprise management from Huizhou University in China.
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

Dr. Xin Zhang is our independent director. He joined our company in February 2008. Dr. Zhang is the chairman and chief executive officer of Sinocro Partners, a merchant bank specializing in investment and advisory services related to the PRC. Before founding Sinocro Partners, Dr. Zhang was the CEO of Chipscreen Bioscience, or Chipscreen. Chipscreen was recognized as one of the ten most promising biotech and pharmaceutical company in China. China Medicine Economic News recognized Dr. Zhang as one of “China’s New Strength, Top Individuals of China Pharmaceutical Industry” in 2003. Prior to joining Chipscreen, Dr. Zhang was the managing director at Delirium, a global strategic consulting company in New York, Hong Kong and China. Dr. Zhang also had work experience in KPMG and Credit Suisse First Boston. Dr. Zhang received his Ph.D. from University of Pennsylvania, M.D. from Tianjin Medical University and MBA from the University of Chicago with a concentration in Finance and Accounting.
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
Executive officers
Dr. David Li, who resigned as our chief executive officer on December 21, 2010, is presently the head of our production and research and development teams. He joined our company in 2004. Prior to that, Dr. Li served as vice general manager of the Telecommunications Department of Haier Group Company from 1998 to 2001, responsible for manufacturing, research and development and quality control. After that, he served as vice general manager of the Haier-CCT joint venture from 2001 to 2004. From 1993 to 1998, Dr. Li studied as a graduate student at Tianjin University in China. From 1991 to 1993, he was an engineer at Jingdezhen Communications Equipment Co., Ltd., which is affiliated with the Ministry of Posts and Telecommunications. Dr. Li received both his master degree in Communications and Electronics and his doctorate degree in Signal Processing from Tianjin University in China.
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
B. Compensation
Cash Compensation of Directors and Executive Officers
In 2010, we paid aggregate cash compensation of RMB2.4 million ($0.4 million) to our directors and executive officers.
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
Our board of directors and shareholders authorized the issuance of up to 8,000,000 ordinary shares upon exercise of awards granted under our 2007 equity incentive plan. On March 19, 2007, we granted options to purchase 3,916,520 of our ordinary shares to one of our directors, officers, key employees and one consultant. In 2008, options to purchase 565,000 of our ordinary shares were exercised and options to purchase 140,000 of our ordinary shares were forfeited. In March 2009 and 2011, options to purchase 266,720 and 1,200,000 of our ordinary shares expired, respectively. In December 2009, we granted 1,955,057 restricted shares to a director and various employees and concurrently cancelled 1,744,800 of employee share options that were outstanding under our 2007 equity incentive plan. Of the 1,955,057 restricted shares that were granted, 960,884 shares vested immediately. In 2010, a total 331,391 shares vested while another 7,776 shares were canceled, and in April 2011, a further 327,507 shares were vested. As a result, we do not have any outstanding options to purchase our ordinary shares and 327,503 restricted shares remained unvested as of June 24, 2011.

The following table sets forth certain information regarding our unvested restricted shares as of June 24, 2011.

	Unvested
	restricted
Name	shares	Grant date	Vesting date
Zhi Yang Wu	242,981	December 4, 2009	April 1, 2012
David Li	23,326	December 4, 2009	April 1, 2012
Others (1)	61,196	December 4, 2009	April 1, 2012

(1)	Consists of employees that are not our directors or executive officers.
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
D. Employees
See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership
The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 of the Exchange Act, of our ordinary shares as of June 24, 2011 for:
•	each of our current directors and executive officers; and
•	each person known to us to own beneficially more than 5.0% of our shares.

	Shares beneficially owned(1)(2)
	Number	Percentage
Directors and executive officers:
Zhi Yang Wu(3)	33,191,361	57.3%
Rui Lin Wu(4)	32,200,000	55.6%
All Directors and Executive Officers as a Group	33,191,361	57.3%

Principal shareholder:
Qiao Xing Universal Resources, Inc.(5)	32,200,000	55.6%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares.

(2)	The percentage of beneficial ownership of each listed person is based on 57,893,248 ordinary shares outstanding as of June 24, 2011 and any ordinary shares underlying share options exercisable by such person within 60 days of the date of this annual report but excludes ordinary shares underlying options held by any other person.

(3)	Includes 991,361 ordinary shares held by Mr. Zhi Yang Wu and 32,200,000 ordinary shares held by Xing. Excluding equity interest owned by his brother, Mr. Zhi Jian Wu Li, and his father, Mr. Rui Ling Wu, Mr. Zhi Yang Wu does not own any equity interest in Xing. Mr. Zhi Yang Wu disclaims ownership of the ordinary shares held by Xing except to the extent of his pecuniary interest therein.

(4)	Includes 32,200,000 ordinary shares held by Xing. Mr. Rui Lin Wu is the chairman and chief executive officer of Xing. Mr. Zhi Jian Wu Li, brother of our chairman and son of our vice chairman, owned an aggregate of 7.1% equity interest in Xing through Qiao Xing Trust and Wu Holdings Ltd. as of June 24, 2011. Mr. Rui Lin Wu also owned 41.5% equity interest in Xing as of June 24, 2011. Mr. Rui Lin Wu disclaims ownership of the ordinary shares held by Xing except to the extent of his pecuniary interest therein.

(5)	Xing is a British Virgin Islands company currently listed on the Nasdaq Global Market. Mr. Zhi Jian Wu Li, brother of our chairman and son of our vice chairman, owned an aggregate of 7.1% equity interest in Xing through Qiao Xing Trust and Wu Holdings Ltd. as of June 24, 2011. Mr. Rui Lin Wu also owned a 41.5% equity interest in Xing as of June 24, 2011. The address of Xing is Qiao Xing Science Technological & Industrial Zone, Tangquan, Huizhou, Guangdong, 516023, People’s Republic of China.
None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
As of June 24, 2011, our company had a total of 57,893,248 of its ordinary shares held by four record holders.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
B. Related Party Transactions
Equity Incentive Plan
See “Item 6. Directors, Senior Management and Employees—B. Compensation— Equity Incentive Plan.”
Service Transactions
CECT received handset processing fees of approximately RMB6.6 million and RMB1.4 million in 2008 and 2009, respectively from QXCI, which ceased to be a subsidiary of Xing in November 2009.
Convertible Notes Held by Xing
We redeemed $30,706,000 of the principal amount of the Notes that were held by Xing in 2009. In addition, we also paid to Xing $1,073,000 of interest that was accrued on the Notes as of the date of redemption.

Cash Advances To and From Related Parties
In prior years, as part of a cash management arrangement, we made cash advances to, and received cash advances from, a group of related parties at the direction and discretion of Xing. The group of related parties consists of Xing, Mr. Zhi Yang Wu, Qiao Xing Group and QXCI. Qiao Xing Group is controlled by Mr. Zhi Yang Wu and Mr. Rui Lin Wu. QXCI is a subsidiary of Xing until November 30, 2009, when it was disposed of by Xing.
In 2008, we made advances and repayments to, and received advances and repayments from, the related party group of RMB49.6 million and RMB57.7 million, respectively. The net balance due to the related parties as of December 31, 2008 was RMB11.2 million. In 2009, we made advances and repayments to, and received advances and repayments from, the related party group of RMB56.9 million and RMB43.9 million, respectively. Taking into account the reclassification of RMB7.4 million to third-party balances following the disposal by Xing of its entire equity interest in QXCI in November 2009, the net balance due to the related parties as of December 31, 2009 was RMB5.6 million. In 2010, we received advances and repayments from the related party group of RMB2.1 million. Taking into account the exchange differences of RMB0.4 million arising from the translation of foreign currency-denominated debts, the net balance due to the related parties as of December 31, 2010 was RMB8.1 million ($1.2 million).
The cash advances were unsecured, non-interest bearing and had no fixed repayment terms.
Guarantees and Pledges
Certain affiliates also provided guarantees and pledges for CECT’s short-term borrowings. Qiao Xing Group made guarantees for CECT of RMB160.0 million, RMB50.0 million and RMB50.0 million ($7.6 million) as of December 31, 2008, 2009 and 2010, respectively. Qiao Xing Group and certain of our directors jointly provided guarantees for CECT of RMB360.0 million, RMB290.0 million and RMB260.0 million ($39.4 million) as of December 31, 2008, 2009 and 2010, respectively. Xing provided guarantees of RMB336.0 million, RMB285.0 million and RMB106.0 million ($16.1 million) as of December 31, 2008, 2009 and 2010, respectively. Certain directors provided guarantees of RMB218.5 million, RMB68.5 million and RMB30.0 million ($4.5 million) as of December 31, 2008, 2009 and 2010, respectively. We have not made any personal loans to our directors or officers in the past. We provided guarantees to QXCI for bank borrowings in the amount of RMB150.0 million as of December 31, 2008.
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
ITEM 9. THE OFFER AND LISTING
A. Offering and Listing Details
Our ordinary shares have been listed on the NYSE since May 3, 2007 under the symbol “QXM.” The following table sets forth the high and low daily closing trading prices of our ordinary shares on the NYSE for the periods indicated:

	Trading price
	High	Low
	($)	($)
Annual highs and lows:
Year ended December 31, 2007 (from May 3, 2007)	15.48	6.76
Year ended December 31, 2008	8.89	1.56
Year ended December 31, 2009	5.24	1.32
Year ended December 31, 2010	4.58	2.05

Quarterly highs and lows:
First quarter 2009	2.95	1.32
Second quarter 2009	4.33	2.00
Third quarter 2009	3.58	2.52
Fourth quarter 2009	5.24	2.75
First quarter 2010	3.91	2.05
Second quarter 2010	3.14	2.10
Third quarter 2010	3.61	2.30
Fourth quarter 2010	4.58	3.29
First quarter 2011	5.96	3.60

Monthly highs and lows:
December 2010	4.58	3.30
January 2011	5.96	4.10
February 2011	5.06	4.31
March 2011	4.73	3.60
April 2011	4.63	2.75
May 2011	2.83	2.52
June 2011 (through June 24, 2011)	3.18	1.80
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
If you are a non-corporate U.S. Holder, including an individual, for taxable years beginning before January 1, 2013, dividends may constitute “qualified dividend income” which is taxed at the lower long-term capital gains rate provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, our ordinary shares will be considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they continue to be listed on the New York Stock Exchange. However, as discussed below, we believe we were a PFIC for our taxable year ended December 31, 2010 and we may continue to be a PFIC in the current and future taxable years. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.
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
Taxation of disposition of ordinary shares
Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ordinary share equal to the difference between the amount realized for the ordinary share and your tax basis in the ordinary share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual, who has held the ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.
If PRC withholding tax were to apply to a sale of ordinary shares, you generally would only be able to claim a foreign tax credit for the amount withheld to the extent that you have foreign source income. However, in the event that PRC tax is withheld from a sale of ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may be able to treat the gain from such a disposition as foreign source for foreign tax credit limitation purposes. If PRC tax is withheld, you should consult your own tax advisor regarding your eligibility for the benefits of the income tax treaty between the United States and the PRC and the creditability of any PRC tax.

Passive foreign investment company
We believe that we were a PFIC for our taxable year that ended December 31, 2010, and we may continue to be a PFIC in the current and future taxable years. Our actual PFIC status in any taxable year will not be determinable until the close of the taxable year. As a result, our PFIC status may change. If we are a PFIC for any year during which you hold ordinary shares, unless you make a timely mark-to-market election (as described below), we will continue to be treated as a PFIC to you for all succeeding years during which you hold ordinary shares.
A non-U.S. corporation is considered to be a PFIC for any taxable year if either:
•	at least 75% of its gross income is passive income, or
•	at least 50% of the average quarterly value of its assets during a taxable year is derived from assets that produce, or that are held for the production of, passive income.
For purposes of the asset test and the income test described above, we will be treated as owning a proportionate share of the assets and a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.
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
Alternatively, if the ordinary shares constitute “marketable stock” in a PFIC, you may make a mark-to-market election for the ordinary shares to elect out of the tax treatment discussed above with respect to the ordinary shares. Marketable stock is stock that is regularly traded in other than de minimis quantities on a qualified exchange, which includes the New York Stock Exchange. We expect that our ordinary shares will qualify as marketable stock for these purposes. If you make a mark-to-market election for the ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of your taxable year over your adjusted basis in such ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. You may make a timely mark-to-market election by filing Internal Revenue Service Form 8621 with your original or amended U.S. federal income tax return for the first taxable year in which we are a PFIC and you hold ordinary shares by the due date of the return (including extensions). If we are a PFIC for any taxable year, you would not be able to make a mark-to-market election with respect to any of our non-U.S. subsidiaries, or any non-U.S. corporation in which we have an equity investment, that is a PFIC that you would be treated as indirectly owning under the PFIC rules.
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

Information reporting and backup withholding
Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or other disposition of ordinary shares may be subject to information reporting to the Internal Revenue Service and possible backup withholding at a current rate of 28%. Backup withholding will not apply, however, if you are an exempt recipient or if you furnish a correct taxpayer identification number and make any other required certification. If you are required to establish your exempt status, you must provide such certification on Internal Revenue Service Form W-9. You are urged to consult your tax advisor regarding the application of the U.S. information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information in a timely manner.
Certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include ordinary shares) are required to report information relating to such assets, subject to certain exceptions. You should consult your tax advisor regarding the effect, if any, of requirement on your ownership and disposition of ordinary shares.
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
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Foreign Currency Exchange Risk
The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. Although currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall by no more than 0.3% per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. This change in policy has resulted in more than 15% appreciation of Renminbi against the U.S. dollar from July 2005 to June 24, 2011. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.
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
The net assets of Qiao Xing Mobile Communication Co., Ltd., whose functional currency is the U.S. dollar, results in our exposure to foreign currency exchange risk. The translation of the net assets of Qiao Xing Mobile Communication Co., Ltd. to Renminbi during consolidation resulted in a translation gain of RMB4.9 million ($0.7 million) in 2010, which was recognized as a component of other comprehensive loss as of December 31, 2010. In addition, Qiao Xing Mobile Communication Co., Ltd. also recorded an exchange loss of RMB3.8 million ($0.6 million) on the revaluation of the principal amount of the Notes outstanding as at December 31, 2010. If the exchange rate of the Renminbi against the U.S. dollar as of December 31, 2010 had decreased by 10% from 6.6000 to 5.9400, and the average exchange rate in 2010 had remained the same, the gain on the translation of the net assets of Qiao Xing Mobile Communication Co., Ltd. in 2010 would have been increased by RMB15.8 million ($2.4 million) and the loss on revaluation of the Notes would have increased by RMB12.8 million ($1.9 million).

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
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
On May 15, 2008, we entered into and completed the transactions contemplated by a Securities Purchase Agreement (the “SPA”) with DKR SoundShore Oasis Holding Fund Ltd. and CEDAR DKR Holding Fund Ltd. (the “Investors”) pursuant to which we issued, and the Investors purchased, an aggregate of $70.0 million of our 4.0% senior convertible notes that came with 1,648,721 common stock purchase warrants. The consideration paid by the Investors comprised a combination of 6,966,666 shares of our ordinary shares that were owned by the Investors, valued at approximately $48,349,000, and cash of $21,651,000. All ordinary shares submitted by the Investors in exchange for the Notes were cancelled. In addition, we also issued to our placement agent 942,127 common stock purchase warrants (collectively with the warrants issued to the Investors, the “Warrants”) at terms identical to those issued to the Investors.
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
On March 31, 2009, Xing, entered into an agreement to purchase $30.0 million of our outstanding Notes at an aggregate purchase price of $24.0 million from certain holders of the Notes. In November 2009, we redeemed the Notes that were purchased by Xing for $30,706,000.
In 2009, certain holders of the Notes exercised the option to convert $16,073,000 of the principal amount of the Notes plus accrued interest thereon of $590,000 into 4,114,286 ordinary shares at a conversion price of $4.05 per share.
In February 2011, the full amount of the Notes outstanding as of December 31, 2010 plus accrued interest thereon of $1,450,000 were converted into 4,549,453 ordinary shares at a conversion price of $4.05 per share.

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
Based upon that evaluation, our management has concluded that, as of December 31, 2010, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.
Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in U.S. Securities Exchange Act Rules 13a-15(f) and 15d-15(f). For the year ended December 31, 2010, under the supervision, and with the participation of our company’s management, including our principal executive officer and principal financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2010.
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

Year ended December 31,
	2009(1)	2010(2)
(Amounts in thousands)	(RMB)	(RMB)	($)

Audit fees	1,288	990	150
Audit-related fees	—	—	—

(1)	The audit fees billed by KPMG, our prior independent registered public accounting firm, in connection with the re-issuance of their audit report on our financial statements for the year ended December 31, 2007 was $39,000. The audit fees billed by Crowe Horwath LLP, our independent registered public accounting firm, in connection with the audit of our financial statements for the year ended December 31, 2009 was $150,000.

(2)	The audit fees billed by Crowe Horwath LLP, our independent registered public accounting firm, in connection with the audit of our financial statements for the year ended December 31, 2010 was $150,000.
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
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
In connection with the issuance of the Notes on May 15, 2008, we issued approximately $48,349,000 in principal amount of the Notes in exchange for 6,966,666 of our ordinary shares that were then owned by the Investors of the Notes. All ordinary shares submitted by the Investors in exchange for the Notes were subsequently canceled.
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
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
On January 8, 2009, we were notified that effective December 8, 2008, the personnel of Grobstein, Horwath & Company LLP, or GHC, joined Crowe Horwath LLP, or Crowe, resulting in the resignation of GHC as our independent registered public accounting firm. On January 12, 2009, our board of directors appointed Crowe as our new independent registered public accounting firm.
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
ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements of Qiao Xing Mobile Communication Co., Ltd. and its subsidiaries are included at the end of this annual report.
ITEM 19. EXHIBITS

Exhibit
Number	Description

1.1	Amended and Restated Memorandum of Association(1)

1.2	Second Amended and Restated Memorandum and Articles of Association of the Registrant(1)

4.1	Equity Incentive Plan(1)

4.2	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant(1)

4.3	Non-Competition Agreement(1)

4.4	Securities Purchase Agreement, dated May 15, 2008(2)

4.5	Registration Rights Agreement, dated May 15, 2008(2)

8.1	Subsidiaries of the Registrant

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer and Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Crowe Horwath LLP, dated June 30, 2011

(1)	Incorporated by reference from the Registrant’s F-1 registration statement (File No. 333-142162), as amended, first filed with the SEC on April 17, 2007.

(2)	Incorporated by reference from the Registrant’s 6-K furnished on May 19, 2008.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QIAO XING MOBILE COMMUNICATION CO., LTD.
Date: June 30, 2011	By:	/s/ Zhi Yang Wu
		Name:	Zhi Yang Wu
		Title:	Chairman

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
Qiao Xing Mobile Communication Co., Ltd.
We have audited the accompanying consolidated balance sheets of Qiao Xing Mobile Communication Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2009 and 2010, and the related consolidated statements of operations, comprehensive income (loss) cash flows and equity for each of the years in the three year period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Qiao Xing Mobile Communication Co., Ltd. and subsidiaries as of December 31, 2009 and 2010, and the consolidated results of their operations and their cash flows for each of the years in the three year period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 11, effective January 1, 2009, the Company adopted new accounting guidance relating to determining whether an instrument (or embedded feature) is indexed to an entity's own stock.
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
June 30, 2011

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(amounts in thousands, except share and per share data)

	December 31,
	2009	2010
	RMB	RMB	US$
Assets

Current assets:
Cash	3,129,070	2,755,505	417,501
Restricted cash	251,720	37,758	5,721
Accounts receivable, net	114,689	239,390	36,271
Inventories	97,146	59,969	9,086
Prepayments to suppliers	181,550	86,302	13,076
Prepaid expenses and other current assets	36,007	33,683	5,103
Assets held for sale	163,000	—	—
Deferred income taxes	16,249	—	—

Total current assets	3,989,431	3,212,607	486,758

Property, machinery and equipment, net	23,708	20,830	3,156
Equity investment, at cost	5,000	—	—
Goodwill	112,814	—	—
Other intangible assets, net	4,433	—	—
Deferred income taxes	1,207	—	—

Total assets	4,136,593	3,233,437	489,914

Liabilities and Equity

Current liabilities:
Short-term borrowings	884,708	446,000	67,576
Accounts payable	60,751	39,737	6,021
Prepayments from customers	16,370	3,902	591
Accrued liabilities	34,590	19,178	2,906
Amounts due to related parties	5,568	8,136	1,233
Other payables and current liabilities	56,933	8,078	1,223
Embedded derivative liability	39,978	20,113	3,047
Convertible notes	112,162	112,162	16,994

Total current liabilities	1,211,060	657,306	99,591

Warrant liability	22,637	17,650	2,674

Total liabilities	1,233,697	674,956	102,265

Commitments and contingencies

Equity:
Ordinary shares:
Par value: none
Authorized: Unlimited
Issued and outstanding: 52,684,901 and 53,016,292 shares, respectively	1,191,071	1,191,071	180,465
Additional paid-in capital	848,320	870,212	131,850
Retained earnings	800,597	437,755	66,327
Accumulated other comprehensive loss	(29,537)	(24,621)	(3,730)

Total shareholders’ equity	2,810,451	2,474,417	374,912

Noncontrolling interests	92,445	84,064	12,737

Total equity	2,902,896	2,558,481	387,649

Total liabilities and equity	4,136,593	3,233,437	489,914

See accompanying notes to the consolidated financial statements.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(amounts in thousands, except share and per share data)

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$

Revenues:
External parties	2,147,300	1,631,541	855,544	129,628
Related parties	6,573	1,371	—	—

Total revenues	2,153,873	1,632,912	855,544	129,628

Cost of goods sold	(1,287,096)	(1,381,595)	(904,328)	(137,020)

Gross profit (loss)	866,777	251,317	(48,784)	(7,392)

Operating expenses:
Selling and distribution	(146,551)	(109,598)	(108,578)	(16,451)
General and administrative	(44,231)	(73,619)	(55,120)	(8,352)
Research and development	(29,242)	(36,404)	(18,943)	(2,870)
Amortization of other intangible assets	(11,727)	(4,733)	(4,433)	(672)
Impairment of goodwill	—	—	(112,814)	(17,093)
Impairment of assets held for sale	—	(5,957)	—	—
Impairment of other intangible assets	(26,235)	(13,600)	—	—

Operating income (loss)	608,791	7,406	(348,672)	(52,830)

Other income (expense):
Interest income	24,405	18,850	21,978	3,330
Interest expense	(165,506)	(326,512)	(45,159)	(6,842)
Foreign currency exchange gain (loss), net	(5,142)	352	(3,815)	(578)
Gain (loss) on remeasurement of embedded derivatives	144,939	(87,935)	19,006	2,880
(Loss) gain on remeasurement of warrant liability	—	(7,219)	4,343	658
(Loss) gain on extinguishment of convertible debts	(10,634)	159,326	—	—
Impairment of investment at cost	—	(2,803)	—	—
Gain on disposal of subsidiaries	2,269	—	—	—
Other income (loss), net	(3,700)	178	(1,448)	(219)

Income (loss) before income tax expense	595,422	(238,357)	(353,767)	(53,601)
Income tax expense	(155,717)	(11,632)	(17,456)	(2,645)

Net income (loss)	439,705	(249,989)	(371,223)	(56,246)
Net (income) loss attributable to noncontrolling interests	(15,901)	(380)	8,381	1,270

Net income (loss) attributable to holders of ordinary shares	423,804	(250,369)	(362,842)	(54,976)

Earnings (loss) per ordinary share:
Basic	7.52	(5.21)	(6.85)	(1.04)

Diluted	6.99	(5.21)	(6.85)	(1.04)

See accompanying notes to the consolidated financial statements.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(amounts in thousands)

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$

Net income (loss)	439,705	(249,989)	(371,223)	(56,246)
Foreign currency translation adjustments	(7,771)	(126)	4,916	745

Comprehensive income (loss)	431,934	(250,115)	(366,307)	(55,501)
Comprehensive income attributable to noncontrolling interests	(15,901)	(380)	8,381	1,270

Comprehensive income (loss) attributable to holders of ordinary shares	416,033	(250,495)	(357,926)	(54,231)

See accompanying notes to the consolidated financial statements.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands)

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$

Cash flows from operating activities:

Net income (loss)	439,705	(249,989)	(371,223)	(56,246)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:

Depreciation	11,957	10,607	4,931	747
Amortization of land use rights	802	803	—	—
Amortization of other intangible assets	11,727	4,733	4,433	672
Impairment of goodwill	—	—	112,814	17,093
Impairment of assets held for sale	—	5,957	—	—
Impairment of other intangible assets	26,235	13,600	—	—
Impairment of investment at cost	—	2,803	—	—
Bad debt expense	682	12,938	8,491	1,287
Inventory write-downs	6,650	18,016	20,012	3,032
Inventory write-off	—	—	32,350	4,902
Foreign currency exchange (gain) loss, net	5,142	(352)	3,815	578
(Gain) loss on disposal of property, machinery and equipment	(15)	162	(117)	(18)
Accretion of discount on convertible notes	70,512	225,634	—	—
Amortization of deferred debt issuance costs	10,851	34,723	—	—
(Gain) loss on remeasurement of embedded derivatives	(144,939)	87,935	(19,006)	(2,880)
(Gain) loss on remeasurement of warrant liability	—	7,219	(4,343)	(658)
Loss (gain) on extinguishment of convertible debts	10,634	(159,326)	—	—
Accrued interest settled through the issuance of ordinary shares on the conversion of convertible notes	316	4,028	—	—
Gain on disposal of subsidiaries	(2,269)	—	—	—
Deferred income taxes	(6,550)	(10,782)	17,456	2,645
Share-based compensation	14,668	34,922	21,892	3,317

Changes in operating assets and liabilities:

Accounts receivable	(53,844)	334,655	(133,192)	(20,181)
Bills receivable	(43,516)	43,516	—	—
Inventories	(15,527)	68,007	(15,185)	(2,301)
Prepayments to suppliers	(195,018)	189,820	95,248	14,432
Prepaid expenses and other current assets	(13,684)	(6,603)	2,324	352
Accounts payable	(50,844)	8,704	(21,014)	(3,184)
Prepayments from customers	37,966	(26,181)	(12,468)	(1,889)
Accrued liabilities	9,213	(15,424)	(15,412)	(2,335)
Other payables and current liabilities	(20,488)	706	145	22
Income taxes payable	(260)	(38,462)	—

Net cash provided by (used in) operating activities	110,106	602,369	(268,049)	(40,613)

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(amounts in thousands)

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$

Cash flows from investing activities:

Purchase of property, machinery and equipment	(14,895)	(912)	(2,079)	(315)
Restricted cash related to new bank borrowings	(108,858)	(206,891)	(176,739)	(26,779)
Release of restricted cash upon repayment of bank borrowings	66,943	91,470	390,701	59,197
Net cash (outflow) inflow on disposal of subsidiaries	(1,162)	8,764	—	—
Proceeds from disposal of equity investment held at cost	—	—	5,000	758
Proceeds from disposal of assets held for sale	—	49,000	114,000	17,273
Proceeds from disposal of property, machinery and equipment	309	40	143	21

Net cash (used in) provided by investing activities	(57,663)	(58,529)	331,026	50,155

Cash flows from financing activities:

Net proceeds from issuance of convertible notes	128,887	—	—	—
Redemption of convertible notes	—	(209,700)	—
Proceeds from short-term borrowings	1,650,123	1,418,588	1,318,422	199,761
Repayments of short-term borrowings	(1,643,314)	(1,517,830)	(1,757,130)	(266,232)
Proceeds from borrowings from Xing or from related parties on behalf of Xing	57,681	43,871	2,126	322
Repayments of borrowings from Xing or from related parties on behalf of Xing	(49,639)	(56,910)	—	—

Net cash provided by (used in) financing activities	143,738	(321,981)	(436,582)	(66,149)

Effect of foreign exchange rate changes	(19,015)	63	40	6

Net increase (decrease) in cash	177,166	221,922	(373,565)	(56,601)
Cash, beginning of year	2,729,982	2,907,148	3,129,070	474,102

Cash, end of year	2,907,148	3,129,070	2,755,505	417,501

Supplemental disclosure of cash flow information:

Interest paid	77,622	71,672	40,673	6,163
Income tax paid	162,527	90,031	—	—
Warrant issuance costs in the form of share-based payment	2,500	—	—	—
Convertible note issuance costs in the form of share-based payment	31,451	—	—	—
Ordinary shares repurchased through the issuance of convertible notes	338,165	—	—	—
Ordinary shares issued on partial conversion of convertible notes	55,054	126,650	—	—
Additional supplemental cash flow information is set out in notes 3 and 6.
See accompanying notes to the consolidated financial statements.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
(amounts in thousands, except share data)

					Accumulated
	Ordinary shares		Additional		other	Total
	Number		paid-in	Retained	comprehensive	shareholders’	Noncontrolling	Total
	of shares	Amount	capital	earnings	loss	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2008	52,500,000	1,316,726	802,892	574,004	(23,080)	2,670,542	78,235	2,748,777
Net income	—	—	—	423,804	—	423,804	15,901	439,705
Foreign currency translation adjustments	—	—	—	—	(7,771)	(7,771)	—	(7,771)
Issuance of ordinary shares	2,076,397	85,860	—	—	—	85,860	—	85,860
Cancellation of ordinary shares	(6,966,666)	(338,165)	—	—	—	(338,165)	—	(338,165)
Issuance of stock purchase warrants to convertible note investors and external consultants	—	—	70,012	—	—	70,012	—	70,012
Warrant issuance costs	—	—	(4,162)	—	—	(4,162)	—	(4,162)
Share-based compensation	—	—	14,668	—	—	14,668	—	14,668
Noncontrolling interests derecognized upon disposal of a subsidiary	—	—	—	—	—	—	(2,071)	(2,071)

Balance as of December 31, 2008	47,609,731	1,064,421	883,410	997,808	(30,851)	2,914,788	92,065	3,006,853
Effect of change in accounting principle (Note 11)	—	—	(70,012)	53,158	1,440	(15,414)	—	(15,414)

Balance as of December 31, 2008 as adjusted	47,609,731	1,064,421	813,398	1,050,966	(29,411)	2,899,374	92,065	2,991,439
Net (loss) income	—	—	—	(250,369)	—	(250,369)	380	(249,989)
Foreign currency translation adjustments	—	—	—	—	(126)	(126)	—	(126)
Issuance of ordinary shares	5,075,170	126,650	—	—	—	126,650	—	126,650
Share-based compensation	—	—	34,922	—	—	34,922	—	34,922

Balance as of December 31, 2009	52,684,901	1,191,071	848,320	800,597	(29,537)	2,810,451	92,445	2,902,896
Net loss	—	—	—	(362,842)	—	(362,842)	(8,381)	(371,223)
Foreign currency translation adjustments	—	—	—	—	4,916	4,916	—	4,916
Issuance of ordinary shares	331,391	—	—	—	—	—	—	—
Share-based compensation	—	—	21,892	—	—	21,892	—	21,892

Balance as of December 31, 2010	53,016,292	1,191,071	870,212	437,755	(24,621)	2,474,417	84,064	2,558,481

US$		180,465	131,850	66,327	(3,730)	374,912	12,737	387,649

See accompanying notes to the consolidated financial statements.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share data)
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
As of December 31, 2010, the Company was 60.7% owned by Qiao Xing Universal Resources, Inc. (“Xing”), a company listed on the Nasdaq National Market.
Details of the Group’s subsidiaries are as follows:

		Percentage of equity interest
	Place of	attributable to the Group
Name of subsidiary	incorporation	as of December 31,
		2009	2010

CEC Telecom Co., Ltd. (“CECT”)	PRC	96.6%	96.6%

Beijing VEVA Technology Co., Ltd.	PRC	96.6%	96.6%

Beijing Yilian Xuntong Technology Co., Ltd.	PRC	—	96.6%
(c)	Significant concentrations and risks
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
Revenue concentrations
Individual customers accounting for more than 10% of the Group’s revenue for the years ended December 31, 2008, 2009 and 2010, are as follows:

	Year ended December 31,
	2008	2009	2010
Beijing Jiasheng Ruitong Electronics Co., Ltd.	12%	18%	26%
Beijing Jiusheng Aoxiang Technology Co., Ltd.	—	15%	20%
Shenzhen Siecom Communication Technology Development Co., Ltd.	—	20%	17%
Beijing Ousa Technology Co., Ltd.	—	—	15%
Beijing U-life International Technology Co., Ltd.	53%	17%	—
Shenzhen Laidi Technical Co., Ltd.	—	16%	—

Total	65%	86%	78%

As of December 31, 2009 and 2010, the Group’s five largest accounts receivable accounted for approximately 82% and 68%, respectively, of the Group’s total accounts receivable.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share data)
Concentrations of cash balances held at financial institutions
As of December 31, 2009 and 2010, cash of RMB3,118,231 and RMB2,750,481 (US$416,740), respectively, was held in uninsured accounts at major financial institutions located in the PRC, and cash of RMB10,839 and RMB5,024 (US$761), respectively, was held in uninsured accounts at major financial institutions located in the Hong Kong Special Administrative Region (the “HK SAR”). Further, as of December 31, 2009 and 2010, the Company’s cash balance included U.S. dollar denominated bank deposits of US$246 and US$247 (equivalent to RMB1,678 and RMB1,633), respectively, in uninsured accounts at major institutions located in the PRC, and US$1,558 and US$692 (equivalent to RMB10,638 and RMB4,570), respectively, in uninsured accounts at major financial institutions located in the HK SAR. Management believes that these major financial institutions are of high credit quality.
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
Prior to November 30, 2006, the Company was 80% owned by Xing. The Company became a wholly owned subsidiary of Xing on November 30, 2006 when Xing acquired the remaining 20% equity interest in the Company from Galbo Enterprise Limited (“Galbo” (Xing’s interest in the Company was subsequently diluted and as of December 31, 2010, the Company was 60.7% owned by Xing)). Xing’s acquisition of the 20% minority interest in the Company on November 30, 2006 was accounted for by Xing using the purchase method. Accordingly, the purchase accounting adjustments as a result of Xing’s acquisition of the 20% minority interest in the Company have been pushed-down and reflected in the accompanying financial statements.
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
Cash that is restricted as to withdrawal for use or pledged as security is disclosed separately on the face of the consolidated balance sheet, and is not included in cash in the consolidated statements of cash flows. Restricted cash of RMB251,720 and RMB37,758 (US$5,721) as of December 31, 2009 and 2010, respectively, represents pledged deposits for securing short-term bank borrowings.
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

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share data)
To reduce the Group’s credit risk, the Group has required certain customers to purchase the Group’s products using bills receivable. Bills receivable represents interest-free short-term notes receivable issued by a financial institution that entitles the Group to receive the full face amount from the financial institution at a stated maturity date, which is within one year from the date of issuance.
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
Depreciation of property, machinery and equipment attributable to manufacturing activities is capitalized as part of inventory and expensed to cost of goods sold when the inventory is sold. Depreciation related to abnormal amounts from idle capacity is charged to cost of goods sold in the period it becomes idled. When items are retired or otherwise disposed of, income is charged or credited for the difference between the net book value and proceeds received thereon. Assets to be disposed of are separately presented on the consolidated balance sheet and reported at the lower of their carrying amount or fair value less costs to sell, and are no longer depreciated.
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
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share data)
(i)	Goodwill and other intangible assets
Goodwill represents the excess of the cost of an acquisition over the fair value of net assets acquired. Goodwill is not amortized, but is instead tested for impairment at least annually (See note 8).
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
Management has determined that the Group’s “CECT” brand name held by its subsidiary, CECT, does not have a determinable useful life. Consequently, the carrying amount of this brand name is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that the assets might be impaired. Such impairment test consists of a comparison of the fair value of the brand name with its carrying amount, and an impairment loss is recognized if and when the carrying amount of the brand name exceeds its fair value. As of December 31, 2009, full impairment provision has been made on the Group’s “CECT” brand name. As indicated by Note 8 as of December 31, 2010, full impairment provision has been made on goodwill.
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
The Group recognizes a liability for price guarantees, which generally cover a period of between three to four months, based on management’s estimates of future price reductions and the level of unsold inventories held by customers at the dates of expected price adjustments. Price guarantees reported as a reduction of revenues amounted to RMB91, RMB118 and nil for the years ended December 31, 2008, 2009 and 2010, respectively.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share data)
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

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$

Balance at beginning of year	8,097	5,029	1,923	291
Provision	7,485	2,830	2,713	411
Utilization	(10,553)	(5,936)	(3,100)	(469)

Balance at end of year	5,029	1,923	1,536	233

(m)	Research and development costs, advertising costs, and shipping and handling costs
Research and development costs are expensed as incurred.
Adverting costs are charged to selling and distribution expenses when incurred. Advertising costs amounted to RMB137,166, RMB92,212 and RMB99,089 (US$15,013) for the years ended December 31, 2008, 2009 and 2010, respectively.
The costs of shipping and distributing products are included in cost of sales.
(n)	Retirement and other postretirement benefits
Pursuant to relevant PRC regulations, the Group’s subsidiaries are required to make contributions to various defined contribution plans organized by the PRC government. The contributions are made for each qualifying PRC employee at 20% of a standard salary base as determined by the PRC governmental authority. Contributions to the defined contribution plans are charged to expense as the service is provided. For the years ended December 31, 2008, 2009 and 2010, contributions to the defined contribution plans were RMB2,228, RMB3,165 and RMB2,805 (US$425), respectively. The Group has no other obligation for the payment of employee benefits associated with these plans beyond the contributions described above.
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
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates or laws is recognized in the statement of operations in the period that the change in tax rates or tax laws is enacted. Interest and penalties related to unrecognized tax benefits, if and when required, are classified as part of income tax expense in the statement of operations.
(q)	Foreign currency transactions
The reporting currency of the Group is Renminbi (“RMB”).

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share data)
The Company’s functional currency is the United States dollars (“U.S. dollar” or “US$”). The functional currency of all other companies within the Group is the RMB. Monetary assets and liabilities which are denominated in currencies other than RMB are translated into RMB using the applicable exchange rates quoted by the People’s Bank of China (the “PBOC”) at each balance sheet date. Transactions of the Company and of all other companies within the Group denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the PBOC prevailing at the dates of transactions. Foreign exchange gains or losses resulting from the settlement of foreign currency transactions and from the translation at each period of assets and liabilities denominated in foreign currencies are recorded as foreign currency exchange gain, net in the consolidated statements of operations.
Assets and liabilities of the Company are translated into RMB using the exchange rate as of the balance sheet date. Income and expenses are translated at the average exchange rate prevailing during the reporting period. The gains and losses resulting from the translation of the financial statements of the Company are recorded as accumulated other comprehensive loss, a separate component within shareholders’ equity.
RMB is not freely convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for foreign exchange transactions are the rates of exchange quoted by the PBOC, which are determined largely by supply and demand.
For the convenience of readers, certain 2010 RMB amounts included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00 = RMB6.6000, being the noon buy rate for U.S. dollars in effect on December 30, 2010 in the City of New York for cable transfer in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2010, or at any other date.
(r)	Earnings (loss) per share
Basic earnings (loss) per share is computed using the “two-class” method by dividing net income (loss) allocated to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of ordinary and dilutive ordinary shares equivalents outstanding during the year. Potential dilutive securities are not included in the calculation of diluted earnings (loss) per share if the impact is anti-dilutive.
(s)	Use of estimates
The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions in the Group’s consolidated financial statements include determining the fair values of assets and liabilities acquired in business combinations, the estimated useful lives of property, machinery and equipment and intangible assets with determinable lives, the recoverability of the carrying values of property, machinery and equipment, goodwill, other intangible assets, receivables, inventories, deferred income tax assets and other assets, the fair value of share-based payments, the fair values of conversion options and other derivatives embedded in convertible notes, the fair value of ordinary share warrants granted, and the allowances for warranty obligations and price guarantees. Actual result could differ from those estimates.
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

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share data)
(v)	Recently issued accounting standards
In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements” (“ASU 2010-13”). ASU 2010-06 amends Accounting Standards Codification (“ASC”) 820 to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The guidance in ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, the adoption of which did not have a material impact on the Group’s financial statements, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. The adoption of the Level 3 guidance of ASU 2010-06 is not expected to have a material impact on the Group’s consolidated financial statements.
In April 2010, the FASB issued ASU No. 2010-13, “Compensation — Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades” (“ASU 2010-13”). The objective of ASU 2010-13 is to address the classification of an employee share-based payment award with an exercise price dominated in the currency of a market in which the underlying equity security trades. ASC 718 provides guidance on the classification of a share-based payment award as either equity or liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. ASU 2010-13 provide amendments to ASC 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. Then amendments in this standard are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 31, 2010. The adoption of ASU 2010-13 is not expected to have a material impact on the Group’s consolidated financial statements.
In December 2010, the FASB issued ASU No. 2010-28, “Intangibles — Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts” (“ASU 2010-28”). The objective of ASU 2010-28 is to address questions about entities with reporting units with zero or negative carrying amounts because some entities concluded that Step 1 of the test is passed in those circumstances because the fair value of their reporting unit will generally be greater than zero. The amendments in this standard modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. This standard is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The adoption of ASU 2010-28 is not expected to have a material impact on the Group’s consolidated financial statements.
In December 2010, the FASB issued ASU No. 2010-29, “Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations” (“ASU 2010-29”). ASU 2010-29 specifies that if a public company presents comparative financial statements, the entity should only disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. ASU 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, with early adoption permitted. The adoption of ASU 2010-29 is not expected to have a material impact on the Group’s consolidated financial statements.
3	Disposals
The Group disposed of its interests in two subsidiaries, Beijing CECT Yitong Technology Co., Ltd. (“BCYT”) and Huizhou CEC Telecom Co., Ltd. (“HCECT”), during the year ended December 31, 2008. The condensed historical balances of the subsidiaries’ assets and liabilities that were disposed of consisted of:

	BCYT	HCECT	Total
	RMB	RMB	RMB
Cash	924	238	1,162
Other current assets	20,866	14,616	35,482
Property, machinery and equipment	—	10,876	10,876
Current liabilities	—	(5,808)	(5,808)
Noncontrolling interests	(2,071)	—	(2,071)

Net assets disposed	19,719	19,922	39,641

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share data)
The gain on disposal of subsidiaries reflected in the consolidated statement of operations for the year ended December 31, 2008 is calculated as follows:

	BCYT	HCECT	Total
	RMB	RMB	RMB

Consideration	20,000	21,910	41,910
Net assets disposed	(19,719)	(19,922)	(39,641)

Gain on disposal	281	1,988	2,269

The net cash outflow in respect of the disposal of subsidiaries during the year ended December 31, 2008 is as follows:

	BCYT	HCECT	Total
	RMB	RMB	RMB

Consideration	20,000	21,910	41,910
Cash disposed	(924)	(238)	(1,162)
Consideration paid through set-off of payables	(20,000)	(13,146)	(33,146)
Unpaid consideration as at December 31, 2008	—	(8,764)	(8,764)

Net cash outflow	(924)	(238)	(1,162)

The unpaid consideration of RMB8,764 relating to the disposal of HCECT that was outstanding as of December 31, 2008 was fully repaid during the year ended December 31, 2009.
4	Accounts receivable, net
Accounts receivable, net consists of the following:

	December 31,
	2009	2010
	RMB	RMB	US$

Accounts receivable	133,130	266,322	40,352
Less: Allowance for doubtful accounts	(18,441)	(26,932)	(4,081)

Accounts receivable, net	114,689	239,390	36,271

The following table presents the movement of the allowance for doubtful accounts:

	Year ended December 31,
	2009	2010
	RMB	RMB	US$

Balance at beginning of year	6,043	18,441	2,794
Bad debt expense	12,938	8,601	1,303
Bad debt recovery	(540)	(110)	(16)
Bad debt write-off	—	—	—

Balance at end of year	18,441	26,932	4,081

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 30 to 90 days from the date of billing. Normally, the Group does not obtain collateral from customers.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share data)
5	Inventories
Inventories by category consist of the following:

	December 31,
	2009	2010
	RMB	RMB	US$

Raw materials	77,296	43,903	6,652
Finished goods	19,850	16,066	2,434

Total inventories	97,146	59,969	9,086

Inventories write-downs of RMB6,650, RMB18,016 and RMB20,012 (US$3,032) were charged to cost of goods sold during the years ended December 31, 2008, 2009 and 2010, respectively.
6	Assets held for sale
In November 2009, the Group entered into an agreement for the sale of a property and the associated land use rights to a third party for a total consideration of RMB163,000. A deposit of RMB49,000 was received from the purchaser, the amount of which has been included in other payables and current liabilities as of December 31, 2009. The sale transaction was subsequently completed and the balance consideration of RMB114,000 was received in the second quarter of 2010. As of December 31, 2009, the land and property have been reclassified from non-current assets to current assets held for sale. In addition, an impairment charge of RMB5,957 was made during the year ended December 31, 2009 to write down the value of the assets to their fair value which was estimated based on the expected net sales proceeds.
7	Property, machinery and equipment, net
Property, machinery and equipment consist of the following:

	December 31,
	2009	2010
	RMB	RMB	US$

Buildings and improvements	554	554	84
Machinery and equipment	32,378	32,719	4,957
Furniture and office equipment	2,916	4,593	696
Motor vehicles	3,483	2,615	396

Total property, machinery, and equipment	39,331	40,481	6,133
Less: accumulated depreciation	(15,623)	(19,651)	(2,977)

Property, machinery, and equipment, net	23,708	20,830	3,156

All the Group’s property, machinery and equipment are located in the PRC.
Depreciation charge was allocated to the following expenses items:

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$

Cost of goods sold	10,134	8,512	3,531	535
Selling and distribution expenses	4	6	55	8
General and administrative expenses	1,819	2,089	1,345	204

Total	11,957	10,607	4,931	747

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share data)
8	Goodwill
The impairment tests conducted by the Group on goodwill for the years ended December 31, 2008 and 2009 did not result in any impairment charges. In 2010, the impairment test conducted by the Group resulted in an impairment charge of RMB112,814 (US$17,093), which reflects the reduction in the estimated fair value of CECT that resulted mainly from the intensely competitive and difficult operating environment in the PRC mobile handset industry.
9	Other intangible assets, net
Intangible assets, which arose from the acquisition of the Group’s initial 65% equity interest in CECT on February 8, 2003, and from the push-down accounting adjustments on November 30, 2006 upon Xing’s acquisition of an additional 20% equity interest in the Company (as discussed in Note 2(a)), comprise the following components:

		December 31, 2009
	Gross			Other
	carrying	Accumulated	Accumulated	intangibles
	amount	amortization	impairment	assets, net
	RMB	RMB	RMB	RMB

“CECT” brand	39,835	—	(39,835)	—
Customer relationships	5,418	(5,418)	—	—
Completed technology	16,950	(16,950)	—	—
Core technology	24,193	(19,760)	—	4,433
Backlog	9,175	(9,175)	—	—
Licenses	1,725	(1,725)	—	—

Total	97,296	(53,028)	(39,835)	4,433

	December 31, 2010
	Gross
	carrying	Accumulated	Accumulated
	amount	amortization	impairment	Other intangible assets, net
	RMB	RMB	RMB	RMB	US$

“CECT” brand	39,835	—	(39,835)	—	—
Customer relationships	5,418	(5,418)	—	—	—
Completed technology	16,950	(16,950)	—	—	—
Core technology	24,193	(24,193)	—	—	—
Backlog	9,175	(9,175)	—	—	—
Licenses	1,725	(1,725)	—	—	—

Total	97,296	(57,461)	(39,835)	—	—

Due to the Group’s strategic shift to focus more on its high-end VEVA-branded handsets, the Group recorded an impairment charge of RMB26,235 on its “CECT” brand name in 2008 and an impairment charge of RMB13,600 (US$1,992) in 2009.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share data)
10	Short-term borrowings
Short-term borrowings consist of the following:

	December 31,
	2009	2010
	RMB	RMB	US$

Bills payable	191,200	—	—
Bank loans	693,508	446,000	67,576

Total short-term borrowings	884,708	446,000	67,576

Bills payable represents bank borrowings with payment terms of not more than 180 days. These are non-interest bearing unless they become trust receipt loans which then bear interest at the prevailing bank lending rates.
During each of the periods presented, the Group entered into various loan agreements with commercial banks in the PRC at terms ranging from three months to one year. The weighted average interest rate on bank loans outstanding as of December 31, 2009 and 2010 was 6.0% and 6.1%, respectively. The principal amounts of these short-term loans are repayable at the end of the loan period, while the related interest expense of these short-term loans is payable on a monthly or quarterly basis.
Short-term borrowings of RMB135,008 and RMB106,000 (US$16,061) as of December 31, 2009 and 2010, respectively are subject to certain financial covenants relating to certain of the Group’s and Xing’s tangible net worth, borrowing to tangible net worth plus minority interest, current ratio, and interest to earnings before interest and taxes ratios. If the Group were to breach the covenants, the drawn down facilities would become payable on demand. The Group was in compliance with these financial covenants as of December 31, 2009 and 2010.
Short-term borrowings are secured by the following:

	December 31,
	2009	2010
	RMB	RMB	US$

Pledged by bank deposits	251,720	37,758	5,721

Guarantees provided by:
- Qiao Xing Group Limited (“QXGL”)	50,000	50,000	7,576
- QXGL and directors of the Company	290,000	260,000	39,394
- Xing	285,008	106,000	16,061
- Directors of the Company	68,500	30,000	4,545

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share data)
11	Convertible notes
Pursuant to a Securities Purchase Agreement and Registration Rights Agreement signed on May 15, 2008, the Company issued to two existing shareholders of the Company (the “Investors”) US$70,000 of senior convertible notes (the “Notes”) that came with warrants to purchase 1,648,721 ordinary shares of the Company (the “Investor Warrants”). The consideration paid on May 15, 2008 by the Investors for the Notes comprised a combination of 6,966,666 ordinary shares of the Company that were owned by the Investors, valued at approximately US$48,349 based on the closing market price of the Company’s ordinary shares on May 14, 2008, and cash of US$21,651. All ordinary shares submitted by the Investors in exchange for the Notes were cancelled. In addition, the Company issued warrants to its placement agent to purchase up to 942,127 ordinary shares of the Company at terms identical to the Investor Warrants (the “Agent Warrants” and collectively with the Investor Warrants, the “Warrants”).
The material terms and conditions of the Notes are summarized as follows:
•	the Notes are unsecured and mature on May 15, 2011;

•	the Notes bear interest at a rate of 4.0% per annum, payable in cash in arrears on a calendar semi-annual basis beginning June 30, 2008;

•	the Notes are convertible at the holders’ option into ordinary shares of the Company at an initial conversion price of $7.43 per share. The conversion price is subject to reset if the average of the daily volume weighted average price (“VWAP”) of the Company’s ordinary shares for the five consecutive trading days ending on each three-month anniversary of the issuance date of the Notes until maturity (each a “Reset Date”) is less than $6.76. In that event, the conversion price is reset to a price equal to the greater of US$4.05 or 92.5% of the arithmetic average of the daily VWAP of the Company’s ordinary shares for the five trading days ending on the applicable Reset Date. The conversion price of the Notes was reset to US$4.05 on November 15, 2008;

•	the Notes cannot be converted if, after giving effect to such conversion, the holders of the Notes (together with their affiliates) would beneficially own in excess of 9.99% of the Company’s ordinary shares outstanding immediately after giving effect to the conversion;

•	the Notes require an automatic re-pricing of the conversion price if the Company make certain sales of its ordinary shares or ordinary share equivalents in a capital-raising transaction at a price below the conversion price;

•	the holders of the Notes have the right to require the Company to redeem the Notes at any time on or after the 18 month anniversary of the issuance date of the Notes in an amount equal to the sum of (a) the outstanding principal of the Notes, and (b) the accrued and unpaid interest thereon. Accordingly, the Notes were classified as current liabilities on the consolidated balance sheet as of December 31, 2009 and 2010;

•	in the event of a default, change of control and certain other fundamental transactions, the holders of the Notes have the right to require the Company to redeem all or any portion of the Notes at a price equal to the greater of (i) the amount to be redeemed multiplied by a redemption premium of 125% and (ii) the amount to be redeemed multiplied by the quotient determined by dividing the closing bid price of the Company’s ordinary shares on the date immediately preceding such event by the conversion price of the Notes;

•	all principal, interest, late charges and other amounts due under the Notes that are payable in cash shall be settled in U.S. dollars in an amount equal to the applicable U.S. dollar cash payment due under the terms of the Notes multiplied by 6.99 and divided by the exchange rate of one U.S. dollar to RMB on the date such payment is due; and

•	the Company is required under the terms of the Registration Rights Agreement to file with the Securities and Exchange Commission (“SEC”) a registration statement to register the ordinary shares issuable upon the conversion of the Notes and the exercise of the Warrants to permit the resale of such ordinary shares to the public. The registration statement was filed by the Company on June 27, 2008 and was declared effective by the SEC on July 11, 2008.
The material terms and conditions of the Warrants are summarized as follows:
•	the initial exercise price of each Warrant is $8.91 per share, subject to adjustments as provided for in the Warrant;

•	the Warrants are exercisable at any time during a period of five years from May 15, 2008;

•	the Warrants contain a “cashless exercise” feature if the registration statement covering the shares underlying the Warrants is not available for the resale upon the exercise of the Warrants;

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share data)
•	the Warrants contain certain limitations on the exercise thereof in the event that the holder would beneficially own in excess of 9.99% of the Company’s ordinary shares outstanding immediately after giving effect to such exercise; and

•	the Warrants require an automatic re-pricing of the exercise price if the Company makes certain sales of its ordinary shares or ordinary share equivalents in a capital-raising transaction at a price below the exercise price of the Warrants.
The Notes included on the consolidated balance sheet as of December 31, 2009 and 2010 are analyzed as follows:

	December 31,
	2009	2010
	RMB	RMB	US$

Gross proceeds	489,601	489,601	74,182
Discount on notes:
- Equity-classified Investor Warrants	(36,062)	(36,062)	(5,464)
- Liability-classified embedded derivatives	(304,037)	(304,037)	(46,066)

Value of debt component at date of issue	149,502	149,502	22,652
Foreign currency realignment	7,261	7,261	1,100
Accretion of discount	296,146	296,146	44,871
Conversion of Notes into ordinary shares	(131,047)	(131,047)	(19,856)
Redemption of Notes	(209,700)	(209,700)	(31,773)

Net value at end of year	112,162	112,162	16,994

The terms and features of the Investor Warrants were evaluated to determine whether they were to be classified as equity or liability and the Company concluded that all indicators for equity classification were present at the date of issuance.
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
The embedded derivative liability included on the consolidated balance sheet as of December 31, 2009 and 2010 is analyzed as follows:

	December 31,
	2009	2010
	RMB	RMB	US$

Value on initial recognition	304,037	304,037	46,066
Foreign currency realignment	(6,450)	(7,309)	(1,107)
Cumulative gain on remeasurement	(57,004)	(76,010)	(11,517)
Settled on conversion of Notes	(87,575)	(87,575)	(13,269)
Settled on redemption of Notes	(113,030)	(113,030)	(17,126)

Net value at end of year	39,978	20,113	3,047

Loss (gain) on remeasurement for the period include in earnings attributable to the change in unrealized loss (gain) of liabilities still outstanding at end of year	1,129	(19,006)	(2,880)

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share data)
The discount arising from the Investors Warrants and the embedded derivatives is accreted to interest expense to the first put date of the Notes using the effective interest method. The discount was fully accreted as of December 31, 2009.
Costs associated with the issuance of the Notes, which have been classified as deferred debt issuance costs on the consolidated balance sheet, are analyzed as follows:

	December 31,
	2009	2010
	RMB	RMB	US$

Amount attributed to Agent Warrants	31,451	31,451	4,765
Other cash costs	20,887	20,887	3,165

Total deferred debt issuance costs on initial recognition	52,338	52,338	7,930
Foreign currency realignment	(1,164)	(1,164)	(177)
Amortization	(45,574)	(45,574)	(6,905)
Written-off on conversion of Notes	(5,600)	(5,600)	(848)

Net value at end of year	—	—	—

The fair value of the Agent Warrants on the grant date, which was estimated using a multi-period binomial option pricing model, amounted to approximately RMB33,951. Of this amount, RMB31,451 was debited to deferred debt issuance costs as cost associated with the issuance of the Notes and the balance of RMB2,500 was debited to additional paid-in capital as cost associated with the issuance of the Investor Warrants.
The deferred debt issuance costs were amortized to expense to the first put date of the Notes using the effective interest method.
Effective January 1, 2009, the Company adopted the guidance provided in FASB ASC 815-40-15-5 through 815-40-15-8 (formerly EITF 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock”). ASC 815-40-15-5 through 815-40-15-8 applies to any freestanding financial instruments or embedded features that have the characteristics of a derivative, as defined in ASC paragraph 815-10-15-83 (formerly SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”) and to any freestanding financial instruments that are potentially settled in an entity’s own common stock.
As a result of adopting ASC 815-40-15 through 815-40-15-8, the Investors Warrants and the Agent Warrants outstanding at January 1, 2009, which were previously treated as equity pursuant to the scope exception in ASC 815-10-15-74 (formerly paragraph 11(a) of SFAS No. 133), were no longer afforded equity treatment. As such, as of January 1, 2009, the Company reclassified the fair value of the Warrants from equity to liability as if the Warrants had been treated as a derivative liability since their date of issue. On January 1, 2009, the Company recognized a cumulative-effect adjustment of RMB15,414, whereby RMB53,158 was reclassified to beginning retained earnings, RMB1,440 to foreign currency translation adjustments, and RMB70,012 from additional paid-in capital, to recognize the fair value of the Warrants as warrant liability on such date.
The warrant liability included on the consolidated balance sheet as of December 31, 2009 and 2010 is analyzed as follows:

	December 31,
	2009	2010
	RMB	RMB	US$

Value on initial recognition	15,414	15,414	2,335
Foreign currency realignment	4	(640)	(97)
Cumulative loss on remeasurement	7,219	2,876	436

Net value at end of year	22,637	17,650	2,674

Loss (gain) on remeasurement for the period included in earnings attributable to the change in unrealized loss (gain) of liabilities still outstanding at end of year	7,219	(4,343)	(658)

Changes in the fair value of the warrant liability subsequent to January 1, 2009 are recognized in the consolidated statement of operations.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share data)
The fair value of the Warrants on the date of grant was US$5.15 per warrant, which was estimated by management using a multi-period binomial option pricing model based on the following assumptions:

Stock price of underlying ordinary share on grant date	US$7.45
Risk-free interest rate	4.3%
Expected dividend yield	0%
Expected term	5 years
Expected stock price volatility	65.38%
The fair value of the Warrants as of January 1, 2009, December 31, 2009 and December 31, 2010 was US$0.87 per warrant, US$1.28 per warrant, and US$1.03 per warrant, respectively, which was estimated by management using the Black-Scholes option pricing model based on the following assumptions (Level 2):

	January 1,	December	December
	2009	31, 2009	31, 2010
Stock price of underlying ordinary share	US$2.54	US$3.66	US$4.06
Risk-free interest rate	1.54%	1.88%	0.74%
Expected dividend yield	0%	0%	0%
Expected term	4.37 years	3.37 years	2.37 years
Expected stock price volatility	79.21%	80.55%	80.27%
In 2008, US$8,251 of the principal amount of the Notes and accrued interest thereon of US$46 were converted into 1,511,397 ordinary shares of the Company at a conversion price of US$5.49 per share. In 2009, US$30,706 of the principal amount of the Notes were redeemed and US$16,073 of the principal amount of the Notes plus accrued interest thereon of US$590 were converted into 4,114,286 ordinary shares at a conversion price of US$4.05 per share. The extinguishment of the convertible debts that arose from the aforementioned conversions and redemption resulted in a loss of RMB10,634 for the year ended December 31, 2008 and a gain of RMB159,326 for the year ended December 31, 2009, computed as follows:

	December 31,
	2008	2009
	RMB	RMB	US$

Fair value of ordinary shares issued on conversion	55,054	126,650	18,555
Cash consideration paid on redemption	—	209,700	30,721

	55,054	336,350	49,276
(Less) add: Carrying amount of:
- Notes	(21,287)	(319,460)	(46,801)
- Accrued interest	(316)	(4,028)	(590)
- Embedded derivatives	(28,417)	(172,188)	(25,226)
- Deferred debt issuance costs	5,600	—	—

Loss (gain) on extinguishment of convertible debts	10,634	(159,326)	(23,341)

12	Segment information
The Group has one operating segment — CECT, the operating subsidiary in the PRC. The results of CECT used by management to evaluate business performance are based on U.S. GAAP and those accounting policies are consistent with those used in the preparation of the consolidated financial statements.
Segment income is determined based on income before income tax expense and further excludes amortization of other intangible assets, impairment of goodwill, impairment of other intangible assets, fair value adjustments on property, machinery and equipment, land use rights, and income (loss) before income tax expense of the Company. Segment assets consist of the total assets of CECT excluding goodwill, other intangible assets, fair value adjustments on property, machinery and equipment, and land use rights, and other assets held by the Company.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share data)

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$

Revenues
- Sales of mobile phones and accessories	2,140,346	1,624,270	848,169	128,511
- Services and other revenues	13,527	8,642	7,375	1,117

Total segment and consolidated revenue	2,153,873	1,632,912	855,544	129,628

Segment income (loss)	606,853	(3,349)	(247,780)	(37,542)

Segment assets	4,327,502	4,012,783	3,231,470	489,616

Interest income	22,758	18,451	21,976	3,330

Interest expense	(72,562)	(50,368)	(40,408)	(6,122)

Depreciation	(13,898)	(10,607)	(4,931)	(747)
A reconciliation of segment income (loss) to consolidated income (loss) before income tax expense for the years ended December 31, 2008, 2009 and 2010, is as follows:

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$

Segment income (loss) — CECT	606,853	(3,349)	(247,780)	(37,542)
Amortization of other intangible assets	(11,727)	(4,733)	(4,433)	(672)
Impairment of goodwill	—	—	(112,814)	(17,093)
Impairment of other intangible assets	(26,235)	(13,600)	—	—
Fair value adjustment on property, machinery and equipment	1,941	5,641	1,780	270
Fair value adjustment on land use rights	26	1,144	—	—
Income (loss) before income tax expense of the Company	24,564	(223,460)	9,480	1,436

Consolidated income (loss) before income tax expense	595,422	(238,357)	(353,767)	(53,601)

A reconciliation of segment assets to consolidated total assets as of December 31, 2009 and 2010 is as follows:

	December 31,
	2009	2010
	RMB	RMB	US$

Total segment assets — CECT	4,012,783	3,231,470	489,616
- Goodwill	112,814	—	—
- Other intangible assets, net	4,433	—	—
- Property, machinery and equipment, net	(6,460)	(4,680)	(709)
- Assets held by the Company	12,517	6,647	1,007
- Deferred income taxes recognized on consolidation	506	—	—

Total assets	4,136,593	3,233,437	489,914

13	Income taxes
The Company and its subsidiaries are subject to income tax on an entity basis on income arising in or derived from the tax jurisdictions in which they operate.
The Company was incorporated under the International Business Companies Act of the BVI and, accordingly, is exempt from BVI income taxes.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share data)
CECT, including its Huizhou branch and its PRC subsidiaries, is subject to enterprise income tax at a rate of 25%. The deferred tax assets and liabilities of CECT and its PRC subsidiaries are measured using the enacted tax rate of 25% that applies in the years in which those temporary differences are expected to be recovered or settled.
The current tax law in the PRC also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside of China for distribution of earnings generated after January 1, 2008. Under the current tax law, the distribution of earnings generated prior to January 1, 2008 is exempt from the withholding tax. In addition, as CECT will not be distributing its earnings for the year ended December 31, 2009 and 2010 to the Company, no deferred tax liability has been recognized for the undistributed earnings of CECT through December 31, 2010.
Income tax expense consists of the following:

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$

Current expense	162,267	22,415	—	—
Deferred (benefit) expense	(6,550)	(10,783)	17,456	2,645

Total income tax expense	155,717	11,632	17,456	2,645

A reconciliation of the expected income tax expense (based on the PRC statutory income tax rate) to the actual income tax expense is as follows:

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$

Expected expense (benefit) based on PRC statutory income tax rate at 25%	148,855	(59,589)	(88,442)	(13,400)
Tax rate differential of the Company	(5,972)	53,870	(2,370)	(359)
Non-deductible expenses:
- Share-based compensation expenses	3,667	8,730	5,473	829
- Impairment of goodwill	—	—	28,203	4,273
- Other	9,257	7,604	8,463	1,282
Non-taxable income	(90)	—	—	—
Valuation allowance	—	1,017	66,129	10,020

Actual income tax expense	155,717	11,632	17,456	2,645

Deferred income tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of those amounts shown on the consolidated balance sheets are as follows:

	December 31,
	2009	2010
	RMB	RMB	US$

Deferred tax assets:
Tax losses carried forward	1,017	44,820	6,791
Allowance for doubtful accounts	3,233	7,056	1,069
Inventory write-off	9,841	13,717	2,078
Accrued product warranties	481	384	58
Assets held for sale	2,694	—	—
Property, machinery and equipment, net	1,614	1,169	177
Impairment of investment at cost	701	—	—

Total deferred tax assets	19,581	67,146	10,173
Valuation allowance	(1,017)	(67,146)	(10,173)

Total deferred tax assets net of valuation allowance	18,564	—	—
Deferred tax liability:
Other intangible assets, net	(1,108)	—	—

Net deferred tax assets	17,456	—	—

The tax losses carried forward by the Group will expire beginning 2014 through 2015. As of December 31, 2010, gross tax loss carryforwards totalled RMB179,277 (US$27,163).

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share data)
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
Due to continued uncertainties in the business operating environment, the Group does not believe that sufficient positive evidence exists to conclude that the recoverability of its deferred tax assets is more likely than not to be realized. Consequently, the Group has provided full valuation allowances on its deferred tax assets during the year ended December 31, 2010.
As of December 31, 2009 and 2010, the Group has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods and does not believe that there will be any significant increases or decreases of unrecognized tax benefits within the next twelve months. No interest or penalties relating to income tax matters have been imposed on the Group during the year ended December 31, 2008, 2009 and 2010, and no provision for interest and penalties is deemed necessary as of December 31, 2009 and 2010.
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
14	Distribution of income
For the years ended December 31, 2008, 2009 and 2010, substantially all of the Group’s income (loss) was attributable to CECT. Income of CECT, as determined under generally accepted accounting principles in the PRC (the “PRC GAAP”), is distributable after transfer to dedicated statutory reserve funds, namely, the general reserve, the enterprise expansion fund, and the staff welfare and bonus fund, pursuant to the laws applicable to Foreign Investment Enterprises in the PRC and the Company’s articles of association. These reserve funds can only be used for specific purposes and are not distributable as cash dividends. Under the relevant regulations, CECT is required to transfer at least 10% of its annual PRC GAAP income to the general reserve until such reserve reaches 50% of its registered capital.
Transfers to the enterprise expansion fund and the staff welfare and bonus fund are at the discretion of the board of directors of CECT. For the years ended December 31, 2008, 2009 and 2010, CECT made transfers to the general reserve of approximately RMB46,429, RMB513 and nil, respectively. The board of directors of CECT did not recommend any transfers to the enterprise expansion fund and the staff welfare and bonus fund for the years ended December 31, 2008, 2009 and 2010. The accumulated balances of the statutory reserve funds maintained at CECT as of December 31, 2009 and 2010 were both RMB184,068 (US$27,889).
15	Earnings (loss) per share
The following represents a reconciliation from basic earnings (loss) per share to diluted earnings (loss) per share:

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$

Net income (loss) attributable to holders of ordinary shares	423,804	(250,369)	(362,842)	(54,976)
Amount allocated to participating convertible notes	(53,889)	—	—	—

Basic net income (loss) available to holders of ordinary shares	369,915	(250,369)	(362,842)	(54,976)
Net income allocated to participating convertible notes	53,889	—	—	—
Interest on convertible notes	92,944	—	—	—
Exchange loss on revaluation of convertible notes	11,471	—	—	—
Loss on extinguishment of convertible notes	10,634	—	—	—
Gain on remeasurement of derivatives embedded in convertible notes	(144,939)	—	—	—

Fully diluted net income (loss)	393,914	(250,369)	(362,842)	(54,976)

Weighted average ordinary shares:
Basic	49,216,000	48,034,000	52,935,000	52,935,000

Effect of dilutive ordinary share equivalents	7,170,000	—	—	—

Diluted	56,386,000	48,034,000	52,935,000	52,935,000

Earnings (loss) per ordinary share:
Basic	7.52	(5.21)	(6.85)	(1.04)

Diluted	6.99	(5.21)	(6.85)	(1.04)

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share data)
Except for the convertible notes issued in May 2008, all other ordinary share equivalents outstanding during the year ended December 31, 2008, including share options and warrants, were anti-dilutive and accordingly, were excluded from the calculation of diluted earnings per share for the year ended December 31, 2008. For the years ended December 31, 2009 and 2010, all ordinary share equivalents outstanding, including share options, restricted shares, convertible notes and warrants, were anti-dilutive.
16	Ordinary shares
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
On December 4, 2009, the Company issued 960,884 ordinary shares to a director and various employees of the Group upon the vesting of restricted shares granted under the QXMC 2007 Stock Plan (Note 17(a)).
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
On April 1, 2010, the Company issued 331,391 ordinary shares to a director and various employees of the Group upon the vesting of restricted shares granted under the QXMC 2007 Stock Plan (Note 17(a)).
17	Stock plan and warrants
(a)	QXMC 2007 Stock Plan
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
The Company did not grant any share options during the years ended December 31, 2008, 2009 and 2010.
In December 2009, the Company granted 1,955,057 restricted shares to a director and various employees and concurrently cancelled 1,744,800 of employee share options that were outstanding under the QXMC 2007 Stock Plan. Of the 1,955,057 restricted shares that were granted, 960,884 shares vested immediately while the balance of 994,173 shares vest on various dates ending April 1, 2012. The grant of restricted shares and cancellation of outstanding share options resulted in a modification charge of approximately US$6,360, which is being recognized over the vesting periods of the restricted shares. The modification charge recognized in 2009 and 2010 amounted to US$3,348 (RMB22,851) and US$1,337 (RMB9,046), respectively. As of December 31, 2010, the total unrecognized modification charge amounted to US$1,652, which is expected to be recognized over a remaining weighted average vesting period of 1.25 year.

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share data)
Stock option activity of the Company during the year ended December 31, 2010 was as follows:

		Weighted	Weighted
		average	average
		exercise	remaining	Aggregate
	Number of	price	contractual	intrinsic
	options	per share	term	value
		US$		US$

Balance as of January 1, 2010	1,200,000	18.00

Balance as of December 31, 2010	1,200,000	18.00	0.2 years	—

Exercisable as of December 31, 2010	1,200,000	18.00	0.2 years	—

The following table summarizes the activities for the Company’s unvested restricted shares for the year ended December 31, 2010:

		Weighted
		average
	Number of	grant date
	shares	fair value
		US$

Balance as of January 1, 2010	994,173	4.60
Vested	(331,391)	4.60
Canceled	(7,776)	4.60

Balance as of December 31, 2010	655,006	4.60

Expected to vest after December 31, 2010	655,006	4.60

The Company recognizes compensation cost based on the grant date fair value over the period that the employees are required to provide services in exchange for the award. The total amount of share-based compensation expenses recognized during the years ended December 31, 2008, 2009 and 2010, was approximately US$2,111 (RMB14,668) and US$5,115 (RMB34,922) and US$3,236 (RMB21,892), respectively. As of December 31, 2010, there was US$4,171 of unrecognized compensation cost related to unvested restricted shares. This amount is expected to be recognized over a remaining weighted average vesting period of 1.25 year.

(b)	Warrants
Warrants outstanding during the years ended December 31, 2008, 2009 and 2010 relate to the Warrants issued in connection with the issuance of the Notes detailed in note 11 to the consolidated financial statements. Information about the Warrants outstanding as of December 31, 2010 is as follows:

		Weighted	Weighted
		average	average
		exercise	remaining
	Number of	price	contractual
	warrants	per share	Term
		US$

Investor Warrants	1,648,721	8.91	2.4 years
Agent Warrants	942,127	8.91	2.4 years

Total	2,590,848	8.91	2.4 years

Exercisable as of December 31, 2010	2,590,848	8.91	2.4 years

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share data)
18	Fair value of financial instruments
The carrying amounts for cash, restricted cash, accounts receivable, prepayments to suppliers, prepaid expenses and other current assets, short-term borrowings, accounts payable, prepayments from customers, accrued liabilities, amounts due from related parties, and other payables and current liabilities, approximate their fair values because of the short maturity of these instruments.
The carrying amount and the estimated fair value of the Group’s convertible notes at December 31, 2010 were RMB112,162 (US$16,994) (2009: RMB112,162) and RMB113,449 (US$17,189) (2009: RMB106,281), respectively. The liability-classified embedded derivatives relating to the convertible notes and the Warrants are measured at fair value at the end of each reporting period (see note 11).
19	Commitments and contingencies
The Group has operating lease agreements for office and factory premises which extend through October 2013. As of December 31, 2010, the Group’s future minimum lease payments required under non-cancellable operating leases are as follows:

RMB
Year ending December 31,
- 2011	2,376
- 2012	1,751
- 2013	1,051

Total	5,178

Lease expenses of the Group for the years ended December 31, 2008, 2009 and 2010 were approximately RMB4,998, RMB6,090 and RMB6,363 (US$964), respectively.
20	Related party transactions
(a)	Name and relationship of related parties

Name of related party	Existing relationship with the Company

Qiao Xing Universal Resources, Inc. (“Xing”)	Parent company

Huizhou Qiao Xing Communication Industry Ltd. (“QXCI”)	Subsidiary of Xing until November 30, 2009

Qiao Xing Group Limited (“QXGL”)	A company controlled by certain directors of the Company
(b)	Summary of related party transactions
(i)	During the years ended December 31, 2008 and 2009, the Group received processing fee income from QXCI for handset processing services rendered, amounting to RMB6,573 and RMB1,371, respectively.

(ii)	During the year ended December 31, 2009, the Company redeemed US$30,706 (equivalent to RMB150,000) of the principal amount of the Notes, which were owned by Xing. In addition, the Company paid to Xing US$1,073 (equivalent to RMB7,331) for interest that was accrued on the Notes as of the date of redemption.
The Group also participates in a cash management arrangement at the direction and discretion of Xing as further described below. Other transactions with related parties are set out in other Notes to the consolidated financial statements.
(c)	Summary of related party balances

	December 31,
	2009	2010
	RMB	RMB	US$

Amount due to Xing	(5,568)	(8,136)	(1,233)

QIAO XING MOBILE COMMUNICATION CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share data)
The amount represents non-interest bearing net advances to and from Xing which are unsecured and have no fixed repayment terms. The amount resulted principally from the Group’s participation in a cash management arrangement at the direction and discretion of Xing (Note 2(c)) and represents the netting of the following advances to and from the related parties of Xing:

	December 31,
	2009	2010
	RMB	RMB	US$
Amounts due to related parties before execution of netting arrangement:
- Xing	(3,923)	(4,373)	(663)
- QXGL	(1,498)	(3,615)	(548)
- Director: Wu Zhi Yang	(147)	(148)	(22)

Net advances from Xing	(5,568)	(8,136)	(1,233)

21	Subsequent events
Subsequent to the end of the financial year ended December 31, 2010,
(a)	the Company issued 327,503 ordinary shares to a director and various employees of the Group upon the vesting of restricted shares that were granted in 2009 under the QXMC 2007 Stock Plan.

(b)	US$16,975 of the principal amount of the Notes plus accrued interest thereon of US$1,450 was converted into 4,549,453 ordinary shares at a conversion price of US$4.05 per share.

(c)	CECT disposed of its 100% equity interest in Beijing Yilian Xuntong Technology Co., Ltd. to an independent third-party for a total consideration of RMB10,000.